恒隆地產 HANG LUNG PROPERTIES

Our Ref: SO-025-2005/HLPL

1st February, 2005

Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
Room 3045 (Stop 3-4)
450 Fifth Street
Washington, DC 20549
UNITED STATES OF AMERICA

Ladies and Gentlemen:

Re: Hang Lung Properties Limited
Rule 12g3-2(b) Exemption
File No. 82-3410

Pursuant to Rule 12g3-2(b)(1)(iii), and on behalf of Hang Lung Properties Limited (the "Company"), enclosed are the documents described on Annex A hereto for your attention.

These documents supplement the information previously provided with respect to the Company's request for exemption under Rule 12g3-2(b), which exemption was established on 30th October, 1992.

This information is being furnished with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liabilities under Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act"), and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

Please do not hesitate to contact the undersigned at (001-852) 2879-0111 in Hong Kong if you have any questions.

Please acknowledge receipt of this letter and the enclosed materials by date stamping the enclosed receipt copy of this letter and please return it to Daniel L. Goelzer, Baker & McKenzie, 815 Connecticut Avenue, N.W. Washington, D.C. 20006-4078 in the enclosed self-addressed stamped envelope.

../2

Thank you for your attention.

Yours faithfully,
For and on behalf of
HANG LUNG PROPERTIES LIMITED

Robin S.W. Ching
Company Secretary

Encl.
RsC/EsL/cc

File No. 82-3410

Annex A to Letter to the SEC
dated 1st February, 2005 of
Hang Lung Properties Limited

The documents checked below are being furnished to the SEC to supplement information provided with respect to the Company's request for exemption under Rule 12g3-2, which exemption was established on 30th October, 1992.

Description of Document		**Check if Enclosed**
Title:	Return of Allotments	
Date:	for the period from 19th January, 2004 to 6th February, 2004	
Entity Requiring:	Companies Registry under Companies Ordinance of Hong Kong	√
Title:	Notice of Redemption of Redeemable Preference Shares	
Date:	as of 19th January, 2004	
Entity Requiring:	Companies Registry under Companies Ordinance of Hong Kong	√
Title:	Notice of Redemption of Redeemable Preference Shares	
Date:	as of 27th January, 2004	
Entity Requiring:	Companies Registry under Companies Ordinance of Hong Kong	√
Title:	Notice of Redemption of Redeemable Preference Shares	
Date:	as of 29th January, 2004	
Entity Requiring:	Companies Registry under Companies Ordinance of Hong Kong	√
Title:	Two Corporate Substantial Shareholder Notices	
Date:	as of 30th January, 2004	
Entity Requiring:	Hong Kong Stock Exchange (pursuant to the Part XV of Securities and Futures Ordinance)	√
Title:	Individual Substantial Shareholder Notice	
Date:	as of 30th January, 2004	
Entity Requiring:	Hong Kong Stock Exchange (pursuant to the Part XV of Securities and Futures Ordinance)	√
Title:	Monthly Return on Movement of Listed Equity Securities	
Date:	as of 31st January, 2004	
Entity Requiring:	Hong Kong Stock Exchange (pursuant to listing agreement between Exchange and Company)	√
Title:	Notice of Redemption of Redeemable Preference Shares	
Date:	as of 3rd February, 2004	
Entity Requiring:	Companies Registry under Companies Ordinance of Hong Kong	√
Title:	Notice of Redemption of Redeemable Preference Shares	
Date:	as of 6th February, 2004	
Entity Requiring:	Companies Registry under Companies Ordinance of Hong Kong	√

Title: Date: Entity Requiring:	Corporate Substantial Shareholder Notice as of 6th February, 2004 Hong Kong Stock Exchange (pursuant to the Part XV of Securities and Futures Ordinance)	√
Title: Date: Entity Requiring:	Three Corporate Substantial Shareholder Notices as of 9th February, 2004 Hong Kong Stock Exchange (pursuant to the Part XV of Securities and Futures Ordinance)	√
Title: Date: Entity Requiring:	Individual Substantial Shareholder Notice as of 9th February, 2004 Hong Kong Stock Exchange (pursuant to the Part XV of Securities and Futures Ordinance)	√
Title: Date: Entity Requiring:	Notification of Meeting of Board of Directors at which: (i) an interim dividend is declared; or (ii) a recommendation to do so is made; or (iii) any announcement relating to profits or losses is to be approved for publication as of 9th February, 2004 Hong Kong Stock Exchange (pursuant to listing agreement between Exchange and Company)	√
Title: Date: Entity Requiring:	Return of Allotments for the period from 9th February, 2004 to 27th February, 2004 Companies Registry under Companies Ordinance of Hong Kong	√
Title: Date: Entity Requiring:	Notification of Change of Share Capital Structure as of 16th February, 2004 Companies Registry under Companies Ordinance of Hong Kong	√
Title: Date: Entity Requiring:	Interim Results Announcement Form as of 18th February, 2004 Hong Kong Stock Exchange (pursuant to listing agreement between Exchange and Company)	√
Title: Date: Entity Requiring:	Enclosing soft copy of Press Announcement of Interim Results as of 18th February, 2004 Hong Kong Stock Exchange (pursuant to listing agreement between Exchange and Company)	√
Title: Date: Entity Requiring:	Press Announcement of Interim Results as of 19th February, 2004 Hong Kong Stock Exchange (pursuant to listing agreement between Exchange and Company)	√
Title: Date: Entity Requiring:	Notification of Closure of Books as of 19th February, 2004 Hong Kong Stock Exchange (pursuant to listing agreement between Exchange and Company)	√
Title:	Notification of Change of Share Capital Structure	

Date:	as of 19th February, 2004	
Entity Requiring:	Companies Registry under Companies Ordinance of Hong Kong	√
Title:	Corporate Substantial Shareholder Notice	
Date:	as of 20th February, 2004	
Entity Requiring:	Hong Kong Stock Exchange (pursuant to the Part XV of Securities and Futures Ordinance)	√
Title:	Individual Substantial Shareholder Notice	
Date:	as of 20th February, 2004	
Entity Requiring:	Hong Kong Stock Exchange (pursuant to the Part XV of Securities and Futures Ordinance)	√
Title:	Corporate Substantial Shareholder Notice	
Date:	as of 23rd February, 2004	
Entity Requiring:	Hong Kong Stock Exchange (pursuant to the Part XV of Securities and Futures Ordinance)	√
Title:	Corporate Substantial Shareholder Notice	
Date:	as of 24th February, 2004	
Entity Requiring:	Hong Kong Stock Exchange (pursuant to the Part XV of Securities and Futures Ordinance)	√
Title:	Notification of Change of Share Capital Structure	
Date:	as of 24th February, 2004	
Entity Requiring:	Companies Registry under Companies Ordinance of Hong Kong	√
Title:	Two Corporate Substantial Shareholder Notices	
Date:	as of 25th February, 2004	
Entity Requiring:	Hong Kong Stock Exchange (pursuant to the Part XV of Securities and Futures Ordinance)	√
Title:	Two Corporate Substantial Shareholder Notices	
Date:	as of 27th February, 2004	
Entity Requiring:	Hong Kong Stock Exchange (pursuant to the Part XV of Securities and Futures Ordinance)	√
Title:	Individual Substantial Shareholder Notice	
Date:	as of 27th February, 2004	
Entity Requiring:	Hong Kong Stock Exchange (pursuant to the Part XV of Securities and Futures Ordinance)	√
Title:	Monthly Return on Movement of Listed Equity Securities	
Date:	as of 29th February, 2004	
Entity Requiring:	Hong Kong Stock Exchange (pursuant to listing agreement between Exchange and Company)	√
Title:	Enclosing CD-ROM for Publication of Financial Information For the Interim Period ended 31st December, 2003 on Stock Exchange's website	
Date:	as of 2nd March, 2004	
Entity Requiring:	Hong Kong Stock Exchange (pursuant to listing agreement between Exchange and Company)	√

Title:	Return of Allotments	
Date:	for the period from 3rd March, 2004 to 12th March, 2004	
Entity Requiring:	Companies Registry under Companies Ordinance of Hong Kong	√
Title:	Corporate Substantial Shareholder Notice	
Date:	as of 4th March, 2004	
Entity Requiring:	Hong Kong Stock Exchange (pursuant to the Part XV of Securities and Futures Ordinance)	√
Title:	Corporate Substantial Shareholder Notice	
Date:	as of 8th March, 2004	
Entity Requiring:	Hong Kong Stock Exchange (pursuant to the Part XV of Securities and Futures Ordinance)	√
Title:	Notification of Change of Share Capital Structure	
Date:	as of 9th March, 2004	
Entity Requiring:	Companies Registry under Companies Ordinance of Hong Kong	√
Title:	Three Corporate Substantial Shareholder Notices	
Date:	as of 12th March, 2004	
Entity Requiring:	Hong Kong Stock Exchange (pursuant to the Part XV of Securities and Futures Ordinance)	√
Title:	Individual Substantial Shareholder Notice	
Date:	as of 12th March, 2004	
Entity Requiring:	Hong Kong Stock Exchange (pursuant to the Part XV of Securities and Futures Ordinance)	√
Title:	Enclosing CD-ROM for Publication of Interim Report on Stock Exchange's website	
Date:	as of 15th March, 2004	
Entity Requiring:	Hong Kong Stock Exchange (pursuant to listing agreement between Exchange and Company)	√
Title:	Interim Report 2003-2004	
Date:	for the half year ended 31st December, 2003	
Entity Requiring:	Hong Kong Stock Exchange (pursuant to listing agreement between Exchange and Company)	√
Title:	Corporate Substantial Shareholder Notice	
Date:	as of 17th March, 2004	
Entity Requiring:	Hong Kong Stock Exchange (pursuant to the Part XV of Securities and Futures Ordinance)	√
Title:	Corporate Substantial Shareholder Notice	
Date:	as of 23rd March, 2004	
Entity Requiring:	Hong Kong Stock Exchange (pursuant to the Part XV of Securities and Futures Ordinance)	√
Title:	Return of Allotments	
Date:	for the period from 23rd March, 2004 to 16th April, 2004	
Entity Requiring:	Companies Registry under Companies Ordinance of Hong Kong	√

Title:	Monthly Return on Movement of Listed Equity Securities	
Date:	as of 31st March, 2004	
Entity Requiring:	Hong Kong Stock Exchange (pursuant to listing agreement between Exchange and Company)	√
Title:	Two Corporate Substantial Shareholder Notices	
Date:	as of 2nd April, 2004	
Entity Requiring:	Hong Kong Stock Exchange (pursuant to the Part XV of Securities and Futures Ordinance)	√
Title:	Corporate Substantial Shareholder Notice	
Date:	as of 13th April, 2004	
Entity Requiring:	Hong Kong Stock Exchange (pursuant to the Part XV of Securities and Futures Ordinance)	√
Title:	Two Corporate Substantial Shareholder Notices	
Date:	as of 21st April, 2004	
Entity Requiring:	Hong Kong Stock Exchange (pursuant to the Part XV of Securities and Futures Ordinance)	√
Title:	Individual Substantial Shareholder Notice	
Date:	as of 21st April, 2004	
Entity Requiring:	Hong Kong Stock Exchange (pursuant to the Part XV of Securities and Futures Ordinance)	√
Title:	Return of Allotments	
Date:	for the period from 21st April, 2004 to 14th May, 2004	
Entity Requiring:	Companies Registry under Companies Ordinance of Hong Kong	√
Title:	Corporate Substantial Shareholder Notice	
Date:	as of 22nd April, 2004	
Entity Requiring:	Hong Kong Stock Exchange (pursuant to the Part XV of Securities and Futures Ordinance)	√
Title:	Individual Substantial Shareholder Notice	
Date:	as of 22nd April, 2004	
Entity Requiring:	Hong Kong Stock Exchange (pursuant to the Part XV of Securities and Futures Ordinance)	√
Title:	Two Corporate Substantial Shareholder Notices	
Date:	as of 27th April, 2004	
Entity Requiring:	Hong Kong Stock Exchange (pursuant to the Part XV of Securities and Futures Ordinance)	√
Title:	Individual Substantial Shareholder Notice	
Date:	as of 27th April, 2004	
Entity Requiring:	Hong Kong Stock Exchange (pursuant to the Part XV of Securities and Futures Ordinance)	√
Title:	Corporate Substantial Shareholder Notice	
Date:	as of 30th April, 2004	
Entity Requiring:	Hong Kong Stock Exchange (pursuant to the Part XV of Securities and Futures Ordinance)	√

Title: Date: Entity Requiring:	Monthly Return on Movement of Listed Equity Securities as of 30th April, 2004 Hong Kong Stock Exchange (pursuant to listing agreement between Exchange and Company)	√
Title: Date: Entity Requiring:	Two Corporate Substantial Shareholder Notices as of 3rd May, 2004 Hong Kong Stock Exchange (pursuant to the Part XV of Securities and Futures Ordinance)	√
Title: Date: Entity Requiring:	Individual Substantial Shareholder Notice as of 3rd May, 2004 Hong Kong Stock Exchange (pursuant to the Part XV of Securities and Futures Ordinance)	√
Title: Date: Entity Requiring:	Return of Allotments for the period from 18th May, 2004 to 1st June, 2004 Companies Registry under Companies Ordinance of Hong Kong	√
Title: Date: Entity Requiring:	Four Director's/Chief Executive's Notices - Interests in Shares of Listed Corporation as of 20th May, 2004 Hong Kong Stock Exchange (pursuant to the Part XV of Securities and Futures Ordinance)	√
Title: Date: Entity Requiring:	Monthly Return on Movement of Listed Equity Securities as of 31st May, 2004 Hong Kong Stock Exchange (pursuant to listing agreement between Exchange and Company)	√
Title: Date: Entity Requiring:	Corporate Substantial Shareholder Notice as of 23rd June, 2004 Hong Kong Stock Exchange (pursuant to the Part XV of Securities and Futures Ordinance)	√
Title: Date: Entity Requiring:	Two Corporate Substantial Shareholder Notices as of 30th June, 2004 Hong Kong Stock Exchange (pursuant to the Part XV of Securities and Futures Ordinance)	√
Title: Date: Entity Requiring:	Individual Substantial Shareholder Notice as of 30th June, 2004 Hong Kong Stock Exchange (pursuant to the Part XV of Securities and Futures Ordinance)	√
Title: Date: Entity Requiring:	Monthly Return on Movement of Listed Equity Securities as of 30th June, 2004 Hong Kong Stock Exchange (pursuant to listing agreement between Exchange and Company)	√
Title: Date: Entity Requiring:	Monthly Return on Movement of Listed Equity Securities as of 31st July, 2004 Hong Kong Stock Exchange (pursuant to listing agreement between Exchange and Company)	√

Title:	Return of Allotments	
Date:	as of 10th August, 2004	
Entity Requiring:	Companies Registry under Companies Ordinance of Hong Kong	√
Title:	Notification of Change of Share Capital Structure	
Date:	as of 10th August, 2004	
Entity Requiring:	Companies Registry under Companies Ordinance of Hong Kong	√
Title:	Enclosing draft Notice of AGM/Repurchase Mandate for approval	
Date:	as of 19th August, 2004	
Entity Requiring:	Hong Kong Stock Exchange (pursuant to listing agreement between Exchange and Company)	√
Title:	Checklist on Notification Requirements of Issuers' Purchasing their Own Shares on the Stock Exchange	
Date:	as of 19th August, 2004	
Entity Requiring:	Hong Kong Stock Exchange (pursuant to listing agreement between Exchange and Company)	√
Title:	Notification of Meeting of Board of Directors at which: (i) a final dividend is declared; or (ii) a recommendation to do so is made; or (iii) any announcement relating to profits or losses is to be approved for publication	
Date:	as of 26th August, 2004	
Entity Requiring:	Hong Kong Stock Exchange (pursuant to listing agreement between Exchange and Company)	√
Title:	Undertaking of Exercising Repurchases Power pursuant to the Repurchase Mandate	
Date:	as of 30th August, 2004	
Entity Requiring:	Hong Kong Stock Exchange (pursuant to listing agreement between Exchange and Company)	√
Title:	Corporate Substantial Shareholder Notice	
Date:	as of 31st August, 2004	
Entity Requiring:	Hong Kong Stock Exchange (pursuant to the Part XV of Securities and Futures Ordinance)	√
Title:	Monthly Return on Movement of Listed Equity Securities	
Date:	as of 31st August, 2004	
Entity Requiring:	Hong Kong Stock Exchange (pursuant to listing agreement between Exchange and Company)	√
Title:	Confirm compliance with Appendix 3 re Articles of Association of the Company	
Date:	as of 1st September, 2004	
Entity Requiring:	Hong Kong Stock Exchange (pursuant to listing agreement between Exchange and Company)	√
Title:	Notification of Location of Registers	
Date:	as of 6th September, 2004	
Entity Requiring:	Companies Registry under Companies Ordinance of Hong Kong	√
Title:	Final Results Announcement Form	

Date:	as of 8th September, 2004	
Entity Requiring:	Hong Kong Stock Exchange (pursuant to listing agreement between Exchange and Company)	√
Title:	Enclosing soft copy of Press Announcement of Final Results	
Date:	as of 8th September, 2004	
Entity Requiring:	Hong Kong Stock Exchange (pursuant to listing agreement between Exchange and Company)	√
Title:	Press Announcement of Annual Results	
Date:	as of 9th September, 2004	
Entity Requiring:	Hong Kong Stock Exchange (pursuant to listing agreement between Exchange and Company)	√
Title:	Notification of Closure of Books	
Date:	as of 9th September, 2004	
Entity Requiring:	Hong Kong Stock Exchange (pursuant to listing agreement between Exchange and Company)	√
Title:	Corporate Substantial Shareholder Notice	
Date:	as of 17th September, 2004	
Entity Requiring:	Hong Kong Stock Exchange (pursuant to the Part XV of Securities and Futures Ordinance)	√
Title:	Enclosing CD-ROM for Publication of Financial Information For the year ended 30th June, 2004 on Stock Exchange's website	
Date:	as of 21st September, 2004	
Entity Requiring:	Hong Kong Stock Exchange (pursuant to listing agreement between Exchange and Company)	√
Title:	Monthly Return on Movement of Listed Equity Securities	
Date:	as of 30th September, 2004	
Entity Requiring:	Hong Kong Stock Exchange (pursuant to listing agreement between Exchange and Company)	√
Title:	Enclosing soft copy re Rescheduling of Annual General Meeting Date	
Date:	as of 20th October, 2004	
Entity Requiring:	Hong Kong Stock Exchange (pursuant to listing agreement between Exchange and Company)	√
Title:	Press Announcement of Rescheduling of 2004 Annual General Meeting Date	
Date:	as of 21st October, 2004	
Entity Requiring:	Hong Kong Stock Exchange (pursuant to listing agreement between Exchange and Company)	√
Title:	Enclosing soft copy of Notice of Annual General Meeting	
Date:	as of 28th October, 2004	
Entity Requiring:	Hong Kong Stock Exchange (pursuant to listing agreement between Exchange and Company)	√
Title:	Press Announcement of Notice of Annual General Meeting	
Date:	as of 29th October, 2004	
Entity Requiring:	Hong Kong Stock Exchange (pursuant to listing agreement between Exchange and Company)	√

Title:	Enclosing soft copy of 2003/04 Annual Report	
Date:	as of 29th October, 2004	
Entity Requiring:	Hong Kong Stock Exchange (pursuant to listing agreement between Exchange and Company)	√
Title:	2003/04 Annual Report	
Date:	for the year ended 30th June, 2004	
Entity Requiring	Hong Kong Stock Exchange (pursuant to listing agreement between Exchange and Company)	√
Title:	Enclosing soft copy of Circular re: Notice of Annual General Meeting and Repurchase Mandate	
Date:	as of 29th October, 2004	
Entity Requiring:	Hong Kong Stock Exchange (pursuant to listing agreement between Exchange and Company)	√
Title:	Circular re: Notice of Annual General Meeting and Repurchase Mandate	
Date:	as of 29th October, 2004	
Entity Requiring:	Hong Kong Stock Exchange (pursuant to listing agreement between Exchange and Company)	√
Title:	Monthly Return on Movement of Listed Equity Securities	
Date:	as of 31st October, 2004	
Entity Requiring:	Hong Kong Stock Exchange (pursuant to listing agreement between Exchange and Company)	√
Title:	Corporate Substantial Shareholder Notice	
Date:	as of 4th November, 2004	
Entity Requiring:	Hong Kong Stock Exchange (pursuant to the Part XV of Securities and Futures Ordinance)	√
Title:	Enclosing soft copy of Proxy Form	
Date:	as of 9th November, 2004	
Entity Requiring:	Hong Kong Stock Exchange (pursuant to listing agreement between Exchange and Company)	√
Title:	Year 2004 Annual Return	
Date:	23rd November, 2004	
Entity Requiring:	Companies Registry under Companies Ordinance of Hong Kong	√
Title:	Statement of Particulars of Subsidiaries	
Date:	as at 30th June, 2004	
Entity Requiring:	Companies Registry under Companies Ordinance of Hong Kong	√
Title:	Statement of Particulars of Shareholdings in Non-subsidiary Companies	
Date:	as at 30th June, 2004	
Entity Requiring:	Companies Registry under Companies Ordinance of Hong Kong	√
Title:	Special Resolution	
Date:	as of 23rd November , 2004	
Entity Requiring:	Companies Registry under Companies Ordinance of Hong Kong	√
Title:	Enclosing soft copy of Poll Results of Annual General Meeting	

Date: as of 23rd November, 2004
Entity Requiring: Hong Kong Stock Exchange (pursuant to listing agreement between Exchange and Company) √

Title: Press Announcement of Poll Results of Annual General Meeting
Date: as of 24th November, 2004
Entity Requiring: Hong Kong Stock Exchange (pursuant to listing agreement between Exchange and Company) √

Title: Corporate Substantial Shareholder Notice
Date: as of 24th November, 2004
Entity Requiring: Hong Kong Stock Exchange (pursuant to the Part XV of Securities and Futures Ordinance) √

Title: Individual Substantial Shareholder Notice
Date: as of 24th November, 2004
Entity Requiring: Hong Kong Stock Exchange (pursuant to the Part XV of Securities and Futures Ordinance) √

Title: Corporate Substantial Shareholder Notice
Date: as of 29th November, 2004
Entity Requiring: Hong Kong Stock Exchange (pursuant to the Part XV of Securities and Futures Ordinance) √

Title: Requesting for Suspension of Trading from 2:30 p.m. on 29th November, 2004
Date: as of 29th November, 2004
Entity Requiring: Hong Kong Stock Exchange (pursuant to listing agreement √ between Exchange and Company)

Title: Requesting for Resumption of Trading from 9:30 a.m. on 30th November, 2004
Date: as of 29th November, 2004
Entity Requiring: Hong Kong Stock Exchange (pursuant to listing agreement √ between Exchange and Company)

Title: Enclosing soft copy of Press Announcement for Placing of existing shares and subscription for new shares by Hang Lung Group Limited in Hang Lung Properties Limited
Date: as of 29th November, 2004
Entity Requiring: Hong Kong Stock Exchange (pursuant to listing agreement √ between Exchange and Company)

Title: Placing of existing shares and subscription for new shares by Hang Lung Group Limited in Hang Lung Properties Limited
Date: as of 30th November, 2004
Entity Requiring: Hong Kong Stock Exchange (pursuant to listing agreement √ between Exchange and Company)

Title: Unusual movements in the Trading Volume of Shares
Date: as of 30th November, 2004
Entity Requiring: Hong Kong Stock Exchange (pursuant to listing agreement √ between Exchange and Company)

Title: Monthly Return on Movement of Listed Equity Securities
Date: as of 30th November, 2004
Entity Requiring: Hong Kong Stock Exchange (pursuant to listing agreement

	between Exchange and Company)	√
Title:	Three Corporate Substantial Shareholder Notices	
Date:	as of 30th November, 2004	
Entity Requiring:	Hong Kong Stock Exchange (pursuant to the Part XV of Securities and Futures Ordinance)	√
Title:	Individual Substantial Shareholder Notice	
Date:	as of 30th November, 2004	
Entity Requiring:	Hong Kong Stock Exchange (pursuant to the Part XV of Securities and Futures Ordinance)	√
Title:	Reprinted Memorandum and Articles of Association	
Date:	as of 2nd December, 2004	
Entity Requiring:	Companies Registry under Companies Ordinance of Hong Kong	√
Title:	Corporate Substantial Shareholder Notice	
Date:	as of 2nd December, 2004	
Entity Requiring:	Hong Kong Stock Exchange (pursuant to the Part XV of Securities and Futures Ordinance)	√
Title:	Corporate Substantial Shareholder Notice	
Date:	as of 3rd December, 2004	
Entity Requiring:	Hong Kong Stock Exchange (pursuant to the Part XV of Securities and Futures Ordinance)	√
Title:	Enclosing Special Resolutions passed at Annual General Meeting ("AGM") and Extract from Minutes of AGM and Circular re: Notice of AGM and Repurchase Mandate	
Date:	6th December, 2004	
Entity Requiring:	Hong Kong Stock Exchange (pursuant to listing agreement between Exchange and Company)	√
Title:	Notification of Change of Share Capital Structure	
Date:	as of 7th December, 2004	
Entity Requiring:	Companies Registry under Companies Ordinance of Hong Kong	√
Title:	Corporate Substantial Shareholder Notice	
Date:	as of 8th December, 2004	
Entity Requiring:	Hong Kong Stock Exchange (pursuant to the Part XV of Securities and Futures Ordinance)	√
Title:	Return of Allotments	
Date:	as of 9th December, 2004	
Entity Requiring:	Companies Registry under Companies Ordinance of Hong Kong	√
Title:	Four Corporate Substantial Shareholder Notices	
Date:	as of 9th December, 2004	
Entity Requiring:	Hong Kong Stock Exchange (pursuant to the Part XV of Securities and Futures Ordinance)	√
Title:	Individual Substantial Shareholder Notice	
Date:	as of 9th December, 2004	
Entity Requiring:	Hong Kong Stock Exchange (pursuant to the Part XV of	

	Securities and Futures Ordinance)	√
Title:	Return of Allotments	
Date:	for the period from 10th December, 2004 to 22nd December, 2004	
Entity Requiring:	Companies Registry under Companies Ordinance of Hong Kong	√
Title:	Enclosing soft copy of Further Announcement to placing of existing shares and subscription for new shares	
Date:	as of 10th December, 2004	
Entity Requiring:	Hong Kong Stock Exchange (pursuant to listing agreement between Exchange and Company)	√
Title:	Further Announcement to placing of existing shares and subscription for new shares	
Date:	as of 13th December, 2004	
Entity Requiring:	Hong Kong Stock Exchange (pursuant to listing agreement between Exchange and Company)	√
Title:	Corporate Substantial Shareholder Notice	
Date:	as of 13th December, 2004	
Entity Requiring:	Hong Kong Stock Exchange (pursuant to the Part XV of Securities and Futures Ordinance)	√
Title:	Notification of Change of Share Capital Structure	
Date:	as of 17th December, 2004	
Entity Requiring:	Companies Registry under Companies Ordinance of Hong Kong	√
Title:	Monthly Return on Movement of Listed Equity Securities	
Date:	as of 31st December, 2004	
Entity Requiring:	Hong Kong Stock Exchange (pursuant to listing agreement between Exchange and Company)	√

CR

Companies Registry
公司註冊處

RECEIVED
2005 FEB -7 A 8:03
OFFICE OF ... CORPORATE FI...

Form 表格 **SC1**

Return of Allotments
股份分配申報表

Company Number 公司編號
2970

1 Company Name 公司名稱

Hang Lung Properties Limited 恒隆地產有限公司

2 Date(s) of Allotment 分配日期 (Note 註 2)

DD 日	MM 月	YYYY 年		DD 日	MM 月	YYYY 年
19	01	2004	To 至	06	02	2004

3 Totals of this Allotment 此股份分配的總款額:-

Nominal Amount Paid and Payable 已繳及應繳的總面額 (Note 註 3) $ **59,447,334.00**

Premium Amount Paid and Payable **[(A) + (B)]** 已繳及應繳的溢價總額 **[(A) +(B)]** $ **380,257,632.00**

4 Cumulative Total of Paid-up Capital (Including this Allotment)
累積繳足股款總額 (包括此分配) $ **3,658,206,241.00**

5 Shares Allotted for Cash 用現金支付的分配股份

Class of Shares 股份類別	No. of Shares Allotted 獲分配的股份數目	Nominal Value of Each Share 每股的面值	Amount Paid and Payable on Each Share 每股已／應繳付的款額 — Paid 已繳付	Amount Paid and Payable on Each Share 每股已／應繳付的款額 — Payable 應繳付	Premium on Each Share 每股的溢價款額	Total Premium Paid and Payable **(A)** 已繳及應繳的溢價總款額
Ordinary	**11,915,130**	**HK$1.00**	**HK$1.00**	**Nil**	**Nil**	**Nil**
Ordinary	**47,532,204**	**HK$1.00**	**HK$9.00**	**Nil**	**HK$8.00**	**380,257,632.00**

Presentor's Name and Address
提交人的姓名及地址

Computershare Hong Kong Investor Services Limited
Rooms 1901-1905, 19/F Hopewell Centre
183 Queen's Road East
Wanchai
Hong Kong

For Official Use
請勿填寫本欄

Return of Allotments
股份分配申報表

Company Number 公司編號

2970

6 **Shares Allotted for other than Cash** 非現金支付的分配股份 (Note 註 4)

Class of Shares 股份類別	No. of Shares Allotted 獲分配的股份數目	Nominal Value of Each Share 每股的面值	Amount Treated As Paid on Each Share 每股被視作已繳付的款額	Premium on Each Share 每股的溢價款額	Total Premium Paid and Payable (B) 已繳及應繳的溢價總款額
N/A	**N/A**	**N/A**	**N/A**	**N/A**	**N/A**

Consideration for which the Shares have been Allotted 分配上述股份的代價

N/A

7 **Details of Allottees** 獲分配股份者的詳情

Name, Occupation and Description 姓名／名稱，職業及描述	Address 地址	No. of Shares Allotted by Class 各類別股份分配的數目		
		Class 類別	Class 類別	Class 類別
	Please refer to the attached APPENDIX I & II			
	Total Shares Allotted by Class 各類股份分配總額			

Signed 簽名 :

(Name 姓名) : (**CHING Sik Wing, Robin**) Date 日期 : **16/02/2004**

~~Director 董事~~／Secretary 秘書 *

**Delete whichever does not apply 請刪去不適用者*

APPENDIX I

HANG LUNG PROPERTIES LIMITED
LIST OF ALLOTTEES FOR THE PERIOD FROM 20 JANUARY TO 4 FEBRUARY 2004

(Allotments upon Conversion of Convertible Preference Shares)

Registered Name and Address	Description	Date of Allotment	No. of Ordinary Shares Allotted
Citigroup Global Markets Hong Kong Nominee Limited 10/F Two Harbourfront 22 Tak Fung Street Hung Hom Kowloon	Nominee	04/02/2004	383,000
Citi (Nominees) Limited G P O Box 14 Hong Kong	Nominee	04/02/2004	766,000
Deutche Securities Asia Limited 55/F Cheung Kong Centre 2 Queen's Road Central Hong Kong	Company	04/02/2004	1,470,720
Horsford Nominees Ltd c/o Standard Chartered Bank Custody and Clearing Services G P O Box 199 Hong Kong	Nominee	20/01/2004 30/01/2004 04/02/2004	459,600 1,302,200 229,800
HSBC Nominees (Hong Kong) Limited 1 Queen's Road Central Hong Kong	Nominee	27/01/2004 30/01/2004 04/02/2004	2,298,000 459,600 383,000
HSBC Securities Brokers (Asia) Limited Level 17, Hong Kong Bank Building 1 Queen's Road Central Hong Kong	Company	04/02/2004	601,310
Morgan Stanley Dean Witter Hong Kong Securities Limited Three Exchange Square 31/F Hong Kong	Company	30/01/2004 04/02/2004	3,025,700 306,400
Nomura Nominees (Hong Kong) Limited 30/F Two International Finance Centre 8 Finance Street Central Hong Kong	Nominee	30/01/2004	153,200

APPENDIX I

HANG LUNG PROPERTIES LIMITED
LIST OF ALLOTTEES FOR THE PERIOD FROM 20 JANUARY TO 4 FEBRUARY 2004

(Allotments upon Conversion of Convertible Preference Shares)

Registered Name and Address	Description	Date of Allotment	No. of Ordinary Shares Allotted
South China Finance (Nominees) Ltd 28/F Bank of China Tower 1 Garden Road Central Hong Kong	Nominee	20/01/2004	76,600

Total No. of Allottees	:	9
Total No. of Shares Allotted	:	11,915,130

*** END OF REPORT ***

HANG LUNG PROPERTIES LIMITED
LIST OF ALLOTTEES FOR THE PERIOD FROM 19 JANUARY TO 6 FEBRUARY 2004

(Allotments upon Conversion of Convertible Bonds)

Registered Name and Address	Description	Date of Allotment	No. of Ordinary Shares Allotted
Citi (Nominees) Limited G P O Box 14 Hong Kong	Nominee	03/02/2004 05/02/2004	8,577,777 2,777,777
Credit Suisse First Boston (Hong Kong) Limited 45/46 Floor Two Exchange Square 8 Connaught Place Central Hong Kong	Company	06/02/2004	2,222,222
Deutche Securities Asia Limited 55/F Cheung Kong Centre 2 Queen's Road Central Hong Kong	Company	29/01/2004 03/02/2004 05/02/2004	2,777,777 1,666,666 6,366,665
HSBC Nominees (Hong Kong) Limited 1 Queen's Road Central Hong Kong	Nominee	19/01/2004 29/01/2004	333,333 1,444,444
Horsford Nominees Ltd c/o Standard Chartered Bank Custody and Clearing Services G P O Box 199 Hong Kong	Nominee	05/02/2004 06/02/2004	796,666 555,555
KBC Financial Products Trading Hong Kong Ltd 1201-1203 Citibank Tower Citibank Plaza 3 Gardon Road Central Hong Kong	Company	05/02/2004	555,555
Merrill Lynch Far East Ltd 17/F Asia Pacific Tower 3 Garden Road Central Hong Kong	Company	06/02/2004	2,111,111
Morgan Stanley Dean Witter Hong Kong Securities Limited 31/F Three Exchange Square Hong Kong	Company	29/01/2004 03/02/2004 05/02/2004 06/02/2004	7,654,443 1,034,444 2,602,216 1,388,888

..../2

APPENDIX II

HANG LUNG PROPERTIES LIMITED
LIST OF ALLOTTEES FOR THE PERIOD FROM 19 JANUARY TO 6 FEBRUARY 2004

(Allotments upon Conversion of Convertible Bonds)

Registered Name and Address	Description	Date of Allotment	No. of Ordinary Shares Allotted
UBS Nominees Asia Limited 25/F One Exchange Square 8 Connaught Place Hong Kong	Nominee	05/02/2004	4,666,665

Total No. of Allottees	:	9
Total No. of Shares Allotted	:	47,532,204

*** END OF REPORT ***

COMPANIES ORDINANCE
(Chapter 32)

Notice of Redemption of Redeemable Preference Shares

Pursuant to Section 54(1)

Company Number : 2970

Name of Company

HANG LUNG PROPERTIES LIMITED

Registered Office

28/F, 4 Des Voeux Road Central, Hong Kong

hereby notifies you in accordance with section 54(1) of the Companies Ordinance that

On 19th January, 2004, the company redeemed 700 Convertible Cumulative Preference Share of HK$7,500 each at a redemption price of HK$766 each.

Signed for and on behalf of the Company by a duly authorised signatory

For and on behalf of
HANG LUNG PROPERTIES LIMITED
恒隆地產有限公司

Secretary

Date 19th January, 2004

Presentor's name, address and reference (if any)

Hang Lung (Secretaries) Limited,
28/F, 4 Des Voeux Road Central,
Hong Kong.

收件日期 RECEIVED
20-01-2004
公司註冊處(行政組)
COMPANIES REGISTRY
(Administration Section)

COMPANIES ORDINANCE
(Chapter 32)

Notice of Redemption of Redeemable Preference Shares

Pursuant to Section 54(1)

Company Number : 2970

Name of Company

HANG LUNG PROPERTIES LIMITED

Registered Office

28/F, 4 Des Voeux Road Central, Hong Kong

hereby notifies you in accordance with section 54(1) of the Companies Ordinance that

On 27th January, 2004, the company redeemed 3,000 Convertible Cumulative Preference Share of HK$7,500 each at a redemption price of HK$766 each.

Signed for and on behalf of the Company by a duly authorised signatory

For and on behalf of
HANG LUNG PROPERTIES LIMITED
恒隆地產有限公司

....
Secretary

Date 27th January, 2004

Presentor's name, address and reference (if any)

Hang Lung (Secretaries) Limited,
28/F, 4 Des Voeux Road Central,
Hong Kong.

收件日期 RECEIVED
28 -01- 2004
公司註冊處(行政組)
COMPANIES REGISTRY
(Administration Section)

COMPANIES ORDINANCE
(Chapter 32)

Notice of Redemption of Redeemable Preference Shares

Pursuant to Section 54(1)

Company Number : 2970

Name of Company

HANG LUNG PROPERTIES LIMITED

Registered Office

28/F, 4 Des Voeux Road Central, Hong Kong

hereby notifies you in accordance with section 54(1) of the Companies Ordinance that

On 29th January, 2004, the company redeemed 6,450 Convertible Cumulative Preference Share of HK$7,500 each at a redemption price of HK$766 each.

Signed for and on behalf of the Company by a duly authorised signatory

For and on behalf of
HANG LUNG PROPERTIES LIMITED
恒 隆 地 產 有 限 公 司

....
Secretary

Date 29th January, 2004

Presentor's name, address and reference (if any)

Hang Lung (Secretaries) Limited,
28/F, 4 Des Voeux Road Central,
Hong Kong.

收件日期 RECEIVED
02-02-2004
公司註冊處(行政組)
COMPANIES REGISTRY
(Administration Section)

FORM 2

(32)

CORPORATE SUBSTANTIAL SHAREHOLDER NOTICE

Notice pursuant to s. 324 of Part XV of the Securities and Futures Ordinance (Cap. 571)

Form for use by a corporation giving notice of:

(i) First acquiring an interest in 5% or more of the shares of a listed corporation (i.e. first becoming a substantial shareholder);
(ii) Changes in the percentage level, or nature, of its interest or its short position in such shares; and
(iii) Ceasing to have an interest of 5% in such shares (complete Boxes 1 to 19 and 27 only).

This Form must be completed in accordance with the directions and instructions in the Notes to Form 2.

1. Name of listed corporation HANG LUNG PROPERTIES LIMITED	
2. Stock code 101	**4. Number of issued shares in class**
3. Class of shares Ordinary	2,909,318,804

5. Name of substantial shareholder a) Hang Lung Group Limited; b) Prosperland Housing Limited; c) Purotat Limited	**8. Business registration number** a) 01050802-000-09; b) 04937744-000-04; c) 15331355-000-02	
	9. Place of incorporation a) to c) Hong Kong	Certificate of Incorporation No. a) 6206; b) 26329; c) 344098
6. Registered office a) 28th Floor, 4 Des Voeux Road Central, Hong Kong; b) & c) 26th Floor, 4 Des Voeux Road Central, Hong Kong	**10. Contact person** Mr. CHING Sik Wing, Robin	
	11. Daytime tel. No. 28790111	**12. e-mail address** RobinChing@hanglung.com
7. Principal place of business in Hong Kong c) N/A	**13. Exchange on which listed** a) Hong Kong Stock Exchange; b) to c) N/A	
	14. Name of listed parent and exchange on which parent is listed Hang Lung Group Limited / Hong Kong Stock Exchange	

15. Date of relevant event

30	01	2004
(day)	(month)	(year)

16. Date when the substantial shareholder became aware of the relevant event/ interest in the shares (if later)

02	02	2004
(day)	(month)	(year)

17. Details of relevant event

	Relevant event code describing circumstances (see Table 1)	Code describing capacity in which shares were/are held (see Table 2)		Number of shares bought/sold or involved	Currency of transaction	On Exchange		Off Exchange	
		Before relevant event	After relevant event			Highest price per share	Average price per share	Average consideration per share	Consideration Code (see Table 3)
Long position	104	205	205	1,801,365,570	HKD				- Select -
Short position	- Select -	- Select -	- Select -						

18. Total shares immediately before the relevant event

	Total number of shares	Percentage figure (%)
Long position	1,801,365,570	62.02
Short position		
Lending pool		

19. Total shares immediately after the relevant event

	Total number of shares	Percentage figure (%)
Long position	1,801,365,570	61.92
Short position		
Lending pool		

20. Capacity in which interests disclosed in Box 19 are held

Code describing capacity (see Table 2)	Number of shares	
	Long position	Short position
205	1,801,365,570	
- Select -		
- Select -		
- Select -		
- Select -		

21. Further information in respect of derivative interests

Code describing derivatives (see Table 4)	Number of shares	
	Long position	Short position
- Select -		
- Select -		
- Select -		
- Select -		
- Select -		

22. **Further information in relation to interests of corporations controlled by substantial shareholder**

Name of controlled corporation	Address and place of incorporation	Name of controlling shareholder	% control	Direct interest (Y/N)	Number of shares	
					Long position	*Short Position*
	(see attached Continuation Sheet)					

23. **Further information in relation to interests held by substantial shareholder jointly with another person**

Name of joint shareholder	Address	Number of shares	
		Long position	Short Position

24. **Further information from a trustee, or beneficiary of a trust, or a founder of a Discretionary Trust**

Name of Trust	Address	Status Code (see Table 5)	Number of shares	
			Long position	Short position
		- Select -		
		- Select -		
		- Select -		

25. **Further information from a party to an agreement under Section 317** **(Please see Notes for further information required)**

Names of other parties	Address	Number of shares
Total number of shares in which substantial shareholder is interested under section 317 and 318		

26. ***Details of person(s) in accordance with whose directions the substantial shareholder or its directors are accustomed to act***

Names	Address	Relationship Code (see Table 6)	Percentage (%)
		- Select -	
		- Select -	
		- Select -	

27. Date of filing this Form 2

03	02	2004
(day)	(month)	(year)

28. Number of continuation sheets 1

29. Number of attachments

Form 2.

Continuation Sheet

22. Further information in relation to interests of corporations controlled by substantial shareholder

Name of controlled corporation	Address and place of incorporation	Name of controlling shareholder	% control	Direct interest (Y/N)	Number of shares	
					Long position	Short position
Prosperland Housing Limited	26th Floor, 4 Des Voeux Road Central, Hong Kong. (Hong Kong)	Hang Lung Group Limited	100.00	Y	1,267,523,511	
Prosperland Housing Limited	26th Floor, 4 Des Voeux Road Central, Hong Kong. (Hong Kong)	Hang Lung Group Limited	100.00	N	85,179	
Curicao Company Limited	26th Floor, 4 Des Voeux Road Central, Hong Kong. (Hong Kong)	Prosperland Housing Limited	100.00	Y	85,179	
Purotat Limited	26th Floor, 4 Des Voeux Road Central, Hong Kong. (Hong Kong)	Hang Lung Group Limited	100.00	Y	354,227,500	
Yee Fly Investment Limited	26th Floor, 4 Des Voeux Road Central, Hong Kong. (Hong Kong)	Hang Lung Group Limited	100.00	Y	163,665	
Yee Fly Investment Limited	26th Floor, 4 Des Voeux Road Central, Hong Kong. (Hong Kong)	Hang Lung Group Limited	100.00	N	120,608,945	
Yee Fly Investment Limited	26th Floor, 4 Des Voeux Road Central, Hong Kong. (Hong Kong)	Hang Lung Group Limited	100.00	N	8,520	
Believecity Limited	26th Floor, 4 Des Voeux Road Central, Hong Kong. (Hong Kong)	Yee Fly Investment Limited	100.00	Y	120,608,945	
Kindstock Limited	26th Floor, 4 Des Voeux Road Central, Hong Kong. (Hong Kong)	Yee Fly Investment Limited	100.00	Y	8,520	
Cokage Limited	26th Floor, 4 Des Voeux Road Central, Hong Kong. (Hong Kong)	Hang Lung Group Limited	100.00	Y	53,893,250	
Atlas Limited	Akara Building, 24 De Castro Street, Wickhams Cay I, Road Town, Tortola, British Virgin Islands. (British Virgin Islands)	Hang Lung Group Limited	100.00	N	4,855,000	
Hang Kong Company Limited	26th Floor, 4 Des Voeux Road Central, Hong Kong. (Hong Kong)	Atlas Limited	100.00	Y	4,855,000	

FORM 2

CORPORATE SUBSTANTIAL SHAREHOLDER NOTICE

Notice pursuant to s. 324 of Part XV of the Securities and Futures Ordinance (Cap. 571)

Form for use by a corporation giving notice of :

(i) First acquiring an interest in 5% or more of the shares of a listed corporation (i.e. first becoming a substantial shareholder);

(ii) Changes in the percentage level, or nature, of its interest or its short position in such shares; and

(iii) Ceasing to have an interest of 5% in such shares (complete Boxes 1 to 19 and 27 only).

This Form must be completed in accordance with the directions and instructions in the Notes to Form 2.

1. Name of listed corporation
HANG LUNG PROPERTIES LIMITED

2. Stock code 101

3. Class of shares ORDINARY

4. Number of issued shares in class
2,909,318,804

5. Name of substantial shareholder
COLE LIMITED

6. Registered office
33-37 ATHOL STREET, DOUGLAS, ISLE OF MAN

7. Principal place of business in Hong Kong
N/A

8. Business registration number
N/A

9. Place of incorporation
ISLE OF MAN

Certificate of Incorporation No.
29074

10. Contact person
HO TUEN YEE

11. Daytime tel. No.
2890 6484

12. e-mail address

13. Exchange on which listed
N/A

14. Name of listed parent and exchange on which parent is listed
N/A

15. Date of relevant event

30	1	2004
(day)	(month)	(year)

16. Date when the substantial shareholder became aware of the relevant event/ interest in the shares (if later)

N/A		
(day)	(month)	(year)

17. Details of relevant event

	Relevant event code describing circumstances (see Table 1)	Code describing capacity in which shares were/are held (see Table 2)		Number of shares bought/sold or involved	Currency of transaction	On Exchange		Off Exchange	
		Before relevant event	After relevant event			Highest price per share	Average price per share	Average consideration per share	Consideration Code (see Table 3)
Long position	- Select - 104	- Select - N/A	- Select - N/A	N/A	HKD N/A	N/A	N/A	N/A	- Select - N/A
Short position	- Select - N/A	- Select -	- Select -						

18. Total shares immediately before the relevant event

	Total number of shares	Percentage figure (%)
Long position	1,829,698,670	63.00
Short position	N/A	
Lending pool	N/A	

19. Total shares immediately after the relevant event

	Total number of shares	Percentage figure (%)
Long position	1,829,698,670	62.89
Short position	N/A	
Lending pool	N/A	

20. Capacity in which interests disclosed in Box 19 are held

Code describing capacity (see Table 2)	Number of shares	
	Long position	Short position
- Select - 207	1,829,698,670	N/A
- Select -		
- Select -		
- Select -		
- Select -		

21. Further information in respect of derivative interests

Code describing derivatives (see Table 4)	Number of shares	
	Long position	Short position
- Select - N/A		
- Select -		
- Select -		
- Select -		
- Select -		

22. Further information in relation to interests of corporations controlled by substantial shareholder

Name of controlled corporation	Address and place of incorporation	Name of controlling shareholder	% control	Direct interest (Y/N)	Number of shares	
					Long position	Short Position
KINGSWICK INVESTMENT LIMITED	PASEA ESTATE, ROAD TOWN, TORTOLA, BRITISH VIRGIN ISLANDS (BRITISH VIRGIN ISLANDS)	COLE LIMITED	100.00	Y	28,333,100	N/A
KINGSWICK INVESTMENT LIMITED	PASEA ESTATE, ROAD TOWN, TORTOLA, BRITISH VIRGIN ISLANDS (BRITISH VIRGIN ISLANDS)	COLE LIMITED	100.00	N	1,801,365,570	N/A
FARBASE INVESTMENT LIMITED	PASEA ESTATE, ROAD TOWN, TORTOLA, BRITISH VIRGIN ISLANDS (BRITISH VIRGIN ISLANDS)	COLE LIMITED	100.00	N	1,801,365,570	N/A
MAGENTA HOLDINGS LIMITED	P.O. BOX 71, CRAIGMUIR CHAMBERS, ROAD TOWN, TORTOLA, BRITISH VIRGIN ISLANDS (BRITISH VIRGIN ISLANDS)	COLE LIMITED	100.00	N	1,801,365,570	N/A
BOLAND ENTERPRISES LIMITED	PASEA ESTATE, ROAD TOWN, TORTOLA, BRITISH VIRGIN ISLANDS (BRITISH VIRGIN ISLANDS)	MAGENTA HOLDINGS LIMITED	100.00	N	1,801,365,570	N/A
HANG LUNG GROUP LIMITED	28TH FLOOR, STANDARD CHARTERED BANK BUILDING, 4 DES VOEUX ROAD CENTRAL, HONG KONG (HONG KONG)	COLE LIMITED	37.18	N	1,801,365,570	N/A
PROSPERLAND HOUSING LIMITED	26TH FLOOR, 4 DES VOEUX ROAD CENTRAL, HONG KONG (HONG KONG)	HANG LUNG GROUP LIMITED	100.00	Y	1,267,523,511	N/A
PROSPERLAND HOUSING LIMITED	26TH FLOOR, 4 DES VOEUX ROAD CENTRAL, HONG KONG (HONG KONG)	HANG LUNG GROUP LIMITED	100.00	N	85,179	N/A

23. Further information in relation to interests held by substantial shareholder jointly with another person

Name of joint shareholder	Address	Number of shares	
		Long position	Short Position
N/A			

24. Further information from a trustee, or beneficiary of a trust, or a founder of a Discretionary Trust

Name of Trust	Address	Status Code (see Table 5)	Number of shares	
			Long position	Short position
(PRIVATE)	(PRIVATE)	- Select - 501	1,829,698,670 IN TOTAL	N/A
		- Select -		
		- Select -		

25. Further information from a party to an agreement under Section 317 (Please see Notes for further information required)

Names of other parties	Address	Number of shares
N/A		
Total number of shares in which substantial shareholder is interested under section 317 and 318		

26. Details of person(s) in accordance with whose directions the substantial shareholder or its directors are accustomed to act

Names	Address	Relationship Code (see Table 6)	Percentage (%)
N/A		- Select -	
		- Select -	
		- Select -	

27. Date of filing this Form 2

3	2	2004
(day)	(month)	(year)

28. Number of continuation sheets: 1

29. Number of attachments:

Form 2.

22. *Further information in relation to interests of corporations controlled by substantial shareholder*

Name of controlled corporation	Address and place of incorporation	Name of controlling shareholder	% control	Direct interest (Y/N)	Number of shares	
					Long position	Short Position
CURICAO COMPANY LIMITED	26TH FLOOR, 4 DES VOEUX ROAD CENTRAL, HONG KONG (HONG KONG)	PROSPERLAND HOUSING LIMITED	100.00	Y	85,179	N/A
PUROTAT LIMITED	26TH FLOOR, 4 DES VOEUX ROAD CENTRAL, HONG KONG (HONG KONG)	HANG LUNG GROUP LIMITED	100.00	Y	354,227,500	N/A
YEE FLY INVESTMENT LIMITED	26TH FLOOR, 4 DES VOEUX ROAD CENTRAL, HONG KONG (HONG KONG)	HANG LUNG GROUP LIMITED	100.00	Y	163,665	N/A
YEE FLY INVESTMENT LIMITED	26TH FLOOR, 4 DES VOEUX ROAD CENTRAL, HONG KONG (HONG KONG)	HANG LUNG GROUP LIMITED	100.00	N	120,608,945	N/A
YEE FLY INVESTMENT LIMITED	26TH FLOOR, 4 DES VOEUX ROAD CENTRAL, HONG KONG (HONG KONG)	HANG LUNG GROUP LIMITED	100.00	N	8,520	N/A
BELIEVECITY LIMITED	26TH FLOOR, 4 DES VOEUX ROAD CENTRAL, HONG KONG (HONG KONG)	YEE FLY INVESTMENT LIMITED	100.00	Y	120,608,945	N/A
KINDSTOCK LIMITED	26TH FLOOR, 4 DES VOEUX ROAD CENTRAL, HONG KONG (HONG KONG)	YEE FLY INVESTMENT LIMITED	100.00	Y	8,520	N/A
COKAGE LIMITED	26TH FLOOR, 4 DES VOEUX ROAD CENTRAL, HONG KONG (HONG KONG)	HANG LUNG GROUP LIMITED	100.00	Y	53,893,250	N/A
ATLAS LIMITED	AKARA BUILDING, 24 DE CASTRO STREET, WICKHAMS CAY I, ROAD TOWN, TORTOLA, BRITISH VIRGIN ISLANDS (BRITISH VIRGIN ISLANDS)	HANG LUNG GROUP LIMITED	100.00	N	4,855,000	N/A
HANG [illegible] COMPANY LIMITE[illegible]	26TH FLOOR, 4 DES VOEUX ROAD CENTRAL, HONG KONG (HONG KONG)	ATLAS LIMITED	100.00	Y	4,855,000	N/A

FORM 1

INDIVIDUAL SUBSTANTIAL SHAREHOLDER NOTICE

Notice pursuant to s. 324 of Part XV of the Securities and Futures Ordinance (Cap. 571)

Form for use by an individual giving notice of :

(i) First acquiring an interest in 5% or more of the shares of a listed corporation (i.e. first becoming a substantial shareholder);
(ii) Changes in the percentage level, or nature, of his interest or his short position in such shares; and
(iii) Ceasing to have an interest in 5% of such shares (complete Boxes 1 to 16 and 24 only)

This Form must be completed in accordance with the directions and instructions in the Notes to Form 1.

1. Name of listed corporations HANG LUNG PROPERTIES LIMITED		
2. Stock code	101	**4. Number of issued shares in class** 2,909,318,804
3. Class of shares	ORDINARY	

5. Name of substantial shareholder (English) as printed on HKID/Passport CHAN TAN (Surname)	CHING FEN (Other names)	**8. Name of substantial shareholder (Chinese)** 陳譚慶芬
6. HKID/~~Passport No~~. A056619(8)	**Country of issue of Passport** N/A	**9. Chinese Character Code** 7115 6223 1987 5358
7. Address of substantial shareholder A5, 14MT. KELLETT ROAD, THE PEAK, HONG KONG		**10. Daytime tel. No.** 2576 6800
		11. e-mail address

12. Date of relevant event

30	1	2004
(day)	(month)	(year)

13. Date when the substantial shareholder became aware of the relevant event/ interest in the shares (if later)

N/A		
(day)	(month)	(year)

14. Details of relevant event

	Relevant event code describing circumstances (see Table 1)	Code describing capacity in which shares were/are held (see Table 2)		Number of shares bought/sold or involved	Currency of transaction	On Exchange		Off Exchange	
		Before relevant event	After relevant event			Highest price per share	Average price per share	Average consideration per share	Consideration Code (see Table 3)
Long position	104	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
Short position	N/A								

15. Total shares immediately before the relevant event

	Total number of shares	Percentage figure (%)
Long position	1,829,698,670	63.00
Short position	N/A	
ding pool	N/A	

16. Total shares immediately after the relevant event

	Total number of shares	Percentage figure (%)
Long position	1,829,698,670	62.89
Short position	N/A	
Lending pool	N/A	

17. Capacity in which interests disclosed in Box 16 are held

Code describing capacity (see Table 2)	Number of shares	
	Long position	Short position
209	1,829,698,670	N/A

18. Further information in respect of derivative interests

Code describing derivatives (see Table 4)	Number of shares	
	Long position	Short position
N/A		

19. Further information in relation to interests of children under 18 and/or spouse

Name of child/spouse	Address	Number of shares	
		Long position	Short position
N/A			

20. Further information in relation to interests of corporations controlled by substantial shareholder

Name of controlled corporation	Address and place of incorporation	Name of controlling shareholder	% control	Direct interest (Y/N)	Number of shares	
					Long position	Short position
N/A						

21. Further information in relation to interests held by substantial shareholder jointly with another person

me of joint shareholder	Address	Number of shares	
		Long position	Short position
N/A			

22. Further information from a trustee, or beneficiary of a trust, or a person who has set up a Discretionary Trust

Name of Trust	Address	Status Code (see Table 5)	Number of shares	
			Long position	Short position
(PRIVATE)	(PRIVATE)	503	1,829,698,670 IN TOTAL	N/A

Further information from a party to an agreement under Section 317 *(Please see Notes for further information required)*

..ames of other parties	Address	Number of shares
N/A		
Total number of shares in which substantial shareholder is interested under section 317 and 318		

24. Date of filing this Form 1

3	2	2004
(day)	(month)	(year)

25. Number of continuation sheets

26. Number of attachments

Form 1.

FORM I

Monthly Return on Movement of Listed Equity Securities
For the month ended 31 January 2004

To : E-Business & Information Services of The Stock Exchange of Hong Kong Limited

From : Hang Lung Properties Limited
(Name of Company)
Joe K F Poon – Vice President
Computershare Hong Kong Investor Services Limited - Share Registrars Tel No.: 2862 8522
(Name of Responsible Official)

Date : 9 February 2004

(A) Information on Types of Listed Equity Securities:
(please tick wherever applicable)

√ 1. Ordinary shares   2. Preference shares

√ 3. Other classes of shares; please specify: Convertible Cumulative Preference Shares

4. Warrants; please specify: ____________

(B) Movement in Authorised Share Capital:

	No. of Ordinary Shares/ Preference Shares/ Other Classes of Shares	Par Value (HK$)	Authorised Share Capital (HK$)
Balance at close of preceding month:	4,500,000,000 200,000	HK$1.00 HK$7,500.00	HK$4,500,000,000 1,500,000,000
Increase/(Decrease): (AGM approval date:)	N/A	N/A	N/A
Balance at close of the month:	4,500,000,000 200,000	HK$1.00 HK$7,500.00	HK$4,500,000,000 1,500,000,000
			HK$6,000,000,000

(C) Movement in Issued Share Capital:

	No. of Ordinary Shares	No. of Preference Shares	No. of Other Classes of Shares
Balance at close of preceding month:	2,889,333,907	112,435	
Increase/(Decrease) during the month:	19,984,897	(10,150)	
Balance at close of the month:	2,909,318,804	102,285	

(D) Details of Movement:

*please delete and insert 'N/A' wherever inapplicable

TYPE OF SECURITIES	SECURITIES IN ISSUE AT CLOSE OF PRECEDING MONTH	MOVEMENT DURING THE MONTH			SECURITIES IN ISSUE AT CLOSE OF THE MONTH	NO. OF NEW SHARES ARISING THEREFROM
SHARE OPTIONS* Type	No. of Options	Granted	Exercised	Cancelled	No. of Options	
1. ______ Exercise price: HK$ ______ 2. ______ Exercise price: HK$ ______						
WARRANTS* Date of Expiry	Nominal Value (HK$)	Exercised (HK$)			Nominal Value (HK$)	
1. ______ Subscription price: HK$ ______ 2. ______ Subscription price: HK$ ______						
CONVERTIBLES* Class	Units	Converted (Units)			Units	
Preference shares Convertible price: HK$ 10.10	112,435	10,150			102,285	
OTHER ISSUES OF SHARES*						
Rights Issue	Price:	Issue and Allotment Date:				
Placing	Price:	Issue and Allotment Date:				
Bonus Issue		Issue and Allotment Date:				
Scrip Dividend		Issue and Allotment Date:				
Repurchase of Share		Cancellation Date:				
Redemption of Share		Redemption Date:				
Consideration Issue	Price:	Issue and Allotment Date:				
Others: Conversion * (please specify)	Price:	Issue and Allotment Date: January 2004				19,984,897

Total no. of ordinary shares/preference shares/other classes of shares increased/(decreased) during the month: 19,984,897

For and on behalf of
COMPUTERSHARE HONG KONG INVESTOR SERVICES LIMITED
Registrars

Remarks: *** Conversion of**
(1) Convertible Preference Shares; and
(2) Convertible Bonds

Authorised Signatory

Name: Joe K F Poon
Title: Vice President - Client Services

Note:
All information contained in this form may be reproduced and provided to other information vendors or users of market data at the sole discretion of the Stock Exchange without prior notification to the company/issuer.

AC

COMPANIES ORDINANCE
(Chapter 32)

Notice of Redemption of Redeemable Preference Shares

Pursuant to Section 54(1)

Company Number : 2970

Name of Company

HANG LUNG PROPERTIES LIMITED

Registered Office

28/F, 4 Des Voeux Road Central, Hong Kong

hereby notifies you in accordance with section 54(1) of the Companies Ordinance that

On 3rd February, 2004, the company redeemed 5,405 Convertible Cumulative Preference Share of HK$7,500 each at a redemption price of HK$766 each.

Signed for and on behalf of the Company by a duly authorised signatory

For and on behalf of
HANG LUNG PROPERTIES LIMITED
恒隆地產有限公司

....
Secretary

Date 3rd February, 2004

Presentor's name, address and reference (if any)

Hang Lung (Secretaries) Limited,
28/F, 4 Des Voeux Road Central,
Hong Kong.

收件日期 RECEIVED
04-02-2004
公司註冊處(行政組)
COMPANIES REGISTRY
(Administration Section)

COMPANIES ORDINANCE
(Chapter 32)

Notice of Redemption of Redeemable Preference Shares

Pursuant to Section 54(1)

Company Number : 2970

Name of Company

HANG LUNG PROPERTIES LIMITED

Registered Office

28/F, 4 Des Voeux Road Central, Hong Kong

hereby notifies you in accordance with section 54(1) of the Companies Ordinance that

On 6th February, 2004, the company redeemed 2,290 Convertible Cumulative Preference Share of HK$7,500 each at a redemption price of HK$766 each.

Signed for and on behalf of the Company by a duly authorised signatory

For and on behalf of
HANG LUNG PROPERTIES LIMITED
恒 隆 地 產 有 限 公 司

....
Secretary

Date 6th February, 2004

Presentor's name, address and reference (if any)

Hang Lung (Secretaries) Limited,
28/F, 4 Des Voeux Road Central,
Hong Kong.

文件日期 RECEIVED
09-02-2004
公司註冊處(行政組)
COMPANIES REGISTRY
(Administration Section)

FORM 2

(5)

CORPORATE SUBSTANTIAL SHAREHOLDER NOTICE

Notice pursuant to s. 324 of Part XV of the Securities and Futures Ordinance (Cap. 571)

Form for use by a corporation giving notice of :

(i) First acquiring an interest in 5% or more of the shares of a listed corporation (I.e. first becoming a substantial shareholder);

(ii) Changes in the percentage level, or nature, of its interest or its short position in such shares; and

(iii) Ceasing to have an interest of 5% in such shares (complete Boxes 1 to 19 and 27 only).

This Form must be completed in accordance with the directions and instructions in the Notes to Form 2.

1. Name of listed corporation HANG LUNG PROPERTIES LIMITED		
2. Stock code	101	**4. Number of issued shares in class**
3. Class of shares	Ordinary	2,948,781,241

5. Name of substantial shareholder Prosperland Housing Limited	**8. Business registration number** 04937744-000-04	
	9. Place of incorporation Hong Kong	Certificate of Incorporation No. 26329
6. Registered office 26th Floor, 4 Des Voeux Road Central, Hong Kong	**10. Contact person** Mr. CHING Sik Wing, Robin	
	11. Daytime tel. No. 28790111	**12. e-mail address** RobinChing@hanglung.com
7. Principal place of business in Hong Kong	**13. Exchange on which listed** N/A	
	14. Name of listed parent and exchange on which parent is listed Hang Lung Group Limited / Hong Kong Stock Exchange	

15. Date of relevant event

06	02	2004
(day)	(month)	(year)

16. Date when the substantial shareholder became aware of the relevant event/ interest in the shares (if later)

09	02	2004
(day)	(month)	(year)

17. Details of relevant event

	Relevant event code describing circumstances (see Table 1)	Code describing capacity in which shares were/are held (see Table 2)		Number of shares bought/sold or involved	Currency of transaction	On Exchange		Off Exchange	
		Before relevant event	After relevant event			Highest price per share	Average price per share	Average consideration per share	Consideration Code (see Table 3)
Long position	104	205	205	1,267,608,690	HKD				- Select -
Short position	- Select -	- Select -	- Select -						

18. Total shares immediately before the relevant event

	Total number of shares	Percentage figure (%)
Long position	1,267,608,690	43.08
Short position		
Lending pool		

19. Total shares immediately after the relevant event

	Total number of shares	Percentage figure (%)
Long position	1,267,608,690	42.99
Short position		
Lending pool		

20. Capacity in which interests disclosed in Box 19 are held

Code describing capacity (see Table 2)	Number of shares	
	Long position	Short position
205	1,267,608,690	
- Select -		
- Select -		
- Select -		
- Select -		

21. Further information in respect of derivative interests

Code describing derivatives (see Table 4)	Number of shares	
	Long position	Short position
- Select -		
- Select -		
- Select -		
- Select -		
- Select -		

22. Further information in relation to interests of corporations controlled by substantial shareholder

Name of controlled corporation	Address and place of incorporation	Name of controlling shareholder	% control	Direct interest (Y/N)	Number of shares	
					Long position	Short Position
Prosperland Housing Limited	26th Floor, 4 Des Voeux Road Central, Hong Kong.	Hang Lung Group Limited	100.00	Y	1,267,523,511	
Prosperland Housing Limited	26th Floor, 4 Des Voeux Road Central, Hong Kong.	Hang Lung Group Limited	100.00	N	85,179	
Curicao Company Limited	26th Floor, 4 Des Voeux Road Central, Hong Kong.	Prosperland Housing Limited	100.00	Y	85,179	

23. Further information in relation to interests held by substantial shareholder jointly with another person

Name of joint shareholder	Address	Number of shares	
		Long position	Short Position
	N/A		

24. Further information from a trustee, or beneficiary of a trust, or a founder of a Discretionary Trust

Name of Trust	Address	Status Code (see Table 5)	Number of shares	
			Long position	Short position
		- Select -		
	N/A	- Select -		
		- Select -		

25. Further information from a party to an agreement under Section 317 (Please see Notes for further information required)

Names of other parties	Address	Number of shares
	N/A	
Total number of shares in which substantial shareholder is interested under section 317 and 318		

26. Details of person(s) in accordance with whose directions the substantial shareholder or its directors are accustomed to act

Names	Address	Relationship Code (see Table 6)	Percentage (%)
		- Select -	
	N/A	- Select -	
		- Select -	

27. Date of filing this Form 2

10	02	2004
(day)	(month)	(year)

28. Number of continuation sheets: 0

29. Number of attachments: 0

Form 2.

FORM 2

CORPORATE SUBSTANTIAL SHAREHOLDER NOTICE

Notice pursuant to s. 324 of Part XV of the Securities and Futures Ordinance (Cap. 571)

Form for use by a corporation giving notice of :

(i) First acquiring an interest in 5% or more of the shares of a listed corporation (i.e. first becoming a substantial shareholder);

(ii) Changes in the percentage level, or nature, of its interest or its short position in such shares; and

(iii) Ceasing to have an interest of 5% in such shares (complete Boxes 1 to 19 and 27 only).

This Form must be completed in accordance with the directions and instructions in the Notes to Form 2.

1. Name of listed corporation HANG LUNG PROPERTIES LIMITED	
2. Stock code 101	**4. Number of issued shares in class** 2,972,202,041
3. Class of shares Ordinary	

5. Name of substantial shareholder Purotat Limited	**8. Business registration number** 15331355-000-02	
	9. Place of incorporation Hong Kong	Certificate of Incorporation No. 344098
6. Registered office 26th Floor, 4 Des Voeux Road Central, Hong Kong	**10. Contact person** Mr. CHING Sik Wing, Robin	
	11. Daytime tel. No. 28790111	**12. e-mail address** RobinChing@hanglung.com
7 Principal place of business in Hong Kong	**13. Exchange on which listed** N/A	
	14. Name of listed parent and exchange on which parent is listed Hang Lung Group Limited / Hong Kong Stock Exchange	

15. Date of relevant event

09	02	2004
(day)	(month)	(year)

16. Date when the substantial shareholder became aware of the relevant event/ interest in the shares (if later)

10	02	2004
(day)	(month)	(year)

17. Details of relevant event

	Relevant event code describing circumstances (see Table 1)	Code describing capacity in which shares were/are held (see Table 2) Before relevant event	After relevant event	Number of shares bought/sold or involved	Currency of transaction	On Exchange: Highest price per share	On Exchange: Average price per share	Off Exchange: Average consideration per share	Off Exchange: Consideration Code (see Table 3)
Long position	104	205	205	354,227,500	HKD				- Select -
Short position	- Select -	- Select -	- Select -						

18. Total shares immediately before the relevant event

	Total number of shares	Percentage figure (%)
Long position	354,227,500	12.01
Short position		
Lending pool		

19. Total shares immediately after the relevant event

	Total number of shares	Percentage figure (%)
Long position	354,227,500	11.92
Short position		
Lending pool		

20. Capacity in which interests disclosed in Box 19 are held

Code describing capacity (see Table 2)	Number of shares: Long position	Short position
205	354,227,500	
- Select -		
- Select -		
- Select -		
- Select -		

21. Further information in respect of derivative interests

Code describing derivatives (see Table 4)	Number of shares: Long position	Short position
- Select -		
- Select -		
- Select -		
- Select -		
- Select -		

22. Further information in relation to interests of corporations controlled by substantial shareholder

Name of controlled corporation	Address and place of incorporation	Name of controlling shareholder	% control	Direct interest (Y/N)	Number of shares	
					Long position	Short Position
Purotat Limited	26th Floor, 4 Des Voeux Road Central, Hong Kong.	Hang Lung Group Limited	100.00	Y	354,227,500	

23. Further information in relation to interests held by substantial shareholder jointly with another person

Name of joint shareholder	Address	Number of shares	
		Long position	Short Position
	N/A		

24. Further information from a trustee, or beneficiary of a trust, or a founder of a Discretionary Trust

Name of Trust	Address	Status Code (see Table 5)	Number of shares	
			Long position	Short position
		- Select -		
	N/A	- Select -		
		- Select -		

25. Further information from a party to an agreement under Section 317 (Please see Notes for further information required)

Names of other parties	Address	Number of shares
	N/A	
Total number of shares in which substantial shareholder is interested under section 317 and 318		

26. Details of person(s) in accordance with whose directions the substantial shareholder or its directors are accustomed to act

Names	Address	Relationship Code (see Table 6)	Percentage (%)
		- Select -	
	N/A	- Select -	
		- Select -	

27. Date of filing this Form 2

10	02	2004
(day)	(month)	(year)

28. Number of continuation sheets: 0

29. Number of attachments: 0

Form 2.

FORM 2

33

CORPORATE SUBSTANTIAL SHAREHOLDER NOTICE

Notice pursuant to s. 324 of Part XV of the Securities and Futures Ordinance (Cap. 571)

Form for use by a corporation giving notice of :

(i) First acquiring an interest in 5% or more of the shares of a listed corporation (i.e. first becoming a substantial shareholder);

(ii) Changes in the percentage level, or nature, of its interest or its short position in such shares; and

(iii) Ceasing to have an interest of 5% in such shares (complete Boxes 1 to 19 and 27 only).

This Form must be completed in accordance with the directions and instructions in the Notes to Form 2.

1. Name of listed corporation HANG LUNG PROPERTIES LIMITED	
2. Stock code 101	**4. Number of issued shares in class**
3. Class of shares Ordinary	2,972,202,041

5. Name of substantial shareholder a) Hang Lung Group Limited; b) Prosperland Housing Limited; c) Purotat Limited	**8. Business registration number** a) 01050802-000-09; b) 04937744-000-04; c) 15331355-000-02	
	9. Place of incorporation a) to c) Hong Kong	Certificate of Incorporation No. a) 6206; b) 26329; c) 344098
6. Registered office a) 28th Floor, 4 Des Voeux Road Central, Hong Kong; b) & c) 26th Floor, 4 Des Voeux Road Central, Hong Kong	**10. Contact person** Mr. CHING Sik Wing, Robin	
	11. Daytime tel. No. 28790111	**12. e-mail address** RobinChing@hanglung.com
7. Principal place of business in Hong Kong a) to c) N/A	**13. Exchange on which listed** a) Hong Kong Stock Exchange; b) to c) N/A	
	14. Name of listed parent and exchange on which parent is listed Hang Lung Group Limited / Hong Kong Stock Exchange	

15. Date of relevant event

09	02	2004
(day)	(month)	(year)

16. Date when the substantial shareholder became aware of the relevant event/ interest in the shares (if later)

10	02	2004
(day)	(month)	(year)

17. Details of relevant event

	Relevant event code describing circumstances (see Table 1)	Code describing capacity in which shares were/are held (see Table 2)		Number of shares bought/sold or involved	Currency of transaction	On Exchange		Off Exchange	
		Before relevant event	After relevant event			Highest price per share	Average price per share	Average consideration per share	Consideration Code (see Table 3)
Long position	104	205	205	1,801,365,570	HKD				- Select -
Short position	- Select -	- Select -	- Select -						

18. Total shares immediately before the relevant event

	Total number of shares	Percentage figure (%)
Long position	1,801,365,570	61.09
Short position		
Lending pool		

19. Total shares immediately after the relevant event

	Total number of shares	Percentage figure (%)
Long position	1,801,365,570	60.61
Short position		
Lending pool		

20. Capacity in which interests disclosed in Box 19 are held

Code describing capacity (see Table 2)	Number of shares	
	Long position	Short position
205	1,801,365,570	
- Select -		
- Select -		
- Select -		
- Select -		

21. Further information in respect of derivative interests

Code describing derivatives (see Table 4)	Number of shares	
	Long position	Short position
- Select -		
- Select -		
- Select -		
- Select -		
- Select -		

22. Further information in relation to interests of corporations controlled by substantial shareholder

Name of controlled corporation	Address and place of incorporation	Name of controlling shareholder	% control	Direct interest (Y/N)	Number of shares	
					Long position	Short Position
	(see attached Continuation Sheet)					

23. Further information in relation to interests held by substantial shareholder jointly with another person

Name of joint shareholder	Address	Number of shares	
		Long position	Short Position
	N/A		

24. Further information from a trustee, or beneficiary of a trust, or a founder of a Discretionary Trust

Name of Trust	Address	Status Code (see Table 5)	Number of shares	
			Long position	Short position
		- Select -		
	N/A	- Select -		
		- Select -		

25. Further information from a party to an agreement under Section 317 (Please see Notes for further information required)

Names of other parties	Address	Number of shares
	N/A	
Total number of shares in which substantial shareholder is interested under section 317 and 318		

26. Details of person(s) in accordance with whose directions the substantial shareholder or its directors are accustomed to act

Names	Address	Relationship Code (see Table 6)	Percentage (%)
		- Select -	
	N/A	- Select -	
		- Select -	

27. Date of filing this Form 2

10	02	2004
(day)	(month)	(year)

28. Number of continuation sheets: 1

29. Number of attachments: 0

Form 2.

Continuation Sheet

22. Further information in relation to interests of corporations controlled by substantial shareholder

Name of controlled corporation	Address and place of incorporation	Name of controlling shareholder	% control	Direct interest (Y/N)	Number of shares	
					Long position	Short position
Prosperland Housing Limited	26th Floor, 4 Des Voeux Road Central, Hong Kong. (Hong Kong)	Hang Lung Group Limited	100.00	Y	1,267,523,511	
Prosperland Housing Limited	26th Floor, 4 Des Voeux Road Central, Hong Kong. (Hong Kong)	Hang Lung Group Limited	100.00	N	85,179	
Curicao Company Limited	26th Floor, 4 Des Voeux Road Central, Hong Kong. (Hong Kong)	Prosperland Housing Limited	100.00	Y	85,179	
Purotat Limited	26th Floor, 4 Des Voeux Road Central, Hong Kong. (Hong Kong)	Hang Lung Group Limited	100.00	Y	354,227,500	
Yee Fly Investment Limited	26th Floor, 4 Des Voeux Road Central, Hong Kong. (Hong Kong)	Hang Lung Group Limited	100.00	Y	163,665	
Yee Fly Investment Limited	26th Floor, 4 Des Voeux Road Central, Hong Kong. (Hong Kong)	Hang Lung Group Limited	100.00	N	120,608,945	
Yee Fly Investment Limited	26th Floor, 4 Des Voeux Road Central, Hong Kong. (Hong Kong)	Hang Lung Group Limited	100.00	N	8,520	
Believecity Limited	26th Floor, 4 Des Voeux Road Central, Hong Kong. (Hong Kong)	Yee Fly Investment Limited	100.00	Y	120,608,945	
Kindstock Limited	26th Floor, 4 Des Voeux Road Central, Hong Kong. (Hong Kong)	Yee Fly Investment Limited	100.00	Y	8,520	
Cokage Limited	26th Floor, 4 Des Voeux Road Central, Hong Kong. (Hong Kong)	Hang Lung Group Limited	100.00	Y	53,893,250	
Atlas Limited	Akara Building, 24 De Castro Street, Wickhams Cay I, Road Town, Tortola, British Virgin Islands. (British Virgin Islands)	Hang Lung Group Limited	100.00	N	4,855,000	
Hang Kong Company Limited	26th Floor, 4 Des Voeux Road Central, Hong Kong. (Hong Kong)	Atlas Limited	100.00	Y	4,855,000	

FORM 2

CORPORATE SUBSTANTIAL SHAREHOLDER NOTICE

Notice pursuant to s. 324 of Part XV of the Securities and Futures Ordinance (Cap. 571)

Form for use by a corporation giving notice of :

(i) First acquiring an interest in 5% or more of the shares of a listed corporation (i.e. first becoming a substantial shareholder);

(ii) Changes in the percentage level, or nature, of its interest or its short position in such shares; and

(iii) Ceasing to have an interest of 5% in such shares (complete Boxes 1 to 19 and 27 only).

This Form must be completed in accordance with the directions and instructions in the Notes to Form 2.

1. Name of listed corporation HANG LUNG PROPERTIES LIMITED	
2. Stock code 101	**4. Number of issued shares in class** 2,972,202,041
3. Class of shares ORDINARY	

5. Name of substantial shareholder COLE LIMITED	**8. Business registration number** N/A	
	9. Place of incorporation ISLE OF MAN	Certificate of Incorporation No. 29074
6. Registered office 33-37 ATHOL STREET, DOUGLAS, ISLE OF MAN	**10. Contact person** HO TUEN YEE	
	11. Daytime tel. No. 2890 6484	**12. e-mail address**
7. Principal place of business in Hong Kong N/A	**13. Exchange on which listed** N/A	
	14. Name of listed parent and exchange on which parent is listed N/A	

15. Date of relevant event

9	2	2004
(day)	(month)	(year)

16. Date when the substantial shareholder became aware of the relevant event/ interest in the shares (if later)

N/A		
(day)	(month)	(year)

17. Details of relevant event

	Relevant event code describing circumstances (see Table 1)	Code describing capacity in which shares were/are held (see Table 2)		Number of shares bought/sold or involved	Currency of transaction	On Exchange		Off Exchange	
		Before relevant event	After relevant event			Highest price per share	Average price per share	Average consideration per share	Consideration Code (see Table 3)
Long position	- Select - 104	- Select - N/A	- Select - N/A	N/A	HKD N/A	N/A	N/A	N/A	- Select - N/A
Short position	- Select - N/A	- Select -	- Select -						

18. Total shares immediately before the relevant event

	Total number of shares	Percentage figure (%)
Long position	1,829,698,670	62.89
Short position	N/A	
Lending pool	N/A	

19. Total shares immediately after the relevant event

	Total number of shares	Percentage figure (%)
Long position	1,829,698,670	61.56
Short position	N/A	
Lending pool	N/A	

20. Capacity in which interests disclosed in Box 19 are held

Code describing capacity (see Table 2)	Number of shares	
	Long position	Short position
- Select - 207	1,829,698,670	N/A
- Select -		
- Select -		
- Select -		
- Select -		

21. Further information in respect of derivative interests

Code describing derivatives (see Table 4)	Number of shares	
	Long position	Short position
- Select - N/A		
- Select -		
- Select -		
- Select -		
- Select -		

22. Further information in relation to interests of corporations controlled by substantial shareholder

Name of controlled corporation	Address and place of incorporation	Name of controlling shareholder	% control	Direct interest (Y/N)	Number of shares	
					Long position	Short Position
KINGSWICK INVESTMENT LIMITED	PASEA ESTATE, ROAD TOWN, TORTOLA, BRITISH VIRGIN ISLANDS (BRITISH VIRGIN ISLANDS)	COLE LIMITED	100.00	Y	28,333,100	N/A
KINGSWICK INVESTMENT LIMITED	PASEA ESTATE, ROAD TOWN, TORTOLA, BRITISH VIRGIN ISLANDS (BRITISH VIRGIN ISLANDS)	COLE LIMITED	100.00	N	1,801,365,570	N/A
FARBASE INVESTMENT LIMITED	PASEA ESTATE, ROAD TOWN, TORTOLA, BRITISH VIRGIN ISLANDS (BRITISH VIRGIN ISLANDS)	COLE LIMITED	100.00	N	1,801,365,570	N/A
MAGENTA HOLDINGS LIMITED	P.O. BOX 71, CRAIGMUIR CHAMBERS, ROAD TOWN, TORTOLA, BRITISH VIRGIN ISLANDS (BRITISH VIRGIN ISLANDS)	COLE LIMITED	100.00	N	1,801,365,570	N/A
BOLAND ENTERPRISES LIMITED	PASEA ESTATE, ROAD TOWN, TORTOLA, BRITISH VIRGIN ISLANDS (BRITISH VIRGIN ISLANDS)	MAGENTA HOLDINGS LIMITED	100.00	N	1,801,365,570	N/A
HANG LUNG GROUP LIMITED	28TH FLOOR, 4 DES VOEUX ROAD CENTRAL, HONG KONG (HONG KONG)	COLE LIMITED	37.18	N	1,801,365,570	N/A
PROSPERLAND HOUSING LIMITED	26TH FLOOR, 4 DES VOEUX ROAD CENTRAL, HONG KONG (HONG KONG)	HANG LUNG GROUP LIMITED	100.00	Y	1,267,523,511	N/A
PROSPERLAND HOUSING LIMITED	26TH FLOOR, 4 DES VOEUX ROAD CENTRAL, HONG KONG (HONG KONG)	HANG LUNG GROUP LIMITED	100.00	N	85,179	N/A

23. Further information in relation to interests held by substantial shareholder jointly with another person

Name of joint shareholder	Address	Number of shares	
		Long position	Short Position
N/A			

24. Further information from a trustee, or beneficiary of a trust, or a founder of a Discretionary Trust

Name of Trust	Address	Status Code (see Table 5)	Number of shares	
			Long position	Short position
(PRIVATE)	(PRIVATE)	- Select - 501	1,829,698,670 IN TOTAL	N/A
		- Select -		
		- Select -		

25. Further information from a party to an agreement under Section 317 (Please see Notes for further information required)

Names of other parties	Address	Number of shares
N/A		
Total number of shares in which substantial shareholder is interested under section 317 and 318		

26. Details of person(s) in accordance with whose directions the substantial shareholder or its directors are accustomed to act

Names	Address	Relationship Code (see Table 6)	Percentage (%)
N/A		- Select -	
		- Select -	
		- Select -	

27. Date of filing this Form 2

12	2	2004
(day)	(month)	(year)

28. Number of continuation sheets: 1

29. Number of attachments:

Form 2.

22. Further information in relation to interests of corporations controlled by substantial shareholder

Name of controlled corporation	Address and place of incorporation	Name of controlling shareholder	% control	Direct interest (Y/N)	Number of shares	
					Long position	Short Position
CURICAO COMPANY LIMITED	26TH FLOOR, 4 DES VOEUX ROAD CENTRAL, HONG KONG (HONG KONG)	PROSPERLAND HOUSING LIMITED	100.00	Y	85,179	N/A
PUROTAT LIMITED	26TH FLOOR, 4 DES VOEUX ROAD CENTRAL, HONG KONG (HONG KONG)	HANG LUNG GROUP LIMITED	100.00	Y	354,227,500	N/A
YEE FLY INVESTMENT LIMITED	26TH FLOOR, 4 DES VOEUX ROAD CENTRAL, HONG KONG (HONG KONG)	HANG LUNG GROUP LIMITED	100.00	Y	163,665	N/A
YEE FLY INVESTMENT LIMITED	26TH FLOOR, 4 DES VOEUX ROAD CENTRAL, HONG KONG (HONG KONG)	HANG LUNG GROUP LIMITED	100.00	N	120,608,945	N/A
YEE FLY INVESTMENT LIMITED	26TH FLOOR, 4 DES VOEUX ROAD CENTRAL, HONG KONG (HONG KONG)	HANG LUNG GROUP LIMITED	100.00	N	8,520	N/A
BELIEVECITY LIMITED	26TH FLOOR, 4 DES VOEUX ROAD CENTRAL, HONG KONG (HONG KONG)	YEE FLY INVESTMENT LIMITED	100.00	Y	120,608,945	N/A
KINDSTOCK LIMITED	26TH FLOOR, 4 DES VOEUX ROAD CENTRAL, HONG KONG (HONG KONG)	YEE FLY INVESTMENT LIMITED	100.00	Y	8,520	N/A
COKAGE LIMITED	26TH FLOOR, 4 DES VOEUX ROAD CENTRAL, HONG KONG (HONG KONG)	HANG LUNG GROUP LIMITED	100.00	Y	53,893,250	N/A
ATLAS LIMITED	AKARA BUILDING, 24 DE CASTRO STREET, WICKHAMS CAY I, ROAD TOWN, TORTOLA, BRITISH VIRGIN ISLANDS (BRITISH VIRGIN ISLANDS)	HANG LUNG GROUP LIMITED	100.00	N	4,855,000	N/A
HANG . COMPANY LIMITED	26TH FLOOR, 4 DES VOEUX ROAD CENTRAL, HONG KONG (HONG KONG)	ATLAS LIMITED	100.00	Y	4,855,000	N/A

FORM 1

INDIVIDUAL SUBSTANTIAL SHAREHOLDER NOTICE

Notice pursuant to s. 324 of Part XV of the Securities and Futures Ordinance (Cap. 571)

Form for use by an individual giving notice of :

(i) First acquiring an interest in 5% or more of the shares of a listed corporation (i.e. first becoming a substantial shareholder);

(ii) Changes in the percentage level, or nature, of his interest or his short position in such shares; and

(iii) Ceasing to have an interest in 5% of such shares (complete Boxes 1 to 16 and 24 only)

This Form must be completed in accordance with the directions and instructions in the Notes to Form 1.

1. Name of listed corporations HANG LUNG PROPERTIES LIMITED		
2. Stock code	101	**4. Number of issued shares in class** 2,972,202,041
3. Class of shares	ORDINARY	

5. Name of substantial shareholder (English) as printed on HKID/Passport		**8. Name of substantial shareholder (Chinese)**
CHAN TAN *(Surname)*	CHING FEN *(Other names)*	陳譚慶芬
6. HKID/Passport No. A056619(8)	**Country of issue of Passport** N/A	**9. Chinese Character Code** 7115 6223 1987 5358
7. Address of substantial shareholder A5, 14MT. KELLETT ROAD, THE PEAK, HONG KONG		**10. Daytime tel. No.** 2576 6800
		11. e-mail address

12. Date of relevant event

9	2	2004
(day)	(month)	(year)

13. Date when the substantial shareholder became aware of the relevant event/ interest in the shares (if later)

N/A		
(day)	(month)	(year)

14. Details of relevant event

	Relevant event code describing circumstances (see Table 1)	Code describing capacity in which shares were/are held (see Table 2)		Number of shares bought/sold or involved	Currency of transaction	On Exchange		Off Exchange	
		Before relevant event	After relevant event			Highest price per share	Average price per share	Average consideration per share	Consideration Code (see Table 3)
Long position	104	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
Short position	N/A								

15. Total shares immediately before the relevant event

	Total number of shares	Percentage figure (%)
Long position	1,829,698,670	62.89
Short position	N/A	
Lending pool	N/A	

16. Total shares immediately after the relevant event

	Total number of shares	Percentage figure (%)
Long position	1,829,698,670	61.56
Short position	N/A	
Lending pool	N/A	

17. Capacity in which interests disclosed in Box 16 are held

Code describing capacity (see Table 2)	Number of shares	
	Long position	Short position
209	1,829,698,670	N/A

18. Further information in respect of derivative interests

Code describing derivatives (see Table 4)	Number of shares	
	Long position	Short position
N/A		

19. Further information in relation to interests of children under 18 and/or spouse

Name of child/spouse	Address	Number of shares	
		Long position	Short position
N/A			

20. Further information in relation to interests of corporations controlled by substantial shareholder

Name of controlled corporation	Address and place of incorporation	Name of controlling shareholder	% control	Direct interest (Y/N)	Number of shares	
					Long position	Short position
N/A						

21. Further information in relation to interests held by substantial shareholder jointly with another person

ne of joint shareholder	Address	Number of shares	
		Long position	Short position
N/A			

22. Further information from a trustee, or beneficiary of a trust, or a person who has set up a Discretionary Trust

Name of Trust	Address	Status Code (see Table 5)	Number of shares	
			Long position	Short position
(PRIVATE)	(PRIVATE)	503	1,829,698,670 IN TOTAL	N/A

Further information from a party to an agreement under Section 317 *(Please see Notes for further information required)*

Names of other parties	Address	Number of shares
N/A		
Total number of shares in which substantial shareholder is interested under section 317 and 318		

24. Date of filing this Form 1

12	2	2004
(day)	(month)	(year)

25. Number of continuation sheets

26. Number of attachments

Form 1.

Our Ref: SO-044-2004/HLPL

9th February, 2004

Listing Division,
The Stock Exchange of
Hong Kong Limited,
11/F, One International Finance Centre,
1 Harbour View Street,
Central,
Hong Kong.

Dear Sirs,

Re: Interim Results
For Six Months Ended 31st December, 2003

Please be informed that a Board Meeting of our Company will be held on Wednesday, 18th February, 2004 at 10:00 a.m. to consider the results in respect of the first six months ended 31st December, 2003 and to declare the payment of an interim dividend for the year ending 30th June, 2004. You will be notified of the results and decisions as soon as possible after the meeting.

Yours faithfully,
For and on behalf of
HANG LUNG PROPERTIES LIMITED

Robin Ching
Secretary

RsC/el

CR

公司註冊處
Companies Registry

股份分配申報表
Return of Allotments

(公司條例第45(1)條)
(Companies Ordinance s.45(1))

表格 Form **SC1**

RECEIVED
2005 FEB -7 A 10:
OFFICE OF INTERNATIONAL CORPORATE FINANCE

重要事項 Important Notes

- 填表前請參閱《填表須知》。請用黑色墨水列印。
- Please read the accompanying notes before completing this form. Please print in black ink.

公司編號 Company Number: 2970

1 公司名稱 Company Name

Hang Lung Properties Limited 恒 隆 地 產 有 限 公 司

(註 Note 7) **2 分配股份的日期或始末日期 Date or Period during which Shares were Allotted**

	日 DD	月 MM	年 YYYY
由 From	09	02	2004
至 To	27	02	2004

3 本次股份分配的總款額 Totals of this Allotment

	貨幣單位 Currency	款額 Amount
(註 Note 8) 已繳及應繳的總面額 Total Nominal Amount Paid and Payable	HK$	123,198,928.00
已繳及應繳的溢價總額 [第5A(a) + 5B(a)項] Total Premium Amount Paid and Payable [Sections 5A(a) + 5B(a)]	HK$	907,581,984.00

4 公司自成立為法團當日起計，累積的已繳股款總額(包括本次分配但不包括溢價)
Cumulative Total of Paid-up Share Capital of the Company since Incorporation (Including this Allotment but Excluding Premium)

貨幣單位 Currency	款額 Amount
HK$	3,703,105,169.00

(註 Note 3) **提交人的資料 Presentor's Reference**

姓名 Name: Computershare Hong Kong Investor Services Limited
地址 Address: Rooms 1901-1905, 19/F Hopewell Centre
183 Queen's Road East
Wanchai
Hong Kong

電話 Tel: 2862 8628 傳真 Fax: 2865 0990

電郵地址 E-mail Address:

檔號 Reference:

請勿填寫本欄 For Official Use

表格 Form **SC1**

公司編號 Company Number

2970

5 本次股份分配的詳情 Details of this Allotment

A. 現金支付的分配股份 Shares Allotted for Cash

股份類別 Class of Shares	獲分配的股份數目 Number of Shares Allotted	*每股*的面值 Nominal Value of ***Each Share***	*每股*已繳及應繳的款額(包括溢價) Amount Paid and Payable on ***Each Share*** (Including Premium)		*每股*的溢價款額 Premium on ***Each Share***	已繳及應繳的溢價*總*款額 ***Total*** Premium Paid and Payable (a)
			已繳付 Paid	應繳付 Payable		
Ordinary	9,751,180	HK$1.00	HK$1.00	NIL	NIL	NIL
Ordinary	113,447,748	HK$1.00	HK$9.00	NIL	HK$8.00	907,581,984.00

(註 Note 9)

B. 非現金支付的分配股份 Shares Allotted otherwise than in Cash

股份類別 Class of Shares	獲分配的股份數目 Number of Shares Allotted	*每股*的面值 Nominal Value of ***Each Share***	*每股*被視作已繳及應繳的款額(包括溢價) Amount Treated as Paid and Payable on ***Each Share*** (Including Premium)		*每股*的溢價款額 Premium on ***Each Share***	被視作已繳及應繳的溢價*總*款額 ***Total*** Premium Treated as Paid and Payable (a)
			已繳付 Paid	應繳付 Payable		
N/A						

(註 Note 10) 分配上述(B)項股份的代價

Consideration for which the Shares in (B) have been Allotted

N/A

表格 Form **SC1**

公司編號 Company Number

2970

6 獲分配股份者的詳情 Details of Allottee(s)

姓名／名稱 Name	地址 Address	各類別股份分配的數目 No. of Shares Allotted by Class	
		類別 Class	類別 Class
	Please refer to the attached APPENDIX I & II		
	各類別股份分配的總數 Total Shares Allotted by Class		

For and on behalf of
HANG LUNG PROPERTIES LIMITED
恒隆地產有限公司

簽署 Signed : .... *Secretary*

姓名 Name : Robin Sik Wing CHING

~~董事 Director~~／秘書 Secretary *

日期 Date : 05 / 03 / 2004
日 DD / 月 MM / 年 YYYY

*請刪去不適用者 *Delete whichever does not apply*

指明編號 2/2004 (修訂) (2004 年 2 月)
Specification No. 2/2004 (Revision) (Feb. 2004)

APPENDIX I

HANG LUNG PROPERTIES LIMITED
LIST OF ALLOTTEES FOR THE PERIOD FROM 9 FEBRUARY TO 24 FEBRUARY 2004

(Allotments upon Conversion of Convertible Preference Shares)

Registered Name and Address	Description	Date of Allotment	No. of Ordinary Shares Allotted
Citi (Nominees) Limited G P O Box 14 Hong Kong	Nominee	17/02/2004 20/02/2004 24/02/2004	229,800 191,500 1,378,800
Daiwa Securities SMBC (Asia) Limited Level 26 One Pacific Place 88 Queensway Hong Kong	Company	20/02/2004	153,200
DBS Vickers Securities Nominees (Hong Kong) Limited 18/F Man Yee Building 68 Des Voeux Road Central Hong Kong	Nominee	09/02/2004	153,200
Horsford Nominees Ltd c/o Standard Chartered Bank Custody and Clearing Services G P O Box 199 Hong Kong	Nominee	09/02/2004 17/02/2004 20/02/2004 24/02/2004	769,830 1,646,900 804,300 76,600
HSBC Broking Securities (Hong Kong) Limited 3/F Hutchison House 10 Harcourt Road Hong Kong	Company	20/02/2004	306,400
HSBC Nominees (Hong Kong) Limited 1 Queen's Road Central Hong Kong	Nominee	09/02/2004 17/02/2004 20/02/2004	421,300 1,171,980 421,300
HSBC Private Bank (Suisse) SA Level 13 & 14 1 Queen's Road Central Hong Kong	Nominee	20/02/2004	76,600
Kim Eng Nominees (Hong Kong) Ltd Room 1901 Bank of America Tower 12 Harcourt Road Central Hong Kong	Nominee	20/02/2004	76,600

..../2

APPENDIX I

HANG LUNG PROPERTIES LIMITED
LIST OF ALLOTTEES FOR THE PERIOD FROM 9 FEBRUARY TO 24 FEBRUARY 2004

(Allotments upon Conversion of Convertible Preference Shares)

Registered Name and Address	Description	Date of Allotment	No. of Ordinary Shares Allotted
Morgan Stanley Dean Witter Hong Kong Securities Limited 31/F Three Exchange Square Hong Kong	Company	20/02/2004 24/02/2004	314,060 1,149,000
UBS Nominees Asia Limited 25/F One Exchange Square 8 Connaught Place Hong Kong	Nominee	09/02/2004	409,810

Total No. of Allottees	:	10
Total No. of Shares Allotted	:	9,751,180

*** END OF REPORT ***

For and on behalf of
HANG LUNG PROPERTIES LIMITED
恒 隆 地 產 有 限 公 司

....
Secretary

APPENDIX II

HANG LUNG PROPERTIES LIMITED
LIST OF ALLOTTEES FOR THE PERIOD FROM 9 FEBRUARY TO 27 FEBRUARY 2004

(Allotments upon Conversion of Convertible Bonds)

Registered Name and Address	Description	Date of Allotment	No. of Ordinary Shares Allotted
Agricultural Bank of China	Nominee	16/02/2004	1,111,111
23/F Admiralty Centre Tower 1		20/02/2004	1,111,111
18 Harcourt Road			
Hong Kong			
Citi (Nominees) Limited	Nominee	09/02/2004	4,444,444
G P O Box 14		13/02/2004	4,682,220
Hong Kong		16/02/2004	2,222,222
		25/02/2004	1,944,444
		27/02/2004	12,833,332
CLSA Capital Limited	Company	25/02/2004	1,333,333
18/F One Pacific Place			
88 Queensway			
Hong Kong			
Credit Suisse First Boston (Hong Kong) Limited	Company	16/02/2004	1,555,555
		25/02/2004	511,111
45/46 Floor Two Exchange Square			
8 Connaught Place Central			
Hong Kong			
Deutche Securities Asia Limited	Company	16/02/2004	3,097,776
55/F Cheung Kong Centre		23/02/2004	1,666,666
2 Queen's Road Central		27/02/2004	3,111,110
Hong Kong			
HSBC Nominees (Hong Kong) Limited	Nominee	23/02/2004	555,555
1 Queen's Road Central		25/02/2004	1,472,222
Hong Kong		27/02/2004	2,346,666
HSBC Securities Brokers (Asia) Limited	Company	20/02/2004	555,555
Level 17 Hong Kong Bank Building			
1 Queen's Road Central			
Hong Kong			

..../2

HANG LUNG PROPERTIES LIMITED
LIST OF ALLOTTEES FOR THE PERIOD FROM 9 FEBRUARY TO 27 FEBRUARY 2004

(Allotments upon Conversion of Convertible Bonds)

Registered Name and Address	Description	Date of Allotment	No. of Ordinary Shares Allotted
Horsford Nominees Ltd	Nominee	09/02/2004	13,588,885
c/o Standard Chartered Bank		13/02/2004	2,777,777
Custody and Clearing Services		19/02/2004	555,555
G P O Box 199 Hong Kong		20/02/2004	444,444
		25/02/2004	1,333,333
		27/02/2004	2,388,888
Kim Eng Nominees (Hong Kong) Ltd	Nominee	27/02/2004	111,111
Room 1901 Bank of America Tower			
12 Harcourt Road			
Central			
Hong Kong			
Merrill Lynch Far East Ltd	Company	16/02/2004	2,777,777
17/F Asia Pacific Tower		20/02/2004	4,444,444
3 Garden Road		25/02/2004	9,444,443
Central			
Hong Kong			
Morgan Stanley Dean Witter Hong Kong Securities Limited	Company	09/02/2004	3,633,331
		13/02/2004	555,555
31/F Three Exchange Square		20/02/2004	4,445,555
Hong Kong		25/02/2004	3,333,333
		27/02/2004	6,777,777
Nomura Nominees (Hong Kong) Limited	Nominee	19/02/2004	555,555
Two International Finance Centre			
8 Finance Street 30/F			
Central			
Hong Kong			
SG Securities (HK) Ltd	Company	27/02/2004	6,111,110
44/F Edinburgh Tower			
15 Queen's Road Central			
Hong Kong			

..../3

HANG LUNG PROPERTIES LIMITED
LIST OF ALLOTTEES FOR THE PERIOD FROM 9 FEBRUARY TO 27 FEBRUARY 2004

(Allotments upon Conversion of Convertible Bonds)

Registered Name and Address	Description	Date of Allotment	No. of Ordinary Shares Allotted
UBS Nominees Asia Limited 25/F One Exchange Square 8 Connaught Place Hong Kong	Nominee	16/02/2004 20/02/2004	2,836,665 2,777,777

Total No. of Allottees	:	14
Total No. of Shares Allotted	:	113,447,748

*** END OF REPORT ***

For and on behalf of
HANG LUNG PROPERTIES LIMITED
恒隆地產有限公司

....
Secretary

CR

公司註冊處
Companies Registry

更改股本結構通知書
Notification of Change of Share Capital Structure

(公司條例第 54(1)條)
(Companies Ordinance s. 54(1))

表格 Form **SC11**

RECEIVED
2005 FEB -7 A 10:04

公司編號 Company Number: 2970

重要事項 Important Notes

- 填表前請參閱《填表須知》。
  請用黑色墨水列印。
- Please read the accompanying notes before completing this form.
  Please print in black ink.

1 公司名稱 Company Name

HANG LUNG PROPERTIES LIMITED

(註 Note 5) **2 更改股本結構的詳情**
Details of Change in Share Capital Structure

The Company redeemed 3,980 Convertible Cumulative Preference Shares of HK$7,500 each at a redemption price of HK$766 each.

3 生效日期
Effective Date

16	Feb.	2004
日 DD	月 MM	年 YYYY

For and on behalf of
HANG LUNG PROPERTIES LIMITED
恒 隆 地 產 有 限 公 司

Secretary

簽署 Signed :

姓名 Name : Robin S.W. Ching
~~董事 Director~~／秘書 Secretary *

日期 Date : 16 February, 2004
日 DD / 月 MM / 年 YYYY

**請刪去不適用者* Delete whichever does not apply*

(註 Note 3) **提交人的資料 Presentor's Reference**

姓名 Name: Hang Lung (Secretaries) Limited

地址 Address: 28/F 4 Des Voeux Road C., Hong Kong

電話 Tel: 2879-0365 傳真 Fax: 2868-6760

電郵地址 E-mail Address: estherli@hanglung.com

檔號 Reference:

請勿填寫本欄 For Official Use

收件日期 RECEIVED
18 -02- 2004
公司註冊處(行政組)
COMPANIES REGISTRY
(Administration Section)

Your Ref: ACK23192/2003
Our Ref : SO-068-2004/HLPL

18th February, 2004

E-Business & Information Services,
Hong Kong Exchanges and Clearing Limited
12/F, One International Finance Centre,
1 Harbour View Street,
Central,
Hong Kong.

By Fax & By Hand
(fax no.2523-1254)

Attn: Ms. Jane Shum

Dear Sirs,

Re: Interim Dividend For Six Months Ended 31st December, 2003

Please be informed that at a Directors' Meeting of the Company held on 18th February, 2004, the board has resolved to declare an interim dividend of 11 cents per ordinary share to be paid on 23rd April, 2004 to ordinary shareholders registered as of 15th March, 2004. The Register of Members will be closed from Monday, 15th March, 2004 to Wednesday, 17th March, 2004, both days inclusive.

As requested in your letter dated 10th February, 2004, we enclose herewith the completed Results Announcement Form for your attention.

Yours faithfully,
For and on behalf of
HANG LUNG PROPERTIES LIMITED

Robin S. W. Ching
Secretary

Encl.

RsC/el

COPY

To : Listing of The Stock Exchange of Hong Kong Limited
E-Business & Information Services of The Stock Exchange of Hong Kong Limited

IMPORTANT NOTES:
1) IT IS IMPORTANT THAT YOU READ THE NOTES ATTACHED TO THIS FORM. IF YOU ARE IN ANY DOUBT ABOUT THIS FORM, YOU SHOULD CONSULT THE EXCHANGE OR OTHER PROFESSIONAL ADVISER IMMEDIATELY.
2) PLEASE ENSURE ALL FIELDS ARE COMPLETED (YOU MAY FILL IN THE FIELD WITH "N/A" OR "NIL" WHERE IT IS NOT APPLICABLE) & ACCURATE WHEN COMPLETING THIS FORM AS INFORMATION CONTAINED IN THIS FORM WILL BE RELEASED ON THE EXCHANGE'S SYSTEM UPON RECEIPT.
3) PLEASE SIGN AT THE BOTTOM RIGHT CORNER ON EVERY PAGES OF THIS FORM AND THE NOTES ATTACHED (IF ANY).
4) ALL SUBSEQUENT CHANGES TO THE INFORMATION PROVIDED IN THIS FORM, IN PARTICULAR THE BOOK CLOSING DATES, MUST BE NOTIFIED TO THE LISTING BY TELEPHONE AND FOLLOWED BY A WRITTEN CONFIRMATION IMMEDIATELY.

From : Hang Lung Properties Limited No. of pages: 3
(Name of Company/~~Representative Company~~)
Robin Ching 2879-0370 18th February, 2004
(Responsible Official) (Contact Telephone Number) Date

Name of listed company: HANG LUNG PROPERTIES LIMITED Stock code: 101

Year end date : 30 / 6 / 04

Currency : HK$

Change of any figures reported in the Results Announcement Form submitted previously for the Last Corresponding Period?
☒ Yes (Note 1) ☐ No

To be published in the newspapers (if applicable)
☒ Summarised results announcement ☐ Full results announcement

Auditors' Report *(Note IV)*
☐ Qualified ☐ Modified ☐ Unqualified ☒ N/A

(FOR INTERIM RESULTS ONLY)
Interim report reviewed by
☒ Audit committee ☐ Auditors ☐ Neither of the above

		(~~Audited~~ / Unaudited*) Current Period from 1/7/2003 to 31/12/2003 (HK$Million	(~~Audited~~ / Unaudited*) Last Corresponding Period from 1/7/2002 to 31/12/2002 (HK$Million
Turnover *(Note I)*	:	1,118.0	1,074.0
Profit/(~~Loss~~) from Operations *(Note II)*	:	827.0	748.0
Finance cost	:	(135.3)	(138.4)
Share of Profit / (Loss) of Associates	:	-	-
Share of Profit / (~~Loss~~) of Jointly Controlled Entities	:	12.1	36.5
Preference Dividend (Note 2)		(24.1)	(24.1)
Profit / (~~Loss~~) after Taxation & MI & Preference Dividend	:	~~526.9~~	~~522.8~~
% Change over Last Period	:	+0.8 %	

* **Please delete as appropriate.**

.../2

EPS / (ordinary share) (Note 3) (EPS) - Basic *(in Dollars)*	:	$0.182		$0.181	
- Diluted *(in Dollars)*	:	$0.179		$0.178	
Extraordinary ("ETD") Gain / (Loss)	:	-		-	
Profit / (Loss) after ETD Items	:	526.9		522.8	
1st Quarter / Interim / 3rd Quarter / Final* Dividend per Share /ordinary	:	11¢		11¢	
(specify if with other options)	:	Nil		Nil	
B / C Dates for 1st Quarter / Interim ordinary / 3rd Quarter / Final* Dividend	:	15/3/2004	to	17/3/2004	bdi.
Payable Date	:	23/4/2004			
_ / C Dates for (______) General Meeting	:	N/A	to		bdi.
Other Distribution for Current Period *(Note III)*	:	Nil			
B / C Dates for Other Distribution	:	N/A	to		bdi.

*** Please delete as appropriate.**

For and on behalf of
HANG LUNG PROPERTIES LIMITED

Signature	:	[signature]
Printed Name	:	Robin Ching
Title	:	Secretary

Any description or an explanatory note *(Notes IV & V)* attached?

☒ Yes (Number of pages attached: 1)
☐ No

Hang Lung Properties Limited

Notes

1. In order to comply with Statement of Standard Accounting Practice 12 (Revised) "Income taxes" issued by the Hong Kong Society of Accountants, the Group adopted a new accounting policy for deferred tax with effect from 1 July 2003. A balance sheet method is used to recognise deferred tax in respect of all temporary differences between the carrying amounts of assets and liabilities in the financial statements and the corresponding tax bases used in the computation of taxable profit, with limited exceptions. The effect of adopting the new accounting policy has been applied retrospectively. As a result, the shareholders' funds at 1 July 2003 and 1 July 2002 have been restated and decreased by HK$291 million and HK$111 million respectively. The effect of change to income tax for the six months ended 31 December 2003 is an increased charge of HK$45.3 million (2002: HK$23.8 million). Certain comparative figures have been adjusted accordingly.

2. The convertible cumulative preference shares of HK$7,500 each issued in November 1993 bear dividend at 5.5% per annum on a reference amount of US$1,000 each. The preference dividend is in respect of the six months ended 31 December 2003.

3. (a) The calculation of basic earnings per ordinary share is based on the net profit attributable to ordinary shareholders of HK$526.9 million (2002 restated: HK$522.8 million) and the weighted average number of 2,889.3 million (2002: 2,889.3 million) ordinary shares in issue during the period.

   (b) The calculation of diluted earnings per ordinary share is based on the adjusted net profit attributable to ordinary shareholders of HK$584.2 million (2002 restated: HK$583 million) and the weighted average number of 3,272.7 million (2002: 3,272.7 million) ordinary shares after adjusting for the effects of all dilutive potential ordinary shares.

Our Ref: SO-072-2004/HLPL

18th February, 2004

E-Business & Information Services
Hong Kong Exchanges and Clearing Limited ("HKEx")
11th Floor, One International Finance Centre
1 Harbour View Street, Central
Hong Kong

By fax (2877-6987) and by mail

Dear Sirs,

Press announcement re Interim Results

We hereby submit to you the enclosed soft copy of the above document for publication on the HKEx website.

The document does not require clearance by the Exchange under the Main Board Listing Rules. The document may be published immediately upon receipt.

Should you have any queries, please contact Esther Li on telephone no. 2879-0365.

Yours faithfully,
For and on behalf of
HANG LUNG PROPERTIES LIMITED

Robin Ching
Secretary

Encl.

RsC/el

c.c. IFN Financial Press Ltd. (Attn. Ms. Belinda Wong)

COPY

Our Ref: SO-076-2004/HLPL

19th February, 2004

Listing Division,
The Stock Exchange of Hong Kong Limited,
11/F, One International Finance Centre,
1 Harbour View Street,
Central,
Hong Kong.

Dear Sirs,

Re: Press Announcement in respect of Interim Results

Further to our letters dated 18th February, 2004, we have pleasure in enclosing herewith the original form and seven copies of our press announcement in respect of interim results for Hang Lung Group Limited and Hang Lung Properties Limited, in English and Chinese version, appeared today in South China Morning Post and Hong Kong Economic Times for your information.

Yours faithfully,
For and on behalf of
HANG LUNG PROPERTIES LIMITED

Robin S.W. Ching
Secretary

Encl.

RsC/el

COPY

恒隆地產
HANG LUNG PROPERTIES



Turnover
03/04
02/03
01/02
00/01
99/00
0 500 1000 1500 2000 2500 3000
HK$M
1H
2H



Net Profit
03/04
02/03
01/02
00/01
99/00
1400 1200 1000 800 600 400 200 0
1H
2H
HK$M

恒隆地產有限公司

HANG LUNG PROPERTIES LIMITED

CONSOLIDATED INCOME STATEMENT
FOR THE SIX MONTHS ENDED 31 DECEMBER 2003 (UNAUDITED)

	Note	2003 HK$Million	2002 HK$Million (restated)
Turnover	3	1,118.0	1,074.0
Other income		80.1	48.3
Direct costs and operating expenses		(328.0)	(331.9)
Administrative expenses		(43.1)	(42.4)
Profit from operations before finance costs		827.0	748.0
Finance costs	4	(135.3)	(138.4)
Operating profit	4	691.7	609.6
Share of results of jointly controlled entities		12.1	36.5
Profit before taxation	3(a)	703.8	646.1
Taxation	5	(119.6)	(81.4)
Profit after taxation		584.2	564.7
Minority interests		(33.2)	(17.8)
		551.0	546.9
Preference dividend	6	(24.1)	(24.1)
Net profit attributable to ordinary shareholders		526.9	522.8
Interim dividend at 11¢ (2002: 11¢) per ordinary share		331.9	317.8
Earnings per ordinary share	7		
Basic		18.2¢	18.1¢
Diluted		17.9¢	17.8¢

Notes:

1. The interim results have not been audited.
2. Basis of preparation of financial statements

   SSAP 12 (Revised) "Income taxes"

   In order to comply with Statement of Standard Accounting Practice 12 (Revised) "Income taxes" issued by the Hong Kong Society of Accountants, the Group adopted a new accounting policy for deferred tax with effect from 1 July 2003. A balance sheet method is used to recognise deferred tax in respect of all temporary differences between the carrying amounts of assets and liabilities in the financial statements and the corresponding tax bases used in the computation of taxable profit, with limited exceptions. The effect of adopting the new accounting policy has been applied retrospectively. As a result, the shareholders' funds at 1 July 2003 and 1 July 2002 have been restated and decreased by HK$291 million and HK$111 million respectively. The effect of change to income tax for the six months ended 31 December 2003 is an increased charge of HK$45.3 million (2002: HK$23.8 million). Certain comparative figures have been adjusted accordingly.
3. Turnover and segment information

		Segment revenue 2003 HK$Million	Segment revenue 2002 HK$Million	Segment results 2003 HK$Million	Segment results 2002 HK$Million
(a) Business segment					
Property leasing		1,082.8	973.0	782.7	707.6
Property sales - investment properties		35.2	101.0	7.3	33.0
		1,118.0	1,074.0	790.0	740.6
Other income				80.1	49.8
Administrative expenses				(43.1)	(42.4)
Finance costs				(135.3)	(138.4)
Operating profit				691.7	609.6
Share of results of jointly controlled entities - property leasing	(Note)			12.1	36.5
Profit before taxation				703.8	646.1
(b) Geographical segment					
Group					
Hong Kong		889.4	956.6	626.3	661.5
Mainland China		228.6	117.4	163.7	79.1
		1,118.0	1,074.0	790.0	740.6
Jointly controlled entities					
Hong Kong				12.1	14.5
Mainland China	(Note)			—	22.0
				12.1	36.5

4. Operating profit is arrived at after charging:

	2003 HK$Million	2002 HK$Million
Finance costs		
Interest on borrowings	176.5	197.1
Other ancillary borrowing costs	19.9	19.2
Total borrowing costs	196.4	216.3
Less: Borrowing costs capitalised	(61.1)	(77.9)
	135.3	138.4
Cost of investment properties sold	27.9	66.1
Depreciation	8.0	8.0
and after crediting:		
Interest income	3.9	28.1

5. Provision for Hong Kong profits tax has been made at 17.5% (2002: 16%) on the estimated assessable profits for the period. No provision has been made for PRC income tax for the period as tax allowances are available to offset PRC taxable income for the period. Deferred taxation has been provided on temporary differences using the current applicable rate.

	2003 HK$Million	2002 HK$Million (restated)
Provision for Hong Kong profits tax		
Group	72.2	55.4
Jointly controlled entities	2.1	2.2
	74.3	57.6
Deferred taxation		
Temporary differences	45.1	8.1
Share of jointly controlled entities' taxation	0.2	15.7
	45.3	23.8
	119.6	81.4

6. The convertible cumulative preference shares of HK$7,500 each issued in November 1993 bear dividend at 5.5% per annum on a reference amount of US$1,000 each. The preference dividend is in respect of the six months ended 31 December 2003.

7. (a) The calculation of basic earnings per ordinary share is based on the net profit attributable to ordinary shareholders of HK$526.9 million (2002 restated: HK$522.8 million) and the weighted average number of 2,889.3 million (2002: 2,889.3 million) ordinary shares in issue during the period.

(b) The calculation of diluted earnings per ordinary share is based on the adjusted net profit attributable to ordinary shareholders of HK$584.2 million (2002 restated: HK$583 million) and the weighted average number of 3,272.7 million (2002: 3,272.7 million) ordinary shares after adjusting for the effects of all dilutive potential ordinary shares.

Highlights

- Net profit rose 1% to HK$526.9 million. Rental contribution from the Group's two Shanghai properties - Plaza 66 and The Grand Gateway offset a decrease in Hong Kong property sales. Other property projects under development have not yet been released to the market.
- Rental income rose 11%. The contribution from the Group's Shanghai properties rose 21% in absolute terms while Hong Kong rental properties remained at a level similar to that recorded last year. Occupancy rates for Hong Kong stood at 95% for retail and 90% for office, and for Shanghai at 100% for both.
- Occupation permits for The HarbourSide, Carmel-on-the-Hill and AquaMarine in Hong Kong were issued during the period. The HarbourSide is currently being actively marketed. Construction of The Long Beach, another residential project with sea view at West Kowloon, is on schedule.
- Construction of an additional tower at Plaza 66 office development in Shanghai is on schedule.
- Since January 2004, HK$1,041.2 million (or 30.18%) in convertible bonds have been converted into equity. This represents an increase of 3.83% of the issued share capital. Market capitalization has also grown to HK$35.3 billion at 17 February 2004.

Outlook

- Following the recovery of Hong Kong property market over the past six months, we are ready to launch our four completed property projects with prospects of good profit margins and considerable return.
- We have implemented new cost control and corporate streamlining measures to ensure the Group operates in a cost efficient and effective manner.
- Importantly, the recent conversion by the bond holders of convertible bonds into company equity is a clear indication that investors regard the Group as a good investment and commercial prospect.
- We expect results from leasing of our properties to rise slowly in the coming year. This together with increased property sales should produce a set of satisfactory full year results.

Publication of Results Announcement

A detailed results announcement containing all the information required by paragraphs 46(1) to 46(6) of Appendix 16 of the Rules Governing The Listing of Securities on The Stock Exchange of Hong Kong Limited ("the Exchange") will be published on the Exchange's website in due course. It is also available on Hang Lung Group's website, www.hanglung.com.

Book Close Dates

Book close dates (both days inclusive)	15 March 2004 to 17 March 2004
Latest time to lodge transfers	4:00 p.m. on 12 March 2004
Record date for interim ordinary dividend	15 March 2004
Interim ordinary dividend payment date	23 April 2004

By Order of the Board
Ronnie C. Chan
Chairman
Hong Kong, 18 February 2004

恒隆地產 HANG LUNG PROPERTIES


營業額
03/04
02/03
01/02
00/01
99/00
0 500 1000 1500 2000 2500 3000
港幣百萬元
上半年度
下半年度


純利
03/04
02/03
01/02
00/01
99/00
1400 1200 1000 800 600 400 200 0
上半年度
下半年度
港幣百萬元

恒隆地產有限公司
HANG LUNG PROPERTIES LIMITED

綜合收益表
截至二零零三年十二月三十一日止六個月（未經審核）

	附註	二零零三年 港幣百萬元	二零零二年 港幣百萬元 (重列)
營業額	3	1,118.0	1,074.0
其他收入		80.1	48.3
直接成本及營業費用		(328.0)	(331.9)
行政費用		(43.1)	(42.4)
未計財務費用前之營業溢利		827.0	748.0
財務費用	4	(135.3)	(138.4)
營業溢利	4	691.7	609.6
應佔合營公司業績		12.1	36.5
除稅前溢利	3(甲)	703.8	646.1
稅項	5	(119.6)	(81.4)
除稅後溢利		584.2	564.7
少數股東權益		(33.2)	(17.8)
		551.0	546.9
優先股股息	6	(24.1)	(24.1)
普通股股東應佔純利		526.9	522.8
普通股中期股息每股十一仙（二零零二年：每股十一仙）		331.9	317.8
每股普通股盈利	7		
基本		18.2仙	18.1仙
攤薄		17.9仙	17.8仙

附註：

1. 中期業績未經審核。
2. 編製財務報表基準

《會計實務準則》第十二號（經修訂）「所得稅」

為符合香港會計師公會所頒佈《會計實務準則》第十二號（經修訂）「所得稅」之規定，本集團由二零零三年七月一日起採用新的遞延稅項會計政策。除個別情況外，財務報表內之資產及負債項目之賬面金額，與用以計算應課稅溢利的相應稅基金額之間的所有暫時性差額，均以資產負債表方法確認為遞延稅項。實施此新會計政策時，已作出追溯性調整。因此，於二零零三年七月一日及二零零二年七月一日的股東權益已重列及分別減少港幣二億九千一百萬元及港幣一億一千一百萬元。另截至二零零三年十二月三十一日止六個月之所得稅支出亦增加港幣四千五百三十萬元（二零零二年：港幣二千三百八十萬元）。若干比較數字亦已作出相應之調整。

3. 營業額及分部資料

		分部收入		分部業績	
		二零零三年 港幣百萬元	二零零二年 港幣百萬元	二零零三年 港幣百萬元	二零零二年 港幣百萬元
(甲) 業務分部					
物業租賃		1,082.8	973.0	782.7	707.6
物業銷售－投資物業		35.2	101.0	7.3	33.0
		1,118.0	1,074.0	790.0	740.6
其他收入				80.1	49.8
行政費用				(43.1)	(42.4)
財務費用				(135.3)	(138.4)
營業溢利				691.7	609.6
應佔合營公司業績－物業租賃	(附註)			12.1	36.5
除稅前溢利				703.8	646.1

(乙) 地區分部

集團				
香港	889.4	956.6	626.3	661.5
中國大陸	228.6	117.4	163.7	79.1
	1,118.0	1,074.0	790.0	740.6
合營公司				
香港			12.1	14.5
中國大陸		(附註)	—	22.0
			12.1	36.5

附註： 本集團去年在一家國內合資企業增持權益，因此它已成為本集團之附屬公司，其業績亦已經綜合在本集團之業績內。

4. 營業溢利已扣除下列各項：

	二零零三年 港幣百萬元	二零零二年 港幣百萬元
財務費用		
借貸利息	176.5	197.1
其他輔助借貸支出	19.9	19.2
借貸支出總額	196.4	216.3
減：借貸支出資本化	(61.1)	(77.9)
	135.3	138.4
已出售投資物業成本	27.9	66.1
折舊	8.0	8.0
並已計入：		
利息收入	3.9	28.1

5. 香港利得稅稅項準備乃按期內之估計應課稅溢利乘以稅率百分之十七點五(二零零二年：百分之十六)計算。由於期內之免稅額足以抵銷期內之中國所得稅應課稅額，故期內並無就中國所得稅作出準備。遞延稅項乃根據現行適用稅率按暫時性差額作出準備。

	二零零三年 港幣百萬元	二零零二年 港幣百萬元 (重列)
香港利得稅撥備		
集團	72.2	55.4
合營公司	2.1	2.2
	74.3	57.6
遞延稅項		
暫時性差額	45.1	8.1
應佔合營公司稅項	0.2	15.7
	45.3	23.8
	119.6	81.4

6. 就一九九三年十一月所發行之每股面值港幣七千五百元之可換股累積優先股乃按每一千美元年息五點五厘計算股息。優先股股息計算截至二零零三年十二月三十一日止六個月。

7. (甲) 每股普通股基本盈利乃按期內之普通股股東應佔純利港幣五億二千六百九十萬元(二零零二年重列：港幣五億二千二百八十萬元)及期內已發行普通股之加權平均股數二十八億八千九百三十萬股(二零零二年：二十八億八千九百三十萬股)計算。

(乙) 每股普通股攤薄盈利乃按經調整後之普通股股東應佔純利港幣五億八千四百二十萬元(二零零二年重列：港幣五億八千三百萬元)及計入所有潛在攤薄盈利股份之影響後之普通股加權平均股數三十二億七千二百七十萬股(二零零二年：三十二億七千二百七十萬股)計算。

摘要

- 純利上升百分之一至港幣五億二千六百九十萬元。本集團兩項上海物業－恒隆廣場及港滙廣場，其租金貢獻已抵銷香港物業銷售收益之減少。其他發展中物業尚未推出市場。
- 租金收入上升百分之十一，當中上海物業之租金收入上升百分之二十一(以實際基準計算)，而香港物業之租金收入則與去年同期相若。香港商場出租率為百分之九十五，寫字樓為百分之九十，上海商場及寫字樓出租率均為百分之一百。
- 君臨天下、君逸山及碧海藍天均於期內獲發入伙紙。現正就君臨天下積極進行市場推廣。另一項位於西九龍之海景住宅項目浪澄灣正如期進行發展。
- 上海恒隆廣場正如期進行新辦公室大樓建築工程。
- 從二零零四年一月至今，港幣十億零四千一百二十萬元或百分之三十點一八之可換股債券已被轉換為股票，發行股本因此增加百分之三點八三。於二零零四年二月十七日，公司市值亦上升至港幣三百五十三億元。

展望

- 鑑於香港樓市過去六個月逐步復甦，本集團已準備推出四項物業項目，可望獲得可觀之邊際利潤及收益。
- 本集團已實施多項監控成本及精簡架構之新措施，以確保成本及營運效益。
- 近期債券持有人透過換股成為本公司股東，清楚反映投資者看好本集團之業務前景及投資回報潛力。
- 本集團預期物業租金收入於未來一年可穩步上升，連同物業銷售收益之增長，應可為全年度提供理想業績。

刊登業績公布

載有香港聯合交易所有限公司(「聯交所」)證券上市規則附錄十六第四十六(一)至四十六(六)段所規定之全部資料之詳細業績公布，將於適當時候在聯交所網頁上刊登，亦可在恒隆集團之網頁www.hanglung.com查閱。

暫停辦理股份過戶登記日期

暫停辦理股份過戶登記日期 (首尾兩天包括在內)	二零零四年三月十五日至 二零零四年三月十七日
截止辦理普通股股份過戶	二零零四年三月十二日下午四時
普通股中期股息記錄日期	二零零四年三月十五日
普通股中期股息派發日期	二零零四年四月二十三日

承董事局命
主席
陳啟宗

香港，二零零四年二月十八日

Our Ref: SO-077-2004/HLPL

19th February, 2004

Listing Division,
The Stock Exchange of
Hong Kong Limited
12/F, One International Finance Centre,
1 Harbour View Street,
Central,
Hong Kong.

Dear Sirs,

Re: **Closure of Books**
- Hang Lung Group Limited (Stock Code:10)
- Hang Lung Properties Limited (Stock Code:101)

Please be informed that the Registers of Members of the above 2 companies will be closed from Monday, 15th March, 2004 to Wednesday, 17th March, 2004, both days inclusive. Notice of the said book closing dates, in English and Chinese version, has been published today in South China Morning Post and Hong Kong Economic Times.

Yours faithfully,
For and on behalf of
HANG LUNG PROPERTIES LIMITED

Robin S.W. Ching
Secretary

RsC/el

COPY

CR
公司註冊處
Companies Registry

更改股本結構通知書
Notification of Change of Share Capital Structure

(公司條例第 54(1)條)
(Companies Ordinance s. 54(1))

表格 Form **SC11**

重要事項 Important Notes

- 填表前請參閱《填表須知》。
  請用黑色墨水列印。
- Please read the accompanying notes before completing this form.
  Please print in black ink.

公司編號 Company Number

2970

1 公司名稱 Company Name

HANG LUNG PROPERTIES LIMITED

(註 Note 5) **2 更改股本結構的詳情**
Details of Change in Share Capital Structure

The Company redeemed 3,060 Convertible Cumulative Preference Shares of HK$7,500 each at a redemption price of HK$766 each.

3 生效日期
Effective Date

19	Feb.	2004
日 DD	月 MM	年 YYYY

For and on behalf of
HANG LUNG PROPERTIES LIMITED
恒隆地產有限公司

Secretary

簽署 Signed :

姓名 Name : Robin S.W. Ching
董事 Director／秘書 Secretary *

日期 Date : 19 February, 2004
日 DD / 月 MM / 年 YYYY

*請刪去不適用者 Delete whichever does not apply

(註 Note 3) **提交人的資料 Presentor's Reference**

姓名 Name: Hang Lung (Secretaries) Limited

地址 Address: 28/F 4 Des Voeux Road C.,
Hong Kong

電話 Tel: 2879-0365 傳真 Fax: 2868-6760

電郵地址 E-mail Address: estherli@hanglung.com

檔號 Reference:

請勿填寫本欄 For Official Use

收件日期 RECEIVED
23 -02- 2004
公司註冊處(行政組)
COMPANIES REGISTRY
(Administration Section)

FORM 2

CORPORATE SUBSTANTIAL SHAREHOLDER NOTICE

Notice pursuant to s. 324 of Part XV of the Securities and Futures Ordinance (Cap. 571)

Form for use by a corporation giving notice of :

(i) First acquiring an interest in 5% or more of the shares of a listed corporation (i.e. first becoming a substantial shareholder);
(ii) Changes in the percentage level, or nature, of its interest or its short position in such shares; and
(iii) Ceasing to have an interest of 5% in such shares (complete Boxes 1 to 19 and 27 only).

This Form must be completed in accordance with the directions and instructions in the Notes to Form 2.

1. Name of listed corporation HANG LUNG PROPERTIES LIMITED	
2. Stock code 101	**4. Number of issued shares in class** 3,014,101,335
3. Class of shares ORDINARY	

5. Name of substantial shareholder COLE LIMITED	**8. Business registration number** N/A	
	9. Place of incorporation ISLE OF MAN	Certificate of Incorporation No. 29074
6. Registered office 33-37 ATHOL STREET, DOUGLAS, ISLE OF MAN	**10. Contact person** HO TUEN YEE	
	11. Daytime tel. No. 2890 6484	**12. e-mail address**
7. ·ipal place of business in Hong Kong N/A	**13. Exchange on which listed** N/A	
	14. Name of listed parent and exchange on which parent is listed N/A	

15. Date of relevant event

20	2	2004
(day)	(month)	(year)

16. Date when the substantial shareholder became aware of the relevant event/ interest in the shares (if later)

N/A		
(day)	(month)	(year)

17. Details of relevant event

	Relevant event code describing circumstances (see Table 1)	Code describing capacity in which shares were/are held (see Table 2)		Number of shares bought/sold or involved	Currency of transaction	On Exchange		Off Exchange	
		Before relevant event	After relevant event			Highest price per share	Average price per share	Average consideration per share	Consideration Code (see Table 3)
Long position	- Select - 104	- Select - N/A	- Select - N/A	N/A	HKD N/A	N/A	N/A	N/A	- Select - N/A
Short position	- Select - N/A	- Select -	- Select -						

18. Total shares immediately before the relevant event

	Total number of shares	Percentage figure (%)
Long position	1,835,514,670	61.23
Short position	N/A	
Lending pool	N/A	

19. Total shares immediately after the relevant event

	Total number of shares	Percentage figure (%)
Long position	1,836,864,670	60.94
Short position	N/A	
Lending pool	N/A	

20. Capacity in which interests disclosed in Box 19 are held

Code describing capacity (see Table 2)	Number of shares	
	Long position	Short position
- Select - 207	1,836,864,670	N/A
- Select -		
- Select -		
- Select -		
- Select -		

21. Further information in respect of derivative interests

Code describing derivatives (see Table 4)	Number of shares	
	Long position	Short position
- Select - N/A		
- Select -		
- Select -		
- Select -		
- Select -		

22. Further information in relation to interests of corporations controlled by substantial shareholder

Name of controlled corporation	Address and place of incorporation	Name of controlling shareholder	% control	Direct interest (Y/N)	Number of shares	
					Long position	Short Position
KINGSWICK INVESTMENT LIMITED	PASEA ESTATE, ROAD TOWN, TORTOLA, BRITISH VIRGIN ISLANDS (BRITISH VIRGIN ISLANDS)	COLE LIMITED	100.00	Y	28,333,100	N/A
KINGSWICK INVESTMENT LIMITED	PASEA ESTATE, ROAD TOWN, TORTOLA, BRITISH VIRGIN ISLANDS (BRITISH VIRGIN ISLANDS)	COLE LIMITED	100.00	N	1,808,531,570	N/A
FARBASE INVESTMENT LIMITED	PASEA ESTATE, ROAD TOWN, TORTOLA, BRITISH VIRGIN ISLANDS (BRITISH VIRGIN ISLANDS)	COLE LIMITED	100.00	N	1,808,531,570	N/A
MAGENTA HOLDINGS LIMITED	P.O. BOX 71, CRAIGMUIR CHAMBERS, ROAD TOWN, TORTOLA, BRITISH VIRGIN ISLANDS (BRITISH VIRGIN ISLANDS)	COLE LIMITED	100.00	N	1,808,531,570	N/A
BOLAND ENTERPRISES LIMITED	PASEA ESTATE, ROAD TOWN, TORTOLA, BRITISH VIRGIN ISLANDS (BRITISH VIRGIN ISLANDS)	MAGENTA HOLDINGS LIMITED	100.00	N	1,808,531,570	N/A
HANG LUNG GROUP LIMITED	28TH FLOOR, 4 DES VOEUX ROAD CENTRAL, HONG KONG (HONG KONG)	COLE LIMITED	37.18	N	1,808,531,570	N/A
PROSPERLAND HOUSING LIMITED	26TH FLOOR, 4 DES VOEUX ROAD CENTRAL, HONG KONG (HONG KONG)	HANG LUNG GROUP LIMITED	100.00	Y	1,267,523,511	N/A
PROSPERLAND HOUSING LIMITED	26TH FLOOR, 4 DES VOEUX ROAD CENTRAL, HONG KONG (HONG KONG)	HANG LUNG GROUP LIMITED	100.00	N	85,179	N/A

23. Further information in relation to interests held by substantial shareholder jointly with another person

Name of joint shareholder	Address	Number of shares	
		Long position	Short Position
N			

24. Further information from a trustee, or beneficiary of a trust, or a founder of a Discretionary Trust

Name of Trust	Address	Status Code (see Table 5)	Number of shares	
			Long position	Short position
(PRIVATE)	(PRIVATE)	- Select - 501	1,836,864,670 IN TOTAL	N/A
		- Select -		
		- Select -		

25. Further information from a party to an agreement under Section 317 (Please see Notes for further information required)

Na[illegible] of other parties	Address	Number of shares
N/A		
Total number of shares in which substantial shareholder is interested under section 317 and 318		

26. Details of person(s) in accordance with whose directions the substantial shareholder or its directors are accustomed to act

Names	Address	Relationship Code (see Table 6)	Percentage (%)
N/A		- Select -	
		- Select -	
		- Select -	

27. Date of filing this Form 2

24	2	2004
(day)	(month)	(year)

28. Number of continuation sheets: 1

29. Number of attachments:

Form 2.

22. Further information in relation to interests of corporations controlled by substantial shareholder

Name of controlled corporation	Address and place of incorporation	Name of controlling shareholder	% control	Direct interest (Y/N)	Number of shares	
					Long position	Short Position
CURICAO COMPANY LIMITED	26TH FLOOR, 4 DES VOEUX ROAD CENTRAL, HONG KONG (HONG KONG)	PROSPERLAND HOUSING LIMITED	100.00	Y	85,179	N/A
PUROTAT LIMITED	26TH FLOOR, 4 DES VOEUX ROAD CENTRAL, HONG KONG (HONG KONG)	HANG LUNG GROUP LIMITED	100.00	Y	354,227,500	N/A
YEE FLY INVESTMENT LIMITED	26TH FLOOR, 4 DES VOEUX ROAD CENTRAL, HONG KONG (HONG KONG)	HANG LUNG GROUP LIMITED	100.00	Y	163,665	N/A
YEE FLY INVESTMENT LIMITED	26TH FLOOR, 4 DES VOEUX ROAD CENTRAL, HONG KONG (HONG KONG)	HANG LUNG GROUP LIMITED	100.00	N	120,608,945	N/A
YEE FLY INVESTMENT LIMITED	26TH FLOOR, 4 DES VOEUX ROAD CENTRAL, HONG KONG (HONG KONG)	HANG LUNG GROUP LIMITED	100.00	N	8,520	N/A
BELIEVECITY LIMITED	26TH FLOOR, 4 DES VOEUX ROAD CENTRAL, HONG KONG (HONG KONG)	YEE FLY INVESTMENT LIMITED	100.00	Y	120,608,945	N/A
KINDSTOCK LIMITED	26TH FLOOR, 4 DES VOEUX ROAD CENTRAL, HONG KONG (HONG KONG)	YEE FLY INVESTMENT LIMITED	100.00	Y	8,520	N/A
COKAGE LIMITED	26TH FLOOR, 4 DES VOEUX ROAD CENTRAL, HONG KONG (HONG KONG)	HANG LUNG GROUP LIMITED	100.00	Y	53,893,250	N/A
ATLAS LIMITED	AKARA BUILDING, 24 DE CASTRO STREET, WICKHAMS CAY I, ROAD TOWN, TORTOLA, BRITISH VIRGIN ISLANDS (BRITISH VIRGIN ISLANDS)	HANG LUNG GROUP LIMITED	100.00	N	12,021,000	N/A
HANG KONG COMPANY LIMI[illegible]	26TH FLOOR, 4 DES VOEUX ROAD CENTRAL, HONG KONG (HONG KONG)	ATLAS LIMITED	100.00	Y	12,021,000	N/A

FORM 1

INDIVIDUAL SUBSTANTIAL SHAREHOLDER NOTICE

Notice pursuant to s. 324 of Part XV of the Securities and Futures Ordinance (Cap. 571)

RECEIVED 2005 FEB -7 A 9:01

Form for use by an individual giving notice of :

(i) First acquiring an interest in 5% or more of the shares of a listed corporation (i.e. first becoming a substantial shareholder);

(ii) Changes in the percentage level, or nature, of his interest or his short position in such shares; and

(iii) Ceasing to have an interest in 5% of such shares (complete Boxes 1 to 16 and 24 only)

This Form must be completed in accordance with the directions and instructions in the Notes to Form 1.

1. Name of listed corporations HANG LUNG PROPERTIES LIMITED	
2. Stock code: 101	4. Number of issued shares in class 3,014,101,335
3. Class of shares: ORDINARY	

5. Name of substantial shareholder (English) as printed on HKID/Passport CHAN TAN (Surname)	CHING FEN (Other names)	8. Name of substantial shareholder (Chinese) 陳譚慶芬
6. HKID/~~Passport No.~~ A056619(8)	Country of issue of Passport N/A	9. Chinese Character Code 7115 6223 1987 5358
7. Address of substantial shareholder A5, 14 MT. KELLETT ROAD, THE PEAK, HONG KONG		10. Daytime tel. No. 2576 6800
		11. e-mail address

12. Date of relevant event

20	2	2004
(day)	(month)	(year)

13. Date when the substantial shareholder became aware of the relevant event/ interest in the shares (if later)

N/A		
(day)	(month)	(year)

14. Details of relevant event

	Relevant event code describing circumstances (see Table 1)	Code describing capacity in which shares were/are held (see Table 2)		Number of shares bought/sold or involved	Currency of transaction	On Exchange		Off Exchange	
		Before relevant event	After relevant event			Highest price per share	Average price per share	Average consideration per share	Consideration Code (see Table 3)
Long position	104	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
Short position	N/A								

15. Total shares immediately before the relevant event

	Total number of shares	Percentage figure (%)
Long position	1,835,514,670	61.23
Short position	N/A	
Lending pool	N/A	

16. Total shares immediately after the relevant event

	Total number of shares	Percentage figure (%)
Long position	1,836,864,670	60.94
Short position	N/A	
Lending pool	N/A	

17. Capacity in which interests disclosed in Box 16 are held

Code describing capacity (see Table 2)	Number of shares	
	Long position	Short position
209	1,836,864,670	N/A

18. Further information in respect of derivative interests

Code describing derivatives *(see Table 4)*	Number of shares	
	Long position	Short position
N/A		

19. Further information in relation to interests of children under 18 and/or spouse

Name of child/spouse	Address	Number of shares	
		Long position	Short position
N/A			

20. Further information in relation to interests of corporations controlled by substantial shareholder

Name of controlled corporation	Address and place of incorporation	Name of controlling shareholder	% control	Direct interest (Y/N)	Number of shares	
					Long position	Short position
N/A						

21. Further information in relation to interests held by substantial shareholder jointly with another person

Name of joint shareholder	Address	Number of shares	
		Long position	Short position
N/A			

22. Further information from a trustee, or beneficiary of a trust, or a person who has set up a Discretionary Trust

Name of Trust	Address	Status Code (see Table 5)	Number of shares	
			Long position	Short position
(PRIVATE)	(PRIVATE)	503	1,836,864,670 IN TOTAL	N/A

23. Further information from a party to an agreement under Section 317 *(Please see Notes for further information required)*

Names of other parties	Address	Number of shares
N/A		
Total number of shares in which substantial shareholder is interested under section 317 and 318		

24. Date of filing this Form 1

24	2	2004
(day)	(month)	(year)

Form 1.

25. Number of continuation sheets

26. Number of attachments

FORM 2

(34)

CORPORATE SUBSTANTIAL SHAREHOLDER NOTICE

Notice pursuant to s. 324 of Part XV of the Securities and Futures Ordinance (Cap. 571)

Form for use by a corporation giving notice of :

(i) First acquiring an interest in 5% or more of the shares of a listed corporation (i.e. first becoming a substantial shareholder);

(ii) Changes in the percentage level, or nature, of its interest or its short position in such shares; and

(iii) Ceasing to have an interest of 5% in such shares (complete Boxes 1 to 19 and 27 only).

This Form must be completed in accordance with the directions and instructions in the Notes to Form 2.

1. Name of listed corporation HANG LUNG PROPERTIES LIMITED			
2. Stock code	101	**4. Number of issued shares in class**	
3. Class of shares	Ordinary	3,016,323,556	

5. Name of substantial shareholder a) Hang Lung Group Limited; b) Prosperland Housing Limited; c) Purotat Limited	**8. Business registration number** a) 01050802-000-09; b) 04937744-000-04; c) 15331355-000-02	
	9. Place of incorporation a) to c) Hong Kong	Certificate of Incorporation No. a) 6206; b) 26329; c) 344098
6. Registered office a) 28th Floor, 4 Des Voeux Road Central, Hong Kong; b) & c) 26th Floor, 4 Des Voeux Road Central, Hong Kong	**10. Contact person** Mr. CHING Sik Wing, Robin	
	11. Daytime tel. No. 28790111	**12. e-mail address** RobinChing@hanglung.com
7. Principal place of business in Hong Kong a) to c) N/A	**13. Exchange on which listed** a) Hong Kong Stock Exchange; b) to c) N/A	
	14. Name of listed parent and exchange on which parent is listed Hang Lung Group Limited / Hong Kong Stock Exchange	

15. Date of relevant event

23	02	2004
(day)	(month)	(year)

16. Date when the substantial shareholder became aware of the relevant event/ interest in the shares (if later)

24	02	2004
(day)	(month)	(year)

17. Details of relevant event

	Relevant event code describing circumstances (see Table 1)	Code describing capacity in which shares were/are held (see Table 2)		Number of shares bought/sold or involved	Currency of transaction	On Exchange		Off Exchange	
		Before relevant event	After relevant event			Highest price per share	Average price per share	Average consideration per share	Consideration Code (see Table 3)
Long position	104	205	205	1,808,531,570	HKD				- Select -
Short position	- Select -	- Select -	- Select -						

18. Total shares immediately before the relevant event

	Total number of shares	Percentage figure (%)
Long position	1,808,531,570	60.00
Short position		
Lending pool		

19. Total shares immediately after the relevant event

	Total number of shares	Percentage figure (%)
Long position	1,808,531,570	59.96
Short position		
Lending pool		

20. Capacity in which interests disclosed in Box 19 are held

Code describing capacity (see Table 2)	Number of shares	
	Long position	Short position
205	1,808,531,570	
- Select -		
- Select -		
- Select -		
- Select -		

21. Further information in respect of derivative interests

Code describing derivatives (see Table 4)	Number of shares	
	Long position	Short position
- Select -		
- Select -		
- Select -		
- Select -		
- Select -		

22. Further information in relation to interests of corporations controlled by substantial shareholder

Name of controlled corporation	Address and place of incorporation	Name of controlling shareholder	% control	Direct interest (Y/N)	Number of shares	
					Long position	Short Position
	(see attached Continuation Sheet)					

23. Further information in relation to interests held by substantial shareholder jointly with another person

Name of joint shareholder	Address	Number of shares	
		Long position	Short Position
-	N/A		

24. Further information from a trustee, or beneficiary of a trust, or a founder of a Discretionary Trust

Name of Trust	Address	Status Code (see Table 5)	Number of shares	
			Long position	Short position
		- Select -		
	N/A	- Select -		
		- Select -		

25. Further information from a party to an agreement under Section 317 (Please see Notes for further information required)

Names of other parties	Address	Number of shares
	N/A	
Total number of shares in which substantial shareholder is interested under section 317 and 318		

26. Details of person(s) in accordance with whose directions the substantial shareholder or its directors are accustomed to act

Names	Address	Relationship Code (see Table 6)	Percentage (%)
		- Select -	
	N/A	- Select -	
		- Select -	

27. Date of filing this Form 2

24	02	2004
(day)	(month)	(year)

28. Number of continuation sheets 1

29. Number of attachments 0

Form 2.

Continuation Sheet

22. Further information in relation to interests of corporations controlled by substantial shareholder

Name of controlled corporation	Address and place of incorporation	Name of controlling shareholder	% control	Direct interest (Y/N)	Number of shares	
					Long position	Short position
Prosperland Housing Limited	26th Floor, 4 Des Voeux Road Central, Hong Kong. (Hong Kong)	Hang Lung Group Limited	100.00	Y	1,267,523,511	
Prosperland Housing Limited	26th Floor, 4 Des Voeux Road Central, Hong Kong. (Hong Kong)	Hang Lung Group Limited	100.00	N	85,179	
Curicao Company Limited	26th Floor, 4 Des Voeux Road Central, Hong Kong. (Hong Kong)	Prosperland Housing Limited	100.00	Y	85,179	
Purotat Limited	26th Floor, 4 Des Voeux Road Central, Hong Kong. (Hong Kong)	Hang Lung Group Limited	100.00	Y	354,227,500	
Yee Fly Investment Limited	26th Floor, 4 Des Voeux Road Central, Hong Kong. (Hong Kong)	Hang Lung Group Limited	100.00	Y	163,665	
Yee Fly Investment Limited	26th Floor, 4 Des Voeux Road Central, Hong Kong. (Hong Kong)	Hang Lung Group Limited	100.00	N	120,608,945	
Yee Fly Investment Limited	26th Floor, 4 Des Voeux Road Central, Hong Kong. (Hong Kong)	Hang Lung Group Limited	100.00	N	8,520	
Believecity Limited	26th Floor, 4 Des Voeux Road Central, Hong Kong. (Hong Kong)	Yee Fly Investment Limited	100.00	Y	120,608,945	
Kindstock Limited	26th Floor, 4 Des Voeux Road Central, Hong Kong. (Hong Kong)	Yee Fly Investment Limited	100.00	Y	8,520	
Cokage Limited	26th Floor, 4 Des Voeux Road Central, Hong Kong. (Hong Kong)	Hang Lung Group Limited	100.00	Y	53,893,250	
Atlas Limited	Akara Building, 24 De Castro Street, Wickhams Cay I, Road Town, Tortola, British Virgin Islands. (British Virgin Islands)	Hang Lung Group Limited	100.00	N	12,021,000	
Hang Kong Company Limited	26th Floor, 4 Des Voeux Road Central, Hong Kong. (Hong Kong)	Atlas Limited	100.00	Y	12,021,000	

FORM 2

CORPORATE SUBSTANTIAL SHAREHOLDER NOTICE

Notice pursuant to s. 324 of Part XV of the Securities and Futures Ordinance (Cap. 571)

Form for use by a corporation giving notice of:

(i) First acquiring an interest in 5% or more of the shares of a listed corporation (i.e. first becoming a substantial shareholder);
(ii) Changes in the percentage level, or nature, of its interest or its short position in such shares; and
(iii) Ceasing to have an interest of 5% in such shares (complete Boxes 1 to 19 and 27 only).

This Form must be completed in accordance with the directions and instructions in the Notes to Form 2.

1. Name of listed corporation HANG LUNG PROPERTIES LIMITED	
2. Stock code 101	**4. Number of issued shares in class**
3. Class of shares Ordinary	3,018,927,956

5. Name of substantial shareholder Prosperland Housing Limited	**8. Business registration number** 04937744-000-04	
	9. Place of incorporation Hong Kong	Certificate of Incorporation No. 26329
6. Registered office 26th Floor, 4 Des Voeux Road Central, Hong Kong	**10. Contact person** Mr. CHING Sik Wing, Robin	
	11. Daytime tel. No. 28790111	**12. e-mail address** RobinChing@hanglung.com
7. Principal place of business in Hong Kong	**13. Exchange on which listed** N/A	
	14. Name of listed parent and exchange on which parent is listed Hang Lung Group Limited / Hong Kong Stock Exchange	

15. Date of relevant event

24	02	2004
(day)	(month)	(year)

16. Date when the substantial shareholder became aware of the relevant event/ interest in the shares (if later)

25	02	2004
(day)	(month)	(year)

17. Details of relevant event

	Relevant event code describing circumstances (see Table 1)	Code describing capacity in which shares were/are held (see Table 2)		Number of shares bought/sold or involved	Currency of transaction	On Exchange		Off Exchange	
		Before relevant event	After relevant event			Highest price per share	Average price per share	Average consideration per share	Consideration Code (see Table 3)
Long position	104	205	205	1,267,608,690	HKD				- Select -
Short position	- Select -	- Select -	- Select -						

18. Total shares immediately before the relevant event

	Total number of shares	Percentage figure (%)
Long position	1,267,608,690	42.02
Short position		
Lending pool		

19. Total shares immediately after the relevant event

	Total number of shares	Percentage figure (%)
Long position	1,267,608,690	41.99
Short position		
Lending pool		

20. Capacity in which interests disclosed in Box 19 are held

Code describing capacity (see Table 2)	Number of shares	
	Long position	Short position
205	1,267,608,690	
- Select -		
- Select -		
- Select -		
- Select -		

21. Further information in respect of derivative interests

Code describing derivatives (see Table 4)	Number of shares	
	Long position	Short position
- Select -		
- Select -		
- Select -		
- Select -		
- Select -		

22. Further information in relation to interests of corporations controlled by substantial shareholder

Name of controlled corporation	Address and place of incorporation	Name of controlling shareholder	% control	Direct interest (Y/N)	Number of shares	
					Long position	Short Position
Prosperland Housing Limited	26th Floor, 4 Des Voeux Road Central, Hong Kong.	Hang Lung Group Limited	100.00	Y	1,267,523,511	
Prosperland Housing Limited	26th Floor, 4 Des Voeux Road Central, Hong Kong.	Hang Lung Group Limited	100.00	N	85,179	
Curicao Company Limited	26th Floor, 4 Des Voeux Road Central, Hong Kong.	Prosperland Housing Limited	100.00	Y	85,179	

23. Further information in relation to interests held by substantial shareholder jointly with another person

Name of joint shareholder	Address	Number of shares	
		Long position	Short Position
	N/A		

24. Further information from a trustee, or beneficiary of a trust, or a founder of a Discretionary Trust

Name of Trust	Address	Status Code (see Table 5)	Number of shares	
			Long position	Short position
		- Select -		
	N/A	- Select -		
		- Select -		

25. Further information from a party to an agreement under Section 317 (Please see Notes for further information required)

Names of other parties	Address	Number of shares
	N/A	
Total number of shares in which substantial shareholder is interested under section 317 and 318		

26. Details of person(s) in accordance with whose directions the substantial shareholder or its directors are accustomed to act

Names	Address	Relationship Code (see Table 6)	Percentage (%)
		- Select -	
	N/A	- Select -	
		- Select -	

27. Date of filing this Form 2

25	02	2004
(day)	(month)	(year)

28. Number of continuation sheets: 0

29. Number of attachments: 0

Form 2.

CR
公司註冊處
Companies Registry

更改股本結構通知書
Notification of Change of Share Capital Structure

(公司條例第 54(1)條)
(Companies Ordinance s. 54(1))

表格 Form **SC11**

重要事項 Important Notes

- 填表前請參閱《填表須知》。
  請用黑色墨水列印。
- Please read the accompanying notes before completing this form.
  Please print in black ink.

公司編號 **Company Number**

2970

1 公司名稱 Company Name

HANG LUNG PROPERTIES LIMITED

(註 Note 5) **2 更改股本結構的詳情**
Details of Change in Share Capital Structure

The Company redeemed 3,400 Convertible Cumulative Preference Shares of HK$7,500 each at a redemption price of HK$766 each.

3 生效日期
Effective Date

日 DD	月 MM	年 YYYY
24	Feb.	2004

For and on behalf of
HANG LUNG PROPERTIES LIMITED
恒隆地產有限公司

....
Secretary

簽署 Signed :

姓名 Name : Robin S.W. Ching
董事 Director／秘書 Secretary *

日期 Date : 24 February, 2004
日 DD / 月 MM / 年 YYYY

**請刪去不適用者 Delete whichever does not apply*

(註 Note 3) **提交人的資料 Presentor's Reference**

姓名 Name: Hang Lung (Secretaries) Limited

地址 Address: 28/F 4 Des Voeux Road C.,
Hong Kong

電話 Tel: 2879-0365 傳真 Fax: 2868-6760

電郵地址 E-mail Address: estherli@hanglung.com

檔號 Reference:

請勿填寫本欄 For Official Use

收件日期 RECEIVED
25 -02- 2004
公司註冊處(行政組)
COMPANIES REGISTRY
(Administration Section)

指明編號 2/2004 (修訂) (2004 年 2 月)
Specification No. 2/2004 (Revision) (Feb. 2004)

FORM 2

CORPORATE SUBSTANTIAL SHAREHOLDER NOTICE

Notice pursuant to s. 324 of Part XV of the Securities and Futures Ordinance (Cap. 571)

Form for use by a corporation giving notice of:

(i) First acquiring an interest in 5% or more of the shares of a listed corporation (i.e. first becoming a substantial shareholder);
(ii) Changes in the percentage level, or nature, of its interest or its short position in such shares; and
(iii) Ceasing to have an interest of 5% in such shares (complete Boxes 1-19 and 27 only)

This Form must be completed in accordance with the directions and instructions in the Notes to Form 2.

RECEIVED 2005 FEB -7 A 10:0? OFFICE OF INTERNATIONAL CORPORATE FINANCE

1. Name of listed corporation Hang Lung Properties Ltd	
2. Stock Code: 101 3. Class of shares: Ordinary Shares	4. Number of issued shares in class 3,038,300,175

5. Name of substantial shareholder The Capital Group Companies, Inc.	8. Business registration number N/A	
	9. Place of Incorporation Delaware, USA	Certificate of Incorporation No. 860206507
6. Registered office 333 South Hope Street, 55th Floor Los Angeles, CA 90071	10. Contact Person Gina Martinez	
	11. Daytime telephone (213) 615-0469	12. E-mail address GRGroup@caproup.com
7. Principal place of business in Hong Kong 2601 One International Finance Centre, No.1 Harbour View Street Hong Kong	13. Exchange on which listed N/A	
****To avoid delay, please send all correspondence to our office at:** **333 South Hope Street, 55th Floor** **Los Angeles, CA 90071, USA**	14. Name of listed parent and exchange on which parent is listed N/A	

15. Date of relevant event

25	02	2004
(day)	(month)	(year)

16. Date when the substantial shareholder became aware of the relevant event/interest in the shares (if later)

(day)	(month)	(year)

17. Details of relevant event

	Relevant event code describing circumstances (see Table 1)	Code describing capacity in which shares were/are held (see Table 2)		Number of shares bought/sold or involved	Currency of transaction	On Exchange		Off Exchange	
		Before relevant event	After relevant event			Highest price per share	Average price per share	Average price per share	Consideration Code (See Table 3)
Long position	104	202	202	N/A	N/A	N/A	N/A		
Short position									

18. Total shares immediately before the relevant event

	Total number of shares	Percentage figure (%)
Long position	359,009,402	13.3798%
Short position		
Lending pool		

19. Total number of shares immediately after the event

	Total number of shares	Percentage figure (%)
Long position	359,009,402	11.8161%
Short position		
Lending pool		

20. Capacity in which interests disclosed in Box 19 are held

Code describing capacity (see Table 2)	Number of shares	
	Long position	Short position
202	359,009,402	

21. Further information in respect of derivative interests

Code describing derivatives (see Table 4)	Number of shares	
	Long position	Short position

22. Further information in relation to interests of corporations controlled by substantial shareholder

Name of controlled corporation	Address and place of incorporation	Name of controlling shareholder	% Control	Direct Interest (Y/N)	Number of Shares	
					Long Position	Short Position
Capital Research and Management Company	333 South Hope Street, 55th Floor, Los Angeles, CA 90071, USA	The Capital Group Companies, Inc.	100%	Y	120,879,000	
Capital Group International, Inc.	333 South Hope Street, 55th Floor, Los Angeles, CA 90071, USA	The Capital Group Companies, Inc.	100%	N	0	
Capital Guardian Trust Company	333 South Hope Street, 55th Floor, Los Angeles, CA 90071, USA	Capital Group International, Inc.	100%	Y	195,072,736	
Capital International, Inc.	11100 Santa Monica Boulevard, 15th Floor, Los Angeles, CA 90025, USA	Capital Group International, Inc.	100%	Y	20,507,900	
Capital International Limited	25 Bedford Street, London WC2E 9HN, UK	Capital Group International, Inc.	100%	Y	6,568,000	
Capital International S.A.	3 Place de Bergues, 1201 Geneva, Switzerland	Capital Group International, Inc.	100%	Y	15,981,766	

23. Further information in relation to interests held by substantial shareholder jointly with another person

Name of joint shareholder	Address	Number of shares	
		Long Position	Short Position
NIL			

24. Further information from a trustee, or beneficiary of a trust, or a founder of a Discretionary Trust

Name of Trust	Address	Status Code (see Table 5)	Number of shares	
			Long Position	Short Position
NIL				

25. Further information from a party to an agreement under Section 317 (Please see Notes for further information)

Name of other parties	Address	Number of shares
NIL		
Total number of shares in which substantial shareholder is interested under section 317 and 318		

26. Details of person(s) in accordance with whose directions the substantial shareholder or its directors are accustomed to act

Names	Address	Relationship Code (see Table 6)	Percentage (%)
NIL			

27. Date of filing this Form 2

27	02	2004
(day)	(month)	(year)

28. Number of continuation sheets 0

29. Number of attachments 0

FORM 2

CORPORATE SUBSTANTIAL SHAREHOLDER NOTICE

Notice pursuant to s. 324 of Part XV of the Securities and Futures Ordinance (Cap. 571)

Form for use by a corporation giving notice of :

(i) First acquiring an interest in 5% or more of the shares of a listed corporation (i.e. first becoming a substantial shareholder);

(ii) Changes in the percentage level, or nature, of its interest or its short position in such shares; and

(iii) Ceasing to have an interest of 5% in such shares (complete Boxes 1 to 19 and 27 only).

This Form must be completed in accordance with the directions and instructions in the Notes to Form 2.

RECEIVED 2005 FEB -7 A 9:

1. Name of listed corporation HANG LUNG PROPERTIES LIMITED	
2. Stock code 101	**4. Number of issued shares in class**
3. Class of shares Ordinary	3,071,980,169

5. Name of substantial shareholder a) Hang Lung Group Limited; b) Prosperland Housing Limited; c) Purotat Limited	**8. Business registration number** a) 01050802-000-09; b) 04937744-000-04; c) 15331355-000-02	
	9. Place of incorporation a) to c) Hong Kong	Certificate of Incorporation No. a) 6206; b) 26329; c) 344098
6. Registered office a) 28th Floor, 4 Des Voeux Road Central, Hong Kong; b) & c) 26th Floor, 4 Des Voeux Road Central, Hong Kong	**10. Contact person** Mr. CHING Sik Wing, Robin	
	11. Daytime tel. No. 28790111	**12. e-mail address** RobinChing@hanglung.com
7. Principal place of business in Hong Kong a) to c) N/A	**13. Exchange on which listed** a) Hong Kong Stock Exchange; b) to c) N/A	
	14. Name of listed parent and exchange on which parent is listed Hang Lung Group Limited / Hong Kong Stock Exchange	

15. Date of relevant event

27	02	2004
(day)	(month)	(year)

16. Date when the substantial shareholder became aware of the relevant event/ interest in the shares (if later)

01	03	2004
(day)	(month)	(year)

17. Details of relevant event

	Relevant event code describing circumstances (see Table 1)	Code describing capacity in which shares were/are held (see Table 2)		Number of shares bought/sold or involved	Currency of transaction	On Exchange		Off Exchange	
		Before relevant event	After relevant event			Highest price per share	Average price per share	Average consideration per share	Consideration Code (see Table 3)
Long position	104	205	205		HKD				- Select -
Short position	- Select -	- Select -	- Select -						

18. Total shares immediately before the relevant event

	Total number of shares	Percentage figure (%)
Long position	1,808,807,570	59.53
Short position		
Lending pool		

19. Total shares immediately after the relevant event

	Total number of shares	Percentage figure (%)
Long position	1,808,807,570	58.88
Short position		
Lending pool		

20. Capacity in which interests disclosed in Box 19 are held

Code describing capacity (see Table 2)	Number of shares	
	Long position	Short position
205	1,808,807,570	
- Select -		
- Select -		
- Select -		
- Select -		

21. Further information in respect of derivative interests

Code describing derivatives (see Table 4)	Number of shares	
	Long position	Short position
- Select -		
- Select -		
- Select -		
- Select -		
- Select -		

22. Further information in relation to interests of corporations controlled by substantial shareholder

Name of controlled corporation	Address and place of incorporation	Name of controlling shareholder	% control	Direct interest (Y/N)	Number of shares	
					Long position	Short Position
	(see attached Continuation Sheet)					

23. Further information in relation to interests held by substantial shareholder jointly with another person

Name of joint shareholder	Address	Number of shares	
		Long position	Short Position
	N/A		

24. Further information from a trustee, or beneficiary of a trust, or a founder of a Discretionary Trust

Name of Trust	Address	Status Code (see Table 5)	Number of shares	
			Long position	Short position
		- Select -		
	N/A	- Select -		
		- Select -		

25. Further information from a party to an agreement under Section 317 (Please see Notes for further information required)

Names of other parties	Address	Number of shares
	N/A	
Total number of shares in which substantial shareholder is interested under section 317 and 318		

26. Details of person(s) in accordance with whose directions the substantial shareholder or its directors are accustomed to act

Names	Address	Relationship Code (see Table 6)	Percentage (%)
		- Select -	
	N/A	- Select -	
		- Select -	

27. Date of filing this Form 2

01	03	2004
(day)	(month)	(year)

28. Number of continuation sheets: 1

29. Number of attachments: 0

Form 2.

Continuation Sheet

22. Further information in relation to interests of corporations controlled by substantial shareholder

Name of controlled corporation	Address and place of incorporation	Name of controlling shareholder	% control	Direct interest (Y/N)	Number of shares	
					Long position	Short position
Prosperland Housing Limited	26th Floor, 4 Des Voeux Road Central, Hong Kong. (Hong Kong)	Hang Lung Group Limited	100.00	Y	1,267,523,511	
Prosperland Housing Limited	26th Floor, 4 Des Voeux Road Central, Hong Kong. (Hong Kong)	Hang Lung Group Limited	100.00	N	85,179	
Curicao Company Limited	26th Floor, 4 Des Voeux Road Central, Hong Kong. (Hong Kong)	Prosperland Housing Limited	100.00	Y	85,179	
Purotat Limited	26th Floor, 4 Des Voeux Road Central, Hong Kong. (Hong Kong)	Hang Lung Group Limited	100.00	Y	354,227,500	
Yee Fly Investment Limited	26th Floor, 4 Des Voeux Road Central, Hong Kong. (Hong Kong)	Hang Lung Group Limited	100.00	Y	163,665	
Yee Fly Investment Limited	26th Floor, 4 Des Voeux Road Central, Hong Kong. (Hong Kong)	Hang Lung Group Limited	100.00	N	120,608,945	
Yee Fly Investment Limited	26th Floor, 4 Des Voeux Road Central, Hong Kong. (Hong Kong)	Hang Lung Group Limited	100.00	N	8,520	
Believecity Limited	26th Floor, 4 Des Voeux Road Central, Hong Kong. (Hong Kong)	Yee Fly Investment Limited	100.00	Y	120,608,945	
Kindstock Limited	26th Floor, 4 Des Voeux Road Central, Hong Kong. (Hong Kong)	Yee Fly Investment Limited	100.00	Y	8,520	
Cokage Limited	26th Floor, 4 Des Voeux Road Central, Hong Kong. (Hong Kong)	Hang Lung Group Limited	100.00	Y	53,893,250	
Atlas Limited	Akara Building, 24 De Castro Street, Wickhams Cay I, Road Town, Tortola, British Virgin Islands. (British Virgin Islands)	Hang Lung Group Limited	100.00	N	12,297,000	
Hang Kong Company Limited	26th Floor, 4 Des Voeux Road Central, Hong Kong. (Hong Kong)	Atlas Limited	100.00	Y	12,297,000	

FORM 2

CORPORATE SUBSTANTIAL SHAREHOLDER NOTICE

Notice pursuant to s. 324 of Part XV of the Securities and Futures Ordinance (Cap. 571)

Form for use by a corporation giving notice of :

(i) First acquiring an interest in 5% or more of the shares of a listed corporation (i.e. first becoming a substantial shareholder);

(ii) Changes in the percentage level, or nature, of its interest or its short position in such shares; and

(iii) Ceasing to have an interest of 5% in such shares (complete Boxes 1 to 19 and 27 only).

This Form must be completed in accordance with the directions and instructions in the Notes to Form 2.

1. Name of listed corporation HANG LUNG PROPERTIES LIMITED	
2. Stock code 101	**4. Number of issued shares in class** 3,071,980,169
3. Class of shares ORDINARY	

5. Name of substantial shareholder COLE LIMITED	**8. Business registration number** N/A	
	9. Place of incorporation ISLE OF MAN	Certificate of Incorporation No. 29074
6. Registered office 33-37 ATHOL STREET, DOUGLAS, ISLE OF MAN	**10. Contact person** HO TUEN YEE	
	11. Daytime tel. No. 2890 6484	**12. e-mail address**
7. Pr al place of business in Hong Kong N/A	**13. Exchange on which listed** N/A	
	14. Name of listed parent and exchange on which parent is listed N/A	

15. Date of relevant event

27	2	2004
(day)	(month)	(year)

16. Date when the substantial shareholder became aware of the relevant event/ interest in the shares (if later)

N/A		
(day)	(month)	(year)

17. Details of relevant event

	Relevant event code describing circumstances (see Table 1)	Code describing capacity in which shares were/are held (see Table 2) Before relevant event	After relevant event	Number of shares bought/sold or involved	Currency of transaction	On Exchange: Highest price per share	On Exchange: Average price per share	Off Exchange: Average consideration per share	Off Exchange: Consideration Code (see Table 3)
Long position	- Select - 104	- Select - N/A	- Select - N/A	N/A	HKD N/A	N/A	N/A	N/A	- Select - N/A
Short position	- Select - N/A	- Select -	- Select -						

18. Total shares immediately before the relevant event

	Total number of shares	Percentage figure (%)
Long position	1,837,140,670	60.47
Short position	N/A	
Lending pool	N/A	

19. Total shares immediately after the relevant event

	Total number of shares	Percentage figure (%)
Long position	1,837,140,670	59.80
Short position	N/A	
Lending pool	N/A	

20. Capacity in which interests disclosed in Box 19 are held

Code describing capacity (see Table 2)	Number of shares: Long position	Short position
- Select - 207	1,837,140,670	N/A
- Select -		
- Select -		
- Select -		
- Select -		

21. Further information in respect of derivative interests

Code describing derivatives (see Table 4)	Number of shares: Long position	Short position
- Select - N/A		
- Select -		
- Select -		
- Select -		
- Select -		

22. Further information in relation to interests of corporations controlled by substantial shareholder

Name of controlled corporation	Address and place of incorporation	Name of controlling shareholder	% control	Direct interest (Y/N)	Number of shares	
					Long position	Short Position
KINGSWICK INVESTMENT LIMITED	PASEA ESTATE, ROAD TOWN, TORTOLA, BRITISH VIRGIN ISLANDS (BRITISH VIRGIN ISLANDS)	COLE LIMITED	100.00	Y	28,333,100	N/A
KINGSWICK INVESTMENT LIMITED	PASEA ESTATE, ROAD TOWN, TORTOLA, BRITISH VIRGIN ISLANDS (BRITISH VIRGIN ISLANDS)	COLE LIMITED	100.00	N	1,808,807,570	N/A
FARBASE INVESTMENT LIMITED	PASEA ESTATE, ROAD TOWN, TORTOLA, BRITISH VIRGIN ISLANDS (BRITISH VIRGIN ISLANDS)	COLE LIMITED	100.00	N	1,808,807,570	N/A
MAGENTA HOLDINGS LIMITED	P.O. BOX 71, CRAIGMUIR CHAMBERS, ROAD TOWN, TORTOLA, BRITISH VIRGIN ISLANDS (BRITISH VIRGIN ISLANDS)	COLE LIMITED	100.00	N	1,808,807,570	N/A
BOLAND ENTERPRISES LIMITED	PASEA ESTATE, ROAD TOWN, TORTOLA, BRITISH VIRGIN ISLANDS (BRITISH VIRGIN ISLANDS)	MAGENTA HOLDINGS LIMITED	100.00	N	1,808,807,570	N/A
HANG LUNG GROUP LIMITED	28TH FLOOR, 4 DES VOEUX ROAD CENTRAL, HONG KONG (HONG KONG)	COLE LIMITED	37.18	N	1,808,807,570	N/A
PROSPERLAND HOUSING LIMITED	26TH FLOOR, 4 DES VOEUX ROAD CENTRAL, HONG KONG (HONG KONG)	HANG LUNG GROUP LIMITED	100.00	Y	1,267,523,511	N/A
PROSPERLAND HOUSING LIMITED	26TH FLOOR, 4 DES VOEUX ROAD CENTRAL, HONG KONG (HONG KONG)	HANG LUNG GROUP LIMITED	100.00	N	85,179	N/A

23. Further information in relation to interests held by substantial shareholder jointly with another person

Name of joint shareholder	Address	Number of shares	
		Long position	Short Position
N/A			

24. Further information from a trustee, or beneficiary of a trust, or a founder of a Discretionary Trust

Name of Trust	Address	Status Code (see Table 5)	Number of shares	
			Long position	Short position
(PRIVATE)	(PRIVATE)	- Select - 501	1,837,140,670 IN TOTAL	N/A
		- Select -		
		- Select -		

25. Further information from a party to an agreement under Section 317 (Please see Notes for further information required)

Nam other parties	Address	Number of shares
N/A		
Total number of shares in which substantial shareholder is interested under section 317 and 318		

26. Details of person(s) in accordance with whose directions the substantial shareholder or its directors are accustomed to act

Names	Address	Relationship Code (see Table 6)	Percentage (%)
N/A		- Select -	
		- Select -	
		- Select -	

27. Date of filing this Form 2

2	3	2004
(day)	(month)	(year)

28. Number of continuation sheets: 1

29. Number of attachments:

Form 2.

22. **Further information in relation to interests of corporations controlled by substantial shareholder**

Name of controlled corporation	Address and place of incorporation	Name of controlling shareholder	% control	Direct interest (Y/N)	Number of shares	
					Long position	Short Position
CURICAO COMPANY LIMITED	26TH FLOOR, 4 DES VOEUX ROAD CENTRAL, HONG KONG (HONG KONG)	PROSPERLAND HOUSING LIMITED	100.00	Y	85,179	N/A
PUROTAT LIMITED	26TH FLOOR, 4 DES VOEUX ROAD CENTRAL, HONG KONG (HONG KONG)	HANG LUNG GROUP LIMITED	100.00	Y	354,227,500	N/A
YEE FLY INVESTMENT LIMITED	26TH FLOOR, 4 DES VOEUX ROAD CENTRAL, HONG KONG (HONG KONG)	HANG LUNG GROUP LIMITED	100.00	Y	163,665	N/A
YEE FLY INVESTMENT LIMITED	26TH FLOOR, 4 DES VOEUX ROAD CENTRAL, HONG KONG (HONG KONG)	HANG LUNG GROUP LIMITED	100.00	N	120,608,945	N/A
YEE FLY INVESTMENT LIMITED	26TH FLOOR, 4 DES VOEUX ROAD CENTRAL, HONG KONG (HONG KONG)	HANG LUNG GROUP LIMITED	100.00	N	8,520	N/A
3ELIEVECITY LIMITED	26TH FLOOR, 4 DES VOEUX ROAD CENTRAL, HONG KONG (HONG KONG)	YEE FLY INVESTMENT LIMITED	100.00	Y	120,608,945	N/A
KINDSTOCK LIMITED	26TH FLOOR, 4 DES VOEUX ROAD CENTRAL, HONG KONG (HONG KONG)	YEE FLY INVESTMENT LIMITED	100.00	Y	8,520	N/A
COKAGE LIMITED	26TH FLOOR, 4 DES VOEUX ROAD CENTRAL, HONG KONG (HONG KONG)	HANG LUNG GROUP LIMITED	100.00	Y	53,893,250	N/A
ATLAS LIMITED	AKARA BUILDING, 24 DE CASTRO STREET, WICKHAMS CAY I, ROAD TOWN, TORTOLA, BRITISH VIRGIN ISLANDS (BRITISH VIRGIN ISLANDS)	HANG LUNG GROUP LIMITED	100.00	N	12,297,000	N/A
HANG KONG COMPANY LIMITED	26TH FLOOR, 4 DES VOEUX ROAD CENTRAL, HONG KONG (HONG KONG)	ATLAS LIMITED	100.00	Y	12,297,000	N/A

FORM 1

INDIVIDUAL SUBSTANTIAL SHAREHOLDER NOTICE

Notice pursuant to s. 324 of Part XV of the Securities and Futures Ordinance (Cap. 571)

Form for use by an individual giving notice of :

(i) First acquiring an interest in 5% or more of the shares of a listed corporation (i.e. first becoming a substantial shareholder);
(ii) Changes in the percentage level, or nature, of his interest or his short position in such shares; and
(iii) Ceasing to have an interest in 5% of such shares (complete Boxes 1 to 16 and 24 only)

This Form must be completed in accordance with the directions and instructions in the Notes to Form 1.

1. Name of listed corporations HANG LUNG PROPERTIES LIMITED		
2. Stock code	101	**4. Number of issued shares in class** 3,071,980,169
3. Class of shares	ORDINARY	

5. Name of substantial shareholder (English) as printed on HKID/Passport CHAN TAN (Surname)	CHING FEN (Other names)	**8. Name of substantial shareholder (Chinese)** 陳譚慶芬
6. HKID/~~Passport No.~~ A056619(8)	**Country of issue of Passport** N/A	**9. Chinese Character Code** 7115 6223 1987 5358
7. Address of substantial shareholder A5, 14 MT. KELLETT ROAD, THE PEAK, HONG KONG		**10. Daytime tel. No.** 2576 6800
		11. e-mail address

12. Date of relevant event

27	2	2004
(day)	(month)	(year)

13. Date when the substantial shareholder became aware of the relevant event/ interest in the shares (if later)

N/A		
(day)	(month)	(year)

14. Details of relevant event

	Relevant event code describing circumstances (see Table 1)	Code describing capacity in which shares were/are held (see Table 2) Before relevant event	After relevant event	Number of shares bought/sold or involved	Currency of transaction	On Exchange Highest price per share	On Exchange Average price per share	Off Exchange Average consideration per share	Off Exchange Consideration Code (see Table 3)
Long position	104	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
Short position	N/A								

15. Total shares immediately before the relevant event

	Total number of shares	Percentage figure (%)
Long position	1,837,140,670	60.47
Short position	N/A	
Lending pool	N/A	

16. Total shares immediately after the relevant event

	Total number of shares	Percentage figure (%)
Long position	1,837,140,670	59.80
Short position	N/A	
Lending pool	N/A	

17. Capacity in which interests disclosed in Box 16 are held

Code describing capacity (see Table 2)	Number of shares Long position	Short position
209	1,837,140,670	N/A

18. Further information in respect of derivative interests

Code describing derivatives (see Table 4)	Number of shares Long position	Short position
N/A		

19. Further information in relation to interests of children under 18 and/or spouse

Name of child/spouse	Address	Number of shares Long position	Short position
N/A			

20. Further information in relation to interests of corporations controlled by substantial shareholder

Name of controlled corporation	Address and place of incorporation	Name of controlling shareholder	% control	Direct interest (Y/N)	Number of shares	
					Long position	Short position
N/A						

21. Further information in relation to interests held by substantial shareholder jointly with another person

Name of joint shareholder	Address	Number of shares	
		Long position	Short position
N/A			

22. Further information from a trustee, or beneficiary of a trust, or a person who has set up a Discretionary Trust

Name of Trust	Address	Status Code (see Table 5)	Number of shares	
			Long position	Short position
(PRIVATE)	(PRIVATE)	503	1,837,140,670 IN TOTAL	N/A

23. Further information from a party to an agreement under Section 317 *(Please see Notes for further information required)*

~~nes of other parties	Address	Number of shares
N/A		
Total number of shares in which substantial shareholder is interested under section 317 and 318		

24. Date of filing this Form 1

2	3	2004
(day)	(month)	(year)

25. Number of continuation sheets

26. Number of attachments

Form 1.

FORM I

Monthly Return on Movement of Listed Equity Securities
For the month ended 29 February 2004

To : E-Business & Information Services of The Stock Exchange of Hong Kong Limited

From : Hang Lung Properties Limited
(Name of Company)
Joe K F Poon – Vice President
Computershare Hong Kong Investor Services Limited - Share Registrars Tel No.: 2862 8522
(Name of Responsible Official)

Date : 5 March 2004

(A) Information on Types of Listed Equity Securities:
(please tick wherever applicable)

√ 1. Ordinary shares 2. Preference shares

√ 3. Other classes of shares; please specify: Convertible Cumulative Preference Shares

4. Warrants; please specify: ____________

(B) Movement in Authorised Share Capital:

	No. of Ordinary Shares/ Preference Shares/ Other Classes of Shares	Par Value (HK$)	Authorised Share Capital (HK$)
Balance at close of preceding month:	4,500,000,000 200,000	HK$1.00 HK$7,500.00	HK$4,500,000,000 1,500,000,000
Increase/(Decrease): (AGM approval date:)	N/A	N/A	N/A
Balance at close of the month:	4,500,000,000 200,000	HK$1.00 HK$7,500.00	HK$4,500,000,000 1,500,000,000
			HK$6,000,000,000

(C) Movement in Issued Share Capital:

	No. of Ordinary Shares	No. of Preference Shares	No. of Other Classes of Shares
Balance at close of preceding month:	2,909,318,804	102,285	
Increase/(Decrease) during the month:	162,661,365	(18,135)	
Balance at close of the month:	3,071,980,169	84,150	

...1/2

(D) Details of Movement:

*please delete and insert 'N/A' wherever inapplicable

TYPE OF SECURITIES	SECURITIES IN ISSUE AT CLOSE OF PRECEDING MONTH	MOVEMENT DURING THE MONTH			SECURITIES IN ISSUE AT CLOSE OF THE MONTH	NO. OF NEW SHARES ARISING THEREFROM
SHARE OPTIONS* Type	No. of Options	Granted	Exercised	Cancelled	No. of Options	
1. ________ *Exercise price: HK$* ________ 2. ________ *Exercise price: HK$* ________						
WARRANTS* Date of Expiry	Nominal Value (HK$)	Exercised (HK$)			Nominal Value (HK$)	
1. ________ *Subscription price: HK$* ________ 2. ________ *Subscription price: HK$* ________						
CONVERTIBLES* Class	Units	Converted (Units)			Units	
Preference shares *Convertible price: HK$* 10.10	102,285	18,135			84,150	
OTHER ISSUES OF SHARES*						
Rights Issue	Price:	Issue and Allotment Date:				
Placing	Price:	Issue and Allotment Date:				
Bonus Issue		Issue and Allotment Date:				
Scrip Dividend		Issue and Allotment Date:				
Repurchase of Share		Cancellation Date:				
Redemption of Share		Redemption Date:				
Consideration Issue	Price:	Issue and Allotment Date:				
Others: Conversion * (please specify)	Price:	Issue and Allotment Date: February 2004				162,661,365

Total no. of ordinary shares/preference shares/other classes of shares increased/(decreased) during the month: **162,661,365**

Remarks: *** Conversion of (1) Convertible Preference Shares; and (2) Convertible Bonds**

For and on behalf of
COMPUTERSHARE HONG KONG INVESTOR SERVICES LIMITED
Registrars

Authorised Signatory

Name: Joe K F Poon
Title: Vice President - Client Services

Note:
All information contained in this form may be reproduced and provided to other information vendors or users of market data at the sole discretion of the Stock Exchange without prior notification to the company/issuer.

AC

FORM 2

CORPORATE SUBSTANTIAL SHAREHOLDER NOTICE

Notice pursuant to s. 324 of Part XV of the Securities and Futures Ordinance (Cap. 571)

Form for use by a corporation giving notice of:

- *(i) First acquiring an interest in 5% or more of the shares of a listed corporation (i.e. first becoming a substantial shareholder);*
- *(ii) Changes in the percentage level, or nature, of its interest or its short position in such shares; and*
- *(iii) Ceasing to have an interest of 5% in such shares (complete Boxes 1-19 and 27 only)*

This Form must be completed in accordance with the directions and instructions in the Notes to Form 2.

1. Name of listed corporation Hang Lung Properties Ltd	
2. Stock Code: 101	**4. Number of issued shares in class** 3,038,300,175
3. Class of shares: Ordinary Shares	

5. Name of substantial shareholder The Capital Group Companies, Inc.	**8. Business registration number** N/A	
	9. Place of incorporation Delaware, USA	**Certificate of Incorporation No.** 860206507
6. Registered office 333 South Hope Street, 55th Floor Los Angeles, CA 90071	**10. Contact Person** Greg Dickinson	
	11. Daytime telephone (213) 615-0469	**12. E-mail address** GRGroup@caproup.com
7. Principal place of business in Hong Kong 2601 One International Finance Centre, No.1 Harbour View Street Hong Kong ****To avoid delay, please send all correspondence to our office at:** **333 South Hope Street, 55th Floor** **Los Angeles, CA 90071, USA**	**13. Exchange on which listed** N/A **14. Name of listed parent and exchange on which parent is listed** N/A	

15. Date of relevant event

25	02	2004
(day)	(month)	(year)

16. Date when the substantial shareholder became aware of the relevant event/interest in the shares (if later)

(day)	(month)	(year)

17.Details of relevant event

	Relevant event code describing circumstances (see Table 1)	Code describing capacity in which shares were/are held (see Table 2)		Number of shares bought/sold or involved	Currency of transaction	On Exchange		Off Exchange	
		Before relevant event	After relevant event			Highest price per share	Average price per share	Average price per share	Consideration Code (See Table 3)
Long position	104	202	202	N/A	HKD	N/A	N/A		
Short position									

18. Total shares immediately before the relevant event

	Total number of shares	Percentage figure (%)
Long position	386,588,470	11.8161%
Short position		
Lending pool		

19. Total number of shares immediately after the event

	Total number of shares	Percentage figure (%)
Long position	386,588,470	12.7238%
Short position		
Lending pool		

20. Capacity in which Interests disclosed in Box 19 are held

Code describing capacity (see Table 2)	Number of shares	
	Long position	Short position
202	386,588,470	

21. Further information in respect of derivative interests

Code describing derivatives (see Table 4)	Number of shares	
	Long position	Short position

22. Further information in relation to interests of corporations controlled by substantial shareholder

Name of controlled corporation	Address and place of incorporation	Name of controlling shareholder	% Control	Direct Interest (Y/N)	Number of Shares	
					Long Position	Short Position
Capital Research and Management Company	333 South Hope Street, 55th Floor, Los Angeles, CA 90071, USA	The Capital Group Companies, Inc.	100%	Y	148,455,000	
Capital Group International, Inc.	333 South Hope Street, 55th Floor, Los Angeles, CA 90071, USA	The Capital Group Companies, Inc.	100%	N	0	
Capital Guardian Trust Company	333 South Hope Street, 55th Floor, Los Angeles, CA 90071, USA	Capital Group International, Inc.	100%	Y	195,072,740	
Capital International, Inc.	11100 Santa Monica Boulevard, 15th Floor, Los Angeles, CA 90025, USA	Capital Group International, Inc.	100%	Y	20,507,900	
Capital International Limited	25 Bedford Street, London WC2E 9HN, UK	Capital Group International, Inc.	100%	Y	6,568,000	
Capital International S.A.	3 Place de Bergues, 1201 Geneva, Switzerland	Capital Group International, Inc.	100%	Y	15,984,830	

23. Further information in relation to interests held by substantial shareholder jointly with another person

Name of joint shareholder	Address	Number of shares	
		Long Position	Short Position
NIL			

24. Further information from a trustee, or beneficiary of a trust, or a founder of a Discretionary Trust

Name of Trust	Address	Status Code (see Table-5)	Number of shares	
			Long Position	Short Position
NIL				

25. Further information from a party to an agreement under Section 317 (Please see Notes for further information)

Name of other parties	Address	Number of shares
NIL		
Total number of shares in which substantial shareholder is interested under section 317 and 318		

26. Details of person(s) in accordance with whose directions the substantial shareholder or its directors are accustomed to act

Names	Address	Relationship Code (see Table 6)	Percentage (%)
NIL			

27. Date of filing this Form 2

10	03	2004
(day)	(month)	(year)

28. Number of continuation sheets 0

29. Number of attachments 0

FORM 2

CORPORATE SUBSTANTIAL SHAREHOLDER NOTICE

Notice pursuant to s. 324 of Part XV of the Securities and Futures Ordinance (Cap. 571)

Form for use by a corporation giving notice of :

(i) First acquiring an interest in 5% or more of the shares of a listed corporation (i.e. first becoming a substantial shareholder);

(ii) Changes in the percentage level, or nature, of its interest or its short position in such shares; and

(iii) Ceasing to have an interest of 5% in such shares (complete Boxes 1 to 19 and 27 only).

This Form must be completed in accordance with the directions and instructions in the Notes to Form 2.

1. Name of listed corporation
Hang Lung Properties Limited

2. Stock code 101

3. Class of shares Ordinary

4. Number of issued shares in class
3,118,097,494

5. Name of substantial shareholder
(a) HSBC Holdings plc (b) HSBC Bank plc (c) HSBC Finance (Netherlands)
(d) HSBC Holdings BV (e) HSBC Asia Holdings (UK) (f) HSBC Asia Holdings BV
(g) The Hongkong and Shanghai Banking Corporation Limited
(h) HSBC Investment Bank Asia Holdings Limited
(i) HSBC Broking Services (Asia) Limited
(j) Hang Seng Bank Limited
(k) The Bank of Bermuda Limited

8. Business registration number
(a) 13937424-000-09-02-A (b) 31568815-000-02-01-4 (c -f) N/A
(g) 00173611-000-01-03-8 (h) 07443526-000-09-02-1
(i) 07841035-000-05-00-8 (j) 00149472-000-01-03-1 (k) 04309965-000-11-03-6

9. Place of incorporation
(a - c, e) England (d, f) The Netherlands
(g - j) Hong Kong (k) Bermuda

Certificate of Incorporation No.
(a) 617987 (b) 14259 (c) 2815114
(d) BV194640 (e) 4308091 (f) 607170
(g) 283876 (h) 102804 (i) 112355 (j) 3653(P)
(k) LC02109

6. Registered office
(a - e) 8 Canada Square, London E14 5HQ, United Kingdom
(f) Karspeldreef 6h, 1101 CJ Amsterdam ZO, The Netherlands
(g, h) 1 Queen's Road Central, Hong Kong
(i) 3rd Floor, Hutchison House, 10 Harcourt Road, Hong Kong
(j) 83 Des Voeux Road Central, Hong Kong
(k) 6 Front Street, Hamilton HM 11, Bermuda

10. Contact person
Esther W L Fung

11. Daytime tel. No.
28221168

12. e-mail address
estherfung@hsbc.com.hk

7. Principal place of business in Hong Kong
(a, b, g, h) 1 Queen's Road Central, Hong Kong (c - f) N/A
(i) 3rd Floor, Hutchison House, 10 Harcourt Road, Hong Kong
(j) 83 Des Voeux Road Central, Hong Kong
(k) 39th Floor, Edinburgh Tower, The Landmark, 15 Queen's Road Central, Hong Kong

13. Exchange on which listed
(a) London, Hong Kong, Bermuda, Paris, New York (b - i, k) N/A (j) Hong Kong

14. Name of listed parent and exchange on which parent is listed
(b - k) HSBC Holdings plc, Hong Kong and London Stock Exchanges

15. Date of relevant event

8	3	2004
(day)	(month)	(year)

16. Date when the substantial shareholder became aware of the relevant event/ interest in the shares (if later)

10	3	2004
(day)	(month)	(year)

17. Details of relevant event

	Relevant event code describing circumstances (see Table 1)		Code describing capacity in which shares were/are held (see Table 2)		Number of shares bought/sold or involved	Currency of transaction		On Exchange				Off Exchange			
			Before relevant event	After relevant event				Highest price per share		Average price per share		Average consideration per share		Consideration Code (see Table 3)	
Long position	(a - f)	115				(a -k)	N/A	(a -k)	0	(a -k)	0	(a -k)	0	(a -k)	N/A
	(g)	106	201	214	131,000										
	(h - k)	115													
Short position															

18. Total shares immediately before the relevant event

		Total number of shares	Percentage figure (%)
Long position	(a)	196,232,505	6.75
	(b)	0	0.00
	(c - g)	196,232,505	6.75
	(h)	46,459,000	1.60
	(i)	18,924,500	0.65
	(j)	5	0.00
	(k)	82,000	0.00
Short position			
Lending pool			

19. Total shares immediately after the relevant event

		Total number of shares	Percentage figure (%)
Long position	(a)	196,363,505	6.30
	(b)	0	0.00
	(c - f)	196,363,505	6.30
	(g)	196,281,505	6.30
	(h)	46,459,000	1.49
	(i)	18,924,500	0.61
	(j)	5	0.00
	(k)	82,000	0.00
Short position			
Lending pool			

20. Capacity in which interests disclosed in Box 19 are held

Code describing capacity (see Table 2)		Number of shares	
		Long position	Short position
(a)	205	196,363,505	
(b)		N/A	
(c - f)	205	196,363,505	
(g)	201	130,767,000	
	214	131,000	
	205	65,383,505	
(h)	201	46,459,000	
(i)	201	18,924,500	
(j)	201	5	
(k)	201	82,000	

21. Further information in respect of derivative interests

Code describing derivatives (see Table 4)	Number of shares	
	Long position	Short position
	N/A	

22. Further information in relation to interests of corporations controlled by substantial shareholder

Name of controlled corporation	Address and place of incorporation	Name of controlling shareholder	% control	Direct interest (Y/N)	Number of shares	
					Long position	Short Position
HSBC Bank plc	8 Canada Square, London E14 5HQ, United Kingdom (England)	HSBC Holdings plc	100.00	Y	0	
HSBC Finance (Netherlands)	8 Canada Square, London E14 5HQ, United Kingdom (England)	HSBC Holdings plc	100.00	N	196,363,505	
HSBC Holdings BV	8 Canada Square, London E14 5HQ, United Kingdom (The Netherlands)	HSBC Finance (Netherlands)	100.00	N	196,363,505	
HSBC Asia Holdings (UK)	8 Canada Square, London E14 5HQ, United Kingdom (England)	HSBC Holdings BV	100.00	N	196,363,505	
HSBC Asia Holdings BV	Karspeldreef 6h, 1101 CJ Amsterdam ZO, The Netherlands (The Netherlands)	HSBC Asia Holdings (UK)	100.00	N	196,363,505	
The Bank of Bermuda Limited	6 Front Street, Hamilton HM 11, Bermuda (Bermuda)	HSBC Asia Holdings BV	100.00	Y	82,000	
The Hongkong and Shanghai Banking Corporation Limited	1 Queen's Road Central, Hong Kong (Hong Kong)	HSBC Asia Holdings BV	100.00	Y	130,898,000	
The Hongkong and Shanghai Banking Corporation Limited	1 Queen's Road Central, Hong Kong (Hong Kong)	HSBC Asia Holdings BV	100.00	N	65,383,505	

23. Further information in relation to interests held by subs[illegible]tial shareholder jointly with another person

Name of joint shareholder	Address	Number of shares	
		Long position	Short Position
	N/A		

24. Further information from a trustee, or beneficiary of a trust, or a founder of a Discretionary Trust

Name of Trust	Address	Status Code (see Table 5)	Number of shares	
			Long position	Short position
	N/A			

25. Further information from a party to an agreement under Section 317 (Please see Notes for further information required)

Names of other parties	Address	Number of shares
	N/A	
Total number of shares in which substantial shareholder is interested under section 317 and 318		

26. Details of person(s) in accordance with whose directior 'he substantial shareholder or its directors are accustome ' 'o act

Names	Address	Relationship Code (see Table 6)	Percentage (%)
	N/A		

27. Date of filing this Form 2

12	3	2004
(day)	(month)	(year)

28. Number of continuation sheets: 1

29. Number of attachments:

Form 2.

Continuation Sheet

22. Further information in relation to interests of corporations controlled by substantial shareholder

Name of controlled corporation	Address and place of incorporation	Name of controlling shareholder	% control	Direct interest (Y/N)	Number of shares	
					Long position	Short Position
HSBC Investment Bank Asia Holdings Limited	1 Queen's Road Central, Hong Kong (Hong Kong)	The Hongkong and Shanghai Banking Corporation Limited	100.00	Y	46,459,000	
HSBC Broking Services (Asia) Limited	3rd Floor, Hutchison House, 10 Harcourt Road, Hong Kong (Hong Kong)	The Hongkong and Shanghai Banking Corporation Limited	100.00	Y	18,924,500	
Hang Seng Bank Limited	83 Des Voeux Road Central, Hong Kong (Hong Kong)	The Hongkong and Shanghai Banking Corporation Limited	62.14	Y	5	

Our Ref: SO-112-2004/HLPL

2nd March, 2004

E-Business & Information Services,
Hong Kong Exchange and Clearing Limited,
11/F, One International Finance Centre,
1 Harbour View Street,
Central,
Hong Kong.

Dear Sirs,

Re: Hang Lung Properties Limited
Publication of financial information
for the interim period ended 31st December, 2003
required by paragraph 46(8) of Appendix 16
of the Main Board Listing Rules

We hereby submit to you the enclosed CD-ROM of the above document for publication on the HKEx website. The document does not require clearance by the Exchange under the Main Board Listing Rules. The document may be published immediately upon receipt.

Should you have any query, please contact Ms. Esther Li on telephone no. 2879-0365.

Yours faithfully,
For and on behalf of
HANG LUNG PROPERTIES LIMITED

Robin Ching
Secretary

Encl.

c.c. Listing Division, SEHKL

COPY

Interim Report 2003

Hang Lung Properties Limited

00101

Image of Title

Text of Title

Cover Image

Management Discussion and Analysis	F101.pdf
Purchase, Sale or Redemption of Listed Securities	F102.pdf
Corporate Governance	F103.pdf
Condensed Consolidated Income Statement	F104.pdf
Condensed Consolidated Balance Sheet	F105.pdf
Condensed Consolidated Statement of Changes in Equity	F106.pdf
Condensed Consolidated Cash Flow Statement	F107.pdf
Notes	F108.pdf

File name: 00101F1.xls

OVERVIEW

The Group has performed satisfactorily for the first half of this financial year, despite the difficult period faced in the wake of the SARS outbreak in early 2003. Net profit attributable to ordinary shareholders stood at HK$526.9 million. This represents a 1% increase over the same period last year, mainly due to substantial growth in rental income from our Shanghai properties which offset the decrease in property sales. Turnover increased 4% to HK$1,118 million for the six months ended 31 December 2003.

Finance costs, after capitalizing project interest expenses, remain at similar level to last year.

The Board of Directors has declared an interim dividend of 11 cents per ordinary share, to be paid on 23 April 2004 to shareholders registered as of 15 March 2004. This interim payout is the same as that of last year. The Register of Members will be closed from 15 March 2004 to 17 March 2004, both days inclusive, and no transfer of shares will be effected during that period. In order to qualify for the interim dividend, all transfers, accompanied by the relevant share certificates, must be lodged with the Company's Registrars, Computershare Hong Kong Investor Services Limited, not later than 4:00 p.m. on 12 March 2004.

PROPERTY DEVELOPMENT AND SALES

Hong Kong

The Group's projects, including The HarbourSide at the Airport Railway Kowloon Station, Carmel-on-the-Hill at Ho Man Tin, AquaMarine and The Long Beach, both of which are situated at West Kowloon, are progressing well. The sales programme for The HarbourSide commenced in late February of 2004, while Carmel-on-the-Hill, which received its occupation permit in October 2003, is expected to be launched for sale during the second quarter of 2004. Occupation permits for The HarbourSide and AquaMarine were also issued during the period under review.

Shanghai

The foundations for Office Tower 2 of Plaza 66 at Nan Jing Xi Lu have been completed. Superstructure work will start as soon as a permit for commencement of construction is granted.

PROPERTY LEASING

Pre-tax profit on property leasing during the first half of this financial year increased 11% to HK$782.7 million as rental income and profit from the Group's two Shanghai projects – Plaza 66 and The Grand Gateway – rose considerably.

By the end of the period under review, 2 units (2002: 5 units) of the four-bedroom units in Garden Terrace were sold, leaving only 3 units unsold.

Hong Kong

The highlight of the first half of the financial year is the successful rental of luxurious units at The Summit on Stubbs Road and the commercial complex/offices at Grand Tower in Mongkok. The second half of the year will see further rental income growth as the renewal of our existing tenancies will attain much higher rates in view of improvements in consumer sentiment and increasing tourist arrivals from the Mainland. Occupancy rates for retail and office properties stood at 95% and 90% respectively as of 31 December 2003. Leasing progress on the Group's office properties and serviced apartments continues to improve.

Shanghai

Our two Shanghai developments – Plaza 66 and The Grand Gateway – continue to propel the Group to higher profit levels. Occupancy rates for retail and office spaces reached 100% during the year under review.

FINANCE

At 31 December 2003, the Group's consolidated net bank borrowings (after deducting cash and bank deposits) totaled HK$7,828.6 million compared to HK$6,833 million at 30 June 2003. The increase was mainly due to capital expenditure on the Group's property development projects.

Since January 2004, HK$1,041.2 million (or 30.18%) in convertible bonds have been converted into equity. This represents an increase of 3.83% of the issued ordinary share capital. Market capitalization has also grown to HK$35.3 billion at 17 February 2004.

OUTLOOK

Following the recovery of Hong Kong property market over the past six months, we are ready to launch our four completed property projects with prospects of good profit margins and considerable return. We have also implemented new cost control and corporate streamlining measures to ensure the Group operates in a cost efficient and effective manner. Importantly, the recent conversion by the bond holders of convertible bonds into company equity is a clear indication that investors regard the Group as a good investment and commercial prospect.

PURCHASE, SALE OR REDEMPTION OF LISTED SECURITIES

During the accounting period, there was no purchase, sale or redemption by the Company or any of its subsidiaries of the Company's listed securities.

Corporate Governance

The Company is committed to a high standard of corporate governance. During the six months period ended 31 December 2003, the principles of corporate governance adopted by the Company were in line with the corporate governance statement set out in our 2002/03 Annual Report which included, inter alia, the Board and the Executive Committee, Nomination and Remuneration Committee, systems of internal control and financial reporting, and code of conduct for employees of the Company.

AUDIT COMMITTEE

The Audit Committee comprises three independent non-executive directors. It has reviewed this interim report, including the unaudited interim financial statements for the six months ended 31 December 2003 which were not required to be audited, and has recommended their adoption by the Board.

COMPLIANCE WITH THE CODE OF BEST PRACTICE

None of the directors is aware of information that would reasonably indicate that the Company is not, or was not for any part of the accounting period, in compliance with the Code of Best Practice as set out in Appendix 14 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

Condensed Consolidated Income Statement

For the six months ended 31 December 2003 (Unaudited)

	Note	2003 HK$Million	2002 HK$Million (restated)
Turnover	2	1,118.0	1,074.0
Other income		80.1	48.3
Direct costs and operating expenses		(328.0)	(331.9)
Administrative expenses		(43.1)	(42.4)
Profit from operations before finance costs		827.0	748.0
Finance costs	3	(135.3)	(138.4)
Operating profit	3	691.7	609.6
Share of results of jointly controlled entities		12.1	36.5
Profit before taxation	2(a)	703.8	646.1
Taxation	4(a)	(119.6)	(81.4)
Profit after taxation		584.2	564.7
Minority interests		(33.2)	(17.8)
		551.0	546.9
Preference dividend	5	(24.1)	(24.1)
Net profit attributable to ordinary shareholders		526.9	522.8
Interim dividend at 11¢ (2002:11¢) per ordinary share		331.9	317.8
Earnings per ordinary share	6		
Basic		18.2¢	18.1¢
Diluted		17.9¢	17.8¢

The annexed notes form part of the interim financial statements.

Condensed Consolidated Balance Sheet

At 31 December 2003 (Unaudited)

	Note	31/12/2003 HK$Million	30/6/2003 HK$Million (restated)
ASSETS			
Non-current assets			
Fixed assets		28,437.5	28,431.0
Interest in jointly controlled entities		357.9	362.0
Loans and investments		10.5	16.9
		28,805.9	28,809.9
Current assets			
Inventories		11,934.6	10,774.8
Trade and other receivables	7	173.8	174.4
Cash and deposits with banks		1,105.4	1,103.8
		13,213.8	12,053.0
Current liabilities			
Bank loans and overdrafts		—	600.8
Trade and other payables	8	1,823.8	1,619.5
Floating rate notes - due within one year		540.0	—
Taxation	4(b)	188.8	346.1
Preference dividend payable		6.0	30.2
		2,558.6	2,596.6
Net current assets		10,655.2	9,456.4
Total assets less current liabilities		39,461.1	38,266.3

	Note	31/12/2003 HK$Million	30/6/2003 HK$Million (restated)
Non-current liabilities			
Bank loans		8,934.0	7,336.0
Convertible bonds		3,424.9	3,414.1
Deferred taxation		441.4	396.3
Other long term liabilities		736.1	1,302.0
		13,536.4	12,448.4
Minority interests		1,693.1	1,269.7
NET ASSETS		24,231.6	24,548.2
CAPITAL AND RESERVES			
Share capital		3,732.6	3,732.6
Reserves	9	20,499.0	20,815.6
Shareholders' funds		24,231.6	24,548.2

The annexed notes form part of the interim financial statements.

Condensed Consolidated Statement of Changes in Equity

For the six months ended 31 December 2003 (Unaudited)

	2003 HK$Million	2002 HK$Million (restated)
Total equity at 1 July		
As previously reported	24,839.2	26,112.4
Prior period adjustments arising from changes in accounting policies for deferred tax (Note 1)	(291.0)	(111.0)
As restated	24,548.2	26,001.4
Capital reserves realised on property disposal	(5.6)	(25.2)
Exchange difference	—	0.6
Net losses not recognised in the consolidated income statement	(5.6)	(24.6)
Net profit for the period (2002: previously reported HK$546.6 million, now restated)	526.9	522.8
Final ordinary dividend in respect of previous year	(837.9)	(837.9)
Total equity at 31 December	24,231.6	25,661.7

The annexed notes form part of the interim financial statements.

Condensed Consolidated Cash Flow Statement

For the six months ended 31 December 2003 (Unaudited)

	Note	2003 HK$Million	2002 HK$Million
Operating profit before changes in working capital		749.0	674.1
Increase in inventories		(834.6)	(953.4)
Other changes in working capital		32.3	(2.4)
Cash used in operations		(53.3)	(281.7)
Hong Kong profits tax paid		(229.9)	(104.5)
Net cash used in operating activities		(283.2)	(386.2)
Net cash used in investing activities		(96.2)	(1,043.6)
Net cash generated from financing activities		381.0	1,381.9
Increase/(Decrease) in cash and cash equivalents		1.6	(47.9)
Cash and cash equivalents at 1 July		1,103.8	3,141.2
Cash and cash equivalents at 31 December	10	1,105.4	3,093.3

The annexed notes form part of the interim financial statements.

Notes

1. BASIS OF PREPARATION

The unaudited interim financial statements have been prepared in accordance with Statement of Standard Accounting Practice ("SSAP") 25 "Interim financial reporting" and Appendix 16 of the Rules Governing The Listing of Securities on The Stock Exchange of Hong Kong Limited. The accounting policies and methods of computation used in the preparation of the interim financial statements are the same as those used in the annual financial statements for the year ended 30 June 2003 except for the changes in accounting policy as described below.

SSAP 12 (Revised) "Income taxes"

In prior years, deferred tax liabilities were provided using the liability method in respect of the taxation effect arising from all material timing differences between the accounting and tax treatment of income and expenditure, which were expected with reasonable probability to crystallise in the foreseeable future. Future deferred tax benefits were not recognised unless their realisation was assured beyond reasonable doubt.

With effect from 1 July 2003, in order to comply with Statement of Standard Accounting Practice 12 (Revised) "Income taxes" issued by the Hong Kong Society of Accountants, the Group adopted a new accounting policy for deferred tax. A balance sheet method is used to recognise deferred tax in respect of all temporary differences between the carrying amounts of assets and liabilities in the financial statements and the corresponding tax bases used in the computation of taxable profit, with limited exceptions. The effect of adopting the new accounting policy has been applied retrospectively. As a result, the shareholders' funds at 1 July 2003 and 1 July 2002 have been restated and decreased by HK$291 million, which comprises revenue reserves of HK$244.2 million and investment properties revaluation reserves of HK$46.8 million, and HK$111 million, which comprises revenue reserves of HK$105.5 million and investment properties revaluation reserves of HK$5.5 million, respectively. The adjustments represent the deferred tax liability recognised in respect of temporary difference arising from fixed assets. The effect of change to income tax for the six months ended 31 December 2003 is an increased charge of HK$45.3 million (2002: HK$23.8 million). Certain comparative figures have been adjusted accordingly.

2. TURNOVER AND SEGMENT INFORMATION

	Segment revenue 2003 HK$Million	Segment revenue 2002 HK$Million	Segment results 2003 HK$Million	Segment results 2002 HK$Million
(a) Business segment				
Property leasing	1,082.8	973.0	782.7	707.6
Property sales				
– investment properties	35.2	101.0	7.3	33.0
	1,118.0	1,074.0	790.0	740.6
Other income			80.1	49.8
Administrative expenses			(43.1)	(42.4)
Finance costs			(135.3)	(138.4)
Operating profit			691.7	609.6
Share of results of jointly controlled entities – property leasing		(Note)	12.1	36.5
Profit before taxation			703.8	646.1
(b) Geographical segment				
Group				
Hong Kong	889.4	956.6	626.3	661.5
Mainland China	228.6	117.4	163.7	79.1
	1,118.0	1,074.0	790.0	740.6
Jointly controlled entities				
Hong Kong			12.1	14.5
Mainland China		(Note)	–	22.0
			12.1	36.5

Note: Following the Group's increase in interest in a PRC equity joint venture last year, it has become a subsidiary of the Group and its results have been consolidated into the Group accordingly.

3. OPERATING PROFIT

	2003 HK$Million	2002 HK$Million
Operating profit is arrived at after charging:		
Finance costs		
Interest on borrowings	176.5	197.1
Other ancillary borrowing costs	19.9	19.2
Total borrowing costs	196.4	216.3
Less:Borrowing costs capitalised	(61.1)	(77.9)
	135.3	138.4
Cost of investment properties sold	27.9	66.1
Staff costs [including contribution to retirement schemes of HK$7.9 million (2002: HK$10.8 million)]	107.5	128.7
Depreciation	8.0	8.0
and after crediting:		
Interest income	3.9	28.1

4. TAXATION

(a) Provision for Hong Kong profits tax has been made at 17.5% (2002: 16%) on the estimated assessable profits for the period. No provision has been made for PRC income tax for the period as tax allowances are available to offset PRC taxable income for the period. Deferred taxation has been provided on temporary differences using the current applicable rate.

	2003 HK$Million	2002 HK$Million (restated)
Provision for Hong Kong profits tax		
Group	72.2	55.4
Jointly controlled entities	2.1	2.2
	74.3	57.6
Deferred taxation		
Temporary differences	45.1	8.1
Share of jointly controlled entities' taxation	0.2	15.7
	45.3	23.8
	119.6	81.4

(b) The Group is currently in discussion with the Inland Revenue Department regarding a dispute over the deductibility of certain interest payments in previous years' tax computations. As at the balance sheet date, the outcome of the said dispute remained undetermined and substantial tax provision has previously been made in the accounts on the grounds of prudence.

5. PREFERENCE DIVIDEND

The convertible cumulative preference shares of HK$7,500 each issued in November 1993 bear dividend at 5.5% per annum on a reference amount of US$1,000 each. The preference dividend is in respect of the six months ended 31 December 2003.

6. EARNINGS PER ORDINARY SHARE

The calculation of basic earnings per ordinary share is based on the net profit attributable to ordinary shareholders of HK$526.9 million (2002 restated: HK$522.8 million) and the weighted average number of 2,889.3 million (2002: 2,889.3 million) ordinary shares in issue during the period.

The calculation of diluted earnings per ordinary share is based on the adjusted net profit attributable to ordinary shareholders of HK$584.2 million (2002 restated: HK$583 million) and the weighted average number of 3,272.7 million (2002: 3,272.7 million) ordinary shares after adjusting for the effects of all dilutive potential ordinary shares.

7. TRADE AND OTHER RECEIVABLES

Included in trade and other receivables are trade debtors with the following ageing analysis:

	31/12/2003 HK$Million	30/6/2003 HK$Million
Within 1 month	53.0	52.7
1 – 3 months	5.9	25.4
Over 3 months	4.8	1.5
	63.7	79.6

The Group maintains a defined credit policy. An ageing analysis of trade debtors is prepared on a regular basis and is closely monitored to minimise any credit risk associated with receivables.

8. TRADE AND OTHER PAYABLES

Included in trade and other payables are trade creditors with the following ageing analysis:

	31/12/2003 HK$Million	30/6/2003 HK$Million
Within 1 month	616.4	400.5
Over 3 months	249.4	251.5
	865.8	652.0

9. RESERVES

	Share premium HK$Million	Investment property revaluation reserves HK$Million	Capital reserve on consolidation HK$Million	Capital redemption reserve HK$Million	Exchange reserve HK$Million	Retained profits HK$Million	Total HK$Million
At 1 July 2003							
- as previously reported	8,464.5	3,514.1	275.3	1,308.4	13.8	7,530.5	21,106.6
- prior year adjustment (Note 1)	—	(46.8)	—	—	—	(244.2)	(291.0)
- as restated	8,464.5	3,467.3	275.3	1,308.4	13.8	7,286.3	20,815.6
Profit for the period	—	—	—	—	—	526.9	526.9
Ordinary dividend paid	—	—	—	—	—	(837.9)	(837.9)
Property disposal	—	(5.6)	—	—	—	—	(5.6)
At 31 December 2003	8,464.5	3,461.7	275.3	1,308.4	13.8	6,975.3	20,499.0

10. NOTE TO THE CONDENSED CONSOLIDATED CASH FLOW STATEMENT

Analysis of the balances of cash and cash equivalents

	2003 HK$Million	2002 HK$Million
Cash and deposits with banks	1,105.4	3,094.1
Bank overdrafts	—	(0.8)
	1,105.4	3,093.3

11. COMMITMENTS

Capital commitments outstanding at 31 December 2003 not provided for in the accounts were as follows:

	31/12/2003 HK$Million	30/6/2003 HK$Million
Contracted for	50.7	65.3
Authorised but not contracted for	901.3	920.5
	952.0	985.8

12. RELATED PARTY TRANSACTIONS

A fellow subsidiary of the Company contributed funds as capital investment, to a subsidiary of the Company for the development of Plaza 66, a property project in Shanghai. The amount outstanding at 31 December 2003 was HK$297 million (30/6/2003: HK$302.2 million).

13. POST BALANCE SHEET EVENT

After the balance sheet date, HK$1,041.2 million of the Convertible Bonds have been converted into 115.7 million ordinary shares of the Company, of which HK$115.7 million will be credited to share capital and the balance to the share premium account.

二零零三年中期報告	
恒隆地產有限公司	
00101	
Image of Title	
Text of Title	
Cover Image	
管理層討論及分析	F101_c.pdf
購回、出售或贖回上市證券	F102_c.pdf
公司管治	F103_c.pdf
簡明綜合收益表	F104_c.pdf
簡明綜合資產負債表	F105_c.pdf
簡明綜合權益變動表	F106_c.pdf
簡明綜合現金流量表	F107_c.pdf
附註	F108_c.pdf
File name:	00101F1_c.xls

管理層之討論及分析

概覽

儘管面對二零零三年年初沙士爆發所帶來之困難時期，本集團於本財政年度上半年仍有理想之表現。普通股股東應佔純利為港幣五億二千六百九十萬元，較去年同期增加百分之一，主要由於本集團上海物業之租金收入大幅增長，抵銷了香港物業銷售收益之減少所致。截至二零零三年十二月三十一日止六個月之營業額為港幣十一億一千八百萬元，增加百分之四。

扣除資本化之物業利息支出後，財務費用維持在去年同期之相若水平。

董事局宣布派發中期股息每股普通股一角一仙，與去年同期相同。中期股息將於二零零四年四月二十三日派發予於二零零四年三月十五日名列股東名冊之普通股股東，而暫停辦理股份過戶登記之日期為二零零四年三月十五日至二零零四年三月十七日(首尾兩天包括在內)。如欲符合獲派中期股息之資格，所有過戶文件連同有關股票，最遲必須於二零零四年三月十二日下午四時前送達本公司之股票過戶及登記處香港中央證券登記有限公司，以便辦理過戶手續。

物業發展及銷售

香港

本集團之項目，包括位於機場鐵路九龍站上蓋之君臨天下、位於何文田之君逸山、以及位於西九龍之碧海藍天和浪澄灣，均享有理想之進度。君臨天下已於二零零四年二月底展開銷售計劃，而君逸山已於二零零三年十月獲發入伙紙，並預期於二零零四年第二季內發售。君臨天下及碧海藍天亦已於回顧期內獲發入伙紙。

上海

位於南京西路之恒隆廣場已完成第二幢辦公室大樓之地基工程，一俟獲發施工許可證後，將盡快開始進行上蓋建築工程。

物業租賃

由於本集團兩項上海物業一恒隆廣場和港匯廣場，其租金收入及溢利均顯著上升，故本財政年度上半年之物業租賃業務錄得港幣七億八千二百七十萬元之除稅前溢利，增加百分之十一。

於回顧期終結時，花園臺已售出兩個(二零零二年：五個)四睡房單位，餘下僅三個單位尚未售出。

香港

本財政年度上半年之重要成果，乃成功租出位於司徒拔道之御峰豪宅及位於旺角之雅蘭中心商場／寫字樓物業。展望下半年度，鑑於消費意慾改善及內地訪港旅客持續增加，本集團與現有租戶續約時可望取得顯著較高之租金，令租金收入進一步增長。於二零零三年十二月三十一日，本集團商舖及寫字樓物業之租出率，分別為百分之九十五及百分之九十。旗下寫字樓物業及服務式寓所之租賃進度均持續改善。

上海

本集團兩項上海物業發展項目一恒隆廣場和港匯廣場，繼續推動本集團邁上更高之溢利水平。於回顧期內，該等商場及寫字樓物業之租出率均達百分之一百。

財務

本集團於二零零三年十二月三十一日之綜合銀行借貸淨額(經扣除現金及銀行存款後)為港幣七十八億二千八百六十萬元，而於二零零三年六月三十日則為港幣六十八億三千三百萬元。該項增加主要由於本集團物業發展項目之資本開支所致。

從二零零四年一月至今，港幣十億零四千一百二十萬元(或百分之三十點一八)之可換股債券已被轉換為股票，發行普通股股本因此增加百分之三點八三。於二零零四年二月十七日，公司市值亦上升至港幣三百五十三億元。

展望

隨著過去六個月香港樓市復甦，本集團已準備推出四項落成之物業項目，可望獲得可觀之邊際利潤及收益。本集團亦已實施多項監控成本及精簡架構之新措施，以確保本集團之成本及營運效益。重要者乃近期債券持有人透過換股成為本公司股東，清楚反映投資者看好本集團之業務前景及投資回報潛力。

購回、出售或贖回上市證券

於會計期內，本公司或其任何附屬公司均無購回、出售或贖回本公司之上市證券。

公司管治

本公司矢志達至高質素之公司管治水平。截至二零零三年十二月三十一日止六個月內，本公司所採納之公司管治準則與本公司於二零零二／零三年年報內所載之公司管治聲明一致，其中包括董事局及執行委員會、提名及薪酬委員會、內部監控及財務報告系統，以及本公司員工之操守守則。

審核委員會

審核委員會之成員包括三名獨立非執行董事。審核委員會已審閱本中期報告，包括不需審核之截至二零零三年十二月三十一日止六個月之未經審核中期財務報表，並建議董事局採納。

遵守最佳應用守則

並無董事知悉有資料可合理指出本公司現時或於會計期內之任何期間未有遵守香港聯合交易所有限公司證券上市規則附錄十四所載之最佳應用守則。

簡明綜合收益表

截至二零零三年十二月三十一日止六個月(未經審核)

	附註	二零零三年 港幣百萬元	二零零二年 港幣百萬元 (重列)
營業額	2	1,118.0	1,074.0
其他收入		80.1	48.3
直接成本及營業費用		(328.0)	(331.9)
行政費用		(43.1)	(42.4)
未計財務費用前之營業溢利		827.0	748.0
財務費用	3	(135.3)	(138.4)
營業溢利	3	691.7	609.6
應佔合營公司業績		12.1	36.5
除税前溢利	2(甲)	703.8	646.1
税項	4(甲)	(119.6)	(81.4)
除税後溢利		584.2	564.7
少數股東權益		(33.2)	(17.8)
		551.0	546.9
優先股股息	5	(24.1)	(24.1)
普通股股東應佔純利		526.9	522.8
普通股中期股息每股十一仙 (二零零二年:每股十一仙)		331.9	317.8
每股普通股盈利	6		
基本		18.2仙	18.1仙
攤薄		17.9仙	17.8仙

附註乃中期財務報表之一部份。

簡明綜合資產負債表

二零零三年十二月三十一日(未經審核)

	附註	二零零三年十二月三十一日 港幣百萬元	二零零三年六月三十日 港幣百萬元 (重列)
資產			
非流動資產			
固定資產		28,437.5	28,431.0
合營公司權益		357.9	362.0
貸款及投資		10.5	16.9
		28,805.9	28,809.9
流動資產			
存貨		11,934.6	10,774.8
應收賬款及其他應收款	7	173.8	174.4
現金及銀行存款		1,105.4	1,103.8
		13,213.8	12,053.0
流動負債			
銀行貸款及透支		—	600.8
應付賬款及其他應付款	8	1,823.8	1,619.5
浮息票據——年內到期		540.0	—
税項	4(乙)	188.8	346.1
應付優先股股息		6.0	30.2
		2,558.6	2,596.6
流動資產淨值		10,655.2	9,456.4
資產總值減流動負債		39,461.1	38,266.3

	附註	二零零三年十二月三十一日 港幣百萬元	二零零三年六月三十日 港幣百萬元 (重列)
非流動負債			
銀行貸款		8,934.0	7,336.0
可換股債券		3,424.9	3,414.1
遞延稅項		441.4	396.3
其他長期負債		736.1	1,302.0
		13,536.4	12,448.4
少數股東權益		1,693.1	1,269.7
資產淨值		24,231.6	24,548.2
資本及儲備			
股本		3,732.6	3,732.6
儲備	9	20,499.0	20,815.6
股東權益		24,231.6	24,548.2

附註乃中期財務報表之一部份。

簡明綜合權益變動表

截至二零零三年十二月三十一日止六個月(未經審核)

	二零零三年 港幣百萬元	二零零二年 港幣百萬元 (重列)
於七月一日之總權益		
前度申報	24,839.2	26,112.4
有關遞延稅項之會計政策變動所產生之去年調整(附註1)	(291.0)	(111.0)
重列	24,548.2	26,001.4
出售物業所變現之資本儲備	(5.6)	(25.2)
滙兌差額	–	0.6
未計入綜合收益表之淨虧損	(5.6)	(24.6)
期內純利(二零零二年:前度申報港幣五億四千六百六十萬元,現已重列)	526.9	522.8
去年度之末期普通股股息	(837.9)	(837.9)
於十二月三十一日之總權益	24,231.6	25,661.7

附註乃中期財務報表之一部份。

簡明綜合現金流量表

截至二零零三年十二月三十一日止六個月(未經審核)

	附註	二零零三年 港幣百萬元	二零零二年 港幣百萬元
未計入營運成本變動之營業溢利		749.0	674.1
存貨之增加		(834.6)	(953.4)
其他營運成本變動		32.3	(2.4)
用於營業運作之現金		(53.3)	(281.7)
已付香港利得稅		(229.9)	(104.5)
用於營業運作之現金淨額		(283.2)	(386.2)
用於投資業務之現金淨額		(96.2)	(1,043.6)
來自融資業務之現金淨額		381.0	1,381.9
現金及現金等價物之增加／(減少)		1.6	(47.9)
於七月一日之現金及現金等價物		1,103.8	3,141.2
於十二月三十一日之現金及現金等價物	10	1,105.4	3,093.3

附註乃中期財務報表之一部份。

附註

1. 編製基準

未經審核之中期財務報表乃按照《會計實務準則》第二十五號「中期財務報告」及香港聯合交易所有限公司證券上市規則附錄十六之規定而編製。編製本中期財務報表時，除下文所述之會計政策變動外，其他會計政策和計算方法均與截至二零零三年六月三十日止年度財務報表所採用者相同。

《會計實務準則》第十二號〈經修訂〉「所得稅」

於以往年度，遞延稅項負債是以負債法計提準備，就可預見將來合理地預期因會計及稅務處理方法之間的重大時差而產生的稅務影響而作出。未來之遞延稅項利益只會在合理保證可實現時才會確認。

為符合香港會計師公會所頒布《會計實務準則》第十二號〈經修訂〉「所得稅」之規定，本集團由二零零三年七月一日起採用新的遞延稅項會計政策。除個別情況外，財務報表內之資產及負債項目之賬面金額，與用以計算應課稅溢利的相應稅基金額之間的所有暫時性差額，均以資產負債表方法確認為遞延稅項。實施此新會計政策時，已作出追溯性調整。因此，於二零零三年七月一日及二零零二年七月一日的股東權益已重列及分別減少港幣二億九千一百萬元(包括盈餘儲備港幣二億四千四百二十萬元及投資物業重估儲備港幣四千六百八十萬元)及港幣一億一千一百萬元(包括盈餘儲備港幣一億零五百五十萬元及投資物業重估儲備港幣五百五十萬元)。有關調整指因固定資產所產生之暫時性差額而確認之遞延稅項負債。另截至二零零三年十二月三十一日止六個月之所得稅支出亦增加港幣四千五百三十萬元(二零零二年：港幣二千三百八十萬元)。若干比較數字亦已作出相應之調整。

2. 營業額及分部資料

	分部收入		分部業績	
	二零零三年 港幣百萬元	二零零二年 港幣百萬元	二零零三年 港幣百萬元	二零零二年 港幣百萬元
(甲) 業務分部				
物業租賃	1,082.8	973.0	782.7	707.6
物業銷售－投資物業	35.2	101.0	7.3	33.0
	1,118.0	1,074.0	790.0	740.6
其他收入			80.1	49.8
行政費用			(43.1)	(42.4)
財務費用			(135.3)	(138.4)
營業溢利			691.7	609.6
應佔合營公司業績				
－物業租賃		(附註)	12.1	36.5
除税前溢利			703.8	646.1
(乙) 地區分部				
集團				
香港	889.4	956.6	626.3	661.5
中國大陸	228.6	117.4	163.7	79.1
	1,118.0	1,074.0	790.0	740.6
合營公司				
香港			12.1	14.5
中國大陸		(附註)	–	22.0
			12.1	36.5

附註：本集團去年在一家國內合資企業增持權益，因此它已成為本集團之附屬公司，其業績亦已經綜合在本集團之業績內。

3. 營業溢利

	二零零三年 港幣百萬元	二零零二年 港幣百萬元
營業溢利已扣除下列各項：		
財務費用		
借貸利息	176.5	197.1
其他輔助借貸支出	19.9	19.2
借貸支出總額	196.4	216.3
減：借貸支出資本化	(61.1)	(77.9)
	135.3	138.4
已出售投資物業成本	27.9	66.1
職工成本，包括退休計劃供款港幣七百九十萬元（二零零二年：港幣一千零八十萬元）	107.5	128.7
折舊	8.0	8.0
並已計入：		
利息收入	3.9	28.1

4. 稅項

（甲）香港利得稅稅項準備乃按期內之估計應課稅溢利乘以稅率百分之十七點五（二零零二年：百分之十六）計算。由於期內之免稅額足以抵銷期內之中國所得稅應課稅額，故期內並無就中國所得稅作出準備。遞延稅項乃根據現行適用稅率按暫時性差額作出準備。

	二零零三年 港幣百萬元	二零零二年 港幣百萬元 （重列）
香港利得稅撥備		
集團	72.2	55.4
合營公司	2.1	2.2
	74.3	57.6
遞延稅項		
暫時性差額	45.1	8.1
應佔合營公司稅項	0.2	15.7
	45.3	23.8
	119.6	81.4

（乙）本集團現正與稅務局就過往年度稅項計算中涉及某些利息支出之扣稅爭議進行商討。於結算日，上述爭議之結果仍未能確定，為審慎起見，已於過往賬目內作出重大之稅項撥備。

5. 優先股股息

就一九九三年十一月所發行之每股面值港幣七千五百元之可換股累積優先股乃按每一千美元年息五點五厘計算股息。優先股股息計算截至二零零三年十二月三十一日止六個月。

6. 每股普通股盈利

每股普通股基本盈利乃按期內之普通股股東應佔純利港幣五億二千六百九十萬元(二零零二年重列:港幣五億二千二百八十萬元)及期內已發行普通股之加權平均股數二十八億八千九百三十萬股(二零零二年:二十八億八千九百三十萬股)計算。

每股普通股攤薄盈利乃按經調整後之普通股股東應佔純利港幣五億八千四百二十萬元(二零零二年重列:港幣五億八千三百萬元)及計入所有潛在攤薄盈利股份之影響後之普通股加權平均股數三十二億七千二百七十萬股(二零零二年:三十二億七千二百七十萬股)計算。

7. 應收賬款及其他應收款

已計入應收賬款及其他應收款之應收賬款其賬齡分析如下:

	二零零三年十二月三十一日 港幣百萬元	二零零三年六月三十日 港幣百萬元
一個月內	53.0	52.7
一至三個月	5.9	25.4
三個月以上	4.8	1.5
	63.7	79.6

本集團設有特定之信貸政策,並定期編製應收賬款之賬齡分析及作出密切監察,以便把任何與應收賬款有關之信貸風險減至最低。

8. 應付賬款及其他應付款

已計入應付賬款及其他應付款之應付賬款其賬齡分析如下:

	二零零三年十二月三十一日 港幣百萬元	二零零三年六月三十日 港幣百萬元
一個月內	616.4	400.5
三個月以上	249.4	251.5
	865.8	652.0

9. 儲備

	股份溢價 港幣百萬元	投資物業重估儲備 港幣百萬元	編製綜合賬而產生之資本儲備 港幣百萬元	資本贖回儲備 港幣百萬元	滙兑儲備 港幣百萬元	保留溢利 港幣百萬元	總額 港幣百萬元
於二零零三年七月一日							
－前度申報	8,464.5	3,514.1	275.3	1,308.4	13.8	7,530.5	21,106.6
－去年調整(附註1)	-	(46.8)	-	-	-	(244.2)	(291.0)
－重列	8,464.5	3,467.3	275.3	1,308.4	13.8	7,286.3	20,815.6
期內純利	-	-	-	-	-	526.9	526.9
派發普通股股息	-	-	-	-	-	(837.9)	(837.9)
出售物業	-	(5.6)	-	-	-	-	(5.6)
於二零零三年十二月三十一日	8,464.5	3,461.7	275.3	1,308.4	13.8	6,975.3	20,499.0

10. 簡明綜合現金流量表附註

現金及現金等價物結餘之分析

	二零零三年 **港幣百萬元**	二零零二年 港幣百萬元
現金及銀行存款	1,105.4	3,094.1
銀行透支	–	(0.8)
	1,105.4	3,093.3

11. 承擔

於二零零三年十二月三十一日尚未入賬之資本承擔如下：

	二零零三年 **十二月三十一日** **港幣百萬元**	二零零三年 六月三十日 港幣百萬元
已簽約	50.7	65.3
已批准但尚未簽約	901.3	920.5
	952.0	985.8

12. 關連人士交易

本集團之一間同系附屬公司就發展上海之物業計劃恒隆廣場，向本公司之附屬公司注入資金作為資本投資。於二零零三年十二月三十一日之款項為港幣二億九千七百萬元(二零零三年六月三十日：港幣三億零二百二十萬元)。

13. 結算日後事項

於結算日後，港幣十億四千一百二十萬元之可換股債券已轉換成本公司一億一千五百七十萬股普通股，其中港幣一億一千五百七十萬元將計入股本，另餘額將計入股份溢價賬。

公司註冊處
Companies Registry

股份分配申報表
Return of Allotments

(公司條例第45(1)條)
(Companies Ordinance s. 45(1))

表格 Form **SC1**

重要事項 Important Notes

- 填表前請參閱《填表須知》。
  請用黑色墨水列印。
- Please read the accompanying notes before completing this form.
  Please print in black ink.

公司編號 Company Number: 2970

1 公司名稱 Company Name

Hang Lung Properties Limited 恒 隆 地 產 有 限 公 司

(註 Note 7) **2 分配股份的日期或始末日期 Date or Period during which Shares were Allotted**

	日 DD	月 MM	年 YYYY
由 From	03	03	2004
至 To	12	03	2004

3 本次股份分配的總款額 Totals of this Allotment

	貨幣單位 Currency	款額 Amount
(註 Note 8) 已繳及應繳的總面額 Total Nominal Amount Paid and Payable	HK$	112,621,747.00
已繳及應繳的溢價總額 [第5A(a) + 5B(a)項] Total Premium Amount Paid and Payable [Sections 5A(a) + 5B(a)]	HK$	845,821,976.00

4 公司自成立爲法團當日起計，累積的已繳股款總額(包括本次分配但不包括溢價)
Cumulative Total of Paid-up Share Capital of the Company since Incorporation (Including this Allotment but Excluding Premium)

貨幣單位 Currency	款額 Amount
HK$	3,748,226,916.00

(註 Note 3) **提交人的資料 Presentor's Reference**

姓名 Name: Computershare Hong Kong Investor Services Limited
地址 Address: Rooms 1901-1905, 19/F Hopewell Centre
183 Queen's Road East
Wanchai
Hong Kong

電話 Tel: 2862 8628 傳真 Fax: 2865 0990

電郵地址 E-mail Address:

檔號 Reference:

請勿填寫本欄 For Official Use

指明編號 2/2004 (修訂) (2004年2月)
Specification No. 2/2004 (Revision) (Feb. 2004)

表格 Form **SC1**

公司編號 Company Number: 2970

5 本次股份分配的詳情 Details of this Allotment

A. 現金支付的分配股份 Shares Allotted for Cash

股份類別 Class of Shares	獲分配的股份數目 Number of Shares Allotted	*每股*的面值 Nominal Value of ***Each Share***	*每股*已繳及應繳的款額(包括溢價) Amount Paid and Payable on ***Each Share*** (Including Premium)		*每股*的溢價款額 Premium on ***Each Share***	已繳及應繳的溢價*總*款額 ***Total*** Premium Paid and Payable (a)
			已繳付 Paid	應繳付 Payable		
Ordinary	6,894,000	HK$1.00	HK$1.00	NIL	NIL	NIL
Ordinary	105,727,747	HK$1.00	HK$9.00	NIL	HK$8.00	845,821,976.00

(註 Note 9)

B. 非現金支付的分配股份 Shares Allotted otherwise than in Cash

股份類別 Class of Shares	獲分配的股份數目 Number of Shares Allotted	*每股*的面值 Nominal Value of ***Each Share***	*每股*被視作已繳及應繳的款額(包括溢價) Amount Treated as Paid and Payable on ***Each Share*** (Including Premium)		*每股*的溢價款額 Premium on ***Each Share***	被視作已繳及應繳的溢價*總*款額 ***Total*** Premium Treated as Paid and Payable (a)
			已繳付 Paid	應繳付 Payable		
N/A						

(註 Note 10)

分配上述(B)項股份的代價
Consideration for which the Shares in (B) have been Allotted

N/A

指明編號 2/2004 (修訂) (2004年2月)
Specification No. 2/2004 (Revision) (Feb. 2004)

表格 Form **SC1**

公司編號 Company Number: 2970

6 獲分配股份者的詳情 Details of Allottee(s)

姓名／名稱 Name	地址 Address	各類別股份分配的數目 No. of Shares Allotted by Class	
		類別 Class	類別 Class
	Please refer to the attached APPENDIX I & II		
	各類別股份分配的總數 Total Shares Allotted by Class		

For and on behalf of
HANG LUNG PROPERTIES LIMITED
恒 隆 地 產 有 限 公 司

簽署 Signed : ....
Secretary

姓名 Name : ______________________
~~董事 Director~~／秘書 Secretary *

日期 Date : 24 / 03 / 2004
日 DD / 月 MM / 年 YYYY

**請刪去不適用者* *Delete whichever does not apply*

指明編號 2/2004 (修訂) (2004 年 2 月)
Specification No. 2/2004 (Revision) (Feb. 2004)

APPENDIX I

HANG LUNG PROPERTIES LIMITED
LIST OF ALLOTTEES AS AT 10 MARCH 2004

(Allotments upon Conversion of Convertible Preference Shares)

Registered Name and Address	Description	Date of Allotment	No. of Ordinary Shares Allotted
HSBC Nominees (Hong Kong) Limited 1 Queen's Road Central Hong Kong	Nominee	10/03/2004	6,894,000

Total No. of Allottees	:	1
Total No. of Shares Allotted	:	6,894,000

*** END OF REPORT ***

For and on behalf of
HANG LUNG PROPERTIES LIMITED
恒 隆 地 產 有 限 公 司

....
Secretary

HANG LUNG PROPERTIES LIMITED
LIST OF ALLOTTEES FOR THE PERIOD FROM 3 MARCH TO 12 MARCH 2004

(Allotments upon Conversion of Convertible Bonds)

Registered Name and Address	Description	Date of Allotment	No. of Ordinary Shares Allotted
The Bank of New York Avenue des Arts 35 Kunstlaan B-1040 Brussells Belgium	Nominee	08/03/2004	18,888
Citi (Nominees) Limited G P O Box 14 Hong Kong	Nominee	03/03/2004 10/03/2004 12/03/2004	4,888,888 5,555,555 7,358,885
Citigroup Global Markets Hong Kong Nominees Limited 10/F Two Harbourfront 22 Tak Fung Street Hung Hom Kowloon	Nominee	08/03/2004 10/03/2004	888,888 2,824,444
Deutche Securities Asia Limited 55/F Cheung Kong Centre 2 Queen's Road Central Hong Kong	Company	03/03/2004 08/03/2004 12/03/2004	1,555,555 102,222 913,331
HSBC Nominees (Hong Kong) Limited 1 Queen's Road Central Hong Kong	Nominee	04/03/2004 11/03/2004 12/03/2004	8,888,887 55,555 6,215,554
Horsford Nominees Ltd c/o Standard Chartered Bank Custody and Clearing Services G P O Box 199 Hong Kong	Nominee	03/03/2004 12/03/2004	4,444,444 13,473,331
KBC Financial Products Trading Hong Kong Ltd 1201-1203 Citibank Tower Citibank Plaza 3 Garden Road Central Hong Kong	Company	12/03/2004	630,000
Lehman Brothers Nominees (HK) Ltd Level 38 One Pacific Place 88 Queensway Hong Kong	Nominee	12/03/2004	2,899,998

..../2

APPENDIX II

HANG LUNG PROPERTIES LIMITED
LIST OF ALLOTTEES FOR THE PERIOD FROM 3 MARCH TO 12 MARCH 2004

(Allotments upon Conversion of Convertible Bonds)

Registered Name and Address	Description	Date of Allotment	No. of Ordinary Shares Allotted
Merrill Lynch Far East Ltd 17/F Asia Pacific Tower 3 Garden Road Central Hong Kong	Company	03/03/2004	8,888,888
Morgan Stanley Dean Witter Hong Kong Securities Limited 31/F Three Exchange Square Hong Kong	Company	04/03/2004 12/03/2004	1,111,111 29,572,213
UBS Nominees Asia Limited 25/F One Exchange Square 8 Connaught Place Hong Kong	Nominee	12/03/2004	5,441,110

Total No. of Allottees : 11

Total No. of Shares Allotted : 105,727,747

*** END OF REPORT ***

For and on behalf of
HANG LUNG PROPERTIES LIMITED
恒 隆 地 產 有 限 公 司

....
Secretary

FORM 2

CORPORATE SUBSTANTIAL SHAREHOLDER NOTICE

Notice pursuant to s. 324 of Part XV of the Securities and Futures Ordinance (Cap. 571)

Form for use by a corporation giving notice of:

(i) First acquiring an interest in 5% or more of the shares of a listed corporation (i.e. first becoming a substantial shareholder);

(ii) Changes in the percentage level, or nature, of its interest or its short position in such shares; and

(iii) Ceasing to have an interest of 5% in such shares (complete Boxes 1 to 19 and 27 only).

This Form must be completed in accordance with the directions and instructions in the Notes to Form 2.

1. Name of listed corporation HANG LUNG PROPERTIES LIMITED	
2. Stock code 101	**4. Number of issued shares in class**
3. Class of shares Ordinary	3,101,757,942

5. Name of substantial shareholder Prosperland Housing Limited	**8. Business registration number** 04937744-000-04	
	9. Place of incorporation Hong Kong	Certificate of Incorporation No. 26329
6. Registered office 26th Floor, 4 Des Voeux Road Central, Hong Kong	**10. Contact person** Mr. CHING Sik Wing, Robin	
	11. Daytime tel. No. 28790111	**12. e-mail address** RobinChing@hanglung.com
7. Principal place of business in Hong Kong	**13. Exchange on which listed** N/A	
	14. Name of listed parent and exchange on which parent is listed Hang Lung Group Limited / Hong Kong Stock Exchange	

15. Date of relevant event

04	03	2004
(day)	(month)	(year)

16. Date when the substantial shareholder became aware of the relevant event/ interest in the shares (if later)

05	03	2004
(day)	(month)	(year)

17. Details of relevant event

	Relevant event code describing circumstances (see Table 1)	Code describing capacity in which shares were/are held (see Table 2)		Number of shares bought/sold or involved	Currency of transaction	On Exchange		Off Exchange	
		Before relevant event	After relevant event			Highest price per share	Average price per share	Average consideration per share	Consideration Code (see Table 3)
Long position	104	205	205		HKD				- Select -
Short position	- Select -	- Select -	- Select -						

18. Total shares immediately before the relevant event

	Total number of shares	Percentage figure (%)
Long position	1,267,608,690	41.00
t position		
Lending pool		

19. Total shares immediately after the relevant event

	Total number of shares	Percentage figure (%)
Long position	1,267,608,690	40.87
Short position		
Lending pool		

20. Capacity in which interests disclosed in Box 19 are held

Code describing capacity (see Table 2)	Number of shares	
	Long position	Short position
205	1,267,608,690	
- Select -		
- Select -		
- Select -		
- Select -		

21. Further information in respect of derivative interests

Code describing derivatives (see Table 4)	Number of shares	
	Long position	Short position
- Select -		
- Select -		
- Select -		
- Select -		
- Select -		

22. Further information in relation to interests of corporations controlled by substantial shareholder

Name of controlled corporation	Address and place of incorporation	Name of controlling shareholder	% control	Direct interest (Y/N)	Number of shares	
					Long position	Short Position
Prosperland Housing Limited	26th Floor, 4 Des Voeux Road Central, Hong Kong.	Hang Lung Group Limited	100.00	Y	1,267,523,511	
Prosperland Housing Limited	26th Floor, 4 Des Voeux Road Central, Hong Kong.	Hang Lung Group Limited	100.00	N	85,179	
Curicao Company Limited	26th Floor, 4 Des Voeux Road Central, Hong Kong.	Prosperland Housing Limited	100.00	Y	85,179	

23. Further information in relation to interests held by substantial shareholder jointly with another person

Name of joint shareholder	Address	Number of shares	
		Long position	Short Position
	N/A		

24. Further information from a trustee, or beneficiary of a trust, or a founder of a Discretionary Trust

Name of Trust	Address	Status Code (see Table 5)	Number of shares	
			Long position	Short position
		- Select -		
	N/A	- Select -		
		- Select -		

25. Further information from a party to an agreement under Section 317 (Please see Notes for further information required)

Names of other parties	Address	Number of shares
	N/A	
Total number of shares in which substantial shareholder is interested under section 317 and 318		

26. Details of person(s) in accordance with whose directions the substantial shareholder or its directors are accustomed to act

Names	Address	Relationship Code (see Table 6)	Percentage (%)
		- Select -	
	N/A	- Select -	
		- Select -	

27. Date of filing this Form 2

05	03	2004
(day)	(month)	(year)

28. Number of continuation sheets: 0

29. Number of attachments: 0

Form 2.

公司註冊處
Companies Registry

更改股本結構通知書
Notification of Change of Share Capital Structure

(公司條例第 54(1)條)
(Companies Ordinance s. 54(1))

表格 Form **SC11**

重要事項 Important Notes

- 填表前請參閱《填表須知》。
  請用黑色墨水列印。
- Please read the accompanying notes before completing this form.
  Please print in black ink.

公司編號 Company Number: 2970

1 公司名稱 Company Name

HANG LUNG PROPERTIES LIMITED

(註 Note 5) **2 更改股本結構的詳情**
Details of Change in Share Capital Structure

The Company redeemed 9,000 Convertible Cumulative Preference Shares of HK$7,500 each at a redemption price of HK$766 each.

3 生效日期
Effective Date

日 DD	月 MM	年 YYYY
9th	March	2004

For and on behalf of
HANG LUNG PROPERTIES LIMITED
恒隆地產有限公司

簽署 Signed : .... *Secretary*

姓名 Name : Robin S.W. Ching
~~董事 Director~~／秘書 Secretary *

日期 Date : 9th March, 2004
日 DD / 月 MM / 年 YYYY

*請刪去不適用者 Delete whichever does not apply

(註 Note 3) **提交人的資料 Presentor's Reference**

姓名 Name: Hang Lung (Secretaries) Limited

地址 Address: 28/F 4 Des Voeux Road C.,
Hong Kong

電話 Tel: 2879-0365 傳真 Fax: 2868-6760

電郵地址 E-mail Address: estherli@hanglung.com

檔號 Reference:

請勿填寫本欄 For Official Use

收件日期 RECEIVED
10 -03- 2004
公司註冊處(行政組)
COMPANIES REGISTRY
(Administration Section)

指明編號 2/2004 (修訂) (2004 年 2 月)
Specification No. 2/2004 (Revision) (Feb. 2004)

FORM 2

CORPORATE SUBSTANTIAL SHAREHOLDER NOTICE

Notice pursuant to s. 324 of Part XV of the Securities and Futures Ordinance (Cap. 571)

Form for use by a corporation giving notice of:

(i) First acquiring an interest in 5% or more of the shares of a listed corporation (i.e. first becoming a substantial shareholder);

(ii) Changes in the percentage level, or nature, of its interest or its short position in such shares; and

(iii) Ceasing to have an interest of 5% in such shares (complete Boxes 1 to 19 and 27 only).

This Form must be completed in accordance with the directions and instructions in the Notes to Form 2.

1. Name of listed corporation HANG LUNG PROPERTIES LIMITED	
2. Stock code 101	**4. Number of issued shares in class** 3,181,719,696
3. Class of shares Ordinary	

5. Name of substantial shareholder Prosperland Housing Limited	**8. Business registration number** 04937744-000-04	
	9. Place of incorporation Hong Kong	Certificate of Incorporation No. 26329
6. Registered office 26th Floor, 4 Des Voeux Road Central, Hong Kong	**10. Contact person** Mr. CHING Sik Wing, Robin	
	11. Daytime tel. No. 28790111	**12. e-mail address** RobinChing@hanglung.com
7. Principal place of business in Hong Kong	**13. Exchange on which listed** N/A	
	14. Name of listed parent and exchange on which parent is listed Hang Lung Group Limited / Hong Kong Stock Exchange	

15. Date of relevant event

12	03	2004
(day)	(month)	(year)

16. Date when the substantial shareholder became aware of the relevant event/ interest in the shares (if later)

18	03	2004
(day)	(month)	(year)

17. Details of relevant event

	Relevant event code describing circumstances (see Table 1)	Code describing capacity in which shares were/are held (see Table 2) Before relevant event	After relevant event	Number of shares bought/sold or involved	Currency of transaction	On Exchange: Highest price per share	On Exchange: Average price per share	Off Exchange: Average consideration per share	Off Exchange: Consideration Code (see Table 3)
Long position	104	205	205		HKD				- Select -
Short position	- Select -	- Select -	- Select -						

18. Total shares immediately before the relevant event

	Total number of shares	Percentage figure (%)
Long position	1,267,608,690	40.65
Short position		
Lending pool		

19. Total shares immediately after the relevant event

	Total number of shares	Percentage figure (%)
Long position	1,267,608,690	39.84
Short position		
Lending pool		

20. Capacity in which interests disclosed in Box 19 are held

Code describing capacity (see Table 2)	Number of shares: Long position	Short position
205	1,267,608,690	
- Select -		
- Select -		
- Select -		
- Select -		

21. Further information in respect of derivative interests

Code describing derivatives (see Table 4)	Number of shares: Long position	Short position
- Select -		
- Select -		
- Select -		
- Select -		
- Select -		

22. **Further information in relation to interests of corporations controlled by substantial shareholder**

Name of controlled corporation	Address and place of incorporation	Name of controlling shareholder	% control	Direct interest (Y/N)	Number of shares	
					Long position	Short Position
Prosperland Housing Limited	26th Floor, 4 Des Voeux Road Central, Hong Kong.	Hang Lung Group Limited	100.00	Y	1,267,523,511	
Prosperland Housing Limited	26th Floor, 4 Des Voeux Road Central, Hong Kong.	Hang Lung Group Limited	100.00	N	85,179	
Curicao Company Limited	26th Floor, 4 Des Voeux Road Central, Hong Kong.	Prosperland Housing Limited	100.00	Y	85,179	

23. **Further information in relation to interests held by substantial shareholder jointly with another person**

Name of joint shareholder	Address	Number of shares	
		Long position	Short Position
	N/A		

24. **Further information from a trustee, or beneficiary of a trust, or a founder of a Discretionary Trust**

Name of Trust	Address	Status Code (see Table 5)	Number of shares	
			Long position	Short position
		- Select -		
	N/A	- Select -		
		- Select -		

25. **Further information from a party to an agreement under Section 317 (Please see Notes for further information required)**

Names of other parties	Address	Number of shares
	N/A	
Total number of shares in which substantial shareholder is interested under section 317 and 318		

26. **Details of person(s) in accordance with whose directions the substantial shareholder or its directors are accustomed to act**

Names	Address	Relationship Code (see Table 6)	Percentage (%)
		- Select -	
	N/A	- Select -	
		- Select -	

27. Date of filing this Form 2

18	03	2004
(day)	(month)	(year)

28. Number of continuation sheets 0

29. Number of attachments 0

Form 2.

FORM 2

36

CORPORATE SUBSTANTIAL SHAREHOLDER NOTICE

Notice pursuant to s. 324 of Part XV of the Securities and Futures Ordinance (Cap. 571)

Form for use by a corporation giving notice of :

(i) First acquiring an interest in 5% or more of the shares of a listed corporation (i.e. first becoming a substantial shareholder);

(ii) Changes in the percentage level, or nature, of its interest or its short position in such shares; and

(iii) Ceasing to have an interest of 5% in such shares (complete Boxes 1 to 19 and 27 only).

This Form must be completed in accordance with the directions and instructions in the Notes to Form 2.

1. Name of listed corporation HANG LUNG PROPERTIES LIMITED	
2. Stock code 101	**4. Number of issued shares in class**
3. Class of shares Ordinary	3,181,719,696

5. Name of substantial shareholder a) Hang Lung Group Limited; b) Prosperland Housing Limited; c) Purotat Limited	**8. Business registration number** a) 01050802-000-09; b) 04937744-000-04; c) 15331355-000-02	
	9. Place of incorporation a) to c) Hong Kong	Certificate of Incorporation No. a) 6206; b) 26329; c) 344098
6. Registered office a) 28th Floor, 4 Des Voeux Road Central, Hong Kong; b) & c) 26th Floor, 4 Des Voeux Road Central, Hong Kong	**10. Contact person** Mr. CHING Sik Wing, Robin	
	11. Daytime tel. No. 28790111	**12. e-mail address** RobinChing@hanglung.com
7. Principal place of business in Hong Kong [illegible] c) N/A	**13. Exchange on which listed** a) Hong Kong Stock Exchange; b) to c) N/A	
	14. Name of listed parent and exchange on which parent is listed Hang Lung Group Limited / Hong Kong Stock Exchange	

15. Date of relevant event

12	03	2004
(day)	(month)	(year)

16. Date when the substantial shareholder became aware of the relevant event/ interest in the shares (if later)

18	03	2004
(day)	(month)	(year)

17. Details of relevant event

	Relevant event code describing circumstances (see Table 1)	Code describing capacity in which shares were/are held (see Table 2)		Number of shares bought/sold or involved	Currency of transaction	On Exchange		Off Exchange	
		Before relevant event	After relevant event			Highest price per share	Average price per share	Average consideration per share	Consideration Code (see Table 3)
Long position	104	205	205		HKD				- Select -
Short position	- Select -	- Select -	- Select -						

18. Total shares immediately before the relevant event

	Total number of shares	Percentage figure (%)
Long position	1,814,237,570	58.18
Short position		
Lending pool		

19. Total shares immediately after the relevant event

	Total number of shares	Percentage figure (%)
Long position	1,815,806,570	57.07
Short position		
Lending pool		

20. Capacity in which interests disclosed in Box 19 are held

Code describing capacity (see Table 2)	Number of shares	
	Long position	Short position
205	1,815,806,570	
- Select -		
- Select -		
- Select -		
- Select -		

21. Further information in respect of derivative interests

Code describing derivatives (see Table 4)	Number of shares	
	Long position	Short position
- Select -		
- Select -		
- Select -		
- Select -		
- Select -		

22. **Further information in relation to interests of corporations controlled by substantial shareholder**

Name of controlled corporation	Address and place of incorporation	Name of controlling shareholder	% control	Direct interest (Y/N)	Number of shares	
					Long position	Short Position
	(see attached Continuation Sheet)					

23. **Further information in relation to interests held by substantial shareholder jointly with another person**

Name of joint shareholder	Address	Number of shares	
		Long position	Short Position
	N/A		

24. **Further information from a trustee, or beneficiary of a trust, or a founder of a Discretionary Trust**

Name of Trust	Address	Status Code (see Table 5)	Number of shares	
			Long position	Short position
		- Select -		
	N/A	- Select -		
		- Select -		

25. **Further information from a party to an agreement under Section 317 (Please see Notes for further information required)**

Names of other parties	Address	Number of shares
	N/A	
Total number of shares in which substantial shareholder is interested under section 317 and 318		

26. **Details of person(s) in accordance with whose directions the substantial shareholder or its directors are accustomed to act**

Names	Address	Relationship Code (see Table 6)	Percentage (%)
		- Select -	
	N/A	- Select -	
		- Select -	

27. Date of filing this Form 2

18	03	2004
(day)	(month)	(year)

28. Number of continuation sheets 1

29. Number of attachments 0

Form 2.

Continuation Sheet

22. Further information in relation to interests of corporations controlled by substantial shareholder

Name of controlled corporation	Address and place of incorporation	Name of controlling shareholder	% control	Direct interest (Y/N)	Number of shares	
					Long position	Short position
Prosperland Housing Limited	26th Floor, 4 Des Voeux Road Central, Hong Kong. (Hong Kong)	Hang Lung Group Limited	100.00	Y	1,267,523,511	
Prosperland Housing Limited	26th Floor, 4 Des Voeux Road Central, Hong Kong. (Hong Kong)	Hang Lung Group Limited	100.00	N	85,179	
Curicao Company Limited	26th Floor, 4 Des Voeux Road Central, Hong Kong. (Hong Kong)	Prosperland Housing Limited	100.00	Y	85,179	
Purotat Limited	26th Floor, 4 Des Voeux Road Central, Hong Kong. (Hong Kong)	Hang Lung Group Limited	100.00	Y	354,227,500	
Yee Fly Investment Limited	26th Floor, 4 Des Voeux Road Central, Hong Kong. (Hong Kong)	Hang Lung Group Limited	100.00	Y	163,665	
Yee Fly Investment Limited	26th Floor, 4 Des Voeux Road Central, Hong Kong. (Hong Kong)	Hang Lung Group Limited	100.00	N	120,608,945	
Yee Fly Investment Limited	26th Floor, 4 Des Voeux Road Central, Hong Kong. (Hong Kong)	Hang Lung Group Limited	100.00	N	8,520	
Believecity Limited	26th Floor, 4 Des Voeux Road Central, Hong Kong. (Hong Kong)	Yee Fly Investment Limited	100.00	Y	120,608,945	
Kindstock Limited	26th Floor, 4 Des Voeux Road Central, Hong Kong. (Hong Kong)	Yee Fly Investment Limited	100.00	Y	8,520	
Cokage Limited	26th Floor, 4 Des Voeux Road Central, Hong Kong. (Hong Kong)	Hang Lung Group Limited	100.00	Y	53,893,250	
Atlas Limited	Akara Building, 24 De Castro Street, Wickhams Cay I, Road Town, Tortola, British Virgin Islands. (British Virgin Islands)	Hang Lung Group Limited	100.00	N	19,296,000	
Hang Kong Company Limited	26th Floor, 4 Des Voeux Road Central, Hong Kong. (Hong Kong)	Atlas Limited	100.00	Y	19,296,000	

FORM 2

CORPORATE SUBSTANTIAL SHAREHOLDER NOTICE

Notice pursuant to s. 324 of Part XV of the Securities and Futures Ordinance (Cap. 571)

Form for use by a corporation giving notice of :

(i) First acquiring an interest in 5% or more of the shares of a listed corporation (i.e. first becoming a substantial shareholder);

(ii) Changes in the percentage level, or nature, of its interest or its short position in such shares; and

(iii) Ceasing to have an interest of 5% in such shares (complete Boxes 1 to 19 and 27 only).

This Form must be completed in accordance with the directions and instructions in the Notes to Form 2.

1. Name of listed corporation HANG LUNG PROPERTIES LIMITED	
2. Stock code 101	**4. Number of issued shares in class** 3,181,719,696
3. Class of shares ORDINARY	

5. Name of substantial shareholder COLE LIMITED	**8. Business registration number** N/A	
	9. Place of incorporation ISLE OF MAN	Certificate of Incorporation No. 29074
6. Registered office 33-37 ATHOL STREET, DOUGLAS, ISLE OF MAN	**10. Contact person** HO TUEN YEE	
	11. Daytime tel. No. 2890 6484	**12. e-mail address**
7. Pr[illegible]l place of business in Hong Kong N/A	**13. Exchange on which listed** N/A	
	14. Name of listed parent and exchange on which parent is listed N/A	

15. Date of relevant event

12	3	2004
(day)	(month)	(year)

16. Date when the substantial shareholder became aware of the relevant event/ interest in the shares (if later)

18	3	2004
(day)	(month)	(year)

17. Details of relevant event

	Relevant event code describing circumstances (see Table 1)	Code describing capacity in which shares were/are held (see Table 2) Before relevant event	After relevant event	Number of shares bought/sold or involved	Currency of transaction	On Exchange: Highest price per share	On Exchange: Average price per share	Off Exchange: Average consideration per share	Off Exchange: Consideration Code (see Table 3)
Long position	- Select - 104	- Select - N/A	- Select - N/A	N/A	HKD N/A	N/A	N/A	N/A	- Select - N/A
Short position	- Select - N/A	- Select -	- Select -						

18. Total shares immediately before the relevant event

	Total number of shares	Percentage figure (%)
Long position	1,842,570,670	59.09
Short position	N/A	
Lending pool	N/A	

19. Total shares immediately after the relevant event

	Total number of shares	Percentage figure (%)
Long position	1,844,139,670	57.96
Short position	N/A	
Lending pool	N/A	

20. Capacity in which interests disclosed in Box 19 are held

Code describing capacity (see Table 2)	Number of shares: Long position	Short position
- Select - 207	1,844,139,670	N/A
- Select -		
- Select -		
- Select -		
- Select -		

21. Further information in respect of derivative interests

Code describing derivatives (see Table 4)	Number of shares: Long position	Short position
- Select - N/A		
- Select -		
- Select -		
- Select -		
- Select -		

22. Further information in relation to interests of corporations controlled by substantial shareholder

Name of controlled corporation	Address and place of incorporation	Name of controlling shareholder	% control	Direct interest (Y/N)	Number of shares	
					Long position	Short Position
KINGSWICK INVESTMENT LIMITED	PASEA ESTATE, ROAD TOWN, TORTOLA, BRITISH VIRGIN ISLANDS (BRITISH VIRGIN ISLANDS)	COLE LIMITED	100.00	Y	28,333,100	N/A
KINGSWICK INVESTMENT LIMITED	PASEA ESTATE, ROAD TOWN, TORTOLA, BRITISH VIRGIN ISLANDS (BRITISH VIRGIN ISLANDS)	COLE LIMITED	100.00	N	1,815,806,570	N/A
FARBASE INVESTMENT LIMITED	PASEA ESTATE, ROAD TOWN, TORTOLA, BRITISH VIRGIN ISLANDS (BRITISH VIRGIN ISLANDS)	COLE LIMITED	100.00	N	1,815,806,570	N/A
MAGENTA HOLDINGS LIMITED	P.O. BOX 71, CRAIGMUIR CHAMBERS, ROAD TOWN, TORTOLA, BRITISH VIRGIN ISLANDS (BRITISH VIRGIN ISLANDS)	COLE LIMITED	100.00	N	1,815,806,570	N/A
BOLAND ENTERPRISES LIMITED	PASEA ESTATE, ROAD TOWN, TORTOLA, BRITISH VIRGIN ISLANDS (BRITISH VIRGIN ISLANDS)	MAGENTA HOLDINGS LIMITED	100.00	N	1,815,806,570	N/A
HANG LUNG GROUP LIMITED	28TH FLOOR, 4 DES VOEUX ROAD CENTRAL, HONG KONG (HONG KONG)	COLE LIMITED	37.18	N	1,815,806,570	N/A
PROSPERLAND HOUSING LIMITED	26TH FLOOR, 4 DES VOEUX ROAD CENTRAL, HONG KONG (HONG KONG)	HANG LUNG GROUP LIMITED	100.00	Y	1,267,523,511	N/A
PROSPERLAND HOUSING LIMITED	26TH FLOOR, 4 DES VOEUX ROAD CENTRAL, HONG KONG (HONG KONG)	HANG LUNG GROUP LIMITED	100.00	N	85,179	N/A

23. Further information in relation to interests held by substantial shareholder jointly with another person

Name of joint shareholder	Address	Number of shares	
		Long position	Short Position
N/A			

24. Further information from a trustee, or beneficiary of a trust, or a founder of a Discretionary Trust

Name of Trust	Address	Status Code (see Table 5)	Number of shares	
			Long position	Short position
(PRIVATE)	(PRIVATE)	- Select - 501	1,844,139,670 IN TOTAL	N/A
		- Select -		
		- Select -		

25. Further information from a party to an agreement under Section 317 (Please see Notes for further information required)

Names of other parties	Address	Number of shares
N/A		
Total number of shares in which substantial shareholder is interested under section 317 and 318		

26. Details of person(s) in accordance with whose directions the substantial shareholder or its directors are accustomed to act

Names	Address	Relationship Code (see Table 6)	Percentage (%)
N/A		- Select -	
		- Select -	
		- Select -	

27. Date of filing this Form 2

19	3	2004
(day)	(month)	(year)

28. Number of continuation sheets: 1

29. Number of attachments:

Form 2

22. **Further information in relation to interests of corporations controlled by substantial shareholder**

Name of controlled corporation	Address and place of incorporation	Name of controlling shareholder	% control	Direct interest (Y/N)	Number of shares	
					Long position	Short Position
CURICAO COMPANY LIMITED	26TH FLOOR, 4 DES VOEUX ROAD CENTRAL, HONG KONG (HONG KONG)	PROSPERLAND HOUSING LIMITED	100.00	Y	85,179	N/A
PUROTAT LIMITED	26TH FLOOR, 4 DES VOEUX ROAD CENTRAL, HONG KONG (HONG KONG)	HANG LUNG GROUP LIMITED	100.00	Y	354,227,500	N/A
YEE FLY INVESTMENT LIMITED	26TH FLOOR, 4 DES VOEUX ROAD CENTRAL, HONG KONG (HONG KONG)	HANG LUNG GROUP LIMITED	100.00	Y	163,665	N/A
YEE FLY INVESTMENT LIMITED	26TH FLOOR, 4 DES VOEUX ROAD CENTRAL, HONG KONG (HONG KONG)	HANG LUNG GROUP LIMITED	100.00	N	120,608,945	N/A
YEE FLY INVESTMENT LIMITED	26TH FLOOR, 4 DES VOEUX ROAD CENTRAL, HONG KONG (HONG KONG)	HANG LUNG GROUP LIMITED	100.00	N	8,520	N/A
BELIEVECITY LIMITED	26TH FLOOR, 4 DES VOEUX ROAD CENTRAL, HONG KONG (HONG KONG)	YEE FLY INVESTMENT LIMITED	100.00	Y	120,608,945	N/A
KINDSTOCK LIMITED	26TH FLOOR, 4 DES VOEUX ROAD CENTRAL, HONG KONG (HONG KONG)	YEE FLY INVESTMENT LIMITED	100.00	Y	8,520	N/A
COKAGE LIMITED	26TH FLOOR, 4 DES VOEUX ROAD CENTRAL, HONG KONG (HONG KONG)	HANG LUNG GROUP LIMITED	100.00	Y	53,893,250	N/A
ATLAS LIMITED	AKARA BUILDING, 24 DE CASTRO STREET, WICKHAMS CAY I, ROAD TOWN, TORTOLA, BRITISH VIRGIN ISLANDS (BRITISH VIRGIN ISLANDS)	HANG LUNG GROUP LIMITED	100.00	N	19,296,000	N/A
HANG [illegible] COMPANY LIMITE[illegible]	26TH FLOOR, 4 DES VOEUX ROAD CENTRAL, HONG KONG (HONG KONG)	ATLAS LIMITED	100.00	Y	19,296,000	N/A

FORM 1

INDIVIDUAL SUBSTANTIAL SHAREHOLDER NOTICE

Notice pursuant to s. 324 of Part XV of the Securities and Futures Ordinance (Cap. 571)

Form for use by an individual giving notice of :

(i) First acquiring an interest in 5% or more of the shares of a listed corporation (i.e. first becoming a substantial shareholder);

(ii) Changes in the percentage level, or nature, of his interest or his short position in such shares; and

(iii) Ceasing to have an interest in 5% of such shares (complete Boxes 1 to 16 and 24 only)

This Form must be completed in accordance with the directions and instructions in the Notes to Form 1.

1. Name of listed corporations HANG LUNG PROPERTIES LIMITED		
2. Stock code	101	**4. Number of issued shares in class** 3,181,719,696
3. Class of shares	ORDINARY	

5. Name of substantial shareholder (English) as printed on HKID/Passport		**8. Name of substantial shareholder (Chinese)**
CHAN TAN (Surname)	CHING FEN (Other names)	陳譚慶芬
6. HKID/~~Passport No~~.	**Country of issue of Passport**	**9. Chinese Character Code**
A056619(8)	N/A	7115 6223 1987 5358
7. Address of substantial shareholder		**10. Daytime tel. No.**
A5, 14 MT. KELLETT ROAD, THE PEAK, HONG KONG		2576 6800
		11. e-mail address

12. Date of relevant event

12	3	2004
(day)	(month)	(year)

13. Date when the substantial shareholder became aware of the relevant event/ interest in the shares (if later)

18	3	2004
(day)	(month)	(year)

14. Details of relevant event

	Relevant event code describing circumstances (see Table 1)	Code describing capacity in which shares were/are held (see Table 2)		Number of shares bought/sold or involved	Currency of transaction	On Exchange		Off Exchange	
		Before relevant event	After relevant event			Highest price per share	Average price per share	Average consideration per share	Consideration Code (see Table 3)
Long position	104	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
Short position	N/A								

15. Total shares immediately before the relevant event

	Total number of shares	Percentage figure (%)
Long position	1,842,570,670	59.09
Short position	N/A	
Lending pool	N/A	

16. Total shares immediately after the relevant event

	Total number of shares	Percentage figure (%)
Long position	1,844,139,670	57.96
Short position	N/A	
Lending pool	N/A	

17. Capacity in which interests disclosed in Box 16 are held

Code describing capacity (see Table 2)	Number of shares	
	Long position	Short position
209	1,844,139,670	N/A

18. Further information in respect of derivative interests

Code describing derivatives (see Table 4)	Number of shares	
	Long position	Short position
N/A		

19. Further information in relation to interests of children under 18 and/or spouse

Name of child/spouse	Address	Number of shares	
		Long position	Short position
N/A			

20. Further information in relation to interests of corporations controlled by substantial shareholder

Name of controlled corporation	Address and place of incorporation	Name of controlling shareholder	% control	Direct interest (Y/N)	Number of shares	
					Long position	Short position
N/A						

21. Further information in relation to interests held by substantial shareholder jointly with another person

Name of joint shareholder	Address	Number of shares	
		Long position	Short position
N/A			

22. Further information from a trustee, or beneficiary of a trust, or a person who has set up a Discretionary Trust

Name of Trust	Address	Status Code (see Table 5)	Number of shares	
			Long position	Short position
(PRIVATE)	(PRIVATE)	503	1,844,139,670 IN TOTAL	N/A

23. Further information from a party to an agreement under Section 317 *(Please see Notes for further information required)*

Names of other parties	Address	Number of shares
N/A		
Total number of shares in which substantial shareholder is interested under section 317 and 318		

24. Date of filing this Form 1

19	3	2004
(day)	(month)	(year)

25. Number of continuation sheets

26. Number of attachments

Form 1.

Our Ref: SO-133-2004/HLPL

15th March, 2004

E-Business & Information Services,
Hong Kong Exchange and Clearing Limited,
11/F, One International Finance Centre,
1 Harbour View Street,
Central,
Hong Kong.

Dear Sirs,

Re: Hang Lung Properties Limited
Publication of Interim Report 2003-2004

We hereby submit to you the enclosed CD-ROM of the above document for publication on the HKEx website. The document does not require clearance by the Exchange under the Main Board Listing Rules. The document may be published immediately upon receipt.

Should you have any query, please contact Esther Li on telephone no. 2879-0365.

Yours faithfully,
For and on behalf of
HANG LUNG PROPERTIES LIMITED

Robin Ching
Secretary

Encl.

c.c. Listing Division, SEHKL

COPY

FORM 2

CORPORATE SUBSTANTIAL SHAREHOLDER NOTICE

Notice pursuant to s. 324 of Part XV of the Securities and Futures Ordinance (Cap. 571)

Form for use by a corporation giving notice of:

- *(i) First acquiring an interest in 5% or more of the shares of a listed corporation (i.e. first becoming a substantial shareholder);*
- *(ii) Changes in the percentage level, or nature, of its interest or its short position in such shares; and*
- *(iii) Ceasing to have an interest of 5% in such shares (complete Boxes 1-19 and 27 only)*

This Form must be completed in accordance with the directions and Instructions in the Notes to Form 2.

1. Name of listed corporation Hang Lung Properties Ltd	
2. Stock Code: 101	**4. Number of issued shares in class** 3,102,767,940
3. Class of shares: Ordinary Shares	

5. Name of substantial shareholder The Capital Group Companies, Inc.	**8. Business registration number** N/A	
	9. Place of incorporation Delaware, USA	**Certificate of Incorporation No.** 860206507
6. Registered office 333 South Hope Street, 55th Floor Los Angeles, CA 90071	**10. Contact Person** Gina Martinez	
	11. Daytime telephone (213) 615-0469	**12. E-mail address** GRGroup@caproup.com
7. Principal place of business in Hong Kong 2601 One International Finance Centre, No.1 Harbour View Street Hong Kong ****To avoid delay, please send all correspondence to our office at:** **333 South Hope Street, 55th Floor** **Los Angeles, CA 90071, USA**	**13. Exchange on which listed** N/A	
	14. Name of listed parent and exchange on which parent is listed N/A	

15. Date of relevant event

17	03	2004
(day)	(month)	(year)

16. Date when the substantial shareholder became aware of the relevant event/interest in the shares (if later)

(day)	(month)	(year)

17.Details of relevant event

	Relevant event code describing circumstances (see Table 1)	Code describing capacity in which shares were/are held (see Table 2)		Number of shares bought/sold or involved	Currency of transaction	On Exchange		Off Exchange	
		Before relevant event	After relevant event			Highest price per share	Average price per share	Average price per share	Consideration Code (See Table 3)
Long position	103	202	202	(27,629,000)	HKD	11.2500	11.2500		
Short position									

18. Total shares immediately before the relevant event

	Total number of shares	Percentage figure (%)
Long position	387,015,966	12.3362%
Short position		
Lending pool		

19. Total number of shares immediately after the event

	Total number of shares	Percentage figure (%)
Long position	359,386,966	11.5828%
Short position		
Lending pool		

20. Capacity in which interests disclosed in Box 19 are held

Code describing capacity (see Table 2)	Number of shares	
	Long position	Short position
202	359,386,966	

21. Further information in respect of derivative interests

Code describing derivatives (see Table 4)	Number of shares	
	Long position	Short position

22. Further information in relation to interests of corporations controlled by substantial shareholder

Name of controlled corporation	Address and place of incorporation	Name of controlling shareholder	% Control	Direct Interest (Y/N)	Number of Shares	
					Long Position	Short Position
Capital Research and Management Company	333 South Hope Street, 55th Floor, Los Angeles, CA 90071, USA	The Capital Group Companies, Inc.	100%	Y	120,212,000	
Capital Group International, Inc.	333 South Hope Street, 55th Floor, Los Angeles, CA 90071, USA	The Capital Group Companies, Inc.	100%	N	0	
Capital Guardian Trust Company	333 South Hope Street, 55th Floor, Los Angeles, CA 90071, USA	Capital Group International, Inc.	100%	Y	195,019,236	
Capital International, Inc.	11100 Santa Monica Boulevard, 15th Floor, Los Angeles, CA 90025, USA	Capital Group International, Inc.	100%	Y	21,602,900	
Capital International Limited	25 Bedford Street, London WC2E 9HN, UK	Capital Group International, Inc.	100%	Y	6,730,000	
Capital International S.A.	3 Place de Bergues, 1201 Geneva, Switzerland	Capital Group International, Inc.	100%	Y	15,822,830	

23. Further information in relation to interests held by substantial shareholder jointly with another person

Name of joint shareholder	Address	Number of shares	
		Long Position	Short Position
NIL			

24. Further information from a trustee, or beneficiary of a trust, or a founder of a Discretionary Trust

Name of Trust	Address	Status Code (see Table 5)	Number of shares	
			Long Position	Short Position
NIL				

25. Further information from a party to an agreement under Section 317 (Please see Notes for further information)

Name of other parties	Address	Number of shares
NIL		
Total number of shares in which substantial shareholder is interested under section 317 and 318		

26. Details of person(s) in accordance with whose directions the substantial shareholder or its directors are accustomed to act

Names	Address	Relationship Code (see Table 6)	Percentage (%)
NIL			

27. Date of filing this Form 2

19	03	2004
(day)	(month)	(year)

28. Number of continuation sheets 0

29. Number of attachments 0

FORM 2

CORPORATE SUBSTANTIAL SHAREHOLDER NOTICE

Notice pursuant to s. 324 of Part XV of the Securities and Futures Ordinance (Cap. 571)

Form for use by a corporation giving notice of :

(i) First acquiring an interest in 5% or more of the shares of a listed corporation (i.e. first becoming a substantial shareholder);

(ii) Changes in the percentage level, or nature, of its interest or its short position in such shares; and

(iii) Ceasing to have an interest of 5% in such shares (complete Boxes 1 to 19 and 27 only).

This Form must be completed in accordance with the directions and instructions in the Notes to Form 2.

1. Name of listed corporation HANG LUNG PROPERTIES LIMITED			
2. Stock code 101		**4. Number of issued shares in class**	
3. Class of shares Ordinary		3,195,296,355	

5. Name of substantial shareholder a) Hang Lung Group Limited; b) Prosperland Housing Limited; c) Purotat Limited	**8. Business registration number** a) 01050802-000-09; b) 04937744-000-04; c) 15331355-000-02	
	9. Place of incorporation a) to c) Hong Kong	Certificate of Incorporation No. a) 6206; b) 26329; c) 344098
6. Registered office a) 28th Floor, 4 Des Voeux Road Central, Hong Kong; b) & c) 26th Floor, 4 Des Voeux Road Central, Hong Kong	**10. Contact person** Mr. CHING Sik Wing, Robin	
	11. Daytime tel. No. 28790111	**12. e-mail address** RobinChing@hanglung.com
7. Principal place of business in Hong Kong a) to c) N/A	**13. Exchange on which listed** a) Hong Kong Stock Exchange; b) to c) N/A	
	14. Name of listed parent and exchange on which parent is listed Hang Lung Group Limited / Hong Kong Stock Exchange	

15. Date of relevant event

23	03	2004
(day)	(month)	(year)

16. Date when the substantial shareholder became aware of the relevant event/ interest in the shares (if later)

24	03	2004
(day)	(month)	(year)

17. Details of relevant event

	Relevant event code describing circumstances (see Table 1)	Code describing capacity in which shares were/are held (see Table 2) Before relevant event	After relevant event	Number of shares bought/sold or involved	Currency of transaction	On Exchange: Highest price per share	On Exchange: Average price per share	Off Exchange: Average consideration per share	Off Exchange: Consideration Code (see Table 3)
Long position	104	205	205		HKD				- Select -
Short position	- Select -	- Select -	- Select -						

18. Total shares immediately before the relevant event

	Total number of shares	Percentage figure (%)
Long position	1,816,729,570	57.05
Short position		
Lending pool		

19. Total shares immediately after the relevant event

	Total number of shares	Percentage figure (%)
Long position	1,816,769,570	56.86
Short position		
Lending pool		

20. Capacity in which interests disclosed in Box 19 are held

Code describing capacity (see Table 2)	Number of shares: Long position	Short position
205	1,816,769,570	
- Select -		
- Select -		
- Select -		
- Select -		

21. Further information in respect of derivative interests

Code describing derivatives (see Table 4)	Number of shares: Long position	Short position
- Select -		
- Select -		
- Select -		
- Select -		
- Select -		

22. Further information in relation to interests of corporations controlled by substantial shareholder

Name of controlled corporation	Address and place of incorporation	Name of controlling shareholder	% control	Direct interest (Y/N)	Number of shares	
					Long position	Short Position
	(see attached Continuation Sheet)					

23. Further information in relation to interests held by substantial shareholder jointly with another person

Name of joint shareholder	Address	Number of shares	
		Long position	Short Position
	N/A		

24. Further information from a trustee, or beneficiary of a trust, or a founder of a Discretionary Trust

Name of Trust	Address	Status Code (see Table 5)	Number of shares	
			Long position	Short position
		- Select -		
	N/A	- Select -		
		- Select -		

25. Further information from a party to an agreement under Section 317 (Please see Notes for further information required)

Names of other parties	Address	Number of shares
	N/A	
Total number of shares in which substantial shareholder is interested under section 317 and 318		

26. Details of person(s) in accordance with whose directions the substantial shareholder or its directors are accustomed to act

Names	Address	Relationship Code (see Table 6)	Percentage (%)
		- Select -	
	N/A	- Select -	
		- Select -	

27. Date of filing this Form 2

24	03	2004
(day)	(month)	(year)

28. Number of continuation sheets: 1

29. Number of attachments: 0

Form 2.

Continuation Sheet

22. Further information in relation to interests of corporations controlled by substantial shareholder

Name of controlled corporation	Address and place of incorporation	Name of controlling shareholder	% control	Direct interest (Y/N)	Number of shares	
					Long position	Short position
Prosperland Housing Limited	26th Floor, 4 Des Voeux Road Central, Hong Kong. (Hong Kong)	Hang Lung Group Limited	100.00	Y	1,267,523,511	
Prosperland Housing Limited	26th Floor, 4 Des Voeux Road Central, Hong Kong. (Hong Kong)	Hang Lung Group Limited	100.00	N	85,179	
Curicao Company Limited	26th Floor, 4 Des Voeux Road Central, Hong Kong. (Hong Kong)	Prosperland Housing Limited	100.00	Y	85,179	
Purotat Limited	26th Floor, 4 Des Voeux Road Central, Hong Kong. (Hong Kong)	Hang Lung Group Limited	100.00	Y	354,227,500	
Yee Fly Investment Limited	26th Floor, 4 Des Voeux Road Central, Hong Kong. (Hong Kong)	Hang Lung Group Limited	100.00	Y	163,665	
Yee Fly Investment Limited	26th Floor, 4 Des Voeux Road Central, Hong Kong. (Hong Kong)	Hang Lung Group Limited	100.00	N	120,608,945	
Yee Fly Investment Limited	26th Floor, 4 Des Voeux Road Central, Hong Kong. (Hong Kong)	Hang Lung Group Limited	100.00	N	8,520	
Believecity Limited	26th Floor, 4 Des Voeux Road Central, Hong Kong. (Hong Kong)	Yee Fly Investment Limited	100.00	Y	120,608,945	
Kindstock Limited	26th Floor, 4 Des Voeux Road Central, Hong Kong. (Hong Kong)	Yee Fly Investment Limited	100.00	Y	8,520	
Cokage Limited	26th Floor, 4 Des Voeux Road Central, Hong Kong. (Hong Kong)	Hang Lung Group Limited	100.00	Y	53,893,250	
Atlas Limited	Akara Building, 24 De Castro Street, Wickhams Cay I, Road Town, Tortola, British Virgin Islands. (British Virgin Islands)	Hang Lung Group Limited	100.00	N	20,259,000	
Hang Kong Company Limited	26th Floor, 4 Des Voeux Road Central, Hong Kong. (Hong Kong)	Atlas Limited	100.00	Y	20,259,000	

公司註冊處
Companies Registry

股份分配申報表
Return of Allotments

(公司條例第45(1)條)
(Companies Ordinance s. 45(1))

表格 Form SC1

重要事項 Important Notes

- 填表前請參閱《填表須知》。
  請用黑色墨水列印。
- Please read the accompanying notes before completing this form.
  Please print in black ink.

公司編號 Company Number: 2970

1 公司名稱 Company Name

Hang Lung Properties Limited 恒隆地產有限公司

(註 Note 7) **2 分配股份的日期或始末日期 Date or Period during which Shares were Allotted**

	日 DD	月 MM	年 YYYY
由 From	23	03	2004
至 To	16	04	2004

3 本次股份分配的總款額 Totals of this Allotment

	貨幣單位 Currency	款額 Amount
(註 Note 8) 已繳及應繳的總面額 Total Nominal Amount Paid and Payable	HK$	59,026,653.00
已繳及應繳的溢價總額 [第5A(a) + 5B(a)項] Total Premium Amount Paid and Payable [Sections 5A(a) + 5B(a)]	HK$	472,213,224.00

4 公司自成立爲法團當日起計，累積的已繳股款總額(包括本次分配但不包括溢價)
Cumulative Total of Paid-up Share Capital of the Company since Incorporation (Including this Allotment but Excluding Premium)

貨幣單位 Currency	款額 Amount
HK$	3,807,253,569.00

(註 Note 3) **提交人的資料 Presentor's Reference**

姓名 Name: Computershare Hong Kong Investor Services Limited
地址 Address: Rooms 1901-1905, 19/F Hopewell Centre
183 Queen's Road East
Wanchai
Hong Kong

電話 Tel: 2862 8628 傳真 Fax: 2865 0990

電郵地址 E-mail Address:

檔號 Reference:

請勿填寫本欄 For Official Use

表格 Form **SC1**

公司編號 Company Number

2970

5 本次股份分配的詳情 Details of this Allotment

A. 現金支付的分配股份 Shares Allotted for Cash

股份類別 Class of Shares	獲分配的股份數目 Number of Shares Allotted	*每股*的面值 Nominal Value of ***Each Share***	*每股*已繳及應繳的款額(包括溢價) Amount Paid and Payable on ***Each Share*** (Including Premium)		*每股*的溢價款額 Premium on ***Each Share***	已繳及應繳的溢價*總*款額 ***Total*** Premium Paid and Payable (a)
			已繳付 Paid	應繳付 Payable		
Ordinary	59,026,653	HK$1.00	HK$9.00	NIL	HK$8.00	472,213,224

(註 Note 9)

B. 非現金支付的分配股份 Shares Allotted otherwise than in Cash

股份類別 Class of Shares	獲分配的股份數目 Number of Shares Allotted	*每股*的面值 Nominal Value of ***Each Share***	*每股*被視作已繳及應繳的款額(包括溢價) Amount Treated as Paid and Payable on ***Each Share*** (Including Premium)		*每股*的溢價款額 Premium on ***Each Share***	被視作已繳及應繳的溢價*總*款額 ***Total*** Premium Treated as Paid and Payable (a)
			已繳付 Paid	應繳付 Payable		
N/A						

(註 Note 10) 分配上述(B)項股份的代價

Consideration for which the Shares in (B) have been Allotted

N/A

指明編號 2/2004 (修訂) (2004 年 2 月)
Specification No. 2/2004 (Revision) (Feb. 2004)

表格 Form **SC1**

公司編號 Company Number

2970

6 獲分配股份者的詳情 Details of Allottee(s)

姓名／名稱 Name	地址 Address	各類別股份分配的數目 No. of Shares Allotted by Class	
		類別 Class	類別 Class
	Please refer to the attached APPENDIX I		
	各類別股份分配的總數 Total Shares Allotted by Class		

For and on behalf of
HANG LUNG PROPERTIES LIMITED
恒隆地產有限公司

簽署 Signed : .... *Secretary*

姓名 Name : Robin Sik Wing CHING
~~董事 Director~~／秘書 Secretary *

日期 Date : 20 / 04 / 2004
日 DD / 月 MM / 年 YYYY

**請刪去不適用者* *Delete whichever does not apply*

指明編號 2/2004 (修訂) (2004 年 2 月)
Specification No. 2/2004 (Revision) (Feb. 2004)

APPENDIX I

HANG LUNG PROPERTIES LIMITED
LIST OF ALLOTTEES FOR THE PERIOD FROM 23 MARCH TO 16 APRIL 2004

(Allotments upon Conversion of Convertible Bonds)

Registered Name and Address	Description	Date of Allotment	No. of Ordinary Shares Allotted
Citi (Nominees) Limited G P O Box 14 Hong Kong	Nominee	23/03/2004 07/04/2004 15/04/2004 16/04/2004	6,666,666 9,526,666 2,794,444 1,864,444
Deutche Securities Asia Limited 55/F Cheung Kong Centre 2 Queen's Road Central Hong Kong	Company	08/04/2004	1,111,111
HSBC Nominees (Hong Kong) Limited 1 Queen's Road Central Hong Kong	Nominee	23/03/2004 24/03/2004 26/03/2004 07/04/2004 08/04/2004 13/04/2004 16/04/2004	3,234,441 85,555 44,444 1,460,000 2,274,444 1,470,000 2,212,222
Lehman Brothers Nominees (HK) Ltd Level 38 One Pacific Place 88 Queensway Hong Kong	Nominee	23/03/2004	126,666
Merrill Lynch Far East Ltd 17/F Asia Pacific Tower 3 Garden Road Central Hong Kong	Company	23/03/2004	666,666
Morgan Stanley Dean Witter Hong Kong Securities Limited 31/F Three Exchange Square Hong Kong	Company	13/04/2004 16/04/2004	14,186,665 10,611,108

..../2

APPENDIX I

HANG LUNG PROPERTIES LIMITED
LIST OF ALLOTTEES FOR THE PERIOD FROM 23 MARCH TO 16 APRIL 2004

(Allotments upon Conversion of Convertible Bonds)

Registered Name and Address	Description	Date of Allotment	No. of Ordinary Shares Allotted
UBS Nominees Asia Limited 25/F One Exchange Square 8 Connaught Place Hong Kong	Nominee	26/03/2004	691,111

Total No. of Allottees	:	7
Total No. of Shares Allotted	:	59,026,653

*** END OF REPORT ***

For and on behalf of
HANG LUNG PROPERTIES LIMITED
恒隆地產有限公司

Secretary

FORM I

Monthly Return on Movement of Listed Equity Securities
For the month ended 31 March 2004

To : E-Business & Information Services of The Stock Exchange of Hong Kong Limited

From : Hang Lung Properties Limited
(Name of Company)
Joe K F Poon – Vice President
Computershare Hong Kong Investor Services Limited - Share Registrars Tel No.: 2862 8522
(Name of Responsible Official)

Date : 6 April 2004

(A) Information on Types of Listed Equity Securities:
(please tick wherever applicable)

√ 1. Ordinary shares

2. Preference shares

√ 3. Other classes of shares; please specify: Convertible Cumulative Preference Shares

4. Warrants; please specify: ____________

(B) Movement in Authorised Share Capital:

	No. of Ordinary Shares/ Preference Shares/ Other Classes of Shares	Par Value (HK$)	Authorised Share Capital (HK$)
Balance at close of preceding month:	4,500,000,000 200,000	HK$1.00 HK$7,500.00	HK$4,500,000,000 1,500,000,000
Increase/(Decrease): (AGM approval date:)	N/A	N/A	N/A
Balance at close of the month:	4,500,000,000 200,000	HK$1.00 HK$7,500.00	HK$4,500,000,000 1,500,000,000
			HK$6,000,000,000

(C) Movement in Issued Share Capital:

	No. of Ordinary Shares	No. of Preference Shares	No. of Other Classes of Shares
Balance at close of preceding month:	3,071,980,169	84,150	
Increase/(Decrease) during the month:	124,137,296	(9,000)	
Balance at close of the month:	3,196,117,465	75,150	

(D) Details of Movement:

*please delete and insert 'N/A' wherever inapplicable

TYPE OF SECURITIES	SECURITIES IN ISSUE AT CLOSE OF PRECEDING MONTH	MOVEMENT DURING THE MONTH			SECURITIES IN ISSUE AT CLOSE OF THE MONTH	NO. OF NEW SHARES ARISING THEREFROM
SHARE OPTIONS* Type	No. of Options	Granted	Exercised	Cancelled	No. of Options	
1. ______ *Exercise price: HK$* ______ 2. ______ *Exercise price: HK$* ______						
WARRANTS* Date of Expiry	Nominal Value (HK$)	Exercised (HK$)			Nominal Value (HK$)	
1. ______ *Subscription price: HK$* ______ 2. ______ *Subscription price: HK$* ______						
CONVERTIBLES* Class	Units	Converted (Units)			Units	
Preference shares *Convertible price: HK$* 10.10	102,285	18,135			84,150	
OTHER ISSUES OF SHARES*						
Rights Issue	Price:	Issue and Allotment Date:				
Placing	Price:	Issue and Allotment Date:				
Bonus Issue		Issue and Allotment Date:				
Scrip Dividend		Issue and Allotment Date:				
Repurchase of Share		Cancellation Date:				
Redemption of Share		Redemption Date:				
Consideration Issue	Price:	Issue and Allotment Date:				
Others: Conversion * (please specify)	Price:	Issue and Allotment Date: March 2004				124,137,296

Total no. of ordinary shares/preference shares/other classes of shares increased/(decreased) during the month: **124,137,296**

Remarks: *** Conversion of**
(1) Convertible Preference Shares; and
(2) Convertible Bonds

For and on behalf of
COMPUTERSHARE HONG KONG INVESTOR SERVICES LIMITED
Registrars

Authorised Signatory
Name: Joe K F Poon
Title: Vice President - Client Services

Note:
All information contained in this form may be reproduced and provided to other information vendors or users of market data at the sole discretion of the Stock Exchange without prior notification to the company/issuer.

AC

CORPORATE SUBSTANTIAL SHAREHOLDER NOTICE

Notice pursuant to s. 324 of Part XV of the Securities and Futures Ordinance (Cap. 571)

Form for use by a corporation giving notice of:

(i) First acquiring an interest in 5% or more of the shares of a listed corporation (i.e. first becoming a substantial shareholder);
(ii) Changes in the percentage level, or nature, of its interest or its short position in such shares; and
(iii) Ceasing to have an interest of 5% in such shares (complete Boxes 1-19 and 27 only)

This Form must be completed in accordance with the directions and instructions in the Notes to Form 2.

1. Name of listed corporation Hang Lung Properties Ltd	
2. Stock Code: 101 **3. Class of shares:** Ordinary Shares	**4. Number of issued shares in class** 3,102,767,940

5. Name of substantial shareholder The Capital Group Companies, Inc.	**8. Business registration number** N/A	
	9. Place of incorporation Delaware, USA	**Certificate of Incorporation No.** 860206507
6. Registered office 333 South Hope Street, 55th Floor Los Angeles, CA 90071	**10. Contact Person** Greg Dickinson	
	11. Daytime telephone (213) 615-0469	**12. E-mail address** GRGroup@caproup.com
7. Principal place of business in Hong Kong 2601 One International Finance Centre, No.1 Harbour View Street Hong Kong ****To avoid delay, please send all correspondence to our office at: 333 South Hope Street, 55th Floor Los Angeles, CA 90071, USA**	**13. Exchange on which listed** N/A	
	14. Name of listed parent and exchange on which parent is listed N/A	

15. Date of relevant event

02	04	2004
(day)	(month)	(year)

16. Date when the substantial shareholder became aware of the relevant event/interest in the shares (if later)

(day)	(month)	(year)

17. Details of relevant event

	Relevant event code describing circumstances (see Table 1)	Code describing capacity in which shares were/are held (see Table 2)		Number of shares bought/sold or involved	Currency of transaction	On Exchange		Off Exchange	
		Before relevant event	After relevant event			Highest price per share	Average price per share	Average price per share	Consideration Code (See Table 3)
Long position	103	202	202	(4,100,000)	HKD	11.3384	11.3384		
Short position									

18. Total shares immediately before the relevant event

	Total number of shares	Percentage figure (%)
Long position	345,314,270	11.1292%
Short position		
Lending pool		

19. Total number of shares immediately after the event

	Total number of shares	Percentage figure (%)
Long position	341,214,266	10.9971%
Short position		
Lending pool		

20. Capacity in which interests disclosed in Box 19 are held

Code describing capacity (see Table 2)	Number of shares	
	Long position	Short position
202	341,214,266	

21. Further information in respect of derivative interests

Code describing derivatives (see Table 4)	Number of shares	
	Long position	Short position

22. Further information in relation to interests of corporations controlled by substantial shareholder

Name of controlled corporation	Address and place of incorporation	Name of controlling shareholder	% Control	Direct Interest (Y/N)	Number of Shares	
					Long Position	Short Position
Capital Research and Management Company	333 South Hope Street, 55th Floor, Los Angeles, CA 90071, USA	The Capital Group Companies, Inc.	100%	Y	107,044,000	
Capital Group International, Inc.	333 South Hope Street, 55th Floor, Los Angeles, CA 90071, USA	The Capital Group Companies, Inc.	100%	N	0	
Capital Guardian Trust Company	333 South Hope Street, 55th Floor, Los Angeles, CA 90071, USA	Capital Group International, Inc.	100%	Y	189,963,536	
Capital International, Inc.	11100 Santa Monica Boulevard, 15th Floor, Los Angeles, CA 90025, USA	Capital Group International, Inc.	100%	Y	21,269,900	
Capital International Limited	25 Bedford Street, London WC2E 9HN, UK	Capital Group International, Inc.	100%	Y	7,186,830	
Capital International S.A.	3 Place de Bergues, 1201 Geneva, Switzerland	Capital Group International, Inc.	100%	Y	15,750,000	

23. Further information in relation to interests held by substantial shareholder jointly with another person

Name of joint shareholder	Address	Number of shares	
		Long Position	Short Position
NIL			

24. Further information from a trustee, or beneficiary of a trust, or a founder of a Discretionary Trust

Name of Trust	Address	Status Code (see Table 5)	Number of shares	
			Long Position	Short Position
NIL				

25. Further information from a party to an agreement under Section 317 (Please see Notes for further information)

Name of other parties	Address	Number of shares
NIL		
Total number of shares in which substantial shareholder is interested under section 317 and 318		

26. Details of person(s) in accordance with whose directions the substantial shareholder or its directors are accustomed to act

Names	Address	Relationship Code (see Table 6)	Percentage (%)
NIL			

27. Date of filing this Form 2

05	04	2004
(day)	(month)	(year)

28. Number of continuation sheets 0

29. Number of attachments 0

FORM 2

CORPORATE SUBSTANTIAL SHAREHOLDER NOTICE

Notice pursuant to s. 324 of Part XV of the Securities and Futures Ordinance (Cap. 571)

Form for use by a corporation giving notice of :

(i) First acquiring an interest in 5% or more of the shares of a listed corporation (I.e. first becoming a substantial shareholder);

(ii) Changes in the percentage level, or nature, of its interest or its short position in such shares; and

(iii) Ceasing to have an interest of 5% in such shares (complete Boxes 1 to 19 and 27 only).

This Form must be completed in accordance with the directions and instructions in the Notes to Form 2.

1. Name of listed corporation

Hang Lung Properties Limited

2. Stock code 101

3. Class of shares Ordinary

4. Number of issued shares in class

3,196,117,465

5. Name of substantial shareholder

(a) HSBC Holdings plc (b) HSBC Finance (Netherlands)

(c) HSBC Holdings BV (d) HSBC Asia Holdings (UK) (e) HSBC Asia Holdings BV

(f) The Hongkong and Shanghai Banking Corporation Limited

(g) HSBC Investment Bank Asia Holdings Limited

(h) HSBC Broking Services (Asia) Limited

(i) Hang Seng Bank Limited

(j) The Bank of Bermuda Limited

8. Business registration number

(a) 13937424-000-09-02-A (b - e) N/A

(f) 00173611-000-01-03-8 (g) 07443526-000-09-02-1

(h) 07841035-000-05-00-8 (i) 00149472-000-01-03-1 (j) 04309965-000-11-03-6

9. Place of incorporation

(a, b, d) England (c, e) The Netherlands

(f - i) Hong Kong (j) Bermuda

Certificate of Incorporation No.

(a) 617987 (b) 2815114 (c) BV194640
(d) 4308091 (e) 607170 (f) 283876
(g) 102804 (h) 112355 (i) 3653(P)
(j) LC02109

6. Registered office

(a - d) 8 Canada Square, London E14 5HQ, United Kingdom

(e) Karspeldreef 6h, 1101 CJ Amsterdam ZO, The Netherlands

(f, g) 1 Queen's Road Central, Hong Kong

(h) 3rd Floor, Hutchison House, 10 Harcourt Road, Hong Kong

(i) 83 Des Voeux Road Central, Hong Kong

(j) 6 Front Street, Hamilton HM 11, Bermuda

10. Contact person

Esther W L Fung

11. Daytime tel. No.

28221168

12. *e-mail address*

estherfung@hsbc.com.hk

7. Principal place of business in Hong Kong

(a, f, g) 1 Queen's Road Central, Hong Kong (b - e) N/A

(h) 3rd Floor, Hutchison House, 10 Harcourt Road, Hong Kong

(i) 83 Des Voeux Road Central, Hong Kong

(j) 39th Floor, Edinburgh Tower, The Landmark, 15 Queen's Road Central, Hong Kong

13. Exchange on which listed

(a) London, Hong Kong, Bermuda, Paris, New York (b - h, j) N/A (i) Hong Kong

14. *Name of listed parent and exchange on which parent is listed*

(b - j) HSBC Holdings plc, Hong Kong and London Stock Exchanges

15. Date of relevant event

2	4	2004
(day)	(month)	(year)

16. Date when the substantial shareholder became aware of the relevant event/ interest in the shares (if later)

(day)	(month)	(year)

17. Details of relevant event

	Relevant event code describing circumstances (see Table 1)	Code describing capacity in which shares were/are held (see Table 2)		Number of shares bought/sold or involved	Currency of transaction	On Exchange		Off Exchange	
		Before relevant event	After relevant event			Highest price per share	Average price per share	Average consideration per share	Consideration Code (see Table 3)
Long position	(a - e) 115 (f) 107 (g - j) 115	214	201	131,000	(a - j) N/A	(a - j) 0	(a - j) 0	(a - j) 0	(a - j) N/A
Short position									

18. Total shares immediately before the relevant event

	Total number of shares		Percentage figure (%)
Long position	(a - e)	196,363,505	6.14
	(f)	196,281,505	6.14
	(g)	46,459,000	1.45
	(h)	18,924,500	0.59
	(i)	5	0.00
	(j)	82,000	0.00
Short position			
Lending pool			

19. Total shares immediately after the relevant event

	Total number of shares		Percentage figure (%)
Long position	(a - e)	196,363,505	6.14
	(f)	196,281,505	6.14
	(g)	46,459,000	1.45
	(h)	18,924,500	0.59
	(i)	5	0.00
	(j)	82,000	0.00
Short position			
Lending pool			

20. Capacity in which interests disclosed in Box 19 are held

Code describing capacity (see Table 2)		Number of shares	
		Long position	Short position
(a - e)	205	196,363,505	
(f)	201	130,898,000	
	205	65,383,505	
(g)	201	46,459,000	
(h)	201	18,924,500	
(i)	201	5	
(j)	201	82,000	

21. Further information in respect of derivative interests

Code describing derivatives (see Table 4)	Number of shares	
	Long position	Short position
	N/A	

22. Further information in relation to interests of corporations controlled by substantial shareholder

Name of controlled corporation	Address and place of incorporation	Name of controlling shareholder	% control	Direct interest (Y/N)	Number of shares	
					Long position	Short Position
HSBC Finance (Netherlands)	8 Canada Square, London E14 5HQ, United Kingdom (England)	HSBC Holdings plc	100.00	N	196,363,505	
HSBC Holdings BV	8 Canada Square, London E14 5HQ, United Kingdom (The Netherlands)	HSBC Finance (Netherlands)	100.00	N	196,363,505	
HSBC Asia Holdings (UK)	8 Canada Square, London E14 5HQ, United Kingdom (England)	HSBC Holdings BV	100.00	N	196,363,505	
HSBC Asia Holdings BV	Karspeldreef 6h, 1101 CJ Amsterdam ZO, The Netherlands (The Netherlands)	HSBC Asia Holdings (UK)	100.00	N	196,363,505	
The Bank of Bermuda Limited	6 Front Street, Hamilton HM 11, Bermuda (Bermuda)	HSBC Asia Holdings BV	100.00	Y	82,000	
The Hongkong and Shanghai Banking Corporation Limited	1 Queen's Road Central, Hong Kong (Hong Kong)	HSBC Asia Holdings BV	100.00	Y	130,898,000	
The Hongkong and Shanghai Banking Corporation Limited	1 Queen's Road Central, Hong Kong (Hong Kong)	HSBC Asia Holdings BV	100.00	N	65,383,505	

23. **Further information in relation to interests held by substantial shareholder jointly with another person**

Name of joint shareholder	Address	Number of shares	
		Long position	Short Position
	N/A		

24. **Further information from a trustee, or beneficiary of a trust, or a founder of a Discretionary Trust**

Name of Trust	Address	Status Code (see Table 5)	Number of shares	
			Long position	Short position
	N/A			

25. **Further information from a party to an agreement under Section 317** **(Please see Notes for further information required)**

Names of other parties	Address	Number of shares
	N/A	
Total number of shares in which substantial shareholder is interested under section 317 and 318		

26. Details of person(s) in accordance with whose directions the substantial shareholder or its directors are accustomed to act

Names	Address	Relationship Code (see Table 6)	Percentage (%)
	N/A		

27. Date of filing this Form 2

7	4	2004
(day)	(month)	(year)

28. Number of continuation sheets: 1

29. Number of attachments:

Form 2.

Continuation Sheet

22. Further information in relation to interests of corporations controlled by substantial shareholder

Name of controlled corporation	Address and place of incorporation	Name of controlling shareholder	% control	Direct interest (Y/N)	Number of shares	
					Long position	Short Position
HSBC Investment Bank Asia Holdings Limited	1 Queen's Road Central, Hong Kong (Hong Kong)	The Hongkong and Shanghai Banking Corporation Limited	100.00	Y	46,459,000	
HSBC Broking Services (Asia) Limited	3rd Floor, Hutchison House, 10 Harcourt Road, Hong Kong (Hong Kong)	The Hongkong and Shanghai Banking Corporation Limited	100.00	Y	18,924,500	
Hang Seng Bank Limited	83 Des Voeux Road Central, Hong Kong (Hong Kong)	The Hongkong and Shanghai Banking Corporation Limited	62.14	Y	5	

FORM 2

CORPORATE SUBSTANTIAL SHAREHOLDER NOTICE

Notice pursuant to s. 324 of Part XV of the Securities and Futures Ordinance (Cap. 571)

Form for use by a corporation giving notice of:

(i) First acquiring an interest in 5% or more of the shares of a listed corporation (i.e. first becoming a substantial shareholder);

(ii) Changes in the percentage level, or nature, of its interest or its short position in such shares; and

(iii) Ceasing to have an interest of 5% in such shares (complete Boxes 1 to 19 and 27 only).

This Form must be completed in accordance with the directions and instructions in the Notes to Form 2.

1. Name of listed corporation HANG LUNG PROPERTIES LIMITED	
2. Stock code 101	**4. Number of issued shares in class** 3,226,146,351
3. Class of shares Ordinary	

5. Name of substantial shareholder Purotat Limited	**8. Business registration number** 15331355-000-02	
	9. Place of incorporation Hong Kong	Certificate of Incorporation No. 344098
6. Registered office 26th Floor, 4 Des Voeux Road Central, Hong Kong	**10. Contact person** Mr. CHING Sik Wing, Robin	
	11. Daytime tel. No. 28790111	**12. e-mail address** RobinChing@hanglung.com
7. Principal place of business in Hong Kong	**13. Exchange on which listed** N/A	
	14. Name of listed parent and exchange on which parent is listed Hang Lung Group Limited / Hong Kong Stock Exchange	

15. Date of relevant event

13	04	2004
(day)	(month)	(year)

16. Date when the substantial shareholder became aware of the relevant event/ interest in the shares (if later)

14	04	2004
(day)	(month)	(year)

17. Details of relevant event

	Relevant event code describing circumstances (see Table 1)	Code describing capacity in which shares were/are held (see Table 2)		Number of shares bought/sold or involved	Currency of transaction	On Exchange		Off Exchange	
		Before relevant event	After relevant event			Highest price per share	Average price per share	Average consideration per share	Consideration Code (see Table 3)
Long position	104	205	205	354,227,500	HKD				- Select -
Short position	- Select -	- Select -	- Select -						

18. Total shares immediately before the relevant event

	Total number of shares	Percentage figure (%)
Long position	354,227,500	11.03
t position		
Lending pool		

19. Total shares immediately after the relevant event

	Total number of shares	Percentage figure (%)
Long position	354,227,500	10.98
Short position		
Lending pool		

20. Capacity in which interests disclosed in Box 19 are held

Code describing capacity (see Table 2)	Number of shares	
	Long position	Short position
205	354,227,500	
- Select -		
- Select -		
- Select -		
- Select -		

21. Further information in respect of derivative interests

Code describing derivatives (see Table 4)	Number of shares	
	Long position	Short position
- Select -		
- Select -		
- Select -		
- Select -		
- Select -		

182

FORM 2

CORPORATE SUBSTANTIAL SHAREHOLDER NOTICE

Notice pursuant to s. 324 of Part XV of the Securities and Futures Ordinance (Cap. 571)

Form for use by a corporation giving notice of :

(i) First acquiring an interest in 5% or more of the shares of a listed corporation (i.e. first becoming a substantial shareholder);

(ii) Changes in the percentage level, or nature, of its interest or its short position in such shares; and

(iii) Ceasing to have an interest of 5% in such shares (complete Boxes 1 to 19 and 27 only).

This Form must be completed in accordance with the directions and instructions in the Notes to Form 2.

1. Name of listed corporation
HANG LUNG PROPERTIES LIMITED

2. Stock code 101

3. Class of shares Ordinary

4. Number of issued shares in class
3,226,146,351

5. Name of substantial shareholder
Purotat Limited

6. Registered office
26th Floor, 4 Des Voeux Road Central, Hong Kong

7. Principal place of business in Hong Kong

8. Business registration number
15331355-000-02

Certificate of Incorporation No.
344098

9. Place of incorporation
Hong Kong

10. Contact person
Mr. CHING Sik Wing, Robin

11. Daytime tel. No.
28790111

12. e-mail address
RobinChing@hanglung.com

13. Exchange on which listed
N/A

14. Name of listed parent and exchange on which parent is listed
Hang Lung Group Limited / Hong Kong Stock Exchange

15. Date of relevant event

13	04	2004
(day)	(month)	(year)

16. Date when the substantial shareholder became aware of the relevant event/ interest in the shares (if later)

14	04	2004
(day)	(month)	(year)

17. Details of relevant event

	Relevant event code describing circumstances (see Table 1)	Code describing capacity in which shares were/are held (see Table 2) Before relevant event	After relevant event	Number of shares bought/sold or involved	Currency of transaction	On Exchange: Highest price per share	Average price per share	Aver... cons... sha...
		205	205	354,227,500	HKD			
Long position	104	- Select -	- Select -					
Short position	- Select -							

18. Total shares immediately before the relevant event

	Total number of shares	Percentage figure (%)
	354,227,500	11.03
Long position		
[illegible] position		
Lending pool		

19. Total shares immediately after the releva...

	Total number of s...
	3...
Long position	
Short position	
Lending pool	

20. Capacity in which interests disclosed in Box 19 are held

Code describing capacity (see Table 2)	Number of shares: Long position	Short position
	354,227,500	
205		
- Select -		
- Select -		
- Select -		

21. Further information in respect of d...

Code describing derivatives (see Table 4)	L...
- Select -	
- Select -	
- Select -	
- Select -	
- Select -	

22. Further information in relation to interests of corporations controlled by substantial shareholder

Name of controlled corporation	Address and place of incorporation	Name of controlling shareholder	% control	Direct interest (Y/N)	Number of shares	
					Long position	Short Position
Purotat Limited	26th Floor, 4 Des Voeux Road Central, Hong Kong.	Hang Lung Group Limited	100.00	Y	354,227,500	

23. Further information in relation to interests held by substantial shareholder jointly with another person

Name of joint shareholder	Address	Number of shares	
		Long position	Short Position
	N/A		

24. Further information from a trustee, or beneficiary of a trust, or a founder of a Discretionary Trust

Name of Trust	Address	Status Code (see Table 5)	Number of shares	
			Long position	Short position
		- Select -		
	N/A	- Select -		
		- Select -		

25. Further information from a party to an agreement under Section 317 (Please see Notes for further information required)

Names of other parties	Address	Number of shares
	N/A	
Total number of shares in which substantial shareholder is interested under section 317 and 318		

26. Details of person(s) in accordance with whose directions the substantial shareholder or its directors are accustomed to act

Names	Address	Relationship Code (see Table 6)	Percentage (%)
		- Select -	
	N/A	- Select -	
		- Select -	

27. Date of filing this Form 2

15	04	2004
(day)	(month)	(year)

28. Number of continuation sheets 0

29. Number of attachments 0

Form 2.

FORM 2

CORPORATE SUBSTANTIAL SHAREHOLDER NOTICE

Notice pursuant to s. 324 of Part XV of the Securities and Futures Ordinance (Cap. 571)

Form for use by a corporation giving notice of:

(i) First acquiring an interest in 5% or more of the shares of a listed corporation (i.e. first becoming a substantial shareholder);

(ii) Changes in the percentage level, or nature, of its interest or its short position in such shares; and

(iii) Ceasing to have an interest of 5% in such shares (complete Boxes 1 to 19 and 27 only).

This Form must be completed in accordance with the directions and instructions in the Notes to Form 2.

1. Name of listed corporation HANG LUNG PROPERTIES LIMITED			
2. Stock code	101	**4. Number of issued shares in class**	
3. Class of shares	Ordinary	3,252,841,896	

5. Name of substantial shareholder Prosperland Housing Limited	**8. Business registration number** 04937744-000-04	
	9. Place of incorporation Hong Kong	Certificate of Incorporation No. 26329
6. Registered office 26th Floor, 4 Des Voeux Road Central, Hong Kong	**10. Contact person** Mr. CHING Sik Wing, Robin	
	11. Daytime tel. No. 28790111	**12. e-mail address** RobinChing@hanglung.com
·incipal place of business in Hong Kong	**13. Exchange on which listed** N/A	
	14. Name of listed parent and exchange on which parent is listed Hang Lung Group Limited / Hong Kong Stock Exchange	

15. Date of relevant event

21	04	2004
(day)	(month)	(year)

16. Date when the substantial shareholder became aware of the relevant event/ interest in the shares (if later)

22	04	2004
(day)	(month)	(year)

17. Details of relevant event

	Relevant event code describing circumstances (see Table 1)	Code describing capacity in which shares were/are held (see Table 2)		Number of shares bought/sold or involved	Currency of transaction	On Exchange		Off Exchange	
		Before relevant event	After relevant event			Highest price per share	Average price per share	Average consideration per share	Consideration Code (see Table 3)
Long position	104	205	205		HKD				- Select -
Short position	- Select -	- Select -	- Select -						

18. Total shares immediately before the relevant event

	Total number of shares	Percentage figure (%)
·g position	1,267,608,690	39.08
·hort position		
Lending pool		

19. Total shares immediately after the relevant event

	Total number of shares	Percentage figure (%)
Long position	1,267,608,690	38.97
Short position		
Lending pool		

20. Capacity in which interests disclosed in Box 19 are held

Code describing capacity (see Table 2)	Number of shares	
	Long position	Short position
205	1,267,608,690	
- Select -		
- Select -		
- Select -		
- Select -		

21. Further information in respect of derivative interests

Code describing derivatives (see Table 4)	Number of shares	
	Long position	Short position
- Select -		
- Select -		
- Select -		
- Select -		
- Select -		

22. Further information in relation to interests of corporations controlled by substantial shareholder

Name of controlled corporation	Address and place of incorporation	Name of controlling shareholder	% control	Direct interest (Y/N)	Number of shares	
					Long position	Short Position
Prosperland Housing Limited	26th Floor, 4 Des Voeux Road Central, Hong Kong.	Hang Lung Group Limited	100.00	Y	1,267,523,511	
Prosperland Housing Limited	26th Floor, 4 Des Voeux Road Central, Hong Kong.	Hang Lung Group Limited	100.00	N	85,179	
Curicao Company Limited	26th Floor, 4 Des Voeux Road Central, Hong Kong.	Prosperland Housing Limited	100.00	Y	85,179	

23. Further information in relation to interests held by substantial shareholder jointly with another person

Name of joint shareholder	Address	Number of shares	
		Long position	Short Position
	N/A		

24. Further information from a trustee, or beneficiary of a trust, or a founder of a Discretionary Trust

Name of Trust	Address	Status Code (see Table 5)	Number of shares	
			Long position	Short position
		- Select -		
	N/A	- Select -		
		- Select -		

25. Further information from a party to an agreement under Section 317 (Please see Notes for further information required)

Names of other parties	Address	Number of shares
	N/A	
Total number of shares in which substantial shareholder is interested under section 317 and 318		

26. Details of person(s) in accordance with whose directions the substantial shareholder or its directors are accustomed to act

Names	Address	Relationship Code (see Table 6)	Percentage (%)
		- Select -	
	N/A	- Select -	
		- Select -	

27. Date of filing this Form 2

22	04	2004
(day)	(month)	(year)

28. Number of continuation sheets: 0

29. Number of attachments: 0

Form 2.

FORM 2

CORPORATE SUBSTANTIAL SHAREHOLDER NOTICE

Notice pursuant to s. 324 of Part XV of the Securities and Futures Ordinance (Cap. 571)

Form for use by a corporation giving notice of :

(i) First acquiring an interest in 5% or more of the shares of a listed corporation (i.e. first becoming a substantial shareholder);

(ii) Changes in the percentage level, or nature, of its interest or its short position in such shares; and

(iii) Ceasing to have an interest of 5% in such shares (complete Boxes 1 to 19 and 27 only).

This Form must be completed in accordance with the directions and instructions in the Notes to Form 2.

1. Name of listed corporation HANG LUNG PROPERTIES LIMITED	
2. Stock code 101	**4. Number of issued shares in class** 3,252,841,896
3. Class of shares ORDINARY	

5. Name of substantial shareholder COLE LIMITED	**8. Business registration number** N/A	
	9. Place of incorporation ISLE OF MAN	Certificate of Incorporation No. 29074
6. Registered office 33-37 ATHOL STREET, DOUGLAS, ISLE OF MAN	**10. Contact person** HO TUEN YEE	
	11. Daytime tel. No. 2890 6484	**12. e-mail address**
7. ipal place of business in Hong Kong N/A	**13. Exchange on which listed** N/A	
	14. Name of listed parent and exchange on which parent is listed N/A	

15. Date of relevant event

21	4	2004
(day)	(month)	(year)

16. Date when the substantial shareholder became aware of the relevant event/ interest in the shares (if later)

N/A	N/A	N/A
(day)	(month)	(year)

17. Details of relevant event

	Relevant event code describing circumstances (see Table 1)	Code describing capacity in which shares were/are held (see Table 2)		Number of shares bought/sold or involved	Currency of transaction	On Exchange		Off Exchange	
		Before relevant event	After relevant event			Highest price per share	Average price per share	Average consideration per share	Consideration Code (see Table 3)
Long position	- Select - 104	- Select - N/A	- Select - N/A	N/A	HKD N/A	N/A	N/A	N/A	- Select - N/A
Short position	- Select - N/A	- Select -	- Select -						

18. Total shares immediately before the relevant event

	Total number of shares	Percentage figure (%)
Long position	1,851,423,670	57.08
Short position	N/A	
Lending pool	N/A	

19. Total shares immediately after the relevant event

	Total number of shares	Percentage figure (%)
Long position	1,852,503,670	56.95
Short position	N/A	
Lending pool	N/A	

20. Capacity in which interests disclosed in Box 19 are held

Code describing capacity (see Table 2)	Number of shares	
	Long position	Short position
- Select - 207	1,852,503,670	N/A
- Select -		
- Select -		
- Select -		
- Select -		

21. Further information in respect of derivative interests

Code describing derivatives (see Table 4)	Number of shares	
	Long position	Short position
- Select - N/A		
- Select -		
- Select -		
- Select -		
- Select -		

22. Further information in relation to interests of corporations controlled by substantial shareholder

Name of controlled corporation	Address and place of incorporation	Name of controlling shareholder	% control	Direct interest (Y/N)	Number of shares	
					Long position	Short Position
KINGSWICK INVESTMENT LIMITED	PASEA ESTATE, ROAD TOWN, TORTOLA, BRITISH VIRGIN ISLANDS (BRITISH VIRGIN ISLANDS)	COLE LIMITED	100.00	Y	28,333,100	N/A
KINGSWICK INVESTMENT LIMITED	PASEA ESTATE, ROAD TOWN, TORTOLA, BRITISH VIRGIN ISLANDS (BRITISH VIRGIN ISLANDS)	COLE LIMITED	100.00	N	1,824,170,570	N/A
FARBASE INVESTMENT LIMITED	PASEA ESTATE, ROAD TOWN, TORTOLA, BRITISH VIRGIN ISLANDS (BRITISH VIRGIN ISLANDS)	COLE LIMITED	100.00	N	1,824,170,570	N/A
MAGENTA HOLDINGS LIMITED	P.O. BOX 71, CRAIGMUIR CHAMBERS, ROAD TOWN, TORTOLA, BRITISH VIRGIN ISLANDS (BRITISH VIRGIN ISLANDS)	COLE LIMITED	100.00	N	1,824,170,570	N/A
BOLAND ENTERPRISES LIMITED	PASEA ESTATE, ROAD TOWN, TORTOLA, BRITISH VIRGIN ISLANDS (BRITISH VIRGIN ISLANDS)	MAGENTA HOLDINGS LIMITED	100.00	N	1,824,170,570	N/A
HANG LUNG GROUP LIMITED	28TH FLOOR, 4 DES VOEUX ROAD CENTRAL, HONG KONG (HONG KONG)	COLE LIMITED	37.18	N	1,824,170,570	N/A
PROSPERLAND HOUSING LIMITED	26TH FLOOR, 4 DES VOEUX ROAD CENTRAL, HONG KONG (HONG KONG)	HANG LUNG GROUP LIMITED	100.00	Y	1,267,523,511	N/A
PROSPERLAND HOUSING LIMITED	26TH FLOOR, 4 DES VOEUX ROAD CENTRAL, HONG KONG (HONG KONG)	HANG LUNG GROUP LIMITED	100.00	N	85,179	N/A

23. Further information in relation to interests held by substantial shareholder jointly with another person

Name of joint shareholder	Address	Number of shares	
		Long position	Short Position
N/A			

24. Further information from a trustee, or beneficiary of a trust, or a founder of a Discretionary Trust

Name of Trust	Address	Status Code (see Table 5)	Number of shares	
			Long position	Short position
(PRIVATE)	(PRIVATE)	- Select - 501	1,852,503,670 IN TOTAL	N/A
		- Select -		
		- Select -		

25. Further information from a party to an agreement under Section 317 (**Please see Notes for further information required)**

Names of other parties	Address	Number of shares
N/A		
Total number of shares in which substantial shareholder is interested under section 317 and 318		

26. Details of person(s) in accordance with whose directions the substantial shareholder or its directors are accustomed to act

Names	Address	Relationship Code (see Table 6)	Percentage (%)
N/A		- Select -	
		- Select -	
		- Select -	

27. Date of filing this Form 2

23	4	2004
(day)	(month)	(year)

28. Number of continuation sheets 1

29. Number of attachments

Form 2.

22. Further information in relation to interests of corporations controlled by substantial shareholder

Name of controlled corporation	Address and place of incorporation.	Name of controlling shareholder	% control	Direct interest (Y/N)	Number of shares	
					Long position	Short Position
CURICAO COMPANY LIMITED	26TH FLOOR, 4 DES VOEUX ROAD CENTRAL, HONG KONG (HONG KONG)	PROSPERLAND HOUSING LIMITED	100.00	Y	85,179	N/A
PUROTAT LIMITED	26TH FLOOR, 4 DES VOEUX ROAD CENTRAL, HONG KONG (HONG KONG)	HANG LUNG GROUP LIMITED	100.00	Y	354,227,500	N/A
YEE FLY INVESTMENT LIMITED	26TH FLOOR, 4 DES VOEUX ROAD CENTRAL, HONG KONG (HONG KONG)	HANG LUNG GROUP LIMITED	100.00	Y	163,665	N/A
YEE FLY INVESTMENT LIMITED	26TH FLOOR, 4 DES VOEUX ROAD CENTRAL, HONG KONG (HONG KONG)	HANG LUNG GROUP LIMITED	100.00	N	120,608,945	N/A
YEE FLY INVESTMENT LIMITED	26TH FLOOR, 4 DES VOEUX ROAD CENTRAL, HONG KONG (HONG KONG)	HANG LUNG GROUP LIMITED	100.00	N	8,520	N/A
BELIEVECITY LIMITED	26TH FLOOR, 4 DES VOEUX ROAD CENTRAL, HONG KONG (HONG KONG)	YEE FLY INVESTMENT LIMITED	100.00	Y	120,608,945	N/A
KINDSTOCK LIMITED	26TH FLOOR, 4 DES VOEUX ROAD CENTRAL, HONG KONG (HONG KONG)	YEE FLY INVESTMENT LIMITED	100.00	Y	8,520	N/A
COKAGE LIMITED	26TH FLOOR, 4 DES VOEUX ROAD CENTRAL, HONG KONG (HONG KONG)	HANG LUNG GROUP LIMITED	100.00	Y	53,893,250	N/A
ATLAS LIMITED	AKARA BUILDING, 24 DE CASTRO STREET, WICKHAMS CAY I, ROAD TOWN, TORTOLA, BRITISH VIRGIN ISLANDS (BRITISH VIRGIN ISLANDS)	HANG LUNG GROUP LIMITED	100.00	N	27,660,000	N/A
HAN[illegible]NG COMPANY LIMI[illegible]	26TH FLOOR, 4 DES VOEUX ROAD CENTRAL, HONG KONG (HONG KONG)	ATLAS LIMITED	100.00	Y	27,660,000	N/A

FORM 1

INDIVIDUAL SUBSTANTIAL SHAREHOLDER NOTICE

Notice pursuant to s. 324 of Part XV of the Securities and Futures Ordinance (Cap. 571)

Form for use by an individual giving notice of :

(i) First acquiring an interest in 5% or more of the shares of a listed corporation (i.e. first becoming a substantial shareholder);

(ii) Changes in the percentage level, or nature, of his interest or his short position in such shares; and

(iii) Ceasing to have an interest in 5% of such shares (complete Boxes 1 to 16 and 24 only)

This Form must be completed in accordance with the directions and instructions in the Notes to Form 1.

1. Name of listed corporations HANG LUNG PROPERTIES LIMITED		
2. Stock code	101	**4. Number of issued shares in class** 3,252,841,896
3. Class of shares	ORDINARY	

5. Name of substantial shareholder (English) as printed on HKID/Passport CHAN TAN (Surname)	CHING FEN (Other names)	**8. Name of substantial shareholder (Chinese)** 陳譚慶芬
6. HKID/Passport No. A056619(8)	**Country of issue of Passport** N/A	**9. Chinese Character Code** 7115 6223 1987 5358
7. Address of substantial shareholder A5, 14 MT. KELLETT ROAD, THE PEAK, HONG KONG		**10. Daytime tel. No.** 2576 6800
		11. e-mail address

12. Date of relevant event

21	4	2004
(day)	(month)	(year)

13. Date when the substantial shareholder became aware of the relevant event/ interest in the shares (if later)

N/A	N/A	N/A
(day)	(month)	(year)

14. Details of relevant event

	Relevant event code describing circumstances (see Table 1)	Code describing capacity in which shares were/are held (see Table 2)		Number of shares bought/sold or involved	Currency of transaction	On Exchange		Off Exchange	
		Before relevant event	After relevant event			Highest price per share	Average price per share	Average consideration per share	Consideration Code (see Table 3)
Long position	104	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
Short position	N/A								

15. Total shares immediately before the relevant event

	Total number of shares	Percentage figure (%)
Long position	1,851,423,670	57.08
Short position	N/A	
ending pool	N/A	

16. Total shares immediately after the relevant event

	Total number of shares	Percentage figure (%)
Long position	1,852,503,670	56.95
Short position	N/A	
Lending pool	N/A	

17. Capacity in which interests disclosed in Box 16 are held

Code describing capacity (see Table 2)	Number of shares	
	Long position	Short position
209	1,852,503,670	N/A

18. Further information in respect of derivative interests

Code describing derivatives (see Table 4)	Number of shares	
	Long position	Short position
N/A		

19. Further information in relation to interests of children under 18 and/or spouse

Name of child/spouse	Address	Number of shares	
		Long position	Short position
N/A			

20. Further information in relation to interests of corporations controlled by substantial shareholder

Name of controlled corporation	Address and place of incorporation	Name of controlling shareholder	% control	Direct interest (Y/N)	Number of shares	
					Long position	Short position
N/A						

21. Further information in relation to interests held by substantial shareholder jointly with another person

Name of joint shareholder	Address	Number of shares	
		Long position	Short position
N/A			

22. Further information from a trustee, or beneficiary of a trust, or a person who has set up a Discretionary Trust

Name of Trust	Address	Status Code (see Table 5)	Number of shares	
			Long position	Short position
(PRIVATE)	(PRIVATE)	503	1,852,503,670 IN TOTAL	N/A

23. Further information from a party to an agreement under Section 317 *(Please see Notes for further information required)*

lames of other parties	Address	Number of shares
N/A		
Total number of shares in which substantial shareholder is interested under section 317 and 318		

24. Date of filing this Form 1

23	4	2004
(day)	(month)	(year)

25. Number of continuation sheets

Form 1.

26. Number of attachments

公司註冊處
Companies Registry

股份分配申報表
Return of Allotments

(公司條例第45(1)條)
(Companies Ordinance s. 45(1))

表格 Form **SC1**

重要事項 Important Notes

- 填表前請參閱《填表須知》。
  請用黑色墨水列印。
- Please read the accompanying notes before completing this form.
  Please print in black ink.

公司編號 Company Number

2970

1 公司名稱 Company Name

Hang Lung Properties Limited 恒隆地產有限公司

(註 Note 7) **2 分配股份的日期或始末日期 Date or Period during which Shares were Allotted**

由 From			至 To		
21	04	2004	14	05	2004
日 DD	月 MM	年 YYYY	日 DD	月 MM	年 YYYY

3 本次股份分配的總款額 Totals of this Allotment

	貨幣單位 Currency	款額 Amount
(註 Note 8) 已繳及應繳的總面額 **Total** Nominal Amount Paid and Payable	HK$	25,769,988.00
已繳及應繳的溢價總額 [第5A(a) + 5B(a)項] **Total** Premium Amount Paid and Payable [Sections 5A(a) + 5B(a)]	HK$	206,159,904.00

4 公司自成立爲法團當日起計，累積的已繳股款總額(包括本次分配但不包括溢價)
Cumulative Total of Paid-up Share Capital of the Company since Incorporation (Including this Allotment but Excluding Premium)

貨幣單位 Currency	款額 Amount
HK$	3,833,023,557.00

(註 Note 3) **提交人的資料 Presentor's Reference**

姓名 Name: Computershare Hong Kong Investor Services Limited
地址 Address: Rooms 1901-1905, 19/F Hopewell Centre
183 Queen's Road East
Wanchai
Hong Kong

電話 Tel: 2862 8628 傳真 Fax: 2865 0990

電郵地址 E-mail Address:

檔號 Reference:

請勿填寫本欄 For Official Use

表格 Form **SC1**

公司編號 Company Number

2970

5 本次股份分配的詳情 Details of this Allotment

A. 現金支付的分配股份 Shares Allotted for Cash

股份類別 Class of Shares	獲分配的股份數目 Number of Shares Allotted	*每股*的面值 Nominal Value of ***Each Share***	*每股*已繳及應繳的款額 (包括溢價) Amount Paid and Payable on ***Each Share*** (Including Premium)		*每股*的溢價款額 Premium on ***Each Share***	已繳及應繳的溢價*總*款額 ***Total*** Premium Paid and Payable (a)
			已繳付 Paid	應繳付 Payable		
Ordinary	25,769,988	HK$1.00	HK$9.00	NIL	HK$8.00	206,159,904

(註 Note 9) B. 非現金支付的分配股份 Shares Allotted otherwise than in Cash

股份類別 Class of Shares	獲分配的股份數目 Number of Shares Allotted	*每股*的面值 Nominal Value of ***Each Share***	*每股*被視作已繳及應繳的款額 (包括溢價) Amount Treated as Paid and Payable on ***Each Share*** (Including Premium)		*每股*的溢價款額 Premium on ***Each Share***	被視作已繳及應繳的溢價*總*款額 ***Total*** Premium Treated as Paid and Payable (a)
			已繳付 Paid	應繳付 Payable		
N/A						

(註 Note 10) 分配上述(B)項股份的代價

Consideration for which the Shares in (B) have been Allotted

N/A

指明編號 2/2004 (修訂) (2004 年 2 月)
Specification No. 2/2004 (Revision) (Feb. 2004)

表格 Form **SC1**

公司編號 Company Number

2970

6 獲分配股份者的詳情 Details of Allottee(s)

姓名／名稱 Name	地址 Address	各類別股份分配的數目 No. of Shares Allotted by Class	
		類別 Class	類別 Class
	Please refer to the attached APPENDIX I		
	各類別股份分配的總數 Total Shares Allotted by Class		

For and on behalf of
HANG LUNG PROPERTIES LIMITED
恒隆地產有限公司

簽署 Signed : .... *Secretary*

姓名 Name : Robin Sik Wing CHING

~~董事 Director~~／秘書 Secretary *

日期 Date : 17/05/2004
日 DD / 月 MM / 年 YYYY

**請刪去不適用者* *Delete whichever does not apply*

指明編號 2/2004 (修訂) (2004 年 2 月)
Specification No. 2/2004 (Revision) (Feb. 2004)

HANG LUNG PROPERTIES LIMITED
LIST OF ALLOTTEES FOR THE PERIOD FROM 21 APRIL TO 14 MAY 2004

(Allotments upon Conversion of Convertible Bonds)

Registered Name and Address	Description	Date of Allotment	No. of Ordinary Shares Allotted
Citi (Nominees) Limited G P O Box 14 Hong Kong	Nominee	21/04/2004 22/04/2004	2,427,774 11,111
Deutche Securities Asia Limited 55/F Cheung Kong Centre 2 Queen's Road Central Hong Kong	Company	22/04/2004	413,333
Horsford Nominees Ltd c/o Standard Chartered Bank Custody and Clearing Services G P O Box 199 Hong Kong	Nominee	21/04/2004 22/04/2004 27/04/2004 10/05/2004 14/05/2004	6,666 215,555 14,327,777 721,111 145,555
HSBC Nominees (Hong Kong) Limited 1 Queen's Road Central Hong Kong	Nominee	21/04/2004 22/04/2004	747,777 374,442
KBC Financial Products Trading Hong Kong Ltd 1201-1203 Citibank Tower Citibank Plaza 3 Garden Road Central Hong Kong	Company	21/04/2004	633,333
Morgan Stanley Dean Witter Hong Kong Securities Limited 31/F Three Exchange Square Hong Kong	Company	21/04/2004 10/05/2004 13/05/2004	350,000 205,555 142,222
UBS Nominees Asia Limited 25/F One Exchange Square 8 Connaught Place Hong Kong	Nominee	21/04/2004	5,047,777

Total No. of Allottees : 7

Total No. of Shares Allotted : 25,769,988

*** END OF REPORT ***

For and on behalf of
HANG LUNG PROPERTIES LIMITED
恒 隆 地 產 有 限 公 司

....
Secretary

FORM 2

CORPORATE SUBSTANTIAL SHAREHOLDER NOTICE

Notice pursuant to s. 324 of Part XV of the Securities and Futures Ordinance (Cap. 571)

Form for use by a corporation giving notice of :

(i) First acquiring an interest in 5% or more of the shares of a listed corporation (i.e. first becoming a substantial shareholder);

(ii) Changes in the percentage level, or nature, of its interest or its short position in such shares; and

(iii) Ceasing to have an interest of 5% in such shares (complete Boxes 1 to 19 and 27 only).

RECEIVED 2005 FEB -7 A

This Form must be completed in accordance with the directions and instructions in the Notes to Form 2.

1. Name of listed corporation HANG LUNG PROPERTIES LIMITED	
2. Stock code 101	**4. Number of issued shares in class** 3,253,856,337
3. Class of shares ORDINARY	

5. Name of substantial shareholder COLE LIMITED	**8. Business registration number** N/A	
	9. Place of incorporation ISLE OF MAN	Certificate of Incorporation No. 29074
6. Registered office 33-37 ATHOL STREET, DOUGLAS, ISLE OF MAN	**10. Contact person** HO TUEN YEE	
	11. Daytime tel. No. 2890 6484	**12. e-mail address**
7. [Prin]cipal place of business in Hong Kong N/A	**13. Exchange on which listed** N/A	
	14. Name of listed parent and exchange on which parent is listed N/A	

15. Date of relevant event

22	4	2004
(day)	(month)	(year)

16. Date when the substantial shareholder became aware of the relevant event/ interest in the shares (if later)

N/A	N/A	N/A
(day)	(month)	(year)

17. Details of relevant event

	Relevant event code describing circumstances (see Table 1)	Code describing capacity in which shares were/are held (see Table 2)		Number of shares bought/sold or involved	Currency of transaction	On Exchange		Off Exchange	
		Before relevant event	After relevant event			Highest price per share	Average price per share	Average consideration per share	Consideration Code (see Table 3)
Long position	- Select - 103	- Select - 207	- Select - 207	2,374,000	HKD	11.000	10.647	N/A	- Select - N/A
Short position	- Select - N/A	- Select -	- Select -						

18. Total shares immediately before the relevant event

	Total number of shares	Percentage figure (%)
Long position	1,852,503,670	56.95
Short position	N/A	
Lending pool	N/A	

19. Total shares immediately after the relevant event

	Total number of shares	Percentage figure (%)
Long position	1,854,877,670	57.01
Short position	N/A	
Lending pool	N/A	

20. Capacity in which interests disclosed in Box 19 are held

Code describing capacity (see Table 2)	Number of shares	
	Long position	Short position
- Select - 207	1,854,877,670	N/A
- Select -		
- Select -		
- Select -		
- Select -		

21. Further information in respect of derivative interests

Code describing derivatives (see Table 4)	Number of shares	
	Long position	Short position
- Select - N/A		
- Select -		
- Select -		
- Select -		
- Select -		

22. Further information in relation to interests of corporations controlled by substantial shareholder

Name of controlled corporation	Address and place of incorporation	Name of controlling shareholder	% control	Direct interest (Y/N)	Number of shares	
					Long position	Short Position
KINGSWICK INVESTMENT LIMITED	PASEA ESTATE, ROAD TOWN, TORTOLA, BRITISH VIRGIN ISLANDS (BRITISH VIRGIN ISLANDS)	COLE LIMITED	100.00	Y	28,333,100	N/A
KINGSWICK INVESTMENT LIMITED	PASEA ESTATE, ROAD TOWN, TORTOLA, BRITISH VIRGIN ISLANDS (BRITISH VIRGIN ISLANDS)	COLE LIMITED	100.00	N	1,826,544,570	N/A
FARBASE INVESTMENT LIMITED	PASEA ESTATE, ROAD TOWN, TORTOLA, BRITISH VIRGIN ISLANDS (BRITISH VIRGIN ISLANDS)	COLE LIMITED	100.00	N	1,826,544,570	N/A
MAGENTA HOLDINGS LIMITED	P.O. BOX 71, CRAIGMUIR CHAMBERS, ROAD TOWN, TORTOLA, BRITISH VIRGIN ISLANDS (BRITISH VIRGIN ISLANDS)	COLE LIMITED	100.00	N	1,826,544,570	N/A
BOLAND ENTERPRISES LIMITED	PASEA ESTATE, ROAD TOWN, TORTOLA, BRITISH VIRGIN ISLANDS (BRITISH VIRGIN ISLANDS)	MAGENTA HOLDINGS LIMITED	100.00	N	1,826,544,570	N/A
HANG LUNG GROUP LIMITED	28TH FLOOR, 4 DES VOEUX ROAD CENTRAL, HONG KONG (HONG KONG)	COLE LIMITED	37.18	N	1,826,544,570	N/A
PROSPERLAND HOUSING LIMITED	26TH FLOOR, 4 DES VOEUX ROAD CENTRAL, HONG KONG (HONG KONG)	HANG LUNG GROUP LIMITED	100.00	Y	1,267,523,511	N/A
PROSPERLAND HOUSING LIMITED	26TH FLOOR, 4 DES VOEUX ROAD CENTRAL, HONG KONG (HONG KONG)	HANG LUNG GROUP LIMITED	100.00	N	85,179	N/A

23. Further information in relation to interests held by substantial shareholder jointly with another person

N· of joint shareholder	Address	Number of shares	
		Long position	Short Position
N/A			

24. Further information from a trustee, or beneficiary of a trust, or a founder of a Discretionary Trust

Name of Trust	Address	Status Code (see Table 5)	Number of shares	
			Long position	Short position
(PRIVATE)	(PRIVATE)	- Select - 301	1,854,877,670 IN TOTAL	N/A
		- Select -		
		- Select -		

2! rther information from a party to an agreement under Section 317 (Please see Notes for further information required)

Names of other parties	Address	Number of shares
N/A		
Total number of shares in which substantial shareholder is interested under section 317 and 318		

26. Details of person(s) in accordance with whose directions the substantial shareholder or its directors are accustomed to act

Names	Address	Relationship Code (see Table 6)	Percentage (%)
N/A		- Select -	
		- Select -	
		- Select -	

27. Date of filing this Form 2

26	4	2004
(day)	(month)	(year)

28. Number of continuation sheets: 1

29. Number of attachments:

Form 2.

22. Further information in relation to interests of corporations controlled by substantial shareholder

Name of controlled corporation	Address and place of incorporation	Name of controlling shareholder	% control	Direct interest (Y/N)	Number of shares	
					Long position	Short Position
CURICAO COMPANY LIMITED	26TH FLOOR, 4 DES VOEUX ROAD CENTRAL, HONG KONG (HONG KONG)	PROSPERLAND HOUSING LIMITED	100.00	Y	85,179	N/A
PUROTAT LIMITED	26TH FLOOR, 4 DES VOEUX ROAD CENTRAL, HONG KONG (HONG KONG)	HANG LUNG GROUP LIMITED	100.00	Y	354,227,500	N/A
YEE FLY INVESTMENT LIMITED	26TH FLOOR, 4 DES VOEUX ROAD CENTRAL, HONG KONG (HONG KONG)	HANG LUNG GROUP LIMITED	100.00	Y	163,665	N/A
YEE FLY INVESTMENT LIMITED	26TH FLOOR, 4 DES VOEUX ROAD CENTRAL, HONG KONG (HONG KONG)	HANG LUNG GROUP LIMITED	100.00	N	120,608,945	N/A
YEE FLY INVESTMENT LIMITED	26TH FLOOR, 4 DES VOEUX ROAD CENTRAL, HONG KONG (HONG KONG)	HANG LUNG GROUP LIMITED	100.00	N	8,520	N/A
BELIEVECITY LIMITED	26TH FLOOR, 4 DES VOEUX ROAD CENTRAL, HONG KONG (HONG KONG)	YEE FLY INVESTMENT LIMITED	100.00	Y	120,608,945	N/A
KINDSTOCK LIMITED	26TH FLOOR, 4 DES VOEUX ROAD CENTRAL, HONG KONG (HONG KONG)	YEE FLY INVESTMENT LIMITED	100.00	Y	8,520	N/A
COKAGE LIMITED	26TH FLOOR, 4 DES VOEUX ROAD CENTRAL, HONG KONG (HONG KONG)	HANG LUNG GROUP LIMITED	100.00	Y	53,893,250	N/A
ATLAS LIMITED	AKARA BUILDING, 24 DE CASTRO STREET, WICKHAMS CAY I, ROAD TOWN, TORTOLA, BRITISH VIRGIN ISLANDS (BRITISH VIRGIN ISLANDS)	HANG LUNG GROUP LIMITED	100.00	N	30,034,000	N/A
HAN' 'NG COMPANY LIMI	26TH FLOOR, 4 DES VOEUX ROAD CENTRAL, HONG KONG (HONG KONG)	ATLAS LIMITED	100.00	Y	30,034,000	N/A

FORM 1

INDIVIDUAL SUBSTANTIAL SHAREHOLDER NOTICE

Notice pursuant to s. 324 of Part XV of the Securities and Futures Ordinance (Cap. 571)

Form for use by an individual giving notice of :

(i) First acquiring an interest in 5% or more of the shares of a listed corporation (i.e. first becoming a substantial shareholder);

(ii) Changes in the percentage level, or nature, of his interest or his short position in such shares; and

(iii) Ceasing to have an interest in 5% of such shares (complete Boxes 1 to 16 and 24 only)

This Form must be completed in accordance with the directions and instructions in the Notes to Form 1.

1. Name of listed corporations HANG LUNG PROPERTIES LIMITED		
2. Stock code	101	**4. Number of issued shares in class** 3,253,856,337
3. Class of shares	ORDINARY	

5. Name of substantial shareholder (English) as printed on HKID/Passport CHAN TAN (Surname)	CHING FEN (Other names)	**8. Name of substantial shareholder (Chinese)** 陳譚慶芬
6. HKID/~~Passport~~ No. A056619(8)	**Country of issue of Passport** N/A	**9. Chinese Character Code** 7115 6223 1987 5358
7. Address of substantial shareholder A5, 14 MT. KELLETT ROAD, THE PEAK, HONG KONG		**10. Daytime tel. No.** 2576 6800
		11. e-mail address

12. Date of relevant event

22	4	2004
(day)	(month)	(year)

13. Date when the substantial shareholder became aware of the relevant event/ interest in the shares (if later)

N/A	N/A	N/A
(day)	(month)	(year)

14. Details of relevant event

	Relevant event code describing circumstances (see Table 1)	Code describing capacity in which shares were/are held (see Table 2)		Number of shares bought/sold or involved	Currency of transaction	On Exchange		Off Exchange	
		Before relevant event	After relevant event			Highest price per share	Average price per share	Average consideration per share	Consideration Code (see Table 3)
Long position	103	209	209	2,374,000	HKD	11.000	10.647	N/A	N/A
Short position	N/A								

15. Total shares immediately before the relevant event

	Total number of shares	Percentage figure (%)
Long position	1,852,503,670	56.95
Short position	N/A	
.ending pool	N/A	

16. Total shares immediately after the relevant event

	Total number of shares	Percentage figure (%)
Long position	1,854,877,670	57.01
Short position	N/A	
Lending pool	N/A	

17. Capacity in which interests disclosed in Box 16 are held

Code describing capacity (see Table 2)	Number of shares	
	Long position	Short position
209	1,854,877,670	N/A

18. Further information in respect of derivative interests

Code describing derivatives (see Table 4)	Number of shares	
	Long position	Short position
N/A		

19. Further information in relation to interests of children under 18 and/or spouse

Name of child/spouse	Address	Number of shares	
		Long position	*Short position*
N/A			

20. Further information in relation to interests of corporations controlled by substantial shareholder

Name of controlled corporation	Address and place of incorporation	Name of controlling shareholder	% control	Direct interest (Y/N)	Number of shares	
					Long position	Short position
N/A						

21. Further information in relation to interests held by substantial shareholder jointly with another person

Name of joint shareholder	Address	Number of shares	
		Long position	Short position
N/A			

22. Further information from a trustee, or beneficiary of a trust, or a person who has set up a Discretionary Trust

Name of Trust	Address	Status Code (see Table 5)	Number of shares	
			Long position	Short position
(PRIVATE)	(PRIVATE)	503	1,854,877,670 IN TOTAL	N/A

23. Further information from a party to an agreement under Section 317 *(Please see Notes for further information required)*

Names of other parties	Address	Number of shares
N/A		
Total number of shares in which substantial shareholder is interested under section 317 and 318		

24. Date of filing this Form 1

26	4	2004
(day)	(month)	(year)

25. Number of continuation sheets [ ]

26. Number of attachments [ ]

Form 1.

FORM 2

CORPORATE SUBSTANTIAL SHAREHOLDER NOTICE

Notice pursuant to s. 324 of Part XV of the Securities and Futures Ordinance (Cap. 571)

Form for use by a corporation giving notice of:

(i) First acquiring an interest in 5% or more of the shares of a listed corporation (i.e. first becoming a substantial shareholder);

(ii) Changes in the percentage level, or nature, of its interest or its short position in such shares; and

(iii) Ceasing to have an interest of 5% in such shares (complete Boxes 1 to 19 and 27 only).

This Form must be completed in accordance with the directions and instructions in the Notes to Form 2.

1. Name of listed corporation HANG LUNG PROPERTIES LIMITED	
2. Stock code 101	**4. Number of issued shares in class**
3. Class of shares Ordinary	3,268,184,114

5. Name of substantial shareholder a) Hang Lung Group Limited; b) Prosperland Housing Limited; c) Purotat Limited	**8. Business registration number** a) 01050802-000-09; b) 04937744-000-04; c) 15331355-000-02	
	9. Place of incorporation a) to c) Hong Kong	Certificate of Incorporation No. a) 6206; b) 26329; c) 344098
6. Registered office a) 28th Floor, 4 Des Voeux Road Central, Hong Kong; b) & c) 26th Floor, 4 Des Voeux Road Central, Hong Kong	**10. Contact person** Mr. CHING Sik Wing, Robin	
	11. Daytime tel. No. 28790111	**12. e-mail address** RobinChing@hanglung.com
7 Principal place of business in Hong Kong c) N/A	**13. Exchange on which listed** a) Hong Kong Stock Exchange; b) to c) N/A	
	14. Name of listed parent and exchange on which parent is listed Hang Lung Group Limited / Hong Kong Stock Exchange	

15. Date of relevant event

27	04	2004
(day)	(month)	(year)

16. Date when the substantial shareholder became aware of the relevant event/ interest in the shares (if later)

28	04	2004
(day)	(month)	(year)

17. Details of relevant event

	Relevant event code describing circumstances (see Table 1)	Code describing capacity in which shares were/are held (see Table 2)		Number of shares bought/sold or involved	Currency of transaction	On Exchange		Off Exchange	
		Before relevant event	After relevant event			Highest price per share	Average price per share	Average consideration per share	Consideration Code (see Table 3)
Long position	104	205	205		HKD				- Select -
Short position	- Select -	- Select -	- Select -						

18. Total shares immediately before the relevant event

	Total number of shares	Percentage figure (%)
Long position	1,827,530,570	56.17
Short position		
Lending pool		

19. Total shares immediately after the relevant event

	Total number of shares	Percentage figure (%)
Long position	1,827,940,570	55.93
Short position		
Lending pool		

20. Capacity in which interests disclosed in Box 19 are held

Code describing capacity (see Table 2)	Number of shares	
	Long position	Short position
205	1,827,940,570	
- Select -		
- Select -		
- Select -		
- Select -		

21. Further information in respect of derivative interests

Code describing derivatives (see Table 4)	Number of shares	
	Long position	Short position
- Select -		
- Select -		
- Select -		
- Select -		
- Select -		

22. Further information in relation to interests of corporations controlled by substantial shareholder

Name of controlled corporation	Address and place of incorporation	Name of controlling shareholder	% control	Direct interest (Y/N)	Number of shares	
					Long position	Short Position
	(see attached Continuation Sheet)					

23. Further information in relation to interests held by substantial shareholder jointly with another person

Name of joint shareholder	Address	Number of shares	
		Long position	Short Position
	N/A		

24. Further information from a trustee, or beneficiary of a trust, or a founder of a Discretionary Trust

Name of Trust	Address	Status Code (see Table 5)	Number of shares	
			Long position	Short position
		- Select -		
	N/A	- Select -		
		- Select -		

25. Further information from a party to an agreement under Section 317 (Please see Notes for further information required)

Names of other parties	Address	Number of shares
	N/A	
Total number of shares in which substantial shareholder is interested under section 317 and 318		

26. Details of person(s) in accordance with whose directions the substantial shareholder or its directors are accustomed to act

Names	Address	Relationship Code (see Table 6)	Percentage (%)
		- Select -	
	N/A	- Select -	
		- Select -	

27. Date of filing this Form 2

28	04	2004
(day)	(month)	(year)

28. Number of continuation sheets: 1

29. Number of attachments: 0

Form 2.

Continuation Sheet

22. Further information in relation to interests of corporations controlled by substantial shareholder

Name of controlled corporation	Address and place of incorporation	Name of controlling shareholder	% control	Direct interest (Y/N)	Number of shares	
					Long position	Short position
Prosperland Housing Limited	26th Floor, 4 Des Voeux Road Central, Hong Kong. (Hong Kong)	Hang Lung Group Limited	100.00	Y	1,267,523,511	
Prosperland Housing Limited	26th Floor, 4 Des Voeux Road Central, Hong Kong. (Hong Kong)	Hang Lung Group Limited	100.00	N	85,179	
Curicao Company Limited	26th Floor, 4 Des Voeux Road Central, Hong Kong. (Hong Kong)	Prosperland Housing Limited	100.00	Y	85,179	
Purotat Limited	26th Floor, 4 Des Voeux Road Central, Hong Kong. (Hong Kong)	Hang Lung Group Limited	100.00	Y	354,227,500	
Yee Fly Investment Limited	26th Floor, 4 Des Voeux Road Central, Hong Kong. (Hong Kong)	Hang Lung Group Limited	100.00	Y	163,665	
Yee Fly Investment Limited	26th Floor, 4 Des Voeux Road Central, Hong Kong. (Hong Kong)	Hang Lung Group Limited	100.00	N	120,608,945	
Yee Fly Investment Limited	26th Floor, 4 Des Voeux Road Central, Hong Kong. (Hong Kong)	Hang Lung Group Limited	100.00	N	8,520	
Believecity Limited	26th Floor, 4 Des Voeux Road Central, Hong Kong. (Hong Kong)	Yee Fly Investment Limited	100.00	Y	120,608,945	
Kindstock Limited	26th Floor, 4 Des Voeux Road Central, Hong Kong. (Hong Kong)	Yee Fly Investment Limited	100.00	Y	8,520	
Cokage Limited	26th Floor, 4 Des Voeux Road Central, Hong Kong. (Hong Kong)	Hang Lung Group Limited	100.00	Y	53,893,250	
Atlas Limited	Akara Building, 24 De Castro Street, Wickhams Cay I, Road Town, Tortola, British Virgin Islands. (British Virgin Islands)	Hang Lung Group Limited	100.00	N	31,430,000	
Hang Kong Company Limited	26th Floor, 4 Des Voeux Road Central, Hong Kong. (Hong Kong)	Atlas Limited	100.00	Y	31,430,000	

FORM 2

CORPORATE SUBSTANTIAL SHAREHOLDER NOTICE

Notice pursuant to s. 324 of Part XV of the Securities and Futures Ordinance (Cap. 571)

Form for use by a corporation giving notice of :

(i) First acquiring an interest in 5% or more of the shares of a listed corporation (i.e. first becoming a substantial shareholder);

(ii) Changes in the percentage level, or nature, of its interest or its short position in such shares; and

(iii) Ceasing to have an interest of 5% in such shares (complete Boxes 1 to 19 and 27 only).

This Form must be completed in accordance with the directions and instructions in the Notes to Form 2.

1. Name of listed corporation HANG LUNG PROPERTIES LIMITED	
2. Stock code 101	**4. Number of issued shares in class** 3,268,184,114
3. Class of shares ORDINARY	

5. Name of substantial shareholder COLE LIMITED	**8. Business registration number** N/A	
	9. Place of incorporation ISLE OF MAN	Certificate of Incorporation No. 29074
6. Registered office 33-37 ATHOL STREET, DOUGLAS, ISLE OF MAN	**10. Contact person** HO TUEN YEE	
	11. Daytime tel. No. 2890 6484	**12. e-mail address**
7. Principal place of business in Hong Kong N/A	**13. Exchange on which listed** N/A	
	14. Name of listed parent and exchange on which parent is listed N/A	

15. Date of relevant event

27	4	2004
(day)	(month)	(year)

16. Date when the substantial shareholder became aware of the relevant event/ interest in the shares (if later)

N/A	N/A	N/A
(day)	(month)	(year)

17. Details of relevant event

	Relevant event code describing circumstances (see Table 1)	Code describing capacity in which shares were/are held (see Table 2)		Number of shares bought/sold or involved	Currency of transaction	On Exchange		Off Exchange	
		Before relevant event	After relevant event			Highest price per share	Average price per share	Average consideration per share	Consideration Code (see Table 3)
Long position	- Select - 104	- Select - N/A	- Select - N/A	N/A	HKD N/A	N/A	N/A	N/A	- Select - N/A
Short position	- Select - N/A	- Select -	- Select -						

18. Total shares immediately before the relevant event

	Total number of shares	Percentage figure (%)
Long position	1,855,863,670	57.04
Short position	N/A	
Lending pool	N/A	

19. Total shares immediately after the relevant event

	Total number of shares	Percentage figure (%)
Long position	1,856,273,670	56.80
Short position	N/A	
Lending pool	N/A	

20. Capacity in which interests disclosed in Box 19 are held

Code describing capacity (see Table 2)	Number of shares	
	Long position	Short position
- Select - 207	1,856,273,670	N/A
- Select -		
- Select -		
- Select -		
- Select -		

21. Further information in respect of derivative interests

Code describing derivatives (see Table 4)	Number of shares	
	Long position	Short position
- Select - N/A		
- Select -		
- Select -		
- Select -		
- Select -		

22. Further information in relation to interests of corporations controlled by substantial shareholder

Name of controlled corporation	Address and place of incorporation	Name of controlling shareholder	% control	Direct interest (Y/N)	Number of shares	
					Long position	Short Position
KINGSWICK INVESTMENT LIMITED	PASEA ESTATE, ROAD TOWN, TORTOLA, BRITISH VIRGIN ISLANDS (BRITISH VIRGIN ISLANDS)	COLE LIMITED	100.00	Y	28,333,100	N/A
KINGSWICK INVESTMENT LIMITED	PASEA ESTATE, ROAD TOWN, TORTOLA, BRITISH VIRGIN ISLANDS (BRITISH VIRGIN ISLANDS)	COLE LIMITED	100.00	N	1,827,940,570	N/A
FARBASE INVESTMENT LIMITED	PASEA ESTATE, ROAD TOWN, TORTOLA, BRITISH VIRGIN ISLANDS (BRITISH VIRGIN ISLANDS)	COLE LIMITED	100.00	N	1,827,940,570	N/A
MAGENTA HOLDINGS LIMITED	P.O. BOX 71, CRAIGMUIR CHAMBERS, ROAD TOWN, TORTOLA, BRITISH VIRGIN ISLANDS (BRITISH VIRGIN ISLANDS)	COLE LIMITED	100.00	N	1,827,940,570	N/A
BOLAND ENTERPRISES LIMITED	PASEA ESTATE, ROAD TOWN, TORTOLA, BRITISH VIRGIN ISLANDS (BRITISH VIRGIN ISLANDS)	MAGENTA HOLDINGS LIMITED	100.00	N	1,827,940,570	N/A
HANG LUNG GROUP LIMITED	28TH FLOOR, 4 DES VOEUX ROAD CENTRAL, HONG KONG (HONG KONG)	COLE LIMITED	37.17	N	1,827,940,570	N/A
PROSPERLAND HOUSING LIMITED	26TH FLOOR, 4 DES VOEUX ROAD CENTRAL, HONG KONG (HONG KONG)	HANG LUNG GROUP LIMITED	100.00	Y	1,267,523,511	N/A
PROSPERLAND HOUSING LIMITED	26TH FLOOR, 4 DES VOEUX ROAD CENTRAL, HONG KONG (HONG KONG)	HANG LUNG GROUP LIMITED	100.00	N	85,179	N/A

23. Further information in relation to interests held by substantial shareholder jointly with another person

Nam oint shareholder	Address	Number of shares	
		Long position	Short Position
N/A			

24. Further information from a trustee, or beneficiary of a trust, or a founder of a Discretionary Trust

Name of Trust	Address	Status Code (see Table 5)	Number of shares	
			Long position	Short position
(PRIVATE)	(PRIVATE)	- Select - 501	1,856,273,670 IN TOTAL	N/A
		- Select -		
		- Select -		

25. er information from a party to an agreement under Section 317 (Please see Notes for further information required)

Names of other parties	Address	Number of shares
N/A		
Total number of shares in which substantial shareholder is interested under section 317 and 318		

26. Details of person(s) in accordance with whose directions the substantial shareholder or its directors are accustomed to act

Names	Address	Relationship Code (see Table 6)	Percentage (%)
N/A		- Select -	
		- Select -	
		- Select -	

27. Date of filing this Form 2

30	4	2004
(day)	(month)	(year)

28. Number of continuation sheets: 1

29. Number of attachments:

Form 2.

:2. Further information in relation to interests of corporations controlled by substantial shareholder

Name of controlled corporation	Address and place of incorporation	Name of controlling shareholder	% control	Direct interest (Y/N)	Number of shares	
					Long position	Short Position
:URICAO COMPANY .IMITED	26TH FLOOR, 4 DES VOEUX ROAD CENTRAL, HONG KONG (HONG KONG)	PROSPERLAND HOUSING LIMITED	100.00	Y	85,179	N/A
'UROTAT LIMITED	26TH FLOOR, 4 DES VOEUX ROAD CENTRAL, HONG KONG (HONG KONG)	HANG LUNG GROUP LIMITED	100.00	Y	354,227,500	N/A
'EE FLY INVESTMENT .IMITED	26TH FLOOR, 4 DES VOEUX ROAD CENTRAL, HONG KONG (HONG KONG)	HANG LUNG GROUP LIMITED	100.00	Y	163,665	N/A
'EE FLY INVESTMENT .IMITED	26TH FLOOR, 4 DES VOEUX ROAD CENTRAL, HONG KONG (HONG KONG)	HANG LUNG GROUP LIMITED	100.00	N	120,608,945	N/A
'EE FLY INVESTMENT .IMITED	26TH FLOOR, 4 DES VOEUX ROAD CENTRAL, HONG KONG (HONG KONG)	HANG LUNG GROUP LIMITED	100.00	N	8,520	N/A
;ELIEVECITY LIMITED	26TH FLOOR, 4 DES VOEUX ROAD CENTRAL, HONG KONG (HONG KONG)	YEE FLY INVESTMENT LIMITED	100.00	Y	120,608,945	N/A
INDSTOCK LIMITED	26TH FLOOR, 4 DES VOEUX ROAD CENTRAL, HONG KONG (HONG KONG)	YEE FLY INVESTMENT LIMITED	100.00	Y	8,520	N/A
:OKAGE LIMITED	26TH FLOOR, 4 DES VOEUX ROAD CENTRAL, HONG KONG (HONG KONG)	HANG LUNG GROUP LIMITED	100.00	Y	53,893,250	N/A
TLAS LIMITED	AKARA BUILDING, 24 DE CASTRO STREET, WICKHAMS CAY I, ROAD TOWN, TORTOLA, BRITISH VIRGIN ISLANDS (BRITISH VIRGIN ISLANDS)	HANG LUNG GROUP LIMITED	100.00	N	31,430,000	N/A
IANG I COMPANY IMITED	26TH FLOOR, 4 DES VOEUX ROAD CENTRAL, HONG KONG (HONG KONG)	ATLAS LIMITED	100.00	Y	31,430,000	N/A

FORM 1

INDIVIDUAL SUBSTANTIAL SHAREHOLDER NOTICE

Notice pursuant to s. 324 of Part XV of the Securities and Futures Ordinance (Cap. 571)

Form for use by an individual giving notice of :

(i) First acquiring an interest in 5% or more of the shares of a listed corporation (i.e. first becoming a substantial shareholder);

(ii) Changes in the percentage level, or nature, of his interest or his short position in such shares; and

(iii) Ceasing to have an interest in 5% of such shares (complete Boxes 1 to 16 and 24 only)

This Form must be completed in accordance with the directions and instructions in the Notes to Form 1.

1. Name of listed corporations HANG LUNG PROPERTIES LIMITED		
2. Stock code	101	**4. Number of issued shares in class** 3,268,184,114
3. Class of shares	ORDINARY	

5. Name of substantial shareholder (English) as printed on HKID/Passport CHAN TAN (Surname)	CHING FEN (Other names)	**8. Name of substantial shareholder (Chinese)** 陳譚慶芬
6. HKID/Passport No. A056619(8)	**Country of issue of Passport** N/A	**9. Chinese Character Code** 7115 6223 1987 5358
7. Address of substantial shareholder A5, 14 MT. KELLETT ROAD, THE PEAK, HONG KONG		**10. Daytime tel. No.** 2576 6800
		11. e-mail address

12. Date of relevant event

27	4	2004
(day)	(month)	(year)

13. Date when the substantial shareholder became aware of the relevant event/ interest in the shares (if later)

N/A	N/A	N/A
(day)	(month)	(year)

14. Details of relevant event

	Relevant event code describing circumstances (see Table 1)	Code describing capacity in which shares were/are held (see Table 2)		Number of shares bought/sold or involved	Currency of transaction	On Exchange		Off Exchange	
		Before relevant event	After relevant event			Highest price per share	Average price per share	Average consideration per share	Consideration Code (see Table 3)
Long position	104	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
Short position	N/A								

15. Total shares immediately before the relevant event

	Total number of shares	Percentage figure (%)
Long position	1,855,863,670	57.04
Short position	N/A	
..ing pool	N/A	

16. Total shares immediately after the relevant event

	Total number of shares	Percentage figure (%)
Long position	1,856,273,670	56.80
Short position	N/A	
Lending pool	N/A	

17. Capacity in which interests disclosed in Box 16 are held

Code describing capacity (see Table 2)	Number of shares	
	Long position	Short position
209	1,856,273,670	N/A

18. Further information in respect of derivative interests

Code describing derivatives (see Table 4)	Number of shares	
	Long position	Short position
N/A		

19. Further information in relation to interests of children under 18 and/or spouse

Name of child/spouse	Address	Number of shares	
		Long position	Short position
N/A			

20. **Further information in relation to interests of corporations controlled by substantial shareholder**

Name of controlled corporation	Address and place of incorporation	Name of controlling shareholder	% control	Direct interest (Y/N)	Number of shares	
					Long position	Short position
N/A						

21. **Further information in relation to interests held by substantial shareholder jointly with another person**

ne of joint shareholder	Address	Number of shares	
		Long position	Short position
N/A			

22. **Further information from a trustee, or beneficiary of a trust, or a person who has set up a Discretionary Trust**

Name of Trust	Address	Status Code (see Table 5)	Number of shares	
			Long position	Short position
(PRIVATE)	(PRIVATE)	503	1,856,273,670 IN TOTAL	N/A

Further information from a party to an agreement under Section 317 *(Please see Notes for further information required)*

Names of other parties	Address	Number of shares
N/A		
Total number of shares in which substantial shareholder is interested under section 317 and 318		

24. Date of filing this Form 1

30	4	2004
(day)	(month)	(year)

25. Number of continuation sheets [ ]

26. Number of attachments [ ]

Form 1.

FORM 2

CORPORATE SUBSTANTIAL SHAREHOLDER NOTICE

Notice pursuant to s. 324 of Part XV of the Securities and Futures Ordinance (Cap. 571)

Form for use by a corporation giving notice of :

(i) First acquiring an interest in 5% or more of the shares of a listed corporation (i.e. first becoming a substantial shareholder);

(ii) Changes in the percentage level, or nature, of its interest or its short position in such shares; and

(iii) Ceasing to have an interest of 5% in such shares (complete Boxes 1 to 19 and 27 only).

This Form must be completed in accordance with the directions and instructions in the Notes to Form 2.

1. Name of listed corporation
Hang Lung Properties Limited

2. Stock code 101

3. Class of shares Ordinary

4. Number of issued shares in class
3,196,117,465

5. Name of substantial shareholder
(a) HSBC Holdings plc (b) HSBC Finance (Netherlands)
(c) HSBC Holdings BV (d) HSBC Asia Holdings (UK) (e) HSBC Asia Holdings BV
(f) The Hongkong and Shanghai Banking Corporation Limited
(g) HSBC Investment Bank Asia Holdings Limited
(h) HSBC Broking Services (Asia) Limited
(i) Hang Seng Bank Limited
(j) The Bank of Bermuda Limited

6. Registered office
(a - d) 8 Canada Square, London E14 5HQ, United Kingdom
(e) Karspeldreef 6h, 1101 CJ Amsterdam ZO, The Netherlands
(f, g) 1 Queen's Road Central, Hong Kong
(h) 3rd Floor, Hutchison House, 10 Harcourt Road, Hong Kong
(i) 83 Des Voeux Road Central, Hong Kong
(j) 6 Front Street, Hamilton HM 11, Bermuda

7. Principal place of business in Hong Kong
(a, f, g) 1 Queen's Road Central, Hong Kong (b - e) N/A
(h) 3rd Floor, Hutchison House, 10 Harcourt Road, Hong Kong
(i) 83 Des Voeux Road Central, Hong Kong
(j) 39th Floor, Edinburgh Tower, The Landmark, 15 Queen's Road Central, Hong Kong

8. Business registration number
(a) 13937424-000-09-02-A (b - e) N/A
(f) 00173611-000-01-03-8 (g) 07443526-000-09-02-1
(h) 07841035-000-05-00-8 (i) 00149472-000-01-03-1 (j) 04309965-000-11-03-6

9. *Place of incorporation*
(a, b, d) England (c, e) The Netherlands
(f - i) Hong Kong (j) Bermuda

Certificate of Incorporation No.
(a) 617987 (b) 2815114 (c) BV194640
(d) 4308091 (e) 607170 (f) 283876
(g) 102804 (h) 112355 (i) 3653(P)
(j) LC02109

10. Contact person
Esther W L Fung

11. Daytime tel. No.
28221168

12. e-mail address
estherfung@hsbc.com.hk

13. Exchange on which listed
(a) London, Hong Kong, Bermuda, Paris, New York (b - h, j) N/A (i) Hong Kong

14. Name of listed parent and exchange on which parent is listed
(b - j) HSBC Holdings plc, Hong Kong and London Stock Exchanges

15. Date of relevant event

30	4	2004
(day)	(month)	(year)

16. Date when the s· ·stantial shareholder became aware of the relevant · ·nt/ interest in the shares (if later)

(day)	(month)	(year)

17. *Details of relevant event*

	Relevant event code describing circumstances (see Table 1)	Code describing capacity in which shares were/are held (see Table 2)		Number of shares bought/sold or involved	Currency of transaction	On Exchange		Off Exchange	
		Before relevant event	After relevant event			Highest price per share	Average price per share	Average consideration per share	Consideration Code (see Table 3)
Long position	(a - e) 115 (f) 106 (g - j) 115	201	214	5,889,000	(a - j) N/A	(a - j) 0	(a - j) 0	(a - j) 0	(a - j) N/A
Short position									

18. Total shares immediately before the relevant event

	Total number of shares		Percentage figure (%)
Long position	(a - e)	196,232,505	6.14
	(f)	196,150,505	6.14
	(g)	46,459,000	1.45
	(h)	18,924,500	0.59
	(i)	5	0.00
	(j)	82,000	0.00
Short position			
Lending pool			

19. Total shares immediately after the relevant event

	Total number of shares		Percentage figure (%)
Long position	(a - e)	202,121,505	6.32
	(f)	202,039,505	6.32
	(g)	46,459,000	1.45
	(h)	18,924,500	0.59
	(i)	5	0.00
	(j)	82,000	0.00
Short position			
Lending pool			

20. Capacity in which interests disclosed in Box 19 are held

Code describing capacity (see Table 2)		Number of shares	
		Long position	Short position
(a - e)	205	202,121,505	
(f)	201	136,656,000	
	205	65,383,505	
(g)	201	46,459,000	
(h)	201	18,924,500	
(i)	201	5	
(j)	201	82,000	

21. Furth nformation in respect of derivative interests

Code describing derivatives (see Table 4)	Number of shares	
	Long position	Short position
	N/A	

22. Further information in relation to interests of corporations controlled by substantial shareholder

Name of controlled corporation	Address and place of incorporation	*Name of controlling shareholder*	% control	Direct interest (Y/N)	Number of shares	
					Long position	Short Position
HSBC Finance (Netherlands)	8 Canada Square, London E14 5HQ, United Kingdom (England)	HSBC Holdings plc	100.00	N	202,121,505	
HSBC Holdings BV	8 Canada Square, London E14 5HQ, United Kingdom (The Netherlands)	HSBC Finance (Netherlands)	100.00	N	202,121,505	
HSBC Asia Holdings (UK)	8 Canada Square, London E14 5HQ, United Kingdom (England)	HSBC Holdings BV	100.00	N	202,121,505	
HSBC Asia Holdings BV	Karspeldreef 6h, 1101 CJ Amsterdam ZO, The Netherlands (The Netherlands)	HSBC Asia Holdings (UK)	100.00	N	202,121,505	
The Bank of Bermuda Limited	6 Front Street, Hamilton HM 11, Bermuda (Bermuda)	HSBC Asia Holdings BV	100.00	Y	82,000	
The Hongkong and Shanghai Banking Corporation Limited	1 Queen's Road Central, Hong Kong (Hong Kong)	HSBC Asia Holdings BV	100.00	Y	136,656,000	
The Hongkong and Shanghai Banking Corporation Limited	1 Queen's Road Central, Hong Kong (Hong Kong)	HSBC Asia Holdings BV	100.00	N	65,383,505	

23. Further information in relation to interests held by substan shareholder jointly with another person

Name of joint shareholder	Address	Number of shares	
		Long position	Short Position
	N/A		

24. Further information from a trustee, or beneficiary of a trust, or a founder of a Discretionary Trust

Name of Trust	Address	Status Code (see Table 5)	Number of shares	
			Long position	Short position
	N/A			

25. Further information from a party to an agreement under Section 317 (Please see Notes for further information required)

Names of other parties	Address	Number of shares
	N/A	
Total number of shares in which substantial shareholder is interested under section 317 and 318		

26. Details of person(s) in accordance with whose directions th ubstantial shareholder or its directors are accustomed t ·t

Names	Address	Relationship Code (see Table 6)	Percentage (%)
	N/A		

27. Date of filing this Form 2

4	5	2004
(day)	(month)	(year)

28. Number of continuation sheets 1

29. Number of attachments

Form 2.

Continuation Sheet

22. Further information in relation to interests of corporations controlled by substantial shareholder

Name of controlled corporation	Address and place of incorporation	Name of controlling shareholder	% control	Direct interest (Y/N)	Number of shares	
					Long position	Short Position
HSBC Investment Bank Asia Holdings Limited	1 Queen's Road Central, Hong Kong (Hong Kong)	The Hongkong and Shanghai Banking Corporation Limited	100.00	Y	46,459,000	
HSBC Broking Services (Asia) Limited	3rd Floor, Hutchison House, 10 Harcourt Road, Hong Kong (Hong Kong)	The Hongkong and Shanghai Banking Corporation Limited	100.00	Y	18,924,500	
Hang Seng Bank Limited	83 Des Voeux Road Central, Hong Kong (Hong Kong)	The Hongkong and Shanghai Banking Corporation Limited	62.14	Y	5	

FORM I

Monthly Return on Movement of Listed Equity Securities
For the month ended 30 April 2004

To : E-Business & Information Services of The Stock Exchange of Hong Kong Limited

From : Hang Lung Properties Limited
(Name of Company)
Joe K F Poon – Vice President
Computershare Hong Kong Investor Services Limited - Share Registrars Tel No.: 2862 8522
(Name of Responsible Official)

Date : 6 May 2004

(A) Information on Types of Listed Equity Securities:
(please tick wherever applicable)

√ 1. Ordinary shares   2. Preference shares

√ 3. Other classes of shares; please specify: Convertible Cumulative Preference Shares

4. Warrants; please specify:

(B) Movement in Authorised Share Capital:

	No. of Ordinary Shares/ Preference Shares/ Other Classes of Shares	Par Value (HK$)	Authorised Share Capital (HK$)
Balance at close of preceding month:	4,500,000,000 200,000	HK$1.00 HK$7,500.00	HK$4,500,000,000 1,500,000,000
Increase/(Decrease): (AGM approval date:)	N/A	N/A	N/A
Balance at close of the month:	4,500,000,000 200,000	HK$1.00 HK$7,500.00	HK$4,500,000,000 1,500,000,000
			HK$6,000,000,000

(C) Movement in Issued Share Capital:

	No. of Ordinary Shares	No. of Preference Shares	No. of Other Classes of Shares
Balance at close of preceding month:	3,196,117,465	75,150	
Increase/(Decrease) during the month:	72,066,649	N/A	
Balance at close of the month:	3,268,184,114	75,150	

(D) Details of Movement:

*please delete and insert 'N/A' wherever inapplicable

TYPE OF SECURITIES	SECURITIES IN ISSUE AT CLOSE OF PRECEDING MONTH	MOVEMENT DURING THE MONTH			SECURITIES IN ISSUE AT CLOSE OF THE MONTH	NO. OF NEW SHARES ARISING THEREFROM
SHARE OPTIONS* Type	No. of Options	Granted	Exercised	Cancelled	No. of Options	
1. ________ *Exercise price: HK$* ________ 2. ________ *Exercise price: HK$* ________						
WARRANTS* Date of Expiry	Nominal Value (HK$)	Exercised (HK$)			Nominal Value (HK$)	
1. ________ *Subscription price: HK$* ________ 2. ________ *Subscription price: HK$* ________						
CONVERTIBLES* Class	Units	Converted (Units)			Units	
Preference shares *Convertible price: HK$* 10.10	84,150 75,150 (April 2004)	9,000 (Converted on 10 March 2004) –			75,150 75,150	
OTHER ISSUES OF SHARES*						
Rights Issue	Price:	Issue and Allotment Date:				
Placing	Price:	Issue and Allotment Date:				
Bonus Issue		Issue and Allotment Date:				
Scrip Dividend		Issue and Allotment Date:				
Repurchase of Share		Cancellation Date:				
Redemption of Share		Redemption Date:				
Consideration Issue	Price:	Issue and Allotment Date:				
Others: Conversion * (please specify)	Price:	Issue and Allotment Date: April 2004				72,066,649

Total no. of ordinary shares/preference shares/other classes of shares increased/(decreased) during the month: **72,066,649**

Remarks: * Conversion of
(1) Convertible Preference Shares; and
(2) Convertible Bonds

For and on behalf of
COMPUTERSHARE HONG KONG INVESTOR SERVICES LIMITED
Registrars

Authorised Signatory

Name: Joe K F Poon
Title: Vice President - Client Services

Note:
All information contained in this form may be reproduced and provided to other information vendors or users of market data at the sole discretion of the Stock Exchange without prior notification to the company/issuer.

AC

FORM 2

CORPORATE SUBSTANTIAL SHAREHOLDER NOTICE

Notice pursuant to s. 324 of Part XV of the Securities and Futures Ordinance (Cap. 571)

39

Form for use by a corporation giving notice of:

(i) First acquiring an interest in 5% or more of the shares of a listed corporation (i.e. first becoming a substantial shareholder);

(ii) Changes in the percentage level, or nature, of its interest or its short position in such shares; and

(iii) Ceasing to have an interest of 5% in such shares (complete Boxes 1 to 19 and 27 only).

This Form must be completed in accordance with the directions and instructions in the Notes to Form 2.

1. Name of listed corporation HANG LUNG PROPERTIES LIMITED			
2. Stock code	101	**4. Number of issued shares in class**	
3. Class of shares	Ordinary	3,268,184,114	

5. Name of substantial shareholder a) Hang Lung Group Limited; b) Prosperland Housing Limited; c) Purotat Limited	**8. Business registration number** a) 01050802-000-09; b) 04937744-000-04; c) 15331355-000-02	
	9. Place of incorporation a) to c) Hong Kong	Certificate of Incorporation No. a) 6206; b) 26329; c) 344098
6. Registered office a) 28th Floor, 4 Des Voeux Road Central, Hong Kong; b) & c) 26th Floor, 4 Des Voeux Road Central, Hong Kong	**10. Contact person** Mr. CHING Sik Wing, Robin	
	11. Daytime tel. No. 28790111	**12. e-mail address** RobinChing@hanglung.com
7. Principal place of business in Hong Kong ... c) N/A	**13. Exchange on which listed** a) Hong Kong Stock Exchange; b) to c) N/A	
	14. Name of listed parent and exchange on which parent is listed Hang Lung Group Limited / Hong Kong Stock Exchange	

15. Date of relevant event

03	05	2004
(day)	(month)	(year)

16. Date when the substantial shareholder became aware of the relevant event/ interest in the shares (if later)

(day)	(month)	(year)

17. Details of relevant event

	Relevant event code describing circumstances (see Table 1)	Code describing capacity in which shares were/are held (see Table 2) Before relevant event	After relevant event	Number of shares bought/sold or involved	Currency of transaction	On Exchange: Highest price per share	On Exchange: Average price per share	Off Exchange: Average consideration per share	Off Exchange: Consideration Code (see Table 3)
Long position	103	205	205	5,293,000	HKD	10.850	10.580		- Select -
Short position	- Select -	- Select -	- Select -						

18. Total shares immediately before the relevant event

	Total number of shares	Percentage figure (%)
Long position	1,829,191,570	55.97
Short position		
Lending pool		

19. Total shares immediately after the relevant event

	Total number of shares	Percentage figure (%)
Long position	1,834,484,570	56.13
Short position		
Lending pool		

20. Capacity in which interests disclosed in Box 19 are held

Code describing capacity (see Table 2)	Number of shares: Long position	Short position
205	1,834,484,570	
- Select -		
- Select -		
- Select -		
- Select -		

21. Further information in respect of derivative interests

Code describing derivatives (see Table 4)	Number of shares: Long position	Short position
- Select -		
- Select -		
- Select -		
- Select -		
- Select -		

22. Further information in relation to interests of corporations controlled by substantial shareholder

Name of controlled corporation	Address and place of incorporation	Name of controlling shareholder	% control	Direct interest (Y/N)	Number of shares	
					Long position	Short Position
	(see attached Continuation Sheet)					

23. Further information in relation to interests held by substantial shareholder jointly with another person

Name of joint shareholder	Address	Number of shares	
		Long position	Short Position
	N/A		

24. Further information from a trustee, or beneficiary of a trust, or a founder of a Discretionary Trust

Name of Trust	Address	Status Code (see Table 5)	Number of shares	
			Long position	Short position
		- Select -		
	N/A	- Select -		
		- Select -		

25. Further information from a party to an agreement under Section 317 (Please see Notes for further information required)

Names of other parties	Address	Number of shares
	N/A	
Total number of shares in which substantial shareholder is interested under section 317 and 318		

26. Details of person(s) in accordance with whose directions the substantial shareholder or its directors are accustomed to act

Names	Address	Relationship Code (see Table 6)	Percentage (%)
		- Select -	
	N/A	- Select -	
		- Select -	

27. Date of filing this Form 2

04	05	2004
(day)	(month)	(year)

28. Number of continuation sheets: 1

29. Number of attachments: 0

Form 2.

Continuation Sheet

22. Further information in relation to interests of corporations controlled by substantial shareholder

Name of controlled corporation	Address and place of incorporation	Name of controlling shareholder	% control	Direct interest (Y/N)	Number of shares	
					Long position	Short position
Prosperland Housing Limited	26th Floor, 4 Des Voeux Road Central, Hong Kong. (Hong Kong)	Hang Lung Group Limited	100.00	Y	1,267,523,511	
Prosperland Housing Limited	26th Floor, 4 Des Voeux Road Central, Hong Kong. (Hong Kong)	Hang Lung Group Limited	100.00	N	85,179	
Curicao Company Limited	26th Floor, 4 Des Voeux Road Central, Hong Kong. (Hong Kong)	Prosperland Housing Limited	100.00	Y	85,179	
Purotat Limited	26th Floor, 4 Des Voeux Road Central, Hong Kong. (Hong Kong)	Hang Lung Group Limited	100.00	Y	354,227,500	
Yee Fly Investment Limited	26th Floor, 4 Des Voeux Road Central, Hong Kong. (Hong Kong)	Hang Lung Group Limited	100.00	Y	163,665	
Yee Fly Investment Limited	26th Floor, 4 Des Voeux Road Central, Hong Kong. (Hong Kong)	Hang Lung Group Limited	100.00	N	120,608,945	
Yee Fly Investment Limited	26th Floor, 4 Des Voeux Road Central, Hong Kong. (Hong Kong)	Hang Lung Group Limited	100.00	N	8,520	
Believecity Limited	26th Floor, 4 Des Voeux Road Central, Hong Kong. (Hong Kong)	Yee Fly Investment Limited	100.00	Y	120,608,945	
Kindstock Limited	26th Floor, 4 Des Voeux Road Central, Hong Kong. (Hong Kong)	Yee Fly Investment Limited	100.00	Y	8,520	
Cokage Limited	26th Floor, 4 Des Voeux Road Central, Hong Kong. (Hong Kong)	Hang Lung Group Limited	100.00	Y	53,893,250	
Atlas Limited	Akara Building, 24 De Castro Street, Wickhams Cay I, Road Town, Tortola, British Virgin Islands. (British Virgin Islands)	Hang Lung Group Limited	100.00	N	37,974,000	
Hang Kong Company Limited	26th Floor, 4 Des Voeux Road Central, Hong Kong. (Hong Kong)	Atlas Limited	100.00	Y	37,974,000	

FORM 2

CORPORATE SUBSTANTIAL SHAREHOLDER NOTICE

Notice pursuant to s. 324 of Part XV of the Securities and Futures Ordinance (Cap. 571)

Form for use by a corporation giving notice of :

(i) First acquiring an interest in 5% or more of the shares of a listed corporation (i.e. first becoming a substantial shareholder);

(ii) Changes in the percentage level, or nature, of its interest or its short position in such shares; and

(iii) Ceasing to have an interest of 5% in such shares (complete Boxes 1 to 19 and 27 only).

This Form must be completed in accordance with the directions and instructions in the Notes to Form 2.

1. Name of listed corporation HANG LUNG PROPERTIES LIMITED	
2. Stock code 101	**4. Number of issued shares in class** 3,268,184,114
3. Class of shares ORDINARY	

5. Name of substantial shareholder COLE LIMITED	**8. Business registration number** N/A	
	9. Place of incorporation ISLE OF MAN	Certificate of Incorporation No. 29074
6. Registered office 33-37 ATHOL STREET, DOUGLAS, ISLE OF MAN	**10. Contact person** HO TUEN YEE	
	11. Daytime tel. No.	**12. e-mail address**
7. Principal place of business in Hong Kong N/A	**13. Exchange on which listed** N/A	
	14. Name of listed parent and exchange on which parent is listed N/A	

15. Date of relevant event

3	5	2004
(day)	(month)	(year)

16. Date when the substantial shareholder became aware of the relevant event/ interest in the shares (if later)

N/A	N/A	N/A
(day)	(month)	(year)

17. Details of relevant event

	Relevant event code describing circumstances (see Table 1)	Code describing capacity in which shares were/are held (see Table 2)		Number of shares bought/sold or involved	Currency of transaction	On Exchange		Off Exchange	
		Before relevant event	After relevant event			Highest price per share	Average price per share	Average consideration per share	Consideration Code (see Table 3)
Long position	103	207	207	5,293,000	HKD	10.850	10.580	N/A	- Select - N/A
Short position	- Select - N/A	- Select - N/A	- Select - N/A						

18. Total shares immediately before the relevant event

	Total number of shares	Percentage figure (%)
Long position	1,857,524,670	56.84
Short position	N/A	
Lending pool	N/A	

19. Total shares immediately after the relevant event

	Total number of shares	Percentage figure (%)
Long position	1,862,817,670	57.00
Short position	N/A	
Lending pool	N/A	

20. Capacity in which interests disclosed in Box 19 are held

Code describing capacity (see Table 2)	Number of shares	
	Long position	Short position
207	1,862,817,670	N/A
- Select -		
- Select -		
- Select -		
- Select -		

21. Further information in respect of derivative interests

Code describing derivatives (see Table 4)	Number of shares	
	Long position	Short position
- Select - N/A		
- Select -		
- Select -		
- Select -		
- Select -		

22. **Further information in relation to interests of corporations controlled by substantial shareholder**

Name of controlled corporation	Address and place of incorporation	Name of controlling shareholder	% control	Direct interest (Y/N)	Number of shares	
					Long position	Short Position
KINGSWICK INVESTMENT LIMITED	PASEA ESTATE, ROAD TOWN, TORTOLA, BRITISH VIRGIN ISLANDS (BRITISH VIRGIN ISLANDS)	COLE LIMITED	100.00	Y	28,333,100	N/A
KINGSWICK INVESTMENT LIMITED	PASEA ESTATE, ROAD TOWN, TORTOLA, BRITISH VIRGIN ISLANDS (BRITISH VIRGIN ISLANDS)	COLE LIMITED	100.00	N	1,834,484,570	N/A
FARBASE INVESTMENT LIMITED	PASEA ESTATE, ROAD TOWN, TORTOLA, BRITISH VIRGIN ISLANDS (BRITISH VIRGIN ISLANDS)	COLE LIMITED	100.00	N	1,834,484,570	N/A
MAGENTA HOLDINGS LIMITED	P.O. BOX 71, CRAIGMUIR CHAMBERS, ROAD TOWN, TORTOLA, BRITISH VIRGIN ISLANDS (BRITISH VIRGIN ISLANDS)	COLE LIMITED	100.00	N	1,834,484,570	N/A
BOLAND ENTERPRISES LIMITED	PASEA ESTATE, ROAD TOWN, TORTOLA, BRITISH VIRGIN ISLANDS (BRITISH VIRGIN ISLANDS)	MAGENTA HOLDINGS LIMITED	100.00	N	1,834,484,570	N/A
HANG LUNG GROUP LIMITED	28TH FLOOR, 4 DES VOEUX ROAD CENTRAL, HONG KONG (HONG KONG)	COLE LIMITED	37.17	N	1,834,484,570	N/A
PROSPERLAND HOUSING LIMITED	26TH FLOOR, 4 DES VOEUX ROAD CENTRAL, HONG KONG (HONG KONG)	HANG LUNG GROUP LIMITED	100.00	Y	1,267,523,511	N/A
PROSPERLAND HOUSING LIMITED	26TH FLOOR, 4 DES VOEUX ROAD CENTRAL, HONG KONG (HONG KONG)	HANG LUNG GROUP LIMITED	100.00	N	85,179	N/A

23. **Further information in relation to interests held by substantial shareholder jointly with another person**

Name of joint shareholder	Address	Number of shares	
		Long position	Short Position
N			

24. **Further information from a trustee, or beneficiary of a trust, or a founder of a Discretionary Trust**

Name of Trust	Address	Status Code (see Table 5)	Number of shares	
			Long position	Short position
(PRIVATE)	(PRIVATE)	501	1,862,817,670 IN TOTAL	N/A
		- Select -		
		- Select -		

25. **Further information from a party to an agreement under Section 317 (Please see Notes for further information required)**

N of other parties	Address	Number of shares
N/A		
Total number of shares in which substantial shareholder is interested under section 317 and 318		

26. **Details of person(s) in accordance with whose directions the substantial shareholder or its directors are accustomed to act**

Names	Address	Relationship Code (see Table 6)	Percentage (%)
N/A		- Select -	
		- Select -	
		- Select -	

27. Date of filing this Form 2

6	5	2004
(day)	(month)	(year)

28. Number of continuation sheets 1

29. Number of attachments

Form 2.

22. **Further information in relation to interests of corporations controlled by substantial shareholder**

Name of controlled corporation	Address and place of incorporation	Name of controlling shareholder	% control	Direct interest (Y/N)	Number of shares	
					Long position	Short Position
CURICAO COMPANY LIMITED	26TH FLOOR, 4 DES VOEUX ROAD CENTRAL, HONG KONG (HONG KONG)	PROSPERLAND HOUSING LIMITED	100.00	Y	85,179	N/A
PUROTAT LIMITED	26TH FLOOR, 4 DES VOEUX ROAD CENTRAL, HONG KONG (HONG KONG)	HANG LUNG GROUP LIMITED	100.00	Y	354,227,500	N/A
YEE FLY INVESTMENT LIMITED	26TH FLOOR, 4 DES VOEUX ROAD CENTRAL, HONG KONG (HONG KONG)	HANG LUNG GROUP LIMITED	100.00	Y	163,665	N/A
YEE FLY INVESTMENT LIMITED	26TH FLOOR, 4 DES VOEUX ROAD CENTRAL, HONG KONG (HONG KONG)	HANG LUNG GROUP LIMITED	100.00	N	120,608,945	N/A
YEE FLY INVESTMENT LIMITED	26TH FLOOR, 4 DES VOEUX ROAD CENTRAL, HONG KONG (HONG KONG)	HANG LUNG GROUP LIMITED	100.00	N	8,520	N/A
BELIEVECITY LIMITED	26TH FLOOR, 4 DES VOEUX ROAD CENTRAL, HONG KONG (HONG KONG)	YEE FLY INVESTMENT LIMITED	100.00	Y	120,608,945	N/A
KINDSTOCK LIMITED	26TH FLOOR, 4 DES VOEUX ROAD CENTRAL, HONG KONG (HONG KONG)	YEE FLY INVESTMENT LIMITED	100.00	Y	8,520	N/A
COKAGE LIMITED	26TH FLOOR, 4 DES VOEUX ROAD CENTRAL, HONG KONG (HONG KONG)	HANG LUNG GROUP LIMITED	100.00	Y	53,893,250	N/A
ATLAS LIMITED	AKARA BUILDING, 24 DE CASTRO STREET, WICKHAMS CAY I, ROAD TOWN, TORTOLA, BRITISH VIRGIN ISLANDS (BRITISH VIRGIN ISLANDS)	HANG LUNG GROUP LIMITED	100.00	N	37,974,000	N/A
HANG KONG COMPANY LIMITED	26TH FLOOR, 4 DES VOEUX ROAD CENTRAL, HONG KONG (HONG KONG)	ATLAS LIMITED	100.00	Y	37,974,000	N/A

FORM 1

Hang Lung
2 Jun 05

INDIVIDUAL SUBSTANTIAL SHAREHOLDER NOTICE

Notice pursuant to s. 324 of Part XV of the Securities and Futures Ordinance (Cap. 571)

Form for use by an individual giving notice of :

(i) First acquiring an interest in 5% or more of the shares of a listed corporation (i.e. first becoming a substantial shareholder);

(ii) Changes in the percentage level, or nature, of his interest or his short position in such shares; and

(iii) Ceasing to have an interest in 5% of such shares (complete Boxes 1 to 16 and 24 only)

RECEIVED Amendment

2005 ... -7

(10)

This Form must be completed in accordance with the directions and instructions in the Notes to Form 1.

1. Name of listed corporations		
HANG LUNG PROPERTIES LIMITED		
2. Stock code	101	4. Number of issued shares in class
3. Class of shares	ORDINARY	3,268,184,114

5. Name of substantial shareholder (English) as printed on HKID/Passport		8. Name of substantial shareholder (Chinese)
CHAN TAN (Surname)	CHING FEN (Other names)	陳譚慶芬
6. HKID/Passport No.	Country of issue of Passport	9. Chinese Character Code
A056619(8)	N/A	7115 6223 1987 5358
7. Address of substantial shareholder		10. Daytime tel. No.
A5, 14 MT. KELLETT ROAD, THE PEAK, HONG KONG		2576 6800
		11. e-mail address

12. Date of relevant event

3	5	2004
(day)	(month)	(year)

13. Date when the substantial shareholder became aware of the relevant event/ interest in the shares (if later)

N/A	N/A	N/A
(day)	(month)	(year)

14. Details of relevant event

	Relevant event code describing circumstances (see Table 1)	Code describing capacity in which shares were/are held (see Table 2)		Number of shares bought/sold or involved	Currency of transaction	On Exchange		Off Exchange	
		Before relevant event	After relevant event			Highest price per share	Average price per share	Average consideration per share	Consideration Code (see Table 3)
Long position	103	209	209	5,293,000	HKD	10.850	10.580	N/A	N/A
Short position	N/A								

15. Total shares immediately before the relevant event

	Total number of shares	Percentage figure (%)
Long position	1,857,524,670	56.84
Short position	N/A	
Lending pool	N/A	

16. Total shares immediately after the relevant event

	Total number of shares	Percentage figure (%)
Long position	1,862,817,670	57.00
Short position	N/A	
Lending pool	N/A	

17. Capacity in which interests disclosed in Box 16 are held

Code describing capacity (see Table 2)	Number of shares	
	Long position	Short position
209	1,862,817,670	N/A

18. Further information in respect of derivative interests

Code describing derivatives (see Table 4)	Number of shares	
	Long position	Short position
N/A		

19. Further information in relation to interests of children under 18 and/or spouse

Name of child/spouse	Address	Number of shares	
		Long position	Short position
N/A			

20. **Further information in relation to interests of corporations controlled by substantial shareholder**

Name of controlled corporation	Address and place of incorporation	Name of controlling shareholder	% control	Direct interest (Y/N)	Number of shares	
					Long position	Short position
N/A						

21. **Further information in relation to interests held by substantial shareholder jointly with another person**

Name of joint shareholder	Address	Number of shares	
		Long position	Short position
N/A			

22. **Further information from a trustee, or beneficiary of a trust, or a person who has set up a Discretionary Trust**

Name of Trust	Address	Status Code (see Table 5)	Number of shares	
			Long position	Short position
(PRIVATE)	(PRIVATE)	503	1,862,817,670 IN TOTAL	N/A

23. **Further information from a party to an agreement under Section 317** *(Please see Notes for further information required)*

Names of other parties	Address	Number of shares
N/A		
Total number of shares in which substantial shareholder is interested under section 317 and 318		

24. Date of filing this Form 1

6	5	2004
(day)	(month)	(year)

25. Number of continuation sheets

26. Number of attachments

Form 1.

公司註冊處
Companies Registry

股份分配申報表
Return of Allotments

(公司條例第 45(1)條)
(Companies Ordinance s. 45(1))

表格 Form SC1

重要事項 Important Notes

- 填表前請參閱《填表須知》。
請用黑色墨水列印。
- Please read the accompanying notes before completing this form.
Please print in black ink.

公司編號 Company Number: 2970

1 公司名稱 Company Name

Hang Lung Properties Limited 恒隆地產有限公司

(註 Note 7) **2 分配股份的日期或始末日期 Date or Period during which Shares were Allotted**

由 From			至 To		
18	05	2004	01	06	2004
日 DD	月 MM	年 YYYY	日 DD	月 MM	年 YYYY

3 本次股份分配的總款額 Totals of this Allotment

	貨幣單位 Currency	款額 Amount
(註 Note 8) 已繳及應繳的總面額 **Total** Nominal Amount Paid and Payable	HK$	30,502,213.00
已繳及應繳的溢價總額 [第5A(a) + 5B(a)項] **Total** Premium Amount Paid and Payable [Sections 5A(a) + 5B(a)]	HK$	244,017,704.00

4 公司自成立爲法團當日起計，累積的已繳股款總額(包括本次分配但不包括溢價)
Cumulative Total of Paid-up Share Capital of the Company since Incorporation (Including this Allotment but Excluding Premium)

貨幣單位 Currency	款額 Amount
HK$	3,863,525,770.00

(註 Note 3) **提交人的資料 Presentor's Reference**

姓名 Name: Computershare Hong Kong Investor Services Limited
地址 Address: Rooms 1901-1905, 19/F Hopewell Centre
183 Queen's Road East
Wanchai
Hong Kong

電話 Tel: 2862 8628 傳真 Fax: 2865 0990

電郵地址 E-mail Address:

檔號 Reference:

請勿填寫本欄 For Official Use

表格 Form **SC1**

公司編號 Company Number

2970

5 本次股份分配的詳情 Details of this Allotment

A. 現金支付的分配股份 Shares Allotted for Cash

股份類別 Class of Shares	獲分配的股份數目 Number of Shares Allotted	*每股*的面值 Nominal Value of ***Each Share***	*每股*已繳及應繳的款額(包括溢價) Amount Paid and Payable on ***Each Share*** (Including Premium)		*每股*的溢價款額 Premium on ***Each Share***	已繳及應繳的溢價*總*款額 ***Total*** Premium Paid and Payable (a)
			已繳付 Paid	應繳付 Payable		
Ordinary	30,502,213	HK$1.00	HK$9.00	NIL	HK$8.00	244,017,704

(註 Note 9) **B.** 非現金支付的分配股份 **Shares Allotted otherwise than in Cash**

股份類別 Class of Shares	獲分配的股份數目 Number of Shares Allotted	*每股*的面值 Nominal Value of ***Each Share***	*每股*被視作已繳及應繳的款額(包括溢價) Amount Treated as Paid and Payable on ***Each Share*** (Including Premium)		*每股*的溢價款額 Premium on ***Each Share***	被視作已繳及應繳的溢價*總*款額 ***Total*** Premium Treated as Paid and Payable (a)
			已繳付 Paid	應繳付 Payable		
N/A						

(註 Note 10) 分配上述(B)項股份的代價

Consideration for which the Shares in (B) have been Allotted

N/A

指明編號 2/2004 (修訂) (2004 年 2 月)
Specification No. 2/2004 (Revision) (Feb. 2004)

表格 Form **SC1**

公司編號 Company Number

2970

6 獲分配股份者的詳情 Details of Allottee(s)

姓名／名稱 Name	地址 Address	各類別股份分配的數目 No. of Shares Allotted by Class	
		類別 Class	類別 Class
	Please refer to the attached APPENDIX I		
	各類別股份分配的總數 Total Shares Allotted by Class		

For and on behalf of
HANG LUNG PROPERTIES LIMITED
恒隆地產有限公司

簽署 Signed : .... *Secretary*

姓名 Name : Robin Sik Wing CHING
董事 Director／秘書 Secretary *

日期 Date : 14/06/2004
日 DD / 月 MM / 年 YYYY

*請刪去不適用者 *Delete whichever does not apply*

指明編號 2/2004 (修訂) (2004 年 2 月)
Specification No. 2/2004 (Revision) (Feb. 2004)

HANG LUNG PROPERTIES LIMITED
LIST OF ALLOTTEES FOR THE PERIOD FROM 18 May TO 1 June 2004

(Allotments upon Conversion of Convertible Bonds)

Registered Name and Address	Description	Date of Allotment	No. of Ordinary Shares Allotted
Citi (Nominees) Limited G P O Box 14 Hong Kong	Nominee	18/05/2004 20/05/2004 01/06/2004	634,444 573,333 146,666
Horsford Nominees Ltd c/o Standard Chartered Bank Custody and Clearing Services G P O Box 199 Hong Kong	Nominee	20/05/2004 01/06/2004	8,494,443 2,333,333
HSBC Nominees (Hong Kong) Limited 1 Queen's Road Central Hong Kong	Nominee	18/05/2004 20/05/2004 01/06/2004	559,999 107,777 70,000
KBC Financial Products Trading Hong Kong Ltd 1201-1203 Citibank Tower Citibank Plaza 3 Garden Road Central Hong Kong	Company	20/05/2004	330,000
Lehman Brothers Nominees (H K) Limited Level 38 One Pacific Place 88 Queensway Hong Kong	Nominee	01/06/2004	1,181,111
Morgan Stanley Dean Witter Hong Kong Securities Limited 31/F Three Exchange Square Hong Kong	Company	18/05/2004 20/05/2004 01/06/2004	1,504,443 2,057,777 12,432,221
UBS Nominees Asia Limited 25/F One Exchange Square 8 Connaught Place Hong Kong	Nominee	01/06/2004	76,666

Total No. of Allottees : 7

Total No. of Shares Allotted : 30,502,213

*** END OF REPORT ***

For and on behalf of
HANG LUNG PROPERTIES LIMITED
恒隆地產有限公司

....
Secretary

3 A

DIRECTOR'S/CHIEF EXECUTIVE'S NOTICE - INTERESTS IN SHARES OF LISTED CORPORATION

Notice pursuant to s. 347 of Part XV of the Securities and Futures Ordinance (Cap. 571)

Form for use by a director or chief executive ("director") giving an Initial Notification or notice of :

(i) Acquiring an interest in shares or a short position in shares of a listed corporation of which he is a director;

(ii) Changes in the nature of his interest in such shares; and

(iii) Ceasing to have an interest in such shares (complete Boxes 1 to 16 and 24 only).

This Form must be completed in accordance with the directions and instructions in the Notes to Form 3A.

1. Name of listed corporation			
HANG LUNG PROPERTIES LIMITED			
2. Stock code	101	**4. Number of issued shares in class**	
3. Class of shares	Ordinary	3,299,900,770	

5. Name of Director (English) as printed on HKID/Passport		**8. Name of Director (Chinese)**
CHAN	Ronnie	陳啓宗
(Surname)	(Other names)	
6. HKID/Passport No.	**Country of issue of Passport**	**9. Chinese Character Code**
E290283(8)		711507961350
7. Address of Director		**10. Daytime tel. No.**
5A No. 14 Mt. Kellett, Hong Kong		28790111
		11. e-mail address

12. Date of relevant event

20	05	2004
(day)	(month)	(year)

13. Date when director became aware of the relevant event/ interest in the shares (if later)

08	06	2004
(day)	(month)	(year)

*

* I accepted an offer for share option on 8 June 2004 by the payment of a consideration of HK$1.00

14. Details of relevant event

	Relevant event code describing circumstances (see Table 1)	Code describing capacity in which shares were/are held (see Table 2)		Number of shares bought/sold or involved	Currency of transaction	On Exchange		Off Exchange	
		Before relevant event	After relevant event			Highest price per share	Average price per share	Average consideration per share	Consideration Code (see Table 3)
Long position	121	- Select -	201	5,090,000	HKD				- Select -
Short position	- Select -	- Select -	- Select -						

15. Total shares in listed corporation immediately before the relevant event

	Total number of shares	Percentage figure (%)
Long position	0	0
Short position		

16. Total shares in listed corporation immediately after the relevant event

	Total number of shares	Percentage figure (%)
Long position	0	0
Short position		

17. Capacity in which interests disclosed in Box 16 are held (required for Initial Notification only)

Code describing capacity (see Table 2)	Number of shares	
	Long position	Short position
- Select -		
- Select -		
- Select -		
- Select -		
- Select -		

18. Further information in respect of derivative interests in listed corporation

	Code describing derivatives (see Table 4)	Exercise period (dd/mm/yyyy)		Consideration - if derivatives granted by listed corporation			Number of shares
		Begins	Ends	Price for grant	Exercise price	Price on assignment	
Long position(s)	406	20/05/2005	19/05/2014	1.000	9.200		5,090,000
	- Select -						
	- Select -						
	- Select -						
Short position(s)	- Select -						
	- Select -						
	- Select -						
	- Select -						

19. **Further information in relation to interests of children under 18 and/or spouse**

Name of child/spouse	Address	Number of shares	
		Long position	Short position

20. **Further information in relation to interests of corporations controlled by Director**

Name of corporation	Address and place of incorporation	Name of controlling shareholder	% control	Direct interest (Y/N)	Number of shares	
					Long position	Short position

21. **Further information in relation to interests held by Director jointly with another person**

Name of joint shareholder	Address	Number of shares	
		Long position	Short position

22. **Further information from a director who is a trustee, or beneficiary of a trust, or a person who has set up a Discretionary Trust**

Name of Trust	Address	Status Code (see Table 5)	Number of shares	
			Long position	Short position
		- Select -		
		- Select -		
		- Select -		

23. **Further information from a party to an agreement under Section 317 (Please see Notes for further information required)**

Names of other parties	Address	Number of shares
Total number of shares in which substantial shareholder is interested under section 317 and 318		

24. Date of filing this Form 3A

08	06	2004
(day)	(month)	(year)

25. Number of continuation sheets

26. Number of attachments

Form 3A

FORM 3 A

DIRECTOR'S/CHIEF EXECUTIVE'S NOTICE - INTERESTS IN SHARES OF LISTED CORPORATION

Notice pursuant to s. 347 of Part XV of the Securities and Futures Ordinance (Cap. 571)

Form for use by a director or chief executive ("director") giving an Initial Notification or notice of:

(i) Acquiring an interest in shares or a short position in shares of a listed corporation of which he is a director;

(ii) Changes in the nature of his interest in such shares; and

(iii) Ceasing to have an interest in such shares (complete Boxes 1 to 16 and 24 only).

This Form must be completed in accordance with the directions and instructions in the Notes to Form 3A.

1. Name of listed corporation HANG LUNG PROPERTIES LIMITED		
2. Stock code	101	**4. Number of issued shares in class**
3. Class of shares	Ordinary	3,299,900,770

5. Name of Director (English) as printed on HKID/Passport		**8. Name of Director (Chinese)**
YUEN (Surname)	Wai Leung (Other names)	袁偉良
6. HKID/Passport No.	**Country of issue of Passport**	**9. Chinese Character Code**
E376028(A)		591302515328
7. Address of Director		**10. Daytime tel. No.**
House G, Jade Crest, 35G Shouson Hill Road, Hong Kong.		28790111
		11. e-mail address

12. Date of relevant event

(day)	(month)	(year)
20	05	2004

13. Date when director became aware of the relevant event/ interest in the shares (if later)

(day)	(month)	(year)
08	06	2004 *

* I accepted an offer for share option on 8 June 2004 by the payment of a consideration of HK$1.00

14. Details of relevant event

	Relevant event code describing circumstances (see Table 1)	Code describing capacity in which shares were/are held (see Table 2) Before relevant event	After relevant event	Number of shares bought/sold or involved	Currency of transaction	On Exchange: Highest price per share	On Exchange: Average price per share	Off Exchange: Average consideration per share	Off Exchange: Consideration Code (see Table 3)
Long position	121	- Select -	201	7,126,000	HKD				- Select -
Short position	- Select -	- Select -	- Select -						

15. Total shares in listed corporation immediately before the relevant event

	Total number of shares	Percentage figure (%)
Long position	0	0
Short position		

16. Total shares in listed corporation immediately after the relevant event

	Total number of shares	Percentage figure (%)
Long position	0	0
Short position		

17. Capacity in which interests disclosed in Box 16 are held (required for Initial Notification only)

Code describing capacity (see Table 2)	Number of shares: Long position	Short position
- Select -		
- Select -		
- Select -		
- Select -		
- Select -		

18. Further information in respect of derivative interests in listed corporation

	Code describing derivatives (see Table 4)	Exercise period (dd/mm/yyyy) Begins	Ends	Consideration - if derivatives granted by listed corporation: Price for grant	Exercise price	Price on assignment	Number of shares
Long position(s)	406	20/05/2005	19/05/2014	1.000	9.200		7,126,000
	- Select -						
	- Select -						
	- Select -						
Short position(s)	- Select -						
	- Select -						
	- Select -						
	- Select -						

19. Further information in relation to interests of children under 18 and/or spouse

Name of child/spouse	Address	Number of shares	
		Long position	Short position

20. Further information in relation to interests of corporations controlled by Director

Name of corporation	Address and place of incorporation	Name of controlling shareholder	% control	Direct interest (Y/N)	Number of shares	
					Long position	Short position

21. Further information in relation to interests held by Director jointly with another person

Name of joint shareholder	Address	Number of shares	
		Long position	Short position

22. Further information from a director who is a trustee, or beneficiary of a trust, or a person who has set up a Discretionary Trust

Name of Trust	Address	Status Code (see Table 5)	Number of shares	
			Long position	Short position
		- Select -		
		- Select -		
		- Select -		

23. Further information from a party to an agreement under Section 317 (Please see Notes for further information required)

Names of other parties	Address	Number of shares
Total number of shares in which substantial shareholder is interested under section 317 and 318		

24. Date of filing this Form 3A

08	06	2004
(day)	(month)	(year)

25. Number of continuation sheets

26. Number of attachments

Form 3A

RM 3 A

DIRECTOR'S/CHIEF EXECUTIVE'S NOTICE - INTERESTS IN SHARES OF LISTED CORPORATION

Notice pursuant to s. 347 of Part XV of the Securities and Futures Ordinance (Cap. 571)

Form for use by a director or chief executive ("director") giving an Initial Notification or notice of :

(i) Acquiring an interest in shares or a short position in shares of a listed corporation of which he is a director;

(ii) Changes in the nature of his interest in such shares; and

(iii) Ceasing to have an interest in such shares (complete Boxes 1 to 16 and 24 only).

This Form must be completed in accordance with the directions and instructions in the Notes to Form 3A.

1. Name of listed corporation		
HANG LUNG PROPERTIES LIMITED		
2. Stock code	101	**4. Number of issued shares in class**
3. Class of shares	Ordinary	3,299,900,770

5. Name of Director (English) as printed on HKID/Passport		**8. Name of Director (Chinese)**
HO (Surname)	Sai Leung, Wilfred (Other names)	何世良
6. HKID/Passport No.	**Country of issue of Passport**	**9. Chinese Character Code**
A009887(9)		014900135328
7. Address of Director		**10. Daytime tel. No.**
Flat A1, 27/F., Block A, Beverly Hill, 6 Broadwood Road, Hong Kong.		28790111
		11. e-mail address

12. Date of relevant event

20	05	2004
(day)	(month)	(year)

13. Date when director became aware of the relevant event/ interest in the shares (if later)

08	06	2004
(day)	(month)	(year)

*

* I accepted an offer for share option on 8 June 2004 by the payment of a consideration of HK$1.00

14. Details of relevant event

	Relevant event code describing circumstances (see Table 1)	Code describing capacity in which shares were/are held (see Table 2) Before relevant event	After relevant event	Number of shares bought/sold or involved	Currency of transaction	On Exchange: Highest price per share	On Exchange: Average price per share	Off Exchange: Average consideration per share	Off Exchange: Consideration Code (see Table 3)
Long position	121	- Select -	201	3,239,000	HKD				- Select -
Short position	- Select -	- Select -	- Select -						

15. Total shares in listed corporation immediately before the relevant event

	Total number of shares	Percentage figure (%)
Long position	0	0
Short position		

16. Total shares in listed corporation immediately after the relevant event

	Total number of shares	Percentage figure (%)
Long position	0	0
Short position		

17. Capacity in which interests disclosed in Box 16 are held (required for Initial Notification only)

Code describing capacity (see Table 2)	Number of shares: Long position	Number of shares: Short position
- Select -		
- Select -		
- Select -		
- Select -		
- Select -		

18. Further information in respect of derivative interests in listed corporation

	Code describing derivatives (see Table 4)	Exercise period (dd/mm/yyyy) Begins	Ends	Consideration - if derivatives granted by listed corporation: Price for grant	Exercise price	Price on assignment	Number of shares
Long position(s)	406	20/05/2005	19/05/2014	1.000	9.200		3,239,000
	- Select -						
	- Select -						
	- Select -						
Short position(s)	- Select -						
	- Select -						
	- Select -						
	- Select -						

[redacted]urther information in relation to interests of children under 18 and/or spouse

Name of child/spouse	Address	Number of shares	
		Long position	Short position

20. Further information in relation to interests of corporations controlled by Director

Name of corporation	Address and place of incorporation	Name of controlling shareholder	% control	Direct interest (Y/N)	Number of shares	
					Long position	Short position

21. Further information in relation to interests held by Director jointly with another person

Name of joint shareholder	Address	Number of shares	
		Long position	Short position

22. Further information from a director who is a trustee, or beneficiary of a trust, or a person who has set up a Discretionary Trust

Name of Trust	Address	Status Code (see Table 5)	Number of shares	
			Long position	Short position
		- Select -		
		- Select -		
		- Select -		

23. Further information from a party to an agreement under Section 317 (Please see Notes for further information required)

Names of other parties	Address	Number of shares
Total number of shares in which substantial shareholder is interested under section 317 and 318		

24. Date of filing this Form 3A

08	06	2004
(day)	(month)	(year)

25. Number of continuation sheets [ ]

26. Number of attachments [ ]

Form 3A

ORM 3 A

DIRECTOR'S/CHIEF EXECUTIVE'S NOTICE - INTERESTS IN SHARES OF LISTED CORPORATION

Notice pursuant to s. 347 of Part XV of the Securities and Futures Ordinance (Cap. 571)

Form for use by a director or chief executive ("director") giving an Initial Notification or notice of:

(i) Acquiring an interest in shares or a short position in shares of a listed corporation of which he is a director;

(ii) Changes in the nature of his interest in such shares; and

(iii) Ceasing to have an interest in such shares (complete Boxes 1 to 16 and 24 only).

This Form must be completed in accordance with the directions and instructions in the Notes to Form 3A.

1. Name of listed corporation HANG LUNG PROPERTIES LIMITED		
2. Stock code	101	**4. Number of issued shares in class**
3. Class of shares	Ordinary	3,299,900,770

5. Name of Director (English) as printed on HKID/Passport		**8. Name of Director (Chinese)**
NG (Surname)	Sze Yuen, Terry (Other names)	吳士元
6. HKID/Passport No. D635218(A)	**Country of issue of Passport**	**9. Chinese Character Code** 070211020337
7. Address of Director Duplex Flat B, 17 & 18th Floors, Block II, Wing On Towers, Nos. 7 & 9 Boyce Road, Hong Kong.		**10. Daytime tel. No.** 28790111
		11. e-mail address

12. Date of relevant event

20	05	2004
(day)	(month)	(year)

13. Date when director became aware of the relevant event/ interest in the shares (if later)

08	06	2004
(day)	(month)	(year)

* I accepted an offer for share option on 8 June 2004 by the payment of a consideration of HK$1.00

14. Details of relevant event

	Relevant event code describing circumstances (see Table 1)	Code describing capacity in which shares were/are held (see Table 2)		Number of shares bought/sold or involved	Currency of transaction	On Exchange		Off Exchange	
		Before relevant event	After relevant event			Highest price per share	Average price per share	Average consideration per share	Consideration Code (see Table 3)
Long position	121	- Select -	201	3,239,000	HKD				- Select -
Short position	- Select -	- Select -	- Select -						

15. Total shares in listed corporation immediately before the relevant event

	Total number of shares	Percentage figure (%)
Long position	0	0
Short position		

16. Total shares in listed corporation immediately after the relevant event

	Total number of shares	Percentage figure (%)
Long position	0	0
Short position		

17. Capacity in which interests disclosed in Box 16 are held (required for Initial Notification only)

Code describing capacity (see Table 2)	Number of shares	
	Long position	Short position
- Select -		
- Select -		
- Select -		
- Select -		
- Select -		

18. Further information in respect of derivative interests in listed corporation

	Code describing derivatives (see Table 4)	Exercise period (dd/mm/yyyy)		Consideration - if derivatives granted by listed corporation			Number of shares
		Begins	Ends	Price for grant	Exercise price	Price on assignment	
Long position(s)	406	20/05/2005	19/05/2014	1.000	9.200		3,239,000
	- Select -						
	- Select -						
	- Select -						
Short position(s)	- Select -						
	- Select -						
	- Select -						
	- Select -						

19. Further information in relation to interests of children under 18 and/or spouse

Name of child/spouse	Address	Number of shares	
		Long position	Short position

20. Further information in relation to interests of corporations controlled by Director

Name of corporation	Address and place of incorporation	Name of controlling shareholder	% control	Direct interest (Y/N)	Number of shares	
					Long position	Short position

21. Further information in relation to interests held by Director jointly with another person

Name of joint shareholder	Address	Number of shares	
		Long position	Short position

22. Further information from a director who is a trustee, or beneficiary of a trust, or a person who has set up a Discretionary Trust

Name of Trust	Address	Status Code (see Table 5)	Number of shares	
			Long position	Short position
		- Select -		
		- Select -		
		- Select -		

23. Further information from a party to an agreement under Section 317 **(Please see Notes for further information required)**

Names of other parties	Address	Number of shares
Total number of shares in which substantial shareholder is interested under section 317 and 318		

24. Date of filing this Form 3A

08	06	2004
(day)	(month)	(year)

25. Number of continuation sheets ☐

26. Number of attachments ☐

Form 3A

FORM I

Monthly Return On Movement of Listed Equity Securities
For the month ended 31st May, 2004

To : ~~The Listing Division of The Stock Exchange of Hong Kong Limited~~
~~CC.~~ The Research & Planning Department of The Stock Exchange of Hong Kong Limited

From : HANG LUNG PROPERTIES LIMITED
(Name of Company)

Esther S.M. Li Tel No.: 2879-0365
(Name of Responsible Official)

Date : 8th June, 2004

(A) Information on Types of Listed Equity Securities :
(please tick wherever applicable)

1. Ordinary shares : ✓ 2. Preference shares :

3. Other classes of shares : ✓ please specify : Convertible Cumulative Preference Shares

4. Warrants : please specify :

(B) Movement in Authorised Share Capital:

	No. of ordinary shares/ Preference shares/ other classes of shares	Par Value (HK$)	Authorised Share Capital (HK$)
Balance at close of preceding month	4,500,000,000 200,000	1.00 7,500.00	4,500,000,000 1,500,000,000
Increase/(Decrease) (EGM approval date): ( )	N/A	N/A	N/A
Balance at close of the month	4,500,000,000 200,000	1.00 7,500.00	4,500,000,000 1,500,000,000
			6,000,000,000

(C) Movement in Issued Share Capital:

	No. of Ordinary shares	No. of Preference shares	No. of other classes of shares
Balance at close of preceding month:	3,268,184,114	75,150	
Increase/(Decrease) during the month	15,476,659	N/A	
Balance at close of the month :	3,283,660,773	75,150	

(D) Details of Movement :

* please delete and insert 'N/A' wherever inapplicable

TYPE OF SECURITIES	SECURITIES IN ISSUE AT CLOSE OF PRECEDING MONTH	MOVEMENT DURING THE MONTH			SECURITIES IN ISSUE AT CLOSE OF THE MONTH	IN NO. OF NEW SHARES ARISING THEREFROM
SHARE OPTIONS* Type	No. of Options	Granted	Exercised	Cancelled	No. of Options	
Share Option Scheme expired on 1. 21/11/2012 Exercise price: HK$ 9.20	0	29,561,000	N/A	N/A	29,561,000	Nil
2. ______ Exercise price: HK$ ______						
WARRANTS* Date of Expiry	Nominal Value (HK$)	Exercised (HK$)			Nominal Value (HK$)	
1. ______ Subscription price: HK$ ______ 2. ______ Subscription price: HK$ ______	N/A	N/A			N/A	N/A
CONVERTIBLES* Class	Units	Converted (Units)			Units	
Preference Shares Convertible price: HK$ 10.10	75,150	N/A			75,150	N/A
OTHER ISSUES OF SHARES*						
Rights Issue	Price :	Issue and allotment Date :				
Placing	Price :	Issue and allotment Date:				
Bonus Issue		Issue and allotment Date:				
Scrip Dividend		Issue and allotment Date :				
Repurchase of share		Cancellation Date :				
Redemption of share		Redemption Date :				
Consideration issue	Price:	Issue and allotment Date :				
Others Conversion* (please specify)	Price:	Issue and allotment Date : May 2004				15,476,659
Total No. of ordinary shares/preference shares/other classes of shares increased/(decreased) during the month:						15,476,659

Authorised Signatory:

Remarks : * Conversion of Convertible Bonds

Name : Esther Li

Title : Assistant Co. Secretary

Note:

All information contained in this form may be reproduced and provided to other information vendors or users of market data at the sole discretion of the Stock Exchange without prior notification to the company/issuer.

CORPORATE SUBSTANTIAL SHAREHOLDER NOTICE

Notice pursuant to s. 324 of Part XV of the Securities and Futures Ordinance (Cap. 571)

Form for use by a corporation giving notice of:

- *(i) First acquiring an interest in 5% or more of the shares of a listed corporation (i.e. first becoming a substantial shareholder);*
- *(ii) Changes in the percentage level, or nature, of its interest or its short position in such shares; and*
- *(iii) Ceasing to have an interest of 5% in such shares (complete Boxes 1-19 and 27 only)*

This Form must be completed in accordance with the directions and instructions in the Notes to Form 2.

1. Name of listed corporation Hang Lung Properties Ltd	
2. Stock Code: 101	**4. Number of issued shares in class** 3,299,900,770
3. Class of shares: Ordinary Shares	

5. Name of substantial shareholder The Capital Group Companies, Inc.	**8. Business registration number** N/A	
	9. Place of incorporation Delaware, USA	**Certificate of Incorporation No.** 860206507
6. Registered office 333 South Hope Street, 55th Floor Los Angeles, CA 90071	**10. Contact Person** Gina Martinez	
	11. Daytime telephone (213) 615-0469	**12. E-mail address** GRGroup@caproup.com
7. Principal place of business in Hong Kong 2601 One International Finance Centre, No.1 Harbour View Street Hong Kong ****To avoid delay, please send all correspondence to our office at:** **333 South Hope Street, 55th Floor** **Los Angeles, CA 90071, USA**	**13. Exchange on which listed** N/A	
	14. Name of listed parent and exchange on which parent is listed N/A	

15. Date of relevant event

23	06	2004
(day)	(month)	(year)

16. Date when the substantial shareholder became aware of the relevant event/interest in the shares (if later)

(day)	(month)	(year)

17. Details of relevant event

	Relevant event code describing circumstances (see Table 1)	Code describing capacity in which shares were/are held (see Table 2)		Number of shares bought/sold or involved	Currency of transaction	On Exchange		Off Exchange	
		Before relevant event	After relevant event			Highest price per share	Average price per share	Average price per share	Consideration Code (See Table 3)
Long position	104	202	202	N/A	HKD	N/A	N/A		
Short position									

18. Total shares immediately before the relevant event

	Total number of shares	Percentage figure (%)
Long position	342104366	10.3671%
Short position		
Lending pool		

19. Total number of shares immediately after the event

	Total number of shares	Percentage figure (%)
Long position	342,104,366	10.3671%
Short position		
Lending pool		

20. Capacity in which interests disclosed in Box 19 are held

Code describing capacity (see Table 2)	Number of shares	
	Long position	Short position
202	342,104,366	

21. Further information in respect of derivative interests

Code describing derivatives (see Table 4)	Number of shares	
	Long position	Short position

22. Further information in relation to interests of corporations controlled by substantial shareholder

Name of controlled corporation	Address and place of incorporation	Name of controlling shareholder	% Control	Direct Interest (Y/N)	Number of Shares	
					Long Position	Short Position
Capital Research and Management Company	333 South Hope Street, 55th Floor, Los Angeles, CA 90071, USA	The Capital Group Companies, Inc.	100%	Y	102,980,100	
Capital Group International, Inc.	333 South Hope Street, 55th Floor, Los Angeles, CA 90071, USA	The Capital Group Companies, Inc.	100%	N	0	
Capital Guardian Trust Company	333 South Hope Street, 55th Floor, Los Angeles, CA 90071, USA	Capital Group International, Inc.	100%	Y	193,506,536	
Capital International, Inc.	11100 Santa Monica Boulevard, 15th Floor, Los Angeles, CA 90025, USA	Capital Group International, Inc.	100%	Y	21,934,900	
Capital International Limited	25 Bedford Street, London WC2E 9HN, UK	Capital Group International, Inc.	100%	Y	7,378,830	
Capital International S.A.	3 Place de Bergues, 1201 Geneva, Switzerland	Capital Group International, Inc.	100%	Y	16,304,000	

23. Further information in relation to interests held by substantial shareholder jointly with another person

Name of joint shareholder	Address	Number of shares	
		Long Position	Short Position
NIL			

24. Further information from a trustee, or beneficiary of a trust, or a founder of a discretionary Trust

Name of Trust	Address	Status Code (see Table 5)	Number of shares	
			Long Position	Short Position
NIL				

25. Further information from a party to an agreement under Section 317 (Please see Notes for further information)

Name of other parties	Address	Number of shares
NIL		
Total number of shares in which substantial shareholder is interested under section 317 and 318		

26. Details of person(s) in accordance with whose directions the substantial shareholder or its directors are accustomed to act

Names	Address	Relationship Code (see Table 6)	Percentage (%)
NIL			

27. Date of filing this Form 2

25	06	2004
(day)	(month)	(year)

28. Number of continuation sheets 0

29. Number of attachments 0

)RM 2

CORPORATE SUBSTANTIAL SHAREHOLDER NOTICE

(4)

Notice pursuant to s. 324 of Part XV of the Securities and Futures Ordinance (Cap. 571)

Form for use by a corporation giving notice of:

(i) First acquiring an interest in 5% or more of the shares of a listed corporation (i.e. first becoming a substantial shareholder);

(ii) Changes in the percentage level, or nature, of its interest or its short position in such shares; and

(iii) Ceasing to have an interest of 5% in such shares (complete Boxes 1 to 19 and 27 only).

This Form must be completed in accordance with the directions and instructions in the Notes to Form 2.

1. Name of listed corporation HANG LUNG PROPERTIES LIMITED	
2. Stock code 101	**4. Number of issued shares in class**
3. Class of shares Ordinary	3,299,900,770

5. Name of substantial shareholder a) Hang Lung Group Limited; b) Prosperland Housing Limited; c) Purotat Limited	**8. Business registration number** a) 01050802-000-09; b) 04937744-000-04; c) 15331355-000-02	
	9. Place of incorporation a) to c) Hong Kong	Certificate of Incorporation No. a) 6206; b) 26329; c) 344098
6. Registered office a) 28th Floor, 4 Des Voeux Road Central, Hong Kong; b) & c) 26th Floor, 4 Des Voeux Road Central, Hong Kong	**10. Contact person** Mr. CHING Sik Wing, Robin	
	11. Daytime tel. No. 28790111	**12. e-mail address**
7. Principal place of business in Hong Kong :) N/A	**13. Exchange on which listed** a) Hong Kong Stock Exchange; b) to c) N/A	
	14. Name of listed parent and exchange on which parent is listed Hang Lung Group Limited / Hong Kong Stock Exchange	

15. Date of relevant event

30	06	2004
(day)	(month)	(year)

16. Date when the substantial shareholder became aware of the relevant event/ interest in the shares (if later)

(day)	(month)	(year)

17. Details of relevant event

	Relevant event code describing circumstances (see Table 1)	Code describing capacity in which shares were/are held (see Table 2)		Number of shares bought/sold or involved	Currency of transaction	On Exchange		Off Exchange	
		Before relevant event	After relevant event			Highest price per share	Average price per share	Average consideration per share	Consideration Code (see Table 3)
Long position	115	205	205	34,992,000	HKD				- Select -
Short position	- Select -	- Select -	- Select -						

18. Total shares immediately before the relevant event

	Total number of shares	Percentage figure (%)
l ong position	1,834,484,570	56.13
.t position		
Lending pool		

19. Total shares immediately after the relevant event

	Total number of shares	Percentage figure (%)
Long position	1,869,476,570	56.65
Short position		
Lending pool		

20. Capacity in which interests disclosed in Box 19 are held

Code describing capacity (see Table 2)	Number of shares	
	Long position	Short position
205	1,869,476,570	
- Select -		
- Select -		
- Select -		
- Select -		

21. Further information in respect of derivative interests

Code describing derivatives (see Table 4)	Number of shares	
	Long position	Short position
- Select -		
- Select -		
- Select -		
- Select -		
- Select -		

22. Further information in relation to interests of corporations controlled by substantial shareholder

Name of controlled corporation	Address and place of incorporation	Name of controlling shareholder	% control	Direct interest (Y/N)	Number of shares	
					Long position	Short Position
	(see attached Continuation Sheet)					

23. Further information in relation to interests held by substantial shareholder jointly with another person

Name of joint shareholder	Address	Number of shares	
		Long position	Short Position
	N/A		

24. Further information from a trustee, or beneficiary of a trust, or a founder of a Discretionary Trust

Name of Trust	Address	Status Code (see Table 5)	Number of shares	
			Long position	Short position
		- Select -		
	N/A	- Select -		
		- Select -		

25. Further information from a party to an agreement under Section 317 (Please see Notes for further information required)

Names of other parties	Address	Number of shares
	N/A	
Total number of shares in which substantial shareholder is interested under section 317 and 318		

26. Details of person(s) in accordance with whose directions the substantial shareholder or its directors are accustomed to act

Names	Address	Relationship Code (see Table 6)	Percentage (%)
		- Select -	
	N/A	- Select -	
		- Select -	

27. Date of filing this Form 2

02	07	2004
(day)	(month)	(year)

28. Number of continuation sheets: 1

29. Number of attachments: 0

Form 2.

Continuation Sheet

22. *Further information in relation to interests of corporations controlled by substantial shareholder*

Name of controlled corporation	Address and place of incorporation	Name of controlling shareholder	% control	Direct interest (Y/N)	Number of shares	
					Long position	Short position
Prosperland Housing Limited	26th Floor, 4 Des Voeux Road Central, Hong Kong. (Hong Kong)	Hang Lung Group Limited	100.00	Y	1,267,523,511	
Prosperland Housing Limited	26th Floor, 4 Des Voeux Road Central, Hong Kong. (Hong Kong)	Hang Lung Group Limited	100.00	N	85,179	
Curicao Company Limited	26th Floor, 4 Des Voeux Road Central, Hong Kong. (Hong Kong)	Prosperland Housing Limited	100.00	Y	85,179	
Purotat Limited	26th Floor, 4 Des Voeux Road Central, Hong Kong. (Hong Kong)	Hang Lung Group Limited	100.00	Y	354,227,500	
Yee Fly Investment Limited	26th Floor, 4 Des Voeux Road Central, Hong Kong. (Hong Kong)	Hang Lung Group Limited	100.00	Y	163,665	
Yee Fly Investment Limited	26th Floor, 4 Des Voeux Road Central, Hong Kong. (Hong Kong)	Hang Lung Group Limited	100.00	N	120,608,945	
Yee Fly Investment Limited	26th Floor, 4 Des Voeux Road Central, Hong Kong. (Hong Kong)	Hang Lung Group Limited	100.00	N	8,520	
Believecity Limited	26th Floor, 4 Des Voeux Road Central, Hong Kong. (Hong Kong)	Yee Fly Investment Limited	100.00	Y	120,608,945	
Kindstock Limited	26th Floor, 4 Des Voeux Road Central, Hong Kong. (Hong Kong)	Yee Fly Investment Limited	100.00	Y	8,520	
Cokage Limited	26th Floor, 4 Des Voeux Road Central, Hong Kong. (Hong Kong)	Hang Lung Group Limited	100.00	Y	53,893,250	
Atlas Limited	Akara Building, 24 De Castro Street, Wickhams Cay I, Road Town, Tortola, British Virgin Islands. (British Virgin Islands)	Hang Lung Group Limited	100.00	N	72,966,000	
Hang Kong Company Limited	26th Floor, 4 Des Voeux Road Central, Hong Kong. (Hong Kong)	Atlas Limited	100.00	Y	72,966,000	

FORM 2

CORPORATE SUBSTANTIAL SHAREHOLDER NOTICE

Notice pursuant to s. 324 of Part XV of the Securities and Futures Ordinance (Cap. 571)

Form for use by a corporation giving notice of :

(i) First acquiring an interest in 5% or more of the shares of a listed corporation (i.e. first becoming a substantial shareholder);

(ii) Changes in the percentage level, or nature, of its interest or its short position in such shares; and

(iii) Ceasing to have an interest of 5% in such shares (complete Boxes 1 to 19 and 27 only).

This Form must be completed in accordance with the directions and instructions in the Notes to Form 2.

1. Name of listed corporation HANG LUNG PROPERTIES LIMITED	
2. Stock code 101	**4. Number of issued shares in class** 3,299,900,770
3. Class of shares ORDINARY	

5. Name of substantial shareholder COLE LIMITED	**8. Business registration number** N/A	
	9. Place of Incorporation ISLE OF MAN	Certificate of Incorporation No. 29074
6. Registered office 33-37 ATHOL STREET, DOUGLAS, ISLE OF MAN	**10. Contact person** HO TUEN YEE	
	11. Daytime tel. No.	**12. e-mail address**
7. cipal place of business in Hong Kong N/A	**13. Exchange on which listed** N/A	
	14. Name of listed parent and exchange on which parent is listed N/A	

15. Date of relevant event

30	6	2004
(day)	(month)	(year)

16. Date when the substantial shareholder became aware of the relevant event/ interest in the shares (if later)

N/A	N/A	N/A
(day)	(month)	(year)

17. Details of relevant event

	Relevant event code describing circumstances (see Table 1)	Code describing capacity in which shares were/are held (see Table 2) Before relevant event	After relevant event	Number of shares bought/sold or involved	Currency of transaction	On Exchange: Highest price per share	On Exchange: Average price per share	Off Exchange: Average consideration per share	Off Exchange: Consideration Code (see Table 3)
Long position	115	207	207	34,992,000	HKD			N/A	- Select - N/A
Short position	- Select - N/A	- Select -	- Select -						

18. Total shares immediately before the relevant event

	Total number of shares	Percentage figure (%)
Long position	1,897,615,670	57.51
Short position	N/A	
Lending pool	N/A	

19. Total shares immediately after the relevant event

	Total number of shares	Percentage figure (%)
Long position	1,897,809,670	57.51
Short position	N/A	
Lending pool	N/A	

20. Capacity in which interests disclosed in Box 19 are held

Code describing capacity (see Table 2)	Number of shares: Long position	Short position
207	1,897,809,670	N/A
- Select -		
- Select -		
' - Select -		
- Select -		

21. Further information in respect of derivative interests

Code describing derivatives (see Table 4)	Number of shares: Long position	Short position
- Select - N/A		
- Select -		
- Select -		
- Select -		
- Select -		

22. Further information in relation to interests of corporations controlled by substantial shareholder

Name of controlled corporation	Address and place of incorporation	Name of controlling shareholder	% control	Direct interest (Y/N)	Number of shares	
					Long position	Short Position
KINGSWICK INVESTMENT LIMITED	PASEA ESTATE, ROAD TOWN, TORTOLA, BRITISH VIRGIN ISLANDS (BRITISH VIRGIN ISLANDS)	COLE LIMITED	100.00	Y	28,333,100	N/A
KINGSWICK INVESTMENT LIMITED	PASEA ESTATE, ROAD TOWN, TORTOLA, BRITISH VIRGIN ISLANDS (BRITISH VIRGIN ISLANDS)	COLE LIMITED	100.00	N	1,869,476,570	N/A
FARBASE INVESTMENT LIMITED	PASEA ESTATE, ROAD TOWN, TORTOLA, BRITISH VIRGIN ISLANDS (BRITISH VIRGIN ISLANDS)	COLE LIMITED	100.00	N	1,869,476,570	N/A
MAGENTA HOLDINGS LIMITED	P.O. BOX 71, CRAIGMUIR CHAMBERS, ROAD TOWN, TORTOLA, BRITISH VIRGIN ISLANDS (BRITISH VIRGIN ISLANDS)	COLE LIMITED	100.00	N	1,869,476,570	N/A
BOLAND ENTERPRISES LIMITED	PASEA ESTATE, ROAD TOWN, TORTOLA, BRITISH VIRGIN ISLANDS (BRITISH VIRGIN ISLANDS)	MAGENTA HOLDINGS LIMITED	100.00	N	1,869,476,570	N/A
HANG LUNG GROUP LIMITED	28TH FLOOR, 4 DES VOEUX ROAD CENTRAL, HONG KONG (HONG KONG)	COLE LIMITED	37.17	N	1,869,476,570	N/A
PROSPERLAND HOUSING LIMITED	26TH FLOOR, 4 DES VOEUX ROAD CENTRAL, HONG KONG (HONG KONG)	HANG LUNG GROUP LIMITED	100.00	Y	1,267,523,511	N/A
PROSPERLAND HOUSING LIMITED	26TH FLOOR, 4 DES VOEUX ROAD CENTRAL, HONG KONG (HONG KONG)	HANG LUNG GROUP LIMITED	100.00	N	85,179	N/A

23. Further information in relation to interests held by substantial shareholder jointly with another person

N of joint shareholder	Address	Number of shares	
		Long position	Short Position
N/A			

24. Further information from a trustee, or beneficiary of a trust, or a founder of a Discretionary Trust

Name of Trust	Address	Status Code (*see Table 5*)	Number of shares	
			Long position	Short position
(PRIVATE)	(PRIVATE)	501	1,897,809,670 IN TOTAL	N/A
		- Select -		
		- Select -		

2 rther information from a party to an agreement under Section 317 (Please see Notes for further information required)

Names of other parties	Address	Number of shares
N/A		
Total number of shares in which substantial shareholder is interested under section 317 and 318		

26. Details of person(s) in accordance with whose directions the substantial shareholder or its directors are accustomed to act

Names	Address	Relationship Code (see Table 6)	Percentage (%)
N/A		- Select -	
		- Select -	
		- Select -	

27. Date of filing this Form 2

5	7	2004
(day)	(month)	(year)

28. Number of continuation sheets 1

29. Number of attachments

Form 2.

22. Further information in relation to interests of corporations controlled by substantial shareholder

Name of controlled corporation	Address and place of incorporation	Name of controlling shareholder	% control	Direct interest (Y/N)	Number of shares	
					Long position	Short Position
CURICAO COMPANY LIMITED	26TH FLOOR, 4 DES VOEUX ROAD CENTRAL, HONG KONG (HONG KONG)	PROSPERLAND HOUSING LIMITED	100.00	Y	85,179	N/A
PUROTAT LIMITED	26TH FLOOR, 4 DES VOEUX ROAD CENTRAL, HONG KONG (HONG KONG)	HANG LUNG GROUP LIMITED	100.00	Y	354,227,500	N/A
YEE FLY INVESTMENT LIMITED	26TH FLOOR, 4 DES VOEUX ROAD CENTRAL, HONG KONG (HONG KONG)	HANG LUNG GROUP LIMITED	100.00	Y	163,665	N/A
YEE FLY INVESTMENT LIMITED	26TH FLOOR, 4 DES VOEUX ROAD CENTRAL, HONG KONG (HONG KONG)	HANG LUNG GROUP LIMITED	100.00	N	120,608,945	N/A
YEE FLY INVESTMENT LIMITED	26TH FLOOR, 4 DES VOEUX ROAD CENTRAL, HONG KONG (HONG KONG)	HANG LUNG GROUP LIMITED	100.00	N	8,520	N/A
BELIEVECITY LIMITED	26TH FLOOR, 4 DES VOEUX ROAD CENTRAL, HONG KONG (HONG KONG)	YEE FLY INVESTMENT LIMITED	100.00	Y	120,608,945	N/A
KINDSTOCK LIMITED	26TH FLOOR, 4 DES VOEUX ROAD CENTRAL, HONG KONG (HONG KONG)	YEE FLY INVESTMENT LIMITED	100.00	Y	8,520	N/A
COKAGE LIMITED	26TH FLOOR, 4 DES VOEUX ROAD CENTRAL, HONG KONG (HONG KONG)	HANG LUNG GROUP LIMITED	100.00	Y	53,893,250	N/A
ATLAS LIMITED	AKARA BUILDING, 24 DE CASTRO STREET, WICKHAMS CAY I, ROAD TOWN, TORTOLA, BRITISH VIRGIN ISLANDS (BRITISH VIRGIN ISLANDS)	HANG LUNG GROUP LIMITED	100.00	N	72,966,000	N/A
HA[illegible]NG COMPANY LIMITED	26TH FLOOR, 4 DES VOEUX ROAD CENTRAL, HONG KONG (HONG KONG)	ATLAS LIMITED	100.00	Y	72,966,000	N/A

FORM 1

INDIVIDUAL SUBSTANTIAL SHAREHOLDER NOTICE

Notice pursuant to s. 324 of Part XV of the Securities and Futures Ordinance (Cap. 571)

Form for use by an individual giving notice of :

(i) First acquiring an interest in 5% or more of the shares of a listed corporation (i.e. first becoming a substantial shareholder);

(ii) Changes in the percentage level, or nature, of his interest or his short position in such shares; and

(iii) Ceasing to have an interest in 5% of such shares (complete Boxes 1 to 16 and 24 only)

This Form must be completed in accordance with the directions and instructions in the Notes to Form 1.

1. Name of listed corporations HANG LUNG PROPERTIES LIMITED		
2. Stock code	101	**4. Number of issued shares in class** 3,299,900,770
3. Class of shares	ORDINARY	

5. Name of substantial shareholder (English) as printed on HKID/Passport CHAN TAN (Surname)	CHING FEN (Other names)	**8. Name of substantial shareholder (Chinese)** 陳譚慶芬
6. HKID/~~Passport No.~~ A056619(8)	**Country of issue of Passport** N/A	**9. Chinese Character Code** 7115 6223 1987 5358
7. Address of substantial shareholder A5, 14 MT. KELLETT ROAD, THE PEAK, HONG KONG		**10. Daytime tel. No.** 2576 6800
		11. e-mail address

12. Date of relevant event

30	6	2004
(day)	(month)	(year)

13. Date when the substantial shareholder became aware of the relevant event/ interest in the shares (if later)

N/A	N/A	N/A
(day)	(month)	(year)

14. Details of relevant event

	Relevant event code describing circumstances (see Table 1)	Code describing capacity in which shares were/are held (see Table 2)		Number of shares bought/sold or involved	Currency of transaction	On Exchange		Off Exchange	
		Before relevant event	After relevant event			Highest price per share	Average price per share	Average consideration per share	Consideration Code (see Table 3)
Long position	115	209	209	34,992,000	HKD			N/A	N/A
Short position	N/A								

15. Total shares immediately before the relevant event

	Total number of shares	Percentage figure (%)
Long position	1,897,615,670	57.51
Short position	N/A	
.ending pool	N/A	

16. Total shares immediately after the relevant event

	Total number of shares	Percentage figure (%)
Long position	1,897,809,670	57.51
Short position	N/A	
Lending pool	N/A	

17. Capacity in which interests disclosed in Box 16 are held

Code describing capacity (see Table 2)	Number of shares	
	Long position	Short position
209	1,897,809,670	N/A

18. Further information in respect of derivative interests

Code describing derivatives (see Table 4)	Number of shares	
	Long position	Short position
N/A		

19. Further information in relation to interests of children under 18 and/or spouse

Name of child/spouse	Address	Number of shares	
		Long position	*Short position*
N/A			

20. Further information in relation to interests of corporations controlled by substantial shareholder

Name of controlled corporation	Address and place of incorporation	Name of controlling shareholder	% control	Direct interest (Y/N)	Number of shares	
					Long position	Short position
N/A						

21. Further information in relation to interests held by substantial shareholder jointly with another person

Name of joint shareholder	Address	Number of shares	
		Long position	Short position
N/A			

22. Further information from a trustee, or beneficiary of a trust, or a person who has set up a Discretionary Trust

Name of Trust	Address	Status Code (see Table 5)	Number of shares	
			Long position	Short position
(PRIVATE)	(PRIVATE)	503	1,897,809,670 IN TOTAL	N/A

23. Further information from a party to an agreement under Section 317 *(Please see Notes for further information required)*

Names of other parties	Address	Number of shares
N/A		
Total number of shares in which substantial shareholder is interested under section 317 and 318		

24. Date of filing this Form 1

5	7	2004
(day)	(month)	(year)

25. Number of continuation sheets

26. Number of attachments

Form 1.

FORM 1

Monthly Return On Movement of Listed Equity Securities

For the month ended 30th June, 2004

To : ~~The Listing Division of The Stock Exchange of Hong Kong Limited~~

~~CC.~~ The Research & Planning Department of The Stock Exchange of Hong Kong Limited

From : HANG LUNG PROPERTIES LIMITED
(Name of Company)

Esther S.M. Li Tel No.: 2879-0365
(Name of Responsible Official)

Date : 5th July, 2004

(A) Information on Types of Listed Equity Securities :
(please tick wherever applicable)

1. Ordinary shares : ✓ 2. Preference shares :
3. Other classes of shares : ✓ please specify : Convertible Cumulative Preference Shares
4. Warrants : please specify :

(B) Movement in Authorised Share Capital:

	No. of ordinary shares/ Preference shares/ other classes of shares	Par Value (HK$)	Authorised Share Capital (HK$)
Balance at close of preceding month	4,500,000,000 200,000	1.00 7,500.00	4,500,000,000 1,500,000,000
Increase/(Decrease) (EGM approval date):)	N/A	N/A	N/A
Balance at close of the month	4,500,000,000 200,000	1.00 7,500.00	4,500,000,000 1,500,000,000
			6,000,000,000

(C) Movement in Issued Share Capital:

	No. of Ordinary shares	No. of Preference shares	No. of other classes of shares
Balance at close of preceding month:	3,283,660,773	75,150	
Increase/(Decrease) during the month	16,239,997	N/A	
Balance at close of the month :	3,299,900,770	75,150	

(D) Details of Movement :

* please delete and insert 'N/A' wherever inapplicable

TYPE OF SECURITIES	SECURITIES IN ISSUE AT CLOSE OF PRECEDING MONTH	MOVEMENT DURING THE MONTH			SECURITIES IN ISSUE AT CLOSE OF THE MONTH	IN NO. OF NEW SHARES ARISING THEREFROM
SHARE OPTIONS* Type	No. of Options	Granted	Exercised	Cancelled	No. of Options	
Share Option Scheme expired on 21/11/2012 1. Exercise price: HK$ 9.20 2. ______ Exercise price: HK$ ______	29,561,000	N/A	N/A	N/A	29,561,000	Nil
WARRANTS* Date of Expiry	Nominal Value (HK$)	Exercised (HK$)			Nominal Value (HK$)	
1. ______ Subscription price: HK$ ______ 2. ______ Subscription price: HK$ ______	N/A	N/A			N/A	N/A
CONVERTIBLES* Class	Units	Converted (Units)			Units	
Preference Shares Convertible price: HK$ 10.10	75,150	N/A			75,150	N/A
OTHER ISSUES OF SHARES*						
Rights Issue	Price :	Issue and allotment Date :				
Placing	Price :	Issue and allotment Date:				
Bonus Issue		Issue and allotment Date:				
Scrip Dividend		Issue and allotment Date :				
Repurchase of share		Cancellation Date :				
Redemption of share		Redemption Date :				
Consideration issue	Price:	Issue and allotment Date :				
Others Conversion* (please specify)	Price:	Issue and allotment Date : June 2004				16,239,997
Total No. of ordinary shares/preference shares/other classes of shares increased/(decreased) during the month:						16,239,997

Remarks : * Conversion of Convertible Bonds

Authorised Signatory:

Name : Esther Li

Title : Assistant Co. Secretary

Note:

All information contained in this form may be reproduced and provided to other information vendors or users of market data at the sole discretion of the Stock Exchange without prior notification to the company/issuer.

FORM I

Monthly Return On Movement of Listed Equity Securities
For the month ended 31st July, 2004

To : ~~The Listing Division of The Stock Exchange of Hong Kong Limited~~
~~CC:~~ The Research & Planning Department of The Stock Exchange of Hong Kong Limited

From : HANG LUNG PROPERTIES LIMITED
(Name of Company)

Esther S.M. Li Tel No.: 2879-0365
(Name of Responsible Official)

Date : 9th August, 2004

(A) Information on Types of Listed Equity Securities :
(please tick wherever applicable)

1. Ordinary shares : ✓ 2. Preference shares :

3. Other classes of shares : ✓ please specify : Convertible Cumulative Preference Shares

4. Warrants : please specify : ______

(B) Movement in Authorised Share Capital:

	No. of ordinary shares/ Preference shares/ other classes of shares	Par Value (HK$)	Authorised Share Capital (HK$)
Balance at close of preceding month	4,500,000,000 200,000	1.00 7,500.00	4,500,000,000 1,500,000,000
Increase/(Decrease) (EGM approval date): ______)	N/A	N/A	N/A
Balance at close of the month	4,500,000,000 200,000	1.00 7,500.00	4,500,000,000 1,500,000,000
			6,000,000,000

(C) Movement in Issued Share Capital:

	No. of Ordinary shares	No. of Preference shares	No. of other classes of shares
Balance at close of preceding month:	3,299,900,770	75,150	
Increase/(Decrease) during the month	N/A	N/A	
Balance at close of the month :	3,299,900,770	75,150	

(D) Details of Movement :

* please delete and insert 'N/A' wherever inapplicable

TYPE OF SECURITIES	SECURITIES IN ISSUE AT CLOSE OF PRECEDING MONTH	MOVEMENT DURING THE MONTH			SECURITIES IN ISSUE AT CLOSE OF THE MONTH	IN NO. OF NEW SHARES ARISING THEREFROM
SHARE OPTIONS* Type	No. of Options	Granted	Exercised	Cancelled	No. of Options	
Share Option Scheme 1. expired on 21/11/2012 Exercise price: HK$9.20	29,561,000	N/A	N/A	N/A	29,561,000	N/A
2. ______ Exercise price: HK$ ______						
WARRANTS* Date of Expiry	Nominal Value (HK$)	Exercised (HK$)			Nominal Value (HK$)	
1. ______ Subscription price: HK$ ______ 2. ______ Subscription price: HK$ ______	N/A	N/A			N/A	N/A
CONVERTIBLES* Class	Units	Converted (Units)			Units	
Preference Shares Convertible price: HK$10.10	75,150	N/A			75,150	N/A
OTHER ISSUES OF SHARES*						
Rights Issue	Price :	Issue and allotment Date :				
Placing	Price :	Issue and allotment Date:				
Bonus Issue		Issue and allotment Date:				
Scrip Dividend		Issue and allotment Date :				
Repurchase of share		Cancellation Date :				
Redemption of share		Redemption Date :				
Consideration issue	Price:	Issue and allotment Date :				
Others (please specify)	Price:	Issue and allotment Date :				N/A
Total No. of ordinary shares/preference shares/other classes of shares increased/(decreased) during the month:						N/A

Remarks : ______________________

Authorised Signatory:

Name : Esther Li
Title : Assistant Co. Secretary

Note:
All information contained in this form may be reproduced and provided to other information vendors or users of market data at the sole discretion of the Stock Exchange without prior notification to the company/issuer.

...2/2

CR

公司註冊處
Companies Registry

股份分配申報表
Return of Allotments

(公司條例第45(1)條)
(Companies Ordinance s. 45(1))

表格 Form **SC1**

重要事項 Important Notes

- 填表前請參閱《填表須知》。
  請用黑色墨水列印。
- Please read the accompanying notes before completing this form.
  Please print in black ink.

公司編號 Company Number: 2970

1 公司名稱 Company Name

Hang Lung Properties Limited 恒隆地產有限公司

(註 Note 7) **2 分配股份的日期或始末日期 Date or Period during which Shares were Allotted**

	日 DD	月 MM	年 YYYY
由 From	10	08	2004
至 To			

3 本次股份分配的總款額 Totals of this Allotment

	貨幣單位 Currency	款額 Amount
(註 Note 8) 已繳及應繳的總面額 Total Nominal Amount Paid and Payable	HK$	76,600.00
已繳及應繳的溢價總額 [第5A(a) + 5B(a)項] Total Premium Amount Paid and Payable [Sections 5A(a) + 5B(a)]	HK$	NIL

4 公司自成立爲法團當日起計，累積的已繳股款總額(包括本次分配但不包括溢價)
Cumulative Total of Paid-up Share Capital of the Company since Incorporation (Including this Allotment but Excluding Premium)

貨幣單位 Currency	款額 Amount
HK$	3,862,852,370.00

(註 Note 3) **提交人的資料 Presentor's Reference**

姓名 Name: Computershare Hong Kong Investor Services Limited
地址 Address: Rooms 1901-1905, 19/F Hopewell Centre
183 Queen's Road East
Wanchai
Hong Kong

電話 Tel: 2862 8628 傳真 Fax: 2865 0990

電郵地址 E-mail Address:

檔號 Reference:

請勿填寫本欄 For Official Use

指明編號 2/2004 (修訂) (2004年2月)
Specification No. 2/2004 (Revision) (Feb. 2004)

表格 Form **SC1**

公司編號 Company Number: 2970

5 本次股份分配的詳情 Details of this Allotment

A. 現金支付的分配股份 Shares Allotted for Cash

股份類別 Class of Shares	獲分配的股份數目 Number of Shares Allotted	*每股*的面值 Nominal Value of ***Each Share***	*每股*已繳及應繳的款額(包括溢價) Amount Paid and Payable on ***Each Share*** (Including Premium)		*每股*的溢價款額 Premium on ***Each Share***	已繳及應繳的溢價*總*款額 ***Total*** Premium Paid and Payable (a)
			已繳付 Paid	應繳付 Payable		
Ordinary	76,600	HK$1.00	HK$1.00	NIL	NIL	NIL

(註 Note 9)

B. 非現金支付的分配股份 Shares Allotted otherwise than in Cash

股份類別 Class of Shares	獲分配的股份數目 Number of Shares Allotted	*每股*的面值 Nominal Value of ***Each Share***	*每股*被視作已繳及應繳的款額(包括溢價) Amount Treated as Paid and Payable on ***Each Share*** (Including Premium)		*每股*的溢價款額 Premium on ***Each Share***	被視作已繳及應繳的溢價*總*款額 ***Total*** Premium Treated as Paid and Payable (a)
			已繳付 Paid	應繳付 Payable		
N/A						

(註 Note 10)

分配上述(B)項股份的代價

Consideration for which the Shares in (B) have been Allotted

N/A

指明編號 2/2004 (修訂) (2004年2月)
Specification No. 2/2004 (Revision) (Feb. 2004)

表格 Form **SC1**

公司編號 Company Number: 2970

6 獲分配股份者的詳情 Details of Allottee(s)

姓名／名稱 Name	地址 Address	各類別股份分配的數目 No. of Shares Allotted by Class	
		類別 Class	類別 Class
	Please refer to the attached APPENDIX I		
	各類別股份分配的總數 Total Shares Allotted by Class		

For and on behalf of
HANG LUNG PROPERTIES LIMITED
恒隆地產有限公司

簽署 Signed : [signature] *Secretary*

姓名 Name : Robin Sik Wing CHING

~~董事 Director~~／秘書 Secretary *

日期 Date : 31 / 08 / 2004
日 DD / 月 MM / 年 YYYY

*請刪去不適用者 Delete whichever does not apply

指明編號 2/2004 (修訂) (2004 年 2 月)
Specification No. 2/2004 (Revision) (Feb. 2004)

APPENDIX I

HANG LUNG PROPERTIES LIMITED
LIST OF ALLOTTEES AS AT 10 AUGUST 2004

(Allotments upon Conversion of Convertible Preference Shares)

Registered Name and Address	Description	Date of Allotment	No. of Ordinary Shares Allotted
Horsford Nominess Limited c/o Standard Chartered Bank Custody and Clearing Services G P O Box 199 Hong Kong	Nominee	10/08/2004	76,600

Total No. of Allottees	:	1
Total No. of Shares Allotted	:	76,600

*** END OF REPORT ***

For and on behalf of
HANG LUNG PROPERTIES LIMITED
恒 隆 地 產 有 限 公 司

....
Secretary

CR

公 司 註 冊 處
Companies Registry

更改股本結構通知書
Notification of Change of Share Capital Structure

(公司條例第 54(1)條)
(Companies Ordinance s. 54(1))

表格 Form **SC11**

2005 FEB -7 A 10:05

OFFICE OF INTERNATIONAL CORPORATE FINANCE

重要事項 Important Notes

- 填表前請參閱《填表須知》。
  請用黑色墨水列印。
- Please read the accompanying notes before completing this form.
  Please print in black ink.

公司編號 Company Number

2970

1 公司名稱 Company Name

HANG LUNG PROPERTIES LIMITED

(註 Note 5) **2 更改股本結構的詳情**
Details of Change in Share Capital Structure

The Company redeemed 100 Convertible Cumulative Preference Shares of HK$7,500 each at a redemption price of HK$766 each.

3 生效日期
Effective Date

10th	August	2004
日 DD	月 MM	年 YYYY

For and on behalf of
HANG LUNG PROPERTIES LIMITED
恒隆地產有限公司

....
Secretary

簽署 Signed：

姓名 Name：Robin S.W. Ching
~~董事 Director~~／秘書 Secretary *

日期 Date：10th August, 2004
日 DD / 月 MM / 年 YYYY

*請刪去不適用者 Delete whichever does not apply

(註 Note 3) **提交人的資料 Presentor's Reference**

姓名 Name: Hang Lung (Secretaries) Limited

地址 Address: 28/F 4 Des Voeux Road C.,
Hong Kong

電話 Tel: 2879-0365 傳真 Fax: 2868-6760

電郵地址 E-mail Address: estherli@hanglung.com

檔號 Reference:

請勿填寫本欄 For Official Use

收件日期 RECEIVED
11 -08- 2004
公司註冊處(行政組)
COMPANIES REGISTRY
(Administration Section)

Our Ref: SO-256-2004/HLPL

19th August, 2004

Listing Division,
The Stock Exchange of Hong Kong Limited,
11/F, One International Finance Centre,
1 Harbour View Street,
Central,
Hong Kong.

Attn. Mr. Thomas Hui

Dear Sirs,

Re: Notice of AGM/Repurchase Mandate

We propose to change the Articles of Association of the Company to confirm with the amended provisions of Appendix 3 of the Listing Rules and to comply with certain provisions in the Companies (Amendment) Ordinance. Accordingly, we are enclosing herewith draft of Notice of AGM/Repurchase Mandate of the Company with checklist for your comment and approval as soon as possible.

Please note that an undertaking from the Company in connection with the Repurchase Mandate will be sent to you under separate cover.

Yours faithfully,
For and on behalf of
HANG LUNG PROPERTIES LIMITED

Robin Ching
Secretary

Encl.

RsC/el

COPY

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this document, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this document.

HANG LUNG PROPERTIES LIMITED
恒隆地產有限公司

NOTICE OF ANNUAL GENERAL MEETING

Notice is hereby given that the Annual General Meeting ("the Meeting") of Hang Lung Properties Limited ("the Company") will be held at 28th Floor, Standard Chartered Bank Building, 4 Des Voeux Road Central, Hong Kong on Thursday, 11th November, 2004 at 10:00 a.m. for the following purposes:-

1. To receive and consider the Financial Statements and Reports of the Directors and Auditors for the year ended 30th June, 2004.

2. To declare a final dividend.

3. To re-elect directors and authorise the Board of Directors to fix directors' fees.

4. To re-appoint auditors and authorise the directors to fix their remuneration.

As special business:-

To consider and, if thought fit, pass the following resolutions as Ordinary Resolutions:-

5. A. "THAT:-

(a) subject to paragraphs (b) and (c) below, the exercise by the directors of the Company during the Relevant Period (as hereinafter defined) of all the powers of the Company to purchase shares in the capital of the Company be and is hereby generally and unconditionally approved;

(b) the aggregate nominal amount of ordinary shares of HK$1 each in the capital of the Company ("Ordinary Shares") which may be purchased by the Company on The Stock Exchange of Hong Kong Limited or on any other stock exchange recognised for this purpose by the Securities and Futures Commission and The Stock Exchange of Hong Kong Limited under the Hong Kong Code on Share Repurchases pursuant to the approval in paragraph (a) above shall not exceed 10 per cent. of the

aggregate nominal amount of the Ordinary Shares in the share capital of the Company in issue at the date of passing this Resolution, and the said approval shall be limited accordingly;

(c) the aggregate nominal amount of convertible cumulative preference shares of HK$7,500 each in the capital of the Company ("Convertible Preference Shares") which may be purchased by the Company on The Stock Exchange of Hong Kong Limited, Societe de la Bourse de Luxembourg (Luxembourg Stock Exchange) or on any other stock exchange recognised for this purpose by the Securities and Futures Commission and The Stock Exchange of Hong Kong Limited under the Hong Kong Code on Share Repurchases pursuant to the approval in paragraph (a) above shall not exceed 10 per cent. of the aggregate nominal amount of the Convertible Preference Shares in the share capital of the Company in issue at the date of passing this Resolution, and the said approval shall be limited accordingly; and

(d) for the purpose of this Resolution, 'Relevant Period' means the period from the passing of this Resolution until whichever is the earlier of:-

(i) the conclusion of the next Annual General Meeting of the Company;

(ii) the expiration of the period within which the next Annual General Meeting of the Company is required by law to be held; and

(iii) the revocation or variation of the authority given under this Resolution by ordinary resolution of the shareholders in general meeting."

B. "THAT:-

(a) subject to paragraph (c) below, pursuant to Section 57B of the Companies Ordinance, the exercise by the directors of the Company during the Relevant Period (as defined in Resolution No. 5A(d) in the Notice of this Meeting) of all the powers of the Company to allot, issue and deal with additional shares in the capital of the Company and to allot, issue or grant securities convertible into shares in the capital of the Company or options, warrants or similar rights to subscribe for any such shares or such convertible securities and to make or grant offers, agreements and options which might require the exercise of such powers be and it is hereby generally and unconditionally approved;

(b) the approval in paragraph (a) above shall authorise the directors of the Company during the Relevant Period to allot, issue or grant securities convertible into shares in the capital of the Company and to make or

grant offers, agreements and options which might require the exercise of such powers after the end of the Relevant Period;

(c) the aggregate nominal amount of share capital allotted or agreed conditionally or unconditionally to be allotted (whether pursuant to an option or otherwise) by the directors of the Company pursuant to the approval in paragraph (a) above, otherwise than pursuant to (i) a Rights Issue (as hereinafter defined), (ii) the exercise of rights of subscription under the terms of any warrants issued by the Company or the exercise of rights of conversion attaching to any Convertible Preference Shares (as defined in Resolution No. 5A(c) in the Notice of this Meeting), (iii) any option scheme or similar arrangement for the time being adopted for the grant or issue to officers and/or employees of the Company and/or any of its subsidiaries of shares or rights to acquire shares of the Company or (iv) any scrip dividend or similar arrangement providing for the allotment of shares in lieu of the whole or part of a dividend on shares of the Company in accordance with the Articles of Association of the Company, shall not exceed the aggregate of: (aa) in the case of Ordinary Shares (as defined in Resolution No. 5A(b) in the Notice of this Meeting), 20 per cent. of the aggregate nominal amount of the Ordinary Shares in the share capital of the Company in issue at the date of passing this Resolution plus (bb) in the case of Convertible Preference Shares, 20 per cent. of the aggregate nominal amount of the Convertible Preference Shares in the share capital of the Company in issue at the date of passing this Resolution plus (cc) if the directors are so authorised by a separate ordinary resolution of the shareholders of the Company set out as Resolution No. 5C in the Notice of this Meeting, the nominal amount of the share capital of the Company repurchased by the Company subsequent to the passing of this Resolution, up to a maximum equivalent to 10 per cent. in the case of Ordinary Shares, the aggregate nominal amount of the Ordinary Shares in issue at the date of passing this Resolution and in the case of Convertible Preference Shares, the aggregate nominal amount of the Convertible Preference Shares in issue at the date of passing this Resolution, and the said approval shall be limited accordingly; and

(d) for the purpose of this Resolution:-

'Rights Issue' means an offer of shares or other securities open for a period fixed by the directors of the Company to holders of shares of the Company or any class thereof on the register on a fixed record date in proportion to their then holdings of such shares or class thereof (subject to such exclusion or other arrangements as the directors of the Company may deem necessary or expedient in relation to fractional entitlements or having regard to any restrictions or obligations under the laws of, or the requirements of any recognised regulatory body or any stock exchange in, any territory outside Hong Kong)."

C. "THAT the directors of the Company be and they are hereby authorised to exercise the powers of the Company referred to in paragraph (a) of the resolution set out as Resolution No. 5B in the Notice of this Meeting in respect of the share capital of the Company referred to in sub-paragraph (cc) of paragraph (c) of such Resolution."

6. "THAT the Articles of Association of the Company be and are hereby amended as follows:-

A. by altering Article 2 in the following manner:

(a) deleting the definition of "Hong Kong" in its entirety and substituting therefor the following new definition:

"Hong Kong" shall mean the Hong Kong Special Administrative Region of the People's Republic of China;

(b) deleting the definition of "associate" in its entirety and substituting therefor the following new definition:

"associate", in relation to any Director, shall have the meaning given to it by the Listing Rules;

(c) inserting after the definition "electronic communication" the following new definitions:

"corporate representative" shall mean any person appointed to act in that capacity pursuant to Article 91(A) or Article 91(B);

"Listing Rules" shall mean the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited;

(d) by adding the words "corporate representative" and "Listing Rules" to the definitions of "corporate representative" and "Listing Rules" respectively as the margin notes;

B. by deleting the words "without payment to receive within two months" and substituting therefor the words "to receive within such period of time as may be prescribed by the Companies Ordinance or the Listing Rules" in the second line of Article 16;

C. by deleting the words "and may be under hand only" in the second and third lines of Article 37;

D. by adding the words "with a manual signature or machine imprinted signature," immediately after the words "of the transferee," in the third line of Article 38;

E. by altering Article 80 in the following manner:

(a) deleting the words "(being an individual)" in the third line;

(b) deleting the words "(being a corporation) is present by a representative duly authorised under Section 115 of the Companies Ordinance" in the fourth and fifth lines, and substituting therefor the words "by its duly authorised corporate representative(s) or by proxy"; and

(c) inserting the words "or by its duly authorised corporate representative(s)" after the words "every member present in person" in the sixth line;

F. by altering Article 84 in the following manner:

(a) inserting the following new Article 84(C) immediately after the existing Article 84(B):

"(C) If any member is, under the Listing Rules, required to abstain from voting on any particular resolution or restricted to voting only for or only against any particular resolution, any vote cast by or on behalf of such member in contravention of such requirement or restriction shall not be counted.";

(b) adding the words "Voting restrictions." as the margin notes to Article 84(C);

G. by deleting Article 85 and substituting therefor the following:

"Any member of the Company entitled to attend and vote at a meeting of the Company or a meeting of the holders of any class of shares in the Company shall be entitled to appoint another person as his proxy to attend and vote instead of him. Votes may be given either personally or by duly authorised corporate representative(s) or by proxy. A member who is the holder of two or more shares may appoint more than one proxy to attend on the same occasion. A proxy need not be a member. In addition, a proxy or proxies representing either an individual member or a member which is a corporation, shall be entitled to exercise the same powers on behalf of the member which he or they represent as such member could exercise, including the right to vote individually on a show of hands.";

H. by deleting the words "the duly authorised representative of a corporation" in the second line in Article 90, and substituting therefor the words "duly authorised corporate representative";

I. by renumbering Article 91 in its entirety as new Article 91(A) and adding the following words at the end thereof:

"or by one or more proxies. Nothing in these Articles shall prevent a corporation which is a member of the Company from appointing one or more proxies to present it pursuant to Article 85.";

J. by adding the following new Article 91(B) immediately thereafter Article 91(A) and adding the words "Recognised clearing house acting by representative at meetings" as the margin notes to Article 91(B):

"(B) If the member and/or warrantholder is a recognised clearing house within the meaning of the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong), it may authorise such person or persons as it thinks fit to act as its representative (or representatives) or proxy at any general meeting or any meeting of any class of members and/or warrantholders' meeting provided that, if more than one person is so authorised or appointed, the authorisation or instrument of proxy shall specify the number and class of shares and/or warrants in respect of which each such person is so authorised or appointed. The person so authorised or appointed shall be entitled to exercise the same power on behalf of the recognised clearing house as that clearing house (or its nominees) could exercise as if it were an individual member and/or warrantholder of the Company.";

K. by adding the following at the end of Article 95(C):

"Section 153B(1) of the Companies Ordinance shall not apply to an alternate director appointed pursuant to these Articles.";

L. by deleting the words "a special" and substituting therefor the word "an ordinary" before the word "resolution" in Article 101(vii);

M. by altering Article 102(H) in the following manner:

(a) the words "or any of his associates" shall be added:
   (i) immediately after the words "in which he" in the third line;
   (ii) in sub-paragraph (i), immediately after the words "to such Director";
   (iii) in sub-paragraph (ii), immediately after the words "which the Director";
   (iv) in sub-paragraph (iii), immediately after the words "by a Director" and "of any Director";
   (v) in sub-paragraph (iv), immediately after the words "where the Director";
   (vi) in sub-paragraph (v), immediately after the words "in which the Director";
   (vii) in sub-paragraph (vi), immediately after the words "in which he";
   (viii) in sub-paragraph (vii), immediately after the words "of any Director"; and
   (ix) in sub-paragraph (viii), immediately after the words "under which the Director";

(b) the words "or any of them" shall be added immediately after the words "lent by him" and "undertaken by him" in sub-paragraph (i); and

(c) the words ",his associates" shall be added immediately after the words "both to Directors" in sub-paragraph (vii);

N. by altering Article 102(I) in the following manner:

(a) the words "or any of his associates" shall be added immediately after the words "by a Director" in the seventh line and "in which the Director" in the eleventh line; and

(b) the words "or any of his associates' interest" shall be added immediately after the words "in which the Director's interest" in the ninth line;

O. by adding "or any of his associates" in Article 102(K) immediately after the following words:

(i) "(other than the Chairman of the meeting)" in the second line;
(ii) "such other Director" in the seventh line;
(iii) "the interest of the Director" in the eighth line;
(iv) "the Chairman of the meeting" in the tenth line; and
(v) "the interest of such Chairman" in the fourteenth line;

P. by deleting the words "at least seven days before the date of the general meeting" at the end of Article 107 and by inserting the following at the end of this Article:

"The period for lodgement of the notice referred to above (being a period of at least seven days) shall commence no earlier than the day after the despatch of the notice of the meeting appointed for such election and end no later than seven days prior to the date of such meeting.";

Q. by altering Article 109 in the following manner:

(a) by deleting the words "special resolution at a general meeting" and substituting therefor the words "ordinary resolution";

(b) by inserting the following at the end of the Article:

"In accordance with the Companies Ordinance, special notice is required of a resolution to remove a director or to appoint somebody in place of a director so removed at the meeting at which he is removed."; and

(c) by deleting its margin note in its entirety and substituting therefor the words " Power to remove Director by ordinary resolution";

R. by deleting the words "paragraph (c) of the proviso to" in the third line of Article 183(A);

S. by deleting Article 183(B) in its entirety and substituting therefor the following:

"(B) The Company may indemnify any Director or other officer of the Company, or any person employed by the Company as Auditor, against any liability incurred by him:-
(i) in defending any proceedings, whether civil or criminal, in which judgment is given in his favour or in which he is acquitted; or
(ii) in connection with any application under section 358 of the Companies Ordinance in which relief is granted to him by the court.

(C) The Company may purchase and maintain for any Director or officer of the Company, or any person employed by the Company as Auditor:-
(i) insurance against any liability to the Company, a related company or any other party in respect of any negligence, default, breach of duty or breach of trust (save for fraud) of which he may be guilty in relation to the Company or a related company; and
(ii) insurance against any liability incurred by him in defending any proceedings, whether civil or criminal, taken against him for any negligence, default, breach of duty or breach of trust (including fraud) of which he may be guilty in relation to the Company or a related company.

(D) In this Article, "related company", in relation to the Company, means any company that is the Company's subsidiary or holding company or a subsidiary of that company's holding company."

7. Any other business.

By Order of the Board
Robin S W Ching
Secretary

Hong Kong, 28th September, 2004

Registered Office:
28th Floor
4 Des Voeux Road Central
Hong Kong

Directors:
Executive Directors: Ronnie C. CHAN, Nelson W.L. YUEN, Wilfred S.L. HO, Terry S.Y. NG
Independent Non-Executive Directors: Ronald J. ARCULLI, Laura L.Y. CHEN, H.K. CHENG, P.W. LIU, S.S. YIN

Notes:

1. A member entitled to attend and vote at the Annual General Meeting ("the Meeting") is entitled to appoint one or more proxies to attend and, on a poll, vote instead of him; a proxy need not be a member. All proxies must be deposited at the registered office of the Company, 28th Floor, 4 Des Voeux Road Central, Hong Kong, not less than 48 hours before the time fixed for holding the Meeting or any adjournment thereof.

2. A poll can be demanded by the Chairman of the Meeting; or by at least 3 members present in person or by proxy at the Meeting; or by any member or members present in person or by proxy and representing not less than one-tenth of the total voting rights of all members having the right to vote at the Meeting. It shall be taken in such manner and at such time and place as the Chairman directs, and the result of the poll shall be deemed to be the resolution of the Meeting at which the poll was demanded. The demand for a poll shall not prevent the continuance of the Meeting for the transaction of any business other than the question on which a poll has been demanded.

3. The Register of Members will be closed from Monday, 8th November, 2004 to Wednesday, 10th November, 2004, both days inclusive, during which period no share transfers will be effected. In order to qualify for the proposed final ordinary dividend, all transfers accompanied by the relevant share certificates must be lodged with the Company's Share Registrars, Computershare Hong Kong Investor Services Limited at 17th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong not later than 4:00 p.m. on Friday, 5th November, 2004.

4. In relation to Resolution 3, the directors retiring are Mr. Ronald J. Arculli, Mr. P.W. Liu and Mr. Terry S.Y. Ng, and separate resolutions will be proposed for their re-election at the Meeting. Details of these directors are set out in Appendix I to this Notice of the Meeting ("Notice").

5. With respect to Resolution No. 5A, approval is being sought from the members for a general mandate to repurchase shares to be given to the directors. An explanatory statement, as required by Listing Rules, is set out in Appendix II to this Notice.

6. Concerning Resolution No. 5B, the directors have no immediate plans to issue any new shares of the Company; approval is being sought from the members as a general mandate in compliance with the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

7. With respect to Resolution No. 5C, approval is being sought from the members for an extension of the general mandate granted to the directors to issue shares by including the number of shares repurchased under the authority granted pursuant to Resolution No. 5A.

8. Existing Articles of Association is proposed to be amended so as to reflect the amendments to Companies Ordinance and Appendix 3 to the Listing Rules which came into effect on 13 February, 2004 and 31 March, 2004 respectively. Copies of existing Articles of Association and the Articles of Association incorporating the proposed amendments are available for inspection at the Company's registered office during normal business hours, i.e. 9:00 a.m. to 6:00 p.m. on Mondays to Fridays (public holidays excepted) up to and including 11th November, 2004. Proposed changes to the Articles of Association of the Company are set out in Resolution No. 6 and summarised in Appendix III to this Notice.

In accordance with Articles 103, 104 and 118 of the Company's Articles of Association, Mr. Ronald Joseph ARCULLI, Mr. LIU Pak Wai and Mr. NG Sze Yuen Terry shall retire from the board by rotation at the forthcoming Annual General Meeting ("the Meeting") and, being eligible, offer themselves for re-election. The following are the particulars of these three Directors proposed to be elected at the Meeting to be held on 11th November, 2004:

1. **Mr. Ronald Joseph ARCULLI**, age *, Independent Non-executive Director, a member of the Nomination and Remuneration Committee of the Company. He is ....

   Other than in his capacity as a director of the Company, Mr. Arculli has no business relationship with any Directors, senior management, substantial shareholders or controlling shareholders of the Company. As at 20th September, 2004, the latest practicable date, Mr. Arculli had an interest in respect of 724,346 shares in the Company within the meaning of Part XV of the Securities and Futures Ordinance. Mr. Arculli does not have a service contract with the Company.

2. **Mr. LIU Pak Wai,** age *, Independent Non-executive Director, the Chairman of the Nomination and Remuneration Committee and a member of the Audit Committee of the Company. He is ....

   Other than in his capacity as a director of the Company, Mr. Liu has no business relationship with any Directors, senior management, substantial shareholders or controlling shareholders of the Company. As at 20th September, 2004, the latest practicable date, the Company had received no notification of Mr. Liu having any interest in the shares of the Company within the meaning of Part XV of the Securities and Futures Ordinance. Mr. Liu does not have a service contract with the Company.

3. **Mr. NG Sze Yuen Terry,** age *, Executive Director. He is ....

   Other than in his capacity as an executive director of the Company and as an executive director of Hang Lung Properties Limited, being the listed subsidiary of the Company, Mr. Ng has no business relationship with any Directors, senior management, substantial shareholders or controlling shareholders of the Company. As at 20th September, 2004, the latest practicable date, Mr. Ng had notified the Company, for the purpose of the Securities and Futures Ordinance, of his interest in share options in respect of 2,638,000 underlying shares of the Company granted to him pursuant to the Share Option Scheme of the Company. Mr. Ng does not have a service contract with

the Company which is not determinable within one year without payment of compensation (other than statutory compensation).

The following is the Explanatory Statement required to be sent to shareholders under the Rules Governing the Listing of Securities (the "Listing Rules") on The Stock Exchange of Hong Kong Limited (the "Stock Exchange") in connection with the general mandate for repurchase of shares to be proposed at the forthcoming Annual General Meeting to be held on 11th November, 2004 and also constitutes the Memorandum required by Section 49BA of the Companies Ordinance:-

(i) It is proposed that up to 10 per cent. of the ordinary shares of HK$1 each ("Ordinary Shares") and the convertible cumulative preference shares of HK$7,500 each ("Convertible Preference Shares") of the Company (collectively the "Shares") in issue at the date of passing of the resolution to approve the general mandate may be repurchased. As at 20th September, 2004, the latest practicable date for determining such figures, the numbers of Ordinary Shares and Convertible Preference Shares in issue were 3,299,977,370 shares and 75,050 shares respectively. On the basis of such figures (and assuming no further Ordinary Shares are issued as a result of the exercise of conversion rights attaching to Convertible Preference Shares presently in issue and no Ordinary Shares and Convertible Preference Shares are repurchased after 20th September, 2004 and up to the date of passing such resolution), the directors would be authorised to repurchase Ordinary Shares and Convertible Preference Shares up to a limit of 329,997,737 shares and 7,505 shares respectively.

(ii) The directors believe that it is in the best interests of the Company and its shareholders to have a general authority from shareholders to enable the directors to repurchase Shares on the market. Such repurchases may, depending on market conditions and funding arrangements at the time, lead to an enhancement of the net value of the Company and its assets and/or its earnings per Share and will only be made when the directors believe that such repurchases will benefit the Company and its shareholders.

(iii) Repurchases pursuant to the mandate would be funded from the available cash flow and/or working capital facilities of the Company. The funds employed by the Company in connection with a repurchase of Shares would be those legally available for such use under the Company's Memorandum and Articles of Association and the applicable laws of Hong Kong.

(iv) There might be an adverse impact on the working capital or gearing position of the Company as compared with the position disclosed in the audited accounts contained in the annual report for the year ended 30th June, 2004 in the event that the repurchases were to be carried out in full at any time during the proposed repurchase period. However, the directors do not propose to exercise the repurchase mandate to such extent as would, in the circumstances, have a material adverse effect on the

working capital requirements of the Company or the gearing levels which in the opinion of the directors are from time to time appropriate for the Company.

(v) There are no directors or (to the best of knowledge of the directors having made all reasonable enquiries) any associates of directors of the Company who have a present intention, in the event that the general mandate is granted by shareholders, to sell Shares to the Company.

(vi) The directors have undertaken to the Stock Exchange to exercise the power of the Company to make repurchases pursuant to the general mandate in accordance with the Listing Rules and the laws of Hong Kong.

(vii) The directors are not aware of any consequences which would arise under the Hong Kong Code on Takeovers and Mergers as a consequence of any repurchases pursuant to the general mandate. As at 20th September, 2004, Hang Lung Group Limited together with its subsidiaries were beneficially interested in an aggregate of 1,869,476,570 Ordinary Shares representing 56.65 per cent. of the Ordinary Shares in the share capital of the Company in issue as at that date.

(viii) No repurchases have been made by the Company of Shares whether on the Stock Exchange or otherwise in the six months prior to the date of this document.

(ix) No connected persons of the Company (as defined in the Listing Rules) have notified it of a present intention to sell Shares to the Company and no such persons have undertaken not to sell any such Shares to the Company in the event that the general mandate is granted by shareholders.

(x) The highest and lowest prices at which the Ordinary Shares of the Company have traded on the Stock Exchange in each of the previous twelve months are as follows:-

	Highest (HK$)	**Lowest** (HK$)
September 2003	10.00	9.10
October 2003	10.50	9.75
November 2003	10.30	8.95
December 2003	10.35	9.55
January 2004	13.05	10.15
February 2004	12.30	10.95
March 2004	11.95	10.75
April 2004	11.95	10.35
May 2004	10.75	8.50
June 2004	10.75	9.40
July 2004	*	*
August 2004	*	*

(xi) There was no trading in the Convertible Preference Shares of the Company on the Stock Exchange in each of the previous twelve months.

The full text of the proposed changes to the Articles of Association of the Company to conform with the amended provisions of Appendix 3 to the Listing Rules and to comply with certain provisions in the Companies (Amendment) Ordinance 2003 is set out in Resolution No. 6 contained in the Notice of the Meeting. The following is a summary of the major proposed changes:-

(a) to change the definition of "associate" in line with the Listing Rules.

(b) to stipulate the time limit for issuance of share certificates in accordance with the Companies Ordinance and the Listing Rules;

(c) to conform with the amended Appendix 3 of the Listing Rules which requires any member to abstain from voting if he is subject to voting restrictions;

(d) to remove a director by an ordinary resolution instead of a special resolution pursuant to the Companies Ordinance;

(e) to define the period within which the member can lodge a notice to propose a person for election as a director; and

(f) to allow the Company to purchase for any officer of the Company insurance against any liability to the Company and incurred by him in defending any proceedings taken against him as prescribed by the Companies Ordinance.

香港交易所

CF020M
Chapter 10.06 Rule 10

THE STOCK EXCHANGE OF HONG KONG LIMITED
(A wholly-owned subsidiary of Hong Kong Exchanges and Clearing Limited)

NOTIFICATION REQUIREMENTS ON ISSUERS' PURCHASING THEIR OWN SHARES ON THE STOCK EXCHANGE

Case Number: ____________________

Name of Issuer: HANG LUNG PROPERTIES LIMITED

Information required to be contained in the Circular:

Listing Rules Provisions	Page	Fully Complied With	Comments
10.06 (1) (b) the issuer must send to its shareholders an Explanatory Statement (at the same time as the notice of the relevant shareholders' meeting) containing all the information reasonably necessary to enable those shareholders to make an informed decision on whether to vote for or against the ordinary resolution to approve the purchase by the issuer of Shares including the information set out below:—			
(i) a statement of the total number and description of the Shares which the issuer proposes to purchase;	13	V	
(ii) a statement by the directors of the reasons for the proposed purchase of Shares;	13	V	
(iii) a statement by the directors as to the proposed source of funds for making the proposed purchase, which shall be funds legally available for such purposes in accordance with the issuer's constitutive documents and the laws of the jurisdiction in which the issuer is incorporated or otherwise established;	13	V	
(iv) a statement as to any material adverse impact on the working capital or gearing position of the issuer (as compared with the position disclosed in its most recent published audited accounts) in the event that the proposed purchases were to be carried out in full at any time during the proposed purchase period, or an appropriate negative statement;	13	V	
(v) a statement of the name of any directors, and to the best of the knowledge of the directors having made all reasonable enquiries, any associates of the directors, who have a present intention, in the event that the proposal is approved by shareholders, to sell Shares to the issuer, or an appropriate negative statement;	14	V	

THE STOCK EXCHANGE OF HONG KONG LIMITED
(A wholly-owned subsidiary of Hong Kong Exchanges and Clearing Limited)

Listing Rules Provisions	Page	Fully Complied With	Comments
(vi) a statement that the directors have undertaken to the Exchange to exercise the power of the issuer to make purchases pursuant to the proposed resolution in accordance with the Exchange Listing Rules and the laws of the jurisdiction in which the issuer is incorporated or otherwise established;	14	V	
(vii) a statement as to the consequences of any purchases which will arise under the Takeover Code of which the directors are aware, if any;	14	V	
(viii) a statement giving details of any purchases by the issuer of Shares made in the previous six months (whether on the Exchange or otherwise), giving the date of each purchase and the purchase price per Share or the highest and lowest prices paid for such purchases, where relevant;	14	V	
(ix) a statement as to whether or not any connected persons of the issuer have notified the issuer that they have a present intention to sell Shares to the issuer or have undertaken not to sell any of the Shares held by them to the issuer, in the event that the issuer is authorised to make purchases of Shares;	14	V	
(x) a statement giving the highest and lowest prices at which the relevant Shares have traded on the Exchange during each of the previous twelve months; and	14	V	
(xi) a statement on the front page as follows: "The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this document, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss however arising from or in reliance upon the whole or any part of the contents of this document."	1	V	

Note 1: Please make annotation in the margin of the relevant page of the circular for the respective paragraph of the Listing Rules.

CF020M
Chapter 10.06 Rule 10

THE STOCK EXCHANGE OF HONG KONG LIMITED
(A wholly-owned subsidiary of Hong Kong Exchanges and Clearing Limited)

For and on behalf of
HANG LUNG PROPERTIES LIMITED
恒隆地產有限公司

Submitted by: .... *Secretary* Date: 19th August, 2004
Signature
Robin Ching
Hang Lung Properties Limited
Name and Firm

Verified by: ____________________ Date: ____________________
Name
Listing Division

Reviewed by: ____________________ Date: ____________________
Name
Listing Division

Our Ref: SO-261-2004/HLPL

26th August, 2004

Listing Division,
The Stock Exchange of Hong Kong Limited,
11/F, One International Finance Centre,
1 Harbour View Street,
Central,
Hong Kong.

Dear Sirs,

Notification of Board Meeting

Please be informed that a Board Meeting of our Company will be held on Wednesday, 8th September, 2004 at 10:00 a.m. to consider the preliminary announcement of results for the year ended 30th June, 2004 and final dividend to be recommended to holders of ordinary shares. You will be notified of the results and decision on dividend on that day.

Yours faithfully,
For and on behalf of
HANG LUNG PROPERTIES LIMITED

Robin S.W. Ching
Secretary

RsC/el

恒隆地產
HANG LUNG PROPERTIES

Our Ref: SO-258-2004/HLPL

30th August, 2004

Listing Division,
The Stock Exchange of Hong Kong Limited,
11/F, One International Finance Centre,
1 Harbour View Street,
Central,
Hong Kong.

Attn. Mr. Thomas Hui

Dear Sirs,

UNDERTAKING

With reference to the proposed general mandate ("the Repurchase Mandate") to repurchase shares as set out under resolution No. 5A in the Notice of Annual General Meeting to be held on 11th November, 2004, the Board of Directors of Hang Lung Properties Limited ("the Company") hereby undertakes that the Company will only exercise the power of the Company to make repurchases pursuant to the Repurchase Mandate in accordance with the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited and the laws of Hong Kong.

On behalf of the Board of
HANG LUNG PROPERTIES LIMITED

Terry S.Y. Ng
Director

TN/RsC/el

HANG LUNG PROPERTIES LIMITED 28/F Standard Chartered Bank Bldg. 4 Des Voeux Road Central, Hong Kong Tel:28790111 Fax:28686760
恒隆地產有限公司 香港中環德輔道中四號渣打銀行大廈二十八樓 電話:28790111 傳真:28686760

FORM 2

CORPORATE SUBSTANTIAL SHAREHOLDER NOTICE

Notice pursuant to s. 324 of Part XV of the Securities and Futures Ordinance (Cap. 571)

Form for use by a corporation giving notice of :

(i) First acquiring an interest in 5% or more of the shares of a listed corporation (I.e. first becoming a substantial shareholder);

(ii) Changes in the percentage level, or nature, of its interest or its short position in such shares; and

(iii) Ceasing to have an interest of 5% in such shares (complete Boxes 1 to 19 and 27 only).

This Form must be completed in accordance with the directions and instructions in the Notes to Form 2.

1. Name of listed corporation

Hang Lung Properties Limited

2. Stock code 101	**4. Number of issued shares in class** 3,299,977,370
3. Class of shares Ordinary	

5. Name of substantial shareholder

(a) HSBC Holdings plc (b) HSBC Bank plc (c) HSBC Finance (Netherlands)

(d) HSBC Holdings BV (e) HSBC Asia Holdings (UK) (f) HSBC Asia Holdings BV

(g) The Hongkong and Shanghai Banking Corporation Limited

(h) HSBC Investment Bank Asia Holdings Limited

(i) HSBC Broking Services (Asia) Limited

(j) Hang Seng Bank Limited

(k) The Bank of Bermuda Limited

8. Business registration number

(a) 13937424-000-09-02-A (b) 31568815-000-02-01-4 (c -f) N/A

(g) 00173611-000-01-03-8 (h) 07443526-000-09-02-1

(i) 07841035-000-05-00-8 (j) 00149472-000-01-03-1 (k) 04309965-000-11-03-6

9. Place of incorporation

(a - c, e) England (d, f) The Netherlands

(g - j) Hong Kong (k) Bermuda

Certificate of Incorporation No.

(a) 617987 (b) 14259 (c) 2815114
(d) BV194640 (e) 4308091 (f) 607170
(g) 283876 (h) 102804 (i) 112355 (j) 3653(P)
(k) LC02109

6. Registered office

(a - e) 8 Canada Square, London E14 5HQ, United Kingdom

(f) Karspeldreef 6h, 1101 CJ Amsterdam ZO, The Netherlands

(g, h) 1 Queen's Road Central, Hong Kong

(i) 3rd Floor, Hutchison House, 10 Harcourt Road, Hong Kong

(j) 83 Des Voeux Road Central, Hong Kong

(k) 6 Front Street, Hamilton HM 11, Bermuda

10. Contact person

Esther W L Fung

11. Daytime tel. No.

28221168

12. e-mail address

estherfung@hsbc.com.hk

7. Principal place of business in Hong Kong

(a, b, g, h) 1 Queen's Road Central, Hong Kong (c - f) N/A

(i) 3rd Floor, Hutchison House, 10 Harcourt Road, Hong Kong

(j) 83 Des Voeux Road Central, Hong Kong

(k) 39th Floor, Edinburgh Tower, The Landmark, 15 Queen's Road Central, Hong Kong

13. Exchange on which listed

(a) London, Hong Kong, Bermuda, Paris, New York (b - i, k) N/A (j) Hong Kong

14. Name of listed parent and exchange on which parent is listed

(b - k) HSBC Holdings plc, Hong Kong and London Stock Exchanges

15. Date of relevant event

31	8	2004
(day)	(month)	(year)

16. Date when the substantial shareholder became aware of the relevant nt/ interest in the shares (if later)

(day)	(month)	(year)

17. Details of relevant event

	Relevant event code describing circumstances (see Table 1)		Code describing capacity in which shares were/are held (*see Table 2*)		Number of shares bought/sold or involved	Currency of transaction		On Exchange				Off Exchange			
			Before relevant event	After relevant event				Highest price per share		Average price per share		Average consideration per share		Consideration Code (see Table 3)	
Long position	(a)	104		205	36,500,000	(a - k)	N/A	(a - k)	0	(a - k)	0	(a - k)	0	(a - k)	N/A
	(b)	104		201	36,500,000										
	(c - f)	115													
	(g)	106	201	214	15,509,000										
	(h - k)	115													
Short position															

18. Total shares immediately before the relevant event

	Total number of shares		Percentage figure (%)
Long position	(a)	211,975,505	6.42
	(b)	0	0.00
	(c - f)	211,975,505	6.42
	(g)	211,893,505	6.42
	(h)	46,459,000	1.41
	(i)	18,924,500	0.57
	(j)	5	0.00
	(k)	82,000	0.00
Short position			
Lending pool			

19. Total shares immediately after the relevant event

	Total number of shares		Percentage figure (%)
Long position	(a)	248,475,505	7.53
	(b)	36,500,000	1.11
	(c - f)	211,975,505	6.42
	(g)	211,893,505	6.42
	(h)	46,459,000	1.41
	(i)	18,924,500	0.57
	(j)	5	0.00
	(k)	82,000	0.00
Short position			
Lending pool			

20. Capacity in which interests disclosed in Box 19 are held

Code describing capacity (see Table 2)		Number of shares	
		Long position	Short position
(a)	205	248,475,505	
(b)	201	36,500,000	
(c - f)	205	211,975,505	
(g)	201	131,001,000	
	214	15,509,000	
	205	65,383,505	
(h)	201	46,459,000	
(i)	201	18,924,500	
(j)	201	5	
(k)	201	82,000	

21. Further information in respect of derivative interests

Code describing derivatives (see Table 4)	Number of shares	
	Long position	Short position
	N/A	

22. Further information in relation to interests of corporations controlled by substantial shareholder

Name of controlled corporation	Address and place of incorporation	Name of controlling shareholder	% control	Direct interest (Y/N)	Number of shares	
					Long position	Short Position
HSBC Bank plc	8 Canada Square, London E14 5HQ, United Kingdom (England)	HSBC Holdings plc	100.00	Y	36,500,000	
HSBC Finance (Netherlands)	8 Canada Square, London E14 5HQ, United Kingdom (England)	HSBC Holdings plc	100.00	N	211,975,505	
HSBC Holdings BV	8 Canada Square, London E14 5HQ, United Kingdom (The Netherlands)	HSBC Finance (Netherlands)	100.00	N	211,975,505	
HSBC Asia Holdings (UK)	8 Canada Square, London E14 5HQ, United Kingdom (England)	HSBC Holdings BV	100.00	N	211,975,505	
HSBC Asia Holdings BV	Karspeldreef 6h, 1101 CJ Amsterdam ZO, The Netherlands (The Netherlands)	HSBC Asia Holdings (UK)	100.00	N	211,975,505	
The Bank of Bermuda Limited	6 Front Street, Hamilton HM 11, Bermuda (Bermuda)	HSBC Asia Holdings BV	100.00	Y	82,000	
The Hongkong and Shanghai Banking Corporation Limited	1 Queen's Road Central, Hong Kong (Hong Kong)	HSBC Asia Holdings BV	95.41	Y	146,510,000	
				N	65,383,505	

23. **Further information in relation to interests held by substantial shareholder jointly with another person**

Name of joint shareholder	Address	Number of shares	
		Long position	Short Position
	N/A		

24. **Further information from a trustee, or beneficiary of a trust, or a founder of a Discretionary Trust**

Name of Trust	Address	Status Code (see Table 5)	Number of shares	
			Long position	Short position
	N/A			

25. **Further information from a party to an agreement under Section 317 (Please see Notes for further information required)**

Names of other parties	Address	Number of shares
	N/A	
Total number of shares in which substantial shareholder is interested under section 317 and 318		

26. Details of person(s) in accordance with whose directions the substantial shareholder or its directors are accustomed to act

Names	Address	Relationship Code (see Table 6)	Percentage (%)
	N/A		

27. Date of filing this Form 2

3	9	2004
(day)	(month)	(year)

28. Number of continuation sheets 1

29. Number of attachments

Form 2.

Continuation Sheet

22. Further information in relation to interests of corporations controlled by substantial shareholder

Name of controlled corporation	Address and place of incorporation	Name of controlling shareholder	% control	Direct interest (Y/N)	Number of shares	
					Long position	Short Position
HSBC Investment Bank Asia Holdings Limited	1 Queen's Road Central, Hong Kong (Hong Kong)	The Hongkong and Shanghai Banking Corporation Limited	100.00	Y	46,459,000	
HSBC Broking Services (Asia) Limited	3rd Floor, Hutchison House, 10 Harcourt Road, Hong Kong (Hong Kong)	The Hongkong and Shanghai Banking Corporation Limited	100.00	Y	18,924,500	
Hang Seng Bank Limited	83 Des Voeux Road Central, Hong Kong (Hong Kong)	The Hongkong and Shanghai Banking Corporation Limited	62.14	Y	5	

FORM I

Monthly Return On Movement of Listed Equity Securities

For the month ended 31st August, 2004

To : ~~The Listing Division of The Stock Exchange of Hong Kong Limited~~
~~CC~~ The Research & Planning Department of The Stock Exchange of Hong Kong ~~Limited~~

From : HANG LUNG PROPERTIES LIMITED
(Name of Company)

Esther S.M. Li   Tel No.: 2879-0365
(Name of Responsible Official)

Date : 6th September, 2004

(A) Information on Types of Listed Equity Securities :
(please tick wherever applicable)

1. Ordinary shares : ✓   2. Preference shares :

3. Other classes of shares : ✓   please specify : Convertible Cumulative Preference Shares

4. Warrants :   please specify : ______

(B) Movement in Authorised Share Capital:

	No. of ordinary shares/ Preference shares/ other classes of shares	Par Value (HK$)	Authorised Share Capital (HK$)
Balance at close of preceding month	4,500,000,000 200,000	1.00 7,500.00	4,500,000,000 1,500,000,000
Increase/(Decrease) (EGM approval date): ______)	N/A	N/A	N/A
Balance at close of the month	4,500,000,000 200,000	1.00 7,500.00	4,500,000,000 1,500,000,000
			6,000,000,000

(C) Movement in Issued Share Capital:

	No. of Ordinary shares	No. of Preference shares	No. of other classes of shares
Balance at close of preceding month:	3,299,900,770	75,150	
Increase/(Decrease) during the month	76,600	(100)	
Balance at close of the month :	3,299,977,370	75,050	

(D) Details of Movement :

* please delete and insert 'N/A' wherever inapplicable

TYPE OF SECURITIES	SECURITIES IN ISSUE AT CLOSE OF PRECEDING MONTH	MOVEMENT DURING THE MONTH			SECURITIES IN ISSUE AT CLOSE OF THE MONTH	IN NO. OF NEW SHARES ARISING THEREFROM
SHARE OPTIONS* Type	No. of Options	Granted	Exercised	Cancelled	No. of Options	
1. Share Option Scheme expired on 21/11/2012 Exercise price: HK$ 9.20	29,561,000	N/A	N/A	N/A	29,561,000	N/A
2. _____ Exercise price: HK$ _____						
WARRANTS* Date of Expiry	Nominal Value (HK$)	Exercised (HK$)			Nominal Value (HK$)	
1. _____ Subscription price: HK$ _____ 2. _____ Subscription price: HK$ _____	N/A	N/A			N/A	N/A
CONVERTIBLES* Class	Units	Converted (Units)			Units	
Preference Shares Convertible price: HK$ 10.10	75,150	100			75,050	76,600
OTHER ISSUES OF SHARES*						
Rights issue	Price :	Issue and allotment Date :				N/A
Placing	Price :	Issue and allotment Date:				
Bonus Issue		Issue and allotment Date:				
Scrip Dividend		Issue and allotment Date :				
Repurchase of share		Cancellation Date :				
Redemption of share		Redemption Date :				
Consideration issue	Price:	Issue and allotment Date :				
Others (please specify)	Price:	Issue and allotment Date :				
	Total No. of ordinary shares/preference shares/other classes of shares increased/(decreased) during the month:					76,600

Remarks : ____________________

Authorised Signatory:

Name : Esther Li

Title : Assistant Co. Secretary

Note:

All information contained in this form may be reproduced and provided to other information vendors or users of market data at the sole discretion of the Stock Exchange without prior notification to the company/issuer.

Our Ref: SO-272-2004/HLPL

1st September, 2004

Listing Division,
The Stock Exchange of Hong Kong Limited,
11/F, One International Finance Centre,
1 Harbour View Street,
Central,
Hong Kong.

Dear Sirs,

Re: Articles of Association of the Company

We hereby confirm that we will be in compliance with the provisions contained in Appendix 3 of the Listing Rules after the proposed amendments to the Articles of Association of the Company set out in Resolution No.6 in the Notice of Annual General Meeting to be held on 11th November, 2003 have been approved by shareholders. Please be informed that the said Resolution No.6 has already been reviewed and endorsed by our solicitor, Johnson Stokes & Master.

Yours faithfully,
For and on behalf of
HANG LUNG PROPERTIES LIMITED

Robin Ching
Secretary

RsC/el

COPY

CR

公 司 註 冊 處
Companies Registry

登記冊備存地點通知書
Notification of Location of Registers

(公司條例第 74A(3)、88(3)、89(3)、
95(3)、119A(2) 及 158A(2)條)
(Companies Ordinance ss. 74A(3), 88(3), 89(3),
95(3), 119A(2) & 158A(2))

表格 Form **R2**

重要事項 Important Notes

- 填表前請參閱《填表須知》。
  請用黑色墨水列印。
- Please read the accompanying notes before completing this form.
  Please print in black ink.

公司編號 Company Number: 2970

1 公司名稱 Company Name

恒隆地產有限公司
HANG LUNG PROPERTIES LIMITED

(註 Note 5) **2 登記冊或其他文件的備存地點 Location of Registers or Other documents**

請在有關空格內加 ✓ 號 Please tick the relevant box(es)

登記冊／其他文件 Registers／Other documents	備存地點 Location	生效日期 Effective Date (日 DD / 月 MM / 年 YYYY)
☑ 成員登記冊 Register of Members	46/F., Hopewell Centre, 183 Queen's Road East, Hong Kong	06/09/2004
☐ 董事及秘書登記冊 Register of Directors & Secretaries		
(註 Note 6) ☐ 債權證持有人登記冊 Register of Debenture Holders		
☐ 押記登記冊 Register of Charges		
☐ 會議紀錄簿 Minute Books		
☐ 設定押記的文書副本 Copies of Instruments Creating Charges		

簽署 Signed :

姓名 Name : Robin Sik Wing CHING
~~董事 Director~~ / 秘書 Secretary*

日期 Date : 06/09/2004
日 DD / 月 MM / 年 YYYY

* *請刪去不適用者 Delete whichever does not apply*

(註 Note 3) **提交人的資料 Presentor's Reference**

姓名 Name: Hang Lung Properties Limited

地址 Address: 28th Floor, 4 Des Voeux Road Central, Hong Kong

電話 Tel: 28790111 傳真 Fax: 28686031

電郵地址 E-mail Address:

檔號 Reference: Doc. No.: HLP0091 / Deadline: 18/09/2004

請勿填寫本欄 For Official Use

收件日期 RECEIVED
06 -09- 2004
公司註冊處(行政組)
COMPANIES REGISTRY
(Administration Section)

指明編號 2/2004 (修訂) (2004 年 2 月)
Specification No. 2/2004 (Revision) (Feb. 2004)

Your Ref: ACK24237/2004
Our Ref : SO-284-2004/HLPL

8th September, 2004

Information Services Department,
Hong Kong Exchange and Clearing Limited,
12/F, One International Finance Centre,
1 Harbour View Street,
Central,
Hong Kong.

BY FAX & BY HAND
(Fax No.2523-1254)

Attn: Kenny Chan/Yvette Ying

Dear Sirs,

Re: Final Dividend for the year ended 30th June, 2004

Please be informed that at a Directors' Meeting of the Company held on 8th September, 2004, the board has resolved to recommend a final dividend of 33 cents per ordinary share to be paid on 26th November, 2004 to ordinary shareholders registered as of 10th November, 2004.

As requested in your letter dated 30th August, 2004, we enclose herewith a duly completed Announcement Form for your attention.

Yours faithfully,
For and on behalf of
HANG LUNG PROPERTIES LIMITED

Robin S.W. Ching
Secretary

Encl.

RsC/el

COPY

To : Listing of The Stock Exchange of Hong Kong Limited
Information Services of The Stock Exchange of Hong Kong Limited

IMPORTANT NOTES:
1) IT IS IMPORTANT THAT YOU READ THE NOTES ATTACHED TO THIS FORM. IF YOU ARE IN ANY DOUBT ABOUT THIS FORM, YOU SHOULD CONSULT THE EXCHANGE OR OTHER PROFESSIONAL ADVISER IMMEDIATELY.
2) PLEASE ENSURE ALL FIELDS ARE COMPLETED (YOU MAY FILL IN THE FIELD WITH "N/A" OR "NIL" WHERE IT IS NOT APPLICABLE) & ACCURATE WHEN COMPLETING THIS FORM AS INFORMATION CONTAINED IN THIS FORM WILL BE RELEASED ON THE EXCHANGE'S SYSTEM UPON RECEIPT.
3) PLEASE SIGN AT THE BOTTOM RIGHT CORNER ON EVERY PAGES OF THIS FORM AND THE NOTES ATTACHED (IF ANY).
4) ALL SUBSEQUENT CHANGES TO THE INFORMATION PROVIDED IN THIS FORM, IN PARTICULAR THE BOOK CLOSING DATES, MUST BE NOTIFIED TO THE LISTING BY TELEPHONE AND FOLLOWED BY A WRITTEN CONFIRMATION IMMEDIATELY.

From : Hang Lung Properties Limited No. of pages: 3
(Name of Company/~~Representative Company~~)

Robin Ching — 2879-0370 — 8th September, 2004
(Responsible Official) (Contact Telephone Number) Date

Name of listed company: HANG LUNG PROPERTIES LIMITED Stock code: 101

Year end date : 30/6/2004

Currency : HK$

Change of any figures reported in the Results Announcement Form submitted previously for the Last Corresponding Period?
☒ Yes (Note 1) ☐ No

To be published in the newspapers
☒ Summarised results announcement ☐ Full results announcement ☐ Early adoption of new disclosure requirements *(Note IV)*

Auditors' Report *(Note V)*
☐ Qualified ☐ Modified ☒ Unqualified ☐ N/A

(FOR INTERIM RESULTS ONLY)
Interim report reviewed by
☐ Audit committee ☐ Auditors ☐ Neither of the above

		(Audited / ~~Unaudited~~*) Current Period from 1/7/2003 to 30/6/2004 (HK$) millions	(Audited / ~~Unaudited~~*) Last Corresponding Period from 1/7/2002 to 30/6/2003 (restated) (HK$) millions
Turnover *(Note I)*	:	4,533.4	2,142.5
Profit/(~~Loss~~) from Operations *(Note II)*	:	2,862.7	1,483.4
Finance cost	:	(187.4)	(272.2)
Share of Profit / (Loss) of Associates	:	-	-
Share of Profit / (~~Loss~~) of Jointly Controlled Entities	:	25.4	52.9
Preference Dividend (Note 2)		(38.2)	(48.3)
Profit / (~~Loss~~) after Taxation & MI & Preference Dividend	:	2,065.0	874.9
% Change over Last Period	:	+136.0 %	

*** Please delete as appropriate.**

EPS / (LPS) /(ordinary share) - Basic *(in Dollars)*	:	$0.685		$0.303	
- Diluted *(in Dollars)* (Note 3)	:	$0.684		$0.303	
Extraordinary ("ETD") Gain / (Loss)	:	-		-	
Profit / (Loss) after ETD Items	:	2,065.0		874.9	
1st Quarter / Interim / 3rd Quarter / Final * Dividend per/Share /ordinary	:	33¢		29¢	
(specify if with other options)	:	Nil			
B / C Dates for 1st Quarter / Interim / 3rd Quarter / Final * Dividend /ordinary	:	8/11/2004	to	10/11/2004	bdi.
Payable Date	:	26/11/2004			
B / C Dates for (_____) General Meeting	:	N/A	to		bdi.
Other Distribution for Current Period *(Note III)*	:	Nil			
B / C Dates for Other Distribution	:	N/A	to		bdi.

*** Please delete as appropriate.**

For and on behalf of
HANG LUNG PROPERTIES LIMITED

Signature :
Printed Name : Robin Ching
Title : Secretary

Any description or an explanatory note *(Notes V & VI)* attached?

☒ Yes (Number of pages attached: 1)
☐ No

Hang Lung Properties Limited

Notes

1. In order to comply with Statement of Standard Accounting Practice 12 (revised) "Income taxes" issued by the Hong Kong Institute of Certified Public Accountants (previously named the Hong Kong Society of Accountants), the Group adopted a new accounting policy for deferred tax with effect from 1 July 2003. Apart from certain limited exceptions, all deferred tax liabilities, and all deferred tax assets to the extent that it is probable that future taxable profits will be available against which the asset can be utilised, are recognised. The amount of deferred tax recognised is measured based on the expected manner of realisation or settlement of the carrying amount of the assets and liabilities, using tax rates enacted or substantively enacted at the balance sheet date. In prior years, deferred tax liabilities were provided using the liability method in respect of the taxation effect arising from all material timing differences between the accounting and tax treatment of income and expenditure, which were expected with reasonable probability to crystallise in the foreseeable future. Future deferred tax benefits were not recognised unless their realisation was assured beyond reasonable doubt.

   As a result of the adoption of this accounting policy, the group's profit for the year has been decreased by HK$115.8 millions (2003: HK$135.2 millions), and the net assets as at the year end have been decreased by HK$453.4 millions (2003: HK$206.2 millions). The new accounting policy has been adopted retrospectively and certain comparative figures have been adjusted accordingly.

2. The convertible cumulative preference shares of HK$7,500 each issued in November 1993 bear dividend at 5.5% per annum on a reference amount of US$1,000 each.

3. (a) The calculation of basic earnings per ordinary share is based on the net profit attributable to ordinary shareholders of HK$2,065 millions (2003 restated: HK$874.9 millions) and the weighted average number of 3,013.6 millions (2003: 2,889.3 millions) ordinary shares in issue during the year.

   (b) The calculation of diluted earnings per ordinary share is based on the adjusted net profit attributable to ordinary shareholders of HK$2,103.2 millions (2003 restated: HK$991.3 millions) and the weighted average number of 3,071.4 millions (2003: 3,272.7 million) ordinary shares after adjusting for the effects of all dilutive potential ordinary shares.

Our Ref: SO-286-2004/HLPL

8th September, 2004

E-Business & Information Services
Hong Kong Exchanges and Clearing Limited ("HKEx")
13th Floor, One International Finance Centre
1 Harbour View Street, Central
Hong Kong

By fax (2877-6987) & by mail

Dear Sirs,

Re: Hang Lung Properties Limited
Press Announcement

We hereby submit to you the enclosed soft copy of the above document for publication on the HKEx website. The document does not require clearance by the Exchange under the Main Board Listing Rules. The document may be published immediately upon receipt.

Should you have any queries, please contact Ms. Esther Li on 28790365.

Yours faithfully,
For and on behalf of
HANG LUNG PROPERTIES LIMITED

Robin Ching
Secretary

Encl.

RsC/el

c.c. IFN Financial Press Ltd. (Attn. Ms. Belinda Wong)

COPY

Our Ref: SO-287-2004/HLPL

9th September, 2004

Listing Division,
The Stock Exchange of Hong Kong Limited
11/F, One International Finance Centre,
1 Harbour View Street,
Central,
Hong Kong.

Attn. Mr. Ricky Chu

Dear Sirs,

Re: **Press Announcement**
- Hang Lung Group Limited
- Hang Lung Properties Limited

Further to our letters dated 8th September, 2004 in respect of the final results of the above 2 companies, we have pleasure in enclosing herewith the original form and 7 copies of the published press announcement in respect of the above companies, in English and Chinese versions, appeared today in South China Morning Post, Hong Kong Economic Times and Sing Tao Daily for your information.

Yours faithfully,
For and on behalf of
HANG LUNG PROPERTIES LIMITED

Robin Ching
Secretary

Encl.

RsC/el

COPY

恒隆地產
HANG LUNG PROPERTIES


營業額
5,000
4,000
3,000
2,000
1,000
0
港幣百萬元
2000
2001
2002
2003
2004


純利
2,500
2,000
1,500
1,000
500
0
港幣百萬元
2000
2001
2002
2003
2004

恒隆地產有限公司
HANG LUNG PROPERTIES LIMITED
（股份代號：101）

綜合收益表
截至二零零四年六月三十日止年度

	附註	二零零四年 港幣百萬元	二零零三年 港幣百萬元 （重列）
營業額	2	4,533.4	2,142.5
其他收入		74.2	60.4
直接成本及營業費用		(1,622.2)	(631.2)
行政費用		(122.7)	(88.3)
未計財務費用前之營業溢利		2,862.7	1,483.4
財務費用	3	(187.4)	(272.2)
營業溢利	3	2,675.3	1,211.2
應佔合營公司業績		25.4	52.9
除稅前溢利	2(甲)	2,700.7	1,264.1
稅項	4	(556.9)	(319.7)
除稅後溢利		2,143.8	944.4
少數股東權益		(40.6)	(21.2)
		2,103.2	923.2
優先股股息	5	(38.2)	(48.3)
普通股股東應佔純利		2,065.0	874.9
股息			
已派中期股息每股普通股11仙（二零零三年：11仙）		350.3	317.8
擬派末期股息每股普通股33仙（二零零三年：29仙）		1,089.0	837.9
優先股股息		38.2	48.3
		1,477.5	1,204.0
每股普通股盈利	6		
基本		68.5仙	30.3仙
攤薄		68.4仙	30.3仙

附註：

1. 編製財務報表基準

遞延稅項

為符合香港會計師公會頒布之《會計實務準則》第十二號（經修訂）「所得稅」之規定，本集團就遞延稅項採用新會計政策，由二零零三年七月一日起生效。除若干個別情況外，所有遞延稅項負債，及所有遞延稅項利益（以可能於未來得到應課稅溢利用以與所動用之資產抵銷之金額為限）均予以確認。已確認遞延稅項金額，使用於結算日已頒布或實質上已頒布之稅率，按照資產及負債項目之賬面金額預計實現或償還之方式計算。於以往年度，遞延稅項負債是以負債法計提準備，就可預見將來合理地預期因會計及稅務處理方法之間的重大時差而產生的稅務影響而作出。未來之遞延稅項利益只會在合理保證可實現時才會確認。

由於採用此項會計政策，本集團於本年度之溢利減少港幣一億一千五百八十萬元（二零零三年：港幣一億三千五百二十萬元），而於年度結算日之資產淨值則減少港幣四億五千三百四十萬元（二零零三年：港幣二億零六百二十萬元）。實施此項新會計政策時，已作出追溯性調整，並對若干比較數字作出相應調整。

2. 營業額及分部資料

	分部收入		分部業績	
	二零零四年 港幣百萬元	二零零三年 港幣百萬元	二零零四年 港幣百萬元	二零零三年 港幣百萬元
(甲) 業務分部				
物業銷售				
發展物業	2,287.0	–	1,296.3	–
投資物業	53.9	118.4	12.3	37.8
	2,340.9	118.4	1,308.6	37.8
物業租賃	2,192.5	2,024.1	1,602.6	1,473.5
	4,533.4	2,142.5	2,911.2	1,511.3
其他收入			74.2	60.4
行政費用			(122.7)	(88.3)
財務費用			(187.4)	(272.2)

物業租賃	2,192.5	2,024.1	1,602.6	1,473.5
	4,533.4	2,142.5	2,911.2	1,511.3
其他收入			74.2	60.4
行政費用			(122.7)	(88.3)
財務費用			(187.4)	(272.2)
營業溢利			2,675.3	1,211.2
應佔合營公司業績				
一物業租賃		(附註)	25.4	52.9
除稅前溢利			2,700.7	1,264.1

(乙) 地區分部

集團				
香港	4,058.1	1,830.0	2,565.4	1,293.5
中國大陸	475.3	312.5	345.8	217.8
	4,533.4	2,142.5	2,911.2	1,511.3
合營公司				
香港			25.4	28.3
中國大陸		(附註)	–	24.6
			25.4	52.9

附註： 本集團去年在一家國內合資企業增持權益，因此它已成為本集團之附屬公司，其業績亦已經綜合在本集團之業績內。

3. 營業溢利已扣除下列各項：

	二零零四年 港幣百萬元	二零零三年 港幣百萬元
財務費用		
借貸利息	244.9	390.8
其他輔助借貸支出	69.7	51.4
借貸支出總額	314.6	442.2
減：借貸支出資本化	(127.2)	(170.0)
	187.4	272.2
已出售物業成本		
發展物業	940.7	–
投資物業	40.3	78.1
折舊	15.7	16.3
並已計入：		
利息收入	7.5	38.7

4. 香港利得稅及中國企業所得稅稅項準備乃按期內之估計應課稅溢利分別乘以稅率百分之十七點五及百分之三十三計算。

	二零零四年 港幣百萬元	二零零三年 港幣百萬元 （重列）
香港利得稅撥備		
年度稅項	317.9	122.5
以往年度之準備少提	99.9	25.3
應佔合營公司稅項	4.0	4.5
	421.8	152.3
遞延稅項		
源自及撥回暫時性差額	134.7	155.5
應佔合營公司稅項	0.4	13.2
稅率轉變對稅項的影響	–	(1.3)
	135.1	167.4
	556.9	319.7

5. 就一九九三年十一月所發行之每股面值港幣七千五百元之可換股累積優先股，乃按每一千美元年息五點五厘計算股息。

6. (甲) 每股普通股之基本盈利乃按本年度之普通股股東應佔純利港幣二十億六千五百萬元（二零零三年重列：港幣八億七千四百九十萬元）及年內已發行普通股之加權平均股數三十億一千三百六十萬股（二零零三年：二十八億八千九百三十萬股）計算。

(乙) 每股普通股之攤薄盈利乃按經調整之普通股股東應佔純利港幣二十一億三百二十萬元（二零零三年重列：港幣九億九千一百三十萬元）及計入所有潛在攤薄盈利股份之影響後之普通股加權平均股數三十億七千一百四十萬股（二零零三年：三十二億七千二百七十萬股）計算。

摘要

- 恒隆地產宣布純利上升百分之一百三十六，由港幣九億元升至近港幣二十一億元。此項良好之業績，主要藉著香港物業銷售及上海租賃物業之強勁表現而達致。
- 位於西九龍之君臨天下，年內售出一百六十九個單位，佔單位總數百分之十五。集團於二零零四年首季展開物業銷售計劃，獲得甚佳之市場反應。君臨天下之成功，反映了集團基本策略之得當－不以高昂價格購置土地、選擇優越地點發展項目、並採用優質設計。同時，集團不斷監察市道，確保於有信心取得高投資回報時，方會展開物業銷售計劃。
- 位於何文田之優質物業君逸山，截至二零零四年八月已售出一百六十五個單位，佔單位總數一百八十八個單位百分之八十八。集團將按合適價格推出餘下單位。
- 年內之整體租金收入上升百分之八。集團之上海物業繼續有良好之表現，其租金收入以實際基準計算上升百分之二十一，而香港物業之租金收入及溢利均保持安穩。沙士平息後香港市面回復生氣，加上大量內地旅客來港，令香港之商舖物業顯著受惠，而集團從有關物業所取得之收入，有助抵銷旗下寫字樓物業租金收入之下降，後者受制於充裕之供應。
- 集團之三項優質住宅物業，包括君臨天下、君逸山及碧海藍天，均已於本財政年度內落成及獲發入伙紙，而鄰近西九龍奧運站之住宅項目浪澄灣亦即將完工。集團將繼續按部就班地把該等物業推出市場。
- 上海恒隆廣場之新辦公室大樓預期可於二零零六年後期落成。
- 集團繼續秉持在各個年度大致均勻地派發股息之政策。這個「攤分」方式，可避免股息與年度溢利掛鈎，後者有可能因物業銷售之時間而出現波動。有關方式令本公司近年來持續成為股息率最高之香港主要地產公司。
- 集團百分之九十九點七之可換股債券已被轉換，發行股本因此增加百分之十一點六，餘下百分之零點三之債券亦已按面值以現金贖回。

刊登業績公布

載有香港聯合交易所有限公司（「聯交所」）證券上市規則附錄十六第四十五（一）至四十五（三）段所規定之全部資料之詳細業績公布，將於適當時候在聯交所網頁上刊登，並將刊登於恒隆地產之網頁www.hanglung.com。

暫停辦理普通股股份過戶登記及股東週年大會

暫停辦理普通股股份過戶登記日期（首尾兩天包括在內）	二零零四年十一月八日至二零零四年十一月十日
截止辦理普通股股份過戶	二零零四年十一月五日下午四時
股東週年大會	二零零四年十一月十一日
普通股末期股息派發日期	二零零四年十一月二十六日

承董事局命
主席
陳啟宗

香港，二零零四年九月八日

於本公布刊發日期，董事為陳啟宗（主席）、殷尚賢（副主席）、袁偉良（董事總經理）、夏佳理*、陳樂怡*、鄭漢鈞*、何世良（執行董事）、廖柏偉*及吳士元（執行董事）。*

* *獨立非執行董事*

恒隆地產
HANG LUNG PROPERTIES


Turnover
5,000
4,000
3,000
2,000
1,000
0
HK$M
2000
2001
2002
2003
2004


Net Profit
2,500
2,000
1,500
1,000
500
0
HK$M
2000
2001
2002
2003
2004

恒隆地產有限公司

HANG LUNG PROPERTIES LIMITED

(Stock Code: 101)

CONSOLIDATED INCOME STATEMENT FOR THE YEAR ENDED 30 JUNE 2004

	Note	2004 HK$Million	2003 HK$Million (restated)
Turnover	2	4,533.4	2,142.5
Other income		74.2	60.4
Direct costs and operating expenses		(1,622.2)	(631.2)
Administrative expenses		(122.7)	(88.3)
Profit from operations before finance costs		2,862.7	1,483.4
Finance costs	3	(187.4)	(272.2)
Operating profit	3	2,675.3	1,211.2
Share of results of jointly controlled entities		25.4	52.9
Profit before taxation	2(a)	2,700.7	1,264.1
Taxation	4	(556.9)	(319.7)
Profit after taxation		2,143.8	944.4
Minority interests		(40.6)	(21.2)
		2,103.2	923.2
Preference dividend	5	(38.2)	(48.3)
Net profit attributable to ordinary shareholders		2,065.0	874.9
Dividends			
- Interim dividend at 11¢ (2003: 11¢) per ordinary share		350.3	317.8
- Proposed final dividend at 33¢ (2003: 29¢) per ordinary share		1,089.0	837.9
- Preference dividend		38.2	48.3
		1,477.5	1,204.0
Earnings per ordinary share	6		
Basic		68.5¢	30.3¢
Diluted		68.4¢	30.3¢

Notes:

1. Basis of preparation of financial statements

Deferred taxation

In order to comply with Statement of Standard Accounting Practice 12 (revised) "Income taxes" issued by the Hong Kong Institute of Certified Public Accountants (previously named the Hong Kong Society of Accountants), the Group adopted a new accounting policy for deferred tax with effect from 1 July 2003. Apart from certain limited exceptions, all deferred tax liabilities, and all deferred tax assets to the extent that it is probable that future taxable profits will be available against which the asset can be utilised, are recognised. The amount of deferred tax recognised is measured based on the expected manner of realisation or settlement of the carrying amount of the assets and liabilities, using tax rates enacted or substantively enacted at the balance sheet date. In prior years, deferred tax liabilities were provided using the liability method in respect of the taxation effect arising from all material timing differences between the accounting and tax treatment of income and expenditure, which were expected with reasonable probability to crystallise in the foreseeable future. Future deferred tax benefits were not recognised unless their realisation was assured beyond reasonable doubt.

As a result of the adoption of this accounting policy, the group's profit for the year has been decreased by HK$115.8 million (2003: HK$135.2 million), and the net assets as at the year end have been decreased by HK$453.4 million (2003: HK$206.2 million). The new accounting policy has been adopted retrospectively and certain comparative figures have been adjusted accordingly.

2. Turnover and segment information

	Segment revenue 2004 HK$Million	Segment revenue 2003 HK$Million	Segment results 2004 HK$Million	Segment results 2003 HK$Million
(a) Business segment				
Property sales				
Development properties	2,287.0	—	1,296.3	—
Investment properties	53.9	118.4	12.3	37.8
	2,340.9	118.4	1,308.6	37.8
Property leasing	2,192.5	2,024.1	1,602.6	1,473.5
	4,533.4	2,142.5	2,911.2	1,511.3
Other income			74.2	60.4
Administrative expenses			(122.7)	(88.3)
Finance costs			(187.4)	(272.2)
Operating profit			2,675.3	1,211.2
Share of results of jointly controlled entities — property leasing		(Note)	25.4	52.9
Profit before taxation			2,700.7	1,264.1

Profit before taxation			2,700.7	1,264.1
(b) Geographical segment				
Group				
Hong Kong	4,058.1	1,830.0	2,565.4	1,293.5
Mainland China	475.3	312.5	345.8	217.8
	4,533.4	2,142.5	2,911.2	1,511.3
Jointly controlled entities				
Hong Kong			25.4	28.3
Mainland China		(Note)	—	24.6
			25.4	52.9

Note: Following the Group's increase in interest in a PRC equity joint venture last year, it has become a subsidiary of the Group and its results have been consolidated into the Group accordingly.

3. Operating profit is arrived at after charging:

	2004 HK$Million	2003 HK$Million
Finance costs		
Interest on borrowings	244.9	390.8
Other ancillary borrowing costs	69.7	51.4
Total borrowing costs	314.6	442.2
Less: Borrowing costs capitalised	(127.2)	(170.0)
	187.4	272.2
Cost of property sold		
Development properties	940.7	—
Investment properties	40.3	78.1
Depreciation	15.7	16.3
and after crediting:		
Interest income	7.5	38.7

4. Provision for Hong Kong profits tax and PRC income tax has been made at 17.5% and 33% respectively on the estimated assessable profits for the year.

	2004 HK$Million	2003 HK$Million (restated)
Provision for Hong Kong profits tax		
Tax for the year	317.9	122.5
Underprovision in respect of previous years	99.9	25.3
Share of jointly controlled entities	4.0	4.5
	421.8	152.3
Deferred taxation		
Origination and reversal of temporary differences	134.7	155.5
Share of jointly controlled entities	0.4	13.2
Effect of change in tax rate	—	(1.3)
	135.1	167.4
	556.9	319.7

5. The convertible cumulative preference shares of HK$7,500 each issued in November 1993 bear dividend at 5.5% per annum on a reference amount of US$1,000 each.

6. (a) The calculation of basic earnings per ordinary share is based on the net profit attributable to ordinary shareholders of HK$2,065 million (2003 restated: HK$874.9 million) and the weighted average number of 3,013.6 million (2003: 2,889.3 million) ordinary shares in issue during the year.

(b) The calculation of diluted earnings per ordinary share is based on the adjusted net profit attributable to ordinary shareholders of HK$2,103.2 million (2003 restated: HK$991.3 million) and the weighted average number of 3,071.4 million (2003: 3,272.7 million) ordinary shares after adjusting for the effects of all dilutive potential ordinary shares.

Highlights

- Hang Lung Properties has announced a net profit increase of 136% from HK$0.9 billion to almost HK$2.1 billion. The good results are achieved primarily through property sales in Hong Kong and the strong performance of rental properties in Shanghai.
- 169 units or 15% of The HarbourSide in West Kowloon were sold during the year. The sales programme opened in the first quarter of 2004 to a very good market response. The success of the project reflects our underlying strategy of not paying excessively high prices for land, building in prime locations and applying quality design. At the same time, we are constantly monitoring market conditions to ensure that we start our sales campaigns only when we are confident that we can obtain high rates of return on our investments.
- By August 2004, 165 units or 88% out of 188 units of Carmel-on-the-Hill, a prominent development located at Ho Man Tin, had been sold. We will release the rest at appropriate prices in the future.
- Overall rental revenue for the year rose 8%. The Group's Shanghai properties continued to perform well. Revenue rose 21% in absolute terms while our Hong Kong portfolio remained steady in terms of both revenue and profit. Hong Kong's retail space clearly benefited from the post-SARS business recovery and the influx of tourists from Mainland China. Revenue therefrom helped offset the decline in office rental which suffers from ample supply.
- The Group's three prime residential projects - The HarbourSide, Carmel-on-the-Hill and AquaMarine - were completed and received occupation permits during the financial year under review. Construction of The Long Beach near the MTR Olympic Station in West Kowloon is close to completion. These projects will be released gradually onto the market.
- Construction of an additional office tower at our Plaza 66 in Shanghai is scheduled to complete by late 2006.
- We are continuing a policy to spread out more-or-less evenly the payment of dividends from year to year. This "smoothing out" process avoids the pegging of dividend to annual profit which might fluctuate due to timing of property sales. In recent years, it has enabled the company to consistently achieve the highest dividend yield among Hong Kong's major property companies.
- 99.7% of the convertible bonds were converted, representing an increase of 11.6% of the issued share capital. The balance of 0.3% were redeemed in cash at par.

Publication of Results Announcement

A detailed results announcement containing all the information required by paragraphs 45(1) to 45(3) of Appendix 16 of the Rules Governing The Listing of Securities on The Stock Exchange of Hong Kong Limited ("the Exchange") will be published on the Exchange's website in due course. It is also available on Hang Lung Properties' website, www.hanglung.com.

Book Close and Annual General Meeting

Book close dates (both days inclusive)	8 November 2004 to 10 November 2004
Latest time to lodge transfers	4:00 p.m. on 5 November 2004
Annual general meeting	11 November 2004
Final ordinary dividend payment date	26 November 2004

By Order of the Board
Ronnie C. Chan
Chairman

Hong Kong, 8 September 2004

As at the date of this announcement, the Directors are Ronnie C. Chan (Chairman), S. S. Yin (Vice Chairman), Nelson W.L. Yuen (Managing Director), Ronald J. Arculli*, Laura L. Y. Chen*, H. K. Cheng*, Wilfred S.L. Ho (Executive Director), P.W. Liu* and Terry S.Y. Ng (Executive Director).*

* *Independent Non-Executive Director*

Our Ref: SO-289-2004/HLPL

9th September, 2004

Information Services Department,
Hong Kong Exchange and Clearing Limited
12/F, One International Finance Centre,
1 Harbour View Street,
Central,
Hong Kong.

Attn: Kenny Chan/Yvette Ying

Dear sirs,

Re: **Hang Lung Properties Limited**
(Stock Code:101)
- Closure of Books

Please be informed that the Register of Members of the ordinary shares of the company will be closed from Monday, 8th November, 2004 to Wednesday, 10th November, 2004, both days inclusive. Notice of the said book closing dates, in English and Chinese version, has been published today in South China Morning Post, Hong Kong Economic Times and Sing Tao Daily.

Yours faithfully,
For and on behalf of
HANG LUNG PROPERTIES LIMITED

Robin Ching
Secretary

RsC/el

COPY

FORM 2

CORPORATE SUBSTANTIAL SHAREHOLDER NOTICE

Notice pursuant to s. 324 of Part XV of the Securities and Futures Ordinance (Cap. 571)

Form for use by a corporation giving notice of :

(i) First acquiring an interest in 5% or more of the shares of a listed corporation (i.e. first becoming a substantial shareholder);

(ii) Changes in the percentage level, or nature, of its interest or its short position in such shares; and

(iii) Ceasing to have an interest of 5% in such shares (complete Boxes 1 to 19 and 27 only).

This Form must be completed in accordance with the directions and instructions in the Notes to Form 2.

1. Name of listed corporation Hang Lung Properties Limited	
2. Stock code 101 **3. Class of shares** Ordinary	**4. Number of issued shares in class** 3,299,977,370

5. Name of substantial shareholder HSBC Holdings plc	**8. Business registration number** 13937424-000-09-02-A	
	9. Place of incorporation England	Certificate of Incorporation No. 617987
6. Registered office 8 Canada Square, London E14 5HQ, United Kingdom	**10. Contact person** Esther W L Fung	
	11. Daytime tel. No. 28221168	**12. e-mail address** estherfung@hsbc.com.hk
7. Principal place of business in Hong Kong 1 Queen's Road Central, Hong Kong	**13. Exchange on which listed** London, Hong Kong, Paris, New York, Bermuda	
	14. Name of listed parent and exchange on which parent is listed N/A	

15. Date of relevant event

17	9	2004
(day)	(month)	(year)

16. Date when the substantial shareholder became aware of the relevant event/ interest in the shares (if later)

(day)	(month)	(year)

17. Details of relevant event

	Relevant event code describing circumstances (see Table 1)	Code describing capacity . which shares were/are held (see Table 2)		Number of shares bought/sold or involved	Currency of transaction	On Exchange		Off Exchange	
		Before relevant event	After relevant event			Highest price per share	Average price per share	Average consideration per share	Consideration Code (see Table 3)
Long position	102	205		194,256,000	HKD	11.10	11.10	0	N/A
Short position									

18. Total shares immediately before the relevant event

	Total number of shares	Percentage figure (%)
Long position	248,393,530	7.53
Short position		
Lending pool		

19. Total shares immediately after the relevant event

	Total number of shares	Percentage figure (%)
Long position	54,137,530	1.64
Short position		
Lending pool		

20. Capacity in which interests disclosed in Box 19 are held

Code describing capacity (see Table 2)	Number of shares	
	Long position	Short position
	N/A	

21. Further information in respect of derivative interests

Code describing derivatives (see Table 4)	Number of shares	
	Long position	Short position
	N/A	

22. **Further information in relation to interests of corporations controlled by substantial shareholder**

Name of controlled corporation	Address and place of incorporation	Name of controlling shareholder	% control	Direct interest (Y/N)	Number of shares	
					Long position	Short Position
	N/A					

23. **Further information in relation to interests held by substantial shareholder jointly with another person**

Name of joint shareholder	Address	Number of shares	
		Long position	Short Position
	N/A		

24. Further information from a trustee, or beneficiary of a trust or a founder of a Discretionary Trust

Name of Trust	Address	Status Code (see Table 5)	Number of shares	
			Long position	Short position
	N/A			

25. Further information from a party to an agreement under Section 317 (Please see Notes for further information required)

Names of other parties	Address	Number of shares
	N/A	
Total number of shares in which substantial shareholder is interested under section 317 and 318		

26. Details of person(s) in accordance with whose directions the substantial shareholder or its directors are accustomed to act

Names	Address	Relationship Code (see Table 6)	Percentage (%)
	N/A		

27. Date of filing this Form 2

17	9	2004
(day)	(month)	(year)

28. Number of continuation sheets [ ]

29. Number of attachments [ ]

Our Ref: SO-301-2004/HLPL

21st September, 2004

E-Business & Information Services
Hong Kong Exchanges and Clearing Limited ("HKEx")
13th Floor, One International Finance Centre
1 Harbour View Street, Central
Hong Kong

By fax (2877-6987) & by hand

Dear Sirs,

Re: Hang Lung Properties Limited
Publication of Financial Information
for the year ended 30th June, 2004
required by paragraph 45 of Appendix 16
of the Main Board Listing Rules

We hereby submit to you the enclosed CD-ROM of the above document for publication on the HKEx website. The document does not require clearance by the Exchange under the Main Board Listing Rules. The document may be published immediately upon receipt.

Should you have any queries, please contact Ms. Esther Li on 28790365.

Yours faithfully,
For and on behalf of
HANG LUNG PROPERTIES LIMITED

Robin Ching
Secretary

Encl.

RsC/el

COPY

FORM I

Monthly Return On Movement of Listed Equity Securities

For the month ended 30th September, 2004

To : ~~The Listing Division of The Stock Exchange of Hong Kong Limited~~
~~CC.~~ The Research & Planning Department of The Stock Exchange of Hong Kong Limited

From : HANG LUNG PROPERTIES LIMITED
(Name of Company)

Esther S.M. Li Tel No.: 2879-0365
(Name of Responsible Official)

Date : 5th October, 2004

(A) Information on Types of Listed Equity Securities :
(please tick wherever applicable)

1. Ordinary shares : ✓ 2. Preference shares :

3. Other classes of shares : ✓ please specify : Convertible Cumulative Preference Shares

4. Warrants : please specify :

(B) Movement in Authorised Share Capital:

	No. of ordinary shares/ Preference shares/ other classes of shares	Par Value (HK$)	Authorised Share Capital (HK$)
Balance at close of preceding month	4,500,000,000 200,000	1.00 7,500.00	4,500,000,000 1,500,000,000
Increase/(Decrease) (EGM approval date): ____)	N/A	N/A	N/A
Balance at close of the month	4,500,000,000 200,000	1.00 7,500.00	4,500,000,000 1,500,000,000
			6,000,000,000

(C) Movement in Issued Share Capital:

	No. of Ordinary shares	No. of Preference shares	No. of other classes of shares
Balance at close of preceding month:	3,299,977,370	75,050	
Increase/(Decrease) during the month	N/A	N/A	
Balance at close of the month :	3,299,977,370	75,050	

(D) Details of Movement :

* please delete and insert 'N/A' wherever inapplicable

TYPE OF SECURITIES	SECURITIES IN ISSUE AT CLOSE OF PRECEDING MONTH	MOVEMENT DURING THE MONTH			SECURITIES IN ISSUE AT CLOSE OF THE MONTH	IN NO. OF NEW SHARES ARISING THEREFROM
SHARE OPTIONS* Type	No. of Options	Granted	Exercised	Cancelled	No. of Options	
Share Option Scheme expired on 1. 21/11/2012 Exercise price: HK$ 9.20 2. ____ Exercise price: HK$ ____	29,561,000	N/A	N/A	N/A	29,561,000	N/A
WARRANTS* Date of Expiry	Nominal Value (HK$)	Exercised (HK$)			Nominal Value (HK$)	
1. ____ Subscription price: HK$ ____ 2. ____ Subscription price: HK$ ____	N/A	N/A			N/A	N/A
CONVERTIBLES* Class	Units	Converted (Units)			Units	
Preference Shares Convertible price: HK$ 10.10	75,050	N/A			75,050	N/A
OTHER ISSUES OF SHARES*						
Rights Issue	Price :	Issue and allotment Date :				N/A
Placing	Price :	Issue and allotment Date:				
Bonus Issue		Issue and allotment Date:				
Scrip Dividend		Issue and allotment Date :				
Repurchase of share		Cancellation Date :				
Redemption of share		Redemption Date :				
Consideration issue	Price:	Issue and allotment Date :				
Others (please specify)	Price:	Issue and allotment Date :				
Total No. of ordinary shares/preference shares/other classes of shares increased/(decreased) during the month:						Nil

Remarks : ____________________

Authorised Signatory:

Name : Esther Li

Title : Assistant Co. Secretary

Note:

All information contained in this form may be reproduced and provided to other information vendors or users of market data at the sole discretion of the Stock Exchange without prior notification to the company/issuer.

Our Ref: SO-325-2004/HLPL

20th October, 2004

E-Business & Information Services
Hong Kong Exchanges and Clearing Limited ("HKEx")
13th Floor, One International Finance Centre
1 Harbour View Street, Central
Hong Kong

By fax (2877-6987) & by mail

Dear Sirs,

Re: Hang Lung Properties Limited
Joint Announcement

We hereby submit to you the enclosed soft copy of the above document for publication on the HKEx website. The document does not require clearance by the Exchange under the Main Board Listing Rules. The document may be published immediately upon receipt.

Should you have any queries, please contact Ms. Esther Li on 28790365.

Yours faithfully,
For and on behalf of
HANG LUNG PROPERTIES LIMITED

Robin Ching
Secretary

Encl.

RsC/el

c.c. IFN Financial Press Ltd. (Attn. Ms. Belinda Wong)

Our Ref: SO-327-2004/HLGL

21st October, 2004

Listing Division,
The Stock Exchange of Hong Kong Limited
11/F, One International Finance Centre,
1 Harbour View Street,
Central,
Hong Kong.

Attn. Mr. Ricky Chu

Dear Sirs,

Company Name : Hang Lung Group Limited & Hang Lung Properties Limited
Case Number : 20040820-F00010-0030 & 20040820-F00101-0032

We refer to your fax dated 19th October, 2004, and have pleasure in enclosing herewith the original form and seven copies of our announcement in respect of rescheduling of 2004 Annual General Meeting date, in English and Chinese version, appeared today in South China Morning Post and Hong Kong Economic Times for your information.

Yours faithfully,
For and on behalf of
HANG LUNG GROUP LIMITED

Robin S.W. Ching
Secretary

Encl.
RsC/el

COPY

恒隆集團
HANG LUNG GROUP

恒隆集團有限公司 Hang Lung Group Limited

(incorporated in Hong Kong with limited liability)

(Stock Code: 10)

恒隆地產
HANG LUNG PROPERTIES

恒隆地產有限公司 Hang Lung Properties Limited

(incorporated in Hong Kong with limited liability)

(Stock Code: 101)

JOINT ANNOUNCEMENT

Hang Lung Group Limited and Hang Lung Properties Limited announce that the date of Annual General Meeting of the Companies is now rescheduled to 23 November, 2004.

Reference is made to the preliminary announcement of Hang Lung Group Limited and Hung Lung Properties Limited ("the Companies") dated 8 September, 2004 ("the Announcement").

The Companies announce that it has been decided to reschedule the date of Annual General Meeting from 11 November, 2004 (Thursday) to 23 November, 2004 (Tuesday), and the relevant Notices of Annual General Meeting will be published in due course.

The Book Close Dates of the Companies as stated in the Announcement remain unchanged.

By Order of the Boards
Robin S W Ching
Secretary

Hong Kong, 20th October, 2004

Directors of Hang Lung Group Limited:
Ronnie C. CHAN, Nelson W.L. YUEN, Wilfred S.L. HO, Terry S.Y. NG, Gerald L. CHAN, Laura L.Y. CHEN, H.K. CHENG, Simon S.O. IP, York LIAO and S.S. YIN

Directors of Hang Lung Properties Limited:
Ronnie C. CHAN, Nelson W.L. YUEN, Wilfred S.L. HO, Terry S.Y. NG, Ronald J. ARCULLI, Laura L.Y. CHEN, H.K. CHENG, P.W. LIU and S.S. YIN

恒隆集團
HANG LUNG GROUP

恒隆集團有限公司 Hang Lung Group Limited

(於香港註冊成立之有限公司)

(股份代號：10)

恒隆地產
HANG LUNG PROPERTIES

恒隆地產有限公司 Hang Lung Properties Limited

(於香港註冊成立之有限公司)

(股份代號：101)

聯合通告

恒隆集團有限公司及恒隆地產有限公司宣布重新安排本公司之股東週年大會日期至二零零四年十一月二十三日。

茲提述恒隆集團有限公司及恒隆地產有限公司(「本公司」)於二零零四年九月八日所發表之全年業績公布(「該公布」)。

本公司宣布本公司之股東週年大會日期決定重新安排，由二零零四年十一月十一日(星期四)更改至二零零四年十一月二十三日(星期二)，並將刊登相關之股東週年大會通告。

該公布內提述本公司暫停辦理股份過戶登記之日期則維持不變。

承董事局命
秘書
程式樂
謹啟

香港，二零零四年十月二十日

恒隆集團有限公司之董事：

陳啟宗、袁偉良、何世良、吳士元、陳樂宗、陳樂怡、鄭漢鈞、葉錫安、廖約克及殷尚賢

恒隆地產有限公司之董事：

陳啟宗、袁偉良、何世良、吳士元、夏佳理、陳樂怡、鄭漢鈞、廖柏偉及殷尚賢

Our Ref: SO-331-2004/HLPL

28th October, 2004

E-Business & Information Services,
Hong Kong Exchanges and Clearing Limited,
13/F, One International Finance Centre,
1 Harbour View Street,
Hong Kong

By fax (2877-6987) & by mail

Dear Sirs,

Re: Hang Lung Properties Limited
Notice of Annual General Meeting

We hereby submit to you the enclosed soft copy of the above document for publication on the HKEx website. The document does not require clearance by the Exchange under the Main Board Listing Rules. The document may be published immediately upon receipt.

Should you have any queries, please contact Ms. Esther Li on 28790365.

Yours faithfully,
For and on behalf of
HANG LUNG PROPERTIES LIMITED

Robin Ching
Secretary

Encl.

RsC/el

cc IFN Financial Press Ltd. (Attn. Ms. Belinda Wong)

COPY

Our Ref: SO-333-2004/HLGL

29th October, 2004

Listing Division,
The Stock Exchange of Hong Kong Limited
11/F, One International Finance Centre,
1 Harbour View Street,
Central,
Hong Kong.

Attn. Mr. Ricky Chu

Dear Sirs,

Re: Hang Lung Group Limited
& Hang Lung Properties Limited
Notice of Annual General Meeting

We have pleasure in enclosing herewith the original form and seven copies of our announcements in respect of the Notices of 2004 Annual General Meeting of Hang Lung Group Limited and Hang Lung Properties Limited, in English and Chinese version, appeared today in South China Morning Post and Sing Tao Daily for your information.

Yours faithfully,
For and on behalf of
HANG LUNG GROUP LIMITED

Robin S.W. Ching
Secretary

Encl.
RsC/EsL/cc

COPY

恒隆地產
HANG LUNG PROPERTIES

恒隆地產有限公司 Hang Lung Properties Limited

(incorporated in Hong Kong with limited liability)
(Stock Code: 101)

NOTICE OF ANNUAL GENERAL MEETING

Notice is hereby given that the Annual General Meeting ("the Meeting") of Hang Lung Properties Limited ("the Company") will be held at 28th Floor, Standard Chartered Bank Building, 4 Des Voeux Road Central, Hong Kong on Tuesday, 23rd November, 2004 at 10:00 a.m. for the following purposes:

1. To receive and consider the Financial Statements and Reports of the Directors and Auditors for the year ended 30th June, 2004.
2. To declare a final dividend.
3. To re-elect directors and authorise the Board of Directors to fix directors' fees.
4. To re-appoint auditors and authorise the directors to fix their remuneration.

As special business:

To consider and, if thought fit, pass the following resolutions as Ordinary Resolutions:

5. A. "THAT:

(a) subject to paragraphs (b) and (c) below, the exercise by the directors of the Company during the Relevant Period (as hereinafter defined) of all the powers of the Company to purchase shares in the capital of the Company be and is hereby generally and unconditionally approved;

(b) the aggregate nominal amount of ordinary shares of HK$1 each in the capital of the Company ("Ordinary Shares") which may be purchased by the Company on The Stock Exchange of Hong Kong Limited or on any other stock exchange recognised for this purpose by the Securities and Futures Commission and The Stock Exchange of Hong Kong Limited under the Hong Kong Code on Share Repurchases pursuant to the approval in paragraph (a) above shall not exceed 10 per cent. of the aggregate nominal amount of the Ordinary Shares in the share capital of the Company in issue at the date of passing this Resolution, and the said approval shall be limited accordingly;

(c) the aggregate nominal amount of convertible cumulative preference shares of HK$7,500 each in the capital of the Company ("Convertible Preference Shares") which may be purchased by the Company on The Stock Exchange of Hong Kong Limited, Societe de la Bourse de Luxembourg (Luxembourg Stock Exchange) or on any other stock exchange recognised for this purpose by the Securities and Futures Commission and The Stock Exchange of Hong Kong Limited under the Hong Kong Code on Share Repurchases pursuant to the approval in paragraph (a) above shall not exceed 10 per cent. of the aggregate nominal amount of the Convertible Preference Shares in the share capital of the Company in issue at the date of passing this Resolution, and the said approval shall be limited accordingly; and

(d) for the purpose of this Resolution, "Relevant Period" means the period from the passing of this Resolution until whichever is the earlier of:

(i) the conclusion of the next Annual General Meeting of the Company;

(ii) the expiration of the period within which the next Annual General Meeting of the Company is required by law to be held; and

(iii) the revocation or variation of the authority given under this Resolution by ordinary resolution of the shareholders in general meeting."

B. "THAT:

(a) subject to paragraph (c) below, pursuant to Section 57B of the Companies Ordinance, the exercise by the directors of the Company during the Relevant Period (as defined in Resolution No. 5A(d) in the Notice of the Meeting) of all the powers of the Company to allot, issue and deal with additional shares in the capital of the Company and to allot, issue or grant securities convertible into shares in the capital of the Company or options, warrants or similar rights to subscribe for any such shares or such convertible securities and to make or grant offers, agreements and options which might require the exercise of such powers be and it is hereby generally and unconditionally approved;

(b) the approval in paragraph (a) above shall authorise the directors of the Company during the Relevant Period to allot, issue or grant securities convertible into shares in the capital of the Company and to make or grant offers, agreements and options which might require the exercise of such powers after the end of the Relevant Period;

(c) the aggregate nominal amount of share capital allotted or agreed conditionally or unconditionally to be allotted (whether pursuant to an option or otherwise) by the directors of the Company pursuant to the approval in paragraph (a) above, otherwise than pursuant to (i) a Rights Issue (as hereinafter defined), (ii) the exercise of rights of subscription under the terms of any warrants issued by the Company or the exercise of rights of conversion attaching to any Convertible Preference Shares (as defined in Resolution No. 5A(c) in the Notice of the Meeting), (iii) any option scheme or similar arrangement for the time being adopted for ... to officers and/or employees of the

person as his proxy to attend and vote instead of him. Votes may be given either personally or by duly authorised corporate representative(s) or by proxy. A member who is the holder of two or more shares may appoint more than one proxy to attend on the same occasion. A proxy need not be a member. In addition, a proxy or proxies representing either an individual member or a member which is a corporation, shall be entitled to exercise the same powers on behalf of the member which he or they represent as such member could exercise, including the right to vote individually on a show of hands.";

H. by deleting the words "the duly authorised representative of a corporation" in the second line in Article 90, and substituting therefor the words "duly authorised corporate representative";

I. by renumbering Article 91 in its entirety as new Article 91(A) and adding the following words at the end thereof:

"or by one or more proxies. Nothing in these Articles shall prevent a corporation which is a member of the Company from appointing one or more proxies to represent it pursuant to Article 85.";

J. by adding the following new Article 91(B) immediately after Article 91(A) and adding the words "Recognised clearing house acting by representative at meetings." as the marginal notes to Article 91(B):

"(B) If the member and/or warrantholder is a recognised clearing house within the meaning of the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong), it may authorise such person or persons as it thinks fit to act as its representative (or representatives) or proxy at any general meeting or any meeting of any class of members and/or warrantholders' meeting provided that, if more than one person is so authorised or appointed, the authorisation or instrument of proxy shall specify the number and class of shares and/or warrants in respect of which each such person is so authorised or appointed. The person so authorised or appointed shall be entitled to exercise the same power on behalf of the recognised clearing house as that clearing house (or its nominees) could exercise as if it were an individual member and/or warrantholder of the Company.";

K. by adding the following at the end of Article 95(C):

"Section 153B(1) of the Companies Ordinance shall not apply to an alternate director appointed pursuant to these Articles.";

L. by deleting the words "a special" and substituting therefor the word "an ordinary" before the word "resolution" in Article 101(vii);

M. by altering Article 102(H) in the following manner:

(a) the words "or any of his associates" shall be added:

(i) immediately after the words "in which he" in the third line;

(ii) in sub-paragraph (i), immediately after the words "to such Director";

(iii) in sub-paragraph (ii), immediately after the words "which the Director";

(iv) in sub-paragraph (iii), immediately after the words "by a Director" and "of any Director";

(v) in sub-paragraph (iv), immediately after the words "where the Director";

(vi) in sub-paragraph (v), immediately after the words "in which the Director";

(vii) in sub-paragraph (vi), immediately after the words "in which he";

(viii) in sub-paragraph (vii), immediately after the words "of any Director"; and

(ix) in sub-paragraph (viii), immediately after the words "under which the Director";

(b) the words "or any of them" shall be added immediately after the words "lent by him" and "undertaken by him" in sub-paragraph (i); and

(c) the words ",his associates" shall be added immediately after the words "both to Directors" in sub-paragraph (vii);

N. by altering Article 102(I) in the following manner:

(a) the words "or any of his associates" shall be added immediately after the words "by a Director" in the seventh line and "in which the Director" in the eleventh line; and

(b) the words "or any of his associates' interest" shall be added immediately after the words "in which the Director's interest" in the ninth line;

O. by adding "or any of his associates" in Article 102(K) immediately after the following words:

(a) "(other than the Chairman of the meeting)" in the second line;

(b) "such other Director" in the seventh line;

(c) "the interest of the Director" in the eighth line;

(d) "the Chairman of the meeting" in the tenth line; and

(e) "the interest of such Chairman" in the fourteenth line;

P. by deleting the words "at least seven days before the date of the

...quired shares of the Company or (iv) any scrip dividend or similar arrangement providing for the allotment of shares in lieu of the whole or part of a dividend on shares of the Company in accordance with the Articles of Association of the Company, shall not exceed the aggregate of: (aa) in the case of Ordinary Shares (as defined in Resolution No. 5A(b) in the Notice of the Meeting), 20 per cent. of the aggregate nominal amount of the Ordinary Shares in the share capital of the Company in issue at the date of passing this Resolution plus (bb) in the case of Convertible Preference Shares, 20 per cent. of the aggregate nominal amount of the Convertible Preference Shares in the share capital of the Company in issue at the date of passing this Resolution plus (cc) if the directors are so authorised by a separate ordinary resolution of the shareholders of the Company set out as Resolution No. 5C in the Notice of the Meeting, the nominal amount of the share capital of the Company repurchased by the Company subsequent to the passing of this Resolution, up to a maximum equivalent to 10 per cent. in the case of Ordinary Shares, the aggregate nominal amount of the Ordinary Shares in issue at the date of passing this Resolution and in the case of Convertible Preference Shares, the aggregate nominal amount of the Convertible Preference Shares in issue at the date of passing this Resolution, and the said approval shall be limited accordingly; and

(d) for the purpose of this Resolution:

"Rights Issue" means an offer of shares or other securities open for a period fixed by the directors of the Company to holders of shares of the Company or any class thereof on the register on a fixed record date in proportion to their then holdings of such shares or class thereof (subject to such exclusion or other arrangements as the directors of the Company may deem necessary or expedient in relation to fractional entitlements or having regard to any restrictions or obligations under the laws of, or the requirements of any recognised regulatory body or any stock exchange in, any territory outside Hong Kong)."

C. "THAT the directors of the Company be and they are hereby authorised to exercise the powers of the Company referred to in paragraph (a) of the resolution set out as Resolution No. 5B in the Notice of the Meeting in respect of the share capital of the Company referred to in sub-paragraph (cc) of paragraph (c) of such Resolution."

To consider and, if thought fit, pass the following resolution as Special Resolution:

6. "THAT the Articles of Association of the Company be and are hereby amended as follows:

A. by altering Article 2 in the following manner:

(a) deleting the definition of "Hong Kong" in its entirety and substituting therefor the following new definition:

"Hong Kong" shall mean the Hong Kong Special Administrative Region of The People's Republic of China;

(b) deleting the definition of "associate" in its entirety and substituting therefor the following new definition:

"associate", in relation to any Director, shall have the meaning given to it by the Listing Rules;

(c) inserting after the definition "electronic communication" the following new definitions:

"corporate representative" shall mean any person appointed to act in that capacity pursuant to Article 91(A) or Article 91(B);

"Listing Rules" shall mean the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited; and

(d) by adding the words "Corporate representative." and "Listing Rules." to the definitions of "corporate representative" and "Listing Rules" respectively as the marginal notes;

B. by deleting the words "without payment to receive within two months" and substituting therefor the words "to receive within such period of time as may be prescribed by the Companies Ordinance or the Listing Rules" in the second line of Article 16;

C. by deleting the words "and may be under hand only" in the second and third lines of Article 37;

D. by adding the words "with a manual signature or machine imprinted signature," immediately after the words "of the transferee," in the third line of Article 38;

E. by altering Article 80 in the following manner:

(a) deleting the words "(being an individual)" in the third line;

(b) deleting the words "(being a corporation) is present by a representative duly authorised under Section 115 of the Companies Ordinance" in the fourth and fifth lines, and substituting therefor the words "by its duly authorised corporate representative(s) or by proxy"; and

(c) inserting the words "or by its duly authorised corporate representative(s)" after the words "every member present in person" in the sixth line;

F. by altering Article 84 in the following manner:

(a) inserting the following new Article 84(C) immediately after the existing Article 84(B):

"(C) If any member is, under the Listing Rules, required to abstain from voting on any particular resolution or restricted to voting only for or only against any particular resolution, any vote cast by or on behalf of such member in contravention of such requirement or restriction shall not be counted."; and

(b) adding the words "Voting restrictions." as the marginal notes to Article 84(C);

G. by deleting Article 85 in its entirety and substituting therefor the following:

"Any member of the Company entitled to attend and vote at a meeting of the Company or a meeting of the holders of any class of shares in the Company shall be entitled to appoint another general meeting at the end of Article 107 and by inserting the following at the end of this Article:

"The period for lodgement of the notice referred to above (being a period of at least seven days) shall commence no earlier than the day after the despatch of the notice of the meeting appointed for such election and end no later than seven days prior to the date of such meeting.";

Q. by altering Article 109 in the following manner:

(a) by deleting the words "special resolution at a general meeting" and substituting therefor the words "ordinary resolution";

(b) by inserting the following at the end of the Article:

"In accordance with the Companies Ordinance, special notice is required of a resolution to remove a director or to appoint somebody in place of a director so removed at the meeting at which he is removed."; and

(c) by deleting its marginal note in its entirety and substituting therefor the words " Power to remove Director by ordinary resolution.";

R. by deleting the words "paragraph (c) of the proviso to" in the third line of Article 183(A);

S. by deleting Article 183(B) in its entirety and substituting therefor the following:

"(B) The Company may indemnify any Director or other officer of the Company, or any person employed by the Company as Auditor, against any liability incurred by him:

(i) in defending any proceedings, whether civil or criminal, in which judgment is given in his favour or in which he is acquitted; or

(ii) in connection with any application under Section 358 of the Companies Ordinance in which relief is granted to him by the court.

(C) The Company may purchase and maintain for any Director or officer of the Company, or any person employed by the Company as Auditor:

(i) insurance against any liability to the Company, a related company or any other party in respect of any negligence, default, breach of duty or breach of trust (save for fraud) of which he may be guilty in relation to the Company or a related company; and

(ii) insurance against any liability incurred by him in defending any proceedings, whether civil or criminal, taken against him for any negligence, default, breach of duty or breach of trust (including fraud) of which he may be guilty in relation to the Company or a related company.

(D) In this Article, "related company", in relation to the Company, means any company that is the Company's subsidiary or holding company or a subsidiary of that company's holding company."

7. Any other business.

By Order of the Board
Robin S W Ching
Secretary

Hong Kong, 28th October, 2004

Registered Office:
28th Floor
4 Des Voeux Road Central
Hong Kong

Directors:

Executive Directors: Ronnie C. CHAN, Nelson W.L. YUEN, Wilfred S.L. HO, Terry S.Y. NG

Non-Executive Directors: Ronald J. ARCULLI, Laura L.Y. CHEN, H.K. CHENG, P.W. LIU, S.S. YIN

Notes:

1. A member entitled to attend and vote at the Annual General Meeting ("the Meeting") is entitled to appoint one or more proxies to attend and, on a poll, vote instead of him; a proxy need not be a member. All proxies must be deposited at the registered office of the Company, 28th Floor, 4 Des Voeux Road Central, Hong Kong, not less than 48 hours before the time fixed for holding the Meeting or any adjournment thereof.

2. A poll can be demanded by the Chairman of the Meeting; or by at least 3 members present in person or by proxy at the Meeting; or by any member or members present in person or by proxy and representing not less than one-tenth of the total voting rights of all members having the right to vote at the Meeting. It shall be taken in such manner and at such time and place as the Chairman directs, and the result of the poll shall be deemed to be the resolution of the Meeting at which the poll was demanded. The demand for a poll shall not prevent the continuance of the Meeting for the transaction of any business other than the question on which a poll has been demanded.

3. The Register of Members will be closed from Monday, 8th November, 2004 to Wednesday, 10th November, 2004, both days inclusive, during which period no share transfers will be effected. In order to qualify for the proposed final ordinary dividend, all transfers accompanied by the relevant share certificates must be lodged with the Company's Share Registrars, Computershare Hong Kong Investor Services Limited at 17th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong not later than 4:00 p.m. on Friday, 5th November, 2004.

4. In relation to Resolution No. 3, the directors retiring are Mr. Ronald J. Arculli, Mr. P.W. Liu and Mr. Terry S.Y. Ng, and separate resolutions will be proposed for their re-election at the Meeting. Details of these directors are set out in Appendix I to this Notice of the Meeting ("Notice").

5. With respect to Resolution No. 5A, approval is being sought from the members for a general mandate to repurchase shares to be given to the directors. An explanatory statement, as required by the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited ("the Listing Rules"), is set out in Appendix II to this Notice.

6. Concerning Resolution No. 5B, the directors have no immediate plans to issue any new shares of the Company; approval is being sought from the members as a general mandate in compliance with the Listing Rules.

7. With respect to Resolution No. 5C, approval is being sought from the members for an extension of the general mandate granted to the directors to issue shares by including the number of shares repurchased under the authority granted pursuant to Resolution No. 5A.

8. Existing Articles of Association is proposed to be amended so as to reflect the amendments to Companies Ordinance and Appendix 3 to the Listing Rules which came into effect on 13th February, 2004 and 31st March, 2004 respectively. Copies of existing Articles of Association and the Articles of Association incorporating the proposed amendments are available for inspection at the Company's registered office during normal business hours, i.e. 9:00 a.m. to 6:00 p.m. on Mondays to Fridays (public holidays excepted) up to and including 23rd November, 2004. Proposed changes to the Articles of Association of the Company are set out in Resolution No. 6 and summarised in Appendix III to this Notice.

恒隆地產
HANG LUNG PROPERTIES

恒隆地產有限公司 Hang Lung Properties Limited

（於香港註冊成立之有限公司）
（股份代號：101）

股東週年大會通告

茲通告恒隆地產有限公司（「本公司」）訂於二零零四年十一月二十三日（星期二）上午十時正假座香港中環德輔道中四號渣打銀行大廈二十八樓召開股東週年大會（「大會」），討論下列事項：

一、 省覽截至二零零四年六月三十日止年度之財務報表及董事局與核數師報告。

二、 宣布派發普通股末期股息。

三、 重選董事並授權董事局釐定董事袍金。

四、 重聘核數師及授權董事釐定其酬金。

作為特別事項：

考慮並酌情通過下列決議案為普通決議案：

五、 A. 「動議：

(a) 在下文(b)及(c)段之規限下，全面及無條件批准本公司董事於有關期間（定義見下文）內行使本公司之一切權力購回本公司股份；

(b) 根據上文(a)段之批准，本公司於香港聯合交易所有限公司，或於證券及期貨事務監察委員會以及香港聯合交易所有限公司根據香港股份購回守則所承認之任何其他證券交易所，可購回之本公司每股面值港幣一元之普通股（「普通股」）股份面值總額將不得超過本公司於此項決議案通過日期之已發行普通股股本面值總額百分之十，而上文之批准亦須受此限制；

(c) 根據上文(a)段之批准，本公司於香港聯合交易所有限公司、Societe de la Bourse de Luxembourg（盧森堡證券交易所），或於證券及期貨事務監察委員會以及香港聯合交易所有限公司根據香港股份購回守則所承認之任何其他證券交易所，可購回之本公司每股面值港幣七千五百元之可換股累積優先股（「可換股優先股」）股份面值總額將不得超過本公司於此項決議案通過日期之已發行可換股優先股股本面值總額百分之十，而上文之批准亦須受此限制；及

(d) 就本決議案而言，「有關期間」指由本決議案通過時起至下列三者中之較早日期止之期間：

(i) 本公司下屆股東週年大會結束時；

(ii) 按法律規定召開下屆股東週年大會之期間屆滿時；及

(iii) 本公司股東在股東大會上以普通決議案撤銷或更改根據本決議案所賦予之權力。」

B. 「動議：

(a) 在下文(c)段之規限下及根據公司條例第57B段，全面及無條件批准本公司董事於有關期間（定義見大會通告中第五A(d)項決議案）內行使本公司之一切權力配發、發行及處理本公司之額外股份，及配發、發行或授予可轉換本公司股份之可換股證券，或股份期權或認股權證或類似權利認購任何該等股份或該等可換股證券，以及作出或授予可能引致須行使該項權力之售股建議、協議及股份期權；

(b) 根據上文(a)段之批准，本公司董事可於有關期間內配發、發行或授予可轉換本公司股份之可換股證券，以及作出或授予可能須於有關期間屆滿後始行使該項權力之售股建議、協議及股份期權；

(c) 本公司董事可根據上文(a)段之批准配發或在有條件或無條件情況下同意配發（不論是否根據一項股份期權而配發者）之股本面值總額，除按照(i)供股（定義見下文）、(ii)根據本公司發行之任何認股權證之條款，或任何可換股優先股（定義見大會通告中第五A(c)項決議案）而行使之認購權或所附之換股權、(iii)當時已採納之任何股份期權計劃或類似安排而授予或發行本公司股份或認購權予本公司及／或其任何附屬公司之行政人員及／或僱員，或(iv)根據本公司組織章程細則任何以股份代替股息形式或類似安排而配發代替全部或部份股[illegible]將不得超過以下各項之總和：(aa)

H. 刪去細則第90條第二行「一法團之獲正式授權代表」等字，並以「獲正式授權之公司代表」等字取代；

I. 將細則第91條完全重新編號為新細則第91(A)條，並於最末加入下列字句：

「或由一名或以上委任代表出席。本細則內並無任何規定可阻止任何本公司的法人股東根據細則第85條所賦予的權利以委任一名或更多的委任代表。」；

J. 緊隨細則第91(A)條後加入下列新細則第91(B)條，並加入「於大會上認可結算所由代表投票」等字作為細則第91(B)條之頁邊附註：

「(B)倘股東及／或認股權證持有人為一間認可結算所（定義見香港法例第571章證券及期貨條例），其可授權其認為適合擔任任何股東大會或任何類別股東大會及／或認股權證持有人之大會之代表（或該等代表）或委任代表，惟倘一名以上人士獲授權或委任，則委任代表之授權文件或文據須列明有關獲授權或委任之各名人士代表的股份及／或認股權證之數目及類別。獲授權或委任之人士將有權代表認可結算所行使該結算所（或其代名人）可行使之相同權力，猶如其為本公司之一名個別股東及／或認股權證持有人。」；

K. 於細則第95(C)條末加入下列句子：

「公司條例第153B(1)條不適用於根據本細則獲委任之替任董事。」；

L. 於細則第101(vii)條，於「決議案」等字之前刪去「特別」二字，並以「普通」二字取代；

M. 按下列方式修改細則第102(H)條：

(a) 於下列各項加入「或其任何聯繫人」等字：

(i) 緊隨第三行「彼」字後；

(ii) 於(i)分段，緊隨「該董事」等字後；

(iii) 於(ii)分段，緊隨「董事」二字後；

(iv) 於(iii)分段，緊隨「一名董事」及「任何董事」等字後；

(v) 於(iv)分段，緊隨「倘董事」等字後；

(vi) 於(v)分段，緊隨「董事」二字後；

(vii) 於(vi)分段，緊隨「彼」字後；

(viii) 於(vii)分段，緊隨「任何董事」等字後；及

(ix) 於(viii)分段，緊隨「據此董事」等字後；

(b) 於(i)分段，緊隨「由彼借用」及「由彼承諾」等字後，加入「或彼等任何一方」等字；及

(c) 於(vii)分段，緊隨「給董事及」等字後，加入「，其聯繫人」等字；

N. 按下列方式修改細則第102(I)條：

(a) 於第七行緊隨「由一名董事」等字後及於第十一行緊隨「董事」等字後，加入「或其任何聯繫人」等字；及

(b) 於第九行緊隨「董事之權益」等字後，加入「或其任何聯繫人之權益」等字；

O. 於細則第102(K)條，緊隨下列文字後，加入「或其任何聯繫人」：

(a) 於第二行「（大會主席除外）」；

(b) 於第七行「該等其他董事」；

(c) 於第八行「董事之權益」；

(d) 於第十行「大會主席」；及

(e) 於第十四行「該主席之權益」；

P. 於細則第107條末刪去「於股東大會舉行日期前至少七日」等字，並於該細則末加入下列句子：

「遞交上述通知之期間（即為期至少七日之期間）須由不早於寄發指定舉行選舉之股東大會通告後該日起計至不遲於舉行該大會日期前七日為止。」；

Q. 按下列方式修改細則第109條：

(a) 刪去「於股東大會上之特別決議案」等字，並以「普

第五C項決議案)所授權，於此項決議案通過後所購回之本公司股本面值額最多為於此項決議案通過日期之已發行股本面值總額百分之十，而上文之批准亦須受此限制；及

(d) 就本決議案而言：

「供股」指由本公司董事向於一指定記錄日期登記在股東名冊上之本公司股份或其中任何類別之股份持有人，根據其當時所持有該等股份或其中任何類別之股份按比例發出配售股份或其他證券之建議，於一指定之期限內有效者(惟本公司董事可就零碎股份，或因香港以外任何地區之法例或任何認可監管機構或任何證券交易所之規定所限，而作出其認為必須或權宜之例外處理方式或其他安排)。」

C. 「**動議**授權本公司董事行使依照大會通告中第五B項決議案之(a)段所賦予之權力，用於該決議案之(c)段中第(bb)段內有關本公司股本之事項。」

考慮及酌情通過下列決議案為特別決議案：

六、 「**動議**將本公司之組織章程細則修訂如下：

A. 以下列方式修改細則第2條：

(a) 完全刪去「香港」之釋義，並以下列新釋義取代：

「香港」應指中華人民共和國香港特別行政區；

(b) 完全刪去「聯繫人」之釋義，並以下列新釋義取代：

「聯繫人」，就任何董事而言，應具有上市規則所賦予之涵義；

(c) 於「電子通訊」之釋義後，加入下列新釋義：

「公司代表」應指根據細則第91(A)條或細則第91(B)條獲委任擔當該身份之人士；

「上市規則」應指香港聯合交易所有限公司證券上市規則；及

(d) 分別於「公司代表」及「上市規則」之釋義中加入「公司代表」及「上市規則」等字作為頁邊附註；

B. 將細則第16條第二行之「於兩個月內不須任何費用並收取」等字刪去，並以「於公司條例或上市規則可能規定之該段時間內收取」等字；

C. 於細則第37條第二行之「及只可能親筆簽名」等字刪去；

D. 於細則第38條第二行於緊接「受讓人」等字後加入「親筆簽名或機印簽署」等字；

E. 按下列方式修改細則第80條：

(a) 將第三行之「(屬個人)」等字刪去；

(b) 將第三行之「(屬法團)根據公司條例第115條由一名獲正式授權之代表」等字刪去、並以「由其獲正式授權之公司代表或由委任代表」等字取代；及

(c) 於第五行之「親身出席之每名成員」等字後，加入「或由其獲正式授權之公司代表」等字；

F. 按下列方式修改細則第84條：

(a) 緊隨現有細則第84(B)條後，加入下列新細則第84(C)條：

「(C)倘根據上市規則，任何股東須就任何某項決議案放棄投票或被限制僅就任何某項決議案投贊成或反對票，由該名股東或代表該名股東作出抵觸該項規定或限制之投票不得計算在內。」；及

(b) 加入「投票限制」等字作為細則第84(C)條之頁邊附註；

G. 完全刪去細則第85條，並以下列條文取代：

「有權出席本公司股東大會或本公司任何類別股份持有人之會議，並於會上投票之本公司任何股東，有權委任另一名人士作為其委任代表代其出席及投票。股東可親身或經獲正式授權之公司代表或委任代表投票。持有兩股或以上股份之股東可委任超過一名委任代表出席同一場合。委任代表毋須為股東。此外，代表個別股東或公司股東之委任代表，將有權代表該名股東行使其或彼等所代表該名股東可行使之相同權力，包括有權以舉手表決之方式獨立投票。」；

H. 刪去細則第90條第二行「一法團之獲正式授權代表」等字，並以「獲正式授權之公司代表」等字取代；

I. 將細則第91條完全重新編號為新細則第91(A)條，並於最末加入下列字句：

「或由一名或以上委任代表出席。本細則內並無任何規定可阻止任何本公司的法人股東根據細則第85條所賦予的權利以委任一名或更多的委任代表。」；

(b) 於細則末加入下列句子：

「根據公司條例，罷免一名董事或委任某人代替該名於大會上被罷免之董事之決議案，須發出特別通告。」；及

(c) 完全刪去其頁邊附註，並以「有權透過普通決議案罷免董事」取代；

R. 於細則第183(A)條第三行，刪去「第(c)段有關．．．之條文」等字；

S. 完全刪去細則第183(B)條，並以下列取代：

「(B)本公司可向本公司任何董事或其他高級人員，或受本公司聘用為核數師之任何人士就其引致之任何負債作出彌償保證：

(i) 在任何民事或刑事法律訴訟中抗辯，不論該等人士被法院判其勝訴或宣佈其無罪釋放；或

(ii) 有關根據公司條例第358條提出之任何申請，法院向其授出寬免。

(C)本公司可為本公司任何董事或高級人員，或受本公司聘用為核數師之任何人士購買及存續有關以下各項之保單：

(i) 就本公司、一間關連公司或任何其他人士任何疏忽、失責、失職或違反信託(欺詐除外)而可能因本公司或一間關連公司而被定罪所產生之責任；及

(ii) 就其因在任何疏忽、失責、失職或違反信託(包括欺詐)而可能因本公司或一間關連公司而被定罪之任何法律程序(不論民事或刑事)中抗辯所產生之任何責任。

(D)於本細則內，就本公司而言，「關連公司」指屬本公司之附屬公司或控股公司或該公司之控股公司之一間附屬公司之任何公司。」

七、 其他事項。

承董事局命
秘書
程式榮
謹啟

香港，二零零四年十月二十八日

註冊辦事處：
香港
德輔道中四號
二十八樓

董事：
執行董事：陳啟宗、袁偉良、何世良、吳士元
非執行董事：陳樂宗、陳樂怡、鄭漢鈞、葉錫安、廖約克、殷尚賢

附註：

一、 凡有權出席股東週年大會(「大會」)及於會上投票之股東，可委派一位或多位代表出席，並於表決時代為投票；代表人毋須為本公司股東。所有代表委任書須於開會前或其任何延會前最少四十八小時送抵本公司註冊辦事處，地址為香港德輔道中四號二十八樓，方為有效。

二、 大會主席，或最少三名親身或委派代表出席大會之股東，或任何單一或多名親身或委派代表出席並代表有權於大會上投票而佔全體股東之總投票權不少於十分之一之股東，均可要求進行投票表決。投票表決須根據主席指定之方式、時間及地點進行，而投票表決之結果將被視為要求進行投票表決之大會之決議案。進行投票表決之要求將不會妨礙大會任何其他事項之進行，惟要求進行投票表決之事項則除外。

三、 本公司將於二零零四年十一月八日(星期一)至二零零四年十一月十日(星期三)(首尾兩天包括在內)暫停辦理股票過戶登記手續。如欲享有建議之末期股息，須於二零零四年十一月五日(星期五)下午四時前將所有過戶文件連同有關股票送交本公司股票過戶及登記處香港中央證券登記有限公司，地址為香港皇后大道東一百八十三號合和中心十七樓，辦理過戶手續。

四、 就第三項決議案而言，退任董事為鄭漢鈞先生、葉錫安先生及吳士元先生，將於大會上就彼等之重選提呈個別決議案。該等董事之詳情載於本大會通告(「通告」)附錄一內。

五、 有關上述第五A項決議案是向股東徵求批准給予董事全面授權以購回股份。根據香港聯合交易所有限公司證券上市規則(「上市規則」)規定，有關之說明書載於通告附錄二內。

六、 有關上述第五B項之決議案，董事特此闡明本公司目前並無計劃發行任何新股。是項全面授權乃遵照上市規則而向股東徵求批准。

七、 有關上述第五C項決議案是向股東徵求批准擴大董事所獲有關發行股份之全面授權，將根據第五A項決議案所授權力而購回之股份數目加入其內。

八、 現有公司組織章程細則之修訂建議，乃反映分別於二零零四年二月十三日及二零零四年三月三十一日生效之公司條例及上市規則附錄3之修訂。現有公司組織章程細則及載有建議修訂之公司組織章程細則，於即日起至二零零四年十一月二十三日之星期一至星期五(公眾假期除外)本公司註冊辦事處之一般辦公時間(即上午九時正至下午六時正)，可供查閱。本公司之公司組織章程細則之修改建議載於第六項決議案及概述於通告附錄三內。

Our Ref: SO-336-2004/HLPL

29th October, 2004

E-Business & Information Services
Hong Kong Exchanges and Clearing Limited ("HKEx")
13th Floor, One International Finance Centre
1 Harbour View Street, Central
Hong Kong

Dear Sirs,

Re: Hang Lung Properties Limited
Annual Report

We hereby submit to you the enclosed soft copy of the above document for publication on the HKEx website. The document does not require clearance by the Exchange under the Main Board Listing Rules. The document may be published immediately upon receipt.

Should you have any queries, please contact Ms. Esther Li on 28790365.

Yours faithfully,
For and on behalf of
HANG LUNG PROPERTIES LIMITED

Robin Ching
Secretary

Encl.

RsC/el

COPY

RECEIVED

2005 FEB -7 A 10:21

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Our Ref: SO-334-2004/HLPL

29th October, 2004

E-Business & Information Services,
Hong Kong Exchanges and Clearing Limited,
13/F, One International Finance Centre,
1 Harbour View Street,
Hong Kong

By fax (2877-6987) & by mail

Dear Sirs,

Company Name : Hang Lung Properties Limited
Case Number : 20040820-F00101-0032
Transaction Type: General Mandate to Repurchase Shares
Subject : Circular

We hereby submit to you the enclosed soft copy of the above document for publication on the HKEx website. The document was cleared by Ms. Josephine Lam of the Exchange on 7th October, 2004. The document may be published immediately upon receipt.

Should you have any queries, please contact Ms. Esther Li on 28790365.

Yours faithfully,
For and on behalf of
HANG LUNG PROPERTIES LIMITED

Robin Ching
Secretary

Encl.

RsC/el

COPY

FORM I

Monthly Return On Movement of Listed Equity Securities

For the month ended 31st October, 2004

To : ~~The Listing Division of The Stock Exchange of Hong Kong Limited~~
~~CC~~ The Research & Planning Department of The Stock Exchange of Hong Kong Limited

RECEIVED 2005 FEB -7 A 9:0

From : HANG LUNG PROPERTIES LIMITED
(Name of Company)

Esther S.M. Li — Tel No.: 2879-0365
(Name of Responsible Official)

Date : 8th November, 2004

(A) Information on Types of Listed Equity Securities :
(please tick wherever applicable)

1. Ordinary shares : ✓
2. Preference shares :
3. Other classes of shares : ✓ please specify : Convertible Cumulative Preference Shares
4. Warrants : please specify :

(B) Movement in Authorised Share Capital:

	No. of ordinary shares/ Preference shares/ other classes of shares	Par Value (HK$)	Authorised Share Capital (HK$)
Balance at close of preceding month	4,500,000,000 200,000	1.00 7,500.00	4,500,000,000 1,500,000,000
Increase/(Decrease) (EGM approval date):)	N/A	N/A	N/A
Balance at close of the month	4,500,000,000 200,000	1.00 7,500.00	4,500,000,000 1,500,000,000
			6,000,000,000

(C) Movement in Issued Share Capital:

	No. of Ordinary shares	No. of Preference shares	No. of other classes of shares
Balance at close of preceding month:	3,299,977,370	75,050	
Increase/(Decrease) during the month	—	—	
Balance at close of the month :	3,299,977,370	75,050	

(D) Details of Movement :

* please delete and insert 'N/A' wherever inapplicable

TYPE OF SECURITIES	SECURITIES IN ISSUE AT CLOSE OF PRECEDING MONTH	MOVEMENT DURING THE MONTH			SECURITIES IN ISSUE AT CLOSE OF THE MONTH	IN NO. OF NEW SHARES ARISING THEREFROM
SHARE OPTIONS* Type	No. of Options	Granted	Exercised	Cancelled	No. of Options	
1. Share Option Scheme expired on 21/11/2012 Exercise price: HK$ 9.20 2. ______ Exercise price: HK$ ______	29,561,000	N/A	N/A	200,000	29,361,000	Nil
WARRANTS* Date of Expiry	Nominal Value (HK$)	Exercised (HK$)			Nominal Value (HK$)	
1. ______ Subscription price: HK$ ______ 2. ______ Subscription price: HK$ ______	N/A	N/A			N/A	N/A
CONVERTIBLES* Class	Units	Converted (Units)			Units	
Preference Shares Convertible price: HK$ 10.10	75,050	N/A			75,050	Nil
OTHER ISSUES OF SHARES*						
Rights Issue	Price :	Issue and allotment Date :				N/A
Placing	Price :	Issue and allotment Date:				
Bonus Issue		Issue and allotment Date:				
Scrip Dividend		Issue and allotment Date :				
Repurchase of share		Cancellation Date :				
Redemption of share		Redemption Date :				
Consideration issue	Price:	Issue and allotment Date :				
Others (please specify)	Price:	Issue and allotment Date :				
	Total No. of ordinary shares/preference shares/other classes of shares increased/(decreased) during the month:					Nil

Remarks : ______

Authorised Signatory:

Name : Esther Li

Title : Assistant Co. Secretary

Note:

All information contained in this form may be reproduced and provided to other information vendors or users of market data at the sole discretion of the Stock Exchange without prior notification to the company/issuer.

FORM 2

CORPORATE SUBSTANTIAL SHAREHOLDER NOTICE

Notice pursuant to s. 324 of Part XV of the Securities and Futures Ordinance (Cap. 571)

Form for use by a corporation giving notice of :

(i) First acquiring an interest in 5% or more of the shares of a listed corporation (i.e. first becoming a substantial shareholder);

(ii) Changes in the percentage level, or nature, of its interest or its short position in such shares; and

(iii) Ceasing to have an interest of 5% in such shares (complete Boxes 1 to 19 and 27 only).

This Form must be completed in accordance with the directions and instructions in the Notes to Form 2.

1. Name of listed corporation HANG LUNG PROPERTIES LIMITED		
2. Stock code	101	**4. Number of issued shares in class**
3. Class of shares	Ordinary	3,299,977,370

5. Name of substantial shareholder Hang Lung Group Limited	**8. Business registration number** 01050802-000-09	
	9. Place of incorporation Hong Kong	Certificate of Incorporation No. 6206
6. Registered office 28th Floor, 4 Des Voeux Road Central, Hong Kong	**10. Contact person** Mr. CHING Sik Wing, Robin	
	11. Daytime tel. No. 28790111	**12. e-mail address**
7. Principal place of business in Hong Kong N/A	**13. Exchange on which listed** Hong Kong Stock Exchange	
	14. Name of listed parent and exchange on which parent is listed N/A	

15. Date of relevant event

04	11	2004
(day)	(month)	(year)

16. Date when the substantial shareholder became aware of the relevant event/ interest in the shares (if later)

(day)	(month)	(year)

17. Details of relevant event

	Relevant event code describing circumstances (see Table 1)	Code describing capacity in which shares were/are held (see Table 2)		Number of shares bought/sold or involved	Currency of transaction	On Exchange		Off Exchange	
		Before relevant event	After relevant event			Highest price per share	Average price per share	Average consideration per share	Consideration Code (see Table 3)
Long position	104	205	205	11,802,000	HKD				- Select -
Short position	- Select -	- Select -	- Select -						

18. Total shares immediately before the relevant event

	Total number of shares	Percentage figure (%)
Long position	1,869,476,570	56.65
Short position		
Lending pool		

19. Total shares immediately after the relevant event

	Total number of shares	Percentage figure (%)
Long position	1,881,278,570	57.01
Short position		
Lending pool		

20. Capacity in which interests disclosed in Box 19 are held

Code describing capacity (see Table 2)	Number of shares	
	Long position	Short position
205	1,881,278,570	
- Select -		
- Select -		
- Select -		
- Select -		

21. Further information in respect of derivative interests

Code describing derivatives (see Table 4)	Number of shares	
	Long position	Short position
- Select -		
- Select -		
- Select -		
- Select -		
- Select -		

22. Further information in relation to interests of corporations controlled by substantial shareholder

Name of controlled corporation	Address and place of incorporation	Name of controlling shareholder	% control	Direct interest (Y/N)	Number of shares	
					Long position	Short Position
	(see attached Continuation Sheet)					

23. Further information in relation to interests held by substantial shareholder jointly with another person

Name of joint shareholder	Address	Number of shares	
		Long position	Short Position
	N/A		

24. Further information from a trustee, or beneficiary of a trust, or a founder of a Discretionary Trust

Name of Trust	Address	Status Code (see Table 5)	Number of shares	
			Long position	Short position
		- Select -		
	N/A	- Select -		
		- Select -		

25. Further information from a party to an agreement under Section 317 (Please see Notes for further information required)

Names of other parties	Address	Number of shares
	N/A	
Total number of shares in which substantial shareholder is interested under section 317 and 318		

26. Details of person(s) in accordance with whose directions the substantial shareholder or its directors are accustomed to act

Names	Address	Relationship Code (see Table 6)	Percentage (%)
		- Select -	
	N/A	- Select -	
		- Select -	

27. Date of filing this Form 2

05	11	2004
(day)	(month)	(year)

28. Number of continuation sheets 1

29. Number of attachments 0

Form 2.

Continuation Sheet

22. Further information in relation to interests of corporations controlled by substantial shareholder

Name of controlled corporation	Address and place of incorporation	Name of controlling shareholder	% control	Direct interest (Y/N)	Number of shares	
					Long position	Short position
Prosperland Housing Limited	26th Floor, 4 Des Voeux Road Central, Hong Kong. (Hong Kong)	Hang Lung Group Limited	100.00	Y	1,267,523,511	
Prosperland Housing Limited	26th Floor, 4 Des Voeux Road Central, Hong Kong. (Hong Kong)	Hang Lung Group Limited	100.00	N	85,179	
Curicao Company Limited	26th Floor, 4 Des Voeux Road Central, Hong Kong. (Hong Kong)	Prosperland Housing Limited	100.00	Y	85,179	
Purotat Limited	26th Floor, 4 Des Voeux Road Central, Hong Kong. (Hong Kong)	Hang Lung Group Limited	100.00	Y	354,227,500	
Yee Fly Investment Limited	26th Floor, 4 Des Voeux Road Central, Hong Kong. (Hong Kong)	Hang Lung Group Limited	100.00	Y	163,665	
Yee Fly Investment Limited	26th Floor, 4 Des Voeux Road Central, Hong Kong. (Hong Kong)	Hang Lung Group Limited	100.00	N	120,608,945	
Yee Fly Investment Limited	26th Floor, 4 Des Voeux Road Central, Hong Kong. (Hong Kong)	Hang Lung Group Limited	100.00	N	8,520	
Believecity Limited	26th Floor, 4 Des Voeux Road Central, Hong Kong. (Hong Kong)	Yee Fly Investment Limited	100.00	Y	120,608,945	
Kindstock Limited	26th Floor, 4 Des Voeux Road Central, Hong Kong. (Hong Kong)	Yee Fly Investment Limited	100.00	Y	8,520	
Cokage Limited	26th Floor, 4 Des Voeux Road Central, Hong Kong. (Hong Kong)	Hang Lung Group Limited	100.00	Y	53,893,250	
Atlas Limited	Akara Building, 24 De Castro Street, Wickhams Cay I, Road Town, Tortola, British Virgin Islands. (British Virgin Islands)	Hang Lung Group Limited	100.00	N	73,182,000	
Hang Kong Company Limited	26th Floor, 4 Des Voeux Road Central, Hong Kong. (Hong Kong)	Atlas Limited	100.00	Y	73,182,000	
Hang Lung Investments Limited	26th Floor, 4 Des Voeux Road Central, Hong Kong. (Hong Kong)	Hang Lung Group Limited	100.00	Y	11,586,000	

Our Ref: SO-355-2004/HLPL

9th November, 2004

E-Business & Information Services
Hong Kong Exchanges and Clearing Limited ("HKEx")
13th Floor, One International Finance Centre
1 Harbour View Street, Central
Hong Kong

Dear Sirs,

Re: Hang Lung Properties Limited
Proxy Form

We hereby submit to you the enclosed soft copy of the above document for publication on the HKEx website. The document does not require clearance by the Exchange under the Main Board Listing Rules. The document may be published immediately upon receipt.

Should you have any queries, please contact Ms. Esther Li on 28790365.

Yours faithfully,
For and on behalf of
HANG LUNG PROPERTIES LIMITED

Esther Li
Assistant Company Secretary

Encl.

/el

恒隆地產有限公司
HANG LUNG PROPERTIES LIMITED

PROXY FORM

I/We ____
of ____
being the registered holder(s) of ______________________ ordinary shares of $1.00 each of **Hang Lung Properties Limited** ("the Company") hereby appoint ______________________
of ____
or failing him ____
of ____
or failing him the Chairman of the Annual General Meeting ("the Meeting") to act as my/our proxy to attend and on a poll to vote for me/us and on my/our behalf at the Meeting of the Company to be held on Tuesday, 23rd November, 2004 at 10:00 a.m. and of any adjournment thereof as indicated below:-

Resolutions *	**For**	**Against**
1. To receive and consider the Financial Statements and Reports of the Directors and Auditors for the year ended 30th June, 2004		
2. To declare the final ordinary dividend recommended by the Directors		
3. A. To re-elect Mr. Ronald J. Arculli as a Director		
B. To re-elect Mr. P.W. Liu as a Director		
C. To re-elect Mr. Terry S.Y. Ng as a Director		
D. To authorise the Board of Directors to fix Directors' fees		
4. To re-appoint KPMG as Auditors of the Company at a fee to be agreed with the Directors		
To approve the following Ordinary Resolutions:- 5. A. power of the Company to purchase its own shares		
B. general mandate to Directors re. issue of shares		
C. authorisation to Directors re. issue of shares to include own shares purchased by the Company		
To approve the following Special Resolution:- 6. To amend the Articles of Association of the Company		

Date: ______________________ Signature: ______________________

Notes:

1. Full name(s) and address(es) to be inserted in BLOCK CAPITALS.
2. Please insert the number of ordinary shares registered in your name(s); if no number is inserted, this form of proxy will be deemed to relate to all the ordinary shares in the capital of the Company registered in your name(s).
3. If you wish to vote FOR or AGAINST the Resolution, please indicate with a " ✓ " in the appropriate space. In the absence of any such indication, the proxy will vote or abstain at his discretion.
4. A member entitled to attend and vote at the Meeting is entitled to appoint one or more proxies to attend and vote instead of him; a proxy need not be a member.
5. If the appointer is a corporation, this form must be under its common seal or under the hand of any officer or attorney duly authorised in that behalf.
6. In the case of joint holders, if more than one of such joint holders be present personally or by proxy, that one of the said persons so present whose name stands first on the register shall alone be entitled to vote.
7. To be effective, this form together with the power of attorney, or other authority, if any, under which it is signed, or a notarially certified copy of that power of authority, must be deposited at the registered office of the Company at 28th Floor, 4 Des Voeux Road Central, Hong Kong not less than 48 hours before the time appointed for the Meeting or any adjournment thereof.

* *The full text of the Resolutions is set out in the Notice of the Meeting.*

恒隆地產有限公司
HANG LUNG PROPERTIES LIMITED

代表委任書

本人/吾等 ____________________

寓 ____________________

持有恒隆地產有限公司(「本公司」)每股面值一元之普通股股份共 ________ 股，茲委任 ____________

寓 ____________________

如其未克出席則委任 ____________________

寓 ____________________

如其未克出席則委任股東周年大會(「大會」)主席為本人/吾等代表，出席於二零零四年十一月二十三日(星期二)上午十時正召開之大會及其任何延會，並於大會中就以下各決議案代為投票：

決議案*	贊成	反對
1. 省覽截至二零零四年六月三十日止年度之財務報表及董事局與核數師報告		
2. 宣布派發董事建議之普通股末期股息		
3. A. 選舉夏佳理先生連任為董事		
B. 選舉廖柏偉先生連任為董事		
C. 選舉吳士元先生連任為董事		
D. 授權董事局釐定董事袍金		
4. 重聘畢馬威會計師事務所為本公司核數師，酬金將由董事釐定		
批准以下普通決議案： 5. A. 授權本公司購回本身股份		
B. 授權董事有關發行股份		
C. 授權董事有關發行之股份可包括本公司購回本身之股份在內		
批准以下特別決議案： 6. 更改本公司之組織章程細則		

日期：____________________　　　　簽署：____________________

附註:

1. 請用正楷填寫姓名及地址。
2. 請填上 台端持有之普通股股份數目，凡未填上股數，則此代表委任書將被視為代表 台端在本公司名下所有普通股股份。
3. 閣下如欲贊成或反對上述決議案，請在適當欄內填上【✓】號。如未有明確表示，則其委託之代表於投票時，將有權自行作出決定。
4. 凡有權出席大會及於會上投票之股東可委派一位或多位代表出席，並於表決時代為投票，代表人毋須為本公司股東。
5. 如委任者為公司，此代表委任書必須蓋上公司印鑑或由其公司任何負責人或正式授權人代表公司簽署。
6. 如屬聯名股東，而親身出席或委任代表出席人數超過一人，則在股東名冊上排名首位之聯名股東將獨自享有投票權。
7. 本代表委任書連同授權書或其他已簽署之有效授權文件(如有)或該授權書之公證副本，必須於大會或其任何延會召開前四十八小時送抵本公司註冊辦事處，香港德輔道中四號二十八樓，方為有效。

** 決議案之全文載於大會通告中。*

CR
公司註冊處
Companies Registry

周年申報表
Annual Return

(公司條例第107(1)條)
(Companies Ordinance s. 107(1))

表格 Form **AR1**

2005 FEB -7 A 10:05

重要事項 **Important Notes**

- 填表前請參閱《填表須知》。
  請用黑色墨水列印。
- Please read the accompanying notes before completing this form.
  Please print in black ink.

公司編號 **Company Number**

2970

1 公司名稱 Company Name

恒隆地產有限公司
HANG LUNG PROPERTIES LIMITED

(註 Note 8) **2 商業名稱 Business Name**

Nil

3 公司類別 Type of Company

請在有關空格內加 ✓ 號 Please tick the relevant box

☐ 有股本的私人公司
Private Company having a share capital

☑ 其他
Others

4 本申報表日期 Date of this Return

本申報表列載公司截至右列日期爲止的資料
The information in this Return is made up to

日 DD	月 MM	年 YYYY
23	11	2004

(如屬有股本的私人公司，本申報表應列載至公司成立爲法團的周年日期的資料。如屬其他公司，所列載的資料則應截至公司周年大會日期或以代替周年大會的書面決議的日期爲止。
For a private company having a share capital, the information in this Return should be made up to the anniversary of the date of incorporation. For other companies, the information should be made up to the date of the annual general meeting (AGM) or the date of written resolution passed in lieu of AGM.)

(註 Note 9) **5 註冊辦事處地址 Address of Registered Office**

28th Floor, 4 Des Voeux Road Central, Hong Kong

(註 Note 10) **6 電郵地址 E-mail Address**

(註 Note 3) 提交人的資料 **Presentor's Reference**

姓名 Name: Hang Lung Properties Limited

地址 Address: 28th Floor, 4 Des Voeux Road Central,
Hong Kong

電話 Tel: 28790111 傳真 Fax: 28686031

電郵地址 E-mail Address:

檔號 Reference: Doc. No.: HLP0092 / Deadline:
04/01/2005

請勿填寫本欄 **For Official Use**

Your Receipt
Companies Registry
H.K.

21/12/2004	CC597525
CR No. :	-002970-
Sh. Form :	AR1L
27	$140.00
TOTAL(CHQ)	$140.00

指明編號 2/2004 (修訂) (2004年2月)
Specification No. 2/2004 (Revision) (Feb. 2004)

表格 Form **AR1**

公司編號 **Company Number**

2970

7 按揭及押記 Mortgages and Charges

截至本申報表日期，所有須根據《公司條例》第 80 及第 82 條規定向公司註冊處處長登記的按揭及押記的未償還總額

Total Amount outstanding as of the Date of this Return on all mortgages and charges which are required to be registered with the Registrar of Companies pursuant to sections 80 and 82 of the Companies Ordinance

(Nil)

(註 Note 11) 8 無股本公司的成員數目 Number of Member(s) of a Company Not Having a Share Capital

(有股本的公司毋須填報此項　Company having a share capital need not complete this section)

截至本申報表日期的成員數目
Number of member(s) as at the Date of this Return

(註 Note 12) 9 股本 Share Capital

(無股本的公司毋須填報第 9 及第 10 項　Company not having a share capital need not complete sections 9 & 10)

	截至本申報表日期 As at the Date of this Return				
	法定股本 Authorized Share Capital	已發行股本 Issued Share Capital			
股份類別 Class of Shares	*總*面值 ***Total*** Nominal Value †	已發行股份數目 Number of Shares Issued (a)	每股已發行股份的面值 Nominal Value of Each Share Issued † (b)	已發行股份的*總*面值 ***Total*** Nominal Value of Shares Issued † (a) x (b)	已發行股份的已繳股款*總*值 (不包括溢價) ***Total*** Paid up Value of Shares Issued † (excluding premium)
Ordinary	HKD4,500,000,000.00	3,299,977,370	HKD1.00	HKD3,299,977,370.00	HKD3,299,977,370.00
CPS	HKD1,500,000,000.00	75,050	HKD7,500.00	HKD562,875,000.00	HKD562,875,000.00
總值 Total	HKD6,000,000,000.00			HKD3,862,852,370.00	HKD3,862,852,370.00

† 請註明貨幣單位(例如：港元、美元)
Please specify the currency (e.g. HKD, USD)

指明編號 2/2004 (修訂) (2004 年 2 月)
Specification No. 2/2004 (Revision) (Feb. 2004)

表格 Form **AR1**

公司編號 Company Number: 2970

(註 Note 13) **10 有股本公司的成員詳情 Details of Member(s) of a Company Having a Share Capital**

(如未能盡錄於下列表格內，請用續頁 A 填報 Use Continuation Sheet A if there is insufficient space)

截至本申報表日期的成員詳情 Details of Member(s) as at the Date of this Return

股份類別 Class of Shares: Ordinary

如公司的股份自上一份周年申報表日期以來(如屬首份周年申報表，則自公司成立爲法團以來)有任何轉讓，有關詳情亦請一併填報；股份受讓人的姓名／名稱請在「備註」一欄註明。

If there have been any transfers of the company's shares since the date of the last Annual Return (or since incorporation if this is the first Annual Return), please also provide details of the transfers; the name of the transferee should be stated in the 'Remarks' column.

姓名／名稱 Name	地址 Address	股份 Shares			備註 Remarks
		現時持有量 Current Holding	轉讓 Transferred		
			數目 Number	日期 Date	
Please see attached CD.					
	總數 Total				

指明編號 2/2004 (修訂) (2004 年 2 月)
Specification No. 2/2004 (Revision) (Feb. 2004)

表格 Form **AR1**

公司編號 Company Number: 2970

11 秘書 Secretary

A. 個人秘書 Individual Secretary

(如超過一名個人秘書，請用續頁 B 填報 Use Continuation Sheet B if more than 1 individual secretary)

中文姓名 Name in Chinese	程式榮
英文姓名 Name in English — 姓氏 Surname	CHING
英文姓名 Name in English — 名字 Other Names	Robin Sik Wing
前用姓名 Previous Names	N/A
別名 Alias	N/A
(註 Note 14) 香港住址 Hong Kong Residential Address	C1, 34th Floor, Beverly Hill, 6 Broadwood Road, Happy Valley, Hong Kong
(註 Note 15) 電郵地址 E-mail Address	(Nil)

(註 Note 16) 身份證明 Identification

a 香港身份證號碼 Hong Kong Identity Card Number	A875236(5)

b 海外護照 Overseas Passport	簽發國家 Issuing Country	號碼 Number
	(Nil)	(Nil)

B. 法人團體秘書 Corporate Secretary

(如超過一名法人團體秘書，請用續頁 B 填報 Use Continuation Sheet B if more than 1 corporate secretary)

(註 Note 17) 中文名稱 Name in Chinese	
(註 Note 17) 英文名稱 Name in English	
(註 Note 18) 香港地址 Hong Kong Address	
(註 Note 15) 電郵地址 E-mail Address	

公司編號 Company Number
(只適用於在香港註冊的法人團體)
(Only applicable to body corporate registered in Hong Kong)

表格 Form **AR1**

公司編號 **Company Number**: 2970

12 董事 Director

A. 個人董事 Individual Director

(如超過兩名個人董事，請用續頁 C 填報 Use Continuation Sheet C if more than 2 individual directors)

(註 Note 19) 1 身份 **Capacity**

- [x] 董事 Director
- [ ] 候補董事 Alternate Director

代替 Alternate to: N/A

中文姓名 **Name in Chinese**	夏佳理

英文姓名 **Name in English**	姓氏 Surname	名字 Other Names
	ARCULLI	Ronald Joseph

前用姓名 **Previous Names**	N/A
別名 **Alias**	N/A

(註 Note 20) 住址 **Residential Address**

住址	國家 Country
26G Shouson Hill Road, Hong Kong	N/A

(註 Note 21) 電郵地址 **E-mail Address**: (Nil)

(註 Note 22) 身份證明 **Identification**

a 香港身份證號碼 Hong Kong Identity Card Number: XA168716(3)

b 海外護照 Overseas Passport

簽發國家 Issuing Country	號碼 Number
(Nil)	(Nil)

指明編號 2/2004 (修訂) (2004 年 2 月)
Specification No. 2/2004 (Revision) (Feb. 2004)

表格 Form **AR1**

公司編號 Company Number

2970

12 董事 Director (續上頁 cont'd)

(註 Note 19) 2 身份 Capacity

☑ 董事 Director

☐ 候補董事 Alternate Director

代替 Alternate to: N/A

中文姓名 Name in Chinese	陳啓宗

	姓氏 Surname	名字 Other Names
英文姓名 Name in English	CHAN	Ronnie Chichung

前用姓名 Previous Names	N/A
別名 Alias	N/A

(註 Note 20) 住址 Residential Address

住址 Residential Address	國家 Country
5A No. 14 Mt. Kellett, Hong Kong	N/A

(註 Note 21) 電郵地址 E-mail Address: (Nil)

(註 Note 22) 身份證明 Identification

a 香港身份證號碼 Hong Kong Identity Card Number: E290283(8)

b 海外護照 Overseas Passport

簽發國家 Issuing Country	號碼 Number
(Nil)	(Nil)

指明編號 2/2004 (修訂) (2004 年 2 月)
Specification No. 2/2004 (Revision) (Feb. 2004)

表格 Form **AR1**

公司編號 Company Number

2970

12 董事 Director (續上頁 cont'd)

B. 法人團體董事 Corporate Director

(如超過兩名法人團體董事，請用續頁 D 填報 Use Continuation Sheet D if more than 2 corporate directors)

(註 Note 19) **1** 身份 **Capacity** ☐ 董事 Director ☐ 候補董事 Alternate Director | 代替 Alternate to

中文名稱 **Name in Chinese**

英文名稱 **Name in English**

(註 Note 23) 地址 **Address** | 國家 Country

(註 Note 21) 電郵地址 **E-mail Address**

公司編號 **Company Number**
(只適用於在香港註冊的法人團體)
(Only applicable to body corporate registered in Hong Kong)

(註 Note 19) **2** 身份 **Capacity** ☐ 董事 Director ☐ 候補董事 Alternate Director | 代替 Alternate to

中文名稱 **Name in Chinese**

英文名稱 **Name in English**

(註 Note 23) 地址 **Address** | 國家 Country

(註 Note 21) 電郵地址 **E-mail Address**

公司編號 **Company Number**
(只適用於在香港註冊的法人團體)
(Only applicable to body corporate registered in Hong Kong)

表格 Form **AR1**

公司編號 **Company Number**

2970

12 董事 Director (續上頁 cont'd)

C. 備任董事 Reserve Director

(只適用於只有一名成員而該成員同時亦是唯一董事的私人公司 Only applicable to a private company with only one member who is also the sole director of the company)

中文姓名
Name in Chinese

英文姓名
Name in English

姓氏 Surname	名字 Other Names

前用姓名
Previous Names

別名
Alias

(註 Note 20) 住址
Residential Address

國家 Country

(註 Note 21) 電郵地址
E-mail Address

(註 Note 22) 身份證明 **Identification**

a 香港身份證號碼
Hong Kong Identity Card Number

b 海外護照
Overseas Passport

簽發國家 Issuing Country	號碼 Number

表格 Form **AR1**

公司編號 **Company Number**

2970

13 登記冊 Registers

公司備存下列登記冊的地址(如並非備存於第 **5** 項的註冊辦事處內)
Address where the following registers of the company are kept (if not kept at the Registered Office in Section 5)

登記冊 Register	地址 Address
a 成員登記冊 Register of Members	46/F., Hopewell Centre, 183 Queen's Road East, Hong Kong
b 債權證持有人登記冊 *(如有的話)* Register of Debenture Holders *(if any)*	N/A

(註 Note 24)

14 隨表提交的帳目所涵蓋的會計結算始末日期 **Period Covered by Accounts Submitted with this Form**

(私人公司毋須填報此項　A private company need not complete this section)

日 DD	月 MM	年 YYYY	至 To	日 DD	月 MM	年 YYYY
01	07	2003		30	06	2004

15 證明書 Certificate

(此項證明只適用於私人公司。如不適用，請刪去此項。)
(This Certificate should only be completed in respect of a private company.　If not applicable, please delete.)

~~本人證明公司自上一份周年申報表日期以來(如屬首份周年申報表，則自成立爲法團以來)，並無發出任何文件，邀請公眾人士認購公司任何股份或債權證；同時如成員數目於本申報表日期超過五十，則所超出的成員，全是根據《公司條例》第 **29(1)(b)**條不須計算入該五十名額內的人士。~~
~~I certify that the company has not, since the date of the last Annual Return (or since incorporation if this is the first Annual Return), issued any invitation to the public to subscribe for any shares or debentures in the company and that if the number of members is in excess of 50 as at the Date of this Return, the excess are persons who under section 29(1)(b) of the Companies Ordinance are not to be included in the calculation of 50.~~

本申報表包括 ______ 張續頁 **A**、 ______ 張續頁 **B**、 ______ 張續頁 **C** 及 ______ 張續頁 **D**。
This Return includes 1 **Continuation Sheet(s) A,** (Nil) **Continuation Sheet(s) B,** 7 **Continuation Sheet(s) C and** (Nil) **Continuation Sheet(s) D.**

簽署 Signed : [signature]

姓名 Name : Robin Sik Wing CHING　　日期 Date : 07/12/2004
~~董事 Director~~ / 秘書 Secretary *　　日 DD / 月 MM / 年 YYYY

**請刪去不適用者　Delete whichever does not apply*

指明編號 2/2004 (修訂) (2004 年 2 月)
Specification No. 2/2004 (Revision) (Feb. 2004)

表格 Form **AR1** (續頁 A Continuation Sheet A)

本申報表日期 **Date of Return**

日 DD	月 MM	年 YYYY
23	11	2004

公司編號 **Company Number**

2970

(註 Note 13) 有股本公司的成員詳情 (第 10 項)

Details of Member(s) of a Company Having a Share Capital (Section 10)

截至本申報表日期的成員詳情 Details of Member(s) as at the Date of this Return

股份類別 Class of Shares: Convertible Cumulative Preference

如公司的股份自上一份周年申報表日期以來(如屬首份周年申報表，則自公司成立爲法團以來)有任何轉讓，有關詳情亦請一併填報；股份受讓人的姓名／名稱請在「備註」一欄註明。

If there have been any transfers of the company's shares since the date of the last Annual Return (or since incorporation if this is the first Annual Return), please also provide details of the transfers; the name of the transferee should be stated in the 'Remarks' column.

姓名／名稱 Name	地址 Address	股份 Shares: 現時持有量 Current Holding	股份 Shares: 轉讓 Transferred 數目 Number	股份 Shares: 轉讓 Transferred 日期 Date	備註 Remarks
The Bank of New York Depository (Nominees) Limited	30 Cannon Street London EC4M 6XH United Kingdom	75010			
HSBC Nominees (Hong Kong) Limited	1 Queen's Road Central Hong Kong	40			
	總數 Total	75050			

指明編號 2/2004 (修訂) (2004 年 2 月)
Specification No. 2/2004 (Revision) (Feb. 2004)

表格 Form **AR1**

(續頁 C Continuation Sheet C)

本申報表日期 Date of Return

日 DD	月 MM	年 YYYY
23	11	2004

公司編號 Company Number: 2970

個人董事詳情 (第 12A 項) Details of Individual Director (Section 12A)

(註 Note 19) 身份 Capacity: ☑ 董事 Director ☐ 候補董事 Alternate Director

代替 Alternate to: N/A

中文姓名 Name in Chinese: 陳樂怡

英文姓名 Name in English:

姓氏 Surname	名字 Other Names
CHEN	Laura Lok Yee

前用姓名 Previous Names: N/A

別名 Alias: N/A

(註 Note 20) 住址 Residential Address: 5C, Sea Cliff Mansions, 19C Repulse Bay Road, Hong Kong

國家 Country: N/A

(註 Note 21) 電郵地址 E-mail Address: (Nil)

(註 Note 22) 身份證明 Identification

a 香港身份證號碼 Hong Kong Identity Card Number: E238921(9)

b 海外護照 Overseas Passport

簽發國家 Issuing Country	號碼 Number
(Nil)	(Nil)

表格 Form **AR1**

(續頁 C Continuation Sheet C)

本申報表日期 **Date of Return**

日 DD	月 MM	年 YYYY
23	11	2004

公司編號 **Company Number**: 2970

個人董事詳情 (第 12A 項) Details of Individual Director (Section 12A)

(註 Note 19) 身份 **Capacity**

☑ 董事 Director ☐ 候補董事 Alternate Director

代替 Alternate to: N/A

中文姓名 **Name in Chinese**: 鄭漢鈞

英文姓名 **Name in English**

姓氏 Surname	名字 Other Names
CHENG	Hon Kwan

前用姓名 **Previous Names**: N/A

別名 **Alias**: N/A

(註 Note 20) 住址 **Residential Address**: 20 Broom Road, 2nd Floor, Hong Kong

國家 Country: N/A

(註 Note 21) 電郵地址 **E-mail Address**: (Nil)

(註 Note 22) 身份證明 **Identification**

a 香港身份證號碼 Hong Kong Identity Card Number: A181391(1)

b 海外護照 Overseas Passport

簽發國家 Issuing Country	號碼 Number
(Nil)	(Nil)

表格 Form **AR1**

(續頁 C Continuation Sheet C)

本申報表日期 **Date of Return**

23	11	2004
日 DD	月 MM	年 YYYY

公司編號 **Company Number**

2970

個人董事詳情 (第 12A 項) Details of Individual Director (Section 12A)

(註 Note 19) 身份 **Capacity**

☑ 董事 Director ☐ 候補董事 Alternate Director

代替 Alternate to: N/A

中文姓名 **Name in Chinese**: 何世良

英文姓名 **Name in English**

姓氏 Surname	名字 Other Names
HO	Wilfred Sai Leung

前用姓名 **Previous Names**: N/A

別名 **Alias**: N/A

(註 Note 20) 住址 **Residential Address**

Flat A1, 27/F., Block A, Beverly Hill, 6 Broadwood Road, Hong Kong

國家 Country: N/A

(註 Note 21) 電郵地址 **E-mail Address**: (Nil)

(註 Note 22) 身份證明 **Identification**

a 香港身份證號碼 Hong Kong Identity Card Number: A009887(9)

b 海外護照 Overseas Passport

簽發國家 Issuing Country	號碼 Number
(Nil)	(Nil)

指明編號 2/2004 (修訂) (2004 年 2 月)
Specification No. 2/2004 (Revision) (Feb. 2004)

表格 Form **AR1**

(續頁 C Continuation Sheet C)

本申報表日期 Date of Return			公司編號 Company Number
23	11	2004	2970
日 DD	月 MM	年 YYYY	

個人董事詳情 (第 12A 項) Details of Individual Director (Section 12A)

(註 Note 19) 身份 **Capacity**: ☑ 董事 Director ☐ 候補董事 Alternate Director — 代替 Alternate to: N/A

中文姓名 **Name in Chinese**: 廖柏偉

英文姓名 **Name in English**:

姓氏 Surname	名字 Other Names
LIU	Pak Wai

前用姓名 **Previous Names**: N/A

別名 **Alias**: N/A

(註 Note 20) 住址 **Residential Address**: 12D, Tower 10, Laguna Verde, Hung Hom, Kowloon, Hong Kong — 國家 Country: N/A

(註 Note 21) 電郵地址 **E-mail Address**: (Nil)

(註 Note 22) 身份證明 **Identification**

a 香港身份證號碼 Hong Kong Identity Card Number: E198510(1)

b 海外護照 Overseas Passport

簽發國家 Issuing Country	號碼 Number
(Nil)	(Nil)

表格 Form **AR1**

(續頁 C Continuation Sheet C)

本申報表日期 **Date of Return**

23	11	2004
日 DD	月 MM	年 YYYY

公司編號 **Company Number**

2970

個人董事詳情 (第 12A 項) Details of Individual Director (Section 12A)

(註 Note 19)

身份 **Capacity**

☑ 董事 Director

☐ 候補董事 Alternate Director

代替 Alternate to: N/A

中文姓名 **Name in Chinese**: 吳士元

英文姓名 **Name in English**

姓氏 Surname	名字 Other Names
NG	Terry Sze Yuen

前用姓名 **Previous Names**: (Nil)

別名 **Alias**: (Nil)

(註 Note 20)

住址 **Residential Address**

Duplex Flat B, 17th &18th Floors, Block II, Wing On Towers, Nos. 7 & 9 Boyce Road, Hong Kong

國家 Country: N/A

(註 Note 21)

電郵地址 **E-mail Address**: (Nil)

(註 Note 22)

身份證明 **Identification**

a 香港身份證號碼 Hong Kong Identity Card Number: D635218(A)

b 海外護照 Overseas Passport

簽發國家 Issuing Country	號碼 Number
(Nil)	(Nil)

表格 Form **AR1**

(續頁 C Continuation Sheet C)

本申報表日期 **Date of Return**

日 DD	月 MM	年 YYYY
23	11	2004

公司編號 **Company Number**: 2970

個人董事詳情 (第 12A 項) Details of Individual Director (Section 12A)

(註 Note 19) 身份 **Capacity**

- [✓] 董事 Director
- [ ] 候補董事 Alternate Director
- 代替 Alternate to: N/A

中文姓名 **Name in Chinese**: 殷尚賢

英文姓名 **Name in English**

姓氏 Surname	名字 Other Names
YIN	Shang Shing

前用姓名 **Previous Names**: N/A

別名 **Alias**: N/A

(註 Note 20) 住址 **Residential Address**: 0235, Tower 5, Parkview, 88 Tai Tam Reservoir Road, Hong Kong

國家 Country: N/A

(註 Note 21) 電郵地址 **E-mail Address**: (Nil)

(註 Note 22) 身份證明 **Identification**

a 香港身份證號碼 Hong Kong Identity Card Number: A079714(9)

b 海外護照 Overseas Passport

簽發國家 Issuing Country	號碼 Number
(Nil)	(Nil)

指明編號 2/2004 (修訂) (2004 年 2 月)
Specification No. 2/2004 (Revision) (Feb. 2004)

表格 Form **AR1**

(續頁 C Continuation Sheet C)

本申報表日期 **Date of Return**

日 DD	月 MM	年 YYYY
23	11	2004

公司編號 **Company Number**

2970

個人董事詳情 (第 12A 項) Details of Individual Director (Section 12A)

(註 Note 19) 身份 **Capacity**

☑ 董事 Director

☐ 候補董事 Alternate Director

代替 Alternate to: N/A

中文姓名 **Name in Chinese**: 袁偉良

英文姓名 **Name in English**

姓氏 Surname	名字 Other Names
YUEN	Nelson Wai Leung

前用姓名 **Previous Names**: N/A

別名 **Alias**: N/A

(註 Note 20) 住址 **Residential Address**: House G, Jade Crest, 35G Shouson Hill Road, Hong Kong

國家 Country: N/A

(註 Note 21) 電郵地址 **E-mail Address**: (Nil)

(註 Note 22) 身份證明 **Identification**

a 香港身份證號碼 Hong Kong Identity Card Number: E376028(A)

b 海外護照 Overseas Passport

簽發國家 Issuing Country	號碼 Number
(Nil)	(Nil)

指明編號 2/2004 (修訂) (2004 年 2 月)
Specification No. 2/2004 (Revision) (Feb. 2004)

CR
公司註冊處
Companies Registry

附屬公司資料陳述書
Statement of Particulars of Subsidiaries

(公司條例第 128(5)(b) 及 (5A)(b)條)
(Companies Ordinance s. 128(5)(b) & (5A)(b))

表格 Form **AC1**

2005 FEB -7 A 10:55

重要事項 Important Notes

- 填表前請參閱《填表須知》。
  請用黑色墨水列印。
- Please read the accompanying notes before completing this form.
  Please print in black ink.

公司編號 Company Number

2970

1 公司名稱 **Company Name**

HANG LUNG PROPERTIES LIMITED
恒隆地產有限公司

2 本陳述書的附表一載列本公司於下述財政年度終結日期的所有附屬公司的詳情
The particulars of all the Subsidiaries of the Company as at the closing date of the financial year as stated below are contained in Schedule 1 of this Statement

財政年度的終結日期
Closing Date of the Financial Year

日 DD	月 MM	年 YYYY
30	06	2004

本陳述書包括 ________ 頁附表。

This Statement includes 15 **page(s) of Schedule.**

簽署 Signed :

姓名 Name : Robin Sik Wing CHING

~~董事 Director~~／秘書 Secretary *

日期 Date : 07/12/2004 (日 DD / 月 MM / 年 YYYY)

***請刪去不適用者** *Delete whichever does not apply*

(註 Note 4) 提交人的資料 **Presentor's Reference**

姓名 Name: Hang Lung Properties Limited

地址 Address: 28th Floor, 4 Des Voeux Road Central, Hong Kong

電話 Tel: 2879 0111 傳真 Fax: 2868 6031

電郵地址 E-mail Address:

檔號 Reference:

請勿填寫本欄 **For Official Use**

收件日期 RECEIVED
21 -12- 2004
公司註冊處(行政組)
COMPANIES REGISTRY
(Administration Section)

指明編號 1/2004 (2004 年 2 月)
Specification No. 1/2004 (Feb. 2004)

表格 Form **AC1**

(附表一 Schedule 1)

公司編號 **Company Number**

2970

附屬公司的詳情 Particulars of Subsidiaries

公司名稱 Company Name	成立爲法團所在的國家 Country of Incorporation	本公司所持股份的類別及佔已發行股份的面值比例 Class and proportion of the nominal value of the issued shares held by the Company		
		股份類別 Class of Share	由公司(或其代名人)所持股份的百分率 Percentage of Shares Held by the Company (or its nominee) (註 Note)	由公司的附屬公司(或其代名人)所持股份的百分率 Percentage of Shares Held by the Company's Subsidiary (or its nominee) (註 Note)
Allglobe Investments Ltd.	B.V.I.	Ordinary	N/A	100%
Amoy International Treasury Limited	B.V.I.	Ordinary	100%	N/A
Antonis Limited	Hong Kong	Ordinary	100%	N/A
AP City Limited	Hong Kong	Ordinary	N/A	100%
AP Joy Limited	Hong Kong	Ordinary	N/A	100%
AP Properties Limited	Hong Kong	Ordinary	N/A	85%
AP Star Limited	Hong Kong	Ordinary	N/A	100%
AP Success Limited	Hong Kong	Ordinary	N/A	100%
AP Universal Limited	Hong Kong	Ordinary	N/A	100%
AP Win Limited	Hong Kong	Ordinary	N/A	100%
AP World Limited	Hong Kong	Ordinary	100%	N/A
APW Finance Limited	Hong Kong	Ordinary	100%	N/A

註 Note

此百分率可以最接近的整數百分率說明，但如該百分率乃介乎 49%與 50%之間或介乎 50%與 51%之間，則須盡量說明多位小數以表明一股股份佔該類別已發行股份的面值比例的百分率(計算至一位有效數字)。

The percentage may be stated to the nearest whole number per cent except where it is between 49% and 50% or between 50% and 51%, in either of which cases, it shall be stated to as many decimal places as would be required to indicate the percentage, to one significant figure, of the proportion of the nominal value of the issued shares of that class represented by one share.

表格 Form **AC1**

(附表一 Schedule 1)

公司編號 **Company Number**

2970

附屬公司的詳情 Particulars of Subsidiaries

公司名稱 Company Name	成立爲法團所在的國家 Country of Incorporation	本公司所持股份的類別及佔已發行股份的面值比例 Class and proportion of the nominal value of the issued shares held by the Company		
		股份類別 Class of Share	由公司(或其代名人)所持股份的百分率 Percentage of Shares Held by the Company (or its nominee) (註 Note)	由公司的附屬公司(或其代名人)所持股份的百分率 Percentage of Shares Held by the Company's Subsidiary (or its nominee) (註 Note)
AquaMarine Management Limited	Hong Kong	Ordinary	100%	N/A
Aytat Enterprises Limited	Hong Kong	Ordinary	N/A	100%
Bawood Investments Limited	B.V.I.	Ordinary	N/A	100%
Boland Housing Limited	Hong Kong	Ordinary	N/A	100%
Bonna Estates Company Limited	Hong Kong	Ordinary	100%	N/A
Brilliant Field Enterprises Limited	B.V.I.	Ordinary	N/A	100%
Cactus Company Limited	B.V.I.	Ordinary	N/A	100%
Caddo Enterprises, Limited	Hong Kong	Ordinary	N/A	100%
Carmana Limited	Hong Kong	Ordinary	N/A	100%
Carmel-on-the-Hill Management Limited	Hong Kong	Ordinary	100%	N/A

註 Note

此百分率可以最接近的整數百分率說明，但如該百分率乃介乎 49%與 50%之間或介乎 50%與 51%之間，則須盡量說明多位小數以表明一股股份佔該類別已發行股份的面值比例的百分率(計算至一位有效數字)。

The percentage may be stated to the nearest whole number per cent except where it is between 49% and 50% or between 50% and 51%, in either of which cases, it shall be stated to as many decimal places as would be required to indicate the percentage, to one significant figure, of the proportion of the nominal value of the issued shares of that class represented by one share.

表格 Form **AC1**

(附表一 Schedule 1)

公司編號 **Company Number**

2970

附屬公司的詳情 Particulars of Subsidiaries

公司名稱 Company Name	成立爲法團所在的國家 Country of Incorporation	本公司所持股份的類別及佔已發行股份的面值比例 Class and proportion of the nominal value of the issued shares held by the Company		
		股份類別 Class of Share	由公司(或其代名人)所持股份的百分率 Percentage of Shares Held by the Company (or its nominee) (註 Note)	由公司的附屬公司(或其代名人)所持股份的百分率 Percentage of Shares Held by the Company's Subsidiary (or its nominee) (註 Note)
Channel Developments Inc.	B.V.I.	Ordinary	N/A	100%
Cheshire Limited	B.V.I.	Ordinary	N/A	100%
Chi Pan Company, Limited	Hong Kong	Ordinary	100%	N/A
Cititop Limited	Hong Kong	Ordinary	N/A	100%
Cleeton Investments Limited	B.V.I.	Ordinary	N/A	100%
Country Bond Development Limited	Hong Kong	"A" "B"	N/A N/A	80% 100%
Crisp Holdings Limited	B.V.I.	Ordinary	N/A	100%
Delta Bridge Limited	Hong Kong	Ordinary	100%	N/A
Dokay Limited	Hong Kong	Ordinary	N/A	100%
Double Merit Investments Limited	B.V.I.	Ordinary	100%	N/A

註 Note

此百分率可以最接近的整數百分率說明，但如該百分率乃介乎 49%與 50%之間或介乎 50%與 51%之間，則須盡量說明多位小數以表明一股股份佔該類別已發行股份的面值比例的百分率(計算至一位有效數字)。

The percentage may be stated to the nearest whole number per cent except where it is between 49% and 50% or between 50% and 51%, in either of which cases, it shall be stated to as many decimal places as would be required to indicate the percentage, to one significant figure, of the proportion of the nominal value of the issued shares of that class represented by one share.

表格 Form **AC1**

(附表一 Schedule 1)

公司編號 **Company Number**

2970

附屬公司的詳情 Particulars of Subsidiaries

公司名稱 Company Name	成立爲法團所在的國家 Country of Incorporation	本公司所持股份的類別及佔已發行股份的面值比例 Class and proportion of the nominal value of the issued shares held by the Company		
		股份類別 Class of Share	由公司(或其代名人)所持股份的百分率 Percentage of Shares Held by the Company (or its nominee) (註 Note)	由公司的附屬公司(或其代名人)所持股份的百分率 Percentage of Shares Held by the Company's Subsidiary (or its nominee) (註 Note)
Easegood Enterprises Limited	Hong Kong	Ordinary	N/A	100%
Emver Limited	B.V.I.	Ordinary	N/A	100%
Energetic Limited	B.V.I.	Ordinary	N/A	100%
Enormous Joy Limited	B.V.I.	Ordinary	N/A	100%
Everglow Company Limited	B.V.I.	Ordinary	N/A	100%
Fairwick Limited	Hong Kong	Ordinary	N/A	100%
Famex Limited	B.V.I.	Ordinary	N/A	100%
Filders Limited	B.V.I.	Ordinary	N/A	100%
Floret Investments Limited	B.V.I.	Ordinary	N/A	100%
Forwill Enterprises Ltd.	B.V.I.	Ordinary	N/A	100%
Fu Yik Company Limited	Hong Kong	Ordinary	N/A	100%
Gala Ruby Limited	Hong Kong	Ordinary	100%	N/A

註 Note

此百分率可以最接近的整數百分率說明，但如該百分率乃介乎 49%與 50%之間或介乎 50%與 51%之間，則須盡量說明多位小數以表明一股股份佔該類別已發行股份的面值比例的百分率(計算至一位有效數字)。

The percentage may be stated to the nearest whole number per cent except where it is between 49% and 50% or between 50% and 51%, in either of which cases, it shall be stated to as many decimal places as would be required to indicate the percentage, to one significant figure, of the proportion of the nominal value of the issued shares of that class represented by one share.

表格 Form **AC1**

(附表一 Schedule 1)

公司編號 **Company Number**

2970

附屬公司的詳情 Particulars of Subsidiaries

公司名稱 Company Name	成立爲法團所在的國家 Country of Incorporation	本公司所持股份的類別及佔已發行股份的面值比例 Class and proportion of the nominal value of the issued shares held by the Company		
		股份類別 Class of Share	由公司(或其代名人)所持股份的百分率 Percentage of Shares Held by the Company (or its nominee) (註 Note)	由公司的附屬公司(或其代名人)所持股份的百分率 Percentage of Shares Held by the Company's Subsidiary (or its nominee) (註 Note)
Geraldton Investment Limited	B.V.I.	Ordinary	N/A	100%
Gotaview Limited	Hong Kong	Ordinary	100%	N/A
Gowily Limited	Hong Kong	Ordinary	N/A	100%
Grand Centre Limited	Hong Kong	Ordinary Non-voting	N/A N/A	100% 100%
Grand Group Limited	Hong Kong	Ordinary	N/A	100%
Grand Hotel Group Limited	Hong Kong	Ordinary Non-voting	N/A N/A	100% 100%
Grand Hotel Holdings Limited	Hong Kong	"A" "B"	100% 100%	N/A N/A
Grand Hotel Treasury Limited	Hong Kong	Ordinary	N/A	100%
Grand Suite Tower Limited	Hong Kong	Ordinary	N/A	100%
Halycon Limited	B.V.I.	Ordinary	N/A	100%
Hang Chui Company Limited	Hong Kong	Ordinary	N/A	100%

註 Note

此百分率可以最接近的整數百分率說明，但如該百分率乃介乎 49%與 50%之間或介乎 50%與 51%之間，則須盡量說明多位小數以表明一股股份佔該類別已發行股份的面值比例的百分率(計算至一位有效數字)。

The percentage may be stated to the nearest whole number per cent except where it is between 49% and 50% or between 50% and 51%, in either of which cases, it shall be stated to as many decimal places as would be required to indicate the percentage, to one significant figure, of the proportion of the nominal value of the issued shares of that class represented by one share.

表格 Form **AC1**

(附表一 Schedule 1)

公司編號 **Company Number**

2970

附屬公司的詳情 Particulars of Subsidiaries

公司名稱 Company Name	成立爲法團所在的國家 Country of Incorporation	本公司所持股份的類別及佔已發行股份的面值比例 Class and proportion of the nominal value of the issued shares held by the Company		
		股份類別 Class of Share	由公司(或其代名人)所持股份的百分率 Percentage of Shares Held by the Company (or its nominee) (註 Note)	由公司的附屬公司(或其代名人)所持股份的百分率 Percentage of Shares Held by the Company's Subsidiary (or its nominee) (註 Note)
Hang Ease Company Limited	Hong Kong	Ordinary	N/A	100%
Hang Far Company Limited	Hong Kong	Ordinary	N/A	100%
Hang Fine Company Limited	Hong Kong	Ordinary	N/A	100%
Hang Kwok Company Limited	Hong Kong	Ordinary	N/A	100%
Hang Lick Company Limited	Hong Kong	Ordinary	N/A	100%
Hang Lung (Administration) Limited	Hong Kong	Ordinary	100%	N/A
Hang Lung (Car Park Management) Limited	Hong Kong	Ordinary	100%	N/A
Hang Lung (Nominees) Limited	Hong Kong	Ordinary	100%	N/A
Hang Lung Park-In Limited	Hong Kong	Ordinary	N/A	100%
Hang Lung Project Management Limited	Hong Kong	Ordinary	100%	N/A

註 Note

此百分率可以最接近的整數百分率說明，但如該百分率乃介乎 49%與 50%之間或介乎 50%與 51%之間，則須盡量說明多位小數以表明一股股份佔該類別已發行股份的面值比例的百分率(計算至一位有效數字)。

The percentage may be stated to the nearest whole number per cent except where it is between 49% and 50% or between 50% and 51%, in either of which cases, it shall be stated to as many decimal places as would be required to indicate the percentage, to one significant figure, of the proportion of the nominal value of the issued shares of that class represented by one share.

表格
Form **AC1**

(附表一 Schedule 1)

公司編號 **Company Number**

2970

附屬公司的詳情 Particulars of Subsidiaries

公司名稱 Company Name	成立爲法團所在的國家 Country of Incorporation	本公司所持股份的類別及佔已發行股份的面值比例 Class and proportion of the nominal value of the issued shares held by the Company		
		股份類別 Class of Share	由公司(或其代名人)所持股份的百分率 Percentage of Shares Held by the Company (or its nominee) (註 Note)	由公司的附屬公司(或其代名人)所持股份的百分率 Percentage of Shares Held by the Company's Subsidiary (or its nominee) (註 Note)
Hang Lung Property Management Limited	Hong Kong	Ordinary	N/A	100%
Hang Lung Real Estate Agency Limited	Hong Kong	Ordinary	100%	N/A
Hang Lung (Secretaries) Limited	Hong Kong	Ordinary	100%	N/A
Hang Tak Company Limited	Hong Kong	Ordinary	100%	N/A
Happy Giant Limited	B.V.I.	Ordinary	N/A	100%
Happy Town Company Limited	B.V.I.	Ordinary	N/A	100%
Hecabe Limited	B.V.I.	Ordinary	N/A	100%
HL Mortgage (AquaMarine) Limited	Hong Kong	Ordinary	100%	N/A
HL Mortgage (Carmel) Limited	Hong Kong	Ordinary	100%	N/A
HL Mortgage (GT) Limited	Hong Kong	Ordinary	100%	N/A

註 Note

此百分率可以最接近的整數百分率說明，但如該百分率乃介乎 49%與 50%之間或介乎 50%與 51%之間，則須盡量說明多位小數以表明一股股份佔該類別已發行股份的面值比例的百分率(計算至一位有效數字)。
The percentage may be stated to the nearest whole number per cent except where it is between 49% and 50% or between 50% and 51%, in either of which cases, it shall be stated to as many decimal places as would be required to indicate the percentage, to one significant figure, of the proportion of the nominal value of the issued shares of that class represented by one share.

附屬公司的詳情 Particulars of Subsidiaries

公司名稱 Company Name	成立爲法團所在的國家 Country of Incorporation	本公司所持股份的類別及佔已發行股份的面值比例 Class and proportion of the nominal value of the issued shares held by the Company		
		股份類別 Class of Share	由公司(或其代名人)所持股份的百分率 Percentage of Shares Held by the Company (or its nominee) (註 Note)	由公司的附屬公司(或其代名人)所持股份的百分率 Percentage of Shares Held by the Company's Subsidiary (or its nominee) (註 Note)
HL Mortgage (The HarbourSide) Limited	Hong Kong	Ordinary	100%	N/A
HL Mortgage (The Long Beach) Limited	Hong Kong	Ordinary	100%	N/A
HL Properties Limited	Hong Kong	Ordinary	100%	N/A
HLP (China) Limited	Hong Kong	Ordinary	100%	N/A
HLP International Finance Limited	Hong Kong	Ordinary	100%	N/A
HLP International Treasury Limited	B.V.I.	Ordinary	100%	N/A
HLP Jade Limited	Hong Kong	Ordinary	N/A	100%
HLP Pearl Limited	Hong Kong	Ordinary	N/A	100%
HLP Treasury Limited	Hong Kong	Ordinary	100%	N/A
HLP Treasury Services Limited	Hong Kong	Ordinary	N/A	100%

註 Note

此百分率可以最接近的整數百分率說明，但如該百分率乃介乎 49%與 50%之間或介乎 50%與 51%之間，則須盡量說明多位小數以表明一股股份佔該類別已發行股份的面值比例的百分率(計算至一位有效數字)。

The percentage may be stated to the nearest whole number per cent except where it is between 49% and 50% or between 50% and 51%, in either of which cases, it shall be stated to as many decimal places as would be required to indicate the percentage, to one significant figure, of the proportion of the nominal value of the issued shares of that class represented by one share.

表格 Form **AC1**

(附表一 Schedule 1)

公司編號 **Company Number**

2970

附屬公司的詳情 Particulars of Subsidiaries

公司名稱 Company Name	成立爲法團所在的國家 Country of Incorporation	本公司所持股份的類別及佔已發行股份的面值比例 Class and proportion of the nominal value of the issued shares held by the Company		
		股份類別 Class of Share	由公司(或其代名人)所持股份的百分率 Percentage of Shares Held by the Company (or its nominee) (註 Note)	由公司的附屬公司(或其代名人)所持股份的百分率 Percentage of Shares Held by the Company's Subsidiary (or its nominee) (註 Note)
Hoi Full Limited	Hong Kong	Ordinary	N/A	100%
Hoi Sang Limited	Hong Kong	Ordinary	N/A	100%
Hurton Investments Limited	B.V.I.	Ordinary	N/A	100%
Inlink Investment Limited	Hong Kong	Ordinary	N/A	100%
Introt Investment Limited	B.V.I.	Ordinary	N/A	100%
Kelvey Limited	B.V.I.	Ordinary	N/A	100%
Kilmore Investment Limited	B.V.I.	Ordinary	N/A	100%
Kimberword Limited	B.V.I.	Ordinary	N/A	100%
Kornhill Recreation Club Limited	Hong Kong	Ordinary	N/A	100%
Kronik Holdings Limited	B.V.I.	Ordinary	N/A	100%
Leadford Limited	B.V.I.	Ordinary	N/A	100%
Level Investments Limited	B.V.I.	Ordinary	N/A	100%

註 Note

此百分率可以最接近的整數百分率說明，但如該百分率乃介乎 49%與 50%之間或介乎 50%與 51%之間，則須盡量說明多位小數以表明一股股份佔該類別已發行股份的面值比例的百分率(計算至一位有效數字)。

The percentage may be stated to the nearest whole number per cent except where it is between 49% and 50% or between 50% and 51%, in either of which cases, it shall be stated to as many decimal places as would be required to indicate the percentage, to one significant figure, of the proportion of the nominal value of the issued shares of that class represented by one share.

<u>附屬公司的詳情</u> **<u>Particulars of Subsidiaries</u>**

公司名稱 Company Name	成立爲法團所在的國家 Country of Incorporation	本公司所持股份的類別及佔已發行股份的面值比例 Class and proportion of the nominal value of the issued shares held by the Company		
		股份類別 Class of Share	由公司(或其代名人)所持股份的百分率 Percentage of Shares Held by the Company (or its nominee) (註 Note)	由公司的附屬公司(或其代名人)所持股份的百分率 Percentage of Shares Held by the Company's Subsidiary (or its nominee) (註 Note)
Levington Limited	B.V.I.	Ordinary	N/A	100%
Lisbon Investment Limited	B.V.I.	Ordinary	N/A	100%
Lockoo Limited	Hong Kong	Ordinary Non-voting	N/A N/A	100% 100%
Lucky Joy Limited	Hong Kong	Ordinary	N/A	100%
Magic Rise Development Ltd.	B.V.I.	Ordinary	N/A	100%
Manbey Investments Limited	B.V.I.	Ordinary	N/A	100%
Mansita Limited	Hong Kong	Ordinary	N/A	100%
Mars Corporation	B.V.I.	Ordinary	100%	N/A
Modalton Limited	Hong Kong	Ordinary	N/A	100%
Monafat Limited	Hong Kong	Ordinary	N/A	100%
Myrica Investments Limited	B.V.I.	Ordinary	N/A	100%

<u>註 Note</u>

此百分率可以最接近的整數百分率說明，但如該百分率乃介乎 49%與 50%之間或介乎 50%與 51%之間，則須盡量說明多位小數以表明一股股份佔該類別已發行股份的面值比例的百分率(計算至一位有效數字)。

The percentage may be stated to the nearest whole number per cent except where it is between 49% and 50% or between 50% and 51%, in either of which cases, it shall be stated to as many decimal places as would be required to indicate the percentage, to one significant figure, of the proportion of the nominal value of the issued shares of that class represented by one share.

表格 Form **AC1**

(附表一 Schedule 1)

公司編號 **Company Number**

2970

附屬公司的詳情 Particulars of Subsidiaries

公司名稱 Company Name	成立爲法團所在的國家 Country of Incorporation	本公司所持股份的類別及佔已發行股份的面值比例 Class and proportion of the nominal value of the issued shares held by the Company		
		股份類別 Class of Share	由公司(或其代名人)所持股份的百分率 Percentage of Shares Held by the Company (or its nominee) (註 Note)	由公司的附屬公司(或其代名人)所持股份的百分率 Percentage of Shares Held by the Company's Subsidiary (or its nominee) (註 Note)
Napa Valley Management Limited	Hong Kong	Ordinary	100%	N/A
Newhart Investments Limited	B.V.I.	Ordinary	100%	N/A
New Haven Management Limited	Hong Kong	Ordinary	100%	N/A
Orchid Garden Investments Limited	B.V.I.	Ordinary	N/A	100%
Ottringham Limited	Hong Kong	Ordinary	N/A	100%
Palex Limited	Hong Kong	Ordinary	N/A	100%
Park Towers Management Limited	Hong Kong	Ordinary	100%	N/A
Pevek Investment Limited	B.V.I.	Ordinary	N/A	100%
Pitonbo Limited	Hong Kong	Ordinary	N/A	100%
Pocaliton Limited	Hong Kong	Ordinary	N/A	100%

註 Note

此百分率可以最接近的整數百分率說明，但如該百分率乃介乎 49%與 50%之間或介乎 50%與 51%之間，則須盡量說明多位小數以表明一股股份佔該類別已發行股份的面值比例的百分率(計算至一位有效數字)。

The percentage may be stated to the nearest whole number per cent except where it is between 49% and 50% or between 50% and 51%, in either of which cases, it shall be stated to as many decimal places as would be required to indicate the percentage, to one significant figure, of the proportion of the nominal value of the issued shares of that class represented by one share.

表格 Form **AC1**

(附表一 Schedule 1)

公司編號 **Company Number**

2970

附屬公司的詳情 Particulars of Subsidiaries

公司名稱 Company Name	成立爲法團所在的國家 Country of Incorporation	本公司所持股份的類別及佔已發行股份的面值比例 Class and proportion of the nominal value of the issued shares held by the Company		
		股份類別 Class of Share	由公司(或其代名人)所持股份的百分率 Percentage of Shares Held by the Company (or its nominee) (註 Note)	由公司的附屬公司(或其代名人)所持股份的百分率 Percentage of Shares Held by the Company's Subsidiary (or its nominee) (註 Note)
Queld Investment Limited	B.V.I.	Ordinary	N/A	100%
Rago Star Limited	Hong Kong	Ordinary	N/A	100%
Redstone Investments Limited	B.V.I.	Ordinary	N/A	100%
Ribblesdale Holdings Limited	B.V.I.	Ordinary	N/A	100%
Rilarch Investments Limited	B.V.I.	Ordinary	N/A	100%
Rioloy Limited	Hong Kong	Ordinary	N/A	100%
Roda Investment Company Limited	B.V.I.	Ordinary	N/A	100%
Ronhero Limited	Hong Kong	Ordinary	N/A	100%
Rosper Limited	Hong Kong	Ordinary	N/A	100%
Ross Company Limited	B.V.I.	Ordinary	N/A	100%
Sallingham Limited	B.V.I.	Ordinary	N/A	100%
Sandeman Limited	B.V.I.	Ordinary	100%	N/A

註 Note

此百分率可以最接近的整數百分率說明，但如該百分率乃介乎 49%與 50%之間或介乎 50%與 51%之間，則須盡量說明多位小數以表明一股股份佔該類別已發行股份的面值比例的百分率(計算至一位有效數字)。

The percentage may be stated to the nearest whole number per cent except where it is between 49% and 50% or between 50% and 51%, in either of which cases, it shall be stated to as many decimal places as would be required to indicate the percentage, to one significant figure, of the proportion of the nominal value of the issued shares of that class represented by one share.

表格 Form **AC1**

(附表一 Schedule 1)

公司編號 **Company Number**

2970

附屬公司的詳情 Particulars of Subsidiaries

公司名稱 Company Name	成立爲法團所在的國家 Country of Incorporation	本公司所持股份的類別及佔已發行股份的面値比例 Class and proportion of the nominal value of the issued shares held by the Company		
		股份類別 Class of Share	由公司(或其代名人)所持股份的百分率 Percentage of Shares Held by the Company (or its nominee) (註 Note)	由公司的附屬公司(或其代名人)所持股份的百分率 Percentage of Shares Held by the Company's Subsidiary (or its nominee) (註 Note)
Sebastian Limited	B.V.I.	Ordinary	100%	N/A
Sebes Investment Limited	B.V.I.	Ordinary	N/A	100%
Serkin Investments Limited	B.V.I.	Ordinary	100%	N/A
Shanghai Hang Bond Property Development Co., Ltd.	P.R.C.	Registered	N/A	80%
Spiracy International Inc.	B.V.I.	Ordinary	N/A	100%
Spring Investments Limited	B.V.I.	Ordinary	N/A	100%
Stooket Limited	Hong Kong	Ordinary	100%	N/A
Sunflower Investments Limited	B.V.I.	Ordinary	N/A	100%
Tasco Investments Limited	B.V.I.	Ordinary	N/A	100%
Tegraton Limited	Hong Kong	Ordinary	N/A	100%
The Long Beach Management Limited	Hong Kong	Ordinary	100%	N/A

註 Note

此百分率可以最接近的整數百分率說明，但如該百分率乃介乎 49%與 50%之間或介乎 50%與 51%之間，則須盡量說明多位小數以表明一股股份佔該類別已發行股份的面値比例的百分率(計算至一位有效數字)。

The percentage may be stated to the nearest whole number per cent except where it is between 49% and 50% or between 50% and 51%, in either of which cases, it shall be stated to as many decimal places as would be required to indicate the percentage, to one significant figure, of the proportion of the nominal value of the issued shares of that class represented by one share.

表格 Form **AC1**

(附表一 Schedule 1)

公司編號 **Company Number**

2970

附屬公司的詳情 Particulars of Subsidiaries

公司名稱 Company Name	成立爲法團所在的國家 Country of Incorporation	本公司所持股份的類別及佔已發行股份的面值比例 Class and proportion of the nominal value of the issued shares held by the Company		
		股份類別 Class of Share	由公司(或其代名人)所持股份的百分率 Percentage of Shares Held by the Company (or its nominee) (註 Note)	由公司的附屬公司(或其代名人)所持股份的百分率 Percentage of Shares Held by the Company's Subsidiary (or its nominee) (註 Note)
Tiona Holdings Limited	B.V.I.	Ordinary	N/A	100%
Urmia Investment Limited	B.V.I.	Ordinary	N/A	100%
Vamay Investment Limited	B.V.I.	Ordinary	N/A	100%
Vanner Limited	B.V.I.	Ordinary	N/A	100%
Vassan Investments Limited	B.V.I.	Ordinary	N/A	100%
Viared Limited	B.V.I.	Ordinary	N/A	100%
Wai Luen Investment Company, Limited	Hong Kong	Ordinary	N/A	100%
Wapco Investment Limited	B.V.I.	Ordinary	N/A	100%
Wililoy Limited	Hong Kong	Ordinary	N/A	100%
Yangli Limited	Hong Kong	Ordinary	N/A	100%
Yannett Properties Limited	B.V.I.	Ordinary	N/A	100%
Zarat Limited	Hong Kong	Ordinary	N/A	100%

註 Note

此百分率可以最接近的整數百分率說明，但如該百分率乃介乎 49%與 50%之間或介乎 50%與 51%之間，則須盡量說明多位小數以表明一股股份佔該類別已發行股份的面值比例的百分率(計算至一位有效數字)。

The percentage may be stated to the nearest whole number per cent except where it is between 49% and 50% or between 50% and 51%, in either of which cases, it shall be stated to as many decimal places as would be required to indicate the percentage, to one significant figure, of the proportion of the nominal value of the issued shares of that class represented by one share.

表格
Form **AC1**

(附表一 Schedule 1)

公司編號 **Company Number**

2970

附屬公司的詳情 Particulars of Subsidiaries

公司名稱 Company Name	成立爲法團所在的國家 Country of Incorporation	本公司所持股份的類別及佔已發行股份的面值比例 Class and proportion of the nominal value of the issued shares held by the Company		
		股份類別 Class of Share	由公司(或其代名人)所持股份的百分率 Percentage of Shares Held by the Company (or its nominee) (註 Note)	由公司的附屬公司(或其代名人)所持股份的百分率 Percentage of Shares Held by the Company's Subsidiary (or its nominee) (註 Note)
Zimba Investment Limited	B.V.I.	Ordinary	100%	N/A

註 Note

此百分率可以最接近的整數百分率說明，但如該百分率乃介乎 49%與 50%之間或介乎 50%與 51%之間，則須盡量說明多位小數以表明一股股份佔該類別已發行股份的面值比例的百分率(計算至一位有效數字)。

The percentage may be stated to the nearest whole number per cent except where it is between 49% and 50% or between 50% and 51%, in either of which cases, it shall be stated to as many decimal places as would be required to indicate the percentage, to one significant figure, of the proportion of the nominal value of the issued shares of that class represented by one share.

指明編號 1/2004 (2004 年 2 月)
Specification No. 1/2004 (Feb. 2004)

CR
公 司 註 冊 處
Companies Registry

持有非附屬公司股份的資料陳述書
Statement of Particulars of Shareholdings in Non-Subsidiary Companies

(公司條例第 129(5)(b) 及(5A)(b)條)
(Companies Ordinance s. 129(5)(b) & (5A)(b))

表格 Form **AC2**

重要事項 Important Notes

- 填表前請參閱《填表須知》。
  請用黑色墨水列印。
- Please read the accompanying notes before completing this form.
  Please print in black ink.

公司編號 **Company Number**: 2970

1 公司名稱 Company Name

HANG LUNG PROPERTIES LIMITED
恒隆地產有限公司

2 本陳述書的附表一載列本公司於下述財政年度終結日期持有股份的非附屬公司詳情
The particulars of the Company's shareholdings in companies not being its subsidiaries as at the closing date of the financial year as stated below are contained in Schedule 1 of this Statement

財政年度的終結日期
Closing Date of the Financial Year

日 DD	月 MM	年 YYYY
30	06	2004

本陳述書包括 ______ 頁附表。

This Statement includes 1 **page(s) of Schedule.**

簽署 Signed : [signature]

姓名 Name : Robin Sik Wing CHING
~~董事 Director~~／秘書 Secretary *

日期 Date : 07/12/2004 (日 DD / 月 MM / 年 YYYY)

**請刪去不適用者* *Delete whichever does not apply*

(註 Note 4) 提交人的資料 **Presentor's Reference**

姓名 Name: Hang Lung Properties Limited

地址 Address: 28th Floor, 4 Des Voeux Road Central, Hong Kong

電話 Tel: 2879 0111 傳真 Fax: 2868 6031

電郵地址 E-mail Address:

檔號 Reference:

請勿填寫本欄 **For Official Use**

收件日期 RECEIVED
21 -12- 2004
公司註冊處(行政組)
COMPANIES REGISTRY
(Administration Section)

指明編號 1/2004 (2004 年 2 月)
Specification No. 1/2004 (Feb. 2004)

表格
Form **AC2**

(附表一 Schedule 1)

公司編號 **Company Number**

2970

公司持有股份的非附屬公司詳情

Particulars of shareholdings in companies not being subsidiaries

公司名稱 Company Name	成立爲法團所在的國家 Country of Incorporation	本公司所持股份的類別及佔已發行股份的面值比例 Class and proportion of the nominal value of the issued shares held by the Company	
		股份類別 Class of Share	所持股份的百分率 Percentage of Shares Held (註 Note)
Arges Limited	Hong Kong	Ordinary	50%
Country Link Enterprises Limited	Hong Kong	Ordinary	37%
Ease Smart Development Limited	Hong Kong	"A" "B"	0% 100%
上海港滙廣場物業管理有限公司	P.R.C.	Registered	33%
Shanghai Kong Hui Property Development Co., Ltd.	P.R.C.	Registered	33%
Star Play Development Limited	Hong Kong	Ordinary	33%

註 Note

此百分率可以最接近的整數百分率說明，但如該百分率乃介乎 49%與 50%之間，則須盡量說明多位小數以表明一股股份佔該類別已發行股份的面值比例的百分率(計算至一位有效數字)。
The percentage may be stated to the nearest whole number per cent except where it is between 49% and 50%, in which case it shall be stated to as many decimal places as would be required to indicate the percentage, to one significant figure, of the proportion of the nominal value of the issued shares of that class represented by one share.

指明編號 1/2004 (2004 年 2 月)
Specification No. 1/2004 (Feb. 2004)

Company No. 2970

HANG LUNG PROPERTIES LIMITED
恒隆地產有限公司

Resolution Passed on 23rd November, 2004

At the Annual General Meeting of the Company duly convened and held at 28th Floor, Standard Chartered Bank Building, 4 Des Voeux Road Central, Hong Kong on Tuesday, 23rd November, 2004 at 10:00 a.m., the following Special Resolution was duly passed:–

SPECIAL RESOLUTION

"THAT the Articles of Association of the Company be and are hereby amended as follows:

A. by altering Article 2 in the following manner:

(a) deleting the definition of "Hong Kong" in its entirety and substituting therefor the following new definition:

"Hong Kong" shall mean the Hong Kong Special Administrative Region of The People's Republic of China;

(b) deleting the definition of "associate" in its entirety and substituting therefor the following new definition:

"associate", in relation to any Director, shall have the meaning given to it by the Listing Rules;

(c) inserting after the definition "electronic communication" the following new definitions:

"corporate representative" shall mean any person appointed to act in that capacity pursuant to Article 91(A) or Article 91(B);

"Listing Rules" shall mean the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited; and

(d) by adding the words "Corporate representative." and "Listing Rules." to the definitions of "corporate representative" and "Listing Rules" respectively as the marginal notes;

B. by deleting the words "without payment to receive within two months" and substituting therefor the words "to receive within such period of time as may be prescribed by the Companies Ordinance or the Listing Rules" in the second line of Article 16;

C. by deleting the words "and may be under hand only" in the second and third lines of Article 37;

D. by adding the words "with a manual signature or machine imprinted signature," immediately after the words "of the transferee," in the third line of Article 38;

E. by altering Article 80 in the following manner:

(a) deleting the words "(being an individual)" in the third line;

(b) deleting the words "(being a corporation) is present by a representative duly authorised under Section 115 of the Companies Ordinance" in the fourth and fifth lines, and substituting therefor the words "by its duly authorised corporate representative(s) or by proxy"; and

(c) inserting the words "or by its duly authorised corporate representative(s)" after the words "every member present in person" in the sixth line;

F. by altering Article 84 in the following manner:

(a) inserting the following new Article 84(C) immediately after the existing Article 84(B):

"(C) If any member is, under the Listing Rules, required to abstain from voting on any particular resolution or restricted to voting only for or only against any particular resolution, any vote cast by or on behalf of such member in contravention of such requirement or restriction shall not be counted."; and

(b) adding the words "Voting restrictions." as the marginal notes to Article 84(C);

G. by deleting Article 85 in its entirety and substituting therefor the following:

"Any member of the Company entitled to attend and vote at a meeting of the Company or a meeting of the holders of any class of shares in the Company shall be entitled to appoint another person as his proxy to attend and vote instead of him. Votes may be given either personally or by duly authorised corporate representative(s) or by proxy. A member who is the holder of two or more shares may appoint more than one proxy to attend on the same occasion. A proxy need not be a member. In addition, a proxy or proxies representing either an individual member or a member which is a corporation, shall be entitled to exercise the same powers on behalf of the member which he or they represent as such member could exercise, including the right to vote individually on a show of hands.";

H. by deleting the words "the duly authorised representative of a corporation" in the second line in Article 90, and substituting therefor the words "duly authorised corporate representative";

I. by renumbering Article 91 in its entirety as new Article 91(A) and adding the following words at the end thereof:

"or by one or more proxies. Nothing in these Articles shall prevent a corporation which is a member of the Company from appointing one or more proxies to represent it pursuant to Article 85.";

J. by adding the following new Article 91(B) immediately after Article 91(A) and adding the words "Recognised clearing house acting by representative at meetings." as the marginal notes to Article 91(B):

"(B) If the member and/or warrantholder is a recognised clearing house within the meaning of the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong), it may authorise such person or persons as it thinks fit to act as its representative (or representatives) or proxy at any general meeting or any meeting of any class of members and/or warrantholders' meeting provided that, if more than one person is so authorised or appointed, the authorisation or instrument of proxy shall specify the number and class of shares and/or warrants in respect of which each such person is so authorised or appointed. The person so authorised or appointed shall be entitled to exercise the same power on behalf of the recognised clearing house as that clearing house (or its nominees) could exercise as if it were an individual member and/or warrantholder of the Company.";

K. by adding the following at the end of Article 95(C):

"Section 153B(1) of the Companies Ordinance shall not apply to an alternate director appointed pursuant to these Articles.";

L. by deleting the words "a special" and substituting therefor the word "an ordinary" before the word "resolution" in Article 101(vii);

M. by altering Article 102(H) in the following manner:

(a) the words "or any of his associates" shall be added:

(i) immediately after the words "in which he" in the third line;

(ii) in sub-paragraph (i), immediately after the words "to such Director";

(iii) in sub-paragraph (ii), immediately after the words "which the Director";

(iv) in sub-paragraph (iii), immediately after the words "by a Director" and "of any Director";

(v) in sub-paragraph (iv), immediately after the words "where the Director";

(vi) in sub-paragraph (v), immediately after the words "in which the Director";

(vii) in sub-paragraph (vi), immediately after the words "in which he";

(viii) in sub-paragraph (vii), immediately after the words "of any Director"; and

(ix) in sub-paragraph (viii), immediately after the words "under which the Director";

(b) the words "or any of them" shall be added immediately after the words "lent by him" and "undertaken by him" in sub-paragraph (i); and

(c) the words ",his associates" shall be added immediately after the words "both to Directors" in sub-paragraph (vii);

N. by altering Article 102(I) in the following manner:

(a) the words "or any of his associates" shall be added immediately after the words "by a Director" in the seventh line and "in which the Director" in the eleventh line; and

(b) the words "or any of his associates' interest" shall be added immediately after the words "in which the Director's interest" in the ninth line;

O. by adding "or any of his associates" in Article 102(K) immediately after the following words:

(a) "(other than the Chairman of the meeting)" in the second line;

(b) "such other Director" in the seventh line;

(c) "the interest of the Director" in the eighth line;

(d) "the Chairman of the meeting" in the tenth line; and

(e) "the interest of such Chairman" in the fourteenth line;

P. by deleting the words "at least seven days before the date of the general meeting" at the end of Article 107 and by inserting the following at the end of this Article:

"The period for lodgement of the notice referred to above (being a period of at least seven days) shall commence no earlier than the day after the despatch of the notice of the meeting appointed for such election and end no later than seven days prior to the date of such meeting.";

Q. by altering Article 109 in the following manner:

(a) by deleting the words "special resolution at a general meeting" and substituting therefor the words "ordinary resolution";

(b) by inserting the following at the end of the Article:

"In accordance with the Companies Ordinance, special notice is required of a resolution to remove a director or to appoint somebody in place of a director so removed at the meeting at which he is removed."; and

(c) by deleting its marginal note in its entirety and substituting therefor the words "Power to remove Director by ordinary resolution.";

R. by deleting the words "paragraph (c) of the proviso to" in the third line of Article 183(A);

S. by deleting Article 183(B) in its entirety and substituting therefor the following:

"(B) The Company may indemnify any Director or other officer of the Company, or any person employed by the Company as Auditor, against any liability incurred by him:

(i) in defending any proceedings, whether civil or criminal, in which judgment is given in his favour or in which he is acquitted; or

(ii) in connection with any application under Section 358 of the Companies Ordinance in which relief is granted to him by the court.

(C) The Company may purchase and maintain for any Director or officer of the Company, or any person employed by the Company as Auditor:

(i) insurance against any liability to the Company, a related company or any other party in respect of any negligence, default, breach of duty or breach of trust (save for fraud) of which he may be guilty in relation to the Company or a related company; and

(ii) insurance against any liability incurred by him in defending any proceedings, whether civil or criminal, taken against him for any negligence, default, breach of duty or breach of trust (including fraud) of which he may be guilty in relation to the Company or a related company.

(D) In this Article, "related company", in relation to the Company, means any company that is the Company's subsidiary or holding company or a subsidiary of that company's holding company."

Ronnie C. Chan
Chairman

Dated the 23rd day of November, 2004

Our Ref: SO-372-2004/HLPL

23rd November, 2004

E-Business & Information Services
Hong Kong Exchanges and Clearing Limited ("HKEx")
13th Floor, One International Finance Centre
1 Harbour View Street, Central
Hong Kong

By fax (2877-6987) & by mail

Dear Sirs,

Re: Hang Lung Properties Limited
Annual General Meeting - Poll Results

We hereby submit to you the enclosed soft copy of the above document for publication on the HKEx website. The document does not require clearance by the Exchange under the Main Board Listing Rules. The document may be published immediately upon receipt.

Should you have any queries, please contact Ms. Esther Li on 28790365.

Yours faithfully,
For and on behalf of
HANG LUNG PROPERTIES LIMITED

Robin Ching
Secretary

Encl.

RsC/el

c.c. IFN Financial Press Ltd. - Attn. Ms. Belinda Wong (Fax. 2522-8922)

COPY

Our Ref: SO-374-2004/HLGL

24th November, 2004

Listing Division,
The Stock Exchange of Hong Kong Limited
11/F, One International Finance Centre,
1 Harbour View Street,
Central,
Hong Kong.

Attn. Mr. Ricky Chu

Dear Sirs,

Re: Hang Lung Group Limited
& Hang Lung Properties Limited
Poll results

We have pleasure in enclosing herewith the original form and seven copies of our announcements in respect of the poll results of 2004 Annual General Meeting of Hang Lung Group Limited and Hang Lung Properties Limited, in English and Chinese version, appeared today in South China Morning Post and Hong Kong Economic Times for your information.

Yours faithfully,
For and on behalf of
HANG LUNG GROUP LIMITED

Robin S.W. Ching
Secretary

Encl.
RsC/EsL/cc

COPY

恒隆地產
HANG LUNG PROPERTIES

恒隆地產有限公司 Hang Lung Properties Limited

(incorporated in Hong Kong with limited liability)
(Stock Code: 101)

Annual General Meeting held on 23rd November, 2004
Poll Results

Hang Lung Properties Limited ("the Company") is pleased to announce the poll results in respect of the resolutions proposed and seconded at the Annual General Meeting ("AGM") of the Company held on 23rd November, 2004 as follows:-

	ORDINARY RESOLUTIONS	No. of Votes (%) For	No. of Votes (%) Against
1.	To receive and consider the Financial Statements and Reports of the Directors and Auditors for the year ended 30th June, 2004	2,395,955,282 (100%)	0 (0%)
2.	To declare the final ordinary dividend of 33 cents per ordinary share	2,410,839,812 (100%)	0 (0%)
3.	A. To re-elect Mr. Ronald J. Arculli as a Director	2,403,160,971 (99.793%)	4,991,841 (0.207%)
	B. To re-elect Mr. P.W. Liu as a Director	2,403,122,771 (99.792%)	5,019,841 (0.208%)
	C. To re-elect Mr. Terry S.Y. Ng as a Director	2,403,157,771 (99.793%)	4,989,841 (0.207%)
	D. To authorize the Board of Directors to fix directors' fees	2,300,167,671 (99.784%)	4,989,841 (0.216%)
4.	To re-appoint KPMG as Auditors of the Company at a fee to be agreed with the Directors	2,406,588,112 (100%)	0 (0%)
5.	A. To approve a general mandate to the Directors to purchase the Company's own shares	2,411,529,212 (99.028%)	23,682,248 (0.972%)
	B. To approve a general mandate to the Directors to issue additional shares	1,949,279,239 (80.023%)	486,607,621 (19.977%)
	C. To authorize the Directors to include the number of repurchased shares re: issue of shares	2,229,335,460 (91.786%)	199,506,222 (8.214%)
	As more than 50% of the votes were cast in favour of each of the above Resolutions, all the Resolutions were duly passed as Ordinary Resolutions.		

	SPECIAL RESOLUTION	No. of Votes (%) For	No. of Votes (%) Against
6.	To amend the Articles of Association of the Company	2,407,888,334 (99.889%)	2,678,000 (0.111%)
	As more than 75% of the votes were cast in favour of the above Resolution, the Resolution was duly passed as a Special Resolution.		

For and on behalf of
HANG LUNG PROPERTIES LIMITED
Robin S.W. Ching
Secretary

Hong Kong, 23rd November, 2004

Notes:

1. The total number of shares entitling the holders to attend and vote for or against the resolutions at the AGM was 3,299,977,370 shares.
2. No shareholders were subject to any restrictions in exercising their votes on any of the proposed resolutions at the AGM.
3. W.M. Sum & Co., auditors of some of the Company's subsidiaries, were appointed as the scrutineers for the vote-taking at the AGM.
4. As at the date of this announcement, the Directors of the Company are as follows:-
Executive Directors: Ronnie C. Chan, Nelson W.L. Yuen, Wilfred S.L. Ho and Terry S.Y. Ng
Non-Executive Directors: Ronald J. Arculli, Laura L.Y. Chen, H.K. Cheng, P.W. Liu and S.S. Yin

香港經濟日報　2004年11月24日　星期三

恒隆地產
HANG LUNG PROPERTIES

恒隆地產有限公司 Hang Lung Properties Limited

(於香港註冊成立之有限公司)
(股份代號：101)

二零零四年十一月二十三日舉行之股東週年大會投票表決結果

恒隆地產有限公司(「本公司」)欣然宣布，於二零零四年十一月二十三日舉行之本公司股東週年大會(「週年大會」)上提呈之決議案之投票表決結果如下：

	普通決議案	票數(%) 贊成	票數(%) 反對
1.	省覽截至二零零四年六月三十日止年度之財務報表及董事局報告與核數師報告	2,395,955,282 (100%)	0 (0%)
2.	宣布派發普通股末期股息每股普通股港幣三角三仙	2,410,839,812 (100%)	0 (0%)
3.	A. 選舉夏佳理先生連任為董事	2,403,160,971 (99.793%)	4,991,841 (0.207%)
	B. 選舉廖柏偉先生連任為董事	2,403,122,771 (99.792%)	5,019,841 (0.208%)
	C. 選舉吳士元先生連任為董事	2,403,157,771 (99.793%)	4,989,841 (0.207%)
	D. 授權董事局釐定董事袍金	2,300,167,671 (99.784%)	4,989,841 (0.216%)
4.	重聘羅兵咸永道會計師事務所為本公司核數師，酬金將由董事釐定	2,406,588,112 (100%)	0 (0%)
5.	A. 授予董事有關購回本公司股份之授權令	2,411,529,212 (99.028%)	23,682,248 (0.972%)
	B. 授予董事發行新股份之授權令	1,949,279,239 (80.023%)	486,607,621 (19.977%)
	C. 授予董事權力將購回本身之股份數目加入可發行之新股數目內	2,229,335,460 (91.786%)	199,506,222 (8.214%)
由於以上每項決議案均超過一半股東贊成，因此該等決議案皆通過為普通決議案。			

	特別決議案	票數(%) 贊成	票數(%) 反對
6.	更改本公司之組織章程細則	2,407,888,334 (99.889%)	2,678,000 (0.111%)
由於以上決議案超過百分之七十五之股東贊成，因此該決議案通過為特別決議案。			

恒隆地產有限公司
秘書
程式樂
謹啟

香港，二零零四年十一月二十三日

附註：

1. 股份持有人有權出席週年大會並於會上表決贊成或反對決議案之股份總數為3,299,977,370股。
2. 並無股東於週年大會上就任何提呈決議案行使其投票權時受到任何限制。
3. 岑偉文會計師事務所(本公司部份附屬公司之核數師)獲委聘於週年大會作為點票之監票員。
4. 於本公布刊發日期，本公司董事為：

執行董事：　陳啟宗、袁偉良、何世良及吳士元
非執行董事：　夏佳理、陳樂怡、鄭漢鈞、廖柏偉及殷尚賢

FORM 2

CORPORATE SUBSTANTIAL SHAREHOLDER NOTICE

Notice pursuant to s. 324 of Part XV of the Securities and Futures Ordinance (Cap. 571)

Form for use by a corporation giving notice of :

(i) First acquiring an interest in 5% or more of the shares of a listed corporation (i.e. first becoming a substantial shareholder);

(ii) Changes in the percentage level, or nature, of its interest or its short position in such shares; and

(iii) Ceasing to have an interest of 5% in such shares (complete Boxes 1 to 19 and 27 only).

This Form must be completed in accordance with the directions and instructions in the Notes to Form 2.

1. Name of listed corporation HANG LUNG PROPERTIES LIMITED			
2. Stock code	101	**4. Number of issued shares in class**	
3. Class of shares	ORDINARY	3,299,977,370	

5. Name of substantial shareholder COLE LIMITED	**8. Business registration number** N/A	
	9. Place of incorporation ISLE OF MAN	Certificate of Incorporation No. 29074
6. Registered office 33-37 ATHOL STREET, DOUGLAS, ISLE OF MAN	**10. Contact person** HO TUEN YEE	
	11. Daytime tel. No. 2890 6484	**12. e-mail address**
7. Principal place of business in Hong Kong N/A	**13. Exchange on which listed** N/A	
	14. Name of listed parent and exchange on which parent is listed N/A	

15. Date of relevant event

24	11	2004
(day)	(month)	(year)

16. Date when the substantial shareholder became aware of the relevant event/ interest in the shares (if later)

N/A	N/A	N/A
(day)	(month)	(year)

17. Details of relevant event

	Relevant event code describing circumstances (see Table 1)	Code describing capacity in which shares were/are held (see Table 2) Before relevant event	After relevant event	Number of shares bought/sold or involved	Currency of transaction	On Exchange: Highest price per share	On Exchange: Average price per share	Off Exchange: Average consideration per share	Off Exchange: Consideration Code (see Table 3)
Long position	- Select - 103	- Select - 207	- Select - 207	16,652,000	HKD	12.800	11.730	N/A	- Select - N/A
Short position	- Select - N/A	- Select -	- Select -						

18. Total shares immediately before the relevant event

	Total number of shares	Percentage figure (%)
Long position	1,912,944,670	57.97
Short position	N/A	
Lending pool	N/A	

19. Total shares immediately after the relevant event

	Total number of shares	Percentage figure (%)
Long position	1,914,461,670	58.01
Short position	N/A	
Lending pool	N/A	

20. Capacity in which interests disclosed in Box 19 are held

Code describing capacity (see Table 2)	Number of shares: Long position	Short position
- Select - 207	1,914,461,670	N/A
- Select -		
- Select -		
- Select -		
- Select -		

21. Further information in respect of derivative interests

Code describing derivatives (see Table 4)	Number of shares: Long position	Short position
- Select - N/A		
- Select -		
- Select -		
- Select -		
- Select -		

22. Further information in relation to interests of corporations controlled by substantial shareholder

Name of controlled corporation	Address and place of incorporation	Name of controlling shareholder	% control	Direct interest (Y/N)	Number of shares	
					Long position	Short Position
KINGSWICK INVESTMENT LIMITED	PASEA ESTATE, ROAD TOWN, TORTOLA, BRITISH VIRGIN ISLANDS (BRITISH VIRGIN ISLANDS)	COLE LIMITED	100.00	Y	28,333,100	N/A
KINGSWICK INVESTMENT LIMITED	PASEA ESTATE, ROAD TOWN, TORTOLA, BRITISH VIRGIN ISLANDS (BRITISH VIRGIN ISLANDS)	COLE LIMITED	100.00	N	1,886,128,570	N/A
FARBASE INVESTMENT LIMITED	PASEA ESTATE, ROAD TOWN, TORTOLA, BRITISH VIRGIN ISLANDS (BRITISH VIRGIN ISLANDS)	COLE LIMITED	100.00	N	1,886,128,570	N/A
MAGENTA HOLDINGS LIMITED	P.O.BOX 71, CRAIGMUIR CHAMBERS, ROAD TOWN, TORTOLA, BRITISH VIRGIN ISLANDS (BRITISH VIRGIN ISLANDS)	COLE LIMITED	100.00	N	1,886,128,570	N/A
BOLAND ENTERPRISES LIMITED	PASEA ESTATE, ROAD TOWN, TORTOLA, BRITISH VIRGIN ISLANDS (BRITISH VIRGIN ISLANDS)	MAGENTA HOLDINGS LIMITED	100.00	N	1,886,128,570	N/A
HANG LUNG GROUP LIMITED	28TH FLOOR, 4 DES VOEUX ROAD CENTRAL, HONG KONG (HONG KONG)	COLE LIMITED	37.16	N	1,886,128,570	N/A
PROSPERLAND HOUSING LIMITED	28TH FLOOR, 4 DES VOEUX ROAD CENTRAL, HONG KONG (HONG KONG)	HANG LUNG GROUP LIMITED	100.00	Y	1,267,523,511	N/A
PROSPERLAND HOUSING LIMITED	28TH FLOOR, 4 DES VOEUX ROAD CENTRAL, HONG KONG (HONG KONG)	HANG LUNG GROUP LIMITED	100.00	N	85,179	N/A

23. Further information in relation to interests held by substantial shareholder jointly with another person

Name of joint shareholder	Address	Number of shares	
		Long position	Short Position
N/A			

24. Further information from a trustee or beneficiary of a trust, or a founder of a Discretionary Trust

Name of Trust	Address	Status Code (see Table 5)	Number of shares	
			Long position	Short position
(PRIVATE)	(PRIVATE)	- Select - 501	1,914,461,670 IN TOTAL	N/A
		- Select -		
		- Select -		

25. Further information from a party to an agreement under Section 317 (Please see Notes for further information required)

Names of other parties	Address	Number of shares
N/A		
Total number of shares in which substantial shareholder is interested under section 317 and 318		

26. Details of person(s) in accordance with whose directions the substantial shareholder or its directors are accustomed to act

Names	Address	Relationship Code (see Table 6)	Percentage (%)
N/A		- Select -	
		- Select -	
		- Select -	

27. Date of filing this Form 2

29	11	2004
(day)	(month)	(year)

28. Number of continuation sheets: 1

29. Number of attachments:

Form 2

22. Further information in relation to interests of corporations controlled by substantial shareholder

Name of controlled corporation	Address and place of incorporation	Name of controlling shareholder	% control	Direct interest (Y/N)	Number of shares	
					Long position	Short Position
CURICAO COMPANY LIMITED	26TH FLOOR, 4 DES VOEUX ROAD CENTRAL, HONG KONG (HONG KONG)	PROSPERLAND HOUSING LIMITED	100.00	Y	85,179	N/A
PUROTAT LIMITED	26TH FLOOR, 4 DES VOEUX ROAD CENTRAL, HONG KONG (HONG KONG)	HANG LUNG GROUP LIMITED	100.00	Y	354,227,500	N/A
YEE FLY INVESTMENT LIMITED	26TH FLOOR, 4 DES VOEUX ROAD CENTRAL, HONG KONG (HONG KONG)	HANG LUNG GROUP LIMITED	100.00	Y	163,665	N/A
YEE FLY INVESTMENT LIMITED	26TH FLOOR, 4 DES VOEUX ROAD CENTRAL, HONG KONG (HONG KONG)	HANG LUNG GROUP LIMITED	100.00	N	120,608,945	N/A
YEE FLY INVESTMENT LIMITED	26TH FLOOR, 4 DES VOEUX ROAD CENTRAL, HONG KONG (HONG KONG)	HANG LUNG GROUP LIMITED	100.00	N	8,520	N/A
BELIEVECITY LIMITED	26TH FLOOR, 4 DES VOEUX ROAD CENTRAL, HONG KONG (HONG KONG)	YEE FLY INVESTMENT LIMITED	100.00	Y	120,608,945	N/A
KINDSTOCK LIMITED	26TH FLOOR, 4 DES VOEUX ROAD CENTRAL, HONG KONG (HONG KONG)	YEE FLY INVESTMENT LIMITED	100.00	Y	8,520	N/A
COKAGE LIMITED	26TH FLOOR, 4 DES VOEUX ROAD CENTRAL, HONG KONG (HONG KONG)	HANG LUNG GROUP LIMITED	100.00	Y	53,893,250	N/A
ATLAS LIMITED	AKARA BUILDING, 24 DE CASTRO STREET, WICKHAMS CAY I, ROAD TOWN, TORTOLA, BRITISH VIRGIN ISLANDS (BRITISH VIRGIN ISLANDS)	HANG LUNG GROUP LIMITED	100.00	N	73,182,000	N/A
HANG KONG COMPANY LIMITED	26TH FLOOR, 4 DES VOEUX ROAD CENTRAL, HONG KONG (HONG KONG)	ATLAS LIMITED	100.00	Y	73,182,000	N/A
HANG LUNG INVESTMENTS LIMITED	26TH FLOOR, 4 DES VOEUX ROAD CENTRAL, HONG KONG (HONG KONG)	HANG LUNG GROUP LIMITED	100.00	Y	16,436,000	N/A

ORM 1

INDIVIDUAL SUBSTANTIAL SHAREHOLDER NOTICE

Notice pursuant to s. 324 of Part XV of the Securities and Futures Ordinance (Cap. 571)

Form for use by an individual giving notice of:

(i) First acquiring an interest in 5% or more of the shares of a listed corporation (i.e. first becoming a substantial shareholder);

(ii) Changes in the percentage level, or nature, of his interest or his short position in such shares; and

(iii) Ceasing to have an interest in 5% of such shares (complete Boxes 1 to 16 and 24 only)

This Form must be completed in accordance with the directions and instructions in the Notes to Form 1.

1. Name of listed corporations			
HANG LUNG PROPERTIES LIMITED			
2. Stock code	101	**4. Number of issued shares in class**	
3. Class of shares	ORDINARY		3,299,977,370

5. Name of substantial shareholder (English) as printed on HKID/Passport		**8. Name of substantial shareholder (Chinese)**
CHAN TAN (Surname)	CHING FEN (Other names)	陳譚慶芬
6. HKID/Passport No.	**Country of issue of Passport**	**9. Chinese Character Code**
A056619(8)	N/A	7115 6223 1987 5358
7. Address of substantial shareholder		**10. Daytime tel. No.**
A5, 14 MT. KELLETT ROAD, THE PEAK, HONG KONG		2576 6800
		11. e-mail address

12. Date of relevant event

(day)	(month)	(year)
24	11	2004

13. Date when the substantial shareholder became aware of the relevant event/ interest in the shares (if later)

(day)	(month)	(year)
N/A	N/A	N/A

14. Details of relevant event

	Relevant event code describing circumstances (see Table 1)	Code describing capacity in which shares were/are held (see Table 2)		Number of shares bought/sold or involved	Currency of transaction	On Exchange		Off Exchange	
		Before relevant event	After relevant event			Highest price per share	Average price per share	Average consideration per share	Consideration Code (see Table 3)
Long position	103	209	209	16,652,000	HKD	12.80	11.73	N/A	N/A
Short position	N/A								

15. Total shares immediately before the relevant event

	Total number of shares	Percentage figure (%)
Long position	1,912,944,670	57.97
Short position	N/A	
Lending pool	N/A	

16. Total shares immediately after the relevant event

	Total number of shares	Percentage figure (%)
Long position	1,914,461,670	58.01
Short position	N/A	
Lending pool	N/A	

17. Capacity in which interests disclosed in Box 16 are held

Code describing capacity (see Table 2)	Number of shares	
	Long position	Short position
209	1,914,461,670	N/A

18. Further information in respect of derivative interests

Code describing derivatives (see Table 4)	Number of shares	
	Long position	Short position
N/A		

19. Further information in relation to interests of children under 18 and/or spouse

Name of child/spouse	Address	Number of shares	
		Long position	Short position
N/A			

20. Further information in relation to interests of corporations controlled by substantial shareholder

Name of controlled corporation	Address and place of incorporation	Name of controlling shareholder	% control	Direct interest (Y/N)	Number of shares	
					Long position	Short position
N/A						

21. Further information in relation to interests held by substantial shareholder jointly with another person

Name of joint shareholder	Address	Number of shares	
		Long position	Short position
N/A			

22. Further information from a trustee, or beneficiary of a trust, or a person who has set up a Discretionary Trust

Name of Trust	Address	Status Code (see Table 5)	Number of shares	
			Long position	Short position
(PRIVATE)	(PRIVATE)	503	1,914,461,670 IN TOTAL	N/A

23. Further information from a party to an agreement under Section 317 *(Please see Notes for further information required)*

Names of other parties	Address	Number of shares
N/A		
Total number of shares in which substantial shareholder is interested under section 317 and 318		

24. Date of filing this Form 1

27	11	2004
(day)	(month)	(year)

25. Number of continuation sheets

Form 1.

26. Number of attachments

FORM 2

CORPORATE SUBSTANTIAL SHAREHOLDER NOTICE

Notice pursuant to s. 324 of Part XV of the Securities and Futures Ordinance (Cap. 571)

Form for use by a corporation giving notice of :

(i) First acquiring an interest in 5% or more of the shares of a listed corporation (I.e. first becoming a substantial shareholder);

(ii) Changes in the percentage level, or nature, of its interest or its short position in such shares; and

(iii) Ceasing to have an interest of 5% in such shares (complete Boxes 1 to 19 and 27 only).

This Form must be completed in accordance with the directions and instructions in the Notes to Form 2.

1. Name of listed corporation Hang Lung Properties Ltd.	
2. Stock code 101 **3. Class of shares** Ordinary Shares	**4. Number of issued shares in class** 3,299,977,370

5. Name of substantial shareholder Credit Suisse Group	**8. Business registration number** N/A	
	9. Place of incorporation Switzerland	Certificate of Incorporation No. CH-020.3.906.075-9
6. Registered office 8 Paradeplatz, CH-8070, Zurich.	**10. Contact person** Athena Wu	
	11. Daytime tel. No. 21016959	**12. e-mail address** athena.wu@csfb.com
7. Principal place of business in Hong Kong N/A	**13. Exchange on which listed** Switzerland, Frankfurt, ADS in New York	
	14. Name of listed parent and exchange on which parent is listed N/A	

15. Date of relevant event

29	11	2004
(day)	(month)	(year)

16. Date when the substantial shareholder became aware of the relevant event/ interest in the shares (if later)

1	12	2004
(day)	(month)	(year)

17. Details of relevant event

	Relevant event code describing circumstances (see Table 1)	Code describing capacity in which shares were/are held (see Table 2)		Number of shares bought/sold or involved	Currency of transaction	On Exchange		Off Exchange	
		Before relevant event	After relevant event			Highest price per share	Average price per share	Average consideration per share	Consideration Code (see Table 3)
Long position	101	- Select -	205	369,920,000	HKD			12.000	301
Short position	- Select -	- Select -	- Select -						

18. Total shares immediately before the relevant event

	Total number of shares	Percentage figure (%)
Long position	9,781,246	0.30
Short position	3,596,000	0.11
Lending pool	1,544,567	0.05

19. Total shares immediately after the relevant event

	Total number of shares	Percentage figure (%)
Long position	379,701,246	11.51
Short position	3,596,000	0.11
Lending pool	1,544,567	0.05

20. Capacity in which interests disclosed in Box 19 are held

Code describing capacity (see Table 2)	Number of shares	
	Long position	Short position
205	379,701,246	3,596,000
- Select -		
- Select -		
- Select -		
- Select -		

21. Further information in respect of derivative interests

Code describing derivatives (see Table 4)	Number of shares	
	Long position	Short position
401	3,064	0
403	0	500,000
- Select -		
- Select -		
- Select -		

22. **Further information in relation to interests of corporations controlled by substantial shareholder**

Name of controlled corporation	Address and place of incorporation	Name of controlling shareholder	% control	Direct interest (Y/N)	Number of shares	
					Long position	Short Position
	Please see attached					

23. **Further information in relation to interests held by substantial shareholder jointly with another person**

Name of joint shareholder	Address	Number of shares	
		Long position	Short Position
	NIL		

24. Further information from a trustee, or beneficiary of a trust, or a founder of a Discretionary Trust

Name of Trust	Address	Status Code (see Table 5)	Number of shares	
			Long position	Short position
	NIL	- Select -		
		- Select -		
		- Select -		

25. Further information from a party to an agreement under Section 317 (Please see Notes for further information required)

Names of other parties	Address	Number of shares
	NIL	
Total number of shares in which substantial shareholder is interested under section 317 and 318		

26. Details of *person(s) in accordance* with whose directions the substantial *shareholder* or its directors *are* accustomed to act

Names	Address	Relationship Code (see Table 6)	Percentage (%)
	NIL	- Select -	
		- Select -	
		- Select -	

27. Date of filing this Form 2

1	12	2004

28. Number of continuation sheets 2

Form 2.

(day)	(month)	(year)

29. Number of attachments 0

22. Further information in relation to interests of corporations controlled by substantial shareholder

Name of controlled corporation	Address and place of incorporation	Name of controlling shareholder	% control	Direct interest (Y/N)	Number of Shares	
					Long Positions	Short Positions
Credit Suisse First Boston	Uetlibergstrasse 231, Zurich, CH-8045, Switzerland	Credit Suisse Group	100.00	N	373,406,375	500,000
Credit Suisse First Boston (International) Holding AG	Bahnhofstrasse 17, PO Box 234, CH-6301, Zurich, Switzerland	Credit Suisse First Boston	100.00	N	373,406,375	500,000
Credit Suisse First Boston International (Guernsey) Limited	Helvetia Court, Les Echelons, South Esplanade, St. Peter Port, Guernsey GY1 6LU	Credit Suisse First Boston (International) Holding AG	100.00	N	373,406,375	500,000
Credit Suisse First Boston (Hong Kong) Limited	21/F, Tower 3, Exchange Square, Central, Hong Kong	Credit Suisse First Boston (International) Holding AG	70.20	Y	373,406,375	500,000
Credit Suisse First Boston (Hong Kong) Limited	21/F, Tower 3, Exchange Square, Central, Hong Kong	Credit Suisse First Boston International (Guernsey) Limited	29.80	Y	373,406,375	500,000
Credit Suisse First Boston	Uetlibergstrasse 231, Zurich, CH-8045, Switzerland	Credit Suisse Group	100.00	N	496,000	496,000
Credit Suisse First Boston, Inc.	11 Madison Avenue, New York, NY 10010, USA	Credit Suisse Group	43.00	N	496,000	496,000
Credit Suisse First Boston, Inc.	11 Madison Avenue, New York, NY 10010, USA	Credit Suisse First Boston	57.00	N	496,000	496,000
Credit Suisse First Boston (USA), Inc.	11 Madison Avenue, New York, NY 10010, USA	Credit Suisse First Boston, Inc.	100.00	N	496,000	496,000
Credit Suisse First Boston LLC	11 Madison Avenue, New York, NY 10010, USA	Credit Suisse First Boston (USA), Inc.	100.00	Y	496,000	496,000
Credit Suisse First Boston	Uetlibergstrasse 231, Zurich, CH-8045, Switzerland	Credit Suisse Group	100.00	N	527,000	0
Credit Suisse First Boston (International) Holding AG	Bahnhofstrasse 17, PO Box 234, CH-6301, Zurich, Switzerland	Credit Suisse First Boston	100.00	N	527,000	0
Credit Suisse First Boston International	One Cabot Square, London E14 4QJ, England	Credit Suisse Group	20.00	Y	527,000	0
Credit Suisse First Boston International	One Cabot Square, London E14 4QJ, England	Credit Suisse First Boston	56.00	Y	527,000	0
Credit Suisse First Boston International	One Cabot Square, London E14 4QJ, England	Credit Suisse First Boston (International) Holding AG	24.00	Y	527,000	0

Name of controlled corporation	Address and place of incorporation	Name of controlling shareholder	% control	Direct interest (Y/N)	Number of Shares	
					Long Positions	Short Positions
Credit Suisse First Boston	Uetlibergstrasse 231, Zurich, CH-8045, Switzerland	Credit Suisse Group	100.00	N	2,001,000	2,000,000
Credit Suisse First Boston (International) Holding AG	Bahnhofstrasse 17, PO Box 234, CH-6301, Zurich, Switzerland	Credit Suisse First Boston	100.00	N	2,001,000	2,000,000
Credit Suisse First Boston (UK) Investments	One Cabot Square, London, E14 4QJ, UK	Credit Suisse First Boston (International) Holding AG	100.00	N	2,001,000	2,000,000
Credit Suisse First Boston Management AG	Uetlibergstrasse 231, P O Box 990, CH-8070, Zurich, Switzerland	Credit Suisse First Boston (International) Holding AG	100.00	N	2,001,000	2,000,000
Credit Suisse First Boston (UK) Investment Holdings	One Cabot Square, London, E14 4QJ, UK	Credit Suisse First Boston Management AG	1.93	N	2,001,000	2,000,000
Credit Suisse First Boston (UK) Investment Holdings	One Cabot Square, London, E14 4QJ, UK	Credit Suisse First Boston (UK) Investments	98.07	N	2,001,000	2,000,000
Credit Suisse First Boston (Europe) Limited	One Cabot Square, London, E14 4QJ, UK	Credit Suisse First Boston (UK) Investment Holdings	100.00	Y	2,001,000	2,000,000
Credit Suisse	Paradeplatz 8, Zurich, CH-8001, Switzerland	Credit Suisse Group	100.00	Y	1,612,152	600,000
Credit Suisse First Boston	Uetlibergstrasse 231, Zurich, CH-8045, Switzerland	Credit Suisse Group	100.00	N	1,544,567	0
Credit Suisse First Boston New York Branch	11 Madison Avenue, New York, NY 10010, USA	Credit Suisse First Boston	100.00	Y	1,544,567	0
Credit Suisse First Boston	Uetlibergstrasse 231, Zurich, CH-8045, Switzerland	Credit Suisse Group	100.00	N	114,152	0
Credit Suisse First Boston (Asset Management)	Uetlibergstrasse 231, Zurich, CH-8045, Switzerland	Credit Suisse First Boston	100.00	Y	114,152	0

恒隆地產
HANG LUNG PROPERTIES

Our Ref: SO-378-2004/HLPL

URGENT

29 November 2004

BY FAX ONLY (FAX NO.: 2537-9351)

The Listing Division
The Stock Exchange of Hong Kong Limited
12/F., One International Finance Centre,
1 Harbour View Street,
Central,
Hong Kong.

Attn: Ms. Dion Wong/Ms. Josephine Lam/Mr. Ricky Chu

Dear Sirs,

Hang Lung Properties Limited (the "Company")
Suspension of trading

We would like to request a suspension of trading in the issued shares of HK$1.00 each in the share capital of the Company (the "**Shares**") on The Stock Exchange of Hong Kong Limited (the "**Stock Exchange**") from 2:30 p.m. on Monday, 29 November 2004 pending an announcement of the Company in relation to the placing of existing shares and subscription for new shares of the Company.

If you have any queries, please contact our Mr. Robin Ching at 28790770.

Yours faithfully,
For and on behalf of
Hang Lung Properties Limited

Robin Ching
Secretary

RsC/e

恒隆地產
HANG LUNG PROPERTIES

Our Ref: SO-380-2004/HLPL

29 November 2004

BY FAX ONLY (FAX NO.: 2537-9351)

The Listing Division
The Stock Exchange of Hong Kong Limited
12/F., One International Finance Centre,
1 Harbour View Street,
Central,
Hong Kong.

Attn: Ms. Dion Wong/Ms. Josephine Lam/Mr. Ricky Chu

Dear Sirs,

Hang Lung Properties Limited (the "Company")
Resumption of trading following placing and topping up of shares
Ref: 20041129-00010-0011

We refer to the verbal clearance of the announcement on the above by your Mr. Ricky Chu. In this respect, we would like to request a resumption of trading in the issued shares of HK$1.00 each in the share capital of the Company and the issued convertible cumulative preference shares of HK$7,500 each of the Company on The Stock Exchange of Hong Kong Limited from 9:30 a.m. on Tuesday, 30 November 2004.

Yours faithfully,
For and on behalf of
Hang Lung Properties Limited

Robin Ching
Secretary

RsC/el

Our Ref: SO-382-2004/HLPL

29th November, 2004

E-Business & Information Services
Hong Kong Exchanges and Clearing Limited ("HKEx")
11th Floor, One International Finance Centre
1 Harbour View Street, Central
Hong Kong

By fax (2877-6987) & by mail

Dear Sirs,

Re: Joint Announcement re
Placing of existing shares and subscription for new shares by Hang Lung Group Limited in Hang Lung Properties Limited

We hereby submit to you the enclosed soft copy of the above document for publication on the HKEx website.

The document was cleared by Mr. Ricky Chu of the Exchange on 29th November, 2004 at 9:00 p.m. The document may be published immediately upon receipt.

Should you have any queries, please contact Ms. Esther Li on 28790365.

Yours faithfully,
For and on behalf of
HANG LUNG PROPERTIES LIMITED

Robin Ching
Secretary

Encl.
RsC/el

c.c. IFN Financial Press Ltd. (Attn. Ms. Belinda Wong)

COPY

Our Ref: SO-384-2004/HLGL

30th November, 2004

Listing Division,
The Stock Exchange of Hong Kong Limited
11/F, One International Finance Centre,
1 Harbour View Street,
Central,
Hong Kong.

Attn. Mr. Ricky Chu

Dear Sirs,

Company Name : Hang Lung Group Limited
& Hang Lung Properties Limited
Case Number : 20041129-00010-0011

We have pleasure in enclosing herewith the original form and seven copies of our announcements in respect of the top-up placing of shares of Hang Lung Group Limited and Hang Lung Properties Limited, in English and Chinese version, appeared today in South China Morning Post and Sing Tao Daily for your information.

Yours faithfully,
For and on behalf of
HANG LUNG GROUP LIMITED

/

Robin S.W. Ching
Secretary

Encl.
RsC/EsL/cc

COPY

JOINT ANNOUNCEMENT

恒隆地產 HANG LUNG PROPERTIES

恒隆集團 HANG LUNG GROUP

恒隆地產有限公司 Hang Lung Properties Limited

(incorporated in Hong Kong with limited liability)

(Stock Code: 101)

恒隆集團有限公司 Hang Lung Group Limited

(incorporated in Hong Kong with limited liability)

(Stock Code: 10)

Placing of existing shares and subscription for new shares by Hang Lung Group Limited in Hang Lung Properties Limited

Sole Placing Agent

CREDIT SUISSE | FIRST BOSTON

Credit Suisse First Boston (Hong Kong) Limited

HLP and HLG have entered into a Placing Agreement under which HLG will sell or procure the sale of 370,000,000 existing ordinary shares of HLP at a price of HK$12 per share, and will subscribe or procure the subscription of 370,000,000 new ordinary shares of HLP at the same price. The 370,000,000 existing ordinary shares will be sold to not less than 6 independent professional, institutional and/or individual investors to be procured by the Placing Agent.

The net proceeds to HLP of this placing and subscription will be approximately HK$4.4 billion. HLP intends to apply such net proceeds primarily for land replenishment in Hong Kong. HLP also intends to make further investment in the property market in the PRC and part of the proceeds will be used for this purpose.

Placing Agreement dated 29 November 2004

Parties

(i) HLG, a controlling shareholder of HLP as the vendor to sell or procure the sale of the existing shares in HLP to be placed under this Placing Agreement;

(ii) HLP; and

(iii) Credit Suisse First Boston (Hong Kong) Limited (as Placing Agent and underwriter of the placing).

Number of shares to be placed

370,000,000 existing ordinary shares of HK$1.00 each in HLP.

This is approximately 11.2% of HLP's existing ordinary issued share capital comprising 3,299,977,370 ordinary shares of HK$1.00 each and about 10.1% of its issued share capital of HLP as enlarged by the subscription.

The placees

Not less than 6 independent professional, institutional and/or individual investors to be procured by the Placing Agent. The placees are independent third parties and are not connected persons of HLP (as defined in the Listing Rules). No placee will become a substantial shareholder of HLP upon completion of the placing.

Placing Price

HK$12 per HLP share.

This is a discount of about 6.3% to the closing price of HK$12.8 per share quoted on the Stock Exchange on 29 November 2004 immediately before trading in the shares in HLP was suspended, a discount of 4.7% to the average closing price of HK$12.6 per share as quoted on the Stock Exchange from 22 November 2004 to 29 November 2004, both dates inclusive, being the last five and a half trading days immediately prior to the issuance of this announcement and a discount of 3.5% to the average closing price of HK$12.4 per share as quoted on the Stock Exchange from 15 November 2004 to 29 November 2004, both dates inclusive, being the last ten and a half trading days immediately prior to the issuance of this announcement. The placing price and the discount were determined on an arm's length basis.

The directors of HLP are of the opinion that the placing price is fair and reasonable and is in the best interest of HLP.

Rights

The shares will be sold free of any third party rights. The placees will receive all dividends and distributions declared, made or paid on or after 30 November 2004.

Independence of the Placing Agent

Credit Suisse First Boston (Hong Kong) Limited is independent of and not connected with the director, chief executive or substantial shareholder of HLP and HLG or any of its subsidiaries or any of their respective associates.

Completion of placing

It is expected that the placing will be completed on or around 2 December 2004.

Termination events

The Placing Agreement contains provisions granting the Placing Agent the right to terminate its placing obligations on the occurrence of certain events including force majeure; any adverse change in the general affairs, prospects or financial

2. the completion of the placing having occurred pursuant to the terms of the Placing Agreement.

HLP will apply to the Listing Committee of the Stock Exchange for listing of and permission to deal in the new shares.

Completion of subscription

Completion of the subscription will take place on the second business day after the date upon which the last of the conditions to be satisfied shall have been so satisfied, provided if the conditions are not fulfilled within 14 days after the date of the Placing Agreement, the obligation and liabilities of HLP and HLG under such subscription shall become void.

Effect of the placing and the subscription

The shareholdings in HLP before and after the placing and the subscription are summarised as follows:

	At present		**After completion of the Placing but before subscription**		**Immediately after Completion of the placing and subscription**	
	No. of Shares *million*	*%*	**No. of Shares** *million*	*%*	**No. of Shares** *million*	*%*
HLG and its subsidiaries	1,886.4	57.2	1,516.4	46.0	1,886.4	51.4
Placees	—	—	370.0	11.2	370.0	10.1
Other public shareholders	1,413.6	42.8	1,413.6	42.8	1,413.6	38.5
	3,300.0	100.0	3,300.0	100.0	3,670.0	100.0

Upon completion of the placing and the subscription, HLG and its subsidiaries will be interested in about 51.4% of the enlarged share capital of HLP, and HLP will remain as a subsidiary of HLG.

An adjustment will also be made to the conversion ratio of the convertible cumulative preference shares in HLP as a result of the placing and subscription under the Placing Agreement pursuant to the terms of such preference shares. A further announcement will be made once the adjustment has been ascertained.

Reasons for the placing and the subscription

In the 12 months immediately before this announcement, HLP has not raised any funds on any issue of equity securities.

The net proceeds of the issue of the new shares are estimated to amount to approximately HK$4.4 billion and will be used by HLP primarily for the replenishment of land bank in Hong Kong. On the other hand, HLP also intends to make further investment in the property market in the PRC and part of the proceeds will be used for this purpose.

The directors of HLP believe the terms of the placing are fair and reasonable and that the placing will enlarge the shareholder base and capital base of HLP and strengthen its financial position.

The directors of HLG also considered the facilitating of the fund raising by HLP

Not less than 6 independent professional, institutional and/or individual investors to be procured by the Placing Agent. The placees are independent third parties and are not connected persons of HLP (as defined in the Listing Rules). No placee will become a substantial shareholder of HLP upon completion of the placing.

Placing Price

HK$12 per HLP share.

This is a discount of about 6.3% to the closing price of HK$12.8 per share quoted on the Stock Exchange on 29 November 2004 immediately before trading in the shares in HLP was suspended, a discount of 4.7% to the average closing price of HK$12.6 per share as quoted on the Stock Exchange from 22 November 2004 to 29 November 2004, both dates inclusive, being the last five and a half trading days immediately prior to the issuance of this announcement and a discount of 3.5% to the average closing price of HK$12.4 per share as quoted on the Stock Exchange from 15 November 2004 to 29 November 2004, both dates inclusive, being the last ten and a half trading days immediately prior to the issuance of this announcement. The placing price and the discount were determined on an arm's length basis.

The directors of HLP are of the opinion that the placing price is fair and reasonable and is in the best interest of HLP.

Rights

The shares will be sold free of any third party rights. The placees will receive all dividends and distributions declared, made or paid on or after 30 November 2004.

Independence of the Placing Agent

Credit Suisse First Boston (Hong Kong) Limited is independent of and not connected with the director, chief executive or substantial shareholder of HLP and HLG or any of its subsidiaries or any of their respective associates.

Completion of placing

It is expected that the placing will be completed on or around 2 December 2004.

Termination events

The Placing Agreement contains provisions granting the Placing Agent the right to terminate its placing obligations on the occurrence of certain events including force majeure, any adverse change in the general affairs, prospects or financial or trading position of HLP or its subsidiaries as a whole which is materially adverse to the success of the placing, or any event which would have rendered the warranties in the Placing Agreement untrue or incorrect in any material respect, in each case occurring prior to 4:00 p.m. on the date of completion of the placing. For this purpose, such event includes any significant change in local, national or international monetary, economic, financial, political or military conditions which is or would be materially adverse to the success of the placing. If the Placing Agent exercises such right to so terminate the placing, the placing will not proceed. In such event, an announcement will be made by HLP. Shareholders and investors are advised to exercise caution in dealing in the shares of HLP.

Lock-up

Pursuant to the Placing Agreement, HLG has undertaken to the Placing Agent that, prior to the expiry of the period of 180 days from completion of the placing, it will not and will procure that none of its nominees will sell or otherwise dispose of (either conditionally or unconditionally, or directly or indirectly, or otherwise) any shares in HLP (including the new shares but excluding the placing shares) or any interests therein, without the prior written consent of the Placing Agent.

Pursuant to the Placing Agreement, HLP has undertaken to the Placing Agent that, prior to the expiry of the period of 180 days from completion of the placing, it will not allot or issue or agree to allot or issue (either conditionally or unconditionally, or directly or indirectly, or otherwise) any shares or any interests in shares, except for (i) the new shares to be allotted and issued to HLG pursuant to the subscription or (ii) shares or interests in shares issued pursuant to the exercise of the warrants or the options which may be granted under the share option scheme of HLP from time to time in force or (iii) an issue of shares in lieu of the whole or part of a dividend on shares without the prior written consent of the Placing Agent, or (iv) conversion of outstanding convertible cumulative preference shares.

Number of new shares in HLP to be subscribed for by HLG or associates nominated by HLG

370,000,000 new ordinary shares of HK$1.00 each in HLP. This is approximately 11.2% of HLP's existing issued share capital, and about 10.1% of the issued share capital of HLP as enlarged by the subscription.

Subscription price

HK$12 per share. The total subscription monies payable by HLG to HLP will be the subscription price per share (i.e. HK$12) multiplied by the number of subscription shares less the commissions and other expenses incurred by HLG in relation to the placing and/or the subscription. The net proceeds of the subscription to HLP will be approximately HK$4.4 billion, based on which the net subscription price per share will be about HK$11.8.

Mandate to issue new shares

The new shares will be issued under the general mandate granted to the directors of HLP at the last annual general meeting held by HLP on 23 November 2004. Such general mandate has not been utilized since the date of the grant.

Ranking

The new shares, when fully paid, will rank equally with the existing issued shares of HLP.

Conditions of the subscription

The subscription is conditional upon:

1. the Listing Committee of the Stock Exchange granting listing of and permission to deal in the new shares (and such listing and permission not subsequently revoked prior to the delivery of definite share certificate(s) representing the subscription shares); and

	At present		After completion of the Placing but before subscription		Immediately after Completion of the placing and subscription	
	No. of Shares		**No. of Shares**		**No. of Shares**	
	million	%	*million*	%	*million*	%
HLG and its subsidiaries	1,886.4	57.2	1,516.4	46.0	1,886.4	51.4
Placees	—	—	370.0	11.2	370.0	10.1
Other public shareholders	1,413.6	42.8	1,413.6	42.8	1,413.6	38.5
	3,300.0	100.0	3,300.0	100.0	3,670.0	100.0

Upon completion of the placing and the subscription, HLG and its subsidiaries will be interested in about 51.4% of the enlarged share capital of HLP, and HLP will remain as a subsidiary of HLG.

An adjustment will also be made to the conversion ratio of the convertible cumulative preference shares in HLP as a result of the placing and subscription under the Placing Agreement pursuant to the terms of such preference shares. A further announcement will be made once the adjustment has been ascertained.

Reasons for the placing and the subscription

In the 12 months immediately before this announcement, HLP has not raised any funds on any issue of equity securities.

The net proceeds of the issue of the new shares are estimated to amount to approximately HK$4.4 billion and will be used by HLP primarily for the replenishment of land bank in Hong Kong. On the other hand, HLP also intends to make further investment in the property market in the PRC and part of the proceeds will be used for this purpose.

The directors of HLP believe the terms of the placing are fair and reasonable and that the placing will enlarge the shareholder base and capital base of HLP and strengthen its financial position.

The directors of HLG also considered the facilitating of the fund raising by HLP under the Placing Agreement and the terms thereof to be fair and reasonable and in the interest of HLG and its shareholders as a whole.

Information on HLG

HLG is a company listed on the Stock Exchange and has been involved in property development in Hong Kong for over 40 years. HLG is responsible for a growing list of developments throughout Hong Kong, and is active in Mainland China where its business has been concentrated in Shanghai since 1992.

Information on HLP

HLP is the property arm of HLG, being one of the largest property development and investment companies in Hong Kong in terms of its market capitalisation and with over 40 years of operation in the Hong Kong property market. HLP is currently a 57.2% owned subsidiary of HLG.

Listing

Dealing in the securities of HLG and HLP were suspended at the request of both companies from 2:30 p.m. on Monday, 29 November 2004 pending the release of this announcement. Application has been made by both companies for a resumption in trading of their securities with effect from 9:30 a.m. on Tuesday, 30 November 2004.

Definitions

"associates"	has the meaning as described to it under the Rules Governing the Listing of Securities on the Stock Exchange;
"HLG"	Hang Lung Group Limited, a limited liability company incorporated under the laws of Hong Kong whose shares are listed on the Stock Exchange;
"HLP"	Hang Lung Properties Limited, a limited liability company incorporated under the laws of Hong Kong whose shares are listed on the Stock Exchange;
"Placing Agent"	Credit Suisse First Boston (Hong Kong) Limited;
"Placing Agreement"	The placing, underwriting and subscription agreement dated 29 November 2004 entered into between HLG, HLP and the Placing Agent; and
"Stock Exchange"	The Stock Exchange of Hong Kong Limited.

As at the date of this announcement, the board of directors of HLP comprises of 4 executive directors, namely Ronnie Chan Chichung, Nelson Yuen Wai Leung, Wilfred Ho Sai Leung, Terry Ng Sze Yuen and 5 independent non-executive directors, namely, Ronald Joseph Arculli, Laura Chen Lok Yee, Cheng Hon Kwan, Liu Pak Wai and Yin Shang Shing.

As at the date of this announcement, the board of directors of HLG comprises of 4 executive directors, namely Ronnie Chan Chichung, Nelson Yuen Wai Leung, Wilfred Ho Sai Leung, Terry Ng Sze Yuen, a non-executive director namely, Gerald Chan Lokchung and 5 independent non-executive directors namely, Simon Ip Sik On, Laura Chen Lok Yee, Cheng Hon Kwan, York Liao and Yin Shang Shing.

By Order of the Board

Hang Lung Properties Limited	**Hang Lung Group Limited**
Terry S.Y. Ng	**Terry S.Y. Ng**
Executive Director	*Executive Director*

Hong Kong, 29 November 2004

聯合公佈

恒隆地產 HANG LUNG PROPERTIES | 恒隆集團 HANG LUNG GROUP

恒隆地產有限公司 Hang Lung Properties Limited
（於香港註冊成立之有限公司）
（股份代號：101）

恒隆集團有限公司 Hang Lung Group Limited
（於香港註冊成立之有限公司）
（股份代號：10）

由
恒隆集團有限公司配售
恒隆地產有限公司
現有股份及認購新股份

唯一配售代理

CREDIT SUISSE | FIRST BOSTON

Credit Suisse First Boston (Hong Kong) Limited

恒隆地產及恒隆集團訂立配售協議，據此恒隆集團將出售或促使出售恒隆地產之現有普通股370,000,000股，每股作價12港元，及將認購或促使認購恒隆地產新股份370,000,000股，每股作價與配售價相同。該批370,000,000股現有普通股將由配售代理售予不少於六名之獨立專業、機構及／或個人投資者。

恒隆地產從是次配售及認購所得款項淨額將約為44億港元。恒隆地產計劃主要運用所得款項淨額於香港補充土地儲備。恒隆地產亦有意進一步投資於中國地產市場，所以部分所得款項將用作該用途。

於二零零四年十一月二十九日訂立之配售協議

訂約各方

(i) 恒隆集團，恒隆地產之控股股東，作為賣方出售或促使出售根據本配售協議將配售之恒隆地產現有股份；

(ii) 恒隆地產；及

(iii) Credit Suisse First Boston (Hong Kong) Limited（作為配售代理及配售之包銷商）。

將予配售之股份數目

恒隆地產每股面值1.00港元之現有普通股370,000,000股。

該批股份相當於恒隆地產現有已發行普通股股本中每股面值1.00港元之普通股3,299,977,370股約11.2%，及恒隆地產經認購擴大之已發行股本約10.1%。

承配人

配售代理促使不少於六名之獨立專業、機構及／或個人投資者。承配人為獨立第三者，並非恒隆地產之關連人士（定義見上市規則）。於配售完成後，並無承配人將成為恒隆地產之主要股東。

配售價

恒隆地產每股12港元。

配售價與恒隆地產股份於二零零四年十一月二十九日在緊貼暫停買賣前所報之收市價每股12.8港元折讓約6.3%，較二零零四年十一月二十二日至二零零四年十一月二十九日（即緊貼刊發本公佈前最近五個半交易日，首尾兩日包括在內）在聯交所所報之平均收市價每股12.6港元比較折讓4.7%，另較二零零四年十一月十五日至二零零四年十一月二十九日（即緊貼刊發本公佈前最近十個半交易日，首尾兩日包括在內）在聯交所所報之平均收市價每股12.4港元比較折讓3.5%。配售價與折讓乃以公平交易基準釐定。

恒隆地產之董事認為，配售價公平及合理，並符合恒隆地產之最佳利益。

權利

股份將不附帶任何第三者權利出售。承配人將收取於二零零四年十一月三十日或之後所宣派、作出或支付之所有股息及分派。

配售代理之獨立性

Credit Suisse First Boston (Hong Kong) Limited獨立於恒隆地產及恒隆集團或其任何附屬公司之董事、主要行政人員或主要股東或彼等各自之任何聯繫人，及與彼等並無關連。

權益

新股份於繳足後將與恒隆地產現有已發行股份享有相同權益。

認購之條件

認購須待以下條件達成後，方可作實：

1. 聯交所上市委員會批准新股份上市及買賣（而該項上市及買賣批准並無於交付代表認購股份之定額股票前撤回）；及

2. 配售事項已根據配售協議之條款完成。

恒隆地產將向聯交所上市委員會申請新股份之上市及買賣。

認購完成

認購完成將於最後一項條件根據規定而達成日期後之第二個營業日發生，惟倘條件於配售協議後十四日內仍未達成，則恒隆地產及恒隆集團根據認購之責任及負債將失效。

配售及認購之影響

恒隆地產於配售及認購前和配售及認購後之股權分佈概述如下：

	現時		配售完成後但於認購前		緊隨配售及認購完成後	
	股份數目		股份數目		股份數目	
	百萬	%	百萬	%	百萬	%
恒隆集團及其附屬公司	1,886.4	57.2	1,516.4	46.0	1,886.4	51.4
承配人	–	–	370.0	11.2	370.0	10.1
其他公眾股東	1,413.6	42.8	1,413.6	42.8	1,413.6	38.5
	3,300.0	100.0	3,300.0	100.0	3,670.0	100.0

於配售及認購完成時，恒隆集團及其附屬公司將擁有恒隆地產經擴大股本約51.4%之權益，而恒隆地產將維持為恒隆集團之附屬公司。

根據優先股之條款，因配售協議項下進行之配售及認購，亦將導致恒隆地產之可換股累積優先股轉換率予以調整。當確定調整後，將會另行發表公佈。

進行配售及認購之原因

緊接於本公佈刊發前十二個月內，恒隆地產並無透過發行股本證券籌集任何資金。

發行新股份之所得款項淨額估計約為44億港元，並將主要由恒隆地產用於香港補充土地儲備。另一方面，恒隆地產亦有意進一步投資於中國地產市場，所以部分所得款項將用作該用途。

恒隆地產之董事相信，配售之條款公平合理，而配售將擴大股

承配人

配售代理促使不少於六名之獨立專業、機構及／或個人投資者。承配人為獨立第三者，並非恒隆地產之關連人士（定義見上市規則）。於配售完成後，並無承配人將成為恒隆地產之主要股東。

配售價

恒隆地產每股12港元。

配售價與恒隆地產股份於二零零四年十一月二十九日在緊貼暫停買賣前所報之收市價每股12.8港元折讓約6.3%，較二零零四年十一月二十二日至二零零四年十一月二十九日（即緊貼刊發本公佈前最近五個半交易日，首尾兩日包括在內）在聯交所所報之平均收市價每股12.6港元比較折讓4.7%，另較二零零四年十一月十五日至二零零四年十一月二十九日（即緊貼刊發本公佈前最近十個半交易日，首尾兩日包括在內）在聯交所所報之平均收市價每股12.4港元比較折讓3.5%。配售價與折讓乃以公平交易基準釐定。

恒隆地產之董事認為，配售價公平及合理，並符合恒隆地產之最佳利益。

權利

股份將不附帶任何第三者權利出售。承配人將收取於二零零四年十一月三十日或之後所宣派、作出或支付之所有股息及分派。

配售代理之獨立性

Credit Suisse First Boston (Hong Kong) Limited獨立於恒隆地產及恒隆集團或其任何附屬公司之董事、主要行政人員或主要股東或彼等各自之任何聯繫人，及與彼等並無關連。

配售完成

預期配售將於二零零四年十二月二日或前後完成。

終止事件

配售協議載有條文，授予配售代理權利，於發生若干事件，包括不可抗力、恒隆地產或其附屬公司之一般狀況、前景或財務或營業狀況整體出現任何變動而對配售成功構成不利影響、或在任何實質方面將會導致配售協議內之保證為不真實或不正確之任何事件時，終止其就配售承擔之責任，就上述任何一項事件而言，須於配售完成日期下午四時前發生。就此而言，該事件包括本地、國家或國際貨幣、經濟、金融、政治或軍事局面發生任何重大轉變之事件，而正會或將會對配售成功構成重大不利的影響。倘若配售代理行使權利終止配售，配售將不會進行。在該情況下，恒隆地產將刊發公佈。股東及投資者於買賣恒隆地產之股份時，務須審慎行事。

禁售

根據配售協議，恒隆集團向配售代理承諾，於配售完成起計180日期間屆滿前，未取得配售代理事先之書面同意前，其將不會及將促使其代名人不會出售或以其他方式處置（不論有條件或無條件，或直接或間接，或以其他方式）恒隆地產之任何股份（包括新股份，但不包括配售股份）或於當中之任何權益。

根據配售協議，恒隆地產向配售代理承諾，於配售完成起計180日期間屆滿前，其將不會配發或發行或同意配發或發行（不論有條件或無條件，或直接或間接，或以其他方式）任何股份或於股份之任何權益，惟不包括(i)根據認購向恒隆集團配發及發行之新股份或(ii)根據行使認股權證或依照恒隆地產不時生效之股份期權計劃可能授出之期權而發行之股份或於股份之權益或(iii)未取得配售代理事先同意前，發行股份代替股份之全部或部分股息，或(iv)轉換於市場流通之可換股累積優先股。

恒隆集團或恒隆集團指定之聯繫人將認購之恒隆地產新股份數目

恒隆地產每股面值1.00港元之新普通股370,000,000股。該批股份相當於恒隆地產現有已發行股本中每股面值1.00港元之普通股約11.2%，及經認購擴大之已發行股本約10.1%。

認購價

每股12港元。恒隆集團應付恒隆地產之總認購價，將為每股之認購價（即12港元）乘以認購股份數目，減恒隆集團就配售及／或認購產生之佣金及其他費用。恒隆地產可獲得之認購所得款項淨額將約為44億港元，據此，每股認購價淨額將約為11.8港元。

發行新股份之授權

新股份將根據恒隆地產於二零零四年十一月二十三日舉行之最近一次股東周年大會授予恒隆地產董事之一般性授權予以發行。該項授權自授出日期起並未獲使用。

地產及恒隆集團根據認購之責任及負債將失效。

配售及認購之影響

恒隆地產於配售及認購前和配售及認購後之股權分佈概述如下：

	現時		配售完成後但於認購前		緊隨配售及認購完成後	
	股份數目		股份數目		股份數目	
	百萬	%	百萬	%	百萬	%
恒隆集團及其附屬公司	1,886.4	57.2	1,516.4	46.0	1,886.4	51.4
承配人	–	–	370.0	11.2	370.0	10.1
其他公眾股東	1,413.6	42.8	1,413.6	42.8	1,413.6	38.5
	3,300.0	100.0	3,300.0	100.0	3,670.0	100.0

於配售及認購完成時，恒隆集團及其附屬公司將擁有恒隆地產經擴大股本約51.4%之權益，而恒隆地產將維持為恒隆集團之附屬公司。

根據優先股之條款，因配售協議項下進行之配售及認購，亦將導致恒隆地產之可換股累積優先股轉換率予以調整。當確定調整後，將會另行發表公佈。

進行配售及認購之原因

緊接於本公佈刊發前十二個月內，恒隆地產並無透過發行股本證券籌集任何資金。

發行新股份之所得款項淨額估計約為44億港元，並將主要由恒隆地產用於香港補充土地儲備。另一方面，恒隆地產亦有意進一步投資於中國地產市場，所以部分所得款項將用作該用途。

恒隆地產之董事相信，配售之條款公平合理，而配售將擴大股東基礎及恒隆地產之資本基礎，並鞏固其財務狀況。

恒隆集團之董事認為，恒隆地產根據配售協議促使資金籌集及其相關條款公平合理，符合恒隆集團及其股東之整體利益。

有關恒隆集團之資料

恒隆集團乃一家於聯交所上市之公司，從事香港地產發展超過四十年。恒隆集團於香港進行發展之項目不斷增加，亦積極於中國發展業務，自一九九二年以來一直集中於上海經營業務。

有關恒隆地產之資料

恒隆地產為恒隆集團之地產發展部門，以市值計，是香港最大地產發展及投資公司之一，於香港地產市場經營業務超過四十年。現時恒隆地產乃恒隆集團持有57.2%股權之附屬公司。

上市

應兩家公司之要求，恒隆集團及恒隆地產之證券，由二零零四年十一月二十九日星期一下午二時三十分起暫停買賣，以待刊發本公佈。兩家公司已申請彼等之證券於二零零四年十一月三十日星期二上午九時三十分起恢復買賣。

釋義

「聯繫人」	指	具有聯交所證券上市規則所賦予之涵義；
「恒隆集團」	指	恒隆集團有限公司，一家根據香港法例註冊成立之有限公司，其股份於聯交所上市；
「恒隆地產」	指	恒隆地產有限公司，一家根據香港法例註冊成立之有限公司，其股份於聯交所上市；
「配售代理」	指	Credit Suisse First Boston (Hong Kong) Limited；
「配售協議」	指	恒隆集團、恒隆地產與配售代理於二零零四年十一月二十九日訂立之配售、包銷及認購協議；及
「聯交所」	指	香港聯合交易所有限公司。

於本公佈刊發日期，恒隆地產之董事局包括四名執行董事陳啟宗、袁偉良、何世良、吳士元及五名獨立非執行董事夏佳理、陳樂怡、鄭漢鈞、廖柏偉及殷尚賢。

於本公佈刊發日期，恒隆集團之董事局包括四名執行董事陳啟宗、袁偉良、何世良、吳士元；一名非執行董事陳樂宗和五名獨立非執行董事葉錫安、陳樂怡、鄭漢鈞、廖約克及殷尚賢。

承董事局命

恒隆地產有限公司	恒隆集團有限公司
執行董事	執行董事
吳士元	吳士元

香港，二零零四年十一月二十九日

恒隆地產
HANG LUNG PROPERTIES

FAX TRANSMISSION

Date	30th November, 2004	Fax number	2537-9351
To	Mr. Ricky Chu, SEHKL		
From	Robin Ching		
Total Pages (including this cover)	1		

If you do not receive all the pages, please call at *Fax*

MESSAGE

Re: Unusual Movements in the Trading Volume
<u>Of Shares of Hang Lung Properties Limited</u>

We have noted today's increase in the trading volume of the shares of the Company and wish to state that we are not aware of any reasons for such increases.

Save as our announcement dated 29 November, 2004, we confirm that there are no negotiations or agreements relating to intended acquisitions or realisations which are discloseable under Rule 13.23, neither is the Board aware of any matter discloseable under the general obligation imposed by Rule 13.09, which is or may be of a price-sensitive nature.

Made by the order of the Board
Of HANG LUNG PROPERTIES LIMITED

Robin Ching
Company Secretary

As at the date of this Statement, the board of directors of the Company comprises of Ronnie C. Chan, Nelson W.L. Yuen, Wilfred S.L. Ho, Terry S.Y. Ng, Ronald J. Arculli, Laura L.Y. Chen, H.K. Cheng, P.W. Liu and S.S. Yin

FORM I

Monthly Return On Movement of Listed Equity Securities

For the month ended 30th November, 2004

To : ~~The Listing Division of The Stock Exchange of Hong Kong Limited~~
~~CC:~~ The Research & Planning Department of The Stock Exchange of Hong Kong Limited

From : HANG LUNG PROPERTIES LIMITED
(Name of Company)

Esther S.M. Li — Tel No.: 2879-0365
(Name of Responsible Official)

Date : 6th December, 2004

(A) Information on Types of Listed Equity Securities :
(please tick wherever applicable)

1. Ordinary shares : ✓
2. Preference shares :
3. Other classes of shares : ✓ — please specify : Convertible Cumulative Preference Shares
4. Warrants : — please specify :

(B) Movement in Authorised Share Capital:

	No. of ordinary shares/ Preference shares/ other classes of shares	Par Value (HK$)	Authorised Share Capital (HK$)
Balance at close of preceding month	4,500,000,000 200,000	1.00 7,500.00	4,500,000,000 1,500,000,000
Increase/(Decrease) (EGM approval date): ( )	N/A	N/A	N/A
Balance at close of the month	4,500,000,000 200,000	1.00 7,500.00	4,500,000,000 1,500,000,000
			6,000,000,000

(C) Movement in Issued Share Capital:

	No. of Ordinary shares	No. of Preference shares	No. of other classes of shares
Balance at close of preceding month:	3,299,977,370	75,050	
Increase/(Decrease) during the month	—	—	
Balance at close of the month :	3,299,977,370	75,050	

(D) Details of Movement :

* please delete and insert 'N/A' wherever inapplicable

TYPE OF SECURITIES	SECURITIES IN ISSUE AT CLOSE OF PRECEDING MONTH	MOVEMENT DURING THE MONTH			SECURITIES IN ISSUE AT CLOSE OF THE MONTH	IN NO. OF NEW SHARES ARISING THEREFROM
SHARE OPTIONS* Type	No. of Options	Granted	Exercised	Cancelled	No. of Options	
1. Share Option Scheme expired on 21/11/2012 Exercise price: HK$ 9.20	29,361,000	N/A	N/A	N/A	29,361,000	Nil
2. ______ Exercise price: HK$ ______						
WARRANTS* Date of Expiry	Nominal Value (HK$)	Exercised (HK$)			Nominal Value (HK$)	
1. ______ Subscription price: HK$ ______ 2. ______ Subscription price: HK$ ______	N/A	N/A			N/A	N/A
CONVERTIBLES* Class	Units	Converted (Units)			Units	
Preference Shares Convertible price: HK$ 10.10	75,050	N/A			75,050	Nil
OTHER ISSUES OF SHARES*						
Rights Issue	Price :	Issue and allotment Date :				N/A
Placing	Price :	Issue and allotment Date:				
Bonus Issue		Issue and allotment Date:				
Scrip Dividend		Issue and allotment Date :				
Repurchase of share		Cancellation Date :				
Redemption of share		Redemption Date :				
Consideration issue	Price:	Issue and allotment Date :				
Others (please specify)	Price:	Issue and allotment Date :				
	Total No. of ordinary shares/preference shares/other classes of shares increased/(decreased) during the month:					Nil

Remarks : ______________________

Authorised Signatory:

Name : Esther Li

Title : Assistant Co. Secretary

Note:

All information contained in this form may be reproduced and provided to other information vendors or users of market data at the sole discretion of the Stock Exchange without prior notification to the company/issuer.

FORM 2

CORPORATE SUBSTANTIAL SHAREHOLDER NOTICE

Notice pursuant to s. 324 of Part XV of the Securities and Futures Ordinance (Cap. 571)

Form for use by a corporation giving notice of :

(i) First acquiring an interest in 5% or more of the shares of a listed corporation (i.e. first becoming a substantial shareholder);

(ii) Changes in the percentage level, or nature, of its interest or its short position in such shares; and

(iii) Ceasing to have an interest of 5% in such shares (complete Boxes 1 to 19 and 27 only).

This Form must be completed in accordance with the directions and instructions in the Notes to Form 2.

1. Name of listed corporation HANG LUNG PROPERTIES LIMITED	
2. Stock code 101	**4. Number of issued shares in class** 3,299,977,370
3. Class of shares Ordinary	

5. Name of substantial shareholder Purotat Limited	**8. Business registration number** 15331355-000-02	
	9. Place of incorporation Hong Kong	Certificate of Incorporation No. 344098
6. Registered office 26th Floor, 4 Des Voeux Road Central, Hong Kong	**10. Contact person** Mr. CHING Sik Wing, Robin	
	11. Daytime tel. No. 28790111	**12. e-mail address**
7. Principal place of business in Hong Kong N/A	**13. Exchange on which listed** N/A	
	14. Name of listed parent and exchange on which parent is listed Hang Lung Group Limited/Hong Kong Stock Exchange	

15. Date of relevant event

30	11	2004
(day)	(month)	(year)

16. Date when the substantial shareholder became aware of the relevant event/ interest in the shares (if later)

(day)	(month)	(year)

17. Details of relevant event

	Relevant event code describing circumstances (see Table 1)	Code describing capacity in which shares were/are held (see Table 2) Before relevant event	After relevant event	Number of shares bought/sold or involved	Currency of transaction	On Exchange: Highest price per share	On Exchange: Average price per share	Off Exchange: Average consideration per share	Off Exchange: Consideration Code (see Table 3)
Long position	102	201	201	300,000,000	HKD				- Select -
Short position	- Select -	- Select -	- Select -						

18. Total shares immediately before the relevant event

	Total number of shares	Percentage figure (%)
Long position	354,227,500	10.73
Short position		
Lending pool		

19. Total shares immediately after the relevant event

	Total number of shares	Percentage figure (%)
Long position	54,227,500	1.64
Short position		
Lending pool		

20. Capacity in which interests disclosed in Box 19 are held

Code describing capacity (see Table 2)	Number of shares: Long position	Short position
205	54,227,500	
- Select -		
- Select -		
- Select -		
- Select -		

21. Further information in respect of derivative interests

Code describing derivatives (see Table 4)	Number of shares: Long position	Short position
- Select -		
- Select -		
- Select -		
- Select -		
- Select -		

22. Further information in relation to interests of corporations controlled by substantial shareholder

Name of controlled corporation	Address and place of incorporation	Name of controlling shareholder	% control	Direct interest (Y/N)	Number of shares	
					Long position	Short Position
	N/A					

23. Further information in relation to interests held by substantial shareholder jointly with another person

Name of joint shareholder	Address	Number of shares	
		Long position	Short Position
	N/A		

24. Further information from a trustee, or beneficiary of a trust, or a founder of a Discretionary Trust

Name of Trust	Address	Status Code (see Table 5)	Number of shares	
			Long position	Short position
		- Select -		
	N/A	- Select -		
		- Select -		

25. Further information from a party to an agreement under Section 317 **(Please see Notes for further information required)**

Names of other parties	Address	Number of shares
	N/A	
Total number of shares in which substantial shareholder is interested under section 317 and 318		

26. Details of person(s) in accordance with whose directions the substantial shareholder or its directors are accustomed to act

Names	Address	Relationship Code (see Table 6)	Percentage (%)
		- Select -	
	N/A	- Select -	
		- Select -	

27. Date of filing this Form 2

02	12	2004
(day)	(month)	(year)

28. Number of continuation sheets 0

29. Number of attachments 0

Form 2.

FORM 2

CORPORATE SUBSTANTIAL SHAREHOLDER NOTICE

Notice pursuant to s. 324 of Part XV of the Securities and Futures Ordinance (Cap. 571)

Form for use by a corporation giving notice of :

(i) First acquiring an interest in 5% or more of the shares of a listed corporation (i.e. first becoming a substantial shareholder);

(ii) Changes in the percentage level, or nature, of its interest or its short position in such shares; and

(iii) Ceasing to have an interest of 5% in such shares (complete Boxes 1 to 19 and 27 only).

This Form must be completed in accordance with the directions and instructions in the Notes to Form 2.

1. Name of listed corporation HANG LUNG PROPERTIES LIMITED	
2. Stock code 101	**4. Number of issued shares in class** 3,299,977,370
3. Class of shares Ordinary	

5. Name of substantial shareholder Hang Lung Group Limited	**8. Business registration number** 01050802-000-09	
	9. Place of incorporation Hong Kong	Certificate of Incorporation No. 6206
6. Registered office 28th Floor, 4 Des Voeux Road Central, Hong Kong	**10. Contact person** Mr. CHING Sik Wing, Robin	
	11. Daytime tel. No. 28790111	**12. e-mail address**
7. Principal place of business in Hong Kong N/A	**13. Exchange on which listed** Hong Kong Stock Exchange	
	14. Name of listed parent and exchange on which parent is listed N/A	

15. Date of relevant event

30	11	2004
(day)	(month)	(year)

16. Date when the substantial shareholder became aware of the relevant event/ interest in the shares (if later)

(day)	(month)	(year)

17. Details of relevant event

	Relevant event code describing circumstances (see Table 1)	Code describing capacity in which shares were/are held (see Table 2)		Number of shares bought/sold or involved	Currency of transaction	On Exchange		Off Exchange	
		Before relevant event	After relevant event			Highest price per share	Average price per share	Average consideration per share	Consideration Code (see Table 3)
Long position	103	205	205	364,900,000	HKD				- Select -
Short position	- Select -	- Select -	- Select -						

18. Total shares immediately before the relevant event

	Total number of shares	Percentage figure (%)
Long position	1,881,278,570	57.01
Short position		
Lending pool		

19. Total shares immediately after the relevant event

	Total number of shares	Percentage figure (%)
Long position	1,516,378,570	45.95
Short position		
Lending pool		

20. Capacity in which interests disclosed in Box 19 are held

Code describing capacity (see Table 2)	Number of shares	
	Long position	Short position
205	1,516,378,570	
- Select -		
- Select -		
- Select -		
- Select -		

21. Further information in respect of derivative interests

Code describing derivatives (see Table 4)	Number of shares	
	Long position	Short position
- Select -		
- Select -		
- Select -		
- Select -		
- Select -		

22. Further information in relation to interests of corporations controlled by substantial shareholder

Name of controlled corporation	Address and place of incorporation	Name of controlling shareholder	% control	Direct interest (Y/N)	Number of shares	
					Long position	Short Position
	(see attached Continuation Sheet)					

23. Further information in relation to interests held by substantial shareholder jointly with another person

Name of joint shareholder	Address	Number of shares	
		Long position	Short Position
	N/A		

24. Further information from a trustee, or beneficiary of a trust, or a founder of a Discretionary Trust

Name of Trust	Address	Status Code (see Table 5)	Number of shares	
			Long position	Short position
		- Select -		
	N/A	- Select -		
		- Select -		

25. Further information from a party to an agreement under Section 317 (Please see Notes for further information required)

Names of other parties	Address	Number of shares
	N/A	
Total number of shares in which substantial shareholder is interested under section 317 and 318		

26. Details of person(s) in accordance with whose directions the substantial shareholder or its directors are accustomed to act

Names	Address	Relationship Code (see Table 6)	Percentage (%)
		- Select -	
	N/A	- Select -	
		- Select -	

27. Date of filing this Form 2

02	12	2004
(day)	(month)	(year)

28. Number of continuation sheets: 1

29. Number of attachments: 0

Form 2.

Continuation Sheet

22. Further information in relation to interests of corporations controlled by substantial shareholder

Name of controlled corporation	Address and place of incorporation	Name of controlling shareholder	% control	Direct interest (Y/N)	Number of shares	
					Long position	Short position
Prosperland Housing Limited	26th Floor, 4 Des Voeux Road Central, Hong Kong. (Hong Kong)	Hang Lung Group Limited	100.00	Y	1,267,523,511	
Prosperland Housing Limited	26th Floor, 4 Des Voeux Road Central, Hong Kong. (Hong Kong)	Hang Lung Group Limited	100.00	N	85,179	
Curicao Company Limited	26th Floor, 4 Des Voeux Road Central, Hong Kong. (Hong Kong)	Prosperland Housing Limited	100.00	Y	85,179	
Purotat Limited	26th Floor, 4 Des Voeux Road Central, Hong Kong. (Hong Kong)	Hang Lung Group Limited	100.00	Y	54,227,500	
Yee Fly Investment Limited	26th Floor, 4 Des Voeux Road Central, Hong Kong. (Hong Kong)	Hang Lung Group Limited	100.00	Y	163,665	
Yee Fly Investment Limited	26th Floor, 4 Des Voeux Road Central, Hong Kong. (Hong Kong)	Hang Lung Group Limited	100.00	N	67,294,945	
Yee Fly Investment Limited	26th Floor, 4 Des Voeux Road Central, Hong Kong. (Hong Kong)	Hang Lung Group Limited	100.00	N	8,520	
Believecity Limited	26th Floor, 4 Des Voeux Road Central, Hong Kong. (Hong Kong)	Yee Fly Investment Limited	100.00	Y	67,294,945	
Kindstock Limited	26th Floor, 4 Des Voeux Road Central, Hong Kong. (Hong Kong)	Yee Fly Investment Limited	100.00	Y	8,520	
Cokage Limited	26th Floor, 4 Des Voeux Road Central, Hong Kong. (Hong Kong)	Hang Lung Group Limited	100.00	Y	53,893,250	
Atlas Limited	Akara Building, 24 De Castro Street, Wickhams Cay I, Road Town, Tortola, British Virgin Islands. (British Virgin Islands)	Hang Lung Group Limited	100.00	N	73,182,000	
Hang Kong Company Limited	26th Floor, 4 Des Voeux Road Central, Hong Kong. (Hong Kong)	Atlas Limited	100.00	Y	73,182,000	

FORM 2

CORPORATE SUBSTANTIAL SHAREHOLDER NOTICE

Notice pursuant to s. 324 of Part XV of the Securities and Futures Ordinance (Cap. 571)

Form for use by a corporation giving notice of:

(i) First acquiring an interest in 5% or more of the shares of a listed corporation (i.e. first becoming a substantial shareholder);

(ii) Changes in the percentage level, or nature, of its interest or its short position in such shares; and

(iii) Ceasing to have an interest of 5% in such shares (complete Boxes 1 to 19 and 27 only).

This Form must be completed in accordance with the directions and instructions in the Notes to Form 2.

1. Name of listed corporation HANG LUNG PROPERTIES LIMITED	
2. Stock code 101	**4. Number of issued shares in class** 3,299,977,370
3. Class of shares ORDINARY	

5. Name of substantial shareholder COLE LIMITED	**8. Business registration number** N/A	
	9. Place of incorporation ISLE OF MAN	Certificate of Incorporation No. 29074
6. Registered office 33-37 ATHOL STREET, DOUGLAS, ISLE OF MAN	**10. Contact person** HO TUEN YEE	
	11. Daytime tel. No. 2890 6484	**12. e-mail address**
7. Principal place of business in Hong Kong N/A	**13. Exchange on which listed** N/A	
	14. Name of listed parent and exchange on which parent is listed N/A	

15. Date of relevant event

(day)	(month)	(year)
30	11	2004

16. Date when the substantial shareholder became aware of the relevant event/ interest in the shares (if later)

(day)	(month)	(year)
N/A	N/A	N/A

17. Details of relevant event

	Relevant event code describing circumstances (see Table 1)	Code describing capacity in which shares were/are held (see Table 2) Before relevant event	After relevant event	Number of shares bought/sold or involved	Currency of transaction	On Exchange: Highest price per share	On Exchange: Average price per share	Off Exchange: Average consideration per share	Off Exchange: Consideration Code (see Table 3)
Long position	103	207	207	370,000,000	HKD	N/A	N/A	12.000	- Select - 301
Short position	- Select - N/A	- Select -	- Select -						

18. Total shares immediately before the relevant event

	Total number of shares	Percentage figure (%)
Long position	1,914,711,670	58.02
Short position	N/A	
Lending pool	N/A	

19. Total shares immediately after the relevant event

	Total number of shares	Percentage figure (%)
Long position	1,544,711,670	46.81
Short position	N/A	
Lending pool	N/A	

20. Capacity in which interests disclosed in Box 19 are held

Code describing capacity (see Table 2)	Number of shares: Long position	Short position
207	1,544,711,670	N/A
- Select -		
- Select -		
- Select -		
- Select -		

21. Further information in respect of derivative interests

Code describing derivatives (see Table 4)	Number of shares: Long position	Short position
- Select - N/A		
- Select -		
- Select -		
- Select -		
- Select -		

22. Further information in relation to interests of corporations controlled by substantial shareholder

Name of controlled corporation	Address and place of incorporation	Name of controlling shareholder	% control	Direct interest (Y/N)	Number of shares	
					Long position	Short Position
KINGSWICK INVESTMENT LIMITED	PASEA ESTATE, ROAD TOWN, TORTOLA, BRITISH VIRGIN ISLANDS (BRITISH VIRGIN ISLANDS)	COLE LIMITED	100.00	Y	28,333,100	N/A
KINGSWICK INVESTMENT LIMITED	PASEA ESTATE, ROAD TOWN, TORTOLA, BRITISH VIRGIN ISLANDS (BRITISH VIRGIN ISLANDS)	COLE LIMITED	100.00	N	1,516,378,570	N/A
FARBASE INVESTMENT LIMITED	PASEA ESTATE, ROAD TOWN, TORTOLA, BRITISH VIRGIN ISLANDS (BRITISH VIRGIN ISLANDS)	COLE LIMITED	100.00	N	1,516,378,570	N/A
MAGENTA HOLDINGS LIMITED	P.O. BOX 71, CRAIGMUIR CHAMBERS, ROAD TOWN, TORTOLA, BRITISH VIRGIN ISLANDS (BRITISH VIRGIN ISLANDS)	COLE LIMITED	100.00	N	1,516,378,570	N/A
BOLAND ENTERPRISES LIMITED	PASEA ESTATE, ROAD TOWN, TORTOLA, BRITISH VIRGIN ISLANDS (BRITISH VIRGIN ISLANDS)	MAGENTA HOLDINGS LIMITED	100.00	N	1,516,378,570	N/A
HANG LUNG GROUP LIMITED	28TH FLOOR, 4 DES VOEUX ROAD CENTRAL, HONG KONG (HONG KONG)	COLE LIMITED	37.16	N	1,516,378,570	N/A
PROSPERLAND HOUSING LIMITED	26TH FLOOR, 4 DES VOEUX ROAD CENTRAL, HONG KONG (HONG KONG)	HANG LUNG GROUP LIMITED	100.00	Y	1,267,608,690	N/A
PROSPERLAND HOUSING LIMITED	26TH FLOOR, 4 DES VOEUX ROAD CENTRAL, HONG KONG (HONG KONG)	HANG LUNG GROUP LIMITED	100.00	N	85,179	N/A

23. Further information in relation to interests held by substantial shareholder jointly with another person

Name of joint shareholder	Address	Number of shares	
		Long position	Short Position
N/A			

24. Further information from a trustee, or beneficiary of a trust, or a founder of a Discretionary Trust

Name of Trust	Address	Status Code (see Table 5)	Number of shares	
			Long position	Short position
(PRIVATE)	(PRIVATE)	501	1,544,711,670 IN TOTAL	N/A
		- Select -		
		- Select -		

25. Further information from a party to an agreement under Section 317 (Please see Notes for further information required)

Names of other parties	Address	Number of shares
N/A		
Total number of shares in which substantial shareholder is interested under section 317 and 318		

26. Details of person(s) in accordance with whose directions the substantial shareholder or its directors are accustomed to act

Names	Address	Relationship Code (see Table 6)	Percentage (%)
N/A		- Select -	
		- Select -	
		- Select -	

27. Date of filing this Form 2

3	12	2004
(day)	(month)	(year)

28. Number of continuation sheets: 1

29. Number of attachments:

Form 2

22. Further information in relation to interests of corporations controlled by substantial shareholder

Name of controlled corporation	Address and place of incorporation	Name of controlling shareholder	% control	Direct interest (Y/N)	Number of shares	
					Long position	Short Position
CURICAO COMPANY LIMITED	26TH FLOOR, 4 DES VOEUX ROAD CENTRAL, HONG KONG (HONG KONG)	PROSPERLAND HOUSING LIMITED	100.00	Y	85,179	N/A
PUROTAT LIMITED	26TH FLOOR, 4 DES VOEUX ROAD CENTRAL, HONG KONG (HONG KONG)	HANG LUNG GROUP LIMITED	100.00	Y	54,227,500	N/A
YEE FLY INVESTMENT LIMITED	26TH FLOOR, 4 DES VOEUX ROAD CENTRAL, HONG KONG (HONG KONG)	HANG LUNG GROUP LIMITED	100.00	Y	163,665	N/A
YEE FLY INVESTMENT LIMITED	26TH FLOOR, 4 DES VOEUX ROAD CENTRAL, HONG KONG (HONG KONG)	HANG LUNG GROUP LIMITED	100.00	N	67,294,945	N/A
YEE FLY INVESTMENT LIMITED	26TH FLOOR, 4 DES VOEUX ROAD CENTRAL, HONG KONG (HONG KONG)	HANG LUNG GROUP LIMITED	100.00	N	8,520	N/A
BELIEVECITY LIMITED	26TH FLOOR, 4 DES VOEUX ROAD CENTRAL, HONG KONG (HONG KONG)	YEE FLY INVESTMENT LIMITED	100.00	Y	67,294,945	N/A
KINDSTOCK LIMITED	26TH FLOOR, 4 DES VOEUX ROAD CENTRAL, HONG KONG (HONG KONG)	YEE FLY INVESTMENT LIMITED	100.00	Y	8,520	N/A
COKAGE LIMITED	26TH FLOOR, 4 DES VOEUX ROAD CENTRAL, HONG KONG (HONG KONG)	HANG LUNG GROUP LIMITED	100.00	Y	53,893,250	N/A
ATLAS LIMITED	AKARA BUILDING, 24 DE CASTRO STREET, WICKHAMS CAY I, ROAD TOWN, TORTOLA, BRITISH VIRGIN ISLANDS (BRITISH VIRGIN ISLANDS)	HANG LUNG GROUP LIMITED	100.00	N	73,182,000	N/A
HANG KONG COMPANY LIMITED	26TH FLOOR, 4 DES VOEUX ROAD CENTRAL, HONG KONG (HONG KONG)	ATLAS LIMITED	100.00	Y	73,182,000	N/A

FORM 1

INDIVIDUAL SUBSTANTIAL SHAREHOLDER NOTICE

Notice pursuant to s. 324 of Part XV of the Securities and Futures Ordinance (Cap. 571)

Form for use by an individual giving notice of:

(i) First acquiring an interest in 5% or more of the shares of a listed corporation (i.e. first becoming a substantial shareholder);

(ii) Changes in the percentage level, or nature, of his interest or his short position in such shares; and

(iii) Ceasing to have an interest in 5% of such shares (complete Boxes 1 to 16 and 24 only)

This Form must be completed in accordance with the directions and instructions in the Notes to Form 1.

1. Name of listed corporations	HANG LUNG PROPERTIES LIMITED	
2. Stock code	101	**4. Number of issued shares in class**
3. Class of shares	ORDINARY	3,299,977,370

5. Name of substantial shareholder (English) as printed on HKID/Passport		**8. Name of substantial shareholder (Chinese)**
CHAN TAN (Surname)	CHING FEN (Other names)	陳譚慶芬
6. HKID/Passport No. A056619(8)	**Country of issue of Passport** N/A	**9. Chinese Character Code** 7115 6223 1987 5358
7. Address of substantial shareholder A5, 14 MT. KELLETT ROAD, THE PEAK, HONG KONG		**10. Daytime tel. No.** 2576 6800
		11. e-mail address

12. Date of relevant event

(day)	(month)	(year)
30	11	2004

13. Date when the substantial shareholder became aware *of the relevant event/ interest in the shares (if later)*

(day)	(month)	(year)
N/A	N/A	N/A

14. *Details of relevant event*

	Relevant event code describing circumstances (see Table 1)	Code describing capacity in which shares were/are held (see Table 2): Before relevant event	After relevant event	Number of shares bought/sold or involved	Currency of transaction	On Exchange: Highest price per share	On Exchange: Average price per share	Off Exchange: Average consideration per share	Off Exchange: Consideration Code (see Table 3)
Long position	103	209	209	370,000,000	HKD	N/A	N/A	12	301
Short position	N/A								

15. Total shares immediately before the relevant event

	Total number of shares	Percentage figure (%)
Long position	1,914,711,670	58.02
Short position	N/A	
Lending pool	N/A	

16. Total shares immediately after the relevant event

	Total number of shares	Percentage figure (%)
Long position	1,544,711,670	46.81
Short position	N/A	
Lending pool	N/A	

17. Capacity in which interests disclosed in Box 16 are held

Code describing capacity (see Table 2)	Number of shares: Long position	Short position
209	1,544,711,670	N/A

18. Further information in respect of derivative interests

Code describing derivatives (see Table 4)	Number of shares: Long position	Short position
N/A		

19. Further information in relation to interests of children under 18 and/or spouse

Name of child/spouse	Address	Number of shares: Long position	Short position
N/A			

20. Further information in relation to interests of corporations controlled by substantial shareholder

Name of controlled corporation	Address and place of incorporation		Name of controlling shareholder	% control	Direct interest (Y/N)	Number of shares	
						Long position	Short position
N/A							

21. Further information in relation to interests held by substantial shareholder jointly with another person

Name of joint shareholder	Address		Number of shares	
			Long position	Short position
N/A				

22. Further information from a trustee, or beneficiary of a trust, or a person who has set up a Discretionary Trust

Name of Trust	Address		Status Code (see Table 5)	Number of shares	
				Long position	Short position
(PRIVATE)	(PRIVATE)		503	1,544,711,670 IN TOTAL	N/A

23. Further information from a party to an agreement under Section 317 *(Please see Notes for further information required)*

Names of other parties	Address		Number of shares
N/A			
Total number of shares in which substantial shareholder is interested under section 317 and 318			

24. Date of filing this Form 1

3	12	2004
(day)	(month)	(year)

Form 1.

25. Number of continuation sheets

26. Number of attachments

Your Ref: 2970
Our Ref : SO-388-2004/HLPL

2nd December, 2004

Registrar of Companies,
Companies Registry
Queensway Government Offices,
13th and 14th floors,
66 Queensway,
Hong Kong.

Dear Sirs,

Re: Memorandum and Articles of Association
<u>of Hang Lung Properties Limited ("the Company")</u>

Pursuant to Section 13(3) of the Companies Ordinance, we have pleasure in enclosing herewith a printed copy of the Memorandum and Articles of Association of the Company incorporating the alteration of articles, duly certified as true and correct by the Secretary of the Company, for filing with the Registry.

Yours faithfully,
For and on behalf of
HANG LUNG PROPERTIES LIMITED

Robin S W Ching
Secretary

收件日期 RECEIVED
03 -12- 2004
公司註冊處(行政組)
COMPANIES REGISTRY
(Administration Section)

Encl.

RsC/EsL/cc

COPY

MEMORANDUM

AND

NEW ARTICLES OF ASSOCIATION

(As adopted by Special Resolution passed on 28th November, 1990)

OF

HANG LUNG PROPERTIES LIMITED

恒 隆 地 產 有 限 公 司

Incorporated the 19th day of December, 1949

Hong Kong

Certified True Copy

....

Director/Secretary

Re-printed by
CARNIVAL PRINTING CO.
Hong Kong
Tel.: 2544 0830

(Including all amendments up to 23rd November, 2004)

FORM 2

CORPORATE SUBSTANTIAL SHAREHOLDER NOTICE

Notice pursuant to s. 324 of Part XV of the Securities and Futures Ordinance (Cap. 571)

Form for use by a corporation giving notice of :

(i) First acquiring an interest in 5% or more of the shares of a listed corporation (i.e. first becoming a substantial shareholder);

(ii) Changes in the percentage level, or nature, of its interest or its short position in such shares; and

(iii) Ceasing to have an interest of 5% in such shares (complete Boxes 1 to 19 and 27 only).

This Form must be completed in accordance with the directions and instructions in the Notes to Form 2.

1. Name of listed corporation Hang Lung Properties Ltd.		
2. Stock code	101	**4. Number of issued shares in class** 3,299,977,370
3. Class of shares	Ordinary Shares	

5. Name of substantial shareholder Credit Suisse Group	**8. Business registration number** N/A	
	9. Place of incorporation Switzerland	Certificate of Incorporation No. CH-020.3.906.075-9
6. Registered office 8 Paradeplatz, CH-8070, Zurich.	**10. Contact person** Athena Wu	
	11. Daytime tel. No. 21016959	**12. e-mail address** athena.wu@csfb.com
7. Principal place of business in Hong Kong N/A	**13. Exchange on which listed** Switzerland, Frankfurt, ADS in New York	
	14. Name of listed parent and exchange on which parent is listed N/A	

15. Date of relevant event

2	12	2004
(day)	(month)	(year)

16. Date when the substantial shareholder became aware of the relevant event/ interest in the shares (if later)

6	12	2004
(day)	(month)	(year)

17. Details of relevant event

	Relevant event code describing circumstances (see Table 1)	Code describing capacity in which shares were/are held (see Table 2)		Number of shares bought/sold or involved	Currency of transaction	On Exchange		Off Exchange	
		Before relevant event	After relevant event			Highest price per share	Average price per share	Average consideration per share	Consideration Code (see Table 3)
Long position	102	205	- Select -	370,000,000	HKD			12.000	301
Short position	- Select -	- Select -	- Select -						

18. Total shares immediately before the relevant event

	Total number of shares	Percentage figure (%)
Long position	380,944,746	11.54
Short position	5,796,000	0.18
Lending pool	1,546,067	0.05

19. Total shares immediately after the relevant event

	Total number of shares	Percentage figure (%)
Long position	10,944,746	0.33
Short position	5,796,000	0.18
Lending pool	1,546,067	0.05

20. Capacity in which interests disclosed in Box 19 are held

Code describing capacity (see Table 2)	Number of shares	
	Long position	Short position
205	10,944,746	5,796,000
- Select -		
- Select -		
- Select -		
- Select -		

21. Further information in respect of derivative interests

Code describing derivatives (see Table 4)	Number of shares	
	Long position	Short position
401	3,064	0
403	0	500,000
- Select -		
- Select -		
- Select -		

22. **Further information in relation to interests of corporations controlled by substantial shareholder**

Name of controlled corporation	Address and place of incorporation	Name of controlling shareholder	% control	Direct interest (Y/N)	Number of shares	
					Long position	Short Position
	Please see attached					

23. **Further information in relation to interests held by substantial shareholder jointly with another person**

Name of joint shareholder	Address	Number of shares	
		Long position	Short Position
	NIL		

24. Further information from a trustee, or beneficiary of a trust, or a founder of a Discretionary Trust

Name of Trust	Address	Status Code (see Table 5)	Number of shares	
			Long position	Short position
	NIL	- Select -		
		- Select -		
		- Select -		

25. Further information from a party to an agreement under Section 317 (Please see Notes for further information required)

Names of other parties	Address	Number of shares
	NIL	
Total number of shares in which substantial shareholder is interested under section 317 and 318		

26. Details of person(s) in accordance with whose directions the substantial shareholder or its directors are accustomed to act

Names	Address	Relationship Code (see Table 6)	Percentage (%)
	NIL	- Select -	
		- Select -	
		- Select -	

27. Date of filing this Form 2

6	12	2004

28. Number of continuation sheets 2

(day)	(month)	(year)

Form 2.

29. Number of attachments: 0

22. Further information in relation to interests of corporations controlled by substantial shareholder

Name of controlled corporation	Address and place of incorporation	Name of controlling shareholder	% control	Direct interest (Y/N)	Number of Shares	
					Long Positions	Short Positions
Credit Suisse First Boston	Uetlibergstrasse 231, Zurich, CH-8045, Switzerland	Credit Suisse Group	100.00	N	3,828,375	2,100,000
Credit Suisse First Boston (International) Holding AG	Bahnhofstrasse 17, PO Box 234, CH-6301, Zurich, Switzerland	Credit Suisse First Boston	100.00	N	3,828,375	2,100,000
Credit Suisse First Boston International (Guernsey) Limited	Helvetia Court, Les Echelons, South Esplanade, St. Peter Port, Guernsey GY1 6LU	Credit Suisse First Boston (International) Holding AG	100.00	N	3,828,375	2,100,000
Credit Suisse First Boston (Hong Kong) Limited	21/F, Tower 3, Exchange Square, Central, Hong Kong	Credit Suisse First Boston (International) Holding AG	70.20	Y	3,828,375	2,100,000
Credit Suisse First Boston (Hong Kong) Limited	21/F, Tower 3, Exchange Square, Central, Hong Kong	Credit Suisse First Boston International (Guernsey) Limited	29.80	Y	3,828,375	2,100,000
Credit Suisse First Boston	Uetlibergstrasse 231, Zurich, CH-8045, Switzerland	Credit Suisse Group	100.00	N	496,000	496,000
Credit Suisse First Boston, Inc.	11 Madison Avenue, New York, NY 10010, USA	Credit Suisse Group	43.00	N	496,000	496,000
Credit Suisse First Boston, Inc.	11 Madison Avenue, New York, NY 10010, USA	Credit Suisse First Boston	57.00	N	496,000	496,000
Credit Suisse First Boston (USA), Inc.	11 Madison Avenue, New York, NY 10010, USA	Credit Suisse First Boston, Inc.	100.00	N	496,000	496,000
Credit Suisse First Boston LLC	11 Madison Avenue, New York, NY 10010, USA	Credit Suisse First Boston (USA), Inc.	100.00	Y	496,000	496,000
Credit Suisse First Boston	Uetlibergstrasse 231, Zurich, CH-8045, Switzerland	Credit Suisse Group	100.00	N	527,000	0
Credit Suisse First Boston (International) Holding AG	Bahnhofstrasse 17, PO Box 234, CH-6301, Zurich, Switzerland	Credit Suisse First Boston	100.00	N	527,000	0
Credit Suisse First Boston International	One Cabot Square, London E14 4QJ, England	Credit Suisse Group	20.00	Y	527,000	0
Credit Suisse First Boston International	One Cabot Square, London E14 4QJ, England	Credit Suisse First Boston	56.00	Y	527,000	0
Credit Suisse First Boston International	One Cabot Square, London E14 4QJ, England	Credit Suisse First Boston (International) Holding AG	24.00	Y	527,000	0

Name of controlled corporation	Address and place of incorporation	Name of controlling shareholder	% control	Direct interest (Y/N)	Number of Shares	
					Long Positions	Short Positions
Credit Suisse First Boston	Uetlibergstrasse 231, Zurich, CH-8045, Switzerland	Credit Suisse Group	100.00	N	2,121,000	2,000,000
Credit Suisse First Boston (International) Holding AG	Bahnhofstrasse 17, PO Box 234, CH-6301, Zurich, Switzerland	Credit Suisse First Boston	100.00	N	2,121,000	2,000,000
Credit Suisse First Boston (UK) Investments	One Cabot Square, London, E14 4QJ, UK	Credit Suisse First Boston (International) Holding AG	100.00	N	2,121,000	2,000,000
Credit Suisse First Boston Management AG	Uetlibergstrasse 231, P O Box 990, CH-8070, Zurich, Switzerland	Credit Suisse First Boston (International) Holding AG	100.00	N	2,121,000	2,000,000
Credit Suisse First Boston (UK) Investment Holdings	One Cabot Square, London, E14 4QJ, UK	Credit Suisse First Boston Management AG	1.93	N	2,121,000	2,000,000
Credit Suisse First Boston (UK) Investment Holdings	One Cabot Square, London, E14 4QJ, UK	Credit Suisse First Boston (UK) Investments	98.07	N	2,121,000	2,000,000
Credit Suisse First Boston (Europe) Limited	One Cabot Square, London, E14 4QJ, UK	Credit Suisse First Boston (UK) Investment Holdings	100.00	Y	2,121,000	2,000,000
Credit Suisse	Paradeplatz 8, Zurich, CH-8001, Switzerland	Credit Suisse Group	100.00	Y	2,312,152	1,200,000
Credit Suisse First Boston	Uetlibergstrasse 231, Zurich, CH-8045, Switzerland	Credit Suisse Group	100.00	N	1,546,067	0
Credit Suisse First Boston New York Branch	11 Madison Avenue, New York, NY 10010, USA	Credit Suisse First Boston	100.00	Y	1,546,067	0
Credit Suisse First Boston	Uetlibergstrasse 231, Zurich, CH-8045, Switzerland	Credit Suisse Group	100.00	N	114,152	0
Credit Suisse First Boston (Asset Management)	Uetlibergstrasse 231, Zurich, CH-8045, Switzerland	Credit Suisse First Boston	100.00	Y	114,152	0

FORM 2

3L

CORPORATE SUBSTANTIAL SHAREHOLDER NOTICE

Notice pursuant to s. 324 of Part XV of the Securities and Futures Ordinance (Cap. 571)

Form for use by a corporation giving notice of:

- *(i) First acquiring an interest in 5% or more of the shares of a listed corporation (i.e. first becoming a substantial shareholder);*
- *(ii) Changes in the percentage level, or nature, of its interest or its short position in such shares; and*
- *(iii) Ceasing to have an interest of 5% in such shares (complete Boxes 1-19 and 27 only)*

This Form must be completed in accordance with the directions and instructions in the Notes to Form 2.

1. Name of listed corporation Hang Lung Properties Ltd	
2. Stock Code: 101 **3. Class of shares:** Ordinary Shares	**4. Number of issued shares in class** 3,299,977,370

5. Name of substantial shareholder The Capital Group Companies, Inc.	**8. Business registration number** N/A	
	9. Place of incorporation Delaware, USA	**Certificate of Incorporation No.** 860206507
6. Registered office 333 South Hope Street, 55th Floor Los Angeles, CA 90071	**10. Contact Person** Vivien Tan	
	11. Daytime telephone (213) 615-0469	**12. E-mail address** GRGroup@caproup.com
7. Principal place of business in Hong Kong 2601 One International Finance Centre, No.1 Harbour View Street Hong Kong ****To avoid delay, please send all correspondence to our office at:** **333 South Hope Street, 55th Floor Los Angeles, CA 90071, USA**	**13. Exchange on which listed** N/A	
	14. Name of listed parent and exchange on which parent is listed N/A	

15. Date of relevant event

03	12	2004
(day)	(month)	(year)

16. Date when the substantial shareholder became aware of the relevant event/interest in the shares (if later)

(day)	(month)	(year)

17. Details of relevant event

	Relevant event code describing circumstances (see Table 1)	Code describing capacity in which shares were/are held (see Table 2)		Number of shares bought/sold or involved	Currency of transaction	On Exchange		Off Exchange	
		Before relevant event	After relevant event			Highest price per share	Average price per share	Average price per share	Consideration Code (See Table 3)
Long position	103	202	202	(5,301,000)	HKD	12.0086	12.0086		
Short position									

18. Total shares immediately before the relevant event

	Total number of shares	Percentage figure (%)
Long position	334,609,866	10.1398%
Short position		
Lending pool		

19. Total number of shares immediately after the event

	Total number of shares	Percentage figure (%)
Long position	329,308,866	9.9791%
Short position		
Lending pool		

20. Capacity in which interests disclosed in Box 19 are held

Code describing capacity (see Table 2)	Number of shares	
	Long position	Short position
202	329,308,866	

21. Further information in respect of derivative interests

Code describing derivatives (see Table 4)	Number of shares	
	Long position	Short position

22. Further information in relation to interests of corporations controlled by substantial shareholder

Name of controlled corporation	Address and place of incorporation	Name of controlling shareholder	% Control	Direct Interest (Y/N)	Number of Shares	
					Long Position	Short Position
Capital Research and Management Company	333 South Hope Street, 55th Floor, Los Angeles, CA 90071, USA	The Capital Group Companies, Inc.	100%	Y	102,980,100	
Capital Group International, Inc.	333 South Hope Street, 55th Floor, Los Angeles, CA 90071, USA	The Capital Group Companies, Inc.	100%	N	0	
Capital Guardian Trust Company	333 South Hope Street, 55th Floor, Los Angeles, CA 90071, USA	Capital Group International, Inc.	100%	Y	183,546,536	
Capital International, Inc.	11100 Santa Monica Boulevard, 15th Floor, Los Angeles, CA 90025, USA	Capital Group International, Inc.	100%	Y	24,403,900	
Capital International Limited	25 Bedford Street, London WC2E 9HN, UK	Capital Group International, Inc.	100%	Y	7,724,330	
Capital International S.A.	3 Place de Bergues, 1201 Geneva, Switzerland	Capital Group International, Inc.	100%	Y	10,654,000	

23. Further information in relation to interests held by substantial shareholder jointly with another person

Name of joint shareholder	Address	Number of shares	
		Long Position	Short Position
NIL			

24. Further information from a trustee, or beneficiary of a trust, or a founder of a Discretionary Trust

Name of Trust	Address	Status Code (see Table 5)	Number of shares	
			Long Position	Short Position
NIL				

25. Further Information from a party to an agreement under Section 317 (Please see Notes for further information)

Name of other parties	Address	Number of shares
NIL		
Total number of shares in which substantial shareholder is interested under section 317 and 318		

26. Details of person(s) in accordance with whose directions the substantial shareholder or its directors are accustomed to act

Names	Address	Relationship Code (see Table 6)	Percentage (%)
NIL			

27. Date of filing this Form 2

06	12	2004
(day)	(month)	(year)

28. Number of continuation sheets: 0

29. Number of attachments: 0

Our Ref: SO-392-2004/HLPL

6th December, 2004

Listing Division,
The Stock Exchange of Hong Kong Limited,
12/F, One International Finance Centre,
1 Harbour View Street,
Central,
Hong Kong.

Attn. Mr. Ricky Chu

Dear Sirs,

Re: Hang Lung Properties Limited
Case Number: 20040820-F00101-0032
Annual General Meeting held on 23rd Nov., 2004

We would like to inform you that at the Annual General Meeting ("AGM") of the Company held on 23rd November, 2004, all resolutions set out in the Notice of AGM dated 28th October, 2004 ("the Resolutions") have been duly passed. Accordingly, we enclose herewith the following documents for your record:-

1. a copy of the ordinary and special resolutions signed by the Chairman of the Meeting together with 8 certified copies in respect thereof; and
2. 8 certified copy of the Circular in printed version in respect of Notice of AGM, Repurchase Mandate, etc. of the Company.

Please note that the issued share capital as at the date of the resolutions, i.e. 23rd November, 2004 was 3,299,977,307 ordinary shares and 75,050 convertible preference shares.

Yours faithfully,
For and on behalf of
HANG LUNG PROPERTIES LIMITED

Robin Ching
Secretary

Encl.

RsC/el

COPY

Company No. 2970

HANG LUNG PROPERTIES LIMITED
恒隆地產有限公司

Resolution Passed on 23rd November, 2004

At the Annual General Meeting of the Company duly convened and held at 28th Floor, Standard Chartered Bank Building, 4 Des Voeux Road Central, Hong Kong on Tuesday, 23rd November, 2004 at 10:00 a.m., the following Resolutions were duly passed :-

ORDINARY RESOLUTIONS

A. "THAT:-

(a) subject to paragraphs (b) and (c) below, the exercise by the directors of the Company during the Relevant Period (as hereinafter defined) of all the powers of the Company to purchase shares in the capital of the Company be and is hereby generally and unconditionally approved;

(b) the aggregate nominal amount of ordinary shares of HK$1 each in the capital of the Company ("Ordinary Shares") which may be purchased by the Company on The Stock Exchange of Hong Kong Limited or on any other stock exchange recognised for this purpose by the Securities and Futures Commission and The Stock Exchange of Hong Kong Limited under the Hong Kong Code on Share Repurchases pursuant to the approval in paragraph (a) above shall not exceed 10 per cent. of the aggregate nominal amount of the Ordinary Shares in the share capital of the Company in issue at the date of passing this Resolution, and the said approval shall be limited accordingly;

(c) the aggregate nominal amount of convertible cumulative preference shares of HK$7,500 each in the capital of the Company ("Convertible Preference Shares") which may be purchased by the Company on The Stock Exchange of Hong Kong Limited, Societe de la Bourse de Luxembourg (Luxembourg Stock Exchange) or on any other stock exchange recognised for this purpose by the Securities and Futures Commission and The Stock Exchange of Hong Kong Limited under the Hong Kong Code on Share Repurchases pursuant to the approval in paragraph (a) above shall not exceed 10 per cent. of the aggregate nominal amount of the Convertible Preference Shares in the share capital of the Company in issue at the date of passing this Resolution, and the said approval shall be limited accordingly; and

(d) for the purpose of this Resolution, 'Relevant Period' means the period from the passing of this Resolution until whichever is the earlier of:-

(i) the conclusion of the next Annual General Meeting of the Company;

(ii) the expiration of the period within which the next Annual General Meeting of the Company is required by law to be held; and

(iii) the revocation or variation of the authority given under this Resolution by ordinary resolution of the shareholders in general meeting."

B. "THAT:-

(a) subject to paragraph (c) below, pursuant to Section 57B of the Companies Ordinance, the exercise by the directors of the Company during the Relevant Period (as defined in Resolution No. 5A(d) in the Notice of the Meeting) of all the powers of the Company to allot, issue and deal with additional shares in the capital of the Company and to allot, issue or grant securities convertible into shares in the capital of the Company or options, warrants or similar rights to subscribe for any such shares or such convertible securities and to make or grant offers, agreements and options which might require the exercise of such powers be and it is hereby generally and unconditionally approved;

(b) the approval in paragraph (a) above shall authorise the directors of the Company during the Relevant Period to allot, issue or grant securities convertible into shares in the capital of the Company and to make or grant offers, agreements and options which might require the exercise of such powers after the end of the Relevant Period;

(c) the aggregate nominal amount of share capital allotted or agreed conditionally or unconditionally to be allotted (whether pursuant to an option or otherwise) by the directors of the Company pursuant to the approval in paragraph (a) above, otherwise than pursuant to (i) a Rights Issue (as hereinafter defined), (ii) the exercise of rights of subscription under the terms of any warrants issued by the Company or the exercise of rights of conversion attaching to any Convertible Preference Shares (as defined in Resolution No. 5A(c) in the Notice of the Meeting), (iii) any option scheme or similar arrangement for the time being adopted for the grant or issue to officers and/or employees of the Company and/or any of its subsidiaries of shares or rights to acquire shares of the Company or (iv) any scrip dividend or similar arrangement providing for the allotment of shares in lieu of the whole or part of a dividend on shares of the Company in accordance with the Articles of Association

of the Company, shall not exceed the aggregate of: (aa) in the case of Ordinary Shares (as defined in Resolution No. 5A(b) in the Notice of the Meeting), 20 per cent. of the aggregate nominal amount of the Ordinary Shares in the share capital of the Company in issue at the date of passing this Resolution plus (bb) in the case of Convertible Preference Shares, 20 per cent. of the aggregate nominal amount of the Convertible Preference Shares in the share capital of the Company in issue at the date of passing this Resolution plus (cc) if the directors are so authorised by a separate ordinary resolution of the shareholders of the Company set out as Resolution No. 5C in the Notice of the Meeting, the nominal amount of the share capital of the Company repurchased by the Company subsequent to the passing of this Resolution, up to a maximum equivalent to 10 per cent. in the case of Ordinary Shares, the aggregate nominal amount of the Ordinary Shares in issue at the date of passing this Resolution and in the case of Convertible Preference Shares, the aggregate nominal amount of the Convertible Preference Shares in issue at the date of passing this Resolution, and the said approval shall be limited accordingly; and

(d) for the purpose of this Resolution:-

'Rights Issue' means an offer of shares or other securities open for a period fixed by the directors of the Company to holders of shares of the Company or any class thereof on the register on a fixed record date in proportion to their then holdings of such shares or class thereof (subject to such exclusion or other arrangements as the directors of the Company may deem necessary or expedient in relation to fractional entitlements or having regard to any restrictions or obligations under the laws of, or the requirements of any recognised regulatory body or any stock exchange in, any territory outside Hong Kong)."

C. "THAT the directors of the Company be and they are hereby authorised to exercise the powers of the Company referred to in paragraph (a) of the resolution set out as Resolution No. 5B in the Notice of the Meeting in respect of the share capital of the Company referred to in sub-paragraph (cc) of paragraph (c) of such Resolution."

SPECIAL RESOLUTION

"THAT the Articles of Association of the Company be and are hereby amended as follows:-

A. by altering Article 2 in the following manner:

(a) deleting the definition of "Hong Kong" in its entirety and substituting therefor the following new definition:

"Hong Kong" shall mean the Hong Kong Special Administrative Region of The People's Republic of China;

(b) deleting the definition of “associate” in its entirety and substituting therefor the following new definition:

“associate”, in relation to any Director, shall have the meaning given to it by the Listing Rules;

(c) inserting after the definition “electronic communication” the following new definitions:

"corporate representative" shall mean any person appointed to act in that capacity pursuant to Article 91(A) or Article 91(B);

“Listing Rules” shall mean the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited; and

(d) by adding the words "corporate representative" and "Listing Rules" to the definitions of "corporate representative" and "Listing Rules" respectively as the marginal notes;

B. by deleting the words “without payment to receive within two months” and substituting therefor the words “to receive within such period of time as may be prescribed by the Companies Ordinance or the Listing Rules” in the second line of Article 16;

C. by deleting the words “and may be under hand only” in the second and third lines of Article 37;

D. by adding the words “with a manual signature or machine imprinted signature,” immediately after the words “of the transferee,” in the third line of Article 38;

E. by altering Article 80 in the following manner:

(a) deleting the words “(being an individual)” in the third line;

(b) deleting the words “(being a corporation) is present by a representative duly authorised under Section 115 of the Companies Ordinance” in the fourth and fifth lines, and substituting therefor the words “by its duly authorised corporate representative(s) or by proxy”; and

(c) inserting the words “or by its duly authorised corporate representative(s)” after the words "every member present in person" in the sixth line;

F. by altering Article 84 in the following manner:

(a) inserting the following new Article 84(C) immediately after the existing Article 84(B):

"(C) If any member is, under the Listing Rules, required to abstain from voting on any particular resolution or restricted to voting only for or only against any particular resolution, any vote cast by or on behalf of such member in contravention of such requirement or restriction shall not be counted."; and

(b) adding the words "Voting restrictions." as the marginal notes to Article 84(C);

G. by deleting Article 85 and substituting therefor the following:

"Any member of the Company entitled to attend and vote at a meeting of the Company or a meeting of the holders of any class of shares in the Company shall be entitled to appoint another person as his proxy to attend and vote instead of him. Votes may be given either personally or by duly authorised corporate representative(s) or by proxy. A member who is the holder of two or more shares may appoint more than one proxy to attend on the same occasion. A proxy need not be a member. In addition, a proxy or proxies representing either an individual member or a member which is a corporation, shall be entitled to exercise the same powers on behalf of the member which he or they represent as such member could exercise, including the right to vote individually on a show of hands.";

H. by deleting the words "the duly authorised representative of a corporation" in the second line in Article 90, and substituting therefor the words "duly authorised corporate representative";

I. by renumbering Article 91 in its entirety as new Article 91(A) and adding the following words at the end thereof:

"or by one or more proxies. Nothing in these Articles shall prevent a corporation which is a member of the Company from appointing one or more proxies to represent it pursuant to Article 85.";

J. by adding the following new Article 91(B) immediately after Article 91(A) and adding the words "Recognised clearing house acting by representative at meetings" as the marginal notes to Article 91(B):

"(B) If the member and/or warrantholder is a recognised clearing house within the meaning of the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong), it may authorise such person or persons as it thinks fit to act as its representative (or representatives) or proxy at any general meeting or any meeting of any class of members and/or warrantholders' meeting provided that, if more than one person is so authorised or appointed, the authorisation or instrument of proxy shall specify the number and class of shares and/or

warrants in respect of which each such person is so authorised or appointed. The person so authorised or appointed shall be entitled to exercise the same power on behalf of the recognised clearing house as that clearing house (or its nominees) could exercise as if it were an individual member and/or warrantholder of the Company.";

K. by adding the following at the end of Article 95(C):

"Section 153B(1) of the Companies Ordinance shall not apply to an alternate director appointed pursuant to these Articles.";

L. by deleting the words "a special" and substituting therefor the word "an ordinary" before the word "resolution" in Article 101(vii);

M. by altering Article 102(H) in the following manner:

(a) the words "or any of his associates" shall be added:
   (i) immediately after the words "in which he" in the third line;
   (ii) in sub-paragraph (i), immediately after the words "to such Director";
   (iii) in sub-paragraph (ii), immediately after the words "which the Director";
   (iv) in sub-paragraph (iii), immediately after the words "by a Director" and "of any Director";
   (v) in sub-paragraph (iv), immediately after the words "where the Director";
   (vi) in sub-paragraph (v), immediately after the words "in which the Director";
   (vii) in sub-paragraph (vi), immediately after the words "in which he";
   (viii) in sub-paragraph (vii), immediately after the words "of any Director"; and
   (ix) in sub-paragraph (viii), immediately after the words "under which the Director";

(b) the words "or any of them" shall be added immediately after the words "lent by him" and "undertaken by him" in sub-paragraph (i); and

(c) the words ",his associates" shall be added immediately after the words "both to Directors" in sub-paragraph (vii);

N. by altering Article 102(I) in the following manner:

(a) the words "or any of his associates" shall be added immediately after the words "by a Director" in the seventh line and "in which the Director" in the eleventh line; and

(b) the words "or any of his associates' interest" shall be added immediately after the words "in which the Director's interest" in the ninth line;

O. by adding "or any of his associates" in Article 102(K) immediately after the following words:

(i) "(other than the Chairman of the meeting)" in the second line;
(ii) "such other Director" in the seventh line;
(iii) "the interest of the Director" in the eighth line;
(iv) "the Chairman of the meeting" in the tenth line; and
(v) "the interest of such Chairman" in the fourteenth line;

P. by deleting the words "at least seven days before the date of the general meeting" at the end of Article 107 and by inserting the following at the end of this Article:

"The period for lodgement of the notice referred to above (being a period of at least seven days) shall commence no earlier than the day after the despatch of the notice of the meeting appointed for such election and end no later than seven days prior to the date of such meeting.";

Q. by altering Article 109 in the following manner:

(a) by deleting the words "special resolution at a general meeting" and substituting therefor the words "ordinary resolution";

(b) by inserting the following at the end of the Article:

"In accordance with the Companies Ordinance, special notice is required of a resolution to remove a director or to appoint somebody in place of a director so removed at the meeting at which he is removed."; and

(c) by deleting its marginal note in its entirety and substituting therefor the words " Power to remove Director by ordinary resolution";

R. by deleting the words "paragraph (c) of the proviso to" in the third line of Article 183(A);

S. by deleting Article 183(B) in its entirety and substituting therefor the following:

"(B) The Company may indemnify any Director or other officer of the Company, or any person employed by the Company as Auditor, against any liability incurred by him:-
(i) in defending any proceedings, whether civil or criminal, in which judgment is given in his favour or in which he is acquitted; or
(ii) in connection with any application under section 358 of the Companies Ordinance in which relief is granted to him by the court.

(C) The Company may purchase and maintain for any Director or officer of the Company, or any person employed by the Company as Auditor:-

(i) insurance against any liability to the Company, a related company or any other party in respect of any negligence, default, breach of duty or breach of trust (save for fraud) of which he may be guilty in relation to the Company or a related company; and

(ii) insurance against any liability incurred by him in defending any proceedings, whether civil or criminal, taken against him for any negligence, default, breach of duty or breach of trust (including fraud) of which he may be guilty in relation to the Company or a related company.

(D) In this Article, "related company", in relation to the Company, means any company that is the Company's subsidiary or holding company or a subsidiary of that company's holding company."

Ronnie C. Chan
Chairman

Dated the 23rd day of November, 2004

CR
公司註冊處
Companies Registry

更改股本結構通知書
Notification of Change of Share Capital Structure

(公司條例第 54(1)條)
(Companies Ordinance s. 54(1))

表格 Form **SC11**

2005 FEB -7 A 10:05

重要事項 Important Notes

- 填表前請參閱《填表須知》。請用黑色墨水列印。
- Please read the accompanying notes before completing this form. Please print in black ink.

公司編號 Company Number: 2970

1 公司名稱 Company Name

HANG LUNG PROPERTIES LIMITED

(註 Note 5) **2 更改股本結構的詳情 Details of Change in Share Capital Structure**

The Company redeemed 2,000 Convertible Cumulative Preference Shares of HK$7,500 each at a redemption price of HK$766 each.

3 生效日期 Effective Date

日 DD	月 MM	年 YYYY
7th	December	2004

簽署 Signed :

姓名 Name : Robin S.W. Ching
董事 ~~Director~~／秘書 Secretary *

日期 Date : 7th December, 2004 (日 DD / 月 MM / 年 YYYY)

*請刪去不適用者 Delete whichever does not apply

(註 Note 3) **提交人的資料 Presentor's Reference**

姓名 Name: Hang Lung (Secretaries) Limited
地址 Address: 28/F 4 Des Voeux Road C., Hong Kong

電話 Tel: 2879-0665 傳真 Fax: 2868-6760
電郵地址 E-mail Address: estherli@hanglung.com
檔號 Reference:

請勿填寫本欄 For Official Use

收件日期 RECEIVED
09 -12- 2004
公司註冊處(行政組)
COMPANIES REGISTRY
(Administration Section)

指明編號 2/2004 (修訂) (2004 年 2 月)
Specification No. 2/2004 (Revision) (Feb. 2004)

FORM 2

CORPORATE SUBSTANTIAL SHAREHOLDER NOTICE

Notice pursuant to s. 324 of Part XV of the Securities and Futures Ordinance (Cap. 571)

Form for use by a corporation giving notice of:
- *(i) First acquiring an interest in 5% or more of the shares of a listed corporation (i.e. first becoming a substantial shareholder);*
- *(ii) Changes in the percentage level, or nature, of its interest or its short position in such shares; and*
- *(iii) Ceasing to have an interest of 5% in such shares (complete Boxes 1-19 and 27 only)*

This Form must be completed in accordance with the directions and instructions in the Notes to Form 2.

1. Name of listed corporation
Hang Lung Properties Ltd

2. Stock Code: 101	**4. Number of issued shares in class** 3,669,977,370
3. Class of shares: Ordinary Shares	

5. Name of substantial shareholder The Capital Group Companies, Inc.	**8. Business registration number** N/A	
	9. Place of incorporation Delaware, USA	**Certificate of Incorporation No.** 860206507
6. Registered office 333 South Hope Street, 55th Floor Los Angeles, CA 90071	**10. Contact Person** Vivien Tan	
	11. Daytime telephone (213) 615-0469	**12. E-mail address** GRGroup@caproup.com
7. Principal place of business in Hong Kong 2601 One International Finance Centre, No.1 Harbour View Street Hong Kong	**13. Exchange on which listed** N/A	
****To avoid delay, please send all correspondence to our office at: 333 South Hope Street, 55th Floor Los Angeles, CA 90071, USA**	**14. Name of listed parent and exchange on which parent is listed** N/A	

15. Date of relevant event

08	12	2004
(day)	(month)	(year)

16. Date when the substantial shareholder became aware of the relevant event/interest in the shares (if later)

(day)	(month)	(year)

17. Details of relevant event

	Relevant event code describing circumstances (see Table 1)	Code describing capacity in which shares were/are held (see Table 2)		Number of shares bought/sold or involved	Currency of transaction	On Exchange		Off Exchange	
		Before relevant event	After relevant event			Highest price per share	Average price per share	Average price per share	Consideration Code (See Table 3)
Long position	104	202	202	(3,287,000)	HKD	11.6500	11.6474		
Short position									

18. Total shares immediately before the relevant event

	Total number of shares	Percentage figure (%)
Long position	314,110,866	9.5186%
Short position		
Lending pool		

19. Total number of shares immediately after the event

	Total number of shares	Percentage figure (%)
Long position	310,823,866	8.4694%
Short position		8.47
Lending pool		

20. Capacity in which interests disclosed in Box 19 are held

Code describing capacity (see Table 2)	Number of shares	
	Long position	Short position
202	310,823,866	

21. Further information in respect of derivative interests

Code describing derivatives (see Table 4)	Number of shares	
	Long position	Short position

22. Further information in relation to interests of corporations controlled by substantial shareholder

Name of controlled corporation	Address and place of incorporation	Name of controlling shareholder	% Control	Direct Interest (Y/N)	Number of Shares	
					Long Position	Short Position
Capital Research and Management Company	333 South Hope Street, 55th Floor, Los Angeles, CA 90071, USA	The Capital Group Companies, Inc.	100%	Y	102,980,100	
Capital Group International, Inc.	333 South Hope Street, 55th Floor, Los Angeles, CA 90071, USA	The Capital Group Companies, Inc.	100%	N	0	
Capital Guardian Trust Company	333 South Hope Street, 55th Floor, Los Angeles, CA 90071, USA	Capital Group International, Inc.	100%	Y	167,964,536	
Capital International, Inc.	11100 Santa Monica Boulevard, 15th Floor, Los Angeles, CA 90025, USA	Capital Group International, Inc.	100%	Y	21,582,900	
Capital International Limited	25 Bedford Street, London WC2E 9HN, UK	Capital Group International, Inc.	100%	Y	8,777,330	
Capital International S.A.	3 Place de Bergues, 1201 Geneva, Switzerland	Capital Group International, Inc.	100%	Y	9,519,000	

23. Further information in relation to interests held by substantial shareholder jointly with another person

Name of joint shareholder	Address	Number of shares	
		Long Position	Short Position
NIL			

24. Further information from a trustee, or beneficiary of a trust, or a founder of a *Discretionary Trust*

Name of Trust	Address	Status Code (see Table 5)	Number of shares	
			Long Position	Short Position
NIL				

25. Further information from a party to an agreement under Section 317 (*Please see Notes for further information*)

Name of other parties	Address	Number of shares
NIL		
Total number of shares in which substantial shareholder is interested under section 317 and 318		

26. Details of person(s) in accordance with whose directions the substantial shareholder or its directors are accustomed to act

Names	Address	Relationship Code (see Table 6)	Percentage (%)
NIL			

27. Date of filing this Form 2

09	12	2004
(day)	(month)	(year)

28. Number of continuation sheets 0

29. Number of attachments 0

CR

公司註冊處
Companies Registry

股份分配申報表
Return of Allotments

(公司條例第 45(1)條)
(Companies Ordinance s. 45(1))

表格 Form **SC1**

重要事項 Important Notes

- 填表前請參閱《填表須知》。
  請用黑色墨水列印。
- Please read the accompanying notes before completing this form.
  Please print in black ink.

公司編號 **Company Number**

2970

1 公司名稱 Company Name

Hang Lung Properties Limited

(Note 7) **2 分配股份的日期或始末日期 Date or Period during which Shares were Allotted**

	日 DD	月 MM	年 YYYY
由 From	9	12	2004
至 To			

3 本次股份分配的總款額 Totals of this Allotment

(Note 8)

	貨幣單位 Currency	款額 Amount
已繳及應繳的總面額 **Total** Nominal Amount Paid and Payable	HK$	370,000,000
已繳及應繳的溢價總額 [第5A(a) + 5B(a)項] **Total** Premium Amount Paid and Payable [Sections 5A(a) + 5B(a)]	HK$	4,070,000,000

4 公司自成立爲法團當日起計，累積的已繳股款總額(包括本次分配但不包括溢價)
Cumulative Total of Paid-up Share Capital of the Company since Incorporation (Including this Allotment but Excluding Premium)

貨幣單位 Currency	款額 Amount
HK$	4,217,852,370

(Note 3) **提交人的資料 Presentor's Reference**

姓名 Name: Hang Lung Properties Limited

地址 Address: 28th floor, 4 Des Voeux Road C.,
Hong Kong.

電話 Tel: 2879 0111 傳真 Fax: 2868 6031

電郵地址 E-mail Address: estherli@hanglung.com

檔號

請勿填寫本欄 For Official Use

Your Receipt
Companies Registry
H.K.

10/12/2004	BB534106
CR No. :	-002970-
Sh. Form :	SC1
08	$30,000.00
TOTAL(CHQ)	$30,000.00

表格 Form **SC1**

公司編號 Company Number

2970

5 本次股份分配的詳情 Details of this Allotment

A. 現金支付的分配股份 Shares Allotted for Cash

股份類別 Class of Shares	獲分配的股份數目 Number of Shares Allotted	*每股*的面值 Nominal Value of ***Each Share***	*每股*已繳及應繳的款額(包括溢價) Amount Paid and Payable on ***Each Share*** (Including Premium)		*每股*的溢價款額 Premium on ***Each Share***	已繳及應繳的溢價*總*款額 ***Total*** Premium Paid and Payable (a)
			已繳付 Paid	應繳付 Payable		
Ordinary	370,000,000	HK$1.00	HK$12.00		HK$11.00	HK$4,070,000,000

(註 Note 9)

B. 非現金支付的分配股份 Shares Allotted otherwise than in Cash

股份類別 Class of Shares	獲分配的股份數目 Number of Shares Allotted	*每股*的面值 Nominal Value of ***Each Share***	*每股*被視作已繳及應繳的款額(包括溢價) Amount Treated as Paid and Payable on ***Each Share*** (Including Premium)		*每股*的溢價款額 Premium on ***Each Share***	被視作已繳及應繳的溢價*總*款額 ***Total*** Premium Treated as Paid and Payable (a)
			已繳付 Paid	應繳付 Payable		

(註 Note 10)

分配上述(B)項股份的代價

Consideration for which the Shares in (B) have been Allotted

指明編號 2/2004 (修訂) (2004 年 2 月)
Specification No. 2/2004 (Revision) (Feb. 2004)

表格 Form **SC1**

公司編號 **Company Number**

2970

6 獲分配股份者的詳情 Details of Allottee(s)

姓名／名稱 Name	地址 Address	各類別股份分配的數目 No. of Shares Allotted by Class	
		類別 Class	類別 Class
		Ordinary	
Hang Lung Investments Limited	26/F, 4 Des Voeux Road Central, Hong Kong	16,686,000	
Believecity Limited	26/F, 4 Des Voeux Road Central, Hong Kong	53,314,000	
Purotat Limited	26/F, 4 Des Voeux Road Central, Hong Kong	300,000,000	
	各類別股份分配的總數 Total Shares Allotted by Class	370,000,000	

簽署 Signed ：

姓名 Name ：

~~董事 Director~~／秘書 Secretary *

日期 Date ： 9th December, 2004

日 DD / 月 MM / 年 YYYY

**請刪去不適用者* *Delete whichever does not apply*

指明編號 2/2004 (修訂) (2004 年 2 月)
Specification No. 2/2004 (Revision) (Feb. 2004)

FORM 2

CORPORATE SUBSTANTIAL SHAREHOLDER NOTICE

Notice pursuant to s. 324 of Part XV of the Securities and Futures Ordinance (Cap. 571)

Form for use by a corporation giving notice of :

(i) First acquiring an interest in 5% or more of the shares of a listed corporation (i.e. first becoming a substantial shareholder);

(ii) Changes in the percentage level, or nature, of its interest or its short position in such shares; and

(iii) Ceasing to have an interest of 5% in such shares (complete Boxes 1 to 19 and 27 only).

This Form must be completed in accordance with the directions and instructions in the Notes to Form 2.

1. Name of listed corporation HANG LUNG PROPERTIES LIMITED	
2. Stock code 101	**4. Number of issued shares in class** 3,669,977,370
3. Class of shares Ordinary	

5. Name of substantial shareholder Purotat Limited	**8. Business registration number** 15331355-000-02	
	9. Place of incorporation Hong Kong	Certificate of Incorporation No. 344098
6. Registered office 26th Floor, 4 Des Voeux Road Central, Hong Kong	**10. Contact person** Mr. CHING Sik Wing, Robin	
	11. Daytime tel. No. 28790111	**12. e-mail address**
7. Principal place of business in Hong Kong N/A	**13. Exchange on which listed** N/A	
	14. Name of listed parent and exchange on which parent is listed Hang Lung Group Limited/Hong Kong Stock Exchange	

15. Date of relevant event

09	12	2004
(day)	(month)	(year)

16. Date when the substantial shareholder became aware of the relevant event/ interest in the shares (if later)

(day)	(month)	(year)

17. Details of relevant event

	Relevant event code describing circumstances (see Table 1)	Code describing capacity in which shares were/are held (see Table 2) Before relevant event	After relevant event	Number of shares bought/sold or involved	Currency of transaction	On Exchange: Highest price per share	On Exchange: Average price per share	Off Exchange: Average consideration per share	Off Exchange: Consideration Code (see Table 3)
Long position	103	201	201	300,000,000	HKD				- Select -
Short position	- Select -	- Select -	- Select -						

18. Total shares immediately before the relevant event

	Total number of shares	Percentage figure (%)
Long position	54,227,500	1.64
Short position		
Lending pool		

19. Total shares immediately after the relevant event

	Total number of shares	Percentage figure (%)
Long position	354,227,500	9.65
Short position		
Lending pool		

20. Capacity in which interests disclosed in Box 19 are held

Code describing capacity (see Table 2)	Number of shares: Long position	Short position
205	354,227,500	
- Select -		
- Select -		
- Select -		
- Select -		

21. Further information in respect of derivative interests

Code describing derivatives (see Table 4)	Number of shares: Long position	Short position
- Select -		
- Select -		
- Select -		
- Select -		
- Select -		

22. Further information in relation to interests of corporations controlled by substantial shareholder

Name of controlled corporation	Address and place of incorporation	Name of controlling shareholder	% control	Direct interest (Y/N)	Number of shares	
					Long position	Short Position
	N/A					

23. Further information in relation to interests held by substantial shareholder jointly with another person

Name of joint shareholder	Address	Number of shares	
		Long position	Short Position
	N/A		

24. Further information from a trustee, or beneficiary of a trust, or a founder of a Discretionary Trust

Name of Trust	Address	Status Code (see Table 5)	Number of shares	
			Long position	Short position
		- Select -		
	N/A	- Select -		
		- Select -		

25. Further information from a party to an agreement under Section 317 (Please see Notes for further information required)

Names of other parties	Address	Number of shares
	N/A	
Total number of shares in which substantial shareholder is interested under section 317 and 318		

26. Details of person(s) in accordance with whose directions the substantial shareholder or its directors are accustomed to act

Names	Address	Relationship Code (see Table 6)	Percentage (%)
		- Select -	
	N/A	- Select -	
		- Select -	

27. Date of filing this Form 2

09	12	2004
(day)	(month)	(year)

28. Number of continuation sheets: 0

29. Number of attachments: 0

Form 2.

F. RM 2

CORPORATE SUBSTANTIAL SHAREHOLDER NOTICE

Notice pursuant to s. 324 of Part XV of the Securities and Futures Ordinance (Cap. 571)

Form for use by a corporation giving notice of :

(i) First acquiring an interest in 5% or more of the shares of a listed corporation (i.e. first becoming a substantial shareholder);

(ii) Changes in the percentage level, or nature, of its interest or its short position in such shares; and

(iii) Ceasing to have an interest of 5% in such shares (complete Boxes 1 to 19 and 27 only).

This Form must be completed in accordance with the directions and instructions in the Notes to Form 2.

1. Name of listed corporation HANG LUNG PROPERTIES LIMITED	
2. Stock code 101	**4. Number of issued shares in class** 3,669,977,370
3. Class of shares Ordinary	

5. Name of substantial shareholder Prosperland Housing Limited	**8. Business registration number** 04937744-000-04	
	9. Place of incorporation Hong Kong	Certificate of Incorporation No. 26329
6. Registered office 26th Floor, 4 Des Voeux Road Central, Hong Kong	**10. Contact person** Mr. CHING Sik Wing, Robin	
	11. Daytime tel. No. 28790111	**12. e-mail address**
7. Principal place of business in Hong Kong N/A	**13. Exchange on which listed** N/A	
	14. Name of listed parent and exchange on which parent is listed Hang Lung Group Limited/Hong Kong Stock Exchange	

15. Date of relevant event

09	12	2004
(day)	(month)	(year)

16. Date when the substantial shareholder became aware of the relevant event/ interest in the shares (if later)

(day)	(month)	(year)

17. Details of relevant event

	Relevant event code describing circumstances (see Table 1)	Code describing capacity in which shares were/are held (see Table 2): Before relevant event	After relevant event	Number of shares bought/sold or involved	Currency of transaction	On Exchange: Highest price per share	On Exchange: Average price per share	Off Exchange: Average consideration per share	Off Exchange: Consideration Code (see Table 3)
Long position	104	201	201		HKD				- Select -
Short position	- Select -	- Select -	- Select -						

18. Total shares immediately before the relevant event

	Total number of shares	Percentage figure (%)
Long position	1,267,608,690	38.41
Short position		
Lending pool		

19. Total shares immediately after the relevant event

	Total number of shares	Percentage figure (%)
Long position	1,267,608,690	34.54
Short position		
Lending pool		

20. Capacity in which interests disclosed in Box 19 are held

Code describing capacity (see Table 2)	Number of shares: Long position	Short position
205	1,267,608,690	
- Select -		
- Select -		
- Select -		
- Select -		

21. Further information in respect of derivative interests

Code describing derivatives (see Table 4)	Number of shares: Long position	Short position
- Select -		
- Select -		
- Select -		
- Select -		
- Select -		

22. Further information in relation to interests of corporations controlled by substantial shareholder

Name of controlled corporation	Address and place of incorporation	Name of controlling shareholder	% control	Direct interest (Y/N)	Number of shares	
					Long position	Short Position
Curicao Company Limited	26th Floor, 4 Des Voeux Road Central, Hong Kong	Prosperland Housing Limited	100.00	Y	85,179	

23. Further information in relation to interests held by substantial shareholder jointly with another person

Name of joint shareholder	Address	Number of shares	
		Long position	Short Position
	N/A		

24. Further information from a trustee, or beneficiary of a trust, or a founder of a Discretionary Trust

Name of Trust	Address	Status Code (see Table 5)	Number of shares	
			Long position	Short position
		- Select -		
	N/A	- Select -		
		- Select -		

25. Further information from a party to an agreement under Section 317 (Please see Notes for further information required)

Names of other parties	Address	Number of shares
	N/A	
Total number of shares in which substantial shareholder is interested under section 317 and 318		

26. Details of person(s) in accordance with whose directions the substantial shareholder or its directors are accustomed to act

Names	Address	Relationship Code (see Table 6)	Percentage (%)
		- Select -	
	N/A	- Select -	
		- Select -	

27. Date of filing this Form 2

09	12	2004
(day)	(month)	(year)

28. Number of continuation sheets: 0

29. Number of attachments: 0

Form 2.

FORM 2

CORPORATE SUBSTANTIAL SHAREHOLDER NOTICE

Notice pursuant to s. 324 of Part XV of the Securities and Futures Ordinance (Cap. 571)

Form for use by a corporation giving notice of :

(i) First acquiring an interest in 5% or more of the shares of a listed corporation (i.e. first becoming a substantial shareholder);
(ii) Changes in the percentage level, or nature, of its interest or its short position in such shares; and
(iii) Ceasing to have an interest of 5% in such shares (complete Boxes 1 to 19 and 27 only).

This Form must be completed in accordance with the directions and instructions in the Notes to Form 2.

1. Name of listed corporation HANG LUNG PROPERTIES LIMITED		
2. Stock code	101	**4. Number of issued shares in class** 3,669,977,370
3. Class of shares	Ordinary	

5. Name of substantial shareholder Hang Lung Group Limited	**8. Business registration number** 01050802-000-09	
	9. Place of incorporation Hong Kong	Certificate of Incorporation No. 6206
6. Registered office 28th Floor, 4 Des Voeux Road Central, Hong Kong	**10. Contact person** Mr. CHING Sik Wing, Robin	
	11. Daytime tel. No. 28790111	**12. e-mail address**
7. Principal place of business in Hong Kong N/A	**13. Exchange on which listed** Hong Kong Stock Exchange	
	14. Name of listed parent and exchange on which parent is listed N/A	

15. Date of relevant event

09	12	2004
(day)	(month)	(year)

16. Date when the substantial shareholder became aware of the relevant event/ interest in the shares (if later)

(day)	(month)	(year)

17. Details of relevant event

	Relevant event code describing circumstances (see Table 1)	Code describing capacity in which shares were/are held (see Table 2) Before relevant event	After relevant event	Number of shares bought/sold or involved	Currency of transaction	On Exchange: Highest price per share	On Exchange: Average price per share	Off Exchange: Average consideration per share	Off Exchange: Consideration Code (see Table 3)
Long position	103	205	205	375,924,000	HKD				- Select -
Short position	- Select -	- Select -	- Select -						

18. Total shares immediately before the relevant event

	Total number of shares	Percentage figure (%)
Long position	1,516,378,570	45.95
Short position		
Lending pool		

19. Total shares immediately after the relevant event

	Total number of shares	Percentage figure (%)
Long position	1,892,302,570	51.56
Short position		
Lending pool		

20. Capacity in which interests disclosed in Box 19 are held

Code describing capacity (see Table 2)	Number of shares: Long position	Short position
205	1,892,302,570	
- Select -		
- Select -		
- Select -		
- Select -		

21. Further information in respect of derivative interests

Code describing derivatives (see Table 4)	Number of shares: Long position	Short position
- Select -		
- Select -		
- Select -		
- Select -		
- Select -		

22. Further information in relation to interests of corporations controlled by substantial shareholder

Name of controlled corporation	Address and place of incorporation	Name of controlling shareholder	% control	Direct interest (Y/N)	Number of shares	
					Long position	Short Position
	(see attached Continuation Sheet)					

23. Further information in relation to interests held by substantial shareholder jointly with another person

Name of joint shareholder	Address	Number of shares	
		Long position	Short Position
	N/A		

24. Further information from a trustee, or beneficiary of a trust, or a founder of a Discretionary Trust

Name of Trust	Address	Status Code (see Table 5)	Number of shares	
			Long position	Short position
		- Select -		
	N/A	- Select -		
		- Select -		

25. Further information from a party to an agreement under Section 317 **(Please see Notes for further information required)**

Names of other parties	Address	Number of shares
	N/A	
Total number of shares in which substantial shareholder is interested under section 317 and 318		

26. Details of person(s) in accordance with whose directions the substantial shareholder or its directors are accustomed to act

Names	Address	Relationship Code (see Table 6)	Percentage (%)
		- Select -	
	N/A	- Select -	
		- Select -	

27. Date of filing this Form 2

09	12	2004
(day)	(month)	(year)

28. Number of continuation sheets 1

29. Number of attachments 0

Form 2.

Continuation Sheet

22. Further information in relation to interests of corporations controlled by substantial shareholder

Name of controlled corporation	Address and place of incorporation	Name of controlling shareholder	% control	Direct interest (Y/N)	Number of shares	
					Long position	Short position
Prosperland Housing Limited	26th Floor, 4 Des Voeux Road Central, Hong Kong. (Hong Kong)	Hang Lung Group Limited	100.00	Y	1,267,523,511	
Prosperland Housing Limited	26th Floor, 4 Des Voeux Road Central, Hong Kong. (Hong Kong)	Hang Lung Group Limited	100.00	N	85,179	
Curicao Company Limited	26th Floor, 4 Des Voeux Road Central, Hong Kong. (Hong Kong)	Prosperland Housing Limited	100.00	Y	85,179	
Purotat Limited	26th Floor, 4 Des Voeux Road Central, Hong Kong. (Hong Kong)	Hang Lung Group Limited	100.00	Y	354,227,500	
Yee Fly Investment Limited	26th Floor, 4 Des Voeux Road Central, Hong Kong. (Hong Kong)	Hang Lung Group Limited	100.00	Y	163,665	
Yee Fly Investment Limited	26th Floor, 4 Des Voeux Road Central, Hong Kong. (Hong Kong)	Hang Lung Group Limited	100.00	N	120,608,945	
Yee Fly Investment Limited	26th Floor, 4 Des Voeux Road Central, Hong Kong. (Hong Kong)	Hang Lung Group Limited	100.00	N	8,520	
Believecity Limited	26th Floor, 4 Des Voeux Road Central, Hong Kong. (Hong Kong)	Yee Fly Investment Limited	100.00	Y	120,608,945	
Kindstock Limited	26th Floor, 4 Des Voeux Road Central, Hong Kong. (Hong Kong)	Yee Fly Investment Limited	100.00	Y	8,520	
Cokage Limited	26th Floor, 4 Des Voeux Road Central, Hong Kong. (Hong Kong)	Hang Lung Group Limited	100.00	Y	53,893,250	
Atlas Limited	Akara Building, 24 De Castro Street, Wickhams Cay I, Road Town, Tortola, British Virgin Islands. (British Virgin Islands)	Hang Lung Group Limited	100.00	N	73,182,000	
Hang Kong Company Limited	26th Floor, 4 Des Voeux Road Central, Hong Kong. (Hong Kong)	Atlas Limited	100.00	Y	73,182,000	
Hang Lung Investments Limited	26th Floor, 4 Des Voeux Road Central, Hong Kong. (Hong Kong)	Hang Lung Group Limited	100.00	Y	22,610,000	

FORM 2

CORPORATE SUBSTANTIAL SHAREHOLDER NOTICE

Notice pursuant to s. 324 of Part XV of the Securities and Futures Ordinance (Cap. 571)

Form for use by a corporation giving notice of:

(i) First acquiring an interest in 5% or more of the shares of a listed corporation (i.e. first becoming a substantial shareholder);
(ii) Changes in the percentage level, or nature, of its interest or its short position in such shares; and
(iii) Ceasing to have an interest of 5% in such shares (complete Boxes 1 to 19 and 27 only).

This Form must be completed in accordance with the directions and instructions in the Notes to Form 2.

1. Name of listed corporation HANG LUNG PROPERTIES LIMITED	
2. Stock code 101	**4. Number of issued shares in class** 3,669,977,370
3. Class of shares ORDINARY	

5. Name of substantial shareholder COLE LIMITED	**8. Business registration number** N/A	
	9. Place of incorporation ISLE OF MAN	Certificate of Incorporation No. 29074
6. Registered office 33-37 ATHOL STREET, DOUGLAS, ISLE OF MAN	**10. Contact person** HO TUEN YEE	
	11. Daytime tel. No. 2890 6484	**12. e-mail address**
7. Principal place of business in Hong Kong N/A	**13. Exchange on which listed** N/A	
	14. Name of listed parent and exchange on which parent is listed N/A	

15. Date of relevant event

9	12	2004
(day)	(month)	(year)

16. Date when the substantial shareholder became aware of the relevant event/ interest in the shares (if later)

N/A	N/A	N/A
(day)	(month)	(year)

17. Details of relevant event

	Relevant event code describing circumstances (see Table 1)	Code describing capacity in which shares were/are held (see Table 2) Before relevant event	After relevant event	Number of shares bought/sold or involved	Currency of transaction	On Exchange: Highest price per share	On Exchange: Average price per share	Off Exchange: Average consideration per share	Off Exchange: Consideration Code (see Table 3)
Long position	- Select - 103	- Select - 207	- Select - 207	375,924,000	HKD				- Select -
Short position	- Select -	- Select -	- Select -						

18. Total shares immediately before the relevant event

	Total number of shares	Percentage figure (%)
Long position	1,550,635,670	46.99
Short position	N/A	
Lending pool	N/A	

19. Total shares immediately after the relevant event

	Total number of shares	Percentage figure (%)
Long position	1,920,635,670	52.33
Short position	N/A	
Lending pool	N/A	

20. Capacity in which interests disclosed in Box 19 are held

Code describing capacity (see Table 2)	Number of shares: Long position	Short position
- Select - 207	1,920,635,670	N/A
- Select -		
- Select -		
- Select -		
- Select -		

21. Further information in respect of derivative interests

Code describing derivatives (see Table 4)	Number of shares: Long position	Short position
- Select - N/A		
- Select -		
- Select -		
- Select -		
- Select -		

22. Further information in relation to interests of corporations controlled by substantial shareholder

Name of controlled corporation	Address and place of incorporation	Name of controlling shareholder	% control	Direct interest (Y/N)	Number of shares	
					Long position	Short Position
KINGSWICK INVESTMENT LIMITED	PASEA ESTATE, ROAD TOWN, TORTOLA, BRITISH VIRGIN ISLANDS (BRITISH VIRGIN ISLANDS)	COLE LIMITED	100.00	Y	28,333,100	N/A
KINGSWICK INVESTMENT LIMITED	PASEA ESTATE, ROAD TOWN, TORTOLA, BRITISH VIRGIN ISLANDS (BRITISH VIRGIN ISLANDS)	COLE LIMITED	100.00	N	1,892,302,570	N/A
FARBASE INVESTMENT LIMITED	PASEA ESTATE, ROAD TOWN, TORTOLA, BRITISH VIRGIN ISLANDS (BRITISH VIRGIN ISLANDS)	COLE LIMITED	100.00	N	1,892,302,570	N/A
MAGENTA HOLDINGS LIMITED	P.O. BOX 71, CRAIGMUIR CHAMBERS, ROAD TOWN, TORTOLA, BRITISH VIRGIN ISLANDS (BRITISH VIRGIN ISLANDS)	COLE LIMITED	100.00	N	1,892,302,570	N/A
BOLAND ENTERPRISES LIMITED	PASEA ESTATE, ROAD TOWN, TORTOLA, BRITISH VIRGIN ISLANDS (BRITISH VIRGIN ISLANDS)	MAGENTA HOLDINGS LIMITED	100.00	N	1,892,302,570	N/A
HANG LUNG GROUP LIMITED	28TH FLOOR, 4 DES VOEUX ROAD CENTRAL, HONG KONG (HONG KONG)	COLE LIMITED	37.16	N	1,892,302,570	N/A
PROSPERLAND HOUSING LIMITED	26TH FLOOR, 4 DES VOEUX ROAD CENTRAL, HONG KONG (HONG KONG)	HANG LUNG GROUP LIMITED	100.00	Y	1,267,523,511	N/A
PROSPERLAND HOUSING LIMITED	26TH FLOOR, 4 DES VOEUX ROAD CENTRAL, HONG KONG (HONG KONG)	HANG LUNG GROUP LIMITED	100.00	N	85,179	N/A

23. Further information in relation to interests held by substantial shareholder jointly with another person

Name of joint shareholder	Address	Number of shares	
		Long position	Short Position
N/A			

24. Further information from a trustee, or beneficiary of a trust, or a founder of a Discretionary Trust

Name of Trust	Address	Status Code (see Table 5)	Number of shares	
			Long position	Short position
(PRIVATE)	(PRIVATE)	- Select - 501	1,920,635,670 IN TOTAL	N/A
		- Select -		
		- Select -		

25. Further information from a party to an agreement under Section 317 **(Please see Notes for further information required)**

Names of other parties	Address	Number of shares
N/A		
Total number of shares in which substantial shareholder is interested under section 317 and 318		

26. Details of person(s) in accordance with whose directions the substantial shareholder or its directors are accustomed to act

Names	Address	Relationship Code (see Table 6)	Percentage (%)
N/A		- Select -	
		- Select -	
		- Select -	

27. Date of filing this Form 2

13	12	2004
(day)	(month)	(year)

28. Number of continuation sheets 1

29. Number of attachments

Form 2.

22. Further information in relation to interests of corporations controlled by substantial shareholder

Name of controlled corporation	Address and place of incorporation	Name of controlling shareholder	% control	Direct interest (Y/N)	Number of shares	
					Long position	Short Position
CURICAO COMPANY LIMITED	26TH FLOOR, 4 DES VOEUX ROAD CENTRAL, HONG KONG (HONG KONG)	PROSPERLAND HOUSING LIMITED	100.00	Y	85,179	N/A
PUROTAT LIMITED	26TH FLOOR, 4 DES VOEUX ROAD CENTRAL, HONG KONG (HONG KONG)	HANG LUNG GROUP LIMITED	100.00	Y	354,227,500	N/A
YEE FLY INVESTMENT LIMITED	26TH FLOOR, 4 DES VOEUX ROAD CENTRAL, HONG KONG (HONG KONG)	HANG LUNG GROUP LIMITED	100.00	Y	163,665	N/A
YEE FLY INVESTMENT LIMITED	26TH FLOOR, 4 DES VOEUX ROAD CENTRAL, HONG KONG (HONG KONG)	HANG LUNG GROUP LIMITED	100.00	N	120,608,945	N/A
YEE FLY INVESTMENT LIMITED	26TH FLOOR, 4 DES VOEUX ROAD CENTRAL, HONG KONG (HONG KONG)	HANG LUNG GROUP LIMITED	100.00	N	8,520	N/A
BELIEVECITY LIMITED	26TH FLOOR, 4 DES VOEUX ROAD CENTRAL, HONG KONG (HONG KONG)	YEE FLY INVESTMENT LIMITED	100.00	Y	120,608,945	N/A
KINDSTOCK LIMITED	26TH FLOOR, 4 DES VOEUX ROAD CENTRAL, HONG KONG (HONG KONG)	YEE FLY INVESTMENT LIMITED	100.00	Y	8,520	N/A
COKAGE LIMITED	26TH FLOOR, 4 DES VOEUX ROAD CENTRAL, HONG KONG (HONG KONG)	HANG LUNG GROUP LIMITED	100.00	Y	53,893,250	N/A
ATLAS LIMITED	AKARA BUILDING, 24 DE CASTRO STREET, WICKHAMS CAY I, ROAD TOWN, TORTOLA, BRITISH VIRGIN ISLANDS (BRITISH VIRGIN ISLANDS)	HANG LUNG GROUP LIMITED	100.00	N	73,182,000	N/A
HANG KONG COMPANY LIMITED	26TH FLOOR, 4 DES VOEUX ROAD CENTRAL, HONG KONG (HONG KONG)	ATLAS LIMITED	100.00	Y	73,182,000	N/A
HANG LUNG INVESTMENTS LIMITED	26TH FLOOR, 4 DES VOEUX ROAD CENTRAL, HONG KONG (HONG KONG)	HANG LUNG GROUP LIMITED	100.00	Y	22,810,000	N/A

FORM 1

INDIVIDUAL SUBSTANTIAL SHAREHOLDER NOTICE

Notice pursuant to s. 324 of Part XV of the Securities and Futures Ordinance (Cap. 571)

Form for use by an individual giving notice of:

(i) First acquiring an interest in 5% or more of the shares of a listed corporation (i.e. first becoming a substantial shareholder);

(ii) Changes in the percentage level, or nature, of his interest or his short position in such shares; and

(iii) Ceasing to have an interest in 5% of such shares (complete Boxes 1 to 16 and 24 only)

This Form must be completed in accordance with the directions and instructions in the Notes to Form 1.

1. Name of listed corporations HANG LUNG PROPERTIES LIMITED		
2. Stock code	101	**4. Number of issued shares in class** 3,669,977,370
3. Class of shares	ORDINARY	

5. Name of substantial shareholder (English) as printed on HKID/Passport CHAN TAN (Surname)	CHING FEN (Other names)	**8. Name of substantial shareholder (Chinese)** 陳譚慶芬
6. HKID/Passport No. A056619(8)	**Country of issue of Passport** N/A	**9. Chinese Character Code** 7115 6223 1987 5358
7. Address of substantial shareholder A5, 14 MT. KELLETT ROAD, THE PEAK, HONG KONG		**10. Daytime tel. No.** 2576 6800
		11. e-mail address

12. Date of relevant event

(day)	(month)	(year)
9	12	2004

13. Date when the substantial shareholder became aware of the relevant event/ interest in the shares (if later)

(day)	(month)	(year)
N/A	N/A	N/A

14. Details of relevant event

	Relevant event code describing circumstances (see Table 1)	Code describing capacity in which shares were/are held (see Table 2) — Before relevant event	After relevant event	Number of shares bought/sold or involved	Currency of transaction	On Exchange — Highest price per share	On Exchange — Average price per share	Off Exchange — Average consideration per share	Off Exchange — Consideration Code (see Table 3)
Long position	103	209	209	375,924,000	HKD				
Short position	N/A								

15. Total shares immediately before the relevant event

	Total number of shares	Percentage figure (%)
Long position	1,550,635,670	46.99
Short position	N/A	
Lending pool	N/A	

16. Total shares immediately after the relevant event

	Total number of shares	Percentage figure (%)
Long position	1,920,635,670	52.33
Short position	N/A	
Lending pool	N/A	

17. Capacity in which interests disclosed in Box 16 are held

Code describing capacity (see Table 2)	Number of shares — Long position	Number of shares — Short position
209	1,920,635,670	N/A

18. Further information in respect of derivative interests

Code describing derivatives (see Table 4)	Number of shares — Long position	Number of shares — Short position
N/A		

19. Further information in relation to interests of children under 18 and/or spouse

Name of child/spouse	Address	Number of shares — Long position	Number of shares — Short position
N/A			

20. Further information in relation to interests of corporations controlled by substantial shareholder

Name of controlled corporation	Address and place of incorporation	Name of controlling shareholder	% control	Direct interest (Y/N)	Number of shares	
					Long position	Short position
N/A						

21. Further information in relation to interests held by substantial shareholder jointly with another person

Name of joint shareholder	Address	Number of shares	
		Long position	Short position
N/A			

22. Further information from a trustee, or beneficiary of a trust, or a person who has set up a Discretionary Trust

Name of Trust	Address	Status Code (see Table 5)	Number of shares	
			Long position	Short position
(PRIVATE)	(PRIVATE)	503	1,920,635,670 IN TOTAL	N/A

23. Further information from a party to an agreement under Section 317 *(Please see Notes for further information required)*

Names of other parties	Address	Number of shares
N/A		
Total number of shares in which substantial shareholder is interested under section 317 and 318		

24. Date of filing this Form 1

13	12	2004
(day)	(month)	(year)

25. Number of continuation sheets

26. Number of attachments

Form 1.

公司註冊處
Companies Registry

股份分配申報表
Return of Allotments

(公司條例第45(1)條)
(Companies Ordinance s. 45(1))

表格 Form **SC1**

重要事項 Important Notes

- 填表前請參閱《填表須知》。請用黑色墨水列印。
- Please read the accompanying notes before completing this form. Please print in black ink.

公司編號 Company Number: 2970

1 公司名稱 Company Name

Hang Lung Properties Limited 恒隆地產有限公司

(註 Note 7) **2 分配股份的日期或始末日期 Date or Period during which Shares were Allotted**

	日 DD	月 MM	年 YYYY
由 From	10	12	2004
至 To	22	12	2004

3 本次股份分配的總款額 Totals of this Allotment

	貨幣單位 Currency	款額 Amount
(註 Note 8) 已繳及應繳的總面額 Total Nominal Amount Paid and Payable	HK$	13,110,090.00
已繳及應繳的溢價總額 [第5A(a) + 5B(a)項] Total Premium Amount Paid and Payable [Sections 5A(a) + 5B(a)]	HK$	NIL

4 公司自成立爲法團當日起計，累積的已繳股款總額(包括本次分配但不包括溢價)
Cumulative Total of Paid-up Share Capital of the Company since Incorporation (Including this Allotment but Excluding Premium)

貨幣單位 Currency	款額 Amount
HK$	4,117,599,960.00

(註 Note 3) **提交人的資料 Presentor's Reference**

姓名 Name: Computershare Hong Kong Investor Services Limited
地址 Address: 46/F Hopewell Centre
183 Queen's Road East
Wanchai
Hong Kong

電話 Tel: 2862 8628 傳真 Fax: 2865 0990

電郵地址 E-mail Address:

檔號 Reference:

請勿填寫本欄 For Official Use

表格 Form **SC1**

公司編號 Company Number

2970

5 本次股份分配的詳情 Details of this Allotment

A. 現金支付的分配股份 Shares Allotted for Cash

股份類別 Class of Shares	獲分配的股份數目 Number of Shares Allotted	*每股*的面值 Nominal Value of ***Each Share***	*每股*已繳及應繳的款額(包括溢價) Amount Paid and Payable on ***Each Share*** (Including Premium)		*每股*的溢價款額 Premium on ***Each Share***	已繳及應繳的溢價*總*款額 ***Total*** Premium Paid and Payable (a)
			已繳付 Paid	應繳付 Payable		
Ordinary	13,110,090	HK$1.00	HK$1.00	NIL	NIL	NIL

(註 Note 9) **B. 非現金支付的分配股份 Shares Allotted otherwise than in Cash**

股份類別 Class of Shares	獲分配的股份數目 Number of Shares Allotted	*每股*的面值 Nominal Value of ***Each Share***	*每股*被視作已繳及應繳的款額(包括溢價) Amount Treated as Paid and Payable on ***Each Share*** (Including Premium)		*每股*的溢價款額 Premium on ***Each Share***	被視作已繳及應繳的溢價*總*款額 ***Total*** Premium Treated as Paid and Payable (a)
			已繳付 Paid	應繳付 Payable		
N/A						

(註 Note 10) 分配上述(B)項股份的代價

Consideration for which the Shares in (B) have been Allotted

N/A

指明編號 2/2004 (修訂) (2004年2月)
Specification No. 2/2004 (Revision) (Feb. 2004)

表格 Form **SC1**

公司編號 Company Number

2970

6 獲分配股份者的詳情 Details of Allottee(s)

姓名／名稱 Name	地址 Address	各類別股份分配的數目 No. of Shares Allotted by Class	
		類別 Class	類別 Class
	Please refer to the attached APPENDIX I		
	各類別股份分配的總數 Total Shares Allotted by Class		

For and on behalf of
HANG LUNG PROPERTIES LIMITED
恒 隆 地 產 有 限 公 司

Secretary

簽署 Signed：

姓名 Name ： Robin Sik Wing CHING

~~董事 Director~~／秘書 Secretary *

日期 Date： 03/01/2005

日 DD / 月 MM / 年 YYYY

**請刪去不適用者* *Delete whichever does not apply*

指明編號 2/2004 (修訂) (2004 年 2 月)
Specification No. 2/2004 (Revision) (Feb. 2004)

HANG LUNG PROPERTIES LIMITED
LIST OF ALLOTTEES FROM 10 DECEMBER TO 22 DECEMBER 2004

(Allotments upon Conversion of Convertible Preference Shares)

Registered Name and Address	Description	Date of Allotment	No. of Ordinary Shares Allotted
Citi (Nominees) Limited G P O Box 14 Hong Kong	Nominee	10/12/2004 22/12/2004	1,532,000 11,578,090

Total No. of Allottees : 1

Total No. of Shares Allotted : 13,110,090

*** END OF REPORT ***

For and on behalf of
HANG LUNG PROPERTIES LIMITED
恒 隆 地 產 有 限 公 司

....
Secretary

Our Ref: SO-396-2004/HLPL

10th December, 2004

E-Business & Information Services
Hong Kong Exchanges and Clearing Limited ("HKEx")
11th Floor, One International Finance Centre
1 Harbour View Street, Central
Hong Kong

By fax (2877-6987) & by mail

Dear Sirs,

Re: Further Announcement to placing of existing shares and subscription for new shares in the Company

We hereby submit to you the enclosed soft copy of the above document for publication on the HKEx website.

The document was cleared by Mr. Ricky Chu of the Exchange on 10th December, 2004 at 3:45 p.m. The document may be published immediately upon receipt.

Should you have any queries, please contact Ms. Esther Li on 28790365.

Yours faithfully,
For and on behalf of
HANG LUNG PROPERTIES LIMITED

Robin Ching
Secretary

Encl.

RsC/el

c.c. IFN Financial Press Ltd. (Attn. Ms. Belinda Wong)

COPY

Our Ref: SO-397-2004/HLPL

13th December, 2004

Listing Division,
The Stock Exchange of Hong Kong Limited
11/F, One International Finance Centre,
1 Harbour View Street,
Central,
Hong Kong.

Attn. Mr. Ricky Chu

Dear Sirs,

Company Name	:	**Hang Lung Properties Limited ("the Company")**
Case Number	:	**20041129-F00010-0011**
Transaction Type	:	**Top-up Placing**

We have pleasure in enclosing herewith the original form and seven copies of our announcements in respect of the further announcement on top-up placing of shares in the Company, in English and Chinese version, appeared today in South China Morning Post, Hong Kong Economic Times and Sing Tao Daily for your information.

Yours faithfully,
For and on behalf of
HANG LUNG PROPERTIES LIMITED

Robin S.W. Ching
Secretary

Encl.
RsC/EsL/cc

COPY

SOUTH CHINA MORNING POST MONDAY, DECEMBER 13, 2004

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

恒隆地產
HANG LUNG PROPERTIES

恒隆地產有限公司 Hang Lung Properties Limited

(incorporated in Hong Kong with limited liability)

(Stock Code: 101)

Further Announcement to placing of existing shares and subscription for new shares in the Company

Reference was made to the joint announcement of the Company and Hang Lung Group Limited dated 29 November 2004 in relation to the possible adjustment to be made to the Conversion Price of the convertible cumulative preference shares in the Company issued on 16 November 1993. As the adjustment to be made would amount to less than one per cent of the Conversion Price now in effect, no adjustment would be made under the terms of the issue and the Conversion Price will remain at HK$10.10 per ordinary share.

Reference was made to the joint announcement of the Company and Hang Lung Group Limited dated 29 November 2004 in relation to the placing of existing ordinary shares and subscription of new ordinary shares by Hang Lung Group Limited under general mandate and the possible adjustment to be made to the conversion price of the convertible cumulative preference shares issued on 16 November 1993 (the "Conversion Price") as a result of the subscription of new ordinary shares in the Company.

The directors wish to announce that as the adjustment to be made would amount to less than one per cent of the Conversion Price now in effect, no adjustment would be made under the terms of the issue and the Conversion Price will remain at HK$10.10 per ordinary share.

The convertible cumulative preference shares are listed on The Stock Exchange of Hong Kong Limited (Stock Code: 1210). The Company had issued 300,000 convertible cumulative preference shares on 16 November 1993 and as at the date of this announcement, there are 73,050 outstanding convertible cumulative preference shares.

As at the date of this announcement, the board of directors of the Company comprises of 4 executive directors, namely Ronnie Chan Chichung, Nelson Yuen Wai Leung, Wilfred Ho Sai Leung, Terry Ng Sze Yuen and 5 independent non-executive directors, namely, Ronald Joseph Arculli, Laura Chen Lok Yee, Cheng Hon Kwan, Liu Pak Wai and Yin Shang Shing.

By Order of the Board
Hang Lung Properties Limited
Terry S.Y. Ng
Executive Director

Hong Kong, 10 December 2004

香港經濟日報 星島日報 2004年12月13日 星期一

香港聯合交易所有限公司對本公佈之內容概不負責，對其準確性或完整性亦不發表任何聲明，並明確表示概不就因本公佈全部或任何部份內容而產生或因倚賴該等內容而引致之任何損失承擔任何責任。

恒隆地產
HANG LUNG PROPERTIES

恒隆地產有限公司 Hang Lung Properties Limited

(於香港註冊成立之有限公司)

(股份代號：101)

配售現有股份及認購本公司新股份之進一步公佈

茲提述本公司及恒隆集團有限公司於二零零四年十一月二十九日就有關可能對本公司於一九九三年十一月十六日發行之本公司可換股累積優先股換股價作出之調整之聯合公佈。由於須作出之調整將少於現時生效之換股價之1%，故此根據發行可換股累積優先股之條款，毋須作出調整，而換股價將維持於每股普通股港幣10.10元。

茲提述本公司及恒隆集團有限公司於二零零四年十一月二十九日就根據一般性授權由恒隆集團有限公司配售現有普通股及認購新普通股，以及因認購本公司之新普通股而可能對於一九九三年十一月十六日發行之可換股累積優先股之換股價(「換股價」)作出調整之聯合公佈。

董事謹此公佈，由於須作出之調整將少於現時生效之換股價之1%，故此根據發行可換股累積優先股之條款，毋須作出調整，而換股價將維持於每股普通股港幣10.10元。

可換股累積優先股於香港聯合交易所有限公司上市(股份代號：1210)。本公司於一九九三年十一月十六日發行300,000股可換股累積優先股：而於本公佈刊發日期，共有73,050股可換股累積優先股於市場流通。

於本公佈刊發日期，本公司之董事局包括四名執行董事陳啟宗、袁偉良、何世良、吳士元及五名獨立非執行董事夏佳理、陳樂怡、鄭漢鈞、廖柏偉及殷尚賢。

承董事局命
恒隆地產有限公司
執行董事
吳士元

香港，二零零四年十二月十日

FORM 2

CORPORATE SUBSTANTIAL SHAREHOLDER NOTICE

Notice pursuant to s. 324 of Part XV of the Securities and Futures Ordinance (Cap. 571)

Form for use by a corporation giving notice of:

(i) First acquiring an interest in 5% or more of the shares of a listed corporation (i.e. first becoming a substantial shareholder);
(ii) Changes in the percentage level, or nature, of its interest or its short position in such shares; and
(iii) Ceasing to have an interest of 5% in such shares (complete Boxes 1-19 and 27 only)

This Form must be completed in accordance with the directions and instructions in the Notes to Form 2.

1. Name of listed corporation Hang Lung Properties Ltd	
2. Stock Code: 101	**4. Number of issued shares in class** 3,669,977,370
3. Class of shares: Ordinary Shares	

5. Name of substantial shareholder The Capital Group Companies, Inc.	**8. Business registration number** N/A	
	9. Place of Incorporation Delaware, USA	**Certificate of Incorporation No.** 860206507
6. Registered office 333 South Hope Street, 55th Floor Los Angeles, CA 90071	**10. Contact Person** Gina Martinez	
	11. Daytime telephone (213) 615-0469	**12. E-mail address** GRGroup@caproup.com
7. Principal place of business in Hong Kong 2601 One International Finance Centre, No.1 Harbour View Street Hong Kong	**13. Exchange on which listed** N/A	
****To avoid delay, please send all correspondence to our office at:** **333 South Hope Street, 55th Floor** **Los Angeles, CA 90071, USA**	**14. Name of listed parent and exchange on which parent is listed** N/A	

15. Date of relevant event

13	12	2004
(day)	(month)	(year)

16. Date when the substantial shareholder became aware of the relevant event/interest in the shares (if later)

(day)	(month)	(year)

17. Details of relevant event

	Relevant event code describing circumstances (see Table 1)	Code describing capacity in which shares were/are held (see Table 2)		Number of shares bought/sold or involved	Currency of transaction	On Exchange		Off Exchange	
		Before relevant event	After relevant event			Highest price per share	Average price per share	Average price per share	Consideration Code (See Table 3)
Long position	103	202	202	(3,001,000)	HKD	11.6990	11.6846		
Short position									

18. Total shares immediately before the relevant event

	Total number of shares	Percentage figure (%)
Long position	295,971,870	8.0647%
Short position		
Lending pool		

19. Total number of shares immediately after the event

	Total number of shares	Percentage figure (%)
Long position	292,970,866	7.9829%
Short position		7.98
Lending pool		

20. Capacity in which interests disclosed in Box 19 are held

Code describing capacity (see Table 2)	Number of shares	
	Long position	Short position
202	292,970,866	

21. Further information in respect of derivative interests

Code describing derivatives (see Table 4)	Number of shares	
	Long position	Short position

22. Further information in relation to interests of corporations controlled by substantial shareholder

Name of controlled corporation	Address and place of incorporation	Name of controlling shareholder	% Control	Direct Interest (Y/N)	Number of Shares	
					Long Position	Short Position
Capital Research and Management Company	333 South Hope Street, 55th Floor, Los Angeles, CA 90071, USA	The Capital Group Companies, Inc.	100%	Y	102,980,100	
Capital Group International, Inc.	333 South Hope Street, 55th Floor, Los Angeles, CA 90071, USA	The Capital Group Companies, Inc.	100%	N	0	
Capital Guardian Trust Company	333 South Hope Street, 55th Floor, Los Angeles, CA 90071, USA	Capital Group International, Inc.	100%	Y	152,108,536	
Capital International, Inc.	11100 Santa Monica Boulevard, 15th Floor, Los Angeles, CA 90025, USA	Capital Group International, Inc.	100%	Y	20,040,900	
Capital International Limited	25 Bedford Street, London WC2E 9HN, UK	Capital Group International, Inc.	100%	Y	9,570,330	
Capital International S.A.	3 Place de Bergues, 1201 Geneva, Switzerland	Capital Group International, Inc.	100%	Y	8,271,000	

23. Further information in relation to interests held by substantial shareholder jointly with another person

Name of joint shareholder	Address	Number of shares	
		Long Position	Short Position
NIL			

24. **Further information from a trustee, or beneficiary of a trust, or a founder of a Discretionary Trust**

Name of Trust	Address	Status Code (see Table 5)	Number of shares	
			Long Position	Short Position
NIL				

25. **Further information from a party to an agreement under Section 317 (Please see Notes for further information)**

Name of other parties	Address	Number of shares
NIL		
Total number of shares in which substantial shareholder is interested under section 317 and 318		

26. **Details of person(s) in accordance with whose directions the substantial shareholder or its directors are accustomed to act**

Names	Address	Relationship Code (see Table 6)	Percentage (%)
NIL			

27. **Date of filing this Form 2**

14	12	2004
(day)	(month)	(year)

28. **Number of continuation sheets** 0

29. **Number of attachments** 0

CR

公 司 註 冊 處
Companies Registry

更改股本結構通知書
Notification of Change of Share Capital Structure

(公司條例第 54(1)條)
(Companies Ordinance s. 54(1))

表格 Form **SC11**

重要事項 Important Notes

- 填表前請參閱《填表須知》。
  請用黑色墨水列印。
- Please read the accompanying notes before completing this form.
  Please print in black ink.

公司編號 **Company Number**

2970

1 公司名稱 Company Name

HANG LUNG PROPERTIES LIMITED

(註 Note 5) **2 更改股本結構的詳情**
Details of Change in Share Capital Structure

The Company redeemed 15,115 Convertible Cumulative Preference Shares of HK$7,500 each at a redemption price of HK$766 each.

3 生效日期
Effective Date

17th	December	2004
日 DD	月 MM	年 YYYY

簽署 Signed :

姓名 Name : Robin S.W. Ching

董事 ~~Director~~／秘書 Secretary *

日期 Date : 17th December, 2004
日 DD / 月 MM / 年 YYYY

* *請刪去不適用者 Delete whichever does not apply*

(註 Note 3) **提交人的資料 Presentor's Reference**

姓名 Name: Hang Lung (Secretaries) Limited

地址 Address: 28/F 4 Des Voeux Road C.,
Hong Kong

電話 Tel: 2879-0665 傳真 Fax: 2868-6760

電郵地址 E-mail Address: estherli@hanglung.com

檔號 Reference:

請勿填寫本欄 For Official Use

收件日期 RECEIVED
22 -12- 2004
公司註冊處(行政組)
COMPANIES REGISTRY
(Administration Section)

FORM I

Monthly Return On Movement of Listed Equity Securities

For the month ended 31st December, 2004

To : ~~The Listing Division of The Stock Exchange of Hong Kong Limited~~

~~CC.~~ The Research & Planning Department of The Stock Exchange of Hong Kong Limited

From : HANG LUNG PROPERTIES LIMITED
(Name of Company)

Esther S.M. Li — Tel No.: 2879-0365
(Name of Responsible Official)

Date : 7th January, 2005

(A) Information on Types of Listed Equity Securities :
(please tick wherever applicable)

1. Ordinary shares : ✓
2. Preference shares :
3. Other classes of shares : ✓ please specify : Convertible Cumulative Preference Shares
4. Warrants : please specify :

(B) Movement in Authorised Share Capital:

	No. of ordinary shares/ Preference shares/ other classes of shares	Par Value (HK$)	Authorised Share Capital (HK$)
Balance at close of preceding month	4,500,000,000 200,000	1.00 7,500.00	4,500,000,000 1,500,000,000
Increase/(Decrease) (EGM approval date): ______)	N/A	N/A	N/A
Balance at close of the month	4,500,000,000 200,000	1.00 7,500.00	4,500,000,000 1,500,000,000
			6,000,000,000

(C) Movement in Issued Share Capital:

	No. of Ordinary shares	No. of Preference shares	No. of other classes of shares
Balance at close of preceding month:	3,299,977,370	75,050	
Increase/(Decrease) during the month	383,110,090	(17,115)	
Balance at close of the month :	3,683,087,460	57,935	

(D) Details of Movement :

* please delete and insert 'N/A' wherever inapplicable

TYPE OF SECURITIES	SECURITIES IN ISSUE AT CLOSE OF PRECEDING MONTH	MOVEMENT DURING THE MONTH			SECURITIES IN ISSUE AT CLOSE OF THE MONTH	IN NO. OF NEW SHARES ARISING THEREFROM
SHARE OPTIONS* Type	No. of Options	Granted	Exercised	Cancelled	No. of Options	
1. Share Option Scheme expired on 21/11/2012 Exercise price: HK$ 9.20	29,361,000	N/A	N/A	N/A	29,361,000	Nil
2. ______ Exercise price: HK$ ______						
WARRANTS* Date of Expiry	Nominal Value (HK$)	Exercised (HK$)			Nominal Value (HK$)	
1. ______ *Subscription price: HK$* ______ 2. ______ *Subscription price: HK$* ______	N/A	N/A			N/A	N/A
CONVERTIBLES* Class	Units	Converted (Units)			Units	
Preference Shares Convertible price: HK$ 10.10	75,050	(17,115)			57,935	13,110,090
OTHER ISSUES OF SHARES*						
Rights Issue	Price :	Issue and allotment Date :				
Placing	Price : $12.00	Issue and allotment Date:			9/12/2004	370,000,000
Bonus Issue		Issue and allotment Date:				
Scrip Dividend		Issue and allotment Date :				
Repurchase of share		Cancellation Date :				
Redemption of share		Redemption Date :				
Consideration issue	Price:	Issue and allotment Date :				
Others (please specify)	Price:	Issue and allotment Date :				
Total No. of ordinary shares/preference shares/other classes of shares increased/(decreased) during the month:						383,110,090

Remarks : ______________________

Authorised Signatory:

Name : Esther Li

Title : Assistant Co. Secretary

Note:

All information contained in this form may be reproduced and provided to other information vendors or users of market data at the sole discretion of the Stock Exchange without prior notification to the company/issuer.

恒隆地產有限公司
HANG LUNG PROPERTIES LIMITED
(Stock Code: 101)

NOTICE OF ANNUAL GENERAL MEETING

Notice is hereby given that the Annual General Meeting ("the Meeting") of Hang Lung Properties Limited ("the Company") will be held at 28th Floor, Standard Chartered Bank Building, 4 Des Voeux Road Central, Hong Kong on Tuesday, 23rd November, 2004 at 10:00 a.m. for the following purposes:

1. To receive and consider the Financial Statements and Reports of the Directors and Auditors for the year ended 30th June, 2004.

2. To declare a final dividend.

3. To re-elect directors and authorise the Board of Directors to fix directors' fees.

4. To re-appoint auditors and authorise the directors to fix their remuneration.

As special business:

To consider and, if thought fit, pass the following resolutions as Ordinary Resolutions:

5. A. "THAT:

(a) subject to paragraphs (b) and (c) below, the exercise by the directors of the Company during the Relevant Period (as hereinafter defined) of all the powers of the Company to purchase shares in the capital of the Company be and is hereby generally and unconditionally approved;

(b) the aggregate nominal amount of ordinary shares of HK$1 each in the capital of the Company ("Ordinary Shares") which may be purchased by the Company on The Stock Exchange of Hong Kong Limited or on any other stock exchange recognised for this purpose by the Securities and Futures Commission and The Stock Exchange of Hong Kong Limited under the Hong Kong Code on Share Repurchases pursuant to the approval in paragraph (a) above shall not exceed 10 per cent. of the aggregate nominal amount of the Ordinary Shares in the share capital of the Company in issue at the date of passing this Resolution, and the said approval shall be limited accordingly;

(c) the aggregate nominal amount of convertible cumulative preference shares of HK$7,500 each in the capital of the Company ("Convertible Preference Shares") which may be purchased by the Company on The Stock Exchange of Hong Kong Limited, Societe de la Bourse de Luxembourg (Luxembourg Stock Exchange) or on any other stock exchange recognised for this purpose by the Securities and Futures Commission and The Stock Exchange of Hong Kong Limited under the Hong Kong Code on Share Repurchases pursuant to the approval in paragraph (a) above shall not exceed 10 per cent. of the aggregate nominal amount of the Convertible Preference Shares in the share capital of the Company in issue at the date of passing this Resolution, and the said approval shall be limited accordingly; and

(d) for the purpose of this Resolution, "Relevant Period" means the period from the passing of this Resolution until whichever is the earlier of:

(i) the conclusion of the next Annual General Meeting of the Company;

(ii) the expiration of the period within which the next Annual General Meeting of the Company is required by law to be held; and

(iii) the revocation or variation of the authority given under this Resolution by ordinary resolution of the shareholders in general meeting."

B. "THAT:

(a) subject to paragraph (c) below, pursuant to Section 57B of the Companies Ordinance, the exercise by the directors of the Company during the Relevant Period (as defined in Resolution No. 5A(d) in the Notice of the Meeting) of all the powers of the Company to allot, issue and deal with additional shares in the capital of the Company and to allot, issue or grant securities convertible into shares in the capital of the Company or options, warrants or similar rights to subscribe for any such shares or such convertible securities and to make or grant offers, agreements and options which might require the exercise of such powers be and it is hereby generally and unconditionally approved;

(b) the approval in paragraph (a) above shall authorise the directors of the Company during the Relevant Period to allot, issue or grant securities convertible into shares in the capital of the Company and to make or grant offers, agreements and options which might require the exercise of such powers after the end of the Relevant Period;

(c) the aggregate nominal amount of share capital allotted or agreed conditionally or unconditionally to be allotted (whether pursuant to an option or otherwise) by the directors of the Company pursuant to the approval in paragraph (a) above, otherwise than pursuant to (i) a Rights Issue (as hereinafter defined), (ii) the exercise of rights of subscription under the terms of any warrants issued by the Company or the exercise of rights of conversion attaching to any Convertible Preference Shares (as defined in Resolution No. 5A(c) in the Notice of the Meeting), (iii) any option scheme or similar arrangement for the time being adopted for the grant or issue to officers and/or employees of the Company and/or any of its subsidiaries of shares or rights to acquire shares of the Company or (iv) any scrip dividend or similar arrangement providing for the allotment of shares in lieu of the whole or part of a dividend on shares of the Company in accordance with the Articles of Association of the Company, shall not

exceed the aggregate of: (aa) in the case of Ordinary Shares (as defined in Resolution No. 5A(b) in the Notice of the Meeting), 20 per cent. of the aggregate nominal amount of the Ordinary Shares in the share capital of the Company in issue at the date of passing this Resolution plus (bb) in the case of Convertible Preference Shares, 20 per cent. of the aggregate nominal amount of the Convertible Preference Shares in the share capital of the Company in issue at the date of passing this Resolution plus (cc) if the directors are so authorised by a separate ordinary resolution of the shareholders of the Company set out as Resolution No. 5C in the Notice of the Meeting, the nominal amount of the share capital of the Company repurchased by the Company subsequent to the passing of this Resolution, up to a maximum equivalent to 10 per cent. in the case of Ordinary Shares, the aggregate nominal amount of the Ordinary Shares in issue at the date of passing this Resolution and in the case of Convertible Preference Shares, the aggregate nominal amount of the Convertible Preference Shares in issue at the date of passing this Resolution, and the said approval shall be limited accordingly; and

(d) for the purpose of this Resolution:

"Rights Issue" means an offer of shares or other securities open for a period fixed by the directors of the Company to holders of shares of the Company or any class thereof on the register on a fixed record date in proportion to their then holdings of such shares or class thereof (subject to such exclusion or other arrangements as the directors of the Company may deem necessary or expedient in relation to fractional entitlements or having regard to any restrictions or obligations under the laws of, or the requirements of any recognised regulatory body or any stock exchange in, any territory outside Hong Kong)."

C. "THAT the directors of the Company be and they are hereby authorised to exercise the powers of the Company referred to in paragraph (a) of the resolution set out as Resolution No. 5B in the Notice of the Meeting in respect of the share capital of the Company referred to in sub-paragraph (cc) of paragraph (c) of such Resolution."

To consider and, if thought fit, pass the following resolution as Special Resolution:

6. "THAT the Articles of Association of the Company be and are hereby amended as follows:

A. by altering Article 2 in the following manner:

(a) deleting the definition of "Hong Kong" in its entirety and substituting therefor the following new definition:

"Hong Kong" shall mean the Hong Kong Special Administrative Region of The People's Republic of China;

(b) deleting the definition of "associate" in its entirety and substituting therefor the following new definition:

"associate", in relation to any Director, shall have the meaning given to it by the Listing Rules;

(c) inserting after the definition "electronic communication" the following new definitions:

"corporate representative" shall mean any person appointed to act in that capacity pursuant to Article 91(A) or Article 91(B);

"Listing Rules" shall mean the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited; and

(d) by adding the words "Corporate representative." and "Listing Rules." to the definitions of "corporate representative" and "Listing Rules" respectively as the marginal notes;

B. by deleting the words "without payment to receive within two months" and substituting therefor the words "to receive within such period of time as may be prescribed by the Companies Ordinance or the Listing Rules" in the second line of Article 16;

C. by deleting the words "and may be under hand only" in the second and third lines of Article 37;

D. by adding the words "with a manual signature or machine imprinted signature," immediately after the words "of the transferee," in the third line of Article 38;

E. by altering Article 80 in the following manner:

(a) deleting the words "(being an individual)" in the third line;

(b) deleting the words "(being a corporation) is present by a representative duly authorised under Section 115 of the Companies Ordinance" in the fourth and fifth lines, and substituting therefor the words "by its duly authorised corporate representative(s) or by proxy"; and

(c) inserting the words "or by its duly authorised corporate representative(s)" after the words "every member present in person" in the sixth line;

F. by altering Article 84 in the following manner:

(a) inserting the following new Article 84(C) immediately after the existing Article 84(B):

"(C) If any member is, under the Listing Rules, required to abstain from voting on any particular resolution or restricted to voting only for or only against any particular resolution, any vote cast by or on behalf of such member in contravention of such requirement or restriction shall not be counted."; and

(b) adding the words "Voting restrictions." as the marginal notes to Article 84(C);

G. by deleting Article 85 in its entirety and substituting therefor the following:

"Any member of the Company entitled to attend and vote at a meeting of the Company or a meeting of the holders of any class of shares in the Company shall be entitled to appoint another person as his proxy to attend and vote instead of him. Votes may be given either personally or by duly authorised corporate representative(s) or by proxy. A member who is the holder of two or more shares may appoint more than one proxy to attend on the same occasion. A proxy need not be a member. In addition, a proxy or proxies representing either an individual member or a member which is a corporation, shall be entitled to exercise the same powers on behalf of the member which he or they represent as such member could exercise, including the right to vote individually on a show of hands.";

H. by deleting the words "the duly authorised representative of a corporation" in the second line in Article 90, and substituting therefor the words "duly authorised corporate representative";

I. by renumbering Article 91 in its entirety as new Article 91(A) and adding the following words at the end thereof:

"or by one or more proxies. Nothing in these Articles shall prevent a corporation which is a member of the Company from appointing one or more proxies to represent it pursuant to Article 85.";

J. by adding the following new Article 91(B) immediately after Article 91(A) and adding the words "Recognised clearing house acting by representative at meetings." as the marginal notes to Article 91(B):

"(B) If the member and/or warrantholder is a recognised clearing house within the meaning of the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong), it may authorise such person or persons as it thinks fit to act as its representative (or representatives) or proxy at any general meeting or any meeting of any class of members and/or warrantholders' meeting provided that, if more than one person is so authorised or appointed, the authorisation or instrument of proxy shall specify the number and class of shares and/or warrants in respect of which each such person is so authorised or appointed. The person so authorised or appointed shall be entitled to exercise the same power on behalf of the recognised clearing house as that clearing house (or its nominees) could exercise as if it were an individual member and/or warrantholder of the Company.";

K. by adding the following at the end of Article 95(C):

"Section 153B(1) of the Companies Ordinance shall not apply to an alternate director appointed pursuant to these Articles.";

L. by deleting the words "a special" and substituting therefor the word "an ordinary" before the word "resolution" in Article 101(vii);

M. by altering Article 102(H) in the following manner:

(a) the words "or any of his associates" shall be added:

(i) immediately after the words "in which he" in the third line;

(ii) in sub-paragraph (i), immediately after the words "to such Director";

(iii) in sub-paragraph (ii), immediately after the words "which the Director";

(iv) in sub-paragraph (iii), immediately after the words "by a Director" and "of any Director";

(v) in sub-paragraph (iv), immediately after the words "where the Director";

(vi) in sub-paragraph (v), immediately after the words "in which the Director";

(vii) in sub-paragraph (vi), immediately after the words "in which he";

(viii) in sub-paragraph (vii), immediately after the words "of any Director"; and

(ix) in sub-paragraph (viii), immediately after the words "under which the Director";

(b) the words "or any of them" shall be added immediately after the words "lent by him" and "undertaken by him" in sub-paragraph (i); and

(c) the words ",his associates" shall be added immediately after the words "both to Directors" in sub-paragraph (vii);

N. by altering Article 102(I) in the following manner:

(a) the words "or any of his associates" shall be added immediately after the words "by a Director" in the seventh line and "in which the Director" in the eleventh line; and

(b) the words "or any of his associates' interest" shall be added immediately after the words "in which the Director's interest" in the ninth line;

O. by adding "or any of his associates" in Article 102(K) immediately after the following words:

(a) "(other than the Chairman of the meeting)" in the second line;

(b) "such other Director" in the seventh line;

(c) "the interest of the Director" in the eighth line;

(d) "the Chairman of the meeting" in the tenth line; and

(e) "the interest of such Chairman" in the fourteenth line;

P. by deleting the words "at least seven days before the date of the general meeting" at the end of Article 107 and by inserting the following at the end of this Article:

"The period for lodgement of the notice referred to above (being a period of at least seven days) shall commence no earlier than the day after the despatch of the notice of the meeting appointed for such election and end no later than seven days prior to the date of such meeting.";

Q. by altering Article 109 in the following manner:

(a) by deleting the words "special resolution at a general meeting" and substituting therefor the words "ordinary resolution";

(b) by inserting the following at the end of the Article:

"In accordance with the Companies Ordinance, special notice is required of a resolution to remove a director or to appoint somebody in place of a director so removed at the meeting at which he is removed."; and

(c) by deleting its marginal note in its entirety and substituting therefor the words " Power to remove Director by ordinary resolution.";

R. by deleting the words "paragraph (c) of the proviso to" in the third line of Article 183(A);

S. by deleting Article 183(B) in its entirety and substituting therefor the following:

"(B) The Company may indemnify any Director or other officer of the Company, or any person employed by the Company as Auditor, against any liability incurred by him:

(i) in defending any proceedings, whether civil or criminal, in which judgment is given in his favour or in which he is acquitted; or

(ii) in connection with any application under Section 358 of the Companies Ordinance in which relief is granted to him by the court.

(C) The Company may purchase and maintain for any Director or officer of the Company, or any person employed by the Company as Auditor:

(i) insurance against any liability to the Company, a related company or any other party in respect of any negligence, default, breach of duty or breach of trust (save for fraud) of which he may be guilty in relation to the Company or a related company; and

(ii) insurance against any liability incurred by him in defending any proceedings, whether civil or criminal, taken against him for any negligence, default, breach of duty or breach of trust (including fraud) of which he may be guilty in relation to the Company or a related company.

(D) In this Article, "related company", in relation to the Company, means any company that is the Company's subsidiary or holding company or a subsidiary of that company's holding company."

7. Any other business.

By Order of the Board
Robin S W Ching
Secretary

Hong Kong, 28th October, 2004

Registered Office:
28th Floor
4 Des Voeux Road Central
Hong Kong

Directors:
Executive Directors: Ronnie C. CHAN, Nelson W.L. YUEN, Wilfred S.L. HO, Terry S.Y. NG
Independent Non-Executive Directors: Ronald J. ARCULLI, Laura L.Y. CHEN, H.K. CHENG, P.W. LIU, S.S. YIN

Notes:

1. A member entitled to attend and vote at the Annual General Meeting ("the Meeting") is entitled to appoint one or more proxies to attend and, on a poll, vote instead of him; a proxy need not be a member. All proxies must be deposited at the registered office of the Company, 28th Floor, 4 Des Voeux Road Central, Hong Kong, not less than 48 hours before the time fixed for holding the Meeting or any adjournment thereof.

2. A poll can be demanded by the Chairman of the Meeting; or by at least 3 members present in person or by proxy at the Meeting; or by any member or members present in person or by proxy and representing not less than one-tenth of the total voting rights of all members having the right to vote at the Meeting. It shall be taken in such manner and at such time and place as the Chairman directs, and the result of the poll shall be deemed to be the resolution of the Meeting at which the poll was demanded. The demand for a poll shall not prevent the continuance of the Meeting for the transaction of any business other than the question on which a poll has been demanded.

3. The Register of Members will be closed from Monday, 8th November, 2004 to Wednesday, 10th November, 2004, both days inclusive, during which period no share transfers will be effected. In order to qualify for the proposed final ordinary dividend, all transfers accompanied by the relevant share certificates must be lodged with the Company's Share Registrars, Computershare Hong Kong Investor Services Limited at 17th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong not later than 4:00 p.m. on Friday, 5th November, 2004.

4. In relation to Resolution No. 3, the directors retiring are Mr. Ronald J. Arculli, Mr. P.W. Liu and Mr. Terry S.Y. Ng, and separate resolutions will be proposed for their re-election at the Meeting. Details of these directors are set out in Appendix I to this Notice of the Meeting ("Notice").

5. With respect to Resolution No. 5A, approval is being sought from the members for a general mandate to repurchase shares to be given to the directors. An explanatory statement, as required by the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited ("the Listing Rules"), is set out in Appendix II to this Notice.

6. Concerning Resolution No. 5B, the directors have no immediate plans to issue any new shares of the Company; approval is being sought from the members as a general mandate in compliance with the Listing Rules.

7. With respect to Resolution No. 5C, approval is being sought from the members for an extension of the general mandate granted to the directors to issue shares by including the number of shares repurchased under the authority granted pursuant to Resolution No. 5A.

8. Existing Articles of Association is proposed to be amended so as to reflect the amendments to Companies Ordinance and Appendix 3 to the Listing Rules which came into effect on 13th February, 2004 and 31st March, 2004 respectively. Copies of existing Articles of Association and the Articles of Association incorporating the proposed amendments are available for inspection at the Company's registered office during normal business hours, i.e. 9:00 a.m. to 6:00 p.m. on Mondays to Fridays (public holidays excepted) up to and including 23rd November, 2004. Proposed changes to the Articles of Association of the Company are set out in Resolution No. 6 and summarised in Appendix III to this Notice.

In accordance with Articles 103, 104 and 118 of the Company's Articles of Association, Mr. Ronald Joseph ARCULLI, Mr. Pak Wai LIU and Mr. Terry Sze Yuen NG shall retire from the board by rotation at the forthcoming Annual General Meeting ("the Meeting") and, being eligible, offer themselves for re-election. The following are the particulars of these three Directors proposed to be elected at the Meeting to be held on 23rd November, 2004:

1. **Mr. Ronald Joseph ARCULLI**, aged 65, an Independent Non-executive Director, a member of the Nomination and Remuneration Committee of the Company. He joined the Board in 1980. Mr. Arculli is a practising solicitor and was a Member of the Legislative Council of Hong Kong from 1988 to 2000, representing the Real Estate and Construction functional constituency between 1991 and 2000. He has a distinguished record of public service and has served on numerous government committees and advisory bodies. Mr. Arculli is also an independent non-executive director of Sino Land Company Limited (since 1981), HKR International Limited (since 1989), Tsim Sha Tsui Properties Limited (since 1994), Sino Hotels (Holdings) Limited (since 1994), SCMP Group Limited (since 1996), Hongkong Electric Holdings Limited (since 1997) and Hutchison Harbour Ring Limited (since 2001).

   Other than in his capacity as a director of the Company, Mr. Arculli has no business relationship with any Directors, senior management, substantial shareholders or controlling shareholders of the Company. As at 18th October, 2004, the latest practicable date, Mr. Arculli had an interest in respect of 724,346 shares in the Company within the meaning of Part XV of the Securities and Futures Ordinance. Mr. Arculli does not have a service contract with the Company.

2. **Mr. Pak Wai LIU**, aged 56, an Independent Non-executive Director, the Chairman of the Nomination and Remuneration Committee and a member of the Audit Committee of the Company. He joined the Board in 1998. Educated at Princeton University and Stanford University, U.S.A., Mr. Liu is Professor of Economics and Pro-Vice-Chancellor of the Chinese University of Hong Kong. He holds a number of positions related to his field of study, including Director of the Hong Kong and Asia-Pacific Economies Research Programme of the Hong Kong Institute of Asia-Pacific Studies and Distinguished Fulbright Scholar in 2000-01. Mr. Liu is a Founding Member of the Hong Kong Committee on Pacific Economic Co-operation. He serves on many government advisory bodies and is currently a Member of the Panel of Arbitrators, the Process Review Panel for the Securities and Futures Commission, the Skills Upgrading Scheme Steering Committee, the Manpower Development Committee, the Independent Commission on Remuneration for Members of the Executive Council and the Legislative Council of the HKSAR, and the Land and Building Advisory Committee. He is also a Director of the Hong Kong Institute for Monetary Research since 2003. He was awarded the Silver Bauhinia Star (SBS) in 1999.

   Other than in his capacity as a director of the Company, Mr. Liu has no business relationship with any Directors, senior management, substantial shareholders or controlling shareholders of the Company. As at 18th October, 2004, the latest practicable date, the Company had received no notification of Mr. Liu having any interest in the shares of the Company within the meaning of Part XV of the Securities and Futures Ordinance. Mr. Liu does not have a service contract with the Company.

3. **Mr. Terry Sze Yuen NG**, aged 44, Executive Director. He has been with Hang Lung as an Executive Director since 2001, and is responsible for two areas of the Group's activities. As head of Finance and Administration, he leads the Group's strategic and corporate planning, financial investments, and relations with the investment community. In this role, he also manages the Group's organisational and support functions. As head of Leasing and Management, Mr. Ng oversees management of the Group's investment portfolio. Prior to joining Hang Lung, Mr. Ng was Executive Director of Giordano International Limited, where he had been employed since 1993. Mr. Ng also worked in the Finance and Listing Divisions of The Stock Exchange of Hong Kong Limited for a period of over five years, where he was seconded to the Listing Group of the London Stock Exchange. Prior to that, he gained extensive experience in the auditing field at PricewaterhouseCoopers. Mr. Ng is a Fellow of CPA Australia and holds a Bachelor's degree in Commerce from the University of New South Wales, Australia, as well as a Master's degree in Business Administration from the Asia International Open University. Mr. Ng is also an Executive Director of Hang Lung Group Limited since 2001.

   Other than in his capacity as an executive director of the Company and as an executive director of Hang Lung Group Limited, being the holding company of the Company, Mr. Ng has no business relationship with any Directors, senior management, substantial shareholders or controlling shareholders of the Company. As at 18th October, 2004, the latest practicable date, Mr. Ng had notified the Company, for the purpose of the Securities and Futures Ordinance, of his interest in share options in respect of 3,239,000 underlying shares of the Company granted to him pursuant to the Share Option Scheme of the Company. Mr. Ng does not have a service contract with the Company which is not determinable within one year without payment of compensation (other than statutory compensation).

The following is the Explanatory Statement required to be sent to shareholders under the Rules Governing the Listing of Securities (the "Listing Rules") on The Stock Exchange of Hong Kong Limited (the "Stock Exchange") in connection with the general mandate for repurchase of shares to be proposed at the forthcoming Annual General Meeting to be held on 23rd November, 2004 and also constitutes the Memorandum required by Section 49BA of the Companies Ordinance:

(i) It is proposed that up to 10 per cent. of the ordinary shares of HK$1 each ("Ordinary Shares") and the convertible cumulative preference shares of HK$7,500 each ("Convertible Preference Shares") of the Company (collectively the "Shares") in issue at the date of passing of the resolution to approve the general mandate may be repurchased. As at 18th October, 2004, the latest practicable date for determining such figures, the numbers of Ordinary Shares and Convertible Preference Shares in issue were 3,299,977,370 shares and 75,050 shares respectively. On the basis of such figures (and assuming no further Ordinary Shares are issued as a result of the exercise of conversion rights attaching to Convertible Preference Shares presently in issue and no Ordinary Shares and Convertible Preference Shares are repurchased after 18th October, 2004 and up to the date of passing such resolution), the directors would be authorised to repurchase Ordinary Shares and Convertible Preference Shares up to a limit of 329,997,737 shares and 7,505 shares respectively.

(ii) The directors believe that it is in the best interests of the Company and its shareholders to have a general authority from shareholders to enable the directors to repurchase Shares on the market. Such repurchases may, depending on market conditions and funding arrangements at the time, lead to an enhancement of the net value of the Company and its assets and/or its earnings per Share and will only be made when the directors believe that such repurchases will benefit the Company and its shareholders.

(iii) Repurchases pursuant to the mandate would be funded from the available cash flow and/or working capital facilities of the Company. The funds employed by the Company in connection with a repurchase of Shares would be those legally available for such use under the Company's Memorandum and Articles of Association and the applicable laws of Hong Kong.

(iv) There might be an adverse impact on the working capital or gearing position of the Company as compared with the position disclosed in the audited accounts contained in the annual report for the year ended 30th June, 2004 in the event that the repurchases were to be carried out in full at any time during the proposed repurchase period. However, the directors do not propose to exercise the repurchase mandate to such extent as would, in the circumstances, have a material adverse effect on the working capital requirements of the Company or the gearing levels which in the opinion of the directors are from time to time appropriate for the Company.

(v) There are no directors or (to the best of knowledge of the directors having made all reasonable enquiries) any associates of directors of the Company who have a present intention, in the event that the general mandate is granted by shareholders, to sell Shares to the Company.

(vi) The directors have undertaken to the Stock Exchange to exercise the power of the Company to make repurchases pursuant to the general mandate in accordance with the Listing Rules and the laws of Hong Kong.

(vii) The directors are not aware of any consequences which would arise under the Hong Kong Code on Takeovers and Mergers as a consequence of any repurchases pursuant to the general mandate.

As at 18th October, 2004, the latest practicable date, CHAN TAN Ching Fen (founder of the Trust) and Cole Limited (a Trust) are taken to have interest in the same parcel of 1,897,809,670 Ordinary shares representing 57.51 per cent. of the Ordinary Shares in the share capital of the Company in issue as at that date as they are deemed to be interested in the Ordinary Shares held by Hang Lung Group Limited and its subsidiaries. Based on such interests, in the event that the Company exercised in full the power to repurchase Shares in accordance with the terms of the resolution to be proposed at the Annual General Meeting, their interests in the issued share capital of the Company would be increased from 57.51 per cent. to 63.90 per cent. of the Ordinary Shares in the share capital of the Company.

Hang Lung Group Limited together with its subsidiaries were beneficially interested in an aggregate of 1,869,476,570 Ordinary Shares representing 56.65 per cent. of the Ordinary Shares in the share capital of the Company in issue as at that date. Based on such interests, in the event that the Company exercised in full the power to repurchase Shares in accordance with the terms of the resolution to be proposed at the Annual General Meeting, the interests of Hang Lung Group Limited in the issued share capital of the Company would be increased from 56.65 per cent. to 62.95 per cent. of the Ordinary Shares in the share capital of the Company.

The Capital Group Companies, Inc. was beneficially interested in an aggregate of 342,104,366 Ordinary Shares representing 10.37 per cent. of the Ordinary Shares in the share capital of the Company in issue as at that date. Based on such interests, in the event that the Company exercised in full the power to repurchase Shares in accordance with the terms of the resolution to be proposed at the Annual General Meeting, the interests of The Capital Group Companies, Inc. in the issued share capital of the Company would be increased from 10.37 per cent. to 11.52 per cent. of the Ordinary Shares in the share capital of the Company.

In the opinion of the Directors, the existing substantial shareholders of the Company would not be obliged to make a mandatory offer under Rule 26 of the Takeovers Code as a result of such increase.

(viii) No repurchases have been made by the Company of Shares whether on the Stock Exchange or otherwise in the six months prior to the date of this document.

(ix) No connected persons of the Company (as defined in the Listing Rules) have notified it of a present intention to sell Shares to the Company and no such persons have undertaken not to sell any such Shares to the Company in the event that the general mandate is granted by shareholders.

(x) The highest and lowest prices at which the Ordinary Shares of the Company have traded on the Stock Exchange in each of the previous twelve months are as follows:

	Highest *(HK$)*	**Lowest** *(HK$)*
October 2003	10.50	9.75
November 2003	10.30	8.95
December 2003	10.35	9.55
January 2004	13.05	10.15
February 2004	12.30	10.95
March 2004	11.95	10.75
April 2004	11.95	10.35
May 2004	10.75	8.50
June 2004	10.75	9.40
July 2004	11.35	9.85
August 2004	11.55	10.15
September 2004	12.15	11.15
October 2004 (up to the latest practicable date)	11.85	11.35

(xi) There was no trading in the Convertible Preference Shares of the Company on the Stock Exchange in each of the previous twelve months.

The full text of the proposed changes to the Articles of Association of the Company to conform with the amended provisions of Appendix 3 to the Listing Rules and to comply with certain provisions in the Companies (Amendment) Ordinance 2003 is set out in Resolution No. 6 contained in the Notice of the Meeting. The following is a summary of the major proposed changes:

(a) to change the definition of "associate" in line with the Listing Rules;

(b) to stipulate the time limit for issuance of share certificates in accordance with the Companies Ordinance and the Listing Rules;

(c) to conform with the amended Appendix 3 of the Listing Rules which requires any member to abstain from voting if he is subject to voting restrictions;

(d) to remove a director by an ordinary resolution instead of a special resolution pursuant to the Companies Ordinance;

(e) to define the period within which the member can lodge a notice to propose a person for election as a director; and

(f) to allow the Company to purchase for any officer of the Company insurance against any liability to the Company and incurred by him in defending any proceedings taken against him as prescribed by the Companies Ordinance.

本公司之公司組織章程細則為符合上市規則附錄三之經修訂條文及符合二零零三年公司(修訂)條例之若干條文之建議修改全文，載於大會通告所載第六項決議案。以下為主要建議變動之概要：

(a) 更改「聯繫人」之釋義，與上市規則一致；

(b) 根據公司條例及上市規則，規定發行股票之時間限制；

(c) 符合上市規則經修訂附錄三，規定任何股東倘受投票限制規限須放棄投票；

(d) 根據公司條例以一項普通決議案而非特別決議案罷免一名董事；

(e) 界定股東遞交提名人士出任董事之通告之期限；及

(f) 容許本公司為本公司任何高級人員就本公司之任何責任及彼等於公司條例所規定於任何法律程序中抗辯所產生之任何責任購買保險。

(x) 以下為本公司普通股股份於過去十二個月在聯交所每月錄得之最高及最低成交價：

	最高 (港元)	最低 (港元)
二零零三年十月	10.50	9.75
二零零三年十一月	10.30	8.95
二零零三年十二月	10.35	9.55
二零零四年一月	13.05	10.15
二零零四年二月	12.30	10.95
二零零四年三月	11.95	10.75
二零零四年四月	11.95	10.35
二零零四年五月	10.75	8.50
二零零四年六月	10.75	9.40
二零零四年七月	11.35	9.85
二零零四年八月	11.55	10.15
二零零四年九月	12.15	11.15
二零零四年十月 (最後實際可行日期)	11.85	11.35

(xi) 於過去十二個月，本公司可換股優先股股份在聯交所每月均無成交。

(vii) 據董事所知，根據全面授權進行任何購回，概無產生香港公司收購及合併守則所指之任何後果。

於二零零四年十月十八日，即最後實際可行日期，陳譚慶芬（信託之創辦人）及Cole Limited（一項信託）被視為於同一批為數十八億九千七百八十萬九千六百七十股普通股股份中擁有權益，該批股份於彼等被視為於恒隆集團有限公司及其附屬公司所持有之普通股股份中擁有權益，佔當日本公司已發行普通股股本權益之百分之五十七點五一。根據該等權益，倘若本公司根據於股東週年大會建議提呈決議案之條款，行使全部權力購回股份，彼等於本公司已發行股本之權益，將由本公司普通股股本權益之百分之五十七點五一增至百分之六十三點九。

恒隆集團有限公司連同其附屬公司於為數合共十八億六千九百四十七萬六千五百七十股普通股股份中擁有實益權益，佔當日本公司已發行普通股股本權益之百分之五十六點六五。根據該等權益，倘若本公司根據於股東週年大會建議提呈決議案之條款，行使全部權力購回股份，恒隆集團有限公司於本公司已發行股本之權益，將由本公司普通股股本權益之百分之五十六點六五增至百分之六十二點九五。

The Capital Group Companies, Inc.於為數合共三億四千二百一十萬四千三百六十六股普通股股份中擁有實益權益，佔當日本公司已發行普通股股本權益之百分之十點三七。根據該等權益，倘若本公司根據於股東週年大會建議提呈決議案之條款，行使全部權力購回股份，The Capital Group Companies, Inc.於本公司已發行股本之權益，將由本公司普通股股本權益之百分之十點三七增至百分之十一點五二。

董事認為，本公司現時之主要股東並無責任就該增幅，根據收購守則第26條之規定作出強制性收購建議。

(viii) 本公司並無於本文件刊發日期之前六個月內在聯交所或其他地方購回本身之股份。

(ix) 本公司之關連人士（定義見上市規則）並無知會本公司表示有意於股東給予全面授權後將本公司之股份售予本公司，該等人士亦無向本公司承諾不會將任何該等股份售予本公司。

以下之說明書為根據香港聯合交易所有限公司(「聯交所」)證券上市規則(「上市規則」)必須就擬於二零零四年十一月二十三日舉行之股東週年大會上建議之有關購回股份全面授權而寄予股東，並根據公司條例第49BA段規定而構成之備忘錄：

(i) 現建議本公司可購回於通過決議案批准全面授權當日之本公司已發行每股面值港幣一元之普通股股份(「普通股股份」)及每股面值港幣七千五百元之可換股累積優先股股份(「可換股優先股股份」)(總稱「股份」)最多達百分之十。於二零零四年十月十八日(確定有關數字之最後實際可行日期)，本公司之已發行普通股股份及可換股優先股股份數目分別為三十二億九千九百九十七萬七千三百七十股及七萬五千零五十股。按上述數字(及假定於二零零四年十月十八日至該決議案通過之日期間並無因行使本公司現時發行之可換股優先股股份所附之換股權而增發普通股股份以及並無購回普通股股份及可換股優先股股份)計算，董事將獲授權購回普通股股份及可換股優先股股份分別最多達三億二千九百九十九萬七千七百三十七股及七千五百零五股。

(ii) 董事相信向股東尋求全面授權使董事可於市場上購回股份乃符合本公司及其股東之最佳利益。該等購回事宜(在視乎當時之市場情況及資金安排而定)，可提高本公司之資產淨值及其每股資產值及／或每股盈利；而僅於董事相信該等購回事宜將令本公司及其股東受惠時方會進行。

(iii) 根據購回股份授權而購回股份之所需資金，將來自本公司可運用之流動現金及／或營運資金。用於購回股份之資金，本公司僅根據公司之組織章程大綱及細則以及香港之適用法例，由可合法作此用途之款項撥付。

(iv) 倘若於建議購回期間內任何時間本公司全面實行購回權力，將可能對本公司之營運資金或資產負債比率(指對比截至二零零四年六月三十日止年度年報內之已審核賬目所披露之狀況而言)造成不利影響。然而，董事倘認為實行購回權力致使本公司需不時具備之營運資金或資產負債水平會有重大之不利影響時，將不會建議行使購回權力。

(v) 目前並無任何董事或(就董事在作出一切合理查詢後所知)任何本公司董事之聯繫人擬於股東給予全面授權後向本公司出售股份。

(vi) 董事已向聯交所承諾將按上市規則及香港法例之規定根據全面授權行使本公司之權力購回股份。

(三) **吳士元先生**現年四十四歲，執行董事，於二零零一年起加盟恒隆出任執行董事，現負責本集團兩方面之運作。作為財務及行政總監，彼掌管本集團之策略及企業規劃、財務投資，以及投資者關係，因而同時負責管理本集團之組織及支援運作；而作為租務及物業管理總監，彼掌管本集團之投資組合。加盟恒隆前，吳先生曾於一九九三年起任職佐丹奴國際有限公司之執行董事。吳先生於香港聯合交易所有限公司之財務科及上市科任職逾五年，期間並委派到倫敦證券交易所上市部。在此之前，吳先生曾於羅兵咸永道會計師事務所擁有資深的核數經驗。吳先生為澳洲會計師公會資深會員，彼持有澳洲新南威爾斯大學商科學士學位及亞洲國際公開大學工商管理碩士學位。吳先生自二零零一年起亦為恒隆集團有限公司之執行董事。

除其作為本公司執行董事及恒隆集團有限公司(本公司之控股公司)執行董事之身份外，吳先生與本公司任何董事、高級管理層、主要股東或控股股東概無任何業務關係。於二零零四年十月十八日(最後實際可行日期)，吳先生已知會本公司，就證券及期貨條例而言，彼於根據本公司之股份期權計劃獲授之3,239,000股本公司相關股份中擁有購股權權益。吳先生並無與本公司訂立任何於一年內倘終止則須作出賠償(法定賠償除外)之服務合約。

根據本公司之公司組織章程細則第103、104及118條規定，夏佳理先生、廖柏偉先生及吳士元先生須於即將舉行之股東週年大會(「大會」)輪值告退，惟彼等願膺選連任。以下為建議於二零零四年十一月二十三日舉行之大會上遴選之三名董事詳情：

(一) **夏佳理先生**現年六十五歲，為本公司之獨立非執行董事以及提名及薪酬委員會成員，於一九八零年加入董事局。夏先生為執業律師，並自一九八八年起至二零零零年止擔任香港立法局議員，於一九九一年至二零零零年期間代表地產及建造界功能組別。彼曾擔任多個政府委員會及諮詢團體成員，熱心社會事務工作。夏先生現亦為多間公司之獨立非執行董事，包括信和置業有限公司(自一九八一年)、香港興業國際集團有限公司(自一九八九年)、尖沙咀置業集團有限公司(自一九九四年)、Sino Hotels (Holdings) Limited (信和酒店(集團)有限公司)(自一九九四年)、SCMP Group Limited (SCMP集團有限公司)(自一九九六年)、香港電燈集團有限公司(自一九九七年)及Hutchison Harbour Ring Limited (和記港陸有限公司)(自二零零一年)。

除其作為本公司董事之身份外，夏先生與本公司任何董事、高級管理層、主要股東或控股股東概無任何業務關係。於二零零四年十月十八日(最後實際可行日期)，根據證券及期貨條例第XV部界定之權益，夏先生擁有本公司股份七十二萬四千三百四十六股。夏先生並無與本公司訂立任何服務合約。

(二) **廖柏偉先生**現年五十六歲，為本公司之獨立非執行董事、提名及薪酬委員會主席以及審核委員會成員，於一九九八年加入董事局。廖先生在美國普林斯頓大學及史丹福大學接受教育，現為香港中文大學副校長兼經濟學系講座教授。彼出任多項經濟研究要職，包括擔任香港亞太研究所香港及亞太經濟研究計劃主任及於二零零零至零一年度獲委任為美國富布賴特(Fulbright)傑出訪問學人。廖先生為太平洋經濟合作理事會香港委員會創會會員，並曾服務多個政府諮詢機構。現為仲裁委員會、證券及期貨事務監察委員會程序覆檢委員會、技能提升計劃督導委員會、人力發展委員會、香港特別行政區行政會議成員及立法會議成員薪津獨立委員會，以及土地及建設諮詢委員會之委員，並自二零零三年起為香港金融研究中心之董事。彼於一九九九年獲授勳銀紫荊星章。

除其作為本公司董事之身份外，廖先生與本公司任何董事、高級管理層、主要股東或控股股東概無任何業務關係。於二零零四年十月十八日(最後實際可行日期)，本公司並無接獲廖先生知會，彼於本公司之股份中擁有任何證券及期貨條例第XV部界定之權益。廖先生並無與本公司訂立任何服務合約。

七、其他事項。

承董事局命
秘書
程式榮
謹啟

香港，二零零四年十月二十八日

註冊辦事處：
香港
德輔道中四號
二十八樓

董事：
執行董事：陳啟宗、袁偉良、何世良、吳士元
獨立非執行董事：夏佳理、陳樂怡、鄭漢鈞、廖柏偉、殷尚賢

附註：

一、凡有權出席股東週年大會(「大會」)及於會上投票之股東，可委派一位或多位代表出席，並於表決時代為投票；代表人毋須為本公司股東。所有代表委任書須於開會前或其任何延會前最少四十八小時送抵本公司註冊辦事處，地址為香港德輔道中四號二十八樓，方為有效。

二、大會主席、或最少三名親身或委派代表出席大會之股東、或任何單一或多名親身或委派代表出席並代表有權於大會上投票而佔全體股東之總投票權不少於十分之一之股東，均可要求進行投票表決。投票表決須根據主席指定之方式、時間及地點進行，而投票表決之結果將被視為要求進行投票表決之大會之決議案。進行投票表決之要求將不會妨礙大會任何其他事項之進行，惟要求進行投票表決之事項則除外。

三、本公司將於二零零四年十一月八日(星期一)至二零零四年十一月十日(星期三)(首尾兩天包括在內)暫停辦理股票過戶登記手續。如欲享有建議之普通股末期股息，須於二零零四年十一月五日(星期五)下午四時前將所有過戶文件連同有關股票送交本公司股票過戶及登記處香港中央證券登記有限公司，地址為香港皇后大道東一百八十三號合和中心十七樓，辦理過戶手續。

四、就第三項決議案而言，退任董事為夏佳理先生、廖柏偉先生及吳士元先生，將於大會上就彼等之重選提呈個別決議案。該等董事之詳情載於本大會通告(「通告」)附錄一內。

五、有關上述第五A項決議案是向股東徵求批准給予董事全面授權以購回股份。根據香港聯合交易所有限公司證券上市規則(「上市規則」)規定，有關之說明書載於通告附錄二內。

六、有關上述第五B項之決議案，董事特此闡明本公司目前並無計劃發行任何新股。是項全面授權乃遵照上市規則而向股東徵求批准。

七、有關上述第五C項決議案是向股東徵求批准擴大董事所獲有關發行股份之全面授權，將根據第五A項決議案所授權力而購回之股份數目加入其內。

八、現有公司組織章程細則之修訂建議，乃反映分別於二零零四年二月十三日及二零零四年三月三十一日生效之公司條例及上市規則附錄3之修訂。現有公司組織章程細則及載有建議修訂之公司組織章程細則，於即日起至二零零四年十一月二十三日之星期一至星期五(公眾假期除外)本公司註冊辦事處之一般辦公時間(即上午九時正至下午六時正)，可供查閱。本公司之公司組織章程細則之修改建議載於第六項決議案及概述於通告附錄三內。

P. 於細則第107條末刪去「於股東大會舉行日期前至少七日」等字，並於該細則末加入下列句子：

「遞交上述通知之期間（即為期至少七日之期間）須由不早於寄發指定舉行選舉之股東大會通告後該日起計至不遲於舉行該大會日期前七日為止。」；

Q. 按下列方式修改細則第109條：

(a) 刪去「於股東大會上之特別決議案」等字，並以「普通決議案」等字取代；

(b) 於細則末加入下列句子：

「根據公司條例，罷免一名董事或委任某人代替該名於大會上被罷免之董事之決議案，須發出特別通告。」；及

(c) 完全刪去其頁邊附註，並以「有權透過普通決議案罷免董事」等字取代；

R. 於細則第183(A)條第三行，刪去「第(c)段有關．．．之條文」等字；

S. 完全刪去細則第183(B)條，並以下列取代：

「(B)本公司可向本公司任何董事或其他高級人員，或受本公司聘用為核數師之任何人士就其引致之任何負債作出彌償保證：

(i) 在任何民事或刑事法律訴訟中抗辯，不論該等人士被法院判其勝訴或宣佈其無罪釋放；或

(ii) 有關根據公司條例第358條提出之任何申請，法院向其授出寬免。

(C)本公司可為本公司任何董事或高級人員，或受本公司聘用為核數師之任何人士購買及存續有關以下各項之保單：

(i) 就本公司、一間關連公司或任何其他人士任何疏忽、失責、失職或違反信託（欺詐除外）而可能因本公司或一間關連公司而被定罪所產生之責任；及

(ii) 就其因在任何疏忽、失責、失職或違反信託（包括欺詐）而可能因本公司或一間關連公司而被定罪之任何法律程序（不論民事或刑事）中抗辯所產生之任何責任。

(D)於本細則內，就本公司而言，「關連公司」指屬本公司之附屬公司或控股公司或該公司之控股公司之一間附屬公司之任何公司。」

M. 按下列方式修改細則第102(H)條：

(a) 於下列各項加入「或其任何聯繫人」等字：

(i) 緊隨第三行「彼」字後；

(ii) 於(i)分段，緊隨「該董事」等字後；

(iii) 於(ii)分段，緊隨「董事」二字後；

(iv) 於(iii)分段，緊隨「一名董事」及「任何董事」等字後；

(v) 於(iv)分段，緊隨「倘董事」等字後；

(vi) 於(v)分段，緊隨「董事」二字後；

(vii) 於(vi)分段，緊隨「彼」字後；

(viii) 於(vii)分段，緊隨「任何董事」等字後；及

(ix) 於(viii)分段，緊隨「據此董事」等字後；

(b) 於(i)分段，緊隨「由彼借用」及「由彼承諾」等字後，加入「或彼等任何一方」等字；及

(c) 於(vii)分段，緊隨「給董事及」等字後，加入「，其聯繫人」等字；

N. 按下列方式修改細則第102(I)條：

(a) 於第七行緊隨「由一名董事」等字後及於第十一行緊隨「董事」等字後，加入「或其任何聯繫人」等字；及

(b) 於第九行緊隨「董事之權益」等字後，加入「或其任何聯繫人之權益」等字；

O. 於細則第102(K)條，緊隨下列文字後，加入「或其任何聯繫人」：

(a) 於第二行「(大會主席除外)」；

(b) 於第七行「該等其他董事」；

(c) 於第八行「董事之權益」；

(d) 於第十行「大會主席」；及

(e) 於第十四行「該主席之權益」；

G. 完全刪去細則第85條，並以下列條文取代：

「有權出席本公司股東大會或本公司任何類別股份持有人之會議，並於會上投票之本公司任何股東，有權委任另一名人士作為其委任代表代其出席及投票。股東可親身或經獲正式授權之公司代表或委任代表投票。持有兩股或以上股份之股東可委任超過一名委任代表出席同一場合。委任代表毋須為股東。此外，代表個別股東或公司股東之委任代表，將有權代表該名股東行使其或彼等所代表該名股東可行使之相同權力，包括有權以舉手表決之方式獨立投票。」；

H. 刪去細則第90條第二行「一法團之獲正式授權代表」等字，並以「獲正式授權之公司代表」等字取代；

I. 將細則第91條完全重新編號為新細則第91(A)條，並於最末加入下列字句：

「或由一名或以上委任代表出席。本細則內並無任何規定可阻止任何本公司的法人股東根據細則第85條所賦予的權利以委任一名或更多的委任代表。」；

J. 緊隨細則第91(A)條後加入下列新細則第91(B)條，並加入「於大會上認可結算所由代表投票」等字作為細則第91(B)條之頁邊附註：

「(B)倘股東及／或認股權證持有人為一間認可結算所(定義見香港法例第571章證券及期貨條例)，其可授權其認為適合擔任任何股東大會或任何類別股東大會及／或認股權證持有人之大會之代表(或該等代表)或委任代表，惟倘一名以上人士獲授權或委任，則委任代表之授權文件或文據須列明有關獲授權或委任之各名人士代表的股份及／或認股權證之數目及類別。獲授權或委任之人士將有權代表認可結算所行使該結算所(或其代名人)可行使之相同權力，猶如其為本公司之一名個別股東及／或認股權證持有人。」；

K. 於細則第95(C)條末加入下列句子：

「公司條例第153B(1)條不適用於根據本細則獲委任之替任董事。」；

L. 於細則第101(vii)條，於「決議案」等字之前刪去「特別」二字，並以「普通」二字取代；

(c) 於「電子通訊」之釋義後，加入下列新釋義：

「公司代表」應指根據細則第91(A)條或細則第91(B)條獲委任擔當該身份之人士；

「上市規則」應指香港聯合交易所有限公司證券上市規則；及

(d) 分別於「公司代表」及「上市規則」之釋義中加入「公司代表」及「上市規則」等字作為頁邊附註；

B. 將細則第16條第二行之「於兩個月內不須任何費用並收取」等字刪去，並以「於公司條例或上市規則可能規定之該段時間內收取」等字；

C. 於細則第37條第二及三行之「及只可能親筆簽名」等字刪去；

D. 於細則第38條第三行於緊接「受讓人」等字後加入「親筆簽名或機印簽署」等字；

E. 按下列方式修改細則第80條：

(a) 將第三行之「(屬個人)」等字刪去；

(b) 將第四及五行之「(屬法團) 根據公司條例第115條由一名獲正式授權之代表」等字刪去，並以「由其獲正式授權之公司代表或由委任代表」等字取代；及

(c) 於第六行之「親身出席之每名成員」等字後，加入「或由其獲正式授權之公司代表」等字；

F. 按下列方式修改細則第84條：

(a) 緊隨現有細則第84(B)條後，加入下列新細則第84(C)條：

「(C)倘根據上市規則，任何股東須就任何某項決議案放棄投票或被限制僅就任何某項決議案投贊成或反對票，由該名股東或代表該名股東作出抵觸該項規定或限制之投票不得計算在內。」；及

(b) 加入「投票限制」等字作為細則第84(C) 條之頁邊附註；

組織章程細則任何以股份代替股息形式或類似安排而配發代替全部或部份股息之股份外，將不得超過以下各項之總和：(aa)有關普通股(定義見大會通告中第五A(b)項決議案)：於此項決議案通過日期之本公司已發行之普通股股本面值總額百分之二十、及(bb)有關可換股優先股：於此項決議案通過日期之本公司已發行之可換股優先股股本面值總額百分之二十、及(cc)如董事根據本公司股東之另一項普通決議案(即大會通告中第五C項決議案)所授權，於此項決議案通過後所購回之本公司股本面值額最多為於此項決議案通過日期之已發行股本，有關普通股：面值總額百分之十之普通股股本，及有關可換股優先股：面值總額百分之十之可換股優先股股本，而上文之批准亦須受此限制；及

(d) 就本決議案而言：

「供股」指由本公司董事向於一指定記錄日期登記在股東名冊上之本公司股份或其中任何類別之股份持有人，根據其當時所持有該等股份或其中任何類別之股份按比例發出配售股份或其他證券之建議，於一指定之期限內有效者(惟本公司董事可就零碎股份，或因香港以外任何地區之法例或任何認可監管機構或任何證券交易所之規定所限，而作出其認為必須或權宜之例外處理方式或其他安排)。」

C. 「動議授權本公司董事行使依照大會通告中第五B項決議案之(a)段所賦予之權力，用於該決議案之(c)段中第(cc)段內有關本公司股本之事項。」

考慮及酌情通過下列決議案為特別決議案：

六、「**動議**將本公司之組織章程細則修訂如下：

A. 以下列方式修改細則第2條：

(a) 完全刪去「香港」之釋義，並以下列新釋義取代：

「香港」應指中華人民共和國香港特別行政區；

(b) 完全刪去「聯繫人」之釋義，並以下列新釋義取代：

「聯繫人」，就任何董事而言，應具有上市規則所賦予之涵義；

(c) 根據上文(a)段之批准，本公司於香港聯合交易所有限公司、Societe de la Bourse de Luxembourg（盧森堡證券交易所），或於證券及期貨事務監察委員會以及香港聯合交易所有限公司根據香港股份購回守則所承認之任何其他證券交易所，可購回之本公司每股面值港幣七千五百元之可換股累積優先股（「可換股優先股」）股份面值總額將不得超過本公司於此項決議案通過日期之已發行可換股優先股股本面值總額百分之十，而上文之批准亦須受此限制；及

(d) 就本決議案而言，「有關期間」指由本決議案通過時起至下列三者中之較早日期止之期間：

(i) 本公司下屆股東週年大會結束時；

(ii) 按法律規定召開下屆股東週年大會之期間屆滿時；及

(iii) 本公司股東在股東大會上以普通決議案撤銷或更改根據本決議案所賦予之權力。」

B. 「動議：

(a) 在下文(c)段之規限下及根據公司條例第57B段，全面及無條件批准本公司董事於有關期間（定義見大會通告中第五A(d)項決議案）內行使本公司之一切權力配發、發行及處理本公司之額外股份，及配發、發行或授予可轉換本公司股份之可換股證券，或股份期權或認股權證或類似權利認購任何該等股份或該等可換股證券，以及作出或授予可能引致須行使該項權力之售股建議、協議及股份期權；

(b) 根據上文(a)段之批准，本公司董事可於有關期間內配發、發行或授予可轉換本公司股份之可換股證券，以及作出或授予可能須於有關期間屆滿後始行使該項權力之售股建議、協議及股份期權；

(c) 本公司董事可根據上文(a)段之批准配發或在有條件或無條件情況下同意配發（不論是否根據一項股份期權而配發者）之股本面值總額，除按照(i)供股（定義見下文）、(ii)根據本公司發行之任何認股權證之條款，或任何可換股優先股（定義見大會通告中第五A(c)項決議案）而行使之認購權或所附之換股權、(iii)當時已採納之任何股份期權計劃或類似安排而授予或發行本公司股份或認購權予本公司及／或其任何附屬公司之行政人員及／或僱員，或(iv)根據本公司

恒隆地產有限公司
HANG LUNG PROPERTIES LIMITED
（股份代號：101）

股東週年大會通告

茲通告恒隆地產有限公司（「本公司」）訂於二零零四年十一月二十三日（星期二）上午十時正假座香港中環德輔道中四號渣打銀行大廈二十八樓召開股東週年大會（「大會」），討論下列事項：

一、省覽截至二零零四年六月三十日止年度之財務報表及董事局與核數師報告。

二、宣布派發普通股末期股息。

三、重選董事並授權董事局釐定董事袍金。

四、重聘核數師及授權董事釐定其酬金。

作為特別事項：

考慮並酌情通過下列決議案為普通決議案：

五、A. 「動議：

(a) 在下文(b)及(c)段之規限下，全面及無條件批准本公司董事於有關期間（定義見下文）內行使本公司之一切權力購回本公司股份；

(b) 根據上文(a)段之批准，本公司於香港聯合交易所有限公司，或於證券及期貨事務監察委員會以及香港聯合交易所有限公司根據香港股份購回守則所承認之任何其他證券交易所，可購回之本公司每股面值港幣一元之普通股（「普通股」）股份面值總額將不得超過本公司於此項決議案通過日期之已發行普通股股本面值總額百分之十，而上文之批准亦須受此限制；

恒隆地產
HANG LUNG PROPERTIES

恒隆地產有限公司
HANG LUNG PROPERTIES LIMITED

Interim Report 2003-2004

Corporate Information

DIRECTORS

Ronnie C. Chan *(Chairman)*
S.S. Yin *(Vice Chairman)* *
Nelson W.L. Yuen *(Managing Director)*
Ronald J. Arculli, *JP* *
Laura L.Y. Chen *
H.K. Cheng, *GBS, OBE, JP* *
Wilfred S.L. Ho *(Executive Director)*
P. W. Liu *
Terry S.Y. Ng *(Executive Director)*

* *Independent Non-Executive Director*

AUDIT COMMITTEE

H.K. Cheng, *GBS, OBE, JP (Chairman)*
Laura L.Y. Chen
P.W. Liu

NOMINATION AND REMUNERATION COMMITTEE

P. W. Liu *(Chairman)*
Ronald J. Arculli, *JP*
Laura L. Y. Chen
H.K. Cheng, *GBS, OBE, JP*

AUTHORISED REPRESENTATIVES

Terry S.Y. Ng
Robin S.W. Ching

COMPANY SECRETARY

Robin S.W. Ching

REGISTERED OFFICE

28th Floor
Standard Chartered Bank Building
4 Des Voeux Road Central, Hong Kong
Tel : 2879 0111
Fax : 2868 6086

INTERNET ADDRESS

Website : http://www.hanglung.com
Email address : HLProperties@hanglung.com

SHARE REGISTRARS

Computershare Hong Kong Investor Services Limited
17th Floor, Hopewell Centre
183 Queen's Road East
Hong Kong
Tel : 2862 8628
Fax : 2529 6087

RESULTS AND DIVIDEND

In the six months ended 31 December 2003, turnover increased 4% to $1,118 million. Net profit attributable to ordinary shareholders increased 1% to $526.9 million. Earnings per ordinary share was 18.2 cents, 1% higher than the previous period. Your Board has declared an interim dividend of 11 cents per ordinary share payable on 23 April 2004 to ordinary shareholders of record on 15 March 2004. This is the same as last period.

OPERATIONS REVIEW

For the past four years, both turnover and profit have been stagnating as the market went through the toughest downturn in decades. The situation is finally changing for the better. Eighteen months ago I wrote of seeing "a ray of hope". That ray seems to have arrived.

Some are even saying that a property bubble is being formed. That I am not so sure. Whereas unique high end residential properties are recovering quickly, other residential units have risen less. The former is good for your Company since we are well positioned in that sector; the latter is healthy for the local economy because it keeps housing affordable for average citizens. Whatever the case, price recovery will relieve the pain of the many victims of negative equity. They have suffered severely, thus any relief is not only good for them but also good for our overall economy.

The recent rise in prices has amply justified our earlier decision to withhold selling. We sat on our hands in the past two years while our competitors rushed to dump properties in a depressed market. Now that our neighbors have parted with much of their units, the market has turned around and we are gearing up our sales campaign. In the short run, it seems certain that we will sell into a rising market. What we are less sure of is how much more will prices increase.

Income of the first half of this fiscal year comes chiefly from leasing activities. Rental profit from Hong Kong basically held flat from the same period of the year before, while that from Shanghai almost doubled. Part of the reason for the latter is the increase in shareholding of The Grand Gateway. Sales activities in Hong Kong actually fell, but on balance net profit attributable to shareholders rose marginally.

PROSPECT

Two activities will dominate our attention--property sales in Hong Kong and new project development in mainland China. Both are exciting indeed. The former will bring us immediate profit while the latter will hopefully position us for the next phase of growth three or four years hence when our Hong Kong sales campaign is expected to wind down. We also hope to buy land locally as we find opportunities. In mainland China, we are searching for opportunities in major cities outside of Shanghai.

As we sell apartments, we expect to remain as one of the highest profit margin major property developers in town. With 1,122 units, The HarbourSide which has an unrivaled view of the world's most beautiful harbor will be the first to hit the market. Interest of potential buyers is so far rather encouraging. As long as the market holds up, it may easily become the most profitable project your Company has ever embarked in our forty some years of history. For now, however, we are not in a hurry to part with these high end units as we foresee further strengthening of that segment of the market.

I expect Hong Kong leasing to rise gently in the coming year. That together with increased property sales should produce satisfactory full year results.

Ronnie C. Chan
Chairman

Hong Kong, 18 February 2004

OVERVIEW

The Group has performed satisfactorily for the first half of this financial year, despite the difficult period faced in the wake of the SARS outbreak in early 2003. Net profit attributable to ordinary shareholders stood at HK$526.9 million. This represents a 1% increase over the same period last year, mainly due to substantial growth in rental income from our Shanghai properties which offset the decrease in property sales. Turnover increased 4% to HK$1,118 million for the six months ended 31 December 2003.

Finance costs, after capitalizing project interest expenses, remain at similar level to last year.

The Board of Directors has declared an interim dividend of 11 cents per ordinary share, to be paid on 23 April 2004 to shareholders registered as of 15 March 2004. This interim payout is the same as that of last year. The Register of Members will be closed from 15 March 2004 to 17 March 2004, both days inclusive, and no transfer of shares will be effected during that period. In order to qualify for the interim dividend, all transfers, accompanied by the relevant share certificates, must be lodged with the Company's Registrars, Computershare Hong Kong Investor Services Limited, not later than 4:00 p.m. on 12 March 2004.

PROPERTY DEVELOPMENT AND SALES

Hong Kong

The Group's projects, including The HarbourSide at the Airport Railway Kowloon Station, Carmel-on-the-Hill at Ho Man Tin, AquaMarine and The Long Beach, both of which are situated at West Kowloon, are progressing well. The sales programme for The HarbourSide commenced in late February of 2004, while Carmel-on-the-Hill, which received its occupation permit in October 2003, is expected to be launched for sale during the second quarter of 2004. Occupation permits for The HarbourSide and AquaMarine were also issued during the period under review.

Shanghai

The foundations for Office Tower 2 of Plaza 66 at Nan Jing Xi Lu have been completed. Superstructure work will start as soon as a permit for commencement of construction is granted.

PROPERTY LEASING

Pre-tax profit on property leasing during the first half of this financial year increased 11% to HK$782.7 million as rental income and profit from the Group's two Shanghai projects – Plaza 66 and The Grand Gateway – rose considerably.

By the end of the period under review, 2 units (2002: 5 units) of the four-bedroom units in Garden Terrace were sold, leaving only 3 units unsold.

Hong Kong

The highlight of the first half of the financial year is the successful rental of luxurious units at The Summit on Stubbs Road and the commercial complex/offices at Grand Tower in Mongkok. The second half of the year will see further rental income growth as the renewal of our existing tenancies will attain much higher rates in view of improvements in consumer sentiment and increasing tourist arrivals from the Mainland. Occupancy rates for retail and office properties stood at 95% and 90% respectively as of 31 December 2003. Leasing progress on the Group's office properties and serviced apartments continues to improve.

Shanghai

Our two Shanghai developments – Plaza 66 and The Grand Gateway – continue to propel the Group to higher profit levels. Occupancy rates for retail and office spaces reached 100% during the year under review.

FINANCE

At 31 December 2003, the Group's consolidated net bank borrowings (after deducting cash and bank deposits) totaled HK$7,828.6 million compared to HK$6,833 million at 30 June 2003. The increase was mainly due to capital expenditure on the Group's property development projects.

Since January 2004, HK$1,041.2 million (or 30.18%) in convertible bonds have been converted into equity. This represents an increase of 3.83% of the issued ordinary share capital. Market capitalization has also grown to HK$35.3 billion at 17 February 2004.

OUTLOOK

Following the recovery of Hong Kong property market over the past six months, we are ready to launch our four completed property projects with prospects of good profit margins and considerable return. We have also implemented new cost control and corporate streamlining measures to ensure the Group operates in a cost efficient and effective manner. Importantly, the recent conversion by the bond holders of convertible bonds into company equity is a clear indication that investors regard the Group as a good investment and commercial prospect.

Purchase, Sale or Redemption of Listed Securities

During the accounting period, there was no purchase, sale or redemption by the Company or any of its subsidiaries of the Company's listed securities.

Directors' Interests in Shares

As at 31 December 2003, details of directors' and their associates' interests in the shares and underlying shares of the Company and its associated corporations as recorded in the register required to be kept under Section 352 of the Securities and Futures Ordinance are as follows:

	The Company		*Hang Lung Group Limited*		
	Ordinary Shares of HK$1.00 each		Shares of HK$1.00 each		Share Options#
	Long Position	% of Issued Capital	Long Position	% of Issued Capital	No. of Shares
Ronnie C. Chan	–	–	–	–	–
S.S. Yin	–	–	–	–	–
Nelson W.L. Yuen	–	–	–	–	2,500,000
Ronald J. Arculli	724,346	0.025	1,089,975	0.082	–
Laura L.Y. Chen	–	–	–	–	–
H.K. Cheng	–	–	–	–	–
Wilfred S.L. Ho	–	–	–	–	1,250,000
P.W. Liu	–	–	–	–	–
Terry S.Y. Ng	–	–	–	–	1,250,000

not yet exercised

Other than as stated above, no director of the Company had any interest or short position in the shares, or underlying shares and debentures of the Company or any associated corporation.

During the accounting period, none of the directors and their respective spouses and children under 18 years of age had been granted any rights to subscribe for shares or debentures of the Company.

SUBSTANTIAL SHAREHOLDERS' AND OTHER PERSONS' INTERESTS IN SHARES

As at 31 December 2003, details of substantial shareholders' and other persons' (who are required to disclose their interests pursuant to Part XV of the Securities and Futures Ordinance ("SFO")) interests and short positions in the shares and underlying shares of the Company as recorded in the register required to be kept under Section 336 of the SFO are as follows:

	No. of Ordinary Shares Held	% of Issued Capital
CHAN TAN Ching Fen	1,820,400,670 (Note 1)	63.00
Cole Limited	1,820,400,670 (Note 1)	63.00
Hang Lung Group Limited	1,791,733,570 (Note 2)	62.01
Prosperland Housing Limited	1,267,523,511 (Note 3)	43.87
The Capital Group Companies, Inc.	407,022,466	13.92
Purotat Limited	352,074,500 (Note 3)	12.19
HSBC group of companies	196,586,505	6.80

Notes

1. These shares were the same parcel of shares held by a trust of which Ms. CHAN TAN Ching Fen was the founder. Cole Limited was deemed to be interested in the ordinary shares held by Hang Lung Group Limited and its subsidiaries, which number of ordinary shares were included in the above-mentioned number of 1,820,400,670.

2. Hang Lung Group Limited was deemed to be interested in the shareholdings of its subsidiaries, viz. 1,267,523,511 ordinary shares held by Prosperland Housing Limited, 352,074,500 ordinary shares held by Purotat Limited, and 172,135,559 ordinary shares held by other subsidiaries.

3. The 1,267,523,511 ordinary shares held by Prosperland Housing Limited and the 352,074,500 ordinary shares held by Purotat Limited were included in the above-mentioned number of 1,791,733,570 ordinary shares held by Hang Lung Group Limited.

CORPORATE GOVERNANCE

The Company is committed to a high standard of corporate governance. During the six months period ended 31 December 2003, the principles of corporate governance adopted by the Company were in line with the corporate governance statement set out in our 2002/03 Annual Report which included, inter alia, the Board and the Executive Committee, Nomination and Remuneration Committee, systems of internal control and financial reporting, and code of conduct for employees of the Company.

AUDIT COMMITTEE

The Audit Committee comprises three independent non-executive directors. It has reviewed this interim report, including the unaudited interim financial statements for the six months ended 31 December 2003 which were not required to be audited, and has recommended their adoption by the Board.

COMPLIANCE WITH THE CODE OF BEST PRACTICE

None of the directors is aware of information that would reasonably indicate that the Company is not, or was not for any part of the accounting period, in compliance with the Code of Best Practice as set out in Appendix 14 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

Condensed Consolidated Income Statement

For the six months ended 31 December 2003 (Unaudited)

	Note	2003 HK$Million	2002 HK$Million (restated)
Turnover	2	1,118.0	1,074.0
Other income		80.1	48.3
Direct costs and operating expenses		(328.0)	(331.9)
Administrative expenses		(43.1)	(42.4)
Profit from operations before finance costs		827.0	748.0
Finance costs	3	(135.3)	(138.4)
Operating profit	3	691.7	609.6
Share of results of jointly controlled entities		12.1	36.5
Profit before taxation	2(a)	703.8	646.1
Taxation	4(a)	(119.6)	(81.4)
Profit after taxation		584.2	564.7
Minority interests		(33.2)	(17.8)
		551.0	546.9
Preference dividend	5	(24.1)	(24.1)
Net profit attributable to ordinary shareholders		526.9	522.8
Interim dividend at 11¢ (2002:11¢) per ordinary share		331.9	317.8
Earnings per ordinary share	6		
Basic		18.2¢	18.1¢
Diluted		17.9¢	17.8¢

The annexed notes form part of the interim financial statements.

CONDENSED CONSOLIDATED BALANCE SHEET

At 31 December 2003 (Unaudited)

	Note	31/12/2003 HK$Million	30/6/2003 HK$Million (restated)
ASSETS			
Non-current assets			
Fixed assets		28,437.5	28,431.0
Interest in jointly controlled entities		357.9	362.0
Loans and investments		10.5	16.9
		28,805.9	28,809.9
Current assets			
Inventories		11,934.6	10,774.8
Trade and other receivables	7	173.8	174.4
Cash and deposits with banks		1,105.4	1,103.8
		13,213.8	12,053.0
Current liabilities			
Bank loans and overdrafts		—	600.8
Trade and other payables	8	1,823.8	1,619.5
Floating rate notes - due within one year		540.0	—
Taxation	4(b)	188.8	346.1
Preference dividend payable		6.0	30.2
		2,558.6	2,596.6
Net current assets		10,655.2	9,456.4
Total assets less current liabilities		39,461.1	38,266.3

	Note	31/12/2003 HK$Million	30/6/2003 HK$Million (restated)
Non-current liabilities			
Bank loans		8,934.0	7,336.0
Convertible bonds		3,424.9	3,414.1
Deferred taxation		441.4	396.3
Other long term liabilities		736.1	1,302.0
		13,536.4	12,448.4
Minority interests		1,693.1	1,269.7
NET ASSETS		24,231.6	24,548.2
CAPITAL AND RESERVES			
Share capital		3,732.6	3,732.6
Reserves	9	20,499.0	20,815.6
Shareholders' funds		24,231.6	24,548.2

The annexed notes form part of the interim financial statements.

Condensed Consolidated Statement of Changes in Equity

For the six months ended 31 December 2003 (Unaudited)

	2003 HK$Million	2002 HK$Million (restated)
Total equity at 1 July		
As previously reported	24,839.2	26,112.4
Prior period adjustments arising from changes in accounting policies for deferred tax (Note 1)	(291.0)	(111.0)
As restated	24,548.2	26,001.4
Capital reserves realised on property disposal	(5.6)	(25.2)
Exchange difference	—	0.6
Net losses not recognised in the consolidated income statement	(5.6)	(24.6)
Net profit for the period (2002: previously reported HK$546.6 million, now restated)	526.9	522.8
Final ordinary dividend in respect of previous year	(837.9)	(837.9)
Total equity at 31 December	24,231.6	25,661.7

The annexed notes form part of the interim financial statements.

Condensed Consolidated Cash Flow Statement

For the six months ended 31 December 2003 (Unaudited)

	Note	2003 HK$Million	2002 HK$Million
Operating profit before changes in working capital		749.0	674.1
Increase in inventories		(834.6)	(953.4)
Other changes in working capital		32.3	(2.4)
Cash used in operations		(53.3)	(281.7)
Hong Kong profits tax paid		(229.9)	(104.5)
Net cash used in operating activities		(283.2)	(386.2)
Net cash used in investing activities		(96.2)	(1,043.6)
Net cash generated from financing activities		381.0	1,381.9
Increase/(Decrease) in cash and cash equivalents		1.6	(47.9)
Cash and cash equivalents at 1 July		1,103.8	3,141.2
Cash and cash equivalents at 31 December	10	1,105.4	3,093.3

The annexed notes form part of the interim financial statements.

Notes

1. BASIS OF PREPARATION

The unaudited interim financial statements have been prepared in accordance with Statement of Standard Accounting Practice ("SSAP") 25 "Interim financial reporting" and Appendix 16 of the Rules Governing The Listing of Securities on The Stock Exchange of Hong Kong Limited. The accounting policies and methods of computation used in the preparation of the interim financial statements are the same as those used in the annual financial statements for the year ended 30 June 2003 except for the changes in accounting policy as described below.

SSAP 12 (Revised) "Income taxes"

In prior years, deferred tax liabilities were provided using the liability method in respect of the taxation effect arising from all material timing differences between the accounting and tax treatment of income and expenditure, which were expected with reasonable probability to crystallise in the foreseeable future. Future deferred tax benefits were not recognised unless their realisation was assured beyond reasonable doubt.

With effect from 1 July 2003, in order to comply with Statement of Standard Accounting Practice 12 (Revised) "Income taxes" issued by the Hong Kong Society of Accountants, the Group adopted a new accounting policy for deferred tax. A balance sheet method is used to recognise deferred tax in respect of all temporary differences between the carrying amounts of assets and liabilities in the financial statements and the corresponding tax bases used in the computation of taxable profit, with limited exceptions. The effect of adopting the new accounting policy has been applied retrospectively. As a result, the shareholders' funds at 1 July 2003 and 1 July 2002 have been restated and decreased by HK$291 million, which comprises revenue reserves of HK$244.2 million and investment properties revaluation reserves of HK$46.8 million, and HK$111 million, which comprises revenue reserves of HK$105.5 million and investment properties revaluation reserves of HK$5.5 million, respectively. The adjustments represent the deferred tax liability recognised in respect of temporary difference arising from fixed assets. The effect of change to income tax for the six months ended 31 December 2003 is an increased charge of HK$45.3 million (2002: HK$23.8 million). Certain comparative figures have been adjusted accordingly.

2. TURNOVER AND SEGMENT INFORMATION

	Segment revenue		Segment results	
	2003	2002	2003	2002
	HK$Million	HK$Million	HK$Million	HK$Million
(a) Business segment				
Property leasing	1,082.8	973.0	782.7	707.6
Property sales				
– investment properties	35.2	101.0	7.3	33.0
	1,118.0	1,074.0	790.0	740.6
Other income			80.1	49.8
Administrative expenses			(43.1)	(42.4)
Finance costs			(135.3)	(138.4)
Operating profit			691.7	609.6
Share of results of jointly controlled entities – property leasing		(Note)	12.1	36.5
Profit before taxation			703.8	646.1
(b) Geographical segment				
Group				
Hong Kong	889.4	956.6	626.3	661.5
Mainland China	228.6	117.4	163.7	79.1
	1,118.0	1,074.0	790.0	740.6
Jointly controlled entities				
Hong Kong			12.1	14.5
Mainland China		(Note)	–	22.0
			12.1	36.5

Note: Following the Group's increase in interest in a PRC equity joint venture last year, it has become a subsidiary of the Group and its results have been consolidated into the Group accordingly.

3. OPERATING PROFIT

	2003 HK$Million	2002 HK$Million
Operating profit is arrived at after charging:		
Finance costs		
Interest on borrowings	176.5	197.1
Other ancillary borrowing costs	19.9	19.2
Total borrowing costs	196.4	216.3
Less:Borrowing costs capitalised	(61.1)	(77.9)
	135.3	138.4
Cost of investment properties sold	27.9	66.1
Staff costs [including contribution to retirement schemes of HK$7.9 million (2002: HK$10.8 million)]	107.5	128.7
Depreciation	8.0	8.0
and after crediting:		
Interest income	3.9	28.1

4. TAXATION

(a) Provision for Hong Kong profits tax has been made at 17.5% (2002: 16%) on the estimated assessable profits for the period. No provision has been made for PRC income tax for the period as tax allowances are available to offset PRC taxable income for the period. Deferred taxation has been provided on temporary differences using the current applicable rate.

	2003 HK$Million	2002 HK$Million (restated)
Provision for Hong Kong profits tax		
Group	72.2	55.4
Jointly controlled entities	2.1	2.2
	74.3	57.6
Deferred taxation		
Temporary differences	45.1	8.1
Share of jointly controlled entities' taxation	0.2	15.7
	45.3	23.8
	119.6	81.4

(b) The Group is currently in discussion with the Inland Revenue Department regarding a dispute over the deductibility of certain interest payments in previous years' tax computations. As at the balance sheet date, the outcome of the said dispute remained undetermined and substantial tax provision has previously been made in the accounts on the grounds of prudence.

5. PREFERENCE DIVIDEND

The convertible cumulative preference shares of HK$7,500 each issued in November 1993 bear dividend at 5.5% per annum on a reference amount of US$1,000 each. The preference dividend is in respect of the six months ended 31 December 2003.

6. EARNINGS PER ORDINARY SHARE

The calculation of basic earnings per ordinary share is based on the net profit attributable to ordinary shareholders of HK$526.9 million (2002 restated: HK$522.8 million) and the weighted average number of 2,889.3 million (2002: 2,889.3 million) ordinary shares in issue during the period.

The calculation of diluted earnings per ordinary share is based on the adjusted net profit attributable to ordinary shareholders of HK$584.2 million (2002 restated: HK$583 million) and the weighted average number of 3,272.7 million (2002: 3,272.7 million) ordinary shares after adjusting for the effects of all dilutive potential ordinary shares.

7. TRADE AND OTHER RECEIVABLES

Included in trade and other receivables are trade debtors with the following ageing analysis:

	31/12/2003 HK$Million	30/6/2003 HK$Million
Within 1 month	53.0	52.7
1 – 3 months	5.9	25.4
Over 3 months	4.8	1.5
	63.7	79.6

The Group maintains a defined credit policy. An ageing analysis of trade debtors is prepared on a regular basis and is closely monitored to minimise any credit risk associated with receivables.

8. TRADE AND OTHER PAYABLES

Included in trade and other payables are trade creditors with the following ageing analysis:

	31/12/2003 HK$Million	30/6/2003 HK$Million
Within 1 month	616.4	400.5
Over 3 months	249.4	251.5
	865.8	652.0

9. RESERVES

	Share premium HK$Million	Investment property revaluation reserves HK$Million	Capital reserve on consolidation HK$Million	Capital redemption reserve HK$Million	Exchange reserve HK$Million	Retained profits HK$Million	Total HK$Million
At 1 July 2003							
- as previously reported	8,464.5	3,514.1	275.3	1,308.4	13.8	7,530.5	21,106.6
- prior year adjustment (Note 1)	—	(46.8)	—	—	—	(244.2)	(291.0)
- as restated	8,464.5	3,467.3	275.3	1,308.4	13.8	7,286.3	20,815.6
Profit for the period	—	—	—	—	—	526.9	526.9
Ordinary dividend paid	—	—	—	—	—	(837.9)	(837.9)
Property disposal	—	(5.6)	—	—	—	—	(5.6)
At 31 December 2003	8,464.5	3,461.7	275.3	1,308.4	13.8	6,975.3	20,499.0

10. NOTE TO THE CONDENSED CONSOLIDATED CASH FLOW STATEMENT

Analysis of the balances of cash and cash equivalents

	2003 HK$Million	2002 HK$Million
Cash and deposits with banks	1,105.4	3,094.1
Bank overdrafts	—	(0.8)
	1,105.4	3,093.3

11. COMMITMENTS

Capital commitments outstanding at 31 December 2003 not provided for in the accounts were as follows:

	31/12/2003 HK$Million	30/6/2003 HK$Million
Contracted for	50.7	65.3
Authorised but not contracted for	901.3	920.5
	952.0	985.8

12. RELATED PARTY TRANSACTIONS

A fellow subsidiary of the Company contributed funds as capital investment, to a subsidiary of the Company for the development of Plaza 66, a property project in Shanghai. The amount outstanding at 31 December 2003 was HK$297 million (30/6/2003: HK$302.2 million).

13. POST BALANCE SHEET EVENT

After the balance sheet date, HK$1,041.2 million of the Convertible Bonds have been converted into 115.7 million ordinary shares of the Company, of which HK$115.7 million will be credited to share capital and the balance to the share premium account.

Financial Briefs & Calendar

Financial Briefs	31/12/2003 HK$Million
Total assets	42,019.7
Shareholders' funds	24,231.6
Turnover	1,118.0
Net profit attributable to ordinary shareholders	526.9
Per ordinary share data	
Earnings – Basic	18.2¢
– Diluted	17.9¢
Interim dividend	11¢
Net assets	$8.4
Debt-to-equity ratio	35%
Number of ordinary shares outstanding (in million)	2,889.3

Financial Calendar	
Financial period	1 July 2003 to 31 December 2003
Interim results announced	18 February 2004
Latest time to lodge transfers	4:00 p.m. on 12 March 2004
Closure of ordinary share register	15 March to 17 March 2004 (both days inclusive)
Interim ordinary dividend payable	23 April 2004

財務摘要及日誌

財務摘要	二零零三年十二月三十一日 港幣百萬元
總資產	42,019.7
股東權益	24,231.6
營業額	1,118.0
普通股股東應佔純利	526.9
每股普通股資料 盈利－基本 －攤薄 中期股息 資產淨值	 18.2仙 17.9仙 11仙 8.4元
債項與股權比率	35%
已發行普通股股數（百萬）	2,889.3

財務日誌	
財政期	二零零三年七月一日至 二零零三年十二月三十一日
公布中期業績	二零零四年二月十八日
截止辦理普通股股份過戶	二零零四年三月十二日 下午四時正
暫停辦理普通股股份過戶登記	二零零四年三月十五日 至三月十七日 （首尾兩天包括在內）
派發普通股中期股息	二零零四年四月二十三日

10. **簡明綜合現金流量表附註**

現金及現金等價物結餘之分析

	二零零三年 港幣百萬元	二零零二年 港幣百萬元
現金及銀行存款	1,105.4	3,094.1
銀行透支	–	(0.8)
	1,105.4	3,093.3

11. **承擔**

於二零零三年十二月三十一日尚未入賬之資本承擔如下：

	二零零三年 十二月三十一日 港幣百萬元	二零零三年 六月三十日 港幣百萬元
已簽約	50.7	65.3
已批准但尚未簽約	901.3	920.5
	952.0	985.8

12. **關連人士交易**

本集團之一間同系附屬公司就發展上海之物業計劃恒隆廣場，向本公司之附屬公司注入資金作為資本投資。於二零零三年十二月三十一日之款項為港幣二億九千七百萬元(二零零三年六月三十日：港幣三億零二百二十萬元)。

13. **結算日後事項**

於結算日後，港幣十億四千一百二十萬元之可換股債券已轉換成本公司一億一千五百七十萬股普通股，其中港幣一億一千五百七十萬元將計入股本，另餘額將計入股份溢價賬。

8. 應付賬款及其他應付款

已計入應付賬款及其他應付款之應付賬款其賬齡分析如下：

	二零零三年 十二月三十一日 港幣百萬元	二零零三年 六月三十日 港幣百萬元
一個月內	616.4	400.5
三個月以上	249.4	251.5
	865.8	652.0

9. 儲備

	股份溢價 港幣百萬元	投資物業 重估儲備 港幣百萬元	編製綜合賬 而產生之 資本儲備 港幣百萬元	資本 贖回儲備 港幣百萬元	匯兌儲備 港幣百萬元	保留溢利 港幣百萬元	總額 港幣百萬元
於二零零三年 七月一日							
－前度申報	8,464.5	3,514.1	275.3	1,308.4	13.8	7,530.5	21,106.6
－去年調整(附註1)	-	(46.8)	-	-	-	(244.2)	(291.0)
－重列	8,464.5	3,467.3	275.3	1,308.4	13.8	7,286.3	20,815.6
期內純利	-	-	-	-	-	526.9	526.9
派發普通股股息	-	-	-	-	-	(837.9)	(837.9)
出售物業	-	(5.6)	-	-	-	-	(5.6)
於二零零三年 十二月三十一日	8,464.5	3,461.7	275.3	1,308.4	13.8	6,975.3	20,499.0

5. **優先股股息**

就一九九三年十一月所發行之每股面值港幣七千五百元之可換股累積優先股乃按每一千美元年息五點五厘計算股息。優先股股息計算截至二零零三年十二月三十一日止六個月。

6. **每股普通股盈利**

每股普通股基本盈利乃按期內之普通股股東應佔純利港幣五億二千六百九十萬元(二零零二年重列：港幣五億二千二百八十萬元)及期內已發行普通股之加權平均股數二十八億八千九百三十萬股(二零零二年：二十八億八千九百三十萬股)計算。

每股普通股攤薄盈利乃按經調整後之普通股股東應佔純利港幣五億八千四百二十萬元(二零零二年重列：港幣五億八千三百萬元)及計入所有潛在攤薄盈利股份之影響後之普通股加權平均股數三十二億七千二百七十萬股(二零零二年：三十二億七千二百七十萬股)計算。

7. **應收賬款及其他應收款**

已計入應收賬款及其他應收款之應收賬款其賬齡分析如下：

	二零零三年十二月三十一日 港幣百萬元	二零零三年六月三十日 港幣百萬元
一個月內	53.0	52.7
一至三個月	5.9	25.4
三個月以上	4.8	1.5
	63.7	79.6

本集團設有特定之信貸政策，並定期編製應收賬款之賬齡分析及作出密切監察，以便把任何與應收賬款有關之信貸風險減至最低。

3. **營業溢利**

	二零零三年 港幣百萬元	二零零二年 港幣百萬元
營業溢利已扣除下列各項：		
財務費用		
借貸利息	176.5	197.1
其他輔助借貸支出	19.9	19.2
借貸支出總額	196.4	216.3
減：借貸支出資本化	(61.1)	(77.9)
	135.3	138.4
已出售投資物業成本	27.9	66.1
職工成本，包括退休計劃供款港幣七百九十萬元（二零零二年：港幣一千零八十萬元）	107.5	128.7
折舊	8.0	8.0
並已計入：		
利息收入	3.9	28.1

4. **稅項**

（甲）香港利得稅稅項準備乃按期內之估計應課稅溢利乘以稅率百分之十七點五（二零零二年：百分之十六）計算。由於期內之免稅額足以抵銷期內之中國所得稅應課稅額，故期內並無就中國所得稅作出準備。遞延稅項乃根據現行適用稅率按暫時性差額作出準備。

	二零零三年 港幣百萬元	二零零二年 港幣百萬元 （重列）
香港利得稅撥備		
集團	72.2	55.4
合營公司	2.1	2.2
	74.3	57.6
遞延稅項		
暫時性差額	45.1	8.1
應佔合營公司稅項	0.2	15.7
	45.3	23.8
	119.6	81.4

（乙）本集團現正與稅務局就過往年度稅項計算中涉及某些利息支出之扣稅爭議進行商討。於結算日，上述爭議之結果仍未能確定，為審慎起見，已於過往賬目內作出重大之稅項撥備。

2. **營業額及分部資料**

	分部收入		分部業績	
	二零零三年 港幣百萬元	二零零二年 港幣百萬元	**二零零三年 港幣百萬元**	二零零二年 港幣百萬元
(甲) 業務分部				
物業租賃	1,082.8	973.0	782.7	707.6
物業銷售－投資物業	35.2	101.0	7.3	33.0
	1,118.0	1,074.0	790.0	740.6
其他收入			80.1	49.8
行政費用			(43.1)	(42.4)
財務費用			(135.3)	(138.4)
營業溢利			691.7	609.6
應佔合營公司業績				
－物業租賃		(附註)	12.1	36.5
除税前溢利			703.8	646.1
(乙) 地區分部				
集團				
香港	889.4	956.6	626.3	661.5
中國大陸	228.6	117.4	163.7	79.1
	1,118.0	1,074.0	790.0	740.6
合營公司				
香港			12.1	14.5
中國大陸		(附註)	–	22.0
			12.1	36.5

附註：本集團去年在一家國內合資企業增持權益，因此它已成為本集團之附屬公司，其業績亦已經綜合在本集團之業績內。

附註

1. 編製基準

未經審核之中期財務報表乃按照《會計實務準則》第二十五號「中期財務報告」及香港聯合交易所有限公司證券上市規則附錄十六之規定而編製。編製本中期財務報表時，除下文所述之會計政策變動外，其他會計政策和計算方法均與截至二零零三年六月三十日止年度財務報表所採用者相同。

《會計實務準則》第十二號〈經修訂〉「所得稅」

於以往年度，遞延稅項負債是以負債法計提準備，就可預見將來合理地預期因會計及稅務處理方法之間的重大時差而產生的稅務影響而作出。未來之遞延稅項利益只會在合理保證可實現時才會確認。

為符合香港會計師公會所頒布《會計實務準則》第十二號〈經修訂〉「所得稅」之規定，本集團由二零零三年七月一日起採用新的遞延稅項會計政策。除個別情況外，財務報表內之資產及負債項目之賬面金額，與用以計算應課稅溢利的相應稅基金額之間的所有暫時性差額，均以資產負債表方法確認為遞延稅項。實施此新會計政策時，已作出追溯性調整。因此，於二零零三年七月一日及二零零二年七月一日的股東權益已重列及分別減少港幣二億九千一百萬元(包括盈餘儲備港幣二億四千四百二十萬元及投資物業重估儲備港幣四千六百八十萬元)及港幣一億一千一百萬元(包括盈餘儲備港幣一億零五百五十萬元及投資物業重估儲備港幣五百五十萬元)。有關調整指因固定資產所產生之暫時性差額而確認之遞延稅項負債。另截至二零零三年十二月三十一日止六個月之所得稅支出亦增加港幣四千五百三十萬元(二零零二年：港幣二千三百八十萬元)。若干比較數字亦已作出相應之調整。

簡明綜合現金流量表

截至二零零三年十二月三十一日止六個月(未經審核)

	附註	**二零零三年 港幣百萬元**	二零零二年 港幣百萬元
未計入營運成本變動之營業溢利		**749.0**	674.1
存貨之增加		**(834.6)**	(953.4)
其他營運成本變動		**32.3**	(2.4)
用於營業運作之現金		**(53.3)**	(281.7)
已付香港利得稅		**(229.9)**	(104.5)
用於營業運作之現金淨額		**(283.2)**	(386.2)
用於投資業務之現金淨額		**(96.2)**	(1,043.6)
來自融資業務之現金淨額		**381.0**	1,381.9
現金及現金等價物之增加／(減少)		**1.6**	(47.9)
於七月一日之現金及現金等價物		**1,103.8**	3,141.2
於十二月三十一日之現金及現金等價物	10	**1,105.4**	3,093.3

附註乃中期財務報表之一部份。

簡明綜合權益變動表

截至二零零三年十二月三十一日止六個月(未經審核)

	二零零三年 港幣百萬元	二零零二年 港幣百萬元 (重列)
於七月一日之總權益		
前度申報	24,839.2	26,112.4
有關遞延税項之會計政策變動所產生之去年調整(附註1)	(291.0)	(111.0)
重列	24,548.2	26,001.4
出售物業所變現之資本儲備	(5.6)	(25.2)
滙兑差額	–	0.6
未計入綜合收益表之淨虧損	(5.6)	(24.6)
期內純利(二零零二年:前度申報港幣五億四千六百六十萬元,現已重列)	526.9	522.8
去年度之末期普通股股息	(837.9)	(837.9)
於十二月三十一日之總權益	24,231.6	25,661.7

附註乃中期財務報表之一部份。

簡明綜合資產負債表

二零零三年十二月三十一日(未經審核)

	附註	二零零三年 十二月三十一日 港幣百萬元	二零零三年 六月三十日 港幣百萬元 (重列)
資產			
非流動資產			
固定資產		28,437.5	28,431.0
合營公司權益		357.9	362.0
貸款及投資		10.5	16.9
		28,805.9	28,809.9
流動資產			
存貨		11,934.6	10,774.8
應收賬款及其他應收款	7	173.8	174.4
現金及銀行存款		1,105.4	1,103.8
		13,213.8	12,053.0
流動負債			
銀行貸款及透支		—	600.8
應付賬款及其他應付款	8	1,823.8	1,619.5
浮息票據——年內到期		540.0	—
稅項	4(乙)	188.8	346.1
應付優先股股息		6.0	30.2
		2,558.6	2,596.6
流動資產淨值		10,655.2	9,456.4
資產總值減流動負債		39,461.1	38,266.3

	附註	二零零三年十二月三十一日 港幣百萬元	二零零三年六月三十日 港幣百萬元 （重列）
非流動負債			
銀行貸款		8,934.0	7,336.0
可換股債券		3,424.9	3,414.1
遞延稅項		441.4	396.3
其他長期負債		736.1	1,302.0
		13,536.4	12,448.4
少數股東權益		1,693.1	1,269.7
資產淨值		24,231.6	24,548.2
資本及儲備			
股本		3,732.6	3,732.6
儲備	9	20,499.0	20,815.6
股東權益		24,231.6	24,548.2

附註乃中期財務報表之一部份。

簡明綜合收益表

截至二零零三年十二月三十一日止六個月(未經審核)

	附註	**二零零三年 港幣百萬元**	二零零二年 港幣百萬元 (重列)
營業額	2	1,118.0	1,074.0
其他收入		80.1	48.3
直接成本及營業費用		(328.0)	(331.9)
行政費用		(43.1)	(42.4)
未計財務費用前之營業溢利		827.0	748.0
財務費用	3	(135.3)	(138.4)
營業溢利	3	691.7	609.6
應佔合營公司業績		12.1	36.5
除稅前溢利	2(甲)	703.8	646.1
稅項	4(甲)	(119.6)	(81.4)
除稅後溢利		584.2	564.7
少數股東權益		(33.2)	(17.8)
		551.0	546.9
優先股股息	5	(24.1)	(24.1)
普通股股東應佔純利		526.9	522.8
普通股中期股息每股十一仙 (二零零二年:每股十一仙)		331.9	317.8
每股普通股盈利	6		
基本		18.2仙	18.1仙
攤薄		17.9仙	17.8仙

附註乃中期財務報表之一部份。

公司管治

本公司矢志達至高質素之公司管治水平。截至二零零三年十二月三十一日止六個月內，本公司所採納之公司管治準則與本公司於二零零二／零三年年報內所載之公司管治聲明一致，其中包括董事局及執行委員會、提名及薪酬委員會、內部監控及財務報告系統，以及本公司員工之操守守則。

審核委員會

審核委員會之成員包括三名獨立非執行董事。審核委員會已審閱本中期報告，包括不需審核之截至二零零三年十二月三十一日止六個月之未經審核中期財務報表，並建議董事局採納。

遵守最佳應用守則

並無董事知悉有資料可合理指出本公司現時或於會計期內之任何期間未有遵守香港聯合交易所有限公司證券上市規則附錄十四所載之最佳應用守則。

主要股東及其他人士之股份權益

根據證券及期貨條例(「條例」)第三百三十六條規定須予備存之登記冊所記錄,主要股東及依據條例第XV部需披露其權益之其他人士 於二零零三年十二月三十一日持有本公司之股份及相關股份之權益以及淡倉之詳情如下:

	持有普通股股份數目	已發行股本之百分率
陳譚慶芬	1,820,400,670 (附註1)	63.00
Cole Limited	1,820,400,670 (附註1)	63.00
恒隆集團有限公司	1,791,733,570 (附註2)	62.01
恒旺有限公司	1,267,523,511 (附註3)	43.87
The Capital Group Companies, Inc.	407,022,466	13.92
Purotat Limited	352,074,500 (附註3)	12.19
HSBC group of companies	196,586,505	6.80

附註

1. 此等股份與一信託基金所持有之股份為同一批股份,陳譚慶芬女士為該信託基金之成立人。Cole Limited 被視為於恒隆集團有限公司及其附屬公司所持有之普通股股份中擁有權益,而該等普通股股份已包括在上述十八億二千零四十萬零六百七十股股份之數目內。

2. 恒隆集團有限公司被視為於其附屬公司恒旺有限公司所持有之十二億六千七百五十二萬三千五百一十一股普通股股份、Purotat Limited所持有之三億五千二百零七萬四千五百股普通股股份以及其他附屬公司所持有之一億七千二百一十三萬五千五百五十九股普通股股份中擁有權益。

3. 恒旺有限公司所持有之十二億六千七百五十二萬三千五百一十一股普通股股份及Purotat Limited所持有之三億五千二百零七萬四千五百股普通股股份已包括在上述由恒隆集團有限公司所持有之十七億九千一百七十三萬三千五百七十股普通股股份之數目內。

購回、出售或贖回上市證券

於會計期內，本公司或其任何附屬公司均無購回、出售或贖回本公司之上市證券。

董事之股份權益

根據證券及期貨條例第三百五十二條規定須予備存之登記冊所記錄，董事及其聯繫人於二零零三年十二月三十一日持有本公司及其各聯營機構之股份及相關股份之詳情如下：

	本公司 每股面值港幣一元之普通股股份		恒隆集團有限公司 每股面值港幣一元之股份		股份期權#
	好倉	已發行股本之百分率	好倉	已發行股本之百分率	股份數目
陳啟宗	–	–	–	–	–
殷尚賢	–	–	–	–	–
袁偉良	–	–	–	–	2,500,000
夏佳理	724,346	0.025	1,089,975	0.082	–
陳樂怡	–	–	–	–	–
鄭漢鈞	–	–	–	–	–
何世良	–	–	–	–	1,250,000
廖柏偉	–	–	–	–	–
吳士元	–	–	–	–	1,250,000

\# 尚未行使

除以上所述外，並無本公司董事持有本公司或任何聯營機構之股份、相關股份及債權證中之權益及淡倉。

於會計期內，各董事及彼等各自之配偶與未滿十八歲之子女概無獲授任何可認購本公司股份或債權證之權利。

財務

本集團於二零零三年十二月三十一日之綜合銀行借貸淨額（經扣除現金及銀行存款後）為港幣七十八億二千八百六十萬元，而於二零零三年六月三十日則為港幣六十八億三千三百萬元。該項增加主要由於本集團物業發展項目之資本開支所致。

從二零零四年一月至今，港幣十億四千一百二十萬元（或百分之三十點一八）之可換股債券已被轉換為股票，發行普通股股本因此增加百分之三點八三。於二零零四年二月十七日，公司市值亦上升至港幣三百五十三億元。

展望

隨著過去六個月香港樓市復甦，本集團已準備推出四項落成之物業項目，可望獲得可觀之邊際利潤及收益。本集團亦已實施多項監控成本及精簡架構之新措施，以確保本集團之成本及營運效益。重要者乃近期債券持有人透過換股成為本公司股東，清楚反映投資者看好本集團之業務前景及投資回報潛力。

上海

位於南京西路之恒隆廣場已完成第二幢辦公室大樓之地基工程，一俟獲發施工許可證後，將盡快開始進行上蓋建築工程。

物業租賃

由於本集團兩項上海物業—恒隆廣場和港匯廣場，其租金收入及溢利均顯著上升，故本財政年度上半年之物業租賃業務錄得港幣七億八千二百七十萬元之除稅前溢利，增加百分之十一。

於回顧期終結時，花園臺已售出兩個（二零零二年：五個）四睡房單位，餘下僅三個單位尚未售出。

香港

本財政年度上半年之重要成果，乃成功租出位於司徒拔道之御峰豪宅及位於旺角之雅蘭中心商場／寫字樓物業。展望下半年度，鑑於消費意慾改善及內地訪港旅客持續增加，本集團與現有租戶續約時可望取得顯著較高之租金，令租金收入進一步增長。於二零零三年十二月三十一日，本集團商舖及寫字樓物業之租出率，分別為百分之九十五及百分之九十。旗下寫字樓物業及服務式寓所之租賃進度均持續改善。

上海

本集團兩項上海物業發展項目—恒隆廣場和港匯廣場，繼續推動本集團邁上更高之溢利水平。於回顧期內，該等商場及寫字樓物業之租出率均達百分之一百。

管理層之討論及分析

概覽

儘管面對二零零三年年初沙士爆發所帶來之困難時期，本集團於本財政年度上半年仍有理想之表現。普通股股東應佔純利為港幣五億二千六百九十萬元，較去年同期增加百分之一，主要由於本集團上海物業之租金收入大幅增長，抵銷了香港物業銷售收益之減少所致。截至二零零三年十二月三十一日止六個月之營業額為港幣十一億一千八百萬元，增加百分之四。

扣除資本化之物業利息支出後，財務費用維持在去年同期之相若水平。

董事局宣布派發中期股息每股普通股一角一仙，與去年同期相同。中期股息將於二零零四年四月二十三日派發予於二零零四年三月十五日名列股東名冊之普通股股東，而暫停辦理股份過戶登記之日期為二零零四年三月十五日至二零零四年三月十七日(首尾兩天包括在內)。如欲符合獲派中期股息之資格，所有過戶文件連同有關股票，最遲必須於二零零四年三月十二日下午四時前送達本公司之股票過戶及登記處香港中央證券登記有限公司，以便辦理過戶手續。

物業發展及銷售

香港

本集團之項目，包括位於機場鐵路九龍站上蓋之君臨天下、位於何文田之君逸山、以及位於西九龍之碧海藍天和浪澄灣，均享有理想之進度。君臨天下已於二零零四年二月底展開銷售計劃，而君逸山已於二零零三年十月獲發入伙紙，並預期於二零零四年第二季內發售。君臨天下及碧海藍天亦已於回顧期內獲發入伙紙。

展望

本集團將聚精會神於兩項行動，包括香港方面之物業銷售以及在中國內地之新項目開發。兩者均確實令人振奮—前者將為本集團帶來即時利潤，後者則可望於三或四年後、當本集團在香港之物業銷售計劃預計告一段落時，讓本集團為下一階段之增長而作好準備。倘有機會，本集團亦希望在香港增置土地。中國內地方面，本集團正在上海以外之主要城市尋找機會。

隨著各項物業展開銷售，本集團預期可續為香港最高邊際利潤之主要物業發展商之一。擁有一千一百二十二個單位及盡覽世界最美海港無敵景色之君臨天下，將是首個推出市場之項目。迄今，潛在買家對該項目所表現之興趣頗為令人鼓舞，只要市況保持堅穩，該項目可輕易成為本公司四十多年歷史以來享有最高利潤之項目。然而，鑑於本集團預料豪宅市場將進一步堅挺，故本集團現時並不急於悉數出售該等優質單位。

本人預期未來一年香港方面之物業租金收入可溫和上升，連同物業銷售之增加，應可為本集團帶來理想之全年度業績。

主席
陳啟宗

香港，二零零四年二月十八日

主席報告書

業績及股息

截至二零零三年十二月三十一日止六個月之營業額為十一億一千八百萬元，增加百分之四。普通股股東應佔純利為五億二千六百九十萬元，增加百分之一。每股普通股盈利為一角八點二仙，較去年同期上升百分之一。董事局宣布派發中期股息每股普通股一角一仙，與去年同期之金額相同。中期股息將於二零零四年四月二十三日派發予於二零零四年三月十五日名列股東名冊之普通股股東。

業務回顧

過去四年，鑑於樓市陷入數十載以來最艱困之低潮，故本集團期內之營業額及溢利均持續平滯；如今情況終有好轉。本人於十八個月前所撰寫之報告中預見「一線希望」，此曙光看來經已蒞臨。

現時，部份人士甚至謂樓市正形成泡沫，對此本人不太肯定。誠然，具有特色之豪宅物業，其價格正迅速回升，但其他樓宇之價格升幅仍較小。前者對本公司有利，因本公司在該市場環節佔優越位置；後者則對本港經濟有益，因居所價格可保持在一般市民所能負擔之水平。無論如何，樓價回升可為許多受窘於負資產之人士紓減痛楚。彼等經已飽受煎熬，故任何之紓緩不僅對彼等有利，對香港整體經濟亦有利。

近期樓價攀升，足證本集團較早前暫緩銷售物業，乃屬於正確之決定。過去兩年，當競爭對手於低迷市道中爭相傾銷住宅物業之際，本集團斂手坐觀。如今，當該等鄰近本集團物業之單位已大量售出而市道回升之際，本集團則積極啟動銷售計劃。短期而言，本集團幾可肯定能於升市中善價而沽，所未太肯定者乃價格進一步之攀升幅度。

本財政年度上半年之收入，主要來自租賃業務。香港方面之租賃溢利基本上與去年同期持平，而上海方面之租賃溢利則幾乎增加一倍；促成後者之部份原因，與本集團增持港匯廣場之股權有關。本集團在香港之物業銷售活動確有放緩，但在此消彼長下，股東應佔溢利仍錄得輕微上升。

公司資料

董事

陳啟宗 *(主席)*
殷尚賢 *(副主席)* *
袁偉良 *(董事總經理)*
夏佳理 *太平紳士* *
陳樂怡 *
鄭漢鈞 *金紫荊星章、OBE、太平紳士* *
何世良 *(執行董事)*
廖柏偉 *
吳士元 *(執行董事)*

* *獨立非執行董事*

審核委員會

鄭漢鈞 *金紫荊星章、OBE、太平紳士(主席)*
陳樂怡
廖柏偉

提名及薪酬委員會

廖柏偉 *(主席)*
夏佳理 *太平紳士*
陳樂怡
鄭漢鈞 *金紫荊星章、OBE、太平紳士*

授權代表

吳士元
程式榮

公司秘書

程式榮

註冊辦事處

香港中環德輔道中四號
渣打銀行大廈二十八樓
電話：2879 0111
傳真：2868 6086

互聯網網址

網址：http://www.hanglung.com
電子郵件：HLProperties@hanglung.com

股票過戶及登記處

香港中央證券登記有限公司
香港皇后大道東一百八十三號
合和中心十七樓
電話：2862 8628
傳真：2529 6087

恒隆地產
HANG LUNG PROPERTIES

恒隆地產有限公司
HANG LUNG PROPERTIES LIMITED

中期報告2003-2004

MEMORANDUM

AND

NEW ARTICLES OF ASSOCIATION

(As adopted by Special Resolution passed on 28th November, 1990)

OF

HANG LUNG PROPERTIES LIMITED

恒 隆 地 產 有 限 公 司

Incorporated the 19th day of December, 1949

Hong Kong

Re-printed by
CARNIVAL PRINTING CO.
Hong Kong
Tel.: 2544 0830
(Including all amendments up to 23rd November, 2004)

MEMORANDUM

AND

NEW ARTICLES OF ASSOCIATION

(As adopted by Special Resolution passed on 28th November, 1990)

OF

HANG LUNG PROPERTIES LIMITED

恒 隆 地 產 有 限 公 司

Incorporated the 19th day of December, 1949

Hong Kong

Re-printed by
CARNIVAL PRINTING CO.
Hong Kong
Tel.: 2544 0830
(Including all amendments up to 23rd November, 2004)

Company No. 2970

HANG LUNG PROPERTIES LIMITED
恒隆地產有限公司

Resolution Passed on 23rd November, 2004

At the Annual General Meeting of the Company duly convened and held at 28th Floor, Standard Chartered Bank Building, 4 Des Voeux Road Central, Hong Kong on Tuesday, 23rd November, 2004 at 10:00 a.m., the following Special Resolution was duly passed:-

SPECIAL RESOLUTION

"THAT the Articles of Association of the Company be and are hereby amended as follows:

A. by altering Article 2 in the following manner:

(a) deleting the definition of "Hong Kong" in its entirety and substituting therefor the following new definition:

"Hong Kong" shall mean the Hong Kong Special Administrative Region of The People's Republic of China;

(b) deleting the definition of "associate" in its entirety and substituting therefor the following new definition:

"associate", in relation to any Director, shall have the meaning given to it by the Listing Rules;

(c) inserting after the definition "electronic communication" the following new definitions:

"corporate representative" shall mean any person appointed to act in that capacity pursuant to Article 91(A) or Article 91(B);

"Listing Rules" shall mean the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited; and

(d) by adding the words "Corporate representative." and "Listing Rules." to the definitions of "corporate representative" and "Listing Rules" respectively as the marginal notes;

B. by deleting the words "without payment to receive within two months" and substituting therefor the words "to receive within such period of time as may be prescribed by the Companies Ordinance or the Listing Rules" in the second line of Article 16;

C. by deleting the words "and may be under hand only" in the second and third lines of Article 37;

D. by adding the words "with a manual signature or machine imprinted signature," immediately after the words "of the transferee," in the third line of Article 38;

E. by altering Article 80 in the following manner:

(a) deleting the words "(being an individual)" in the third line;

(b) deleting the words "(being a corporation) is present by a representative duly authorised under Section 115 of the Companies Ordinance" in the fourth and fifth lines, and substituting therefor the words "by its duly authorised corporate representative(s) or by proxy"; and

(c) inserting the words "or by its duly authorised corporate representative(s)" after the words "every member present in person" in the sixth line;

F. by altering Article 84 in the following manner:

(a) inserting the following new Article 84(C) immediately after the existing Article 84(B):

"(C) If any member is, under the Listing Rules, required to abstain from voting on any particular resolution or restricted to voting only for or only against any particular resolution, any vote cast by or on behalf of such member in contravention of such requirement or restriction shall not be counted."; and

(b) adding the words "Voting restrictions." as the marginal notes to Article 84(C);

G. by deleting Article 85 in its entirety and substituting therefor the following:

"Any member of the Company entitled to attend and vote at a meeting of the Company or a meeting of the holders of any class of shares in the Company shall be entitled to appoint another person as his proxy to attend and vote instead of him. Votes may be given either personally or by duly authorised corporate representative(s) or by proxy. A member who is the holder of two or more shares may appoint more than one proxy to attend on the same occasion. A proxy need not be a member. In addition, a proxy or proxies representing either an individual member or a member which is a corporation, shall be entitled to exercise the same powers on behalf of the member which he or they represent as such member could exercise, including the right to vote individually on a show of hands.";

H. by deleting the words "the duly authorised representative of a corporation" in the second line in Article 90, and substituting therefor the words "duly authorised corporate representative";

I. by renumbering Article 91 in its entirety as new Article 91(A) and adding the following words at the end thereof:

"or by one or more proxies. Nothing in these Articles shall prevent a corporation which is a member of the Company from appointing one or more proxies to represent it pursuant to Article 85.";

J. by adding the following new Article 91(B) immediately after Article 91(A) and adding the words "Recognised clearing house acting by representative at meetings." as the marginal notes to Article 91(B):

"(B) If the member and/or warrantholder is a recognised clearing house within the meaning of the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong), it may authorise such person or persons as it thinks fit to act as its representative (or representatives) or proxy at any general meeting or any meeting of any class of members and/or warrantholders' meeting provided that, if more than one person is so authorised or appointed, the authorisation or instrument of proxy shall specify the number and class of shares and/or warrants in respect of which each such person is so authorised or appointed. The person so authorised or appointed shall be entitled to exercise the same power on behalf of the recognised clearing house as that clearing house (or its nominees) could exercise as if it were an individual member and/or warrantholder of the Company.";

K. by adding the following at the end of Article 95(C):

"Section 153B(1) of the Companies Ordinance shall not apply to an alternate director appointed pursuant to these Articles.";

L. by deleting the words "a special" and substituting therefor the word "an ordinary" before the word "resolution" in Article 101(vii);

M. by altering Article 102(H) in the following manner:

(a) the words "or any of his associates" shall be added:

(i) immediately after the words "in which he" in the third line;

(ii) in sub-paragraph (i), immediately after the words "to such Director";

(iii) in sub-paragraph (ii), immediately after the words "which the Director";

(iv) in sub-paragraph (iii), immediately after the words "by a Director" and "of any Director";

(v) in sub-paragraph (iv), immediately after the words "where the Director";

(vi) in sub-paragraph (v), immediately after the words "in which the Director";

(vii) in sub-paragraph (vi), immediately after the words "in which he";

(viii) in sub-paragraph (vii), immediately after the words "of any Director"; and

(ix) in sub-paragraph (viii), immediately after the words "under which the Director";

(b) the words "or any of them" shall be added immediately after the words "lent by him" and "undertaken by him" in sub-paragraph (i); and

(c) the words ",his associates" shall be added immediately after the words "both to Directors" in sub-paragraph (vii);

N. by altering Article 102(I) in the following manner:

(a) the words "or any of his associates" shall be added immediately after the words "by a Director" in the seventh line and "in which the Director" in the eleventh line; and

(b) the words "or any of his associates' interest" shall be added immediately after the words "in which the Director's interest" in the ninth line;

O. by adding "or any of his associates" in Article 102(K) immediately after the following words:

(a) "(other than the Chairman of the meeting)" in the second line;

(b) "such other Director" in the seventh line;

(c) "the interest of the Director" in the eighth line;

(d) "the Chairman of the meeting" in the tenth line; and

(e) "the interest of such Chairman" in the fourteenth line;

P. by deleting the words "at least seven days before the date of the general meeting" at the end of Article 107 and by inserting the following at the end of this Article:

"The period for lodgement of the notice referred to above (being a period of at least seven days) shall commence no earlier than the day after the despatch of the notice of the meeting appointed for such election and end no later than seven days prior to the date of such meeting.";

Q. by altering Article 109 in the following manner:

(a) by deleting the words "special resolution at a general meeting" and substituting therefor the words "ordinary resolution";

(b) by inserting the following at the end of the Article:

"In accordance with the Companies Ordinance, special notice is required of a resolution to remove a director or to appoint somebody in place of a director so removed at the meeting at which he is removed."; and

(c) by deleting its marginal note in its entirety and substituting therefor the words "Power to remove Director by ordinary resolution.";

R. by deleting the words "paragraph (c) of the proviso to" in the third line of Article 183(A);

S. by deleting Article 183(B) in its entirety and substituting therefor the following:

"(B) The Company may indemnify any Director or other officer of the Company, or any person employed by the Company as Auditor, against any liability incurred by him:

(i) in defending any proceedings, whether civil or criminal, in which judgment is given in his favour or in which he is acquitted; or

(ii) in connection with any application under Section 358 of the Companies Ordinance in which relief is granted to him by the court.

(C) The Company may purchase and maintain for any Director or officer of the Company, or any person employed by the Company as Auditor:

(i) insurance against any liability to the Company, a related company or any other party in respect of any negligence, default, breach of duty or breach of trust (save for fraud) of which he may be guilty in relation to the Company or a related company; and

(ii) insurance against any liability incurred by him in defending any proceedings, whether civil or criminal, taken against him for any negligence, default, breach of duty or breach of trust (including fraud) of which he may be guilty in relation to the Company or a related company.

(D) In this Article, "related company", in relation to the Company, means any company that is the Company's subsidiary or holding company or a subsidiary of that company's holding company."

(Sd.) Ronnie C. Chan

Ronnie C. Chan
Chairman

Dated the 23rd day of November, 2004

No. 2970
編號

(COPY)
副本

COMPANIES ORDINANCE
(CHAPTER 32)
香港法例第**32**章
公司條例

CERTIFICATE OF INCORPORATION ON CHANGE OF NAME
公司更改名稱
註冊證書

* * *

I hereby certify that
本人謹此證明

AMOY PROPERTIES LIMITED
淘大置業有限公司

having by special resolution changed its name, is now incorporated under
經通過特別決議，已將其名稱更改，該公司的註冊名
the name of
稱現爲

HANG LUNG PROPERTIES LIMITED
恒隆地產有限公司

Issued by the undersigned on 27 December 2001.
本證書於二〇〇一年十二月廿七日簽發。

(Sd.) MISS R. CHEUNG
....
for *Registrar of Companies*
Hong Kong
香港公司註冊處處長
(公司註冊主任 張潔心 代行)

No. 2970

(COPY)

CERTIFICATE OF INCORPORATION

ON CHANGE OF NAME

WHEREAS THE AMOY CANNING CORPORATION (HONG KONG) LIMITED was incorporated as a limited company under the Companies Ordinance on the Nineteenth day of December, 1949;

AND WHEREAS by special resolution of the Company and with the approval of the Registrar of Companies, it changed its name to THE AMOY CANNING CORPORATION (HONG KONG) LIMITED (香港淘化大同有限公司) on the Ninth day of November, 1982;

AND WHEREAS by a further special resolution of the Company and with the approval of the Registrar of Companies, it has changed its name to AMOY PROPERTIES LIMITED 淘大置業有限公司;

NOW THEREFORE I hereby certify that the Company is a limited company incorporated under the name of AMOY PROPERTIES LIMITED 淘大置業有限公司.

GIVEN under my hand this Ninth day of October One Thousand Nine Hundred and Eighty-seven.

(Sd.) J. Almeida

p. Registrar General
(Registrar of Companies)
Hong Kong

No. 2970

(COPY)

CERTIFICATE OF INCORPORATION

ON CHANGE OF NAME

Whereas THE AMOY CANNING CORPORATION (HONG KONG) LIMITED was incorporated in Hong Kong as a limited company under the Companies Ordinance on the Nineteenth day of December, 1949;

And whereas by special resolution of the Company and with the approval of the Registrar of Companies, it has changed its name;

Now therefore I hereby certify that the Company is a limited company incorporated under the name of THE AMOY CANNING CORPORATION (HONG KONG) LIMITED (香港淘化大同有限公司).

Given under my hand this Ninth day of November One Thousand Nine Hundred and Eighty-two.

(Sd.) J. Almeida
for Registrar of Companies,
Hong Kong

(COPY)

CERTIFICATE OF INCORPORATION

I HEREBY CERTIFY that

THE AMOY CANNING CORPORATION (HONG KONG) LIMITED is this day incorporated under the Hong Kong Companies Ordinance, 1932, and that this Company is limited.

GIVEN under my hand and seal of office this Nineteenth day of December, One Thousand Nine Hundred and Forty-nine.

(Sd.) W. ANEURIN JONES,
Registrar of Companies,
Hong Kong.

L.S.

THE COMPANIES ORDINANCE, 1932

Hong Kong Stamp Duty $20.00 7-12-49

Company Limited by Shares

MEMORANDUM OF ASSOCIATION

(As altered by Special Resolution passed on 22nd November, 1991)

OF

HANG LUNG PROPERTIES LIMITED

恒 隆 地 產 有 限 公 司

1. *The name of the Company is "Hang Lung Properties Limited 恒隆地產有限公司".

2. The registered office of the Company will be situate in the Colony of Hong Kong.

3. The objects for which the Company is established are:–

(1) To act as the holding and co-ordinating company of the group of companies of which the Company is for the time being the holding company.

(2) To acquire by purchase, lease, exchange or otherwise land, buildings and hereditaments of any tenure or description and any estate or interest therein and any rights over or connected with land and to sell, lease, exchange or otherwise deal with the same.

(3) To carry on all or any of the businesses usually carried on by land companies, land investment companies, land mortgage companies, and building estate companies in all their several branches.

(4) To purchase, take on lease, or in exchange, rent, hire, take options over or otherwise acquire land (with or without buildings thereon) in the Colony of Hong Kong and land (with or without buildings thereon) of any tenure outside the Colony; and any estate or interest in, and any rights connected with any such lands.

(5) To develop and turn to account any land acquired by or in which the Company is interested, and in particular by laying out and preparing the same for building purposes, constructing, altering, pulling down, decorating, maintaining, furnishing, fitting up, and improving buildings, and by planting, paving, draining, farming, cultivating, letting on building lease or building agreement and by advancing money to and entering into contracts and arrangement of all kinds with builders, tenants and others.

(6) To construct, maintain, improve, develop, work, control, and manage any offers, houses, flats, blocks of flats or offices, hotels, clubs, restaurants, factories, works, godowns, places of amusement, stores, shops, dairies, roads and other works and conveniences which the Company may think directly or indirectly conducive to these objects, and to contribute or otherwise assist

**The name of the Company was changed to its present name on 27th December, 2001.*

or take part in the construction, maintenance, development, working, control, and management thereof.

(7) To manage any buildings, whether belonging to the Company or not, or let the same or any part thereof for any period and at such rent and on such conditions as the Company shall think fit: to collect the rent and income and to supply to tenants and occupiers and others, light, heat, air-conditioning, refreshments, attendants, messengers, waiting rooms, reading rooms, lavatories, laundry facilities, electric conveniences, garages, recreation facilities and other advantages which from time to time the Company shall consider desirable, or to provide for such management letting and advantages as aforesaid by employing any person, firm or company to carry out or to supply the same on such terms as the Company may think fit.

(8) To apply to any Tenancy Tribunal of Hong Kong for any purpose and in particular for a recommendation to the Governor to exclude any premises of the Company or premises which the Company is interested in from the further application of Part I of the Landlord and Tenant (Consolidation) Ordinance, to pay compensation to the tenants, sub-tenants or occupiers of such premises and to demolish and rebuild the same.

(9) To invest and deal with the moneys of the Company not immediately required for the purposes of its business in or upon such investments and securities (including land of any tenure in any part of the world) and in such manner as may from time to time be considered expedient and to dispose of or vary any such investments or securities.

(10) To carry on business as financiers, capitalists, financial agents, underwriters (but not in respect of life, marine or fire insurance), concessionaires, brokers and merchants and to undertake and carry on and execute all kinds of financial, commercial, trading and other operations.

(11) To subscribe for, conditionally or unconditionally, to underwrite, issue on commission or otherwise, take, hold, deal in, and convert stocks, shares, and securities of all kinds, and to enter into partnership, or into any arrangement for sharing profits, union of interests, reciprocal concession or co-operation with any person, partnership or company, and to promote, and aid in promoting, constitute, form or organise any company, syndicate or partnership of any kind, for the purpose of acquiring and undertaking any property and liabilities of the Company, or of advancing, directly or indirectly, the objects thereof, or for any other purpose which the Company may think expedient.

(12) To carry on the business of an investment company and for that purpose to acquire and hold, either in the name of the Company or in that of any nominee, shares, stocks, bonds, debentures, debenture stocks, notes, obligations and securities issued or guaranteed by any person or company, and to acquire and hold as aforesaid property of any other kind.

(13) To carry on the business of an investment trust company or any part or parts of the business usually carried on by such a company.

(14) To borrow or raise or secure the payment of money in such manner as the Company may think fit without limit as to amount and in particular but without prejudice to the generality of the foregoing by the issue or deposit of notes, debentures or debenture stock (perpetual or otherwise) and to secure the repayment of any money borrowed, raised or owing by mortgage, charge or lien upon all or any of the property or assets of the Company both present and future including its uncalled capital and also by similar mortgage, charge or lien to secure and guarantee the performance by the company or any other person, firm or company of any obligation undertaken by the Company or any other person or company as the case may be.

(15) To guarantee or give indemnities or provide security and in particular (without prejudice to the generality of the foregoing) to guarantee, support or secure, with or without consideration, whether by personal obligation or by mortgaging or charging all or any part of the undertaking,

property and assets (present and future) and uncalled capital of the Company or by both such methods or in any other manner, the performance of any obligations or commitments of, and the repayment or payment of the principal amounts of and any premiums interest dividends and other moneys payable on or in respect of any securities or liabilities of, any person, firm or company including (without prejudice to the generality of the foregoing) any company which is for the time being a subsidiary or a holding company of the Company or another subsidiary of a holding company of the Company or otherwise associated with the Company.

(16) To vest any real or personal property, rights or interest acquired by or belonging to the Company in any person or company on behalf of or for the benefit of the Company, and with or without any declared trust in favour of the Company.

(17) To promote any company or companies for the purpose of acquiring all or any of the property or liabilities of the Company or for any other purposes which may seem directly or indirectly calculated to benefit the Company and hold shares in any such company and to guarantee the payment of any debentures or other securities issued by any such company.

(18) To carry on all or any of the businesses of general merchants, traders, commission agents, importers, exporters, shippers and ship-owners, refrigerators, charterers, forwarding agents, sales agents, and sub-agents for manufacturers, agents, and sub-agents for carriers, brokers and agents for brokers, purchasing agents, wharfingers, warehousemen, furnishers, tourist and travel agents, auctioneers, appraisers, valuers, surveyors, del credere agents, personal and promotional representatives, factors, shopkeepers, antique dealers, stevedores, packers, storers, fishermen and trawlers, saddlers, builders, building, engineering any general contractors, metallurgists, and undertakers of all kinds of works, enterprises or projects whatsoever.

(19) To import, export, buy, prepare, treat, manufacture, render, marketable, sell, exchange, barter, pledge, charge, make advances on and otherwise deal in or turn to account produce, goods, materials, commodities, and merchandise generally in their prepared, manufactured or raw state and to undertake, carry on and execute all kinds of financial, commercial, trading, engineering and other manufacturing operations and all businesses wholesale or retail.

(20) To acquire and undertake the whole or any part of the business, goodwill and assets of any person, firm or company carrying on or proposing to carry on any of the businesses which the Company is authorised to carry on and as part of the consideration for such acquisition to undertake all or any of the liabilities of such person, firm or company or to acquire an interest in, amalgamate with or enter into partnership or into any arrangement for sharing profits or for co-operation or for limiting competition or for mutual assistance with any such person, firm or company and to give or accept by way of consideration for any of the acts or things aforesaid or property acquired, any shares, debentures, debenture stock or securities that may be agreed upon and to hold and retain or sell, mortgage and deal with any shares, debentures, debenture stock or securities so received.

(21) To apply for, register, purchase or by other means acquire and protect, prolong and renew, in any part of the world any patents, patent rights, *brevets d'invention*, licences, trade marks, designs, copyrights, protections and concessions which may appear likely to be advantageous or useful to the Company and to use and turn to account and to manufacture undertake or grant licences or privileges in respect of the same and to expend money in experimenting upon and testing and in improving or seeking to improve any patents, inventions or rights which the Company may acquire or propose to acquire.

(22) To carry on business as proprietors and/or managers of hotels, motels, inns, lodging-houses, apartment houses, restaurants, refreshment and tea rooms, cafes and milk and snack bars, night-clubs and clubs of all kinds, tavern, beer-house, and lodging-house keepers, licensed victuallers, wine, beer, and spirit merchants, brewers, maltsters, distillers, importers and manufacturers of aerated, mineral and artificial waters and other drinks, and as caterers and

contractors in all their respective branches and as managers and/or proprietors of theatres, cinemas, dance-halls, concert halls, stadiums, billiard rooms, bowling centres and all places of entertainment and radio and television stations and studios.

(23) To carry on all or any of the businesses whether together or separately of proprietors, promoters, producers, organizers, and managers of all kinds of public entertainments, sports, recreation, competitions, and amusements whether indoor or outdoor and in connection therewith to purchase, lease, hire, construct, provide, operate, equip, furnish and fit out any necessary or convenient land, buildings, facilities, structures, apparatus, and equipment.

(24) To provide or procure the provision by others of every and any service need want or requirement of any business nature required by any person firm or company in or in connection with any business carried on by them.

(25) To carry on the business of manufacturers, producers, refiners, developers and dealers in all kinds of materials, chemicals, substances, commodities and products whether synthetic, natural or artificial, including in particular but without limitation to the foregoing, plastics, resins, textiles, fabrics, fibres, feather goods, leather, hair, rubber, balata and goods and articles made from the same and compounds, intermediates, derivatives and by-products thereof, whether for wearing, attire, or personal or household use or ornament.

(26) To carry on business as timber merchants, sawmill proprietors, coopers, cask makers, joiners, carpenters, cabinet makers, and to buy, sell, prepare for market, import, export, and deal in timber and wood of all kinds, and to manufacture and deal in articles of all kinds in the manufacture of which timber or wood is used.

(27) To carry on business as drapers and hosiers, fashion, artists, dressagents, tailors, dressmakers, clothiers, milliners, spinners, weavers, hatters, glovers, boot and shoe manufacturers, embroiderers, hemstitchers, plaiters, pleaters, knitters, lacemakers, costumiers, furriers, pelmet makers, stencillers, painters, dyers, cleaners, washers, renovators, men's, women's and children's and school outfitters, naval, military, colonial, tropical and general outfitters, engineers, electricians, wood and metal workers, tanners, rope manufacturers, ironmongers, and hardware dealers, goldsmiths, silversmiths, watchmakers, and jewellers, fancy goods dealers, depository and repository proprietors, proprietors of transportation services for passengers, animals, mails, and goods, by air, sea, inland waterways and land, upholsterers, furniture dealers, money changers and any other business which may seem to the Company capable of being carried on in connection with the above and calculated directly or indirectly to enhance the value or render profitable any of the Company's property or rights.

(28) To carry on business as general chemists and druggists and to buy, sell, import, export, refine, prepare and otherwise deal in all kinds of pharmaceutical, medicinal, and chemical preparations, articles and compounds (whether of animal, vegetable or mineral origin) toilet requisites, cosmetics, paints, pigments, oils and oleaginous and saponaceous substances, perfumes and all kinds of unguents and ingredients.

(29) To establish, maintain, and operate sea, air, and land transport enterprises (public and private) and all ancillary services and, for these purposes or as independent undertakings, to purchase, take in exchange, charter, hire, build, construct, own, work, manage, and otherwise trade with any kind of ship, vessel, aircraft, flying machine, vehicle, cycle, coach, wagon, or carriage (however powered), with all necessary and convenient equipment, engines, tackle, gear, furniture, fittings and stores or any shares or interests in ships, vessels, aircraft, flying machine, motor and other vehicle, cycle, carriage, coach or wagon, including shares, stocks or securities of companies possessed of or interested in any of the above modes of transport, and to maintain, repair, fit out, refit, improve, insure, alter, sell, exchange or let out on hire or hire purchase, or otherwise deal with and dispose of any ship, vessel, aircraft, flying machine, vehicle, cycle,

carriage, coach, wagon, shares, stock, and securities, or any of the engines, tackle, gear, furniture, equipment, and stores of the Company.

(30) To establish and carry on in Hong Kong and any other countries schools at or by means of which students in any manner whether by post, personal attendance or otherwise may obtain education and instruction and particularly in or with regard to but without being limited to architecture, architectural, mechanical, geometrical and other drawing and designing, surveying, mapping, book-keeping, shorthand, speed-reading, type-writing and other secretarial training, civil, mechanical, electrical, electronic, marine and other engineering, building and other constructional work, heating and ventilation, electronics, chemistry, mining, metallurgy, geology, commerce, spinning, weaving and sign-writing and painting, agriculture, horticulture, dairy and other farming, and stock and other breeding, forestry, professions ancillary to medicine, law, languages, mathematics, seamanship, navigation, geography and history, music, arts, elocution, journalism, games, sports, recreations exercises and pastimes, economics, commerce, industry, and all other subjects whatsoever that may be included in a commercial, technical, scientific, classical or academic education, or may be conducive to knowledge of or skill in any trade, pursuit or calling and to provide for the giving and holding of lectures, scholarships, exhibitions classes and meetings for the promotion or advancement of education.

(31) To provide a school or schools, lecture class or examination room or rooms, office or offices, board, lodging and attendance and all other necessaries and conveniences for or to students, teachers, lecturers, clerks, employees and officers instructed or employed temporarily or otherwise by the Company, and to afford them facilities for study, research, cultivation, teaching performance of the tasks and duties allotted to them respectively.

(32) To carry on all or any of the businesses of booksellers, book manufacturers, bookbinders, printers, publishers and proprietors of newspapers, magazines, books periodicals, tickets, programmes, brochures, promotional literature and other publications whatsoever of all description, machine, letterpress and copperplate printers, rollform and automatic printers, colour printers, lithographers, type founders, stereotypers, electrotypers, electronic data processing equipment, photographic printers, engravers, diesinkers, designers, draughtsmen, newsagents, pressagents, journalists, literary agents, stationers, manufacturers of and dealers in engravings, prints, pictures, and drawings, advertising agents and contractors, artists, sculptors designers, decorators, illustrators, photographers and dealers in photographic supplies and equipment of all kinds film makers, producers and distributors, publicity agents, display specialists and any other business which may seem to the Company capable of being carried on in connection with the above.

(33) To acquire, sell, own, lease, let out to hire, administer, manage, control, operate, construct, repair, alter, equip, furnish, fit out, decorate, improve and otherwise deal in works, buildings, and conveniences of all kinds which expression without prejudice to the generality of the foregoing shall include railways, tramways, docks, harbours, piers, wharves, canals, reservoirs, embankments, dams, irrigations, reclamations, sewage, drainage and sanitary works, water, gas, oil, motor, electrical, telephonic, telegraphic and power supply works.

(34) To buy, sell, manufacture, construct, repair, alter, convert, refit, salve, raise, fit out, rig out, scrap, let on hire and otherwise deal in timber, iron, steel, metal, glass, minerals, ores, machinery, rolling-stock, plant, equipment, utensils, instruments, implements, tools, apparatus, appliances, materials, fuels, and products and commodities of all kinds and of whatever substance and for any purpose whatsoever.

(35) To carry on the trade or business of steel makers, steel converters, ironmasters, colliery proprietors, coke manufacturers, miners, smelters millwrights, carpenters joiners, boiler makers, plumbers, brass founders, building material suppliers and manufacturers, tinplate manufacturers and iron founders in all their respective branches and to purchase, take on lease, or otherwise

acquire any mines, wells, quarries, and metalliferous land and any interests therein and to explore, work, exercise, develop and otherwise turn to account the same; to crush, win, get, quarry, smelt, calcine, refine, dress, amalgamate, manipulate, and otherwise process and prepare for market ores, metals, precious stones, and mineral substances of all kinds and to carry on any other metallurgical operations which may seem conducive to the Company's objects.

(36) To act as business consultants and advisers and to employ experts to investigate and examine into the condition, prospects, value, character and circumstances of any business concerns and undertakings, and generally of any assets, property, or rights.

(37) To enter into partnership or into any arrangements for joint working in business or for sharing profits or to amalgamate with any person, firm or company carrying on or proposing to carry on any business which the Company is authorised to carry on, or any business or transaction capable of being conducted so as directly or indirectly to benefit the Company.

(38) To insure with any company or person against losses, damages, risks and liabilities of all kinds which may affect the Company and to act as agents and brokers for placing insurance risks of all kinds in all its branches.

(39) To appoint sales agents to sell any of the products of the Company and any goods, foods, stores, chattels and things for which the Company is agent or in any other way whatsoever interested or concerned in any part of the world.

(40) To lend and advance money or give credit to such persons, firms or companies and on such terms as may seem expedient, and to guarantee the performance of any contract or obligation and the payment of money of or by any persons, firms or companies, and generally to give guarantees and indemnities.

(41) To undertake and execute any trusts the undertaking whereof may seem desirable and also to undertake the office of executor, administrator, treasurer or registrar and to keep for any company, government, authority or body any register relating to any stocks, funds, shares or securities or to undertake any duties in relation to the registration of transfers, the issue of certificates or otherwise.

(42) To receive and hold for its own use, benefit on behalf or in trust or otherwise moneys and other property and estates, real, personal, and mixed, of whatever kind and nature and the same to invest, reinvest, manage, settle, control, sell and dispose of in any manner and to collect, manage, invest, reinvest, adjust, and in any manner to dispose of the income, profits, and interest arising therefrom upon such terms as may be agreed upon between the Company and the persons contracting with it.

(43) To draw, make, accept, indorse, discount, execute and issue promissory notes, bills of exchange, bills of lading, warrants, debentures and other negotiable or transferable instrument.

(44) To obtain any Order in Council, enactment or ordinance for enabling the Company to carry any of its objects into effect or for effecting any modification of the Company's constitution or for any other purpose which may seem expedient and to oppose any proceedings or applications which may seem calculated directly or indirectly to prejudice the Company's interests.

(45) To pay all expenses incidental to the formation or promotion of this or any other company and the conduct of its business and to remunerate any person or company for services rendered in underwriting, placing or assisting to underwrite or place, or guaranteeing the subscription or placing of any of the shares in or debentures or other securities of the Company or in or about the promotion, formation or business of the Company or of any other company promoted wholly or in part by the Company.

(46) To establish and maintain or procure the establishment and maintenance of any contributory or non-contributory pension or superannuation funds for the benefit of, or give or procure the giving of donations, gratuities, pensions, allowances or emoluments to any persons who are or were at any time in the employment or service of the Company, or of any company which is a subsidiary of the Company, or is allied or associated with the Company or with any such subsidiary company, or who are or were at any time Directors or officers of the Company or of any such other company as aforesaid, and holding or who have held any salaried employment or office in the Company or such other company, and the spouses, widows, widowers, families and dependants of any such persons, and also to establish and subsidise or subscribe to any institutions, associations, clubs or funds calculated to be for the benefit of or to advance the interests and well-being of the Company or of any such other company as aforesaid, or of any such persons as aforesaid, and to make payments for or towards the insurance of any such persons as aforesaid, and to subscribe or guarantee money for charitable or benevolent objects or for any exhibition or for any public, general or useful object, and to do any of the matters aforesaid, either alone or in conjunction with any such other company as aforesaid.

(47) To enter into any arrangements with any governments or authorities (supreme, municipal, local or otherwise) or any corporations, companies or persons that may seem conducive to the attainment of the Company's objects or any of them and to obtain from any such government, authority, corporation, company or person any charters, contracts, decrees, rights, privileges, licences, permits and/or concessions which the Company may think desirable and to carry out exercise and comply with any such charters, contracts, decrees, rights, privileges, licences, permits and concessions.

(48) To sell or dispose of the undertaking of the Company or any part thereof for such consideration as the Company may think fit, and in particular for shares or debentures, debenture stock, or other securities of any other company.

(49) To remunerate (in cash or by the issue of fully or partly paid shares or debentures or rights to subscribe shares of this or any other company or in any other manner as the Directors may think fit) any person or persons, whether Directors officers or agents of the Company or not, for services rendered in the conduct of the Company's business or in placing or assisting to place any shares in the capital of, or any debentures, debenture stock or other securities of the Company or any other company formed or promoted by the Company or in which the Company may be interested or in or about the formation or promotion of the Company or any other company as aforesaid.

(50) To do all or any of the above things in any part of the world and as principals, agents, contractors, or otherwise, and by or through agents, or otherwise, and either alone or in conjunction with others.

(51) To carry on business and maintain branches abroad in any part of the world for all or any of the purposes herein set forth.

(52) To procure the Company to be registered or recognised in any foreign country or place.

(53) To distribute any of the properties of the Company whether upon a distribution of assets or a division of profits among members in specie or otherwise.

(54) To act as directors, accountants, secretaries and registrars of companies incorporated by law or societies or organisations (whether incorporated or not).

(55) To hold in trust as trustees or as nominees of any person or persons, company, corporation, or any charitable or other institution in any part of the world, whether incorporated or not, and to manage, deal with and turn to account, any real and personal property of any kind.

(56) To act as nominees, trustees or agents for the receiving, payment, loan, repayment, transmission, collection and investment of money, and for the purchase, sale, improvement, development and management of any real or personal property, including business concerns and undertakings, both in Hong Kong and abroad.

(57) To carry on any other business which may seem to the Company capable of being conveniently carried on in connection with any of the above business or objects or calculated directly or indirectly to enhance the value of or render profitable any of the Company's property or rights for the time being.

And it is hereby declared that the word "company" in this clause, except where used in reference to the Company, shall be deemed to include any partnership or other body of persons, whether incorporated or not incorporated, and wheresoever domiciled, and the intention is that the objects specified in each paragraph of this clause shall, except where otherwise expressed in such paragraph, be in nowise limited or restricted by reference to or inference from the terms of any other paragraph or the name of the Company.

4. The liability of the members is limited.

*5. The capital of the Company is $6,000,000,000 divided into 4,500,000,000 ordinary shares of HK$1.00 each and 200,000 Convertible Cumulative Preference Shares of HK$7,500 each and any of the shares in the capital original or increased, may be issued with any preferential, special or qualified rights or conditions as regards dividends, capital, voting or otherwise attached thereto. Dividends may be paid in cash or by the distribution of specific assets or otherwise as provided by the regulations of the Company.

**Notes:–*

1. By an Ordinary Resolution passed on 20th November, 1972, the authorised share capital was increased from HK$10,000,000 to HK$100,000,000 by the creation of an additional 9,000,000 shares of HK$10.00 each.

2. By a Special Resolution passed on 7th April, 1976, each of the Company's existing shares of HK$10.00 each was sub-divided into ten shares of HK$1.00 each.

3. By a Special Resolution passed on 28th September, 1987, the authorised share capital was conditionally increased from HK$100,000,000 to HK$550,000,000 by the creation of an additional 450,000,000 shares of HK$1.00 each.

4. By an Ordinary Resolution passed on 28th September, 1987, the authorised share capital was conditionally increased from HK$550,000,000 to HK$1,800,000,000 by the creation of an additional 1,250,000,000 shares of HK$1.00 each.

5. By an Ordinary Resolution passed on 28th November, 1990, the authorised share capital was increased from HK$1,800,000,000 to HK$2,100,000,000 by the creation of an additional 300,000,000 shares of HK$1.00 each.

6. By an Ordinary Resolution passed on 1st April, 1992, the authorised share capital was increased from HK$2,100,000,000 to HK$2,800,000,000 by the creation of an additional 700,000,000 shares of HK$1.00 each.

7. By an Ordinary Resolution passed on 17th November, 1992, the authorised share capital was increased from HK$2,800,000,000 to HK$3,000,000,000 by the creation of an additional 200,000,000 shares of HK$1.00 each.

8. By a Special Resolution passed on 3rd November, 1993, each of the then existing shares of HK$1.00 in the capital of the Company (issued and unissued) was redesignated as "ordinary shares of HK$1.00 each".

9. By Special Resolutions passed on 3rd November, 1993, the authorised share capital was increased from HK$3,000,000,000 to HK$5,500,000,000 by the creation of 300,000 Convertible Cumulative Preference Shares of HK$7,500 each, having the rights set out in Article 184 of the Articles of the Company, and an additional 250,000,000 ordinary shares of HK$1.00 each.

10. By an Ordinary Resolution passed on 19th November, 1993, the authorised share capital was increased from HK$5,500,000,000 to HK$6,000,000,000 by the creation of an additional 60,000 Convertible Cumulative Preference Shares of HK$7,500 each and an additional 50,000,000 ordinary shares of HK$1.00 each.

11. By a Special Resolution passed on 21st November, 1997, 160,000 of the then existing Convertible Cumulative Preference Shares of HK$7,500 each in the capital of the Company were redesignated as "ordinary shares of HK$1.00 each".

We, the several persons whose names, addresses and descriptions are hereto subscribed, are desirous of being formed into a Company in pursuance of this Memorandum of Association and we respectively agree to take the number of shares in the capital of the Company set opposite to our respective names.

Names, Addresses and Descriptions of Subscribers	Number of Shares taken by each Subscriber
(Sd.) TEH CHI KHUN, N.K.I.L. 53 Ngauchiwan, Kowloon, Merchant.	1,000
(Sd.) HUI YIP BENG, No. 39 Nathan Road, 1st floor, Kowloon, Merchant.	1,000
(Sd.) S. S. LIM, No. 1 Duke Street, Kowloon, Merchant.	1,000
(Sd.) LIM TENG KEE, No. 363 Prince Edward Road, Third floor, Kowloon, Merchant.	1,000
(Sd.) K. W. PAI, N.K.I.L. 53 Ngauchiwan, Kowloon, Merchant.	1,000
(Sd.) DANIEL CHEN, No. 373 Prince Edward Road, Kowloon, Merchant.	1,000
(Sd.) S. E. TENG, No. 60 Cameron Road, Kowloon, Merchant.	1,000
Total Number of Shares Taken	7,000

Dated the 7th day of December, 1949.
WITNESS to the above signatures:

(Sd.) A. K. W. LUI,
Solicitor,
Hong Kong

THE COMPANIES ORDINANCE (CHAPTER 32)

Company Limited by Shares

NEW ARTICLES OF ASSOCIATION
(As adopted by Special Resolution passed on 28th November, 1990)

OF

HANG LUNG PROPERTIES LIMITED
恒 隆 地 產 有 限 公 司

Table A

1. The regulations contained in Table A in the First Schedule to the Companies Ordinance shall not apply to the Company. Other regulations excluded.

Interpretation

2. The marginal notes to these Articles shall not be deemed to be part of these Articles and shall not affect their interpretation and in the interpretation of these Articles, unless there be something in the subject or context inconsistent therewith:– Interpretation.

"Hong Kong" shall mean the Hong Kong Special Administrative Region of The People's Republic of China; Hong Kong. (Amended by Special Resolution 23/11/2004)

*"the Company" or "this Company" shall mean HANG LUNG PROPERTIES LIMITED 恒隆地產有限公司; the Company.

"the Companies Ordinance" or "the Ordinance" shall mean the Companies Ordinance (Chapter 32 of the Laws of Hong Kong) and any amendments thereto or re-enactment thereof for the time being in force and includes every other ordinance incorporated therewith or substituted therefor and in the case of any such substitution the references in these Articles to the provisions of the Ordinance shall be read as references to the provisions substituted therefor in the new Ordinance; Companies Ordinance. the Ordinance.

"these Articles" or "these presents" shall mean these Articles of Association in their present form and all supplementary, amended or substituted articles for the time being in force; these Articles. these presents.

"capital" shall mean the share capital from time to time of the Company; capital.

"share" shall mean share in the capital of the Company and includes stock except where a distinction between stock and shares is expressed or implied; share.

"shareholders" or "members" shall mean the duly registered holders from time to time of the shares in the capital of the Company; shareholders. members.

**The name of the Company was changed to its present name "HANG LUNG PROPERTIES LIMITED 恒隆地產有限公司" on 27th December, 2001.*

the register. "the register" shall mean the register of members and includes any branch register to be kept pursuant to the provisions of the Companies Ordinance;

Board. "the Board" shall mean the Directors from time to time of the Company or (as the context may require) the majority of Directors present and voting at a meeting of the Directors;

Secretary. "Secretary" shall mean the person or corporation for the time being performing the duties of that office;

Auditors. "Auditors" shall mean the persons for the time being performing the duties of that office;

Chairman. "the Chairman" shall mean the Chairman presiding at any meeting of members or of the Board;

call. "call" shall include any instalment of a call;

seal. "seal" shall mean the common seal from time to time of the Company and includes, unless the context otherwise requires, any official seal that the Company may have as permitted by these Articles and the Ordinance;

dividend. "dividend" shall include scrip dividends, distributions in specie or in kind, capital distributions and capitalisation issues, if not inconsistent with the subject or context;

dollars. "dollars" shall mean dollars in the lawful currency of Hong Kong;

month. "month" shall mean a calendar month;

writing. printing. (Amended by Special Resolution 22/11/2002) "writing" or "printing" shall include writing, printing, lithography, photography, typewriting, facsimile and every other mode of representing words or figures in a legible and non-transitory form (including an electronic communication);

associate. (Amended by Special Resolution 23/11/2004) "associate", in relation to any Director, shall have the meaning given to it by the Listing Rules;

newspaper. "newspaper" shall mean a newspaper published daily and circulating generally in Hong Kong and specified in the list of newspapers issued and published in the Gazette for the purposes of Section 71A of the Companies Ordinance by the Chief Secretary;

address. (Added by Special Resolution 22/11/2002) "address" shall have the ordinary meaning given to it and shall include any facsimile number, electronic number or electronic address used for such purposes;

communication. (Added by Special Resolution 22/11/2002) "communication" shall include a communication comprising sounds or images or both;

electronic communication. (Added by Special Resolution 22/11/2002) "electronic communication" means a communication transmitted (whether from one person to another, from one device to another or from a person to a device or vice versa) by means of a telecommunications system (within the meaning of the Telecommunications Ordinance (Chapter 106 of the Laws of Hong Kong)) or by other means but while in an electronic form;

Corporate representative. (Added by Special Resolution 23/11/2004) "corporate representative" shall mean any person appointed to act in that capacity pursuant to Article 91(A) or Article 91(B);

Listing Rules. (Added by Special Resolution 23/11/2004) "Listing Rules" shall mean the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited;

words denoting the singular shall include the plural and words denoting the plural shall include the singular; singular and plural.

words importing any gender shall include every gender; and gender.

words importing person shall include partnerships, firms, companies and corporations. persons. companies.

Subject as aforesaid, any words or expressions defined in the Ordinance (except any statutory modification thereof not in force when these Articles become binding on the Company) shall, if not inconsistent with the subject and/or context, bear the same meaning in these Articles, save that "company" shall where the context permits include any company incorporated in Hong Kong or elsewhere. Words in Ordinance to bear same meaning in Articles.

References to any Article by number are to the particular Article of these Articles.

Share Capital and Modification of Rights

3. Without prejudice to any special rights or restrictions for the time being attaching to any shares or any class of shares, any share may be issued upon such terms and conditions and with such preferred, deferred or other special rights, or such restrictions, whether in regard to dividend, voting, return of capital or otherwise, as the Company may from time to time by ordinary resolution determine (or, in the absence of any such determination or so far as the same may not make specific provision, as the Board may determine) and any preference share may, with the sanction of a special resolution, be issued on the terms that it is, or at the option of the Company or the holder thereof is liable, to be redeemed. Issue of shares.

4. The Board may issue warrants to subscribe for any class of shares or securities of the Company on such terms as it may from time to time determine subject to the approval of the shareholders in general meeting (unless they are issued by the Board under the authority of a general mandate granted to it by the shareholders). Where warrants are issued to bearer, no new warrant shall be issued to replace one that has been lost unless the Board is satisfied beyond reasonable doubt that the original has been destroyed and the Company has received an indemnity in such form as the Board shall think fit with regard to the issue of any such new warrant. Warrants.

5. *(A)* Without prejudice to any special rights conferred on the holders of any existing shares, the shares in the original or any increased capital of the Company may, subject to the provisions of the Companies Ordinance, be divided into different classes of shares as the Company may from time to time determine by a special resolution in general meeting. How rights of shares may be modified.

(B) All or any of the special rights (unless otherwise provided for by the terms of issue) attached to the shares or any class of the shares (if the capital is divided into different classes of shares) may, subject to the provisions of Section 64 of the Companies Ordinance, be varied or abrogated either with the consent in writing of the holders of not less than three-fourths in nominal value of the issued shares or issued shares of that class (if the capital is divided into different classes of shares) or with the sanction of a special resolution passed at a general meeting of the holders of the shares or at a separate general meeting of the holders of the shares of that class (if the capital is divided into different classes of shares). To every such separate general meeting the provisions of these Articles relating to general meetings shall *mutatis mutandis* apply, but so that the necessary quorum shall be not less than two persons holding or representing by proxy one-third in nominal value of the issued shares of that class, and at an adjourned meeting one person holding shares of that class or his proxy, and that any holder of shares of the class present in person or by proxy may demand a poll.

(C) The provisions of this Article shall apply to the variation or abrogation of the special rights attached to some only of the shares of any class as if each group of shares of the class differently treated formed a separate class the rights whereof are to be varied.

(D) The special rights conferred upon the holders of any shares or class of shares

shall not, unless otherwise expressly provided in the rights attaching to or the terms of issue of such shares, be deemed to be altered by the creation or issue of further shares ranking *pari passu* therewith.

Shares and Increase of Capital

Company to finance purchase of its own shares. (Amended by Special Resolution 22/11/1991)

6. The Company may exercise any powers conferred on the Company or permitted by or not prohibited by or not inconsistent with the Ordinance or any other applicable ordinance, statute, act or law from time to time to acquire shares in the Company or to give directly or indirectly, by means of a loan, guarantee, the provision of security or otherwise, financial assistance for the purpose of or in connection with a purchase made or to be made by any person of any shares in the Company and should the Company acquire its own shares neither the Company nor the Board shall be required to select the shares to be acquired rateably or in any other particular manner as between the holders of shares of the same class or as between them and the holders of shares of any other class or in accordance with the rights as to dividends or capital conferred by any class of shares provided always that in case where the primary listing of any share capital of the Company is on The Stock Exchange of Hong Kong Limited, any such acquisition or financial assistance shall only be made or given in accordance with any relevant rules or regulations issued by The Stock Exchange of Hong Kong Limited or the Securities and Futures Commission from time to time. For the purpose of this Article, "shares" includes shares, warrants and any other securities convertible into shares which are issued from time to time by the Company.

Power to increase capital.

7. The Company in general meeting may from time to time, whether or not all the shares for the time being authorised shall have been issued and whether or not all the shares for the time being issued shall have been fully paid up, by ordinary resolution increase its share capital by the creation of new shares, such new capital to be of such amount and to be divided into shares of such respective amounts as the resolution shall prescribe.

On what conditions new shares may be issued.

8. Without prejudice to any special rights conferred upon the holders of existing shares, any new shares shall be issued upon such terms and conditions and with such rights, privileges or restrictions annexed thereto as the general meeting resolving upon the creation thereof shall direct, and if no direction be given, subject to the provisions of the Companies Ordinance and of these Articles, as the Board shall determine; and in particular such shares may be issued with a preferential or qualified right to dividends and in the distribution of assets of the Company and with a special or without any right of voting.

When to be offered to existing members.

9. The Company may by ordinary resolution, before the issue of any new shares, determine that the same, or any of them, shall be offered in the first instance, and either at par or at a premium, to all the existing holders of any class of shares in proportion as nearly as may be to the number of shares of such class held by them respectively, or make any other provisions as to the issue and allotment of such shares, but in default of any such determination or so far as the same shall not extend, such shares may be dealt with as if they formed part of the capital of the Company existing prior to the issue of the same.

New shares to form part of original capital.

10. Except so far as otherwise provided by the conditions of issue or by these Articles, any capital raised by the creation of new shares shall be treated as if it formed part of the original capital of the Company and such shares shall be subject to the provisions contained in these Articles with reference to the payment of calls and instalments, transfer and transmission, forfeiture, lien, cancellation, surrender, voting and otherwise.

Shares at the disposal of the Board.

11. Subject to the provisions of the Companies Ordinance (and in particular Section 57B thereof) and of these Articles relating to new shares, all unissued shares in the Company shall be at the disposal of the Board, which may offer, allot (with or without conferring a right of renunciation), grant options over or otherwise dispose of them to such persons, at such times, for such consideration and generally on such terms as the Board shall in its absolute discretion think fit, but so that no shares shall be issued at a discount, except in accordance with the provisions of the Companies Ordinance.

12. The Company may at any time pay a commission to any person for subscribing or agreeing to subscribe (whether absolutely or conditionally) for any shares in the Company or procuring or agreeing to procure subscriptions (whether absolute or conditional) for any shares in the Company, but so that the conditions and requirements of the Companies Ordinance shall be observed and complied with, and in each case the commission shall not exceed ten per cent. of the price at which the shares are issued. Company may pay commission.

13. If any shares of the Company are issued for the purpose of raising money to defray the expenses of the construction of any works or buildings or the provision of any plant which cannot be made profitable for a lengthened period, the Company may pay interest on so much of that share capital as is for the time being paid up for the period and subject to the conditions and restrictions mentioned in the Companies Ordinance, and may charge the sum so paid by way of interest to capital as part of the cost of construction of the works or buildings or the provision of plant. Power to charge interest to capital.

14. Except as otherwise expressly provided by these Articles or as required by law or as ordered by a court of competent jurisdiction, no person shall be recognised by the Company as holding any share upon any trust and, except as aforesaid, the Company shall not be bound by or be compelled in any way to recognise (even when having notice thereof) any equitable, contingent, future or partial interest in any share or any interest in any fractional part of a share or any other right or claim to or in respect of any share except an absolute right to the entirety thereof of the registered holder. Company not to recognise trusts in respect of shares.

Register of Members and Share Certificates

15. *(A)* The Board shall cause to be kept a register of the members and there shall be entered therein the particulars required under the Companies Ordinance. Register of Members.

(B) Subject to the provisions of the Companies Ordinance, if the Board considers it necessary or appropriate, the Company may establish and maintain a branch register of members at such location outside Hong Kong as the Board thinks fit.

16. Every person whose name is entered as a member in the register shall be entitled to receive within such period of time as may be prescribed by the Companies Ordinance or the Listing Rules after allotment or lodgment of a transfer (or within such other period as the conditions of issue shall provide) one certificate for all his shares or, if he shall so request, in a case where the allotment or transfer is of a number of shares in excess of the number for the time being forming a stock exchange board lot, upon payment, in the case of a transfer, of HK$2 (or such higher amount as may from time to time be permitted under the rules prescribed by The Stock Exchange of Hong Kong Limited) for every certificate after the first or such lesser sum as the Board shall from time to time determine, such number of certificates for shares in stock exchange board lots or multiples thereof as he shall request and one for the balance (if any) of the shares in question, provided that in respect of a share or shares held jointly by several persons the Company shall not be bound to issue a certificate or certificates to each such person, and the issue and delivery of a certificate or certificates to one of several joint holders shall be sufficient delivery to all such holders. Share certificates. (Amended by Special Resolution 23/11/2004)

17. Every certificate for shares or warrants or debentures or representing any other form of securities of the Company shall be issued under the seal of the Company, which for this purpose may be any official seal as permitted by Section 73A of the Ordinance. Share certificates to be sealed.

18. Every share certificate hereafter issued shall specify the number and class of shares in respect of which it is issued and the amount paid thereon and may otherwise be in such form as the Board may from time to time prescribe. If at any time the share capital of the Company is divided into different classes of shares, every share certificate shall comply with Section 57A of the Ordinance. A share certificate shall relate to only one class of shares. Every certificate to specify number and class of shares.

19. *(A)* The Company shall not be bound to register more than four persons as joint holders of any share. Joint holders.

(B) If any share shall stand in the names of two or more persons, the person first named in the register shall be deemed the sole holder thereof as regards service of notices and, subject to the provisions of these Articles, all or any other matters connected with the Company, except the transfer of the share.

Replacement of share certificates.

20. If a share certificate is defaced, lost or destroyed, it may be replaced on payment of such fee, if any, not exceeding HK$2 (or such higher amount as may from time to time be permitted under the rules prescribed by The Stock Exchange of Hong Kong Limited) and on such terms and conditions, if any, as to publication of notices, evidence and indemnity as the Board thinks fit and in the case of wearing out or defacement, after delivery up of the old certificate. In the case of destruction or loss, the person to whom such replacement certificate is given shall also bear and pay to the Company any exceptional costs and the reasonable out-of-pocket expenses incidental to the investigation by the Company of the evidence of such destruction or loss and of such indemnity.

Lien

Company's lien.

21. The Company shall have a first and paramount lien on every share (not being a fully paid up share) for all moneys, whether presently payable or not, called or payable at a fixed time in respect of such share; and the Company shall also have a first and paramount lien and charge on all shares (other than fully paid up shares) standing registered in the name of a member, whether singly or jointly with any other person or persons, for all the debts and liabilities of such member or his estate to the Company and whether the same shall have been incurred before or after notice to the Company of any equitable or other interest of any person other than such member, and whether the period for the payment or discharge of the same shall have actually arrived or not, and notwithstanding that the same are joint debts or liabilities of such member or his estate and any other person, whether a member of the Company or not. The Company's lien (if any) on a share shall extend to all dividends and bonuses declared in respect thereof. The Board may at any time either generally or in any particular case waive any lien that has arisen, or declare any share to be exempt wholly or partially from the provisions of this Article.

Lien extends to dividends and bonuses.

Sale of shares subject to lien.

22. The Company may sell, in such manner as the Board thinks fit, any shares on which the Company has a lien, but no sale shall be made unless some sum in respect of which the lien exists is presently payable or the liability or engagement in respect of which such lien exists is liable to be presently fulfilled or discharged, nor until the expiration of fourteen days after a notice in writing, stating and demanding payment of the sum presently payable or specifying the liability or engagement and demanding fulfilment or discharge thereof and giving notice of intention to sell in default, shall have been given to the registered holder for the time being of the shares or the person entitled by reason of such holder's death, bankruptcy or winding-up to the shares.

Application of proceeds of such sale.

23. The net proceeds of such sale after the payment of the costs of such sale shall be applied in or towards payment or satisfaction of the debt or liability or engagement in respect whereof the lien exists, so far as the same is presently payable, and any residue shall (subject to a like lien for debts or liabilities not presently payable as existed upon the shares prior to the sale) be paid to the person entitled to the shares at the time of the sale. For giving effect to any such sale, the Board may authorise some person to transfer the shares sold to the purchaser thereof and may enter the purchaser's name in the register as holder of the shares, and the purchaser shall not be bound to see to the application of the purchase money, nor shall his title to the shares be affected by any irregularity or invalidity in the proceedings in reference to the sale.

Calls on Shares

Calls.

24. The Board may from time to time make such calls as it may think fit upon the members in respect of any monies unpaid on the shares held by them respectively (whether on account of the nominal value of shares or by way of premiums) and not by the conditions of allotment thereof made payable at fixed times. A call may be made payable either in one sum or by instalments.

Instalments.

25. Fourteen days' notice at least of any call shall be given specifying the time and place of payment and to whom such call shall be paid. Notice of call.

26. A copy of the notice referred to in Article 25 shall be sent to members in the manner in which notices may be sent to members by the Company as herein provided. Copy of notice to be sent to members.

27. In addition to the giving of notice in accordance with Article 26, notice of the person appointed to receive payment of every call and of the times and places appointed for payment may be given to the members by notice to be inserted once in The Hong Kong Government Gazette and published once at least in English in an English language newspaper and in Chinese in a Chinese language newspaper. Notice of call may be advertised.

28. Every member upon whom a call is made shall pay the amount of every call so made on him to the person and at the time or times and place or places as the Board shall appoint. Every member liable to pay call at appointed time and place.

29. A call shall be deemed to have been made at the time when the resolution of the Board authorising such call was passed. When call deemed to have been made.

30. The joint holders of a share shall be severally as well as jointly liable for the payment of all calls and instalments due in respect of such share or other moneys due in respect thereof. Liability of joint holders.

31. The Board may from time to time at its discretion extend the time fixed for any call, and may extend such time as regards all or any of the members, whom from residence outside Hong Kong or other cause the Board may deem entitled to any such extension but no member shall be entitled to any such extension except as a matter of grace and favour. Board may extend time fixed for call.

32. If the sum payable in respect of any call or instalment be not paid on or before the day appointed for payment thereof, the person or persons from whom the sum is due shall pay interest for the same at such rate not exceeding twenty per cent. per annum as the Board shall fix from the day appointed for the payment thereof to the time of the actual payment, but the Board may waive payment of such interest wholly or in part. Interest on unpaid calls.

33. No member shall be entitled to receive any dividend or bonus or to be present and vote (save as proxy for another member) at any general meeting, either personally, or (save as proxy for another member) by proxy, or be reckoned in a quorum, or to exercise any other privilege as a member until all calls or instalments due from him to the Company, whether alone or jointly with any other person, together with interest and expenses (if any) shall have been paid. Suspension of privileges while call unpaid.

34. On the trial or hearing of any action or other proceedings for the recovery of any money due for any call, it shall be sufficient to prove that the name of the member sued is entered in the register as the holder, or one of the holders, of the shares in respect of which such debt accrued; that the resolution of the Board making the call is duly recorded in the minute book of Board Meetings; and that notice of such call was duly given to the member sued, in pursuance of these Articles; and it shall not be necessary to prove the appointment of the Board who made such call, nor any other matters whatsoever, but the proof of the matters aforesaid shall be conclusive evidence of the debt. Evidence in action for call.

35. Any sum which by the terms of allotment of a share is made payable upon allotment or at any fixed date, whether on account of the nominal value of the share and/or by way of premium, shall for all purposes of these Articles be deemed to be a call duly made, notified, and payable on the date fixed for payment, and in case of non-payment all the relevant provisions of these Articles as to payment of interest and expenses, forfeiture and the like, shall apply as if such sums had become payable by virtue of a call duly made and notified. The Board may on the issue of shares differentiate between the allottees or holders as to the amount of calls to be paid and the time of payment. Sums payable on allotment deemed a call.

Payment of calls in advance.

36. The Board may, if it thinks fit, receive from any member willing to advance the same, and either in money or money's worth, all or any part of the money uncalled and unpaid or instalments payable upon any shares held by him, and upon all or any of the moneys so advanced the Company may pay interest at such rate (if any) not exceeding twenty per cent. per annum as the Board may decide provided that not until a call is made any payment in advance of a call shall not entitle the member to receive any dividend or to exercise any other rights or privileges as a member in respect of the shares or the due portion of the shares upon which payment has been advanced by such member before it is called up. The Board may at any time repay the amount so advanced upon giving to such member not less than one month's notice in writing of its intention in that behalf, unless before the expiration of such notice the amount so advanced shall have been called up on the shares in respect of which it was advanced.

Transfer of Shares

Form of transfer. (Amended by Special Resolution 23/11/2004)

37. All transfers of shares may be effected by transfer in writing in the usual common form or in such other form as the Board may accept. All instruments of transfer must be left at the registered office of the Company or at such other place as the Board may appoint.

Execution of transfer. (Amended by Special resolutions 3/11/1993 & 23/11/2004)

38. The instrument of transfer of any share shall be executed by or on behalf of the transferor and, subject to Article 184, by or on behalf of the transferee, with a manual signature or machine imprinted signature, and the transferor shall be deemed to remain the holder of the share until the name of the transferee is entered in the register in respect thereof. Nothing in these Articles shall preclude the Board from recognising a renunciation of the allotment or provisional allotment of any share by the allottee in favour of some other person.

Board may refuse to register a transfer.

39. The Board may, in its absolute discretion, and without assigning any reason, refuse to register a transfer of any share (not being a fully paid up share) to a person of whom it does not approve, or any share issued under any share incentive scheme for employees upon which a restriction on transfer imposed thereby still subsists, and it may also refuse to register any transfer of any share to more than four joint holders or any transfer of any share (not being a fully paid up share) on which the Company has a lien.

Requirements as to transfer.

40. The Board may also decline to recognise any instrument of transfer unless:–

(i) a fee of HK$2 (or such higher amount as may from time to time be permitted and the rules prescribed by The Stock Exchange of Hong Kong Limited) or such lesser sum as the Board may from time to time require is paid to the Company in respect thereof;

(ii) the instrument of transfer is accompanied by the certificate of the shares to which it relates, and such other evidence as the Board may reasonably require to show the right of the transferor to make the transfer;

(iii) the instrument of transfer is in respect of only one class of share;

(iv) the shares concerned are free of any lien in favour of the Company; and

(v) the instrument of transfer is properly stamped.

No transfer to an infant etc.

41. No transfer of share shall be made to an infant or to a person of unsound mind or under other legal disability.

Notice of refusal.

42. If the Board shall refuse to register a transfer of any share, it shall, within two months after the date on which the transfer was lodged with the Company, send to each of the transferor and the transferee notice of such refusal.

Certificate to be given up on transfer.

43. Upon every transfer of shares the certificate held by the transferor shall be given up to be cancelled, and shall forthwith be cancelled accordingly, and a new certificate shall be issued without charge to the transferee in respect of the shares transferred to him, and if any of

the shares included in the certificate so given up shall be retained by the transferor a new certificate in respect thereof shall be issued to him upon payment of HK$2 (or such higher amount as may from time to time be permitted under the rules prescribed by The Stock Exchange of Hong Kong Limited). The Company shall also retain the transfer.

44. The registration of transfers may be suspended and the register of members closed at such times and for such periods as the Board may from time to time determine and either generally or in respect of any class of shares, provided always that such registration shall not be suspended or the register of members closed for more than thirty days in any year or, with the approval of the Company in general meeting, sixty days in any year.

When transfer books and register may be closed.

Transmission of Shares

45. In the case of the death of a member, the survivor or survivors where the deceased was a joint holder, and the legal personal representatives of the deceased where he was a sole or only surviving holder, shall be the only persons recognised by the Company as having any title to his interest in the shares; but nothing herein contained shall release the estate of a deceased holder (whether sole or joint) from any liability in respect of any share solely or jointly held by him.

Death of registered holder or of joint holder of shares.

46. Any person becoming entitled to a share in consequence of the death or bankruptcy or winding-up of a member may, upon such evidence as to his title being produced as may from time to time be required by the Board, and subject as hereinafter provided, elect either to be registered himself as holder of the share or to have some person nominated by him registered as the transferee thereof.

Registration of personal representatives and trustees in bankruptcy.

47. If the person so becoming entitled shall elect to be registered himself, he shall deliver or send to the Company a notice in writing signed by him stating that he so elects. If he shall elect to have his nominee registered, he shall testify his election by executing a transfer of such share to his nominee. All the limitations, restrictions and provisions of these presents relating to the right to transfer and the registration of transfers of shares shall be applicable to any such notice or transfer as aforesaid as if the death, bankruptcy or winding-up of the member had not occurred and the notice or transfer were a transfer executed by such member.

Notice of election to be registered.

Registration of nominee.

48. A person becoming entitled to a share by reason of the death, bankruptcy or winding-up of the holder shall be entitled to the same dividends and other advantages to which he would be entitled if he were the registered holder of the share. However, the Board may, if it thinks fit, withhold the payment of any dividend payable or other advantages in respect of such share until such person shall become the registered holder of the share or shall have effectually transferred such share, but, subject to the requirements of Article 81 being met, such a person may vote at meetings.

Retention of dividends, etc., until transfer or transmission of shares of a deceased or bankrupt member.

Forfeiture of Shares

49. If a member fails to pay any call or instalment of a call on the day appointed for payment thereof, the Board may, at any time thereafter during such time as any part of the call or instalment remains unpaid, without prejudice to the provisions of Article 33, serve a notice on him requiring payment of so much of the call or instalment as is unpaid, together with any interest which may have accrued and which may still accrue up to the date of actual payment.

If call or instalment not paid notice may be given.

50. The notice shall name a further day (not earlier than the expiration of fourteen days from the date of the notice) on or before which the payment required by the notice is to be made, and it shall also name the place where payment is to be made, such place being either the registered office of the Company, or some other place at which calls of the Company are usually made payable. The notice shall also state that, in the event of non-payment at or before the time appointed, the shares in respect of which the call was made will be liable to be forfeited.

Form of notice.

If notice not complied with shares may be forfeited.

51. If the requirements of any such notice as aforesaid are not complied with, any share in respect of which the notice has been given may at any time thereafter, before the payment required by the notice has been made, be forfeited by a resolution of the Board to that effect. Such forfeiture shall include all dividends and bonuses declared in respect of the forfeited share and not actually paid before the forfeiture. The Directors may accept the surrender of any shares liable to be forfeited hereunder and in such cases references in these Articles to forfeiture shall include surrender.

Forfeited shares to become property of Company.

52. Any share so forfeited shall be deemed to be the property of the Company, and may be sold or otherwise disposed of on such terms and in such manner as the Board thinks fit and at any time before a sale or disposition, the forfeiture may be cancelled on such terms as the Board thinks fit.

Arrears to be paid notwithstanding forfeiture.

53. A person whose shares have been forfeited shall cease to be a member in respect of the forfeited shares, but shall, notwithstanding, remain liable to pay to the Company all moneys which, at the date of forfeiture, were payable by him to the Company in respect of the shares, together with (if the Board shall in its discretion so require) interest thereon from the date of forfeiture until payment at such rate not exceeding twenty per cent. per annum as the Board may prescribe, and the Board may enforce the payment thereof if it thinks fit, and without any deduction or allowance for the value of the shares, at the date of forfeiture, but his liability shall cease if and when the Company shall have received payment in full of all such moneys in respect of the shares. For the purposes of this Article any sum which, by the terms of issue of a share, is payable thereon at a fixed time which is subsequent to the date of forfeiture, whether on account of the nominal value of the share or by way of premium, shall notwithstanding that that time has not yet arrived be deemed to be payable at the date of forfeiture, and the same shall become due and payable immediately upon the forfeiture, but interest thereon shall only be payable in respect of any period between the said fixed time and the date of actual payment.

Evidence of forfeiture and transfer of forfeited share.

54. A statutory declaration in writing that the declarant is a Director or the Secretary of the Company, and that a share in the Company has been duly forfeited or surrendered on a date stated in the declaration, shall be conclusive evidence of the facts therein stated as against all persons claiming to be entitled to the share. The Company may receive the consideration, if any, given for the share on any sale or disposition thereof and may execute a transfer of the share in favour of the person to whom the share is sold or disposed of and he shall thereupon be registered as the holder of the share, and shall not be bound to see to the application of the purchase money, if any, nor shall his title to the share be affected by any irregularity or invalidity in the proceedings in reference to the forfeiture, sale or disposal of the share.

Notice after forfeiture.

55. When any share shall have been forfeited, notice of the resolution shall be given to the member in whose name it stood immediately prior to the forfeiture, and an entry of the forfeiture, with the date thereof, shall forthwith be made in the register, but no forfeiture shall be in any manner invalidated by any omission or neglect to give such notice or make any such entry.

Power to redeem forfeited shares.

56. Notwithstanding any such forfeiture as aforesaid the Board may at any time, before any shares so forfeited shall have been sold, re-allotted or otherwise disposed of, cancel the forfeiture on such terms as the Board thinks fit or permit the shares so forfeited to be bought back or redeemed upon the terms of payment of all calls and interest due upon and expenses incurred in respect of the shares, and upon such further terms (if any) as it thinks fit.

Forfeiture not to prejudice Company's right to call or instalment.

57. The forfeiture of a share shall not prejudice the right of the Company to any call already made or instalment payable thereon.

Forfeiture for non-payment of any sum due on shares.

58. The provisions of these Articles as to forfeiture shall apply in the case of non-payment of any sum which, by the terms of issue of a share, becomes payable at a fixed time, whether on account of the nominal value of the share or by way of premium, as if the same had been payable by virtue of a call duly made and notified.

Stock

59. The Company may by ordinary resolution convert any fully paid up shares into stock, and may from time to time by like resolution reconvert any stock into fully paid up shares of any denomination. After the passing of any resolution converting all the fully paid up shares of any class into stock any shares of that class which subsequently become fully paid up and rank *pari passu* in all other respects with such shares shall, by virtue of this Article and such resolution, be converted into stock transferable in the same units as the shares already converted. Power to convert into stock.

60. The holders of stock may transfer the same or any part thereof in the same manner, and subject to the same regulations as and subject to which the shares from which the stock arose might prior to conversion have been transferred or as near thereto as circumstances admit, but the Board may from time to time, if it thinks fit, fix the minimum amount of stock transferable and restrict or forbid the transfer of fractions of that minimum, but so that such minimum shall not exceed the nominal amount of the shares from which the stock arose. No warrants to bearer shall be issued in respect of any stock. Transfer of stock.

61. The holders of stock shall, according to the amount of the stock held by them, have the same rights, privileges and advantages as regards dividends, participation in assets on a winding up, voting at meetings and other matters, as if they held the shares from which the stock arose, but no such rights, privileges or advantages (except participation in the dividends and profits and in the assets on winding up of the Company) shall be conferred by an amount of stock which would not, if existing in shares, have conferred such rights, privileges or advantages. Rights of stockholders.

62. Such of the provisions of these presents as are applicable to paid up shares shall apply to stock, and the words "share" and "shareholder" therein shall include "stock" and "stockholder". Interpretation.

Alteration of Capital

63. *(A)* The Company may from time to time by ordinary resolution:–

(i) consolidate or divide all or any of its share capital into shares of larger or smaller amount than its existing shares; on any consolidation of fully paid shares into shares of larger amount, the Board may settle any difficulty which may arise as it thinks expedient and in particular (but without prejudice to the generality of the foregoing) may as between the holders of shares to be consolidated determine which particular shares are to be consolidated into each consolidated share, and if it shall happen that any person shall become entitled to fractions of a consolidated share or shares, such fractions may be sold by some person appointed by the Board for that purpose and the person so appointed may transfer the shares so sold to the purchaser thereof and the validity of such transfer shall not be questioned, and so that the net proceeds of such sale (after deduction of the expenses of such sale) may either be distributed among the persons who would otherwise be entitled to a fraction or fractions of a consolidated share or shares rateably in accordance with their rights and interests or may be paid to the Company for the Company's benefit; Consolidation and division of capital and sub-division and cancellation of shares.

(ii) cancel any shares which at the date of the passing of the resolution have not been taken or agreed to be taken by any person, and diminish the amount of its share capital by the amount of the shares so cancelled; and

(iii) sub-divide its shares or any of them into shares of smaller amount than is fixed by the Memorandum of Association, subject nevertheless to the provisions of the Companies Ordinance, and so that the resolution whereby any share is sub-divided may determine that, as between the holders of the shares resulting from such sub-division, one or more of the shares may have

any such preferred or other special rights over, or may have such deferred rights or be subject to any such restrictions as compared with the others as the Company has power to attach to unissued or new shares.

Reduction of capital.

(B) The Company may by special resolution reduce its share capital, any capital redemption reserve fund or any share premium account in any manner authorised and subject to any conditions prescribed by law.

General Meetings

When annual general meeting to be held.

64. The Company shall in each year hold a general meeting as its annual general meeting in addition to any other meeting in that year and shall specify the meeting as such in the notice calling it; and not more than fifteen months or such longer period as the Registrar of Companies may in any particular case authorise in writing shall elapse between the date of one annual general meeting of the Company and that of the next. The annual general meeting shall be held at such time and place as the Board shall appoint.

Extraordinary general meeting.

65. All general meetings other than annual general meetings shall be called extraordinary general meetings.

Convening of extraordinary general meeting.

66. The Board may, whenever it thinks fit, convene an extraordinary general meeting, and extraordinary general meetings shall also be convened on requisition, as provided by the Companies Ordinance, or, in default, may be convened by the requisitionists.

Notice of meetings.

67. An annual general meeting and a meeting called for the passing of a special resolution shall be called by twenty-one days' notice in writing at the least, and a meeting of the Company other than an annual general meeting or a meeting for the passing of a special resolution shall be called by at least fourteen days' notice in writing. The notice shall be exclusive of the day on which it is served or deemed to be served and of the day for which it is given, and shall specify the place, the day and the hour of meeting and, in case of special business, the general nature of that business, and shall be given, in manner hereinafter mentioned or in such other manner, if any, as may be prescribed by the Company in general meeting, to such persons as are, under these Articles, entitled to receive such notices from the Company, provided that subject to the provisions of the Companies Ordinance, a meeting of the Company shall notwithstanding that it is called by shorter notice than that specified in this Article be deemed to have been duly called if it is so agreed:–

(i) in the case of a meeting called as the annual general meeting, by all the members entitled to attend and vote thereat; and

(ii) in the case of any other meeting, by a majority in number of the members having a right to attend and vote at the meeting, being a majority together holding not less than ninety-five per cent. in nominal value of the shares giving that right.

Omission to give notice.

68. *(A)* The accidental omission to give any notice to, or the non-receipt of any notice by, any person entitled to receive notice shall not invalidate any resolution passed or any proceeding at any such meeting.

(B) In cases where instruments of proxy are sent out with notices, the accidental omission to send such instrument of proxy to, or the non-receipt of such instrument of proxy by, any person entitled to receive notice shall not invalidate any resolution passed or any proceeding at any such meeting.

Proceedings at General Meetings

Special business.

Business of annual general meeting.

69. All business shall be deemed special that is transacted at an extraordinary general meeting, and also all business that is transacted at an annual general meeting with the exception of sanctioning dividends, considering and adopting of the accounts and balance sheet and the

reports of the Directors and Auditors and other documents required to be annexed to the balance sheet, the election of Directors and appointment of Auditors in the place of those retiring, the fixing of the remuneration of the Auditors, and the voting of remuneration or special remuneration to the Directors.

70. For all purposes the quorum for a general meeting shall be two members entitled to attend and vote at the meeting present in person or by proxy. No business shall be transacted at any general meeting unless the requisite quorum shall be present at the commencement of the business.

Quorum. (Amended by Special Resolution 3/11/1993)

71. If within fifteen minutes from the time appointed for the meeting a quorum is not present, the meeting, if convened upon the requisition of members, shall be dissolved, but in any other case it shall stand adjourned to the same day in the next week and at such time and place as shall be decided by the Board, and if at such adjourned meeting a quorum is not present within fifteen minutes from the time appointed for holding the meeting, the member or members entitled to attend and vote at the meeting present in person shall be a quorum and may transact the business for which the meeting was called.

When if quorum not present meeting to be dissolved and when to be adjourned. (Amended by Special Resolution 3/11/1993)

72. The Chairman (if any) of the Board or, if he is absent or declines to take the chair at such meeting, the Deputy Chairman (if any) shall take the chair at every general meeting, or, if there be no such Chairman or Deputy Chairman, or, if at any general meeting neither of such Chairman or Deputy Chairman is present within fifteen minutes after the time appointed for holding such meeting, or both such persons decline to take the chair at such meeting, the members present entitled to attend and vote at the meeting shall choose another Director as Chairman, and if no Director be present or if all the Directors present decline to take the chair or if the Chairman chosen shall retire from the chair, then the members present shall choose one of their number to be Chairman.

Chairman of general meeting. (Amended by Special Resolution 3/11/1993)

73. The Chairman may, with the consent of any general meeting at which a quorum is present, and shall, if so directed by the meeting, adjourn any meeting from time to time and from place to place as the meeting shall determine. Whenever a meeting is adjourned for fourteen days or more, at least seven clear days' notice, specifying the place, the day and the hour of the adjourned meeting shall be given in the same manner as in the case of an original meeting but it shall not be necessary to specify in such notice the nature of the business to be transacted at the adjourned meeting. Save as aforesaid, no member shall be entitled to any notice of an adjournment or of the business to be transacted at any adjourned meeting. No business shall be transacted at any adjourned meeting other than the business which might have been transacted at the meeting from which the adjournment took place.

Power to adjourn general meeting, business of adjourned meeting.

74. At any general meeting a resolution put to the vote of the meeting shall be decided on a show of hands unless a poll is (before or on the declaration of the result of the show of hands or on the withdrawal of any other demand for a poll) demanded:–

What is to be evidence of the passing of a resolution where poll not demanded.

(i) by the Chairman of the meeting; or

(ii) by at least three members present in person or by proxy for the time being entitled to vote at the meeting; or

(iii) by any member or members present in person or by proxy and representing not less than one-tenth of the total voting rights of all the members having the right to vote at the meeting; or

(iv) by a member or members present in person or by proxy and holding shares in the Company conferring a right to vote at the meeting being shares on which an aggregate sum has been paid up equal to not less than one-tenth of the total sum paid up on all the shares conferring that right.

Unless a poll be so demanded and not withdrawn, a declaration by the Chairman that a

resolution has on a show of hands been carried or carried unanimously, or by a particular majority, or lost, and an entry to that effect in the book containing the minutes of the proceedings of the Company shall be conclusive evidence of the fact without proof of the number or proportion of the votes recorded in favour or against such resolution.

Poll.

75. If a poll is demanded as aforesaid, it shall (subject as provided in Article 76) be taken in such manner (including the use of ballot or voting papers or tickets) and at such time and place, not being more than thirty days from the date of the meeting or adjourned meeting at which the poll was demanded, as the Chairman directs. No notice need be given of a poll not taken immediately. The result of the poll shall be deemed to be the resolution of the meeting at which the poll was demanded. The demand for a poll may be withdrawn, with the consent of the Chairman, at any time before the close of the meeting or the taking of the poll, whichever is the earlier.

In what case poll taken without adjournment.

76. Any poll duly demanded on the election of a Chairman of a meeting or on any question of adjournment shall be taken at the meeting and without adjournment.

Chairman to have casting vote.

77. In the case of an equality of votes, whether on a show of hands or on a poll, the Chairman of the meeting at which the show of hands takes place or at which the poll is demanded, shall be entitled to a second or casting vote. In case of any dispute as to the admission or rejection of any vote the Chairman shall determine the same, and such determination shall be final and conclusive.

Business may proceed notwithstanding demand for poll.

78. The demand for a poll shall not prevent the continuance of a meeting for the transaction of any business other than the question on which a poll has been demanded.

Written resolution.

79. A resolution in writing signed by all the members for the time being entitled to receive notice of and to attend and vote at general meetings shall be as valid and effective as if the same had been passed at a general meeting of the Company duly convened and held. A written notice of confirmation of such resolution in writing signed by or on behalf of a member shall be deemed to be his signature to such resolution in writing for the purposes of this Article. Such resolution in writing may consist of several documents each signed by or on behalf of one or more members.

Votes of Members

Votes of members. (Amended by Special Resolution 23/11/2004)

80. Subject to any special rights, privileges or restrictions as to voting for the time being attached to any class or classes of shares, at any general meeting on a show of hands every member who is present in person or by its duly authorised corporate representative(s) or by proxy shall have one vote, and on a poll every member present in person or by its duly authorised corporate representative(s) or by proxy shall have one vote for every share of which he is the holder which is fully paid up or credited as fully paid up (but so that no amount paid up or credited as paid up on a share in advance of calls or instalments shall be treated for the purposes of this Article as paid up on the share). On a poll a member entitled to more than one vote need not use all his votes or cast all the votes he uses in the same way.

Votes in respect of deceased and bankrupt members.

81. Any person entitled under Article 46 to be registered as the holder of any shares may vote at any general meeting in respect thereof in the same manner as if he were the registered holder of such shares, provided that at least 48 hours before the time of the holding of the meeting or adjourned meeting (as the case may be) at which he proposes to vote, he shall satisfy the Board of his right to be registered as the holder of such shares or the Board shall have previously admitted his right to vote at such meeting in respect thereof.

Joint holders.

82. Where there are joint registered holders of any share, any one of such persons may vote at any meeting, either personally or by proxy, in respect of such share as if he were solely entitled thereto: but if more than one of such joint holders be present at any meeting personally or by proxy, that one of the said persons so present whose name stands first on the register in

respect of such share shall alone be entitled to vote in respect thereof. Several executors or administrators of a deceased member in whose name any share stands shall for the purposes of this Article be deemed joint holders thereof.

83. A member of unsound mind or in respect of whom an order has been made by any court having jurisdiction in lunacy may vote, whether on a show of hands or on a poll, by his committee, receiver, *curator bonis* or other person in the nature of a committee, receiver or *curator bonis* appointed by that court, and any such committee, receiver, *curator bonis* or other person may on a poll vote by proxy. Evidence to the satisfaction of the Board of the authority of the person claiming to exercise the right to vote shall be delivered to the registered office of the Company, or to such other place as is specified in accordance with these Articles for the deposit of instruments of proxy, not later than the last time at which a valid instrument of proxy could be so delivered. Votes of member of unsound mind.

84. *(A)* Save as expressly provided in these Articles, no person other than a member duly registered and who shall have paid everything for the time being due from him payable to the Company in respect of his shares shall be entitled to be present or to vote (save as proxy for another member) either personally or by proxy, or to be reckoned in a quorum, at any general meeting. Qualification for voting.

(B) No objection shall be raised to the qualification of any voter except at the meeting or adjourned meeting at which the vote objected to is given or tendered, and every vote not disallowed at such meeting shall be valid for all purposes. Any such objection made in due time shall be referred to the Chairman, whose decision shall be final and conclusive. Objections to votes.

(C) If any member is, under the Listing Rules, required to abstain from voting on any particular resolution or restricted to voting only for or only against any particular resolution, any vote cast by or on behalf of such member in contravention of such requirement or restriction shall not be counted. Voting restrictions. (Added by Special Resolution 23/11/2004)

85. Any member of the Company entitled to attend and vote at a meeting of the Company or a meeting of the holders of any class of shares in the Company shall be entitled to appoint another person as his proxy to attend and vote instead of him. Votes may be given either personally or by duly authorised corporate representative(s) or by proxy. A member who is the holder of two or more shares may appoint more than one proxy to attend on the same occasion. A proxy need not be a member. In addition, a proxy or proxies representing either an individual member or a member which is a corporation, shall be entitled to exercise the same powers on behalf of the member which he or they represent as such member could exercise, including the right to vote individually on a show of hands. Proxies. (Amended by Special Resolution 23/11/2004)

86. The instrument appointing a proxy shall be in writing under the hand of the appointor or of his attorney duly authorised in writing, or if the appointor is a corporation, either under seal or under the hand of an officer or attorney duly authorised. Instrument appointing proxy to be in writing.

87. The instrument appointing a proxy and the power of attorney or other authority, if any, under which it is signed or a notarially certified copy of that power or authority shall be deposited at the registered office of the Company or at such other place as is specified in the notice of meeting or in the instrument of proxy issued by the Company not less than forty-eight hours before the time for holding the meeting or adjourned meeting or poll (as the case may be) at which the person named in such instrument proposes to vote, and in default the instrument of proxy shall not be treated as valid. No instrument appointing a proxy shall be valid after expiration of twelve months from the date of its execution, except at an adjourned meeting or on a poll demanded at a meeting or an adjourned meeting in cases where the meeting was originally held within twelve months from such date. Delivery of an instrument appointing a proxy shall not preclude a member from attending and voting in person at the meeting or poll concerned and, in such event, the instrument appointing a proxy shall be deemed to be revoked. Appointment of proxy must be deposited.

88. Every instrument of proxy, whether for a specified meeting or otherwise, shall be in such form as the Board may from time to time approve. Form of proxy.

Authority under instrument appointing proxy.

89. The instrument appointing a proxy to vote at a general meeting shall: (i) be deemed to confer authority upon the proxy to demand or join in demanding a poll and to vote on any resolution (or amendment thereto) put to the meeting for which it is given as the proxy thinks fit provided that any form issued to a member for use by him for appointing a proxy to attend and vote at an extraordinary general meeting or at an annual general meeting at which any business is to be transacted shall be such as to enable the member, according to his intention, to instruct the proxy to vote in favour of or against (or, in default of instructions, to exercise his discretion in respect of) each resolution dealing with any business; and (ii) unless the contrary is stated therein, be valid as well for any adjournment of the meeting as for the meeting to which it relates.

When vote by proxy valid though authority revoked. (Amended by Special Resolution 23/11/2004)

90. A vote given in accordance with the terms of an instrument of proxy or power of attorney or by duly authorised corporate representative shall be valid notwithstanding the previous death or insanity of the principal or revocation of the proxy or power of attorney or other authority under which the proxy was executed or the transfer of the share in respect of which the proxy is given, provided that no intimation in writing of such death, insanity, revocation or transfer as aforesaid shall have been received by the Company at its registered office, or at such other place as is referred to in Article 87, at least two hours before the commencement of the meeting or adjourned meeting at which the proxy is used.

Corporation acting by representatives at meetings. (Amended by Special Resolution 23/11/2004)

91. *(A)* Any corporation which is a member of the Company may, by resolution of its directors or other governing body or by power of attorney, authorise such person as it thinks fit to act as its representative at any meeting of the Company or of any class of members of the Company, and the person so authorised shall be entitled to exercise the same powers on behalf of the corporation which he represents as that corporation could exercise if it were an individual member of the Company. References in these Articles to a member present in person at a meeting shall, unless the context otherwise requires, include a corporation which is a member represented at the meeting by such duly authorised representative or by one or more proxies. Nothing in these Articles shall prevent a corporation which is a member of the Company from appointing one or more proxies to represent it pursuant to Article 85.

Recognised clearing house acting by representative at meetings. (Added by Special Resolution 23/11/2004)

(B) If the member and/or warrantholder is a recognised clearing house within the meaning of the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong), it may authorise such person or persons as it thinks fit to act as its representative (or representatives) or proxy at any general meeting or any meeting of any class of members and/or warrantholders' meeting provided that, if more than one person is so authorised or appointed, the authorisation or instrument of proxy shall specify the number and class of shares and/or warrants in respect of which each such person is so authorised or appointed. The person so authorised or appointed shall be entitled to exercise the same power on behalf of the recognised clearing house as that clearing house (or its nominees) could exercise as if it were an individual member and/or warrantholder of the Company.

Registered Office

Registered office.

92. The registered office of the Company shall be at such place in Hong Kong as the Board shall from time to time appoint.

Board of Directors

Constitution of Board.

93. The number of Directors shall not be less than two. The Board shall cause to be kept a register of the Directors and Secretaries, and there shall be entered therein the particulars required by the Companies Ordinance.

Board may fill vacancies.

94. The Board shall have power from time to time and at any time to appoint any person as a Director either to fill a casual vacancy or as an addition to the Board. Any Director so appointed shall hold office only until the next following annual general meeting of the Company and shall then be eligible for re-election, but shall not be taken into account in determining the Directors who are to retire by rotation at such meeting.

95. *(A)* A Director may at any time, by notice in writing signed by him delivered to the registered office of the Company or at a meeting of the Board, appoint any person (including another Director) to act as alternate Director in his place during his absence and may in like manner at any time determine such appointment. If such person is not another Director, such appointment, unless previously approved by the Board, shall have effect only upon and subject to being so approved. Alternate Directors.

(B) The appointment of an alternate Director shall determine on the happening of any event which, were he a Director, would cause him to vacate such office or if his appointor ceases to be a Director.

(C) An alternate Director shall (except when absent from Hong Kong) be entitled to receive notices of meetings of the Board and shall be entitled to attend and vote as a Director at any such meeting at which the Director appointing him is not personally present and generally at such meeting to perform all the functions of his appointor as a Director and for the purposes of the proceedings at such meeting the provisions of these presents shall apply as if he (instead of his appointor) were a Director. If he shall be himself a Director or shall attend any such meeting as an alternate for more than one Director his voting rights shall be cumulative. If his appointor is for the time being absent from Hong Kong or otherwise not available or unable to act, his signature to any resolution in writing of the Directors shall be as effective as the signature of his appointor. To such extent as the Board may from time to time determine in relation to any committee of the Board, the foregoing provisions of this paragraph shall also apply *mutatis mutandis* to any meeting of any such committee of which his appointor is a member. An alternate Director shall not, save as aforesaid, have power to act as a Director nor shall he be deemed to be a Director for the purposes of these Articles. Section 153B(1) of the Companies Ordinance shall not apply to an alternate director appointed pursuant to these Articles. (Amended by Special Resolution 23/11/2004)

(D) An alternate Director shall be entitled to contract and be interested in and benefit from contracts or arrangements or transactions and to be repaid expenses and to be indemnified to the same extent *mutatis mutandis* as if he were a Director, but he shall not be entitled to receive from the Company in respect of his appointment as alternate Director any remuneration except only such part (if any) of the remuneration otherwise payable to his appointor as such appointor may by notice in writing to the Company from time to time direct.

96. A Director shall not be required to hold any qualification shares but shall nevertheless be entitled to attend and speak at all general meetings of the Company and of any class of members of the Company. No qualification shares for Directors.

97. The Directors shall be entitled to receive by way of remuneration for their services such sum as shall from time to time be determined by the Company in general meeting, such sum (unless otherwise directed by the resolution by which it is voted) to be divided amongst the Directors in such proportions and in such manner as the Board may agree, or failing agreement, equally, except that in such event any Director holding office for less than the whole of the relevant period in respect of which the remuneration is paid shall only rank in such division in proportion to the time during such period for which he has held office. The foregoing provisions shall not apply to a Director who holds any salaried employment or office in the Company except in the case of sums paid in respect of Directors' fees. Directors' remuneration.

98. The Directors shall also be entitled to be repaid all travelling, hotel and other expenses reasonably incurred by them respectively in or about the performance of their duties as Directors, including their expenses of travelling to and from board meetings, committee meetings or general meetings or otherwise incurred whilst engaged on the business of the Company or in the discharge of their duties as Directors. Directors' expenses.

99. The Board may grant special remuneration to any Director who, being called upon, Special remuneration.

shall perform any special or extra services to or at the request of the Company. Such special remuneration may be made payable to such Director in addition to or in substitution for his ordinary remuneration as a Director, and may be made payable by way of salary, commission or participation in profits or otherwise as may be arranged.

Remuneration of Managing Directors, etc.

100. Notwithstanding Articles 97, 98 and 99, the remuneration of a Managing Director, Joint Managing Director, Deputy Managing Director or other Executive Director or a Director appointed to any other office in the management of the Company shall from time to time be fixed by the Board and may be by way of salary, commission or participation in profits or otherwise or by all or any of those modes and with such other benefits (including pension and/or gratuity and/or other benefits on retirement) and allowances as the Board may from time to time decide. Such remuneration shall be in addition to his remuneration as a Director.

When office of Director to be vacated. (Amended by Special Resolution 23/11/2004)

101. *(A)* A Director shall vacate his office:–

(i) if he becomes bankrupt or has a receiving order made against him or suspends payment or compounds with his creditors generally;

(ii) if he becomes a lunatic or of unsound mind;

(iii) if he absents himself from the meetings of the Board during a continuous period of six months, without special leave of absence from the Board, and his alternate Director (if any) shall not during such period have attended in his stead, and the Board passes a resolution that he has by reason of such absence vacated his office;

(iv) if he becomes prohibited from being a Director by reason of any order made under any provision of the Companies Ordinance;

(v) if by notice in writing delivered to the Company at its registered office he resigns his office;

(vi) if he shall be removed from office by notice in writing served upon him signed by all his co-Directors; or

(vii) if he shall be removed from office by an ordinary resolution of the Company under Article 109.

(Amended by Special Resolution 25/11/1994)

(B) No Director shall be required to vacate office or be ineligible for re-election or re-appointment as a Director, and no person shall be ineligible for appointment as a Director by reason only of his having attained any particular age. However, no person shall be capable of being appointed as a Director unless at the time of his appointment he has attained the age of 18 years.

Director's interest.

102. *(A)* A Director may hold any other office or place of profit with the Company (except that of Auditor) in conjunction with his office of Director for such period and upon such terms as the Board may determine.

(B) A Director may act by himself or his firm in a professional capacity for the Company (otherwise than as Auditor) and he or his firm shall be entitled to remuneration for professional services as if he were not a Director.

(C) A Director of the Company may be or become a director or other officer of, or otherwise interested in, any company promoted by the Company or any other company in which the Company may be interested, and shall not be liable to account to the Company or the members for any remuneration, profit or other benefit received by him as a director or officer of or from his interest in such other company. The Board may also cause the voting power conferred by the shares in any other company held or owned by the Company to be

exercised in such manner in all respects as it thinks fit, including the exercise thereof in favour of any resolution appointing the Directors or any of them to be directors or officers of such other company, or voting or providing for the payment of remuneration to the directors or officers of such other company.

(D) A Director shall not vote or be counted in the quorum on any resolution of the Board concerning his own appointment as the holder of any office or place of profit with the Company or any other company in which the Company is interested (including the arrangement or variation of the terms thereof, or the termination thereof).

(E) Where arrangements are under consideration concerning the appointment (including the arrangement or variation of the terms thereof, or the termination thereof) of two or more Directors to offices or places of profit with the Company or any other company in which the Company is interested, a separate resolution may be put in relation to each Director and in such case each of the Directors concerned shall be entitled to vote (and be counted in the quorum) in respect of each resolution except that concerning his own appointment (or the arrangement or variation of the terms thereof, or the termination thereof) and except (in the case of an office or place of profit with any such other company as aforesaid) where the other company is a company in which the Director together with any of his associates own 5 per cent. or more (as defined in paragraph (I) of this Article).

(F) Subject to the Ordinance and to the next paragraph of this Article, no Director or proposed or intending Director shall be disqualified by his office from contracting with the Company, either with regard to his tenure of any office or place of profit or as vendor, purchaser or in any other manner whatever, nor shall any such contract or any other contract or arrangement in which any Director is in any way interested be liable to be avoided, nor shall any Director so contracting or being so interested be liable to account to the Company or the members for any remuneration, profit or other benefits realised by any such contract or arrangement by reason of such Director holding that office or of the fiduciary relationship thereby established.

(G) A Director who to his knowledge is in any way, whether directly or indirectly, interested in a contract or arrangement or proposed contract or arrangement with the Company shall declare the nature of his interest at the meeting of the Board at which the question of entering into the contract or arrangement is first taken into consideration, if he knows his interest then exists, or in any other case at the first meeting of the Board after he knows that he is or has become so interested. For this purpose, a general notice to the Board by a Director to the effect that:– (i) he is a member of a specified company or firm and is to be regarded as interested in any contract or arrangement which may after the date of the notice be made with that company or firm; or (ii) he is to be regarded as interested in any contract or arrangement which may after the date of the notice be made with a specified person who is connected with him, shall be deemed to be a sufficient declaration of interest in relation to any such contract or arrangement; provided that no such notice shall be effective unless either it is given at a meeting of the Board or the Director takes reasonable steps to secure that it is brought up and read at the next Board meeting after it is given.

(H) Save as otherwise provided by the Articles, a Director shall not vote (nor be counted in the quorum) on any resolution of the Board in respect of any contract or arrangement in which he or any of his associates is to his knowledge materially interested, but this prohibition shall not apply to any of the following matters namely:– (Amended by Special Resolution 23/11/2004)

(i) any contract or arrangement for the giving to such Director or any of his associates any security or indemnity in respect of money lent by him or any of them or obligations undertaken by him or any of them for the benefit of the Company or any of its subsidiaries;

(ii) any contract or arrangement for the giving by the Company of any security to a third party in respect of a debt or obligation of the Company or any of its subsidiaries which the Director or any of his associates has himself guaranteed or secured in whole or in part;

(iii) any contract or arrangement by a Director or any of his associates to subscribe for shares, debentures or other securities of the Company issued or to be issued pursuant to any offer or invitation to members or debenture holders of the Company or any class thereof or to the public or any section thereof and does not provide in respect of any Director or any of his associates as such any privilege or advantage not accorded to any other members or debenture holders of the Company or any class thereof or to the public or any section thereof;

(iv) any contract or arrangement concerning an offer of the shares or debentures or other securities of or by the Company for subscription or purchase where the Director or any of his associates is or is to be interested as a participant in the underwriting or sub-underwriting of the offer;

(v) any contract or arrangement in which the Director or any of his associates is interested in the same manner as other holders of shares or debentures or other securities of the Company by virtue only of his interest in shares or debentures or other securities of the Company;

(vi) any contract or arrangement concerning any other company (not being a company in which the Director together with any of his associates own 5 per cent. or more (as defined in paragraph (I) of this Article)) in which he or any of his associates is interested directly or indirectly whether as a shareholder or an officer;

(vii) any proposal or arrangement concerning the benefit of employees of the Company or its subsidiaries including the adoption, modification or operation of a pension fund or retirement, death or disability benefits scheme which relates both to Directors, his associates and employees of the Company or of any of its subsidiaries and does not provide in respect of any Director or any of his associates as such any privilege or advantage not accorded to the employees to which such scheme or fund relates;

(viii) any proposal concerning the adoption, modification or operation of any share scheme involving the issue or grant of options over shares or other securities by the Company to, or for the benefit of the employees of the Company or its subsidiaries under which the Director or any of his associates may benefit.

(Amended by Special Resolution 23/11/2004)

(I) A company shall be deemed to be a company in which a Director together with any of his associates own 5 per cent. or more if and so long as (but only if and so long as) he together with any of his associates are (either directly or indirectly) the holders of or beneficially interested in 5 per cent. or more of any class of the issued equity share capital of such company or of the voting rights available to members of such company. For the purpose of this paragraph there shall be disregarded any shares held by a Director or any of his associates as bare or custodian trustee and in which he has no beneficial interest, any shares comprised in a trust in which the Director's interest or any of his associates' interest is in reversion or remainder if and so long as some other person is entitled to receive the income thereof, and any shares comprised in an authorised unit trust scheme in which the Director or any of his associates is interested only as a unit holder.

(J) Where a company in which a Director together with any of his associates own 5 per cent. or more (as defined in paragraph (I) of this Article) is materially interested in a transaction, then that Director shall also be deemed materially interested in such transaction.

(K) If any question shall arise at any meeting of the Board as to the materiality of the interest of a Director (other than the Chairman of the meeting) or any of his associates or as to the entitlement of any Director (other than such Chairman) to vote or be counted in the quorum and such question is not resolved by his voluntarily agreeing to abstain from voting or not to be counted in the quorum, such question shall be referred to the Chairman of the meeting and his ruling in relation to such other Director or any of his associates shall be final and conclusive except in a case where the nature or extent of the interest of the Director or any of his associates concerned as known to such Director has not been fairly disclosed to the Board. If any question as aforesaid shall arise in respect of the Chairman of the meeting or any of his associates such question shall be decided by a resolution of the Board (for which purpose such Chairman shall not be counted in the quorum and shall not vote thereon) and such resolution shall be final and conclusive except in case where the nature or extent of the interest of such Chairman or any of his associates as known to such Chairman has not been fairly disclosed to the Board. (Amended by Special Resolution 23/112004)

(L) The Company may by ordinary resolution ratify any transaction not duly authorised by reason of a contravention of this Article provided that no Director who is materially interested in such transaction, together with any of his associates, shall vote upon such ordinary resolution in respect of any shares in the Company in which he is interested.

Rotation of Directors

103. *(A)* At each annual general meeting one-third of the Directors for the time being, or, if their number is not three or a multiple of three, then the number nearest one-third, shall retire from office. The Directors to retire in every year shall be those who have been longest in office since their last election but as between persons who became Directors on the same day those to retire shall (unless they otherwise agree between themselves) be determined by lot. The retiring Directors shall be eligible for re-election. (Rotation and retirement of Directors.)

(B) The Company at any general meeting at which any Directors retire in manner aforesaid may fill the vacated office by electing a like number of persons to be Directors. (Meeting to fill up vacancies.)

104. If at any general meeting at which an election of Directors ought to take place, the places of the retiring Directors are not filled, the retiring Directors or such of them as have not had their places filled shall be deemed to have been re-elected and shall, if willing, continue in office until the next annual general meeting and so on from year to year until their places are filled, unless:– (Retiring Directors to remain in office till successors appointed.)

(i) it shall be determined at such meeting to reduce the number of Directors; or

(ii) it is expressly resolved at such meeting not to fill up such vacated offices; or

(iii) in any such case the resolution for re-election of a Director is put to the meeting and lost.

105. The Company may from time to time in general meeting by ordinary resolution fix, increase or reduce the maximum and minimum number of Directors but so that the number of Directors shall never be less than two. (Power of general meeting to increase or reduce number of Directors.)

106. The Company may from time to time in general meeting by ordinary resolution elect any person to be a Director either to fill a casual vacancy or as an addition to the Board. (Appointment of Directors.)

Notice to be given when person proposed for election. (Amended by Special Resolution 23/11/2004)

107. No person, other than a retiring Director, shall, unless recommended by the Board for election, be eligible for election to the office of Director at any general meeting, unless notice in writing (given by any member or members representing not less than one-tenth of the total voting rights of all the members having the right to attend and vote at general meetings of the Company) of the intention to propose that person for election as a Director and notice in writing by that person of his willingness to be elected shall have been given to the Company. The period for lodgement of the notice referred to above (being a period of at least seven days) shall commence no earlier than the day after the despatch of the notice of the meeting appointed for such election and end no later than seven days prior to the date of such meeting.

Register of Directors and notification of changes to Registrar.

108. The Company shall keep in accordance with the Ordinance a register containing the names and addresses and occupations of its Directors and shall from time to time notify to the Registrar of Companies any change that takes place in such Directors as required by the Companies Ordinance.

Power to remove Director by ordinary resolution. (Amended by Special Resolution 23/11/2004)

109. The Company may by ordinary resolution remove any Director (including a Managing or other Executive Director) before the expiration of his period of office notwithstanding anything in these Articles or in any agreement between the Company and such Director (but without prejudice to any claim which such Director may have for damages for any breach of any contract of service between him and the Company) and may elect another person in his stead. In accordance with the Companies Ordinance, special notice is required of a resolution to remove a director or to appoint somebody in place of a director so removed at the meeting at which he is removed.

Borrowing Powers

Power to borrow.

110. The Board may from time to time at its discretion exercise all the powers of the Company to raise or borrow or to secure the payment of any sum or sums of money for the purposes of the Company and to mortgage or charge its undertaking, property and uncalled capital or any part thereof.

Conditions on which money may be borrowed.

111. The Board may raise or secure the payment or repayment of such sum or sums in such manner and upon such terms and conditions in all respects as it thinks fit and, in particular by the issue of debentures, debenture stock, bonds or other securities of the Company, whether outright or as collateral security for any debt, liability or obligation of the Company or of any third party.

Assignment.

112. Debentures, debenture stock, bonds and other securities may be made assignable free from any equities between the Company and the person to whom the same may be issued.

Special privileges.

113. Any debentures, debenture stock, bonds or other securities may be issued at a discount, premium or otherwise and with any special privileges as to redemption, surrender, drawings, allotment of shares, attending and voting at general meetings of the Company, appointment of Directors and otherwise.

Register of charges to be kept.

114. *(A)* The Board shall cause a proper register to be kept, in accordance with the provisions of the Companies Ordinance, of all mortgages and charges specifically affecting the property of the Company and shall duly comply with the requirements of the Companies Ordinance in regard to the registration of mortgages and charges therein specified and otherwise.

Register of debentures or debenture stock.

(B) If the Company issues a series of debentures or debenture stock not transferable by delivery, the Board shall cause a proper register to be kept of the holders of such debentures in accordance with the provisions of the Companies Ordinance.

Mortgage of uncalled capital.

115. Where any uncalled capital of the Company is charged, all persons taking any subsequent charge thereon shall take the same subject to such prior charge, and shall not be entitled, by notice to the members or otherwise, to obtain priority over such prior charge.

Managing Directors, etc.

116. The Board may from time to time appoint any one or more of its body to the office of Managing Director, Joint Managing Director, Deputy Managing Director or other Executive Director and/or such other office in the management of the business of the Company as it may decide for such period and upon such terms as it thinks fit and upon such terms as to remuneration as it may decide in accordance with Article 100.

Power to appoint Managing Directors, etc.

117. Every Director appointed to an office under Article 116 hereof shall, but without prejudice to any claim for damages for breach of any contract of service between himself and the Company be liable to be dismissed or removed therefrom by the Board.

Removal of Managing Director, etc.

118. A Director appointed to an office under Article 116 shall be subject to the same provisions as to rotation, resignation and removal as the other Directors of the Company, and he shall *ipso facto* and immediately cease to hold such office if he shall cease to hold the office of Director for any cause.

Cessation of appointment.

119. The Board may from time to time entrust to and confer upon a Managing Director, Joint Managing Director, Deputy Managing Director or Executive Director all or any of the powers of the Board that it may think fit provided that the exercise of all powers by such Director shall be subject to such regulations and restrictions as the Board may from time to time make and impose, and the said powers may at any time be withdrawn, revoked or varied, but no person dealing in good faith and without notice of such withdrawal, revocation or variation shall be affected thereby.

Powers may be delegated.

Management

120. *(A)* The management of the business of the Company shall be vested in the Board who, in addition to the powers and authorities by these Articles expressly conferred upon it, may exercise all such powers and do all such acts and things as may be exercised or done or approved by the Company and are not hereby or by the Companies Ordinance expressly directed or required to be exercised or done by the Company in general meeting, but subject nevertheless to the provisions of the Companies Ordinance and of these Articles and to any regulations from time to time made by the Company in general meeting not being inconsistent with such provisions or these Articles, provided that no regulation so made shall invalidate any prior act of the Board which would have been valid if such regulation had not been made.

General powers of Company vested in Board.

(B) Without prejudice to the general powers conferred by these Articles, it is hereby expressly declared that the Board shall have the following powers:–

(i) to give to any person the right or option of requiring at a future date that an allotment shall be made to him of any share at par or at such premium as may be agreed; and

(ii) to give to any Directors, officers or servants of the Company an interest in any particular business or transaction or participation in the profits thereof or in the general profits of the Company either in addition to or in substitution for a salary or other remuneration.

Managers

121. The Board may from time to time appoint a general manager, manager or managers of the business of the Company and may fix his or their remuneration either by way of salary or commission or by conferring the right to participation in the profits of the Company or by a combination of two or more of these modes and pay the working expenses of any of the staff of the general manager, manager or managers who may be employed by him or them upon the business of the Company.

Appointment and remuneration of managers.

122. The appointment of such general manager, manager or managers may be for such

Tenure of office and powers.

period as the Board may decide and the Board may confer upon him or them all or any of the powers of the Board and such title or titles as it may think fit.

Terms and conditions of appointment.

123. The Board may enter into such agreement or agreements with any such general manager, manager or managers upon such terms and conditions in all respects as the Board may in its absolute discretion think fit, including a power for such general manager, manager or managers to appoint an assistant manager or managers or other employees whatsoever under them for the purpose of carrying on the business of the Company.

Chairman

Chairman.

124. The Board may from time to time elect or otherwise appoint a Director to be Chairman or Deputy Chairman and determine the period for which each of them is to hold office. The Chairman or, in his absence, the Deputy Chairman shall preside at meetings of the Board, but if no such Chairman or Deputy Chairman be elected or appointed, or if at any meeting the Chairman or Deputy Chairman is not present within five minutes after the time appointed for holding the same, the Directors present shall choose one of their number to be Chairman of such meeting.

Proceedings of the Directors

Meeting of the Board quorum, etc.

125. The Board may meet together for the despatch of business, adjourn and otherwise regulate its meetings and proceedings as it thinks fit and may determine the quorum necessary for the transaction of business. Unless otherwise determined two Directors shall be a quorum. For the purpose of this Article an alternate Director shall be counted in a quorum but, notwithstanding that an alternate Director is also a Director or is an alternate for more than one Director, he shall for quorum purposes count as only one Director. The Board or any committee of the Board may participate in a meeting of the Board or such committee by means of a conference telephone or similar communications equipment by means of which all persons participating in the meeting are capable of hearing each other.

Convening of Board meeting.

126. A Director may, and on request of a Director the Secretary shall, at any time summon a meeting of the Board. Notice thereof shall be given to each Director and alternate Director either in writing or by telephone or by telex or telegram or facsimile at the address from time to time notified to the Company by such Director or in such other manner as the Board may from time to time determine, provided that notice need not be given to any Director or alternate Director for the time being absent from Hong Kong. A Director may waive notice of any meeting and any such waiver may be prospective or retrospective.

How questions to be decided.

127. Questions arising at any meeting of the Board shall be decided by a majority of votes, and in case of an equality of votes the Chairman shall have a second or casting vote.

Powers of meeting.

128. A meeting of the Board for the time being at which a quorum is present shall be competent to exercise all or any of the authorities, powers and discretions by or under these Articles for the time being vested in or exercisable by the Board generally.

Power to appoint committee and to delegate.

129. The Board may delegate any of its powers to committees consisting of such member or members of its body and such other persons, as the Board thinks fit, and it may from time to time revoke such delegation or revoke the appointment of and discharge any such committees either wholly or in part, and either as to persons or purposes, but every committee so formed shall in the exercise of the powers so delegated conform to any regulations that may from time to time be imposed upon it by the Board.

Acts of committee to be of same effect as acts of Board.

130. All acts done by any such committee in conformity with such regulations and in fulfilment of the purposes for which it is appointed, but not otherwise, shall have the like force and effect as if done by the Board, and the Board shall have power, with the consent of the Company in general meeting, to remunerate the members of any special committee, and charge such remuneration to the current expenses of the Company.

131. The meetings and proceedings of any such committee consisting of two or more members shall be governed by the provisions herein contained for regulating the meetings and proceedings of the Board so far as the same are applicable thereto and are not replaced by any regulations imposed by the Board pursuant to Article 129. Proceedings of committee.

132. All acts *bona fide* done by any meeting of the Board or by any such committee or by any person acting as a Director shall, notwithstanding that it shall be afterwards discovered that there was some defects in the appointment of such Director or persons acting as aforesaid or that they or any of them were disqualified, be as valid as if every such person had been duly appointed and was qualified to be a Director or member of such committee. When acts of Board or committee to be valid notwithstanding defects.

133. The continuing Directors may act notwithstanding any vacancy in their body, but, if and so long as their number is reduced below the number fixed by or pursuant to these Articles as the necessary quorum of Directors, the continuing Director or Directors may act for the purpose of increasing the number of Directors to that number or of summoning a general meeting of the Company but for no other purpose. Directors' powers when vacancies exist.

134. A resolution in writing signed by all the Directors except such as are absent from Hong Kong or temporarily unable to act through ill-health or disability (or their alternate Directors) shall (so long as they constitute a quorum as provided in Article 125) be as valid and effectual as if it had been passed at a meeting of the Board duly convened and held. Any such resolution in writing may consist of several documents in like form each signed by one or more of the Directors or alternate Directors. Resolution in writing of Directors.

Minutes

135. *(A)* The Board shall cause minutes to be made of:– Minutes of proceedings of meetings and Directors.

(i) all appointments of officers made by the Board;

(ii) the names of the Directors present at each meeting of the Board and of committees appointed pursuant to Article 129; and

(iii) all resolutions and proceedings at all meetings of the Company and of the Board and of such committees.

(B) Any such minutes shall be conclusive evidence of any such proceedings if they purport to be signed by the Chairman of the meeting at which the proceedings were held or by the Chairman of the next succeeding meeting.

Secretary

136. The Secretary shall be appointed by the Board for such term, at such remuneration and upon such conditions as it may think fit, and any Secretary so appointed may be removed by the Board. Anything by the Companies Ordinance or these Articles required or authorised to be done by or to the Secretary, if the office is vacant or there is for any other reason no Secretary capable of acting, may be done by or to any assistant or deputy Secretary, or if there is no assistant or deputy Secretary capable of acting, by or to any officer of the Company authorised generally or specially in that behalf by the Board. If the Secretary appointed is a corporation or other body, it may act and sign by the hand of any one or more of its directors or officers duly authorised. Appointment of Secretary.

137. The Secretary shall, if an individual, ordinarily reside in Hong Kong and, if a body corporate, have its registered office or a place of business in Hong Kong. Residence.

138. A provision of the Companies Ordinance or of these Articles requiring or authorising a thing to be done by or to a Director and the Secretary shall not be satisfied by its being done by or to the same person acting both as Director and as, or in place of, the Secretary. Same person not to act in two capacities at once.

General Management and Use of the Seal

Custody of seal.

139. *(A)* The Board shall provide for the safe custody of the seal which shall only be used by the authority of the Board or of a committee of the Board authorised by the Board in that behalf, and every instrument to which the seal shall be affixed shall be signed by any two directors or any two persons appointed by the Board for the purpose, provided that the Board may either generally or in any particular case or cases resolve (subject to such restrictions as to the manner in which the seal may be affixed as the Board may determine) that such signatures or any of them may be affixed to certificates for shares or debentures or warrants or representing any other form of securities by some mechanical means other than autographic to be specified in such resolution or that such certificates need not be signed by any person. Every instrument executed in manner provided by this Article shall be deemed to be sealed and executed with the authority of the Directors previously given.

Official seal.

(B) The Company may have an official seal for use for sealing certificates for shares or other securities issued by the Company as permitted by Section 73A of the Ordinance (and no signature of any Director, officer or other person and no mechanical reproduction thereof shall be required on any such certificates or other document and any such certificates or other document to which such official seal is affixed shall be valid and deemed to have been sealed and executed with the authority of the Board notwithstanding the absence of any such signature or mechanical reproduction as aforesaid) and an official seal for use abroad under the provisions of the Companies Ordinance where and as the Board shall determine, and the Company may by writing under the seal appoint any agents or agent, committees or committee abroad to be the duly authorised agents of the Company for the purpose of affixing and using such official seal and they may impose such restrictions on the use thereof as may be thought fit. Wherever in these Articles reference is made to the seal, the reference shall, when and so far as may be applicable, be deemed to include any such official seal as aforesaid.

Cheques and banking arrangements.

140. All cheques, promissory notes, drafts, bills of exchange and other negotiable instruments, and all receipts for moneys paid to the Company shall be signed, drawn, accepted, indorsed or otherwise executed, as the case may be, in such manner as the Board shall from time to time by resolution determine. The Company's banking accounts shall be kept with such banker or bankers as the Board shall from time to time determine.

Power to appoint attorney.

141. *(A)* The Board may from time to time and at any time, by power of attorney under the seal, appoint any company, firm or person or any fluctuating body of persons, whether nominated directly or indirectly by the Board, to be the attorney or attorneys of the Company for such purposes and with such powers, authorities and discretions (not exceeding those vested in or exercisable by the Board under these Articles) and for such period and subject to such conditions as it may think fit, and any such power of attorney may contain such provisions for the protection and convenience of persons dealing with any such attorney as the Board may think fit, and may also authorise any such attorney to sub-delegate all or any of the powers, authorities and discretions vested in him.

Execution of deeds by attorney.

(B) The Company may, by writing under its seal, empower any person, either generally or in respect of any specified matter, as its attorney to execute deeds and instruments on its behalf and to enter into contracts and sign the same on its behalf and every deed signed by such attorney on behalf of the Company and under his seal shall bind the Company and have the same effect as if it were under the seal of the Company.

Local boards.

142. The Board may establish any committees, local boards or agencies for managing any of the affairs of the Company, either in Hong Kong or elsewhere, and may appoint any persons to be members of such committees, local boards or agencies and may fix their remuneration, and may delegate to any committee, local board or agent any of the powers, authorities and discretions vested in the Board (other than its powers to make calls and forfeit shares), with power to sub-delegate, and may authorise the members of any local board or any of them to fill any vacancies therein and to act notwithstanding vacancies, and any such appointment or delegation may be upon such terms and subject to such conditions as the Board

may think fit, and the Board may remove any person so appointed and may annul or vary any such delegation, but no person dealing in good faith and without notice of any such annulment or variation shall be affected thereby.

143. The Board may establish and maintain or procure the establishment and maintenance of any contributory or non-contributory pension or superannuation funds for the benefit of, or give or procure the giving of donations, gratuities, pensions, allowances or emoluments to any persons who are or were at any time in the employment or service of the Company, or of any company which is a subsidiary of the Company, or is allied or associated with the Company or with any such subsidiary company, or who are or were at any time directors or officers of the Company or of any such other company as aforesaid, and holding or who have held any salaried employment or office in the Company or such other company, and the wives, widows, families and dependants of any such persons. The Board may also establish and subsidise or subscribe to any institutions, associations, clubs or funds calculated to be for the benefit of or to advance the interests and well-being of the Company or of any such other company as aforesaid or of any such persons as aforesaid, and may make payments for or towards the insurance of any such persons as aforesaid, and subscribe or guarantee money for charitable or benevolent objects or for any exhibition or for any public, general or useful object. The Board may do any of the matters aforesaid, either alone or in conjunction with any such other company as aforesaid. Any Director holding any such employment or office shall be entitled to participate in and retain for his own benefit any such donation, gratuity, pension, allowance or emolument. Power to establish pension funds.

Capitalisation of Reserves

144. *(A)* The Company in general meeting may, upon the recommendation of the Board, resolve to capitalise any part of the Company's reserves or undivided profits not required for the payment or provision of the dividend on any shares with a preferential right to dividend, and accordingly that such part be sub-divided amongst the members who would have been entitled thereto if distributed by way of dividend and in the same proportions, on condition that the same be not paid in cash but be applied either in or towards paying up any amounts for the time being unpaid on any shares held by such members respectively or paying up in full unissued shares or debentures or other securities of the Company to be allotted and distributed credited as fully paid to and amongst such members in the proportion aforesaid, or partly in one way and partly in the other; provided that for the purpose of this Article, any amount standing to the credit of share premium account and a capital redemption reserve fund may only be applied in the paying up of unissued shares to be issued to members of the Company as fully paid up shares. Power to capitalise.

(B) Whenever such a resolution as aforesaid shall have been passed the Board shall make all appropriations and applications of the reserves or profits and undivided profits resolved to be capitalised thereby, and all allotments and issues of fully paid shares, debentures, or other securities and generally shall do all acts and things required to give effect thereto. For the purpose of giving effect to any resolution under this Article, the Board may settle any difficulty which may arise in regard to a capitalisation issue as it thinks fit, and in particular may determine that cash payments shall be made to any members in respect of fractional entitlements or that fractions of such value (as the Board may determine) may be disregarded in order to adjust the rights of all parties or that fractional entitlements shall be aggregated and sold and the benefit shall accrue to the Company rather than to the members concerned. The provisions of the Companies Ordinance in relation to the filing of contracts for allotment shall be observed and the Board may appoint any person to sign on behalf of the persons entitled to share in a capitalisation issue and such appointment shall be effective and binding upon all concerned, and the contract may provide for the acceptance by such persons of the shares, debentures or other securities to be allotted and distributed to them respectively in satisfaction of their claims in respect of the sum so capitalised. Effect of resolution to capitalise.

145. *(A)* If, so long as any of the rights attached to any warrants issued by the Subscription Right Reserve.

Company to subscribe for shares of the Company shall remain exercisable, the Company does any act or engages in any transaction which, as a result of any adjustments to the subscription price in accordance with the provisions applicable under the terms and conditions of the warrants, would reduce the subscription price to below the par value of a share, then the following provisions shall apply:–

(i) as from the date of such act or transaction the Company shall establish and thereafter (subject as provided in this Article) maintain in accordance with the provisions of this Article a reserve (the "Subscription Right Reserve") the amount of which shall at no time be less than the sum which for the time being would be required to be capitalised and applied in paying up in full the nominal amount of the additional shares required to be issued and allotted credited as fully paid pursuant to sub-paragraph (iii) below on the exercise in full of all the subscription rights outstanding and shall apply the Subscription Right Reserve in paying up in full such difference in respect of such additional shares as and when the same are allotted;

(ii) the Subscription Right Reserve shall not be used for any purpose other than that specified above unless all other reserves of the Company (other than share premium account and capital redemption reserve fund) have been extinguished and will then only be used to make good losses of the Company if and so far as is required by law;

(iii) upon the exercise of all or any of the subscription rights represented by any warrant, the relevant subscription rights shall be exercisable in respect of a nominal amount of shares equal to the amount in cash which the holder of such warrant is required to pay on exercise of the subscription rights represented thereby (or, as the case may be, the relevant portion thereof in the event of a partial exercise of the subscription rights) and, in addition, there shall be allotted in respect of such subscription rights to the exercising warrantholder, credited as fully paid, such additional nominal amount of shares as is equal to the difference between:–

(aa) the said amount in cash which the holder of such warrant is required to pay on exercise of the subscription rights represented thereby (or, as the case may be, the relevant portion thereof in the event of a partial exercise of the subscription rights); and

(bb) the nominal amount of shares in respect of which such subscription rights would have been exercisable having regard to the provisions of the conditions of the warrants, had it been possible for such subscription rights to represent the right to subscribe for shares at less than par,

and immediately upon such exercise so much of the sum standing to the credit of the Subscription Right Reserve as is required to pay up in full such additional nominal amount of shares shall be capitalised and applied in paying up in full such additional nominal amount of shares which shall forthwith be allotted credited as fully paid to the exercising warrantholder; and

(iv) if upon the exercise of the subscription rights represented by any warrant the amount standing to the credit of the Subscription Right Reserve is not sufficient to pay up in full such additional nominal amount of shares equal to such difference as aforesaid to which the exercising warrantholder is entitled, the Board shall apply any profits or reserves then or thereafter becoming available (including, to the extent permitted by law, share

premium account and capital redemption reserve fund) for such purpose until such additional nominal amount of shares is paid up and allotted as aforesaid and until then no dividend or other distribution shall be paid or made on the fully paid shares of the Company then in issue. Pending such payment up and allotment, the exercising warrantholder shall be issued by the Company with a certificate evidencing his right to the allotment of such additional nominal amount of shares. The rights represented by any such certificate shall be in registered form and shall be transferable in whole or in part in units of one share in the like manner as the shares for the time being are transferable, and the Company shall make such arrangements in relation to the maintenance of a register therefor and other matters in relation thereto as the Board may think fit and adequate particulars thereof shall be made known to each relevant exercising warrantholder upon the issue of such certificate.

(B) Shares allotted pursuant to the provisions of this Article shall rank *pari passu* in all respects with the other shares allotted on the relevant exercise of the subscription rights represented by the warrant concerned. Notwithstanding anything contained in paragraph (A) of this Article, no fraction of any share shall be allotted on exercise of the subscription rights.

(C) A certificate or report by the Auditors for the time being of the Company as to whether or not the Subscription Right Reserve is required to be established and maintained and if so the amount thereof so required to be established and maintained, as to the purposes for which the Subscription Right Reserve has been used, as to the extent to which it has been used to make good losses of the Company, as to the additional nominal amount of shares required to be allotted to exercising warrantholders credited as fully paid, and as to any other matter concerning the Subscription Right Reserve shall (in the absence of manifest error) be conclusive and binding upon the Company and all warrantholders and shareholders.

Dividends and Reserves

146. The Company in general meeting may declare dividends in any currency but no dividends shall exceed the amount recommended by the Board.

Power to declare dividends.

147. *(A)* The Board may from time to time pay to the members such interim dividends as appear to the Board to be justified by the position of the Company and, in particular (but without prejudice to the generality of the foregoing), if at any time the share capital of the Company is divided into different classes, the Board may pay such interim dividends in respect of those shares in the capital of the Company which confer on the holders thereof deferred or non-preferential rights as well as in respect of those shares which confer on the holders thereof preferential rights with regard to dividend and provided that the Board acts *bona fide* the Board shall not incur any responsibility to the holders of shares conferring any preference for any damage that they may suffer by reason of the payment of an interim dividend on any shares having deferred or non-preferential rights.

Board's power to pay interim dividends.

(B) The Board may also pay half-yearly or at other suitable intervals to be settled by it any dividend which may be payable at a fixed rate if the Board is of the opinion that the profits justify the payment.

148. No dividend shall be payable except out of the profits of the Company. No dividend shall carry interest.

Dividends not to be paid out of capital.

149. Whenever the Board or the Company in general meeting have resolved that a dividend be paid or declared, the Board may further resolve that such dividend be satisfied wholly or in part by the distribution of specific assets of any kind and in particular of paid up shares, debentures or warrants to subscribe securities of the Company or any other company,

Dividend in specie.

or in any one or more of such ways, with or without offering any rights to shareholders to elect to receive such dividend in cash, and where any difficulty arises in regard to the distribution the Board may settle the same as it thinks expedient, and in particular may disregard fractional entitlements or round the same up or down, and may fix the value for distribution of such specific assets, or any part thereof, and may determine that cash payments shall be made to any members upon the footing of the value so fixed in order to adjust the rights of all parties, and may determine that fractional entitlements shall be aggregated and sold and the benefit shall accrue to the Company rather than to the members concerned, and may vest any such specific assets in trustees as may seem expedient to the Board and may appoint any person to sign any requisite instruments of transfer and other documents on behalf of the persons entitled to the dividend and such appointment shall be effective. Where requisite, a contract shall be filed in accordance with the provisions of the Companies Ordinance and the Board may appoint any person to sign such contract on behalf of the persons entitled to the dividend and such appointment shall be effective.

Scrip dividends.

150. *(A)* Whenever the Board or the Company in general meeting have resolved that a dividend be paid or declared on the share capital of the Company, the Board may further resolve:–

either (i) that such dividend be satisfied wholly or in part in the form of an allotment of shares credited as fully paid up on the basis that the shares so allotted shall be of the same class or classes as the class or classes already held by the allottee, provided that the shareholders entitled thereto will be entitled to elect to receive such dividend (or part thereof) in cash in lieu of such allotment. In such case, the following provisions shall apply:–

(a) the basis of any such allotment shall be determined by the Board;

(b) the Board, after determining the basis of allotment, shall give not less than two weeks' notice in writing to the shareholders of the right of election accorded to them and shall send with such notice forms of election and specify the procedure to be followed and the place at which and the latest date and time by which duly completed forms of election must be lodged in order to be effective;

(c) the right of election may be exercised in respect of the whole or part of that portion of the dividend in respect of which the right of election has been accorded; and

(d) the dividend (or that part of the dividend to be satisfied by the allotment of shares as aforesaid) shall not be payable in cash on shares in respect whereof the cash election has not been duly exercised ("the non-elected shares") and in lieu and in satisfaction thereof shares shall be allotted credited as fully paid up to the holders of the non-elected shares on the basis of allotment determined as aforesaid and for such purpose the Board shall capitalise and apply out of any part of the undivided profits of the Company or any part of any of the Company's reserve accounts (including any special account, share premium account and capital redemption reserve fund (if there be any such reserve)) as the Board may determine, a sum equal to the aggregate nominal amount of the shares to be allotted on such basis and apply the same in paying up in full the appropriate number of shares for allotment and distribution to and amongst the holders of the non-elected shares on such basis.

or (ii) that shareholders entitled to such dividend shall be entitled to elect to receive an allotment of shares credited as fully paid up in lieu of the whole or such

part of the dividend as the Board may think fit on the basis that the shares so allotted shall be of the same class or classes as the class or classes of shares already held by the allottee. In such case, the following provisions shall apply:–

(a) the basis of any such allotment shall be determined by the Board;

(b) the Board, after determining the basis of allotment, shall give not less than two weeks' notice in writing to the shareholders of the right of election accorded to them and shall send with such notice forms of election and specify the procedure to be followed and the place at which and the latest date and time by which duly completed forms of election must be lodged in order to be effective;

(c) the right of election may be exercised in respect of the whole or part of that portion of the dividend in respect of which the right of election has been accorded; and

(d) the dividend (or that part of the dividend in respect of which a right of election has been accorded) shall not be payable in cash on shares in respect whereof the share election has been duly exercised ("the elected shares") and in lieu thereof shares shall be allotted credited as fully paid up to the holders of the elected shares on the basis of allotment determined as aforesaid and for such purpose the Board shall capitalise and apply out of any part of the undivided profits of the Company or any part of any of the Company's reserve accounts (including any special account, share premium account and capital redemption reserve fund (if there be any such reserve)) as the Board may determine, a sum equal to the aggregate nominal amount of the shares to be allotted on such basis and apply the same in paying up in full the appropriate number of shares for allotment and distribution to and amongst the holders of the elected shares on such basis.

(B) The shares allotted pursuant to the provisions of paragraph (A) of this Article shall rank *pari passu* in all respects with the shares then in issue save only as regards participation:–

(i) in the relevant dividend (or the right to receive or to elect to receive an allotment of shares in lieu thereof as aforesaid); or

(ii) in any other distributions, bonuses or rights paid, made, declared or announced prior to or contemporaneously with the payment or declaration of the relevant dividend

unless, contemporaneously with the announcement by the Board of its proposal to apply the provisions of sub-paragraph (i) or (ii) of paragraph (A) of this Article in relation to the relevant dividend or contemporaneously with its announcement of the distribution, bonus or rights in question, the Board shall specify that the shares to be allotted pursuant to the provisions of paragraph (A) of this Article shall rank for participation in such distribution, bonus or rights.

(C) The Board may do all acts and things considered necessary or expedient to give effect to any capitalisation pursuant to the provisions of paragraph (A) of this Article with full power to the Board to make such provisions as it thinks fit in the case of shares becoming distributable in fractions (including provisions whereby, in whole or in part, fractional entitlements are aggregated and sold and the net proceeds distributed to those entitled, or are disregarded or rounded up or down or whereby the benefit of fractional entitlements accrues to the Company rather than to the members concerned). The Board may authorise any person to enter into on behalf of all members interested, an agreement with the Company providing for

such capitalisation and matters incidental thereto and any agreement made pursuant to such authority shall be effective and binding on all concerned.

(D) The Company may upon the recommendation of the Board by special resolution resolve in respect of any one particular dividend of the Company that notwithstanding the provisions of paragraph (A) of this Article a dividend may be satisfied wholly in the form of an allotment of shares credited as fully paid up without offering any right to shareholders to elect to receive such dividend in cash in lieu of such allotment.

(E) The Board may on any occasion determine that rights of election and the allotment of shares under paragraph (A) of this Article shall not be made available or made to any shareholders with registered addresses in any territory where in the absence of a registration statement or other special formalities the circulation of an offer of such rights of election or the allotment of shares would or might be unlawful, and in such event the provisions aforesaid shall be read and construed subject to such determination.

Reserves.

151. The Board may, before recommending any dividend, set aside out of the profits of the Company such sums as it thinks fit as a reserve or reserves which shall, at the discretion of the Board, be applicable for meeting claims on or liabilities of the Company or contingencies or for paying off any loan capital or for equalising dividends or for any other purpose to which the profits of the Company may be properly applied, and pending such application may, at the like discretion, either be employed in the business of the Company or be invested in such investments (other than shares of the Company) as the Board may from time to time think fit, and so that it shall not be necessary to keep any investments constituting the reserve or reserves separate or distinct from any other investments of the Company. The Board may also without placing the same to reserve carry forward any profits which it may think prudent not to distribute by way of dividend.

Dividends to be paid in proportion to paid up capital.

152. Subject to the rights of persons, if any, entitled to shares with special rights as to dividend, all dividends shall be declared and paid according to the amounts paid or credited as paid up on the shares in respect whereof the dividend is paid, but no amount paid up or credited as paid up on a share in advance of calls shall be treated for the purposes of this Article as paid up on the share.

Retention of dividends etc.

153. *(A)* The Board may retain any dividends or other moneys payable on or in respect of a share upon which the Company has a lien, and may apply the same in or towards satisfaction of the debts, liabilities or engagements in respect of which the lien exists.

Deduction of debts.

(B) The Board may deduct from any dividend or bonus payable to any member all sums of money (if any) presently payable by him to the Company on account of calls, instalments or otherwise.

Dividend and call together.

154. Any general meeting sanctioning a dividend may make a call on the members of such amount as the meeting fixes, but so that the call on each member shall not exceed the dividend payable to him, and so that the call shall be made payable at the same time as the dividend, and the dividend may, if so arranged between the Company and the member, be set off against the call.

Effect of transfer.

155. A transfer of shares shall not pass the right to any dividend or bonus declared thereon before the registration of the transfer.

Receipt for dividends by joint holders of share.

156. If two or more persons are registered as joint holders of any share, any one of such persons may give effectual receipts for any dividends, interim dividends or bonuses and other moneys payable in respect of such shares.

Payment by post. (Amended by Special Resolution 3/11/1993)

157. Subject to any special rights, privileges or restrictions for the time being attached to any class or classes of shares, unless otherwise directed by the Board, any dividend or bonus may be paid by cheque or warrant sent through the post to the registered address of the member entitled, or, in case of joint holders, to the registered address of that one whose name stands first

in the register in respect of the joint holding or to such person and to such address as the holder or joint holders may in writing direct. Every cheque or warrant so sent shall be made payable to the order of the person to whom it is sent, and the payment of any such cheque or warrant shall operate as a good discharge to the Company in respect of the dividend and/or bonus represented thereby, notwithstanding that it may subsequently appear that the same has been stolen or that any endorsement thereon has been forged.

158. All dividends or bonuses unclaimed for one year after having been declared may be invested or otherwise made use of by the Board for the benefit of the Company until claimed and the Company shall not be constituted a trustee in respect thereof. All dividends or bonuses unclaimed for six years after having been declared may be forfeited by the Board and shall revert to the Company. The provisions of this Article are subject to any special rights, privileges or restrictions for the time being attached to any class or classes of shares.

Unclaimed dividend. (Amended by Special Resolution 3/11/1993)

159. Any resolution declaring a dividend on shares of any class, whether a resolution of the Company in general meeting or a resolution of the Board, may specify that the same shall be payable or distributable to the persons registered as the holders of such shares on a particular date or at a point of time on a particular date, notwithstanding that it may be a date prior to that on which the resolution is passed, and thereupon the dividend shall be payable or distributable to them in accordance with their respective holdings so registered, but without prejudice to the rights *inter se* in respect of such dividend of transferors and transferees of any such shares. The provisions of this Article shall *mutatis mutandis* apply to bonuses, capitalisation issue, distributions of realised capital profits or offers or grants made by the Company to the members.

Record dates.

Untraceable Members

160. Without prejudice to the rights of the Company under Article 158 and the provisions of Article 161, the Company may cease sending cheques for dividend entitlements or dividend warrants by post if such cheques or warrants have been left uncashed on two consecutive occasions. However, the Company may exercise the power to cease sending cheques for dividend entitlements or dividend warrants after the first occasion on which such a cheque or warrant is returned undelivered.

Company may cease sending dividend warrants.

161. The Company shall have the power to sell, in such manner as the Board thinks fit, any shares of a member who is untraceable, but no such sale shall be made unless:–

Company may sell shares of untraceable members.

(i) all cheques or warrants, being not less than three in total number, for any sum payable in cash to the holder of such shares in respect of them sent during the relevant period in the manner authorised by the Articles of the Company have remained uncashed;

(ii) so far as it is aware at the end of the relevant period, the Company has not at any time during the relevant period received any indication of the existence of the member who is the holder of such shares or of a person entitled to such shares by death, bankruptcy or operation of law; and

(iii) the Company has caused an advertisement to be inserted in English in an English language newspaper and in Chinese in a Chinese language newspaper giving notice of its intention to sell such shares and has notified The Stock Exchange of Hong Kong Limited of such intention and a period of three months has elapsed since the date of such advertisement.

For the purpose of the foregoing, "relevant period" means the period commencing twelve years before the date of publication of the advertisement referred to in paragraph (iii) of this Article and ending at the expiry of the period referred to in that paragraph.

To give effect to any such sale the Board may authorise any person to transfer the said shares and instrument of transfer signed or otherwise executed by or on behalf of such person shall be as effective as if it had been executed by the registered holder or the person entitled by

transmission to such shares, and the purchaser shall not be bound to see to the application of the purchase money nor shall his title to the shares be affected by any irregularity or invalidity in the proceedings relating to the sale. The net proceeds of the sale will belong to the Company and upon receipt by the Company of such net proceeds it shall become indebted to the former member for an amount equal to such net proceeds. No trust shall be created in respect of such debt and no interest shall be payable in respect of it and the Company shall not be required to account for any money earned from the net proceeds which may be employed in the business of the Company or as it thinks fit. Any sale under this Article shall be valid and effective notwithstanding that the member holding the shares sold is dead, bankrupt or otherwise under any legal disability or incapacity.

Distribution of Realised Capital Profits

Distribution of realised capital profits.

162. The Company in general meeting may at any time and from time to time resolve that any surplus moneys in the hands of the Company representing capital profits arising from moneys received or recovered in respect of or arising from the realisation of any capital assets of the Company or any investments representing the same and not required for the payment or provision of any fixed preferential dividend instead of being applied in the purchase of any other capital assets or for other capital purposes be distributed amongst the ordinary shareholders on the footing that they receive the same as capital and in the shares and proportions in which they would have been entitled to receive the same if it had been distributed by way of dividend, provided that no such profits as aforesaid shall be so distributed unless there shall remain in the hands of the Company a sufficiency of other assets to answer in full the whole of the liabilities and paid-up share capital of the Company for the time being.

Annual Returns

Annual returns.

163. The Board shall make the requisite annual returns in accordance with the Companies Ordinance.

Accounts

Accounts to be kept.

164. The Board shall cause true accounts to be kept of the sums of money received and expended by the Company, and the matters in respect of which such receipts and expenditure take place, and of the property, assets, credits and liabilities of the Company and of all other matters required by the Companies Ordinance or necessary to give a true and fair view of the state of Company's affairs and to show and explain its transactions.

Where accounts to be kept.

165. The books of account shall be kept at the registered office or at such other place or places as the Board thinks fit and shall always be open to the inspection of the Directors.

Inspection by members.

166. The Board shall from time to time determine whether and to what extent, at what times and places and under what conditions or regulations, the accounts and books of the Company, or any of them, shall be open to the inspection of the members not being Directors, and no member (not being a Director) shall have any right of inspecting any account or book or document of the Company except as conferred by the Companies Ordinance or authorised by the Board or by the Company in general meeting.

Annual profit and loss account and balance sheet.

167. *(A)* The Board shall from time to time in accordance with the provisions of the Companies Ordinance cause to be prepared and laid before the Company at its annual general meeting such profit and loss accounts, balance sheets, group accounts (if any) and reports as are required by the Companies Ordinance.

Annual report of Directors and balance sheet to be sent to members.

(B) Every balance sheet of the Company shall be signed pursuant to the provisions of the Companies Ordinance, and a printed copy of every balance sheet (including every document required by law to be annexed thereto) and profit and loss account which is to be laid before the Company at its annual general meeting, together with a printed copy of the Directors' report and a printed copy of the Auditors' report, shall not less than twenty-one days before the date of the meeting, be sent to every member of, and every holder of debentures of,

the Company and every person registered under Article 46 and every other person entitled to receive notices of general meetings of the Company, provided that this Article shall not require a printed copy of those documents to be sent to any person of whose address the Company is not aware or to more than one of the joint holders of any shares or debentures.

(C) Subject to due compliance with the Companies Ordinance, all applicable laws, rules and regulations including, without limitation, any rules prescribed by The Stock Exchange of Hong Kong Limited from time to time, and to the obtaining of all necessary consents, if any, required thereunder, the requirements to send out copies of the Company's financial documents to be laid before the Company's annual general meeting referred to in paragraph (B) of this Article shall be deemed satisfied in relation to any person by sending to that person, a summary financial report derived from such financial documents, which shall be in the form and contain the information required by applicable laws, rules and regulations, in place of sending copies of the full financial documents. (Added by Special Resolution 22/11/2002)

(D) Subject to due compliance with the Companies Ordinance, all applicable laws, rules and regulations including, without limitation, any rules prescribed by The Stock Exchange of Hong Kong Limited from time to time, and to the obtaining of all necessary consents, if any, required thereunder, the requirements to send out copies of the Company's financial documents referred to in paragraph (B) of this Article or a summary financial report referred to in paragraph (C) of this Article shall be deemed satisfied in relation to any person by publication of such financial documents or summary financial report, as the case may be, on the Company's computer network or in any other permitted manner (including sending by any form of electronic communication) in place of sending printed copies of such documents if that person has agreed or is deemed pursuant to applicable laws, rules and regulations to have agreed to treat the publication or receipt of such documents in such manner as discharging the Company's obligation to send out to him a copy of such documents. (Added by Special Resolution 22/11/2002)

Audit

168. Auditors shall be appointed and their duties regulated in accordance with the provisions of the Companies Ordinance. Auditors.

169. Subject as otherwise provided by the Companies Ordinance the remuneration of the Auditors shall be fixed by the Company in general meeting provided always that in respect of any particular year the Company in general meeting may delegate the fixing of such remunerations to the Board. Remuneration of Auditors.

170. Every statement of accounts audited by the Company's Auditors and presented by the Board at an annual general meeting shall after approval at such meeting be conclusive except as regards any error discovered therein within three months of the approval thereof. Whenever any such error is discovered within that period, it shall forthwith be corrected, and the statement of account amended in respect of the error shall be conclusive. When accounts to be deemed finally settled.

Notices

171. Any notice or document to be given or issued under these Articles shall be in writing, and may be served by the Company on any member either personally or by sending it through the post in a prepaid letter, envelope or wrapper addressed to such member at his registered address as appearing in the register or by delivering or leaving it at such registered address as aforesaid or (in the case of a notice) by advertisement in English in an English language newspaper and in Chinese in a Chinese language newspaper or in relation to the publication of the Company's financial documents or summary financial report, as the case may be, pursuant to paragraph (D) of Article 167, by placing it on the Company's computer network and giving to the persons referred to in the said paragraph (D) of Article 167 a notice stating that the financial documents or summary financial report is available at the Company's computer network ("a notice of availability"). The notice of availability may be given to members by placing it on the Company's computer network or by electronic communication or any of the Service of notices. (Amended by Special Resolution 22/11/2002)

means set out in this Article. In the case of joint holders of a share, all notices or documents shall be given to that one of the joint holders whose name stands first in the register and notice so given shall be sufficient notice to all the joint holders.

Members out of Hong Kong. (As amended by Special Resolution 3/11/1993)

172. Subject to any special rights, privileges or restrictions for the time being attached to any class or classes of shares, any member shall be entitled to have notices served on him at any address within Hong Kong. Any member whose registered address is outside Hong Kong may notify the Company in writing of an address in Hong Kong which for the purpose of service of notice shall be deemed to be his registered address. A member who does not notify the Company of an address in Hong Kong may notify the Company of an address outside Hong Kong and the Company may serve notices on him at such overseas address. In the absence of notification by a member of a registered address for the purpose of service of notice, such member shall be deemed to have received any notice which shall have been displayed at the registered office of the Company and shall have remained there for the space of twenty-four hours and such notice shall be deemed to have been received by such member on the day following that on which it shall have been first so displayed.

When notice by post deemed to be served. (Amended by Special Resolution 22/11/2002)

173. Any notice or document sent by post shall be deemed to have been served on the day following that on which the envelope or wrapper containing the same is put into a post office situated within Hong Kong and in proving such service it shall be sufficient to prove that the envelope or wrapper containing the notice was properly prepaid (and in the case of an address outside Hong Kong where airmail service can be extended thereto, airmail postage prepaid), addressed and put into such post office and a certificate in writing signed by the Secretary or other person appointed by the Board that the envelope or wrapper containing the notice was so addressed and put into such post office shall be conclusive evidence thereof. Any notice or document sent by electronic communication shall be deemed to be given on the day on which it is transmitted from the server or other transmitting device of the Company or its agent. A document placed on the Company's computer network is deemed sent by the Company on the day following that on which a notice of availability is deemed served on the member. A notice of availability placed on the Company's computer network is deemed served on the member on the day it is uploaded onto the Company's computer network.

Service of notice to persons entitled on death, mental disorder or bankruptcy of a member.

174. A notice may be given by the Company to the person entitled to a share in consequence of the death, mental disorder or bankruptcy of a member by sending it through the post in a prepaid letter, envelope or wrapper addressed to him by name, or by the title of representative of the deceased, or trustee of the bankrupt, or by any like description, at the address, if any, within Hong Kong supplied for the purpose by the person claiming to be so entitled, or (until such an address has been so supplied) by giving the notice in any manner in which the same might have been given if the death, mental disorder or bankruptcy had not occurred.

Transferee to be bound by prior notices.

175. Any person who by operation of law, transfer or other means whatsoever shall become entitled to any share shall be bound by every notice in respect of such share which prior to his name and address being entered on the register shall have been duly given to the person from whom he derives his title to such share.

Notice valid though member deceased bankrupt. (Amended by Special Resolution 22/11/2002)

176. Any notice or document delivered or sent by post to, or left at the registered address of any member or served by any means permitted by and in pursuance of these presents, shall notwithstanding that such member be then deceased or bankrupt and whether or not the Company has notice of his death or bankruptcy, be deemed to have been duly served in respect of any registered shares whether held solely or jointly with other persons by such member until some other person be registered in his stead as the holder or joint holder thereof, and such service shall for all purposes of these presents be deemed a sufficient service of such notice or document on his personal representatives and all persons (if any) jointly interested with him in any such shares.

How notice to be signed.

177. The signature to any notice to be given by the Company may be written or printed.

177A. Any notice or document (including the relevant financial documents or the summary financial report) may be given to a member in either the English language or the Chinese language (or both), subject to due compliance with all applicable laws, rules and regulations including, without limitation, any rules prescribed by The Stock Exchange of Hong Kong Limited from time to time. (Added by Special Resolution 22/11/2002)

Information

178. No member (not being a Director) shall be entitled to require discovery of or any information respecting any detail of the Company's trading or any matter which is or may be in the nature of a trade secret or process which may relate to the conduct of the business of the Company and which in the opinion of the Board it will be inexpedient in the interests of the members of the Company to communicate to the public. Member not entitled to information.

Destruction of Documents

179. The Company may destroy:– Destruction of documents.

(a) any share certificate which has been cancelled at any time after the expiry of one year from the date of such cancellation;

(b) any dividend mandate or any variation or cancellation thereof or any notification of change of name or address at any time after the expiry of two years from the date on which such mandate, variation, cancellation or notification was recorded by the Company;

(c) any instrument of transfer of shares which has been registered at any time after the expiry of six years from the date of registration; and

(d) any other document, on the basis of which any entry in the register is made, at any time after the expiry of six years from the date on which an entry in the register was first made in respect of it;

and it shall conclusively be presumed in favour of the Company that every share certificate so destroyed was a valid certificate duly and properly cancelled and that every instrument of transfer so destroyed was a valid and effective instrument duly and properly registered and that every other document destroyed hereunder was a valid and effective document in accordance with the recorded particulars thereof in the books or records of the Company. Provided always that:–

(i) the foregoing provisions of this Article shall apply only to the destruction of a document in good faith and without express notice to the Company that the preservation of such document was relevant to a claim;

(ii) nothing contained in this Article shall be construed as imposing upon the Company any liability in respect of the destruction of any such document earlier than as aforesaid or in any case where the conditions of proviso (i) above are not fulfilled; and

(iii) references in this Article to the destruction of any document include reference to its disposal in any manner.

Winding Up

180. If the Company shall be wound up, the surplus assets remaining after payment to all creditors shall be divided among the members in proportion to the capital paid up on the shares held by them respectively, and if such surplus assets shall be insufficient to repay the whole of the paid up capital, they shall be distributed so that, as nearly as may be, the losses shall be borne by the members in proportion to the capital paid up on the shares held by them Division of assets in liquidation.

respectively, but all subject to the rights of any shares which may be issued on special terms or conditions.

Power to distribute assets in specie.

181. If the Company shall be wound up (whether the liquidation is voluntary, under supervision or by the court) the liquidator may, with the sanction of a special resolution and any other sanction required by the Companies Ordinance, divide among the members in specie or kind the whole or any part of the assets of the Company and whether the assets shall consist of property of one kind or shall consist of properties of different kinds and the liquidator may, for such purpose, set such value as he deems fair upon any one or more class or classes of property to be divided as aforesaid and may determine how such division shall be carried out as between the members or different classes of members and the members within each class. The liquidator may, with the like sanction, shall think fit, but so that no member shall be compelled to accept any shares or other assets upon which there is a liability.

Service of process.

182. In the event of a winding-up of the Company in Hong Kong, every member of the Company who is not for the time being in Hong Kong shall be bound, within fourteen days after the passing of an effective resolution to wind up the Company voluntarily, or the making of an order for the winding-up of the Company, to serve notice in writing on the Company appointing some person resident in Hong Kong and stating that person's full name, address and occupation upon whom all summonses, notices, processes, orders and judgments in relation to or under the winding-up of the Company may be served, and in default of such nomination the liquidator of the Company shall be at liberty on behalf of such member to appoint some such person, and service upon any such appointee, whether appointed by the member or the liquidator, shall be deemed to be good personal service on such member for all purposes, and, where the liquidator makes any such appointment, he shall with all convenient speed give notice thereof to such member by advertisement in English in an English language newspaper and in Chinese in a Chinese language newspaper as he shall deem appropriate or by a registered letter sent through the post and addressed to such member at his address as mentioned in the register, and such notice shall be deemed to be served on the day following that on which the advertisement appears or the letter is posted.

Indemnity

Indemnity. (Amended by Special Resolution 23/11/2004)

183. *(A)* Every Director or other officer of the Company shall be entitled to be indemnified out of the assets of the Company against all losses or liabilities (including any such liability as is mentioned in Section 165 of the Companies Ordinance) which he may sustain or incur in or about the execution of the duties of this office or otherwise in relation thereto, and no Director or other officer shall be liable for any loss, damages or misfortune which may happen to or be incurred by the Company in the execution of the duties of his office or in relation thereto, provided that this Article shall only have effect in so far as its provisions are not avoided by the Companies Ordinance.

(Amended by Special Resolution 23/11/2004)

(B) The Company may indemnify any Director or other officer of the Company, or any person employed by the Company as Auditor, against any liability incurred by him:

(i) in defending any proceedings, whether civil or criminal, in which judgment is given in his favour or in which he is acquitted; or

(ii) in connection with any application under Section 358 of the Companies Ordinance in which relief is granted to him by the court.

(C) The Company may purchase and maintain for any Director or officer of the Company, or any person employed by the Company as Auditor:

(i) insurance against any liability to the Company, a related company or any other party in respect of any negligence, default, breach of duty or breach of trust (save for fraud) of which he may be guilty in relation to the Company or a related company; and

(ii) insurance against any liability incurred by him in defending any proceedings, whether civil or criminal, taken against him for any negligence, default, breach of duty or breach of trust (including fraud) of which he may be guilty in relation to the Company or a related company.

(D) In this Article, "related company", in relation to the Company, means any company that is the Company's subsidiary or holding company or a subsidiary of that company's holding company.

Convertible Cumulative Preference Shares

184. The provisions of this Article shall apply to the Convertible Cumulative Preference Shares of HK$7,500 each in the Company and shall prevail over any inconsistency with any other provisions of the Articles. (Adopted by Special Resolution 3/11/1993)

(1) In this Article, unless the context otherwise requires:– Interpretation.

(A) the following expressions shall have the following meanings:–

Agent's Office

the offices of Barclays Bank PLC at 168 Fenchurch Street, London EC3P 3PH and at Bourne House, 34 Beckenham Road, Beckenham, Kent BR3 4TU and/or Banque Internationale à Luxembourg S.A. at 2 Boulevard Royal, L-2959 Luxembourg and/or such other office or offices of such person(s) or such other person(s) as the Company may from time to time designate by notice published in accordance with paragraph (16) (A);

Bank

an independent investment bank of international repute selected by the Company;

Business Day

a day (excluding Saturdays) on which commercial banks are open for business in the place(s) in question;

Capital Distribution

any distribution paid or made by the Company on Ordinary Shares to the extent that the amount of such distribution exceeds the amount calculated by reference to the following formula:–

$$P - D$$

where:–

P = the aggregate of the net consolidated profits less the aggregate of the net consolidated losses of the Company and its Subsidiaries after taxation and minority interests but before extraordinary items in respect of the financial period ended on 30th June, 1993 and each subsequent financial period in respect of which an audited consolidated profit and loss account of the Company and its Subsidiaries (or, if it has at the relevant time no Subsidiaries, an audited profit and loss account of the Company) has been published, as shown by such profit and loss account(s);

D = the aggregate amount of all distributions already paid or made by the Company at the time of the relevant calculation on Ordinary Shares

in respect of the financial period ended on 30th June, 1993 and each subsequent financial period;

Provided that if such amount is greater than "P" then "D" shall be deemed to be equal to "P";

And for these purposes:–

(a) the amount of any distribution made otherwise than in cash shall be deemed to be equal to the Market Value of the relevant assets as at the date on which such distribution shall have been made;

(b) a distribution shall be deemed to be paid or made in respect of the financial period in respect of which it is expressed by the Company to be an interim or final distribution or, in the case of distributions which are not so expressed to be in respect of any financial period, in respect of the financial period in which it is paid or made; and

(c) the issue of Ordinary Shares or other securities credited as fully paid by way of capitalisation of profits, reserves or any other account of the Company shall be deemed not to be a distribution for the purposes of this definition (whether or not preceded by a declaration of distribution) unless such Ordinary Shares or other securities are allotted credited as fully paid in satisfaction of a distribution in respect of which shareholders entitled thereto are entitled to elect to receive cash or specie in lieu of such allotment or such allotment in lieu of cash or specie;

Closing Price

the closing price on the Relevant Stock Exchange, as published by the Relevant Stock Exchange, or in the absence of any such published closing price as reasonably determined by the Company; Provided that (for the purposes of paragraph (6)(A)) if between the beginning of any relevant 30 day period and the time of service of the relevant Compulsory Conversion Notice, or (for the purposes of paragraph (8)(A)) if before the issue of the relevant Ordinary Shares or the issue or grant of, or the modification of the rights in respect of, any securities, options, warrants or rights to subscribe or purchase, there shall have been a Record Date in respect of any distribution or rights offer (other than any in connection with which the determination of the Closing Price is being made) made on or in respect of the Ordinary Shares or, as the case may be, the relevant securities, then the Closing Price of the Ordinary Shares or, as the case may be, the relevant securities on any Dealing Day before such Ordinary Shares or, as the case may be, the relevant securities were traded without the benefit of such distribution or rights shall be deemed to be the actual closing price less the amount or Market Value (on the date upon which the distribution or the rights offer was made) of such distribution or rights;

Compulsory Conversion Date

12:00 noon in London on the date specified in the relevant Compulsory Conversion Notice as the date on which the Relevant Convertible Preference Shares are to be converted;

Compulsory Conversion Notice

a notice stating that all or some of the Convertible Preference Shares (being

5,000 Convertible Preference Shares or an integral multiple thereof) are to be compulsorily converted on a specified date (being on or after 16th November, 2003 and not more than 60 days nor less than 30 days after the date on which such notice is given);

Conversion Date

12:00 noon on the Business Day in London immediately following that on which an effective Conversion Notice shall have been delivered;

Conversion Notice

a notice, in such form as the Directors may from time to time specify, stating that a Convertible Preference Shareholder wishes to exercise the Conversion Right in respect of one or more Convertible Preference Shares;

Conversion Number

such number of Ordinary Shares as may be subscribed at the Conversion Price in force on the relevant Conversion Date or Compulsory Conversion Date with the Reference Amount at a fixed exchange rate of HK$7.7366 per US$1.00;

Conversion Period

in respect of any Convertible Preference Share, the period from (but excluding) the Exchange Date until (and including) the eighth day prior to the Redemption Date in respect of that Convertible Preference Share together with the period from (but excluding) the date on which the Company is obliged to make payment pursuant to paragraph (10) until (but excluding) the date on which such payment is actually made by the Company;

Conversion Price

HK$10.10 per Ordinary Share, as adjusted from time to time in accordance with paragraph (8);

Conversion Right

the right, subject to the provisions of this Article, the Companies Ordinance and to any other applicable fiscal or other laws or regulations, to convert any Convertible Preference Share into the Conversion Number of Ordinary Shares;

Convertible Preference Shares

Convertible Cumulative Preference Shares of HK$7,500 each in the capital of the Company issued at any time following the adoption of this Article on the terms of this Article, as amended from time to time;

Converting Shareholder

a Convertible Preference Shareholder all or some of whose Convertible Preference Shares are being or have been converted;

Dealing Day

a day on which the Relevant Stock Exchange is open for business and on

which trading in the Ordinary Shares or, as the case may be, the relevant securities is not suspended;

Depositary

Barclays Bank PLC or any successor depositary appointed under the terms of a deposit agreement entered into on or before 16th November, 1993 (as amended from time to time) between the Company and Barclays Bank PLC and governing the issue of International Depositary Receipts;

Dividend

the fixed cumulative preferential dividend payable pursuant to paragraph (2)(A);

Equity Share Capital

issued share capital excluding any part thereof which, neither as respects dividends nor as respects capital, carries any right to participate beyond a specified amount in a distribution;

Exchange Date

the date falling 40 days after the issue of the Convertible Preference Shares in the case of Convertible Preference Shares to be issued on or about 16th November, 1993 (or as the Directors may otherwise determine in the case of any other issue);

HK$

Hong Kong dollars or other lawful currency of Hong Kong from time to time;

Hong Kong Stock Exchange

The Stock Exchange of Hong Kong Limited;

International Depositary Receipts

international depositary receipts representing Convertible Preference Shares;

Luxembourg Stock Exchange

Société de la Bourse de Luxembourg;

Market Value

such price as is determined by a Bank to be the value of the relevant property;

Ordinary Shares

(i) fully paid ordinary shares of HK$1 each (or of such other nominal value in which such ordinary shares are for the time being denominated following any consolidation or sub-division which gives rise to an adjustment to the Conversion Price in accordance with paragraph (8)) in the Company of the class listed on the Hong Kong Stock Exchange as at the date of adoption of this Article or, where the context so requires, stock resulting from the conversion of

Ordinary Shares into stock, provided that if all Ordinary Shares are replaced by other securities (all of which are identical), the expression "Ordinary Shares" shall thereafter refer to those other securities; and

(ii) any such ordinary shares comprised in any issue, distribution or grant pursuant to sub-paragraphs (8)(A)(ii), (iii)(a), (v), (vi) or (vii) which, when fully paid, will be Ordinary Shares;

Pari Passu Shares

shares ranking pari passu as regards income with the Convertible Preference Shares;

Record Date

the date and time by which a subscriber or transferee of securities of the class in question would have to be registered in order to participate in the relevant distribution or rights;

Redemption Date

the date specified in the relevant Redemption Notice as the date on which the Relevant Convertible Preference Share is to be redeemed;

Redemption Notice

a notice stating that all or some of the Convertible Preference Shares (being 5,000 Convertible Preference Shares or an integral multiple thereof) are to be redeemed on a specified date (being on or after 16th November, 1996 and not more than 60 days nor less than 30 days after the date on which such notice is given) and specifying the place at which certificates for such Convertible Preference Shares must be presented in connection with such redemption;

Reference Amount

US$1,000 provided that if at any time there shall be an alteration in the nominal value of a Convertible Preference Share the Reference Amount immediately before the alteration shall be adjusted by multiplying it by a fraction of which the numerator shall be the nominal value of one Convertible Preference Share immediately after such alteration and of which the denominator shall be the nominal value of one Convertible Preference Share immediately before such alteration;

Registrar's Office

the office of Central Registration Hong Kong Limited at 19th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong and/or such office of such person or such other person as the Company may from time to time designate by notice published in accordance with paragraph (16)(A);

Relevant Convertible Preference Share

a Convertible Preference Share which is to be converted pursuant to a Conversion Notice or a Compulsory Conversion Notice or redeemed pursuant to a Redemption Notice;

Relevant Jurisdiction

a jurisdiction in which the Company or any of its Subsidiaries is incorporated, carries on business or holds any assets;

Relevant Ordinary Share

an Ordinary Share to be issued on conversion of any Convertible Preference Share(s);

Relevant Stock Exchange

(a) the Hong Kong Stock Exchange; or

(b) if, for the purposes of paragraph (8), the consideration at which any shares or securities are or are to be issued, or the relevant exercise, exchange or subscription price, if any, for such shares or securities, is to be fixed by reference to the price of such shares or securities on another stock exchange, that stock exchange;

Specified Date

in relation to any conversion of Convertible Preference Shares means the date that is three years after the later of (i) the date of original issue of the Convertible Preference Shares being converted and (ii) the last date on which the Company or any affiliate of the Company was the beneficial owner of such Convertible Preference Shares;

Subsidiary

has the meaning given to such term pursuant to Article 2 and the Companies Ordinance; and

US dollars and US$

the lawful currency of the United States of America.

(B) references to:–

companies include references to any bodies corporate however and wherever incorporated;

distribution include references to any dividend or other distribution (including a distribution in specie) or capitalisation issue;

paragraphs are references to paragraphs of this Article;

property include references to shares, securities, cash and other assets or rights of any nature.

Income.

(2) (A) Each Convertible Preference Share shall confer on the holder thereof the right, pari passu with the holders of any Pari Passu Shares but otherwise in priority to any distribution in respect of any other class of shares, to a fixed cumulative preferential dividend at the rate of 5.5 per cent. per annum on the Reference Amount of such Convertible Preference Share.

Such Dividend shall be paid, if and so far as in the opinion of the Directors the profits of the Company justify such payment (taking account, for this purpose, of any other payments or distributions to be made at any time on or

in respect of any Pari Passu Shares), on 16th November in each year to Convertible Preference Shareholders on the register of members on such date (or, if that is not a Business Day in London and Hong Kong, the last preceding day which is a Business Day in London and Hong Kong) in respect of the 12 month period ending on that 16th November whether or not the Convertible Preference Share in question has been in issue for the whole of the relevant 12 month period, except that the first such payment shall be payable on the 16th November, 1994 (or, if that is not a Business Day in London and Hong Kong, the last preceding day which is a Business Day in London and Hong Kong) and shall be payable in respect of the period from the first date of issue of any Convertible Preference Share to such 16th November. For the purposes of determining those entitled to dividends on the Convertible Preference Shares, the register of members may be closed for up to five Business Days in London and Hong Kong before any dividend payment date.

To the extent that such Dividends are not paid on the Convertible Preference Shares and/or any dividends are not paid on any Pari Passu Shares they shall accumulate and any such arrears of Dividend on the Convertible Preference Shares and/or dividends on any Pari Passu Shares shall be payable to the Convertible Preference Shareholders and/or the holders of the relevant Pari Passu Shares, *pari passu* as between themselves, in preference to any other distribution in respect of any other class of shares. The Convertible Preference Shares shall not entitle the holders thereof to any further or other right of participation in the profits of the Company.

(B) Subject to sub-paragraph (C), each Convertible Preference Share shall carry the right to the Dividend in respect of all periods up to and including the end of the 12 month period ending on the 16th November on or immediately preceding the Conversion Date in respect of that Convertible Preference Share but not in respect of any subsequent period and, in the case of a conversion the Conversion Date for which falls on or prior to the 16th November next following the date of issue of the relevant Convertible Preference Shares, shall carry no right to any Dividend.

(C) Any Convertible Preference Share which is compulsorily converted or redeemed shall carry the right to the Dividend calculated down to and inclusive of the Compulsory Conversion Date or, as the case may be, the date upon which such Convertible Preference Share is redeemed.

(D) The amount of any Dividend payable in respect of a period of less than one year shall be calculated on the basis of a 360 day year consisting of 12 months of 30 days each and, in the case of an incomplete month, the actual number of days elapsed on the basis of a 30 day month.

(3) On a return of capital on liquidation or otherwise (but not on conversion or redemption of Convertible Preference Shares or any repurchase by the Company of Convertible Preference Shares or Ordinary Shares) the assets of the Company available for distribution among the members shall be applied as follows:– Capital.

first, in paying to the Convertible Preference Shareholders and to the holders of any Pari Passu Shares, pari passu as between themselves, a sum equal to any arrears and accruals of the dividend payable respectively on such Convertible Preference Shares and such Pari Passu Shares to be calculated down to and inclusive of the date of the return of capital and to be payable whether or not any of such dividends have been declared and whether or not the Company has sufficient distributable reserves;

secondly, in paying to the Convertible Preference Shareholders (pro rata to the aggregate of the Reference Amounts of the Convertible Preference Shares held by each such holder), pari passu as between themselves and the holders of any other shares in the capital of the Company ranking pari passu with the Convertible Preference Shares as regards repayment of amounts paid up or credited as paid up on such shares, an amount equal to the aggregate of the Reference Amounts of all the Convertible Preference Shares and the amounts paid up or credited as paid up on any other such shares; and

thirdly, the balance of such assets shall belong to and be distributed among the holders of any class of shares in the capital of the Company other than the Convertible Preference Shares and any other shares not entitled to participate in such assets in accordance with the respective rights attaching thereto. The Convertible Preference Shares shall not confer on the holders thereof the right to participate in such surplus assets.

Ranking.

(4) The Company shall not (unless such sanction has been given by the Convertible Preference Shareholders as would be required for a variation of the special rights attaching thereto or unless otherwise provided in these Articles) create or issue any shares ranking as regards order in the participation in the profits of the Company or in the assets of the Company on a winding up or otherwise in priority to the Convertible Preference Shares, but the Company may issue, without obtaining the consent of the Convertible Preference Shareholders, shares ranking pari passu with the Convertible Preference Shares as regards order of participation in profits or assets and carrying such rights as to rates of dividend, voting (subject as provided in paragraph 9(F) below), redemption, conversion, exchange or otherwise as the Directors may determine or as the Company may by Ordinary Resolution determine.

Voluntary conversion.

(5) (A) Each Convertible Preference Shareholder shall have the Conversion Right in relation to the Convertible Preference Share(s) held by him.

(B) Any Convertible Preference Shareholder may exercise the Conversion Right in respect of one or more Convertible Preference Shares held by him at any time during the Conversion Period subject to the provisions of the Companies Ordinance and any other applicable fiscal and other laws and regulations by delivering a duly signed and completed Conversion Notice to either the Registrar's Office or any Agent's Office. A Conversion Notice shall not be effective if:–

(i) the Conversion Date in respect of the Conversion Notice does not fall within the Conversion Period;

(ii) it is not accompanied by the share certificates in respect of the Relevant Convertible Preference Shares and such other evidence (if any) as the Directors may reasonably require to prove the title of the person exercising such right (or, if such certificates have been lost or destroyed, such evidence of title and such indemnity as the Directors may reasonably require);

(iii) it is not accompanied by banker's orders or similar instruments payable to the Company in respect of all taxes and stamp, issue and registration duties (if any) arising in any jurisdiction on conversion (other than any capital or any stamp duties payable in Hong Kong in respect of the issue of Relevant Ordinary Shares, which shall be payable by the Company); and

(iv) in the case of a Conversion Notice the Conversion Date in

respect of which is on or before 16th November in any year and which results in conversion taking place at a time when it is either not possible or not practicable to amend the register of Convertible Preference Shareholders to reflect the conversion of the Relevant Convertible Preference Shares before such register is closed for determining those Convertible Preference Shareholders entitled to receive the Dividend payable in respect of the period ended on that 16th November, it is not accompanied by a banker's order or similar instrument payable to the Company in an amount equal to the Dividend in respect thereof which the registered holder is to receive.

(C) Conversion of the Convertible Preference Shares shall be effected in such manner, subject to the Articles and as may be authorised by law, as the Directors shall from time to time determine (including in accordance with the following provisions).

Without prejudice to the generality of the foregoing, any Convertible Preference Share may be converted by redemption at such price (whether at par, below par or at a premium) as the Directors shall determine on the relevant Conversion Date out of (i) the distributable profits (as defined by Section 49S of the Companies Ordinance) of the Company or (ii) the proceeds of a fresh issue of shares made for the purpose, or any combination of (i) and (ii).

A Relevant Convertible Preference Share (in the event that the Directors elect to redeem out of the distributable profits of the Company) shall confer on the holder thereof the right to subscribe for the appropriate number of Ordinary Shares to which such holder is entitled on exercise of the Conversion Right attaching to the Relevant Convertible Preference Share at par or at such premium (if any) as shall represent the amount by which the redemption moneys exceed the nominal amount of the Ordinary Shares to which the holder is so entitled; in any such case the Conversion Notice given by a holder of Relevant Convertible Preference Shares shall be deemed irrevocably to authorise and instruct the Directors to apply the redemption moneys payable to him in subscribing for such Ordinary Shares at par or at such premium, if any, as aforesaid. A Relevant Convertible Preference Share (in the event that the Directors elect to redeem out of the proceeds of a fresh issue) shall confer on the holder thereof the right to subscribe and shall authorise the Secretary of the Company (or any other person appointed for the purpose by the Directors) to subscribe as agent on the holder's behalf for the appropriate number of Ordinary Shares (which authority shall include the right to borrow money) to which such holder is entitled on exercise of the Conversion Right attaching to the Relevant Convertible Preference Share at par or at such premium, if any, as shall represent the amount by which the redemption moneys exceed the nominal amount of the Ordinary Shares to which the holder is so entitled; in any such case, the Conversion Notice given by a holder of Relevant Shares shall be deemed irrevocably to authorise and instruct the Directors to apply the redemption moneys payable to him in payment to him or his said agent.

Without prejudice to the generality of the foregoing, the Directors may also determine to effect conversion by means of consolidation, sub-division and reclassification. In such case the requisite consolidation, sub-division and reclassification shall be effected pursuant to the authority given by the

passing of the special resolution to create the Convertible Preference Shares by consolidating into one share all the Relevant Shares at any Conversion Date held by any holder or joint holders and sub-dividing and reclassifying such consolidated share into such integral number of Ordinary Shares as shall be equal in total nominal amounts to the total nominal amount of the Ordinary Shares into which the Relevant Shares are required to be converted (fractional entitlements being disregarded) and the balance of such shares (including any fractions) shall be such number of shares of HK$0.01 each (which shall be designated Non-voting Deferred Shares) having the rights set out in this paragraph as equals the amount expressed in cents by which the nominal amount of the consolidated share exceeds the total nominal amount of the Ordinary Shares referred to above. In the case of a conversion effected by means of consolidation, sub-division and reclassification as provided in this paragraph the Non-voting Deferred Shares arising as a result thereof shall on a return of capital on winding-up or otherwise entitle the holder only to the repayment of the amounts paid up on such shares after repayment of the capital paid up on the Ordinary Shares and the payment of HK$100,000,000 on each Ordinary Share and shall not entitle the holder to the payment of any dividend nor to receive notice of or attend or vote at any general meeting of the Company and such conversion shall be deemed to confer irrevocable authority on the Company at any time thereafter to appoint any person to execute on behalf of the holders of such Non-voting Deferred Shares a transfer thereof (and/or an agreement to transfer the same), to such person as the Company may determine as custodian thereof and/or to purchase the same (in accordance with the provisions of the Companies Ordinance) in any such case for not more than HK$0.01 for all the Non-voting Deferred Shares without obtaining the sanction of the holder or holders thereof and pending such transfer and/or purchase to retain the certificate for such Non-voting Deferred Shares. The Company may at its option at any time redeem all of the Non-voting Deferred Shares then in issue, at a price not exceeding HK$0.01 for all the Non-voting Deferred Shares redeemed, at any time upon giving the registered holders of such shares not less than 28 days' previous notice in writing of its intention so to do, fixing a time and place for the redemption,

Provided that (whatever the method of conversion determined by the Directors) if any Converting Shareholder has a registered address in any territory where in the absence of a registration statement or any other special formalities the allotment or delivery of any Relevant Ordinary Shares would or might, in the opinion of the Directors, be unlawful or impracticable under the laws of such territory or any Relevant Jurisdiction, then the Company shall as soon as reasonably practicable either (i) allot the Relevant Ordinary Shares to one or more third parties selected by the Company or (ii) allot the Relevant Ordinary Shares to the relevant Convertible Preference Shareholder and then, on his behalf, sell them to one or more third parties selected by the Company, in each case for the best consideration then reasonably obtainable by the Company. As soon as reasonably practicable following any such allotment or allotment and sale, the Company shall pay the Converting Shareholder an amount equal to the consideration received by it.

Each Convertible Preference Shareholder irrevocably authorises the Company to effect the transactions required by this sub-paragraph and for this purpose the Company may appoint some person to execute transfers, renunciations or other documents on behalf of the relevant Convertible Preference Shareholder and generally may make all arrangements which appear to it to be necessary or appropriate in connection therewith.

(D) The Company shall allot and issue the Relevant Ordinary Shares (whatever the manner of conversion) or, as the case may be, send the amount to which he is entitled pursuant to sub-paragraph (C) to the Converting Shareholder, and shall procure that certificates in respect of the Relevant Ordinary Shares, together with a new certificate for any unconverted Convertible Preference Shares comprised in the certificate(s) surrendered by him, are issued, not later than 14 days after the relevant Conversion Date. If and whenever any conversion takes place after the occurrence of any event falling within any sub-paragraph of paragraph (8)(A) but before the amount of the relevant adjustment to the Conversion Price (if any) shall have been calculated this provision shall:-

(i) initially have effect in connection with that conversion as if the expression "Relevant Ordinary Shares" referred to the Ordinary Shares which the Company would be obliged to issue if the Conversion Price were not to be adjusted in respect of the relevant event; and

(ii) apply again in connection with that conversion following the calculation of the amount of that adjustment as if the expression "Relevant Ordinary Shares" referred to the additional Ordinary Shares (if any) which the Company is obliged to issue in consequence of that adjustment.

(E) Except where the Company has allotted or sold the Relevant Ordinary Shares pursuant to the proviso to sub-paragraph (C), the Company shall, as soon as reasonably practicable, account to the Converting Shareholder for all distributions paid or made on the Relevant Ordinary Shares pursuant to paragraph (7) below.

(F) If, so long as the Conversion Right in respect of the Convertible Preference Shares remains exercisable, a resolution is passed or an order of a court of competent jurisdiction is made that the Company be wound up or dissolved (otherwise than for the purposes of a reconstruction, merger or consolidation the terms whereof have previously been approved by the Convertible Preference Shareholders as a class, in the manner provided in these Articles), notice thereof shall forthwith be given by the Company to the Convertible Preference Shareholders.

(6) (A) The Company may give a Compulsory Conversion Notice at any time; provided that such notice shall not be effective unless (i) the average of the Closing Prices of an Ordinary Share on each Dealing Day during the period of 30 days ending on the seventh day prior to the date upon which the Compulsory Conversion Notice is first given, expressed in Hong Kong dollars (for which purpose if the Closing Price is expressed in a currency other than Hong Kong dollars such price shall be translated into Hong Kong dollars at the average of the spot selling and spot buying rates between Hong Kong dollars and such other currency of The Hongkong and Shanghai Banking Corporation Limited or such other bank as the Directors may consider to be more appropriate, at or about 11:00 a.m. in Hong Kong (or such other place as such other bank shall be situated) on each relevant Dealing Day) shall have been equal to or greater than 150 per cent. of the Conversion Price in effect on such seventh day, (ii) there shall be no arrears of the Dividend, (iii) the Company shall have sufficient distributable profits to pay the Dividend accrued or to accrue on the Convertible Preference Shares, calculated down to and inclusive of the Compulsory Conversion Compulsory conversion.

Date and (iv) the Compulsory Conversion Date is on or after 16th November, 2003.

(B) In the case of partial compulsory conversion, the Convertible Preference Shares to be converted shall be selected individually by lot in such place as the Directors shall select and in such manner as the Directors shall deem to be appropriate and fair, not more than 60 days prior to the Compulsory Conversion Date and notice containing a list of Convertible Preference Shares called for conversion shall be published in accordance with paragraph (16)(A) not less than 30 days prior to the Compulsory Conversion Date.

(C) The holder of any Convertible Preference Share which is to be compulsorily converted shall prior to the Compulsory Conversion Date deliver either to the Registrar's Office or to any Agent's Office the certificates, statements and other items listed in paragraph (5)(B)(ii) to (iv).

(D) On the Compulsory Conversion Date in respect of any Compulsory Conversion Notice the Company shall effect Conversion of the Relevant Convertible Preference Shares in accordance with paragraph (5)(C), provided that, if any Converting Shareholder shall have failed to comply with his obligations under sub-paragraph (C), then each of the Relevant Convertible Preference Shares the subject of the compulsory conversion shall be converted into the Conversion Number of Ordinary Shares on the Compulsory Conversion Date but until such time as the relevant Convertible Preference Shareholder shall have complied with his obligations under sub-paragraph (C), the Company shall have no obligations under paragraph (5)(D) in respect of the Relevant Ordinary Shares and such Relevant Ordinary Shares shall not confer upon the holder(s) thereof the right to receive notice of, or to attend or vote at any general meeting of the Company which is held, or to receive any dividend the Record Date for which falls, prior to such time.

(E) Subject to sub-paragraph (6)(D), paragraphs (5)(C) and (D) shall apply mutatis mutandis at and following a Compulsory Conversion Date.

(F) On the Compulsory Conversion Date or, if later, the date on which certificates for the Relevant Ordinary Shares are issued to the relevant Converting Shareholder pursuant to sub-paragraph (E), the Company shall pay the relevant Converting Shareholder the amount of any arrears and accruals of Dividend to which he is entitled pursuant to paragraph (2)(C).

Relevant Ordinary Shares.

(7) The Relevant Ordinary Shares shall, save as provided in this Article, rank pari passu in all respects with the Ordinary Shares in issue at the time the Relevant Ordinary Shares are issued, and shall entitle the holders thereof to all distributions paid or made on the Ordinary Shares:–

(i) subject to the provisions of paragraph (6)(D), by reference to a Record Date falling after the Conversion Date or, as the case may be, the Compulsory Conversion Date, other than (in the case of any Relevant Ordinary Shares issued on conversion in any calendar year in circumstances where the Convertible Preference Shares so converted qualified for the Dividend payable in respect of the period ended on 16th November within that calendar year and in respect of which the Conversion Notice was not required to be accompanied by payment of an amount equal to the Dividend in respect thereof) a Record Date after the Conversion Date or, as the case may be, the Compulsory Conversion Date which is in respect of any distribution (to the extent that it is not a Capital Distribution) in respect of

any financial period of the Company ended prior to such Conversion Date or, as the case may be, the Compulsory Conversion Date; and

(ii) by reference to a Record Date falling on or before the Conversion Date or, as the case may be, the Compulsory Conversion Date and in respect of the final dividend in respect of the financial period of the Company ended on the immediately preceding 30th June, where that Conversion Date or, as the case may be, that Compulsory Conversion Date is on or before 16th November in any calendar year and such Relevant Ordinary Shares were issued in circumstances in which the Convertible Preference Shares so converted did not qualify for the Dividend payable on the Convertible Preference Shares in respect of the period ended on 16th November within that calendar year or in respect of which the Conversion Notice was required to be accompanied by payment of an amount equal to the Dividend in respect thereof, in which case the Relevant Ordinary Shares shall (for the purposes of receiving such dividend on the Ordinary Shares) be deemed to have been registered in the name of the relevant Convertible Preference Shareholder on such Record Date provided that the Relevant Ordinary Shares shall not entitle the holders thereof to participate in any distribution taken or to be taken into account in determining whether or not an adjustment is or is to be made to the Conversion Price applicable to the Convertible Preference Shares so converted pursuant to any sub-paragraph of paragraph (8)(A);

but not otherwise.

(8) (A) The Conversion Price is subject to adjustment as follows:– Conversion Price Adjustment.

(i) If and whenever there shall be an alteration in the nominal value of the Ordinary Shares by reason of consolidation, sub-division and reclassification, the Conversion Price shall be adjusted in relation to subsequent conversions by multiplying it by a fraction of which the numerator shall be the nominal value of one Ordinary Share immediately after such alteration and of which the denominator shall be the nominal value of one Ordinary Share immediately before such alteration and such adjustment shall become effective immediately after such alteration takes effect.

(ii) If and whenever the Company shall issue, wholly for cash, (otherwise than pursuant to sub-paragraph (vi) below) any ordinary shares (other than Ordinary Shares:–

(a) issued to employees (including Directors) of the Company or any of its Subsidiaries in exercise of rights pursuant to any employees' or executive share scheme or to the trustees of any employees' or executive share scheme; or

(b) issued on exercise of the Conversion Right attaching to the Convertible Preference Shares or the conversion or similar rights attaching to any other convertible securities or upon the exercise of any options or warrants or any other rights attaching to any securities exchangeable for or carrying rights to subscribe or purchase Ordinary Shares; or

(c) placed, sold or purchased by or on behalf of the Company or any Subsidiary of the Company through any stock exchange on which the Ordinary Shares are from time to time quoted, where the aggregate number of Ordinary Shares so placed,

sold or purchased on any day does not exceed one half of one per cent. of the number of Ordinary Shares in issue on such day;)

at a consideration per Ordinary Share which is less than 95 per cent. of (x) the most recent Closing Price of an Ordinary Share at or immediately before the time at which the consideration at which such Ordinary Shares are, or are to be, issued is fixed or (y) if such consideration is, or is to be, fixed on the basis of or by reference to an average of 5 days' Closing Prices, such average Closing Price, then the Conversion Price shall be adjusted in relation to conversions, the Conversion Date or Compulsory Conversion Date for which falls after the date of such issue, by multiplying the Conversion Price in effect immediately prior to the issue of such Ordinary Shares by a fraction of which the numerator shall be the number of Ordinary Shares in issue immediately prior to the issue of such Ordinary Shares plus the number of Ordinary Shares which the aggregate consideration receivable for the issue of the Ordinary Shares so issued (determined as provided in sub-paragraph (B)(i) below) would purchase at such Closing Price per Ordinary Share or such average Closing Price (as the case may be) and of which the denominator shall be the number of Ordinary Shares in issue immediately after the issue of such Ordinary Shares. Such adjustment shall become effective as at the date upon which such Ordinary Shares shall be issued.

(iii) (a) If and whenever any securities are issued by the Company wholly for cash (other than pursuant to sub-paragraph (vii) below and other than the Convertible Preference Shares) which by their terms are convertible into or exchangeable for, or (other than pursuant to sub-paragraph (vi) below) carry rights of subscription for, Ordinary Shares to be issued by the Company and the consideration per Ordinary Share receivable by the Company upon conversion or exchange of, or upon exercise of such rights of subscription attached to, such securities (determined as provided in sub-paragraph (B)(ii) below) shall be less than 95 per cent. of (x) the most recent Closing Price of an Ordinary Share at or immediately before the time at which the consideration at which such Ordinary Shares are, or are to be, issued, or the relevant exercise, exchange or subscription price, if any, for such Ordinary Shares, is fixed or (y) if such consideration is, or is to be, fixed on the basis of or by reference to an average of 5 days' Closing Prices, such average Closing Price, then the Conversion Price shall be adjusted in relation to conversions, the Conversion Date or Compulsory Conversion Date for which falls after the date of such issue, by multiplying the Conversion Price in effect immediately prior to the issue of such securities by a fraction of which the numerator shall be the number of Ordinary Shares in issue on such date of issue plus the number of Ordinary Shares which the aggregate consideration receivable by the Company for such securities (determined as provided in sub-paragraph (B)(ii) below) would purchase at such Closing Price per Ordinary Share or such average Closing Price (as the case may be) and of which

the denominator shall be the number of Ordinary Shares in issue on such date of issue plus the number of Ordinary Shares to be issued upon conversion or exchange of such convertible or exchangeable securities or upon exercise of such rights of subscription attached thereto at the conversion, exchange or subscription price or rate initially applicable thereto. Such adjustment shall become effective as at the date upon which such securities shall be issued.

(b) If and whenever the rights of conversion or exchange or subscription attached to any securities such as are referred to in sub-paragraph (a) above are modified so that the consideration per Ordinary Share receivable by the Company upon conversion or exchange of, or upon exercise of such rights of subscription attached to, such securities (determined as provided in sub-paragraph (B)(ii) below) shall be less than 95 per cent. of (x) the most recent Closing Price of an Ordinary Share at or immediately before the time at which the relevant modified exercise, exchange or subscription price, if any, for such Ordinary Shares, is fixed or (y) if such consideration is, or is to be, fixed on the basis of or by reference to an average of 5 days' Closing Prices, such average Closing Price, then the Conversion Price shall be adjusted in relation to conversions, the Conversion Date or Compulsory Conversion Date for which falls after the date of such modification, by multiplying the Conversion Price in effect immediately prior to such modification by:–

(1) in the case of a change in the number of Ordinary Shares into which such securities are convertible or exchangeable, the following fraction:–

$$\frac{E + F}{E + G}$$

where:–

E = the number of Ordinary Shares in issue on the date of modification;

F = whichever shall be the greater of:–

(a) the number of Ordinary Shares which would have been issued upon conversion or exchange of such securities at the conversion or exchange price or rate in force immediately before the modification; or

(b) the number of Ordinary Shares which the aggregate consideration receivable by the Company upon conversion or exchange (determined as provided in sub-paragraph (B)(ii) below but including any consideration receivable in respect of such modification) would purchase at such Closing Price per Ordinary Share or average Closing Price (as the case may be);

G = the number of Ordinary Shares to be issued upon conversion or exchange of such securities at the modified conversion or exchange price or rate;

(2) in the case of an adjustment in the price at which holders of the relevant securities are entitled to subscribe Ordinary Shares, the following fraction:–

$$\frac{H + I}{H + J}$$

where:–

H = the number of Ordinary Shares in issue at the date of the adjustment multiplied by such Closing Price per Ordinary Share or average Closing Price (as the case may be);

I = the aggregate consideration receivable by the Company upon the exercise of such rights of subscription (determined as provided in sub-paragraph (B)(ii) but including any consideration receivable in respect of such adjustment);

J = the number of Ordinary Shares to be issued upon the exercise of such rights of subscription multiplied by whichever shall be the lesser of:–

(a) such Closing Price per Ordinary Share or average Closing Price (as the case may be); or

(b) the amount per Ordinary Share which would have been received by the Company upon the exercise of such rights of subscription at the subscription price in force immediately before the adjustment (determined as provided in sub-paragraph (B)(ii));

(3) in the case of an adjustment of the number of Ordinary Shares which the holders of the relevant securities are entitled to subscribe, the following fraction:–

$$\frac{E + K}{E + L}$$

where:–

E = the number of Ordinary Shares in issue on the date of the adjustment;

K = the number of Ordinary Shares which would have been issued had the aggregate consideration receivable by the Company upon the exercise of such modified rights of subscription (determined as provided in sub-paragraph (B)(ii) but including any consideration receivable in respect of such adjustment) been applied in subscribing Ordinary Shares at whichever shall be the lesser of:–

(a) such Closing Price per Ordinary Share or average Closing Price (as the case may be); and

(b) the aggregate amount of the consideration which would have been receivable by the Company upon the exercise of such rights of subscription prior to modification (determined as provided in sub-paragraph (B)(ii)) divided by the number of Ordinary Shares which would have then been issued;

$L =$ the number of Ordinary Shares to be issued upon exercise of such rights following the adjustment.

Such adjustment shall become effective as at the date upon which such modification shall take effect. A right of conversion, exchange or subscription shall not be treated as modified for the foregoing purposes where it is adjusted to take account of rights or capitalisation issues and other events normally giving rise to adjustment of conversion, exchange or subscription terms.

(iv) If and whenever the Company shall capitalise any amount of profits or reserves and apply the same in paying up in full the nominal value of any Ordinary Shares to be issued to the holders of Ordinary Shares or to any of them (other than any Ordinary Shares credited as fully paid out of distributable profits or reserves and which have an option to receive cash or specie in lieu thereof or Ordinary Shares credited as fully paid as aforesaid in lieu of a cash or specie distribution being in either case a distribution which the holders of the Ordinary Shares concerned would or could otherwise have received and which would not have constituted a Capital Distribution), the Conversion Price shall be adjusted in relation to conversions, the Conversion Date or Compulsory Conversion Date for which falls after the Record Date for such issue, by multiplying it by a fraction of which the numerator shall be the aggregate nominal amount of the issued Ordinary Shares immediately before such issue and of which the denominator shall be the aggregate nominal amount of the issued Ordinary Shares immediately after such issue and such adjustment shall become effective immediately after the Record Date for such issue.

(v) If and whenever the Company shall make any Capital Distribution then, except to the extent that the Conversion Price falls to be adjusted under sub-paragraph (A)(iv) above, the Conversion Price shall be adjusted in relation to conversions, the Conversion Date or Compulsory Conversion Date for which falls after the Record Date for such Capital Distribution, by multiplying it by the following fraction:

$$\frac{C - D}{C}$$

where:–

$C =$ the Closing Price of one Ordinary Share on the Dealing Day immediately before the Record Date in respect of that Capital Distribution;

$D =$ the amount calculated by dividing the Market Value of the

relevant Capital Distribution as at the Record Date in respect of that Capital Distribution by the number of Ordinary Shares the holders of which are entitled to participate in such distribution.

Such adjustment shall become effective immediately after the Record Date in respect of that Capital Distribution.

(vi) If and whenever the Company shall issue any Ordinary Shares by way of rights to the holders of Ordinary Shares or shall grant to the holders of Ordinary Shares by way of rights any options, warrants or rights entitling them to subscribe for or purchase Ordinary Shares at, in any such case, a consideration per Ordinary Share less than 95 per cent. of (x) the most recent Closing Price of an Ordinary Share at or immediately before the time at which the consideration at which such Ordinary Shares are, or are to be, issued or transferred, or the exercise price of such options, warrants or rights to subscribe or purchase Ordinary Shares, is fixed or (y) if such consideration is, or is to be, fixed on the basis of or by reference to an average of 5 days' Closing Prices, such average Closing Price, then the Conversion Price shall be adjusted in relation to conversions, the Conversion Date or Compulsory Conversion Date for which falls after the Record Date for such issue or, as the case may be, such grant, by multiplying the Conversion Price in effect immediately prior to that Record Date by a fraction of which the numerator shall be the number of Ordinary Shares in issue on such date of issue or grant plus the number of Ordinary Shares which the aggregate amount payable for such rights, options or warrants and for the total number of Ordinary Shares comprised therein would purchase at such Closing Price per Ordinary Share or such average Closing Price (as the case may be) and of which the denominator shall be the number of Ordinary Shares in issue on such date of issue or grant plus the aggregate number of additional Ordinary Shares issued or, as the case may be, comprised in the grant. Such adjustment shall become effective immediately after the Record Date for such issue or, as the case may be, such grant.

(vii) If and whenever the Company shall issue any securities (which are not Equity Share Capital) by way of rights to the holders of Ordinary Shares or shall grant to the holders of Ordinary Shares by way of rights any options, warrants or rights entitling them to subscribe for or purchase any such securities (whether in any such case such securities are of the Company or any other entity, but excluding any issue or grant which may result in an adjustment of the Conversion Price pursuant to sub-paragraph (A)(iii)(a) or (vi) above), in each case at a consideration less per security than 95 per cent. of (x) the most recent Closing Price (or, if such a security is not quoted on a stock exchange, the Market Value) of such a security at or immediately before the time at which the consideration at which such securities are, or are to be, issued or transferred, or the exercise price of such options, warrants or rights to subscribe or purchase such securities, is fixed or (y) if such consideration is, or is to be, fixed on the basis of or by reference to an average of 5 days' Closing Prices, such average Closing Price, then the Conversion Price shall be adjusted in relation to conversions, the Conversion Date or Compulsory Conversion Date for which falls after the Record Date

for such issue or, as the case may be, such grant, by multiplying the Conversion Price in effect immediately prior to that Record Date by the fraction:–

$$\frac{A - B}{A}$$

where:–

A = is the Closing Price of an Ordinary Share or such average Closing Price, as the case may be, (or, as the case may be, the Market Value) on the last Dealing Day preceding such Record Date;

B = is the Market Value as at such Record Date of the portion of the rights attributable to one Ordinary Share.

Such adjustment shall become effective immediately after the Record Date for the issue of the securities or the date of grant of the options, warrants or rights (as the case may be).

(viii) On any calculation of any adjustment, the resultant Conversion Price shall be rounded down to the nearest one Hong Kong cent. No adjustment shall be made to the Conversion Price which would amount to less than one per cent. of the Conversion Price then in effect. Any adjustment which by reason of the foregoing is not required to be made, and any amount by which the Conversion Price has been rounded down, shall be carried forward and taken into account in any subsequent adjustment. Notice of any adjustments shall be given to Convertible Preference Shareholders.

(ix) The Conversion Price may only be reduced so that on conversion Ordinary Shares would fall to be issued at a discount to their nominal value (HK$1 at the date of the adoption of this Article) if the Company in so far as may be permitted by and, in accordance with applicable law, a reserve to be applied in paying up such amounts on the Ordinary Shares to be issued on conversion as may be necessary to ensure that they are not issued at a discount. The Company will procure that no steps are taken which would result in the Conversion Price being reduced below the nominal value of the Ordinary Shares without establishing and maintaining in so far as may be permitted by and in accordance with applicable law, such a reserve sufficient to meet any deficit on the nominal value of such Ordinary Shares.

(x) In any circumstances where the Company (in accordance with sub-paragraph (A)(vii)) makes an issue of securities or grants options, warrants or rights to subscribe or purchase any securities which are not quoted on a stock exchange the Directors shall, or if in any other circumstances the Directors consider that the application of the provisions of this Article relating to adjustments of the Conversion Price would or might not fairly and appropriately reflect the respective interests of the persons affected thereby the Directors may, appoint a Bank to consider whether (in the latter case) it agrees and (in each case) whether, for any reason whatever, an adjustment should be made or not made or should be calculated on a different basis from that set out herein and, if such Bank considers any of the foregoing to be the case, the adjustment shall be made, modified or

nullified in such manner (including, without limitation, by making an adjustment on a different basis) as shall be certified by such Bank to be, in its opinion, appropriate.

(B) For the purposes of any calculation of the consideration receivable pursuant to sub-paragraphs (A)(ii), (iii), (vi) and/or (vii), the following provisions shall be applicable:–

(i) in the case of the issue of Ordinary Shares for cash, the aggregate consideration receivable shall be the gross amount of such cash, provided that in no case shall any deduction be made for any commissions or any fees or expenses paid or incurred by the Company for any management or underwriting of the issue or otherwise in connection therewith; and

(ii) in the case of the issue of securities convertible into or exchangeable for, or carrying rights of subscription for, or the grant of any options, warrants or rights to subscribe or purchase, Ordinary Shares (a) the aggregate consideration receivable by the Company therefor shall be deemed to be the consideration received or receivable by the Company for any such securities or any such grant plus the additional consideration (if any) receivable by the Company upon conversion or exchange thereof, or upon exercise of such rights of subscription attached thereto or such options, warrants or rights (the consideration in each case to be determined subject to the proviso in (i) above) and (b) the consideration per Ordinary Share receivable by the Company (again determined subject to the proviso in (i) above) upon conversion or exchange of, or upon exercise of such rights of subscription attached to, such securities or such options, warrants or rights shall be such aggregate consideration (if the Closing Price is expressed in Hong Kong dollars translated into Hong Kong dollars, if expressed in a currency other than Hong Kong dollars, at the average of the spot selling and the spot buying rates, between Hong Kong dollars and such other currency, of The Hongkong and Shanghai Banking Corporation Limited (or such other bank as the Directors may consider to be more appropriate) or, if the Closing Price is expressed in a currency other than Hong Kong dollars, translated into such other currency, at the average of the spot selling and the spot buying rates, between the currency in which such aggregate consideration is expressed and the currency in which the Closing Price is expressed, of such bank as the Directors may consider to be appropriate, at or about 11:00 a.m. in Hong Kong (or such other place as such other bank shall be situate) on the date of issue of such securities) divided by the number of Ordinary Shares to be issued upon such conversion or exchange or exercise at the conversion, exchange or subscription price or rate relating thereto.

Undertakings.

(9) So long as any Convertible Preference Share remains capable of being converted into Ordinary Shares:–

(A) the Company will use its best endeavours (i) to maintain a listing for all the issued Ordinary Shares on the Hong Kong Stock Exchange, (ii) to obtain and maintain a listing on the Hong Kong Stock Exchange for all Relevant Ordinary Shares and (iii) to obtain and maintain a listing for the Convertible Preference Shares on the Luxembourg Stock Exchange;

(B) if an offer is made to the holders of Ordinary Shares (or all such

shareholders other than the offeror and/or any company controlled by the offeror and/or any persons acting in concert with the offeror) to acquire the whole or any part of the Ordinary Shares and the Company becomes aware that the right to cast more than fifty per cent. of the votes which may ordinarily be cast on a poll at a general meeting of the Company has or will become vested in the offeror and/or such companies or persons aforesaid, the Company shall give notice to all Convertible Preference Shareholders of such vesting or future vesting within 7 days of its becoming so aware;

(C) the Company will send to each Convertible Preference Shareholder, by way of information, one copy of every circular, notice or other document sent to any other shareholders in the Company in their capacity as shareholders, at the same time as it is sent to such other shareholders;

(D) the Company shall procure that there shall be sufficient authorised but unissued share capital available for the purposes of satisfying the requirements of any Conversion Notice or Compulsory Conversion Notice as may be given and the terms of any other securities for the time being in issue which are convertible into or have the right to subscribe shares in the Company;

(E) the Company shall not, without the consent of the Convertible Preference Shareholders as a class (obtained in the manner provided in these Articles) or unless otherwise permitted pursuant to this Article:–

(i) modify, vary, alter or abrogate the rights attaching to the Ordinary Shares as a class, which (for the avoidance of doubt) shall not be deemed to be so modified, varied, altered or abrogated by the creation or issue of any shares or securities contemplated by this Article; or

(ii) change the date to which its annual accounts are made up from 30th June; or

(iii) effect any repurchase of the Convertible Preference Shares otherwise than is provided for in these Articles; or

(iv) issue any shares (other than Ordinary Shares or shares referred to in sub-paragraphs (G) or (H) below) constituting Equity Share Capital of the Company;

(F) if the Company shall issue any further Convertible Preference Shares or any shares ranking pari passu with the Convertible Preference Shares as regards income or return of capital which shares carry a right to vote at any general meeting of the Company more favourable than that attaching to the Convertible Preference Shares, then, unless the Convertible Preference Shareholders as a class shall have first approved (in the manner provided in these Articles) such issue, there shall automatically be conferred on the Convertible Preference Shareholders the right to receive notice of, and to attend and vote at, all general meetings of the Company thereafter as set out in paragraph (12)(B) below as if the Dividend were more than six months in arrears;

(G) if the Company makes any offer or invitation to holders of Ordinary Shares to subscribe or purchase shares (other than Ordinary Shares) constituting Equity Share Capital of the Company by way of rights, the Company shall at the same time make a like offer or invitation to each Convertible Preference Shareholder as if his Convertible Preference Shares had already

been converted in full into Ordinary Shares on the Record Date for such offer or invitation and notice of such offer or invitation shall be given in accordance with paragraph (16)(A) below save that publication shall be effected in the newspapers as provided in paragraph (16)(A) not less than once in each seven day period that such offer or invitation is open for acceptance, and such circumstances will not give rise to any adjustment pursuant to paragraph (8) above;

(H) if an issue of shares ("Bonus Shares") (other than Ordinary Shares) constituting Equity Share Capital of the Company, credited as fully paid, is made to holders of Ordinary Shares by way of capitalisation of profits or reserves, such circumstances will not give rise to any adjustment pursuant to paragraph (8) above and each Convertible Preference Shareholder shall be entitled to be allotted such Bonus Shares upon conversion of his Convertible Preference Share(s) on the basis that his Convertible Preference Share(s) had been converted in full into Ordinary Shares on the Record Date for such issue. Such Bonus Shares shall be deemed to rank for distributions and other rights paid or made in respect of the Bonus Shares on or after the relevant Conversion Date or Compulsory Conversion Date (notwithstanding the fact that they may not have been issued) but not otherwise. If the Convertible Preference Share, in respect of which such Bonus Share(s) are to be issued, is redeemed (otherwise than for the purpose of conversion), no such allotment of Bonus Shares shall be made in respect of that Convertible Preference Share. To the extent inconsistent with the provisions of Articles 149 or 150, the provisions of this Article shall prevail; and

(I) the Company shall pay all capital and stamp duties payable in Hong Kong, if any, in respect of the issue of Relevant Ordinary Shares upon conversion of any Convertible Preference Shares;

Provided that no offer or invitation shall be made pursuant to sub-paragraph (G) nor any Bonus Shares issued pursuant to sub-paragraph (H) to any Convertible Preference Shareholder with a registered address in any territory where in the absence of a registration statement or any other special formalities such offer, invitation or issue would or might, in the opinion of the Directors, be unlawful or impracticable under the laws of such territory or in any Relevant Jurisdiction, and in such event the only entitlement of any such Convertible Preference Shareholder shall be to receive the proceeds of sale of such rights or Bonus Shares which the Company shall be obliged to arrange to be sold for his benefit. For the purposes of implementing the provisions of this sub-paragraph, the Company may appoint some person to execute transfers, renunciations or other documents on behalf of the relevant Convertible Preference Shareholder and generally may make all arrangements which appear to it to be necessary or appropriate in connection with such implementation.

Redemption.

(10) (A) Subject to the Companies Ordinance and to any other fiscal or other legislation applicable to the Company, the Company may give a Redemption Notice at any time provided that, subject to sub-paragraph (B), such notice shall not be effective if the Redemption Date is before 16th November, 1996.

(B) The Company may give a Redemption Notice in respect of all, but not some only, of the Convertible Preference Shares, if, at the time when such notice is given the Company would be required for reasons outside its control to pay any additional amounts pursuant to paragraph (15).

(C) In the case of a partial redemption, the Convertible Preference Shares to be redeemed shall be selected individually by lot in such place as the Directors

shall select and in such manner as the Directors shall deem to be appropriate and fair, not more than 60 days prior to the Redemption Date and notice containing a list of Convertible Preference Shares called for redemption, and the Redemption Date, shall be published in accordance with paragraph (16)(A) not less than 30 days prior to such date.

(D) In the case of a redemption under sub-paragraph (B), the redemption price per Convertible Preference Share shall be its Reference Amount and, in the case of a redemption under sub-paragraph (A), the redemption price shall be calculated in accordance with the following table (expressed as percentages of the Reference Amount of a Convertible Preference Share):–

Redemption Date falls within the 12 months commencing 16th November	**Redemption Price per Convertible Preference Share**
1996	105 per cent.
1997	104 per cent.
1998	103 per cent.
1999	102 per cent.
2000	101 per cent.
and thereafter	100 per cent.

(E) The holder of any Relevant Convertible Preference Share shall, on or before the Redemption Date, deliver the certificate relating to the Relevant Convertible Preference Share and such other evidence (if any) as the Directors may reasonably require to prove the title of the holder (or, if such certificate has been lost or destroyed, such evidence of title and such indemnity as the Directors may reasonably require) to the Company at the place specified for such purpose in the relevant Redemption Notice.

(F) At 12:00 noon in London on the Redemption Date the Company shall redeem the Relevant Convertible Preference Shares and, upon delivery, on or after the Redemption Date, of the certificate or other evidence of title and indemnity referred to in sub-paragraph (E), the Company shall pay the relevant Convertible Preference Shareholder the redemption price together with a sum equal to any arrears and accruals of Dividend to which he is entitled pursuant to paragraph (2)(C), provided, however that, other than in the case of redemption under sub-paragraph (B), the Relevant Convertible Preference Shares may not be so redeemed unless the average of the Closing Price of an Ordinary Share on each dealing day, during the period of 30 days ending on the seventh day prior to the date upon which notice of such redemption is first given to the holders of Relevant Convertible Preference Shares shall have been equal to or greater than 130 per cent. of the Conversion Price in effect on such seventh day.

(11) Subject to the provisions of the Companies Ordinance and all other legislation or regulations relevant to the Company, the Company or any of its Subsidiaries may at any time purchase any of the Convertible Preference Shares in the open market or by tender (available to all Convertible Preference Shareholders alike) at any price. Any Convertible Preference Shares so purchased or otherwise acquired by the Company or any of its Subsidiaries may not be resold provided that nothing in this paragraph shall prohibit transfers of Convertible Preference Shares from any Subsidiary of the Company to the Company or any other Subsidiary of the Company. Purchase.

Meetings.

(12) (A) Subject as provided in sub-paragraph (9)(F), the Convertible Preference Shares shall not confer on the holders thereof the right to receive notice of, or to attend and vote at, a general meeting of the Company, unless:–

(a) at the date when the notices of a general meeting of the Company are given the Dividend is six months or more in arrears in which event the relevant Convertible Preference Shares shall confer on the holders thereof the right to receive notice of and, unless all such arrears have been paid prior to the time for holding the meeting, to attend and vote at that general meeting; or

(b) a resolution is to be proposed at a general meeting of the Company for winding-up the Company or a resolution is to be proposed which if passed would (subject to any consents required for such purpose being obtained) vary or abrogate the rights or privileges of the Convertible Preference Shareholders, in which event the Convertible Preference Shares shall confer on the holders thereof the right to receive notice of, and to attend and vote at, that general meeting, save that such holders may not vote upon any business dealt with at such general meeting except the election of a Chairman, any motion for adjournment and the resolution for winding-up or the resolution which if passed would (subject to any consents required for such purpose being obtained) so vary or abrogate the rights and privileges of the Convertible Preference Shareholders.

(B) Where Convertible Preference Shareholders are entitled to vote on any resolution then, at the relevant general meeting or separate general meeting of the Convertible Preference Shareholders, on a show of hands every Convertible Preference Shareholder who is present in person or (being a corporation) by a duly authorised representative shall have one vote and on a poll every Convertible Preference Shareholder who is present in person or by proxy or attorney or (being a corporation) by a duly authorised representative shall have one vote for each Ordinary Share into which each Convertible Preference Share held by him would be converted if the Conversion Date for such Convertible Preference Shares were the date 48 hours preceding the date of such general meeting or separate general meeting of the Convertible Preference Shareholders.

Payments etc.

(13) (A) Unless any other manner of payment is agreed between the Company and any Convertible Preference Shareholder, payments of Dividend, other cash distributions and moneys due on conversion or redemption to such Convertible Preference Shareholder shall be made by the Company posting a cheque or warrant in US dollars (or in the case of payments which are to be made in another currency, such other currency) addressed to that Convertible Preference Shareholder at his registered address as at the relevant Record Date and at his risk. Payment shall be deemed to have been made at the time of posting unless the relevant cheque or warrant is not honoured on presentation.

(B) Subject to sub-paragraph (A), where any property (including Relevant Ordinary Shares and share certificates in respect of them) is to be allotted, transferred or delivered to any Convertible Preference Shareholder the Company may make such arrangements with regard to such allotment, transfer or delivery as it may deem appropriate and in particular, without limitation, may appoint any person on behalf of that Convertible Preference Shareholder to execute any transfers, renunciations or other documents and may make arrangements for the delivery of any documents or property to

that Convertible Preference Shareholder at his risk. All share certificates and other documents of title to which any person is entitled shall be posted to him by the Company addressed to him at his registered address as at the relevant Record Date or, if none, the date of posting and at his risk.

(C) If at any time any payments (whether by way of distribution or on a return of capital or otherwise) which are required to be made pari passu as between the holders of the Convertible Preference Shares and such other shares as rank pari passu with the Convertible Preference Shares as regards the relevant payment shall not be made in full, in determining the amounts payable to the Convertible Preference Shareholders such amounts shall be calculated in the currency in which the Company makes up its accounts at the relevant time and, if not US dollars, converted into US dollars at the average of the spot selling and spot buying rates, between US dollars and such other currency, of The Hongkong and Shanghai Banking Corporation Limited (or such other bank as the Directors shall consider to be more appropriate) at or about 11:00 a.m. in Hong Kong (or such place as such other bank shall be situate) on:–

(i) in the case of any distribution, the date on which such distribution is declared;

(ii) in the case of a return of capital, the date on which such return of capital shall become due; and

(iii) in the case of any other payment, the date on which such payment shall become due.

(D) All payments or distributions with respect to Convertible Preference Shares held jointly by two or more persons shall be paid or made to whichever of such persons is named first in the register of members and the making of any payment or distribution in accordance with this sub-paragraph shall discharge the liability of the Company in respect thereof.

(14) No fraction of an Ordinary Share arising on conversion will be allotted to the holder of the Relevant Convertible Preference Share(s) otherwise entitled thereto but such fractions will, when practicable, be aggregated and sold and the net proceeds of sale will then be distributed pro rata among such holders unless in respect of any holding of Relevant Convertible Preference Shares the amount to be so distributed would be less than US$5 (or its equivalent in another currency at a prevailing exchange rate selected by the Directors), in which case such amount will not be so distributed but will be retained for the benefit of the Company. Unless otherwise agreed between the Company and a Converting Shareholder, if more than one Convertible Preference Share shall fall to be converted pursuant to any one Conversion Notice, the number of Ordinary Shares to be issued upon conversion shall be calculated on the basis of the aggregate Reference Amount of the Relevant Convertible Preference Shares. For the purpose of implementing the provisions of this sub-paragraph, the Company may appoint some person to execute transfers, renunciations or other documents on behalf of persons entitled to any such fraction and generally may make all arrangements which appear to it to be necessary or appropriate for the settlement and disposal of fractional entitlements. Fractions.

(15) All payments in respect of the Reference Amount, premium (if any) and Dividend in respect of Convertible Preference Shares shall be made without withholding or deduction for or on account of any present or future taxes, duties, assessments or governmental charges of whatever nature imposed or levied by or on behalf of Hong Kong or any authority therein or thereof unless the withholding or deduction of such taxes, duties, assessments or governmental charges is required by law. In that event, Taxation.

subject to the Company having sufficient profits available for distribution, the Company shall pay such additional amounts as may be necessary in order that the net amounts received by the Convertible Preference Shareholders after such withholding or deduction shall equal the respective amounts of the Reference Amount, nominal amount, premium (if any) and Dividend which would have been receivable in respect of the Convertible Preference Shares in the absence of such withholding or deduction, except that no such additional amounts shall be payable with respect to any Convertible Preference Shareholder:–

(a) who is liable to such taxes, duties, assessments or governmental charges in respect of such Convertible Preference Share by reason of his having some connection with Hong Kong other than by virtue of his being a Convertible Preference Shareholder; or

(b) receiving such payment in Hong Kong and who would be able to avoid such withholding or deduction by satisfying any statutory requirements or by making a declaration of non-residence or other similar claim for exemption to the Hong Kong tax authority but fails to do so.

To the extent that the Company shall have insufficient profits available for distribution in order to permit it to pay all or any of such additional amounts as aforesaid the amount of any shortfall shall be treated for all purposes as arrears of Dividend.

Notices.

(16) (A) The provisions of Article 171 shall apply to the giving of notices to Convertible Preference Shareholders and all notices required to be given to Convertible Preference Shareholders, all notices required to be published by paragraph (6)(B) or (10)(C) and all notices permitted to be published by the definitions of "Agent's Office" or "Registrar's Office" shall, so long as any Convertible Preference Shares are listed on the Luxembourg Stock Exchange be published in the Financial Times in London and the Luxemburger Wort in Luxembourg, or in such other newspaper or newspapers in London and Luxembourg as may from time to time be designated by the Company for such purpose and notified to the Convertible Preference Shareholders. Any Redemption Notice or Compulsory Conversion Notice shall, for the purposes of this Article, be deemed to have been given to Convertible Preference Shareholders at the time of such publication.

(B) A notice given pursuant to this Article shall be irrevocable except, in the case of a Conversion Notice, with the consent in writing of the Company.

Transfers and Certificates.

(17) (A) Subject to the provisions of this Article, the provisions of the Articles relating to the transfer of shares and share certificates shall apply in relation to the Convertible Preference Shares. The Convertible Preference Shares shall be registered on the register of Convertible Preference Shares maintained at the Registrar's Office in Hong Kong. An instrument of transfer in respect of a Convertible Preference Share shall be signed by or on behalf of the transferor but need not be signed by or on behalf of the transferee.

(B) The Directors may in their absolute discretion and without assigning any reason therefor refuse to register any transfer of Convertible Preference Shares lodged with the Company prior to the Exchange Date except for a transfer from the Depositary to a successor depositary.

Prescription.

(18) Any Convertible Preference Shareholder who has failed to claim distributions or other property or rights within 12 years of their having been made available to him will not thereafter be able to claim such distributions or other property or rights

which shall be forfeited and revert to the Company. The Company shall retain such distributions or other property or rights but shall not at any time be a trustee in respect of any such distributions or other property or rights nor accountable for any income or other benefits derived therefrom.

(19) Unless the context otherwise requires, all references in this Article to dates and times are to dates and times in the United Kingdom. Dates and Times.

Names, Addresses and Descriptions of Subscribers
(Sd.) TEH CHI KHUN, N.K.I.L. 53 Ngauchiwan, Kowloon, Merchant. (Sd.) HUI YIP BENG, No. 39 Nathan Road, 1st floor, Kowloon, Merchant. (Sd.) S. S. LIM, No. 1 Duke Street, Kowloon, Merchant. (Sd.) LIM TENG KEE, No. 363 Prince Edward Road, Third floor, Kowloon, Merchant. (Sd.) K. W. PAI, N.K.I.L. 53 Ngauchiwan, Kowloon, Merchant. (Sd.) DANIEL CHEN, No. 373 Prince Edward Road, Kowloon, Merchant. (Sd.) S. E. TENG, No. 60 Cameron Road, Kowloon, Merchant.

Dated the 7th day of December, 1949.
WITNESS to the above signatures:

(Sd.) A. K. W. LUI,
Solicitor,
Hong Kong